As filed with the Securities and Exchange Commission on January 23, 2009
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ENDOCARE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-15063 (Primary Standard Industrial Classification Code Number)	33-0618093 (I.R.S. Employer Identification No.)

201 Technology Drive
Irvine, California 92618
(949) 450-5400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael R. Rodriguez
Senior Vice President, Finance and Chief Financial Officer
Endocare, Inc.
201 Technology Drive
Irvine, California 92618
(949) 450-5400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Clint B. Davis Senior Vice President, Legal Affairs, General Counsel and Secretary Endocare, Inc. 201 Technology Drive Irvine, California 92618 (949) 450-5400	Michelle A. Hodges David C. Lee Gibson, Dunn & Crutcher LLP 3161 Michelson Drive, Suite 1200 Irvine, CA 92612 (949) 451-3800

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions to the Merger described in the proxy statement/prospectus.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering	Aggregate	Amount of
Securities to be Registered(1)	Registered(2)	Price per Share	Offering Price(3)	Registration Fee
Common Stock, $0.001 par value per share	15,524,565	N/A	$13,766,000	$541

(1)	This registration statement relates to common stock, $0.001 par value per share, of Endocare, Inc., a Delaware corporation (“Endocare”), issuable to holders of shares of Galil Medical Ltd., an Israeli corporation (“Galil”), in the proposed merger of Orange Acquisitions Ltd., a wholly owned subsidiary of Endocare, with and into Galil. Each share of Endocare’s common stock includes a right to purchase three one-thousandths of a share of Series A Junior Participating Preferred Stock pursuant to the Rights Agreement, dated as of March 31, 1999, between Endocare and U.S. Stock Transfer Corporation, as amended.

(2)	The amount of Endocare common stock to be registered has been determined based on the estimated maximum number of shares to be issued in the merger, calculated as the product of (i) the exchange ratio of 0.923077 by (ii) 16,818,277 shares (the number of issued and outstanding shares of Endocare common stock as of January 22, 2009, plus all outstanding options, warrants and deferred stock units). Based on the current trading price of Endocare’s common stock on the Nasdaq Capital Market, it is expected that Endocare will issue approximately 11,092,330 shares of common stock in the proposed merger. The remaining 4,432,235 shares that Endocare is registering relate to outstanding options, warrants and deferred stock units that are currently out-of-the-money.

(3)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and (f) of the Securities Act of 1933, as amended, based upon the aggregate book value of the Galil securities that will be cancelled in the merger, computed as of September 30, 2008, the latest practicable date prior to the date of filing of this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 23, 2009

PROXY STATEMENT/PROSPECTUS OF ENDOCARE, INC.

To the Stockholders of Endocare, Inc. and the Shareholders of Galil Medical Ltd.:

On November 10, 2008, Endocare, Inc. (“Endocare”), and Galil Medical Ltd. (“Galil”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Orange Acquisitions Ltd., a wholly owned subsidiary of Endocare (“Merger Sub”), will merge with and into Galil, with Galil continuing after the merger as the surviving company and a wholly owned subsidiary of Endocare (the “Merger”).

At the effective time of the Merger, each outstanding ordinary share of Galil will be converted into the right to receive the number of shares of Endocare common stock equal to the product of (1) the sum of the number of shares of Endocare common stock outstanding and the number of shares of Endocare common stock subject to in-the-money options immediately prior to the effective time of the Merger and (2) the exchange ratio of 0.923077, divided by the total number of Galil ordinary shares outstanding and the number of ordinary shares of Galil subject to in-the-money options immediately prior to the effective time of the Merger. It is expected that 11,092,330 shares of Endocare common stock will be issued in the Merger, including the shares that will be deposited into escrow pursuant to the Merger Agreement (the “Escrow Shares”). The exact conversion ratio cannot be calculated until immediately prior to the effective time of the Merger, but it is expected that approximately 33.0 ordinary shares of Galil will be converted into one share of Endocare common stock. Immediately following the effective time of the Merger and attributing ownership to Galil’s shareholders of the Escrow Shares, Galil’s shareholders will own approximately 48%, and Endocare’s existing stockholders will own approximately 52%, of Endocare’s common stock, without giving effect to the shares issuable pursuant to the concurrent financing described below. The Merger will have no effect on the number of shares of common stock of Endocare owned by existing Endocare stockholders.

Concurrent with the execution of the Merger Agreement, Endocare and certain existing institutional accredited stockholders of Endocare and Galil entered into a stock purchase agreement (the “Stock Purchase Agreement”), relating to the private placement by Endocare of 16,250,000 shares of Endocare common stock at a purchase price of $1.00 per share (the “Financing”). The offering proceeds to Endocare from the Financing are expected to be $16,250,000. The closing of the Financing is subject to the concurrent closing of the Merger and certain other conditions. Upon consummation of the Merger and the Financing and attributing ownership to Galil’s shareholders of the Escrow Shares, existing Endocare stockholders will own approximately 38.5% of Endocare’s outstanding common stock and the shareholders of Galil will own approximately 61.5% of Endocare’s outstanding common stock. As a result, the Merger will be accounted for as a reverse acquisition and equity recapitalization in accordance with U.S. generally accepted accounting principles. Under this method of accounting, after completion of the Merger and the Financing, Endocare will be treated as the “acquired” company for financial accounting and reporting purposes, and the combined entity’s results of operations prior to completion of the Merger will be those of Galil.

Endocare’s common stock is currently listed on the Nasdaq Capital Market under the symbol “ENDO.” On [ • ], 2009, the latest practicable date prior to the date of this proxy statement/prospectus, the closing sale price per share of Endocare’s common stock as reported on the Nasdaq Capital Market was $[ • ] per share.

Endocare is holding a special meeting of its stockholders to obtain stockholder approval of the issuance of shares of Endocare common stock in the Merger and the Financing in order to comply with the requirements of Nasdaq Marketplace Rule 4350(i)(1)(c)(ii). At the special meeting, which will be held at [ • ] a.m., local time, on [ • ], at the principal executive offices of Endocare located at 201 Technology Drive, Irvine, California 92618, unless postponed or adjourned to a later date, Endocare will ask its stockholders to approve (i) the issuance of shares of Endocare common stock in the Merger pursuant to the Merger Agreement, (ii) the issuance of up to 16,250,000 shares of Endocare common stock pursuant to the Stock Purchase Agreement, (iii) the Endocare, Inc. 2009 Stock Incentive Plan, (iv) an amendment to Endocare’s Restated Certificate of Incorporation, as amended, to increase the total number of shares of capital stock that Endocare is authorized to issue, and (v) an adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposals 1 through 4. Endocare’s board of directors unanimously recommends that Endocare’s stockholders vote FOR each of the proposals.

Galil is holding a special general meeting and class meetings of shareholders in order to obtain the requisite shareholder approval necessary to complete the Merger. At the special general meetings and the class meetings, which will be held at 5:00 p.m., local time, on [ • ], 2009, at the office of Galil located at Tavor Building 1, Industrial Park, Yokneam 20692, Israel, unless postponed or adjourned to a later date, Galil will ask its shareholders to approve (i) the Merger and the Merger Agreement, the Stock Purchase Agreement, a Pre-Closing Shareholders Agreement among Galil and certain major shareholders of Galil and all other ancillary agreements to the Merger Agreement and the transactions contemplated thereby, (ii) certain amendments to the Articles of Association of Galil to be effective immediately prior to the closing of the Merger, (iii) the cancellation of any shares of Galil held in the treasury of Galil or owned by Galil immediately prior to the closing of the Merger, (iv) the grant to certain senior employees of Galil of certain bonus payments and retention packages, (v) the replacement of the Articles of Association of Galil with new Articles of Association as of the effective time of the Merger, and (vi) the designation of Martin J. Emerson as agent and proxy for the purposes of proxies executed by optionees of Galil. Galil’s board of directors unanimously recommends that Galil’s shareholders vote FOR each of the proposals.

More information about Endocare, Galil, the Merger, the Merger Agreement, the Financing and the Stock Purchase Agreement is contained in the accompanying proxy statement/prospectus. Endocare encourages you to read the proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the transactions described in this proxy statement/prospectus or the Endocare common stock to be issued pursuant to the Merger Agreement or the Stock Purchase Agreement or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [ • ], 2009, and is first being mailed to Endocare and Galil shareholders on or about [ • ], 2009.

ENDOCARE, INC.
201 Technology Drive
Irvine, California 92618

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On [ • ], 2009

Dear Stockholder of Endocare, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Endocare, Inc., a Delaware corporation (“Endocare”), will be held at the principal executive offices of Endocare located at 201 Technology Drive, Irvine, CA 92618, on [ • ], 2009 at [ • ] a.m., local time for the following purposes:

1. To consider and vote upon a proposal to issue shares of Endocare common stock, par value $0.001 per share, pursuant to the Agreement and Plan of Merger by and among Endocare, Orange Acquisitions Ltd., Endocare’s wholly owned merger subsidiary, and Galil Medical Ltd. (“Galil”), pursuant to which Endocare would acquire Galil through a merger of Orange Acquisitions Ltd. with and into Galil so that Galil becomes a wholly owned subsidiary of Endocare (the “Merger”);

2. To consider and vote upon a proposal to issue up to 16,250,000 shares of Endocare common stock, pursuant to the Stock Purchase Agreement by and among Endocare and certain existing institutional stockholders of Endocare and Galil;

3. To consider and vote upon a proposal to approve the Endocare, Inc. 2009 Stock Incentive Plan;

4. To consider and vote upon a proposal to amend Endocare’s Restated Certificate of Incorporation, as amended, to increase the total number of shares of capital stock that Endocare is authorized to issue from 51,000,000 shares to 76,000,000 shares by increasing the total number of authorized shares of common stock from 50,000,000 shares to 75,000,000 shares;

5. To consider and vote upon an adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals; and

6. To transact such other business that properly comes before the meeting or any adjournment or postponement thereof.

Endocare’s board of directors unanimously recommends that you vote FOR each of the proposals.

The foregoing items of business are more fully described in the proxy statement/prospectus accompanying this Notice. Only stockholders of record at the close of business on [ • ], 2009 will be entitled to vote at the special meeting. Our stock transfer books will remain open between the record date and the date of the special meeting. A list of stockholders entitled to vote at the special meeting will be available for inspection at our principal executive offices.

All stockholders are cordially invited to attend the special meeting in person. Whether or not you plan to attend the special meeting in person, please cast your proxy vote promptly by Internet, telephone or mail. Voting instructions are included with your proxy card. Should you receive more than one proxy card because your shares are registered in different names or addresses, each proxy card should be voted to assure that all your shares are included in the vote. You may revoke your proxy card at any time prior to the special meeting by following the instructions in the proxy statement/prospectus. If you attend the special meeting and vote by ballot, then your proxy vote will be revoked automatically and only your vote by ballot at the special meeting will be counted. Regardless of the number of shares of Endocare you own or whether or not you plan to attend the meeting, it is important that your shares be represented and voted.

The approval of both Proposals 1 and 2 is required for completion of the Merger. In addition, unless the Merger is completed, neither the Endocare, Inc. 2009 Stock Incentive Plan nor the amendment to Endocare’s Restated Certificate of Incorporation, as amended, will be implemented, whether or not approved by the Endocare stockholders.

By order of the board of directors of Endocare, Inc.,

Clint B. Davis
Senior Vice President, Legal Affairs,
General Counsel and Secretary

Irvine, California
[ • ], 2009

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WE ENCOURAGE YOU TO READ THE ATTACHED PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY AND CAST YOUR PROXY VOTE AS PROMPTLY AS POSSIBLE.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Endocare that is not included in or delivered with this proxy statement/prospectus. Endocare will provide without charge this information and any and all of the documents referred to herein to each person to whom a copy of this proxy statement/prospectus has been delivered, who makes a written or oral request by writing or calling Endocare at the following address or telephone number.

Corporate Secretary
Endocare, Inc.
201 Technology Drive
Irvine, California 92618
(949) 450-5400

If you would like to request any documents, please do so by [ • ], 2009, in order to ensure timely delivery before the special meetings.

This proxy statement/prospectus forms a part of a registration statement on Form S-4 (Registration No. 333-          ), filed by Endocare with the United States Securities and Exchange Commission (the “SEC”). It constitutes a prospectus of Endocare under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), and the rules thereunder, with respect to the shares of Endocare common stock to be issued to holders of shares of Galil in the Merger. In addition, it constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder, and a notice of meeting with respect to the special meeting of stockholders at which Endocare’s stockholders will consider and vote on the proposals to approve the issuance of Endocare common stock issuable to the holders of Galil shares pursuant to the Merger Agreement, to approve the issuance of Endocare common stock issuable pursuant to the Stock Purchase Agreement, to approve the Endocare, Inc. 2009 Stock Incentive Plan, to approve an amendment to Endocare’s Restated Certificate of Incorporation, as amended, to increase the total number of shares of capital stock that Endocare is authorized to issue, and to approve an adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposals 1 through 4, each as described in this proxy statement/prospectus. This proxy statement/prospectus does not constitute a prospectus of Galil or a proxy statement of Galil and is not being distributed to Galil shareholders for the purpose of soliciting proxies for the special general meeting and class meetings of Galil shareholders referred to herein.

You should rely only on the information contained in this proxy statement/prospectus or on information to which Endocare has referred you. Endocare has not authorized anyone else to provide you with any information. Endocare provided the information concerning Endocare, and Galil provided the information concerning Galil, appearing in this proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETINGS AND THE TRANSACTIONS

The following section provides answers to frequently asked questions about the Endocare special meeting of stockholders and the Galil special general and class meetings of shareholders. This section, however, only provides summary information. These questions and answers do not address all issues that may be important to you as a stockholder of Endocare or shareholder of Galil. We encourage you to read this proxy statement/prospectus carefully and in its entirety, including each of the annexes.

Q.	What are the proposed transactions?

A.	Merger: It is proposed that Endocare will acquire Galil through a merger of Orange Acquisitions Ltd., a newly formed, wholly owned subsidiary of Endocare, with and into Galil so that Galil becomes a wholly owned subsidiary of Endocare after the Merger. Immediately after the Merger, but prior to the Financing, Endocare’s existing stockholders will own approximately 52.0% of the outstanding shares of common stock of Endocare and Galil shareholders will own approximately 48.0% of the outstanding shares of Endocare common stock.

Financing: On November 10, 2008, concurrent with the execution of the Merger Agreement, Endocare and certain existing institutional accredited stockholders of Endocare and Galil entered into a Stock Purchase Agreement relating to the private placement by Endocare of 16,250,000 shares of Endocare common stock at a purchase price of $1.00 per share. The offering proceeds to Endocare are expected to be approximately $16,250,000. Upon consummation of the Merger and the Financing, and attributing ownership to Galil’s shareholders of the Escrow Shares, existing Endocare stockholders will own approximately 38.5% of the outstanding shares of common stock of Endocare and the shareholders of Galil will own approximately 61.5% of the outstanding shares of common stock of Endocare. The Stock Purchase Agreement is subject to the concurrent closing of the Merger and certain other conditions, including the sale of shares with a minimum aggregate purchase price of $12,000,000 and that Endocare’s common stock remains listed on the Nasdaq Capital Market or the Over-The-Counter Bulletin Board.

Q.	What will Endocare stockholders and Galil shareholders receive in the Merger?

A.	Endocare stockholders: The Merger will have no effect on the number of shares of common stock of Endocare owned by existing Endocare stockholders.

Galil shareholders: The Merger Agreement provides that at the effective time of the Merger, each outstanding ordinary share of Galil will be converted into the right to receive the number of shares of Endocare common stock equal to the product of (1) the sum of the number of shares of Endocare common stock outstanding and the number of shares of Endocare common stock subject to in-the-money options immediately prior to the effective time of the Merger and (2) the exchange ratio of 0.923077, divided by the total number of Galil ordinary shares outstanding and the number of ordinary shares of Galil subject to in-the-money options immediately prior to the effective time of the Merger. The exact conversion ratio cannot be calculated until immediately prior to the effective time of the Merger, but it is expected that approximately 33.0 ordinary shares of Galil will be converted into one share of Endocare common stock.

Q.	When do you expect the Merger to be completed?

A.	We anticipate that consummation of the Merger will occur in the period from the late first quarter of 2009 to the end of the second quarter of 2009, as promptly as practicable after the special meetings and following satisfaction or waiver of all closing conditions. However, the exact timing of the consummation of the Merger is not yet known. See the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 69 of this proxy statement/prospectus.

Q.	When is the Endocare special stockholder meeting?

A.	The special meeting of Endocare’s stockholders held to vote on the proposals will be held at [ • ] a.m., local time, on [ • ], 2009 at:

Endocare, Inc. 201 Technology Drive Irvine, California 92618

At the special meeting, Endocare stockholders may cast one vote per share of Endocare common stock held by them on the close of business on [ • ], 2009, the record date for the special meeting. As of the record date, [ • ] shares of Endocare common stock were outstanding and entitled to vote. Proposals 1, 2, 3 and 5 to be voted upon by Endocare’s stockholders will require the approval by holders of a majority of the shares of Endocare common stock present in person or by proxy and voting at the Endocare special meeting called to vote on such proposals at which a quorum is present. A quorum for the special meeting is the presence of Endocare stockholders representing more than 50% of the shares eligible to vote at the meeting. Proposal 4 to be voted upon by Endocare stockholders will require approval of the holders of a majority of the outstanding shares of Endocare common stock entitled to vote as of the record date.

Q.	When are the Galil special general and class shareholder meetings?

A.	The special general meeting of Galil’s shareholders held to vote on the proposals will be held at 5:00 p.m., local time, on [ • ], 2009.

The class meeting of the holders of Galil’s issued and outstanding ordinary shares held to vote on the proposals will be held at 5:30 p.m., local time, on [ • ], 2009.

The class meeting of the holders of Galil’s issued and outstanding Series A-1 Preferred Shares held to vote on the proposals will be held at 6:00 p.m., local time, on [ • ], 2009.

The class meeting of the holders of Galil’s issued and outstanding Series A-2 Preferred Shares held to vote on the proposals will be held at 6:30 p.m., local time, on [ • ], 2009.

The special general meeting and each of the class meetings will be held at Galil’s office located at:

Galil Medical Ltd. Tavor Building 1 Industrial Park Yokneam 20692 Israel

At the special general meeting, Galil shareholders may cast one vote per each ordinary share of Galil held by them on the date of the special general meeting and a number of votes equal to the number of ordinary shares into which any Series A-1 Preferred Share or any Series A-2 Preferred Share held by such shareholders is then convertible pursuant to Amended and Restated Articles of Association of Galil as of the date of the special general meeting. At each class meeting, Galil shareholders may cast one vote per each ordinary share, or Series A-1 Preferred Share, or Series A-2 Preferred Share, as applicable, held by them on the date of the applicable class meeting. The proposals to be voted upon by Galil’s shareholders will require the approval by holders of at least 75% of Galil’s issued and outstanding ordinary shares, at least 75% of Galil’s issued and outstanding Series A-1 Preferred Shares and at least 75% of Galil’s issued and outstanding Series A-2 Preferred Shares. A quorum for each class meeting is the presence, in person or by proxy, of Galil shareholders representing at least 50% of the shares eligible to vote at such class meeting. In addition, the proposals to be voted upon by Galil’s shareholders will require the approval of at least 75% of the holders of Galil’s issued and outstanding ordinary shares, Series A-1 Preferred Shares and Series A-2 Preferred Shares, voting collectively on an as-converted basis. A quorum for the special general meeting is the presence, in person or by proxy, of: (i) Galil shareholders representing at least 50% of the issued and outstanding share capital of Galil (determined on as converted basis), and (ii) shareholder(s) holding at least a majority of the Series A-1 Preferred Shares.

Q.	What do I need to do now?

A.	Endocare stockholders: We encourage you to read this proxy statement/prospectus carefully and in its entirety, including each of the annexes, and to consider how the issuance of shares pursuant to the Merger Agreement and Stock Purchase Agreement affects you. If your shares are registered directly in your name, you may vote in one of four different ways. First, you can provide your proxy instructions over the Internet at www.proxyvote.com, by following the instructions you will find there. Second, you can provide your proxy instructions by telephone at 1-800-690-6903, by following instructions. Third, you can complete, date and sign the enclosed proxy card and mail it in the enclosed postage-paid envelope. Alternatively, you can deliver your completed proxy card in person or vote by completing a ballot in person at the special meeting.

Galil shareholders: We encourage you to read this proxy statement/prospectus carefully and in its entirety, including each of the annexes, and to consider how the approval of the Merger Agreement affects you. You may vote in person or by proxy (as set forth in Galil’s Amended and Restated Articles of Association) at the special general meeting and the applicable class meeting(s). Galil is not soliciting proxies in connection with the special general meeting or any of the class meetings.

If the Merger is completed, Galil shareholders will have to surrender their certificates representing Galil shares in order to receive the Endocare common stock that they are entitled to receive in the Merger. Galil shareholders do not need to do this now, but will receive written instructions upon completion of the Merger.

Q.	How does the Board of Directors of Endocare recommend the Endocare stockholders vote?

A.	After careful consideration, Endocare’s board of directors unanimously recommends that Endocare’s stockholders vote:

FOR Proposal 1 to approve the issuance of shares of Endocare common stock in the Merger pursuant to the Merger Agreement;

FOR Proposal 2 to approve the issuance of up to 16,250,000 shares of Endocare common stock pursuant to the Stock Purchase Agreement;

FOR Proposal 3 to approve the Endocare, Inc. 2009 Stock Incentive Plan;

FOR Proposal 4 to approve an amendment to Endocare’s Restated Certificate of Incorporation, as amended, to increase the total number of shares of capital stock that Endocare is authorized to issue from 51,000,000 shares to 76,000,000 shares by increasing the total number of authorized shares of common stock from 50,000,000 shares to 75,000,000 shares; and

FOR Proposal 5 to approve an adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposals 1 through 4.

The approval of both Proposals 1 and 2 is required for completion of the Merger. In addition, unless the Merger is completed, neither the Endocare, Inc. 2009 Stock Incentive Plan nor the amendment to Endocare’s Restated Certificate of Incorporation, as amended, will be implemented, whether or not approved by the Endocare stockholders.

Q.	How does the Board of Directors of Galil recommend the Galil shareholders vote?

A.	The board of directors of Galil has determined that the Merger Agreement and the proposed Merger is fair to, and in the best interests of, Galil and its shareholders and unanimously recommends that its shareholders vote FOR the adoption of the Merger Agreement. In addition, the Galil shareholders are also being asked to vote on certain other proposals not directly related to the Merger as to which the board of directors of Galil also unanimously recommends that the shareholders vote to approve.

Q.	If my Endocare shares are held in “street name” by my broker, will my broker vote my shares for me?

A.	Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker to vote your shares. If you do not instruct your broker on how to vote, your shares will not be voted. You cannot vote shares held in “street name” by returning a proxy card to Endocare.

Q.	May I change my vote after I have mailed my signed proxy card?

A.	Endocare stockholders: You may change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can send a written notice to Endocare stating that you want to revoke your proxy. Second, you can complete and submit a new proxy card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card to:

Endocare, Inc. 201 Technology Drive Irvine, California 92618 Attention: Corporate Secretary

Third, you can attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy; you must provide notice and vote at the meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Galil shareholders: Galil is not soliciting proxies in connection with the special general meeting or any of the class meetings.

Q.	What approval of Endocare’s stockholders and Galil’s shareholders is required to consummate the Merger?

A.	In order to consummate the Merger, the issuance of shares of Endocare common stock pursuant to the Merger Agreement and Stock Purchase Agreement must be approved by a majority of the shares present in person or by proxy at the Endocare special meeting called to vote on such proposal.

In addition, Galil’s shareholders must adopt the Merger Agreement, which requires the affirmative vote of holders of at least 75% of Galil’s issued and outstanding ordinary shares, at least 75% of Galil’s issued and outstanding Series A-1 Preferred Shares and at least 75% of Galil’s issued and outstanding Series A-2 Preferred Shares, in each case voting at a meeting at which at least 50% of the holders of the respective class of Galil shares are present in person or by proxy. In addition, approval of the Merger Agreement requires the affirmative vote of at least 75% of the holders of Galil’s issued and outstanding ordinary shares, Series A-1 Preferred Shares and Series A-2 Preferred Shares, voting collectively on an as-converted basis with the presence of (i) at least 50% of the then issued and outstanding share capital of Galil (determined on as converted basis), and (ii) shareholder(s) holding at least a majority of the Series A-1 Preferred Shares. As a condition to entering into the Merger Agreement, Endocare required certain shareholders of Galil, who collectively own more than 97.5% of the outstanding shares of Galil, to enter into voting agreements in which they agreed to vote in favor of the Merger and certain other transactions and to execute an appropriate proxy in that respect. Such agreements involve only Galil’s shareholders who hold (together with their affiliated entities) 5% or more of the voting power of Galil.

The proxies which were executed concurrently with the execution of the Merger Agreement are irrevocable until such time as the Voting Agreement dated as of November 10, 2008, among Endocare, Orange Acquisitions Ltd. and certain shareholders of Galil terminates in accordance with its terms.

Q.	Who can help answer my questions?

A.	Endocare stockholders: If you have more questions about the proposals, you should contact:

Corporate Secretary Endocare, Inc. 201 Technology Drive Irvine, California 92618 (949) 450-5400

Galil shareholders: If you have more questions about the proposals, you should contact:

Chief Financial Officer Galil Medical Ltd. POB 224 Yokneam 20692, Israel +972.4.909.3200

v

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. We encourage you to read this proxy statement/prospectus carefully and in its entirety, including annexes, and the other documents to which this proxy statement/prospectus refers to fully understand the proposals. See “Where You Can Find More Information” on page 208.

The Companies

Endocare, Inc. (page 102)
201 Technology Drive
Irvine, CA 92618
(949) 450-5400

Endocare is an innovative medical device company focused on the development of minimally invasive technologies for tissue and tumor ablation. Endocare has initially concentrated on developing cryoablation (freezing) technologies for the treatment of prostate cancer and believes that its proprietary technologies have broad applications across a number of markets, including the ablation of tumors in the kidney, lung and liver and palliative intervention (treatment of pain associated with metastases).

Orange Acquisitions Ltd. (page 114)

Orange Acquisitions Ltd. is a newly formed Israeli corporation and wholly owned subsidiary of Endocare organized for the purpose of completing the proposed Merger. It has engaged in no business activities, and it has no assets or liabilities of any kind, other than those incidental to its formation and those incurred in connection with the Merger.

Galil Medical Ltd. (page 115)
Tavor Bldg. 1
Industrial Park
P.O. Box 224
Yokneam 20692, Israel
+972.4.909.3200

Galil is leading a new era of minimally invasive cryotherapy solutions that enhance patient quality of life. Since its foundation, Galil has dedicated extensive research toward increasing the ease of use and precision of cryotherapy and minimally invasive procedures in order for physicians to provide patients with rapid recovery times and a high quality of life.

Summary of the Merger (page 33)

In the Merger, Orange Acquisitions Ltd. will merge with and into Galil. After the Merger, Galil will continue as the surviving company and will be a wholly owned subsidiary of Endocare. Each outstanding share of Galil will be cancelled at the effective time of the Merger, and in exchange therefor, Endocare will issue shares of Endocare common stock. Following the Merger, Galil shareholders will no longer have any interest in Galil, but will have an equity stake in Endocare, the new parent company of Galil’s operations. Immediately after the Merger, but prior to the Financing, and attributing ownership to Galil’s shareholders of the Escrow Shares, existing Endocare stockholders are expected to own approximately 52.0% of the outstanding shares of Endocare common stock and the former Galil shareholders are expected to own approximately 48.0% of the outstanding shares of Endocare common stock. Upon consummation of the Merger and Financing and attributing ownership to Galil’s shareholders of the Escrow Shares, existing Endocare stockholders will own approximately 38.5% of the outstanding shares of common stock of Endocare and Galil shareholders will own approximately 61.5% of the outstanding shares of common stock of Endocare.

We have attached the Merger Agreement to this proxy statement/prospectus as Annex A. The Merger Agreement describes the terms of the Merger. We encourage you to read the Merger Agreement. It is the legal document that governs the Merger and its exact language prevails over the more general, abbreviated descriptions in this proxy statement/prospectus.

Endocare stockholders and Galil shareholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Endocare, Galil or any of their respective affiliates.

Galil Share Options (page 49)

In the Merger, each share option to buy Galil ordinary shares will become an option to buy Endocare common stock. Each option will continue to be governed by the Galil share option plan and other governing documents under which it was issued, except that the number of shares subject to each share option, as well as the exercise price of that share option, will be adjusted to reflect the Merger exchange ratio.

Opinion of Endocare’s Financial Advisor (page 43)

In connection with the Merger, Endocare’s board of directors received a written opinion, dated November 10, 2008, of Endocare’s financial advisor, Oppenheimer & Co. Inc. (“Oppenheimer”), as to the fairness, from a financial point of view and as of the date of the opinion, to Endocare of the 0.923077 aggregate exchange ratio provided for in the Merger Agreement. The full text of Oppenheimer’s written opinion, dated November 10, 2008, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this proxy statement/prospectus as Annex E. Oppenheimer’s opinion was provided to Endocare’s board of directors in connection with its evaluation of the 0.923077 aggregate exchange ratio from a financial point of view and does not address any other aspect of the Merger or any related transaction. Oppenheimer’s opinion does not address the underlying business decision of Endocare to effect the Merger or any related transaction, the relative merits of the Merger or any related transaction as compared to any alternative business strategies that might exist for Endocare or the effect of any other transaction in which Endocare might engage and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the Merger or any related transaction.

Our Reasons for the Merger (page 41)

Endocare and Galil are proposing to merge because they believe that the Merger will significantly benefit their respective stockholders.

Endocare believes that a combination with Galil will:

•	Permit a consolidation of resources that will result in greater penetration of cryoablation technology in the marketplace;

•	Create efficiency opportunities, through reorganization and elimination of redundant administrative, sales & marketing and research & development costs, by bringing together the best technologies of both organizations to provide greater combined innovative potential; and

•	Result in a stronger international position, and allow the combined company to better compete with other treatments.

As a result, Endocare’s board believes that the Merger should provide increased value to its stockholders.

Galil believes that a combination with Endocare will:

•	Create opportunities for new innovation and technology synergies;

•	Improve the product platform and allow penetration of a broader market for cryoablation;

•	Eliminate duplicate selling and administrative costs;

•	Eliminate redundant clinical trials and studies; and

•	Leverage existing sales and distribution.

As a result, Galil’s board believes that the Merger should provide increased value to its shareholders.

Overview of the Merger Agreement

Merger Consideration (page 59)

Pursuant to the Merger Agreement, Endocare will issue to Galil’s shareholders and will assume Galil’s options that are expected to equal an aggregate of approximately 11,857,248 shares of Endocare’s common stock.

Conditions to Completion of the Merger (page 69)

Consummation of the Merger is subject to a number of conditions, including among others, the following:

•	the approval by Endocare’s stockholders of the issuance of shares of Endocare common stock pursuant to the Merger Agreement and Stock Purchase Agreement;

•	the approval of the Merger, the Merger Agreement and the related transactions by the holders of all classes of Galil’s outstanding shares voting together at the special general meeting and at each individual class meeting;

•	the receipt of all governmental and other third party consents;

•	no governmental investigation or proceeding that makes it reasonably possible that an order will be issued enjoining or restraining the Merger and the related transactions;

•	the elapsing of the statutory waiting period as required by Israel law;

•	the receipt of a withholding tax ruling from the Israeli tax authority with respect to the consideration payable to the shareholders of Galil (or the receipt of applicable withholding tax exemption certificates for each such shareholder);

•	the receipt of an escrow tax ruling from the Israeli tax authority, if applicable;

•	the effectiveness of Endocare’s registration statement on Form S-4, of which this proxy statement/prospectus forms a part, with no stop order suspending the effectiveness of the Form S-4, and no proceedings for that purpose initiated or threatened by the SEC;

•	no governmental authority enacting any law or order that is then in effect and that enjoins, materially restrains or conditions, or makes illegal or otherwise prohibits the consummation of the Merger and the related transactions;

•	no prospectus shall, in Endocare’s reasonable judgment, be required to be filed in Israel for the issuance of shares of Endocare common stock in connection with the Merger, the Financing and the other transactions contemplated by the Merger Agreement;

•	the Financing, in all material respects consistent with the Stock Purchase Agreement, shall close concurrent with the closing of the Merger; and

•	the absence of any change, event, or development or prospective change, event or development that individually or in the aggregate has had or is reasonably likely to have a material adverse change on either Endocare or Galil.

Exclusivity; Change of Recommendation (page 66)

Each of Galil and Endocare agreed that, subject to specified exceptions in the case of Endocare, Galil and Endocare shall not, nor shall either of them authorize or permit any of their respective subsidiaries or any of their or their subsidiaries’ respective officers, directors, investment bankers, attorneys, accountants or other advisors or representatives to, directly or indirectly:

•	solicit, initiate, encourage or take any other action designed to facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any “acquisition proposal,” as defined in the Merger Agreement; or

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person any information with respect to, assist or participate in any effort or attempt by any person with respect to, or otherwise cooperate in any way with, any acquisition proposal.

Termination of the Merger Agreement (page 73)

Before the Merger is completed, Endocare and Galil can mutually agree to terminate the Merger Agreement. Also, either party can terminate the Merger Agreement if either:

•	an order permanently restraining, enjoining or otherwise prohibiting the Merger shall be entered and becomes nonappealable; or

•	the Merger is not completed by June 30, 2009.

Either party may also terminate the Merger Agreement under other circumstances, including:

•	if there has been a material breach by the other party of any representation, warranty, covenant or agreement of such party contained in the Merger Agreement that is not curable or, if curable, not cured within the earlier of (i) 30 days written notice to the breaching party or (ii) June 30, 2009; or

•	if any of the parties’ respective closing conditions are incapable of fulfillment.

Termination Fees and Expenses (page 75)

The Merger Agreement provides for the payment of a termination fee of $900,000 by each of Endocare and Galil (in such circumstances, the “defaulting party”) to the other party, in the event of a willful breach of the Merger Agreement by the defaulting party, a change of recommendation by the board of directors of the defaulting party, a breach of the defaulting party’s covenant to call the meeting of such party’s shareholders in order to obtain the requisite shareholder approval necessary to complete the Merger, a breach of the non-solicit covenants by the defaulting party, or if a shareholder of the defaulting party defaults on its obligation to purchase shares of Endocare common stock in the Financing. In each case, the defaulting party is also obligated to reimburse the other party for the other party’s expenses related to the transaction in an amount not to exceed $850,000. In addition, in the event of a material breach not covered by the foregoing, in connection with termination of the Merger Agreement, the breaching party will reimburse the other party for its expenses related to the transaction in an amount not to exceed $850,000.

Endocare Per Share Market Price Information (page 10)

The stock of Endocare is listed on the Nasdaq Capital Market. On November 7, 2008, the last trading day before Galil and Endocare announced entry into the Merger Agreement, the closing price of Endocare’s common stock was $1.14 per share. On [ • ], 2009, the latest practicable date before the date of this proxy statement/prospectus, the closing price of Endocare’s common stock was $[ • ] per share.

Stock Purchase Agreement with certain Endocare Stockholders and Galil Shareholders (page 77)

Concurrently with the execution of the Merger Agreement, Endocare and certain existing institutional accredited stockholders of Endocare and Galil entered into a Stock Purchase Agreement, relating to the private placement of 16,250,000 shares of Endocare common stock, at a purchase price of $1.00 per share. The shares to be purchased pursuant to the Stock Purchase Agreement represent approximately [ • ]% of the outstanding shares of Endocare common stock on [ • ], 2009.

Upon consummation of the Merger and the Financing, the beneficial ownership of Endocare is expected to be as set forth on page 203. However, if any purchaser defaults on its obligation to purchase its allocated shares under the Stock Purchase Agreement, the other purchasers have a right to purchase the defaulting party’s allocated shares. This could result in one party holding more shares of Endocare’s outstanding common stock than currently expected. Under the Stock Purchase Agreement, however, no party may purchase shares in excess of 35% of the then outstanding shares of Endocare common stock. The Stock Purchase Agreement is subject to the concurrent closing of the Merger and certain other conditions, including the sale of shares with a minimum aggregate purchase price of $12,000,000 and that Endocare’s common stock remains listed on the Nasdaq Capital Market or the Over-The-Counter Bulletin Board.

Voting by Endocare Directors and Executive Officers (page 196)

On [ • ], 2009, the record date set by the Endocare board of directors for the Endocare special meeting, the directors and executive officers of Endocare and their affiliates owned and were entitled to vote [ • ] shares of Endocare common stock, or approximately [ • ]% of the shares of Endocare common stock outstanding on that date. In order to consummate the Merger, the issuance of shares of Endocare common stock pursuant to the Merger Agreement and Stock Purchase Agreement must be approved by a majority of the shares present in person or by proxy at the Endocare special meeting called to vote on such proposals, provided that a quorum is present.

Voting by Galil Directors and Executive Officers (page 77)

As of [ • ], 2009, directors and executive officers of Galil and their affiliates owned and were entitled to vote [ • ] ordinary shares of Galil, or approximately [ • ]% of the ordinary shares of Galil outstanding, [ • ] Series A-1 Preferred Shares, or [ • ]% of the Series A-1 Preferred Shares outstanding, and [ • ] Series A-2 Shares, or [ • ]% of the Series A-2 Preferred Shares outstanding. As a condition to Endocare entering into the Merger Agreement, shareholders of Galil holding more than 97.5% of the outstanding shares of Galil on that date have executed voting agreements agreeing to vote in favor of the Merger and to certain other transactions and have executed an appropriate proxy in that respect. Such agreements involve only Galil’s shareholders who hold (together with their affiliated entities) 5% or more of the voting power of Galil. Galil’s shareholders must adopt the Merger Agreement, which requires the affirmative vote of holders of at least 75% of Galil’s issued and outstanding ordinary shares, at least 75% of Galil’s issued and outstanding Series A-1 Preferred Shares and at least 75% of Galil’s issued and outstanding Series A-2 Preferred Shares, in each case voting at a meeting at which at least 50% of the holders of the respective class of Galil shares are present in person or by proxy. In addition, approval of the Merger Agreement requires the affirmative vote of at least 75% of the holders of Galil’s issued and outstanding ordinary shares, Series A-1 Preferred Shares and Series A-2 Preferred Shares, voting collectively on an as-converted basis, with the presence of (i) at least 50% of the then issued and outstanding share capital of Galil (determined on an as-converted basis), and (ii) shareholder(s) holding at least a majority of the Series A-1 Preferred Shares.

Government and Regulatory Matters (page 53)

Neither Endocare nor Galil is required to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the Merger.

United States Regulatory Approvals.  In the United States, Endocare must comply with applicable federal and state securities laws and, to the extent Endocare is to remain listed on the Nasdaq Capital Market, Nasdaq rules and regulations in connection with the issuance of shares of Endocare’s common stock pursuant to the Merger Agreement and the Financing, including the filing with the SEC of its Registration Statement on Form S-4, of which this proxy statement/prospectus forms a part.

Israeli Regulatory Approvals.  Endocare and Galil are also required to receive Israeli regulatory approvals, including from the Investment Center, approval in principle of which has been obtained, and to make certain regulatory filings. Galil also made a required filing with the Office of the Chief Scientist of the Israel Ministry of Industry, Trade and Labor, approval of which has been obtained. The Merger will only take effect after the making of certain filings with the Israel Registrar of Companies regarding the provision of notices to creditors and the receipt of shareholder approvals of the Merger from each of the merging companies.

The Endocare Board of Directors after the Merger (page 52)

The board of directors of Endocare following the Merger will be comprised of nine directors. Endocare has agreed to appoint four current members of Galil’s board of directors to the board of directors of Endocare upon completion of the Merger. It is currently the parties’ intention that these individuals will be Martin J. Emerson, Richard B. Emmitt, Doron Birger and James E. Thomas. Endocare has also agreed to appoint a former or current partner of Frazier Healthcare Ventures or the former or current chief executive officer of one of Frazier Healthcare

Ventures’ portfolio companies to the board of directors of Endocare upon consummation of the Merger. It is currently intended that this individual will be Daniel A. Pelak. As of December 31, 2008, Frazier Healthcare Ventures held 1,721,915 shares of Endocare common stock comprising 14.6% of the total number of shares of Endocare common stock outstanding as of that date. The remaining four directors will be members of Endocare’s current board of directors. Those individuals are currently expected to be Terrence A. Noonan, David L. Goldsmith, Eric S. Kentor and Thomas R. Testman. The parties have agreed that a member of Endocare’s pre-Merger board of directors will be Chairman of the post-Merger board of directors. It is the parties’ current intention that Terrence A. Noonan will be the Chairman of the board of directors after completion of the Merger.

Endocare Management After The Merger (page 51)

Immediately following the effective time of the Merger, it is intended that Martin J. Emerson, the current President and Chief Executive Officer of Galil, will become the Chief Executive Officer and President of Endocare and that Terrence A. Noonan, Endocare’s Interim Chief Executive Officer and Interim President will resign from such position, but will remain Chairman of Endocare’s board of directors. The other officers of Endocare will remain in their current positions.

Interests of Endocare’s Directors and Executive Officers (page 50)

In considering the recommendation of Endocare’s board of directors with respect to the proposals to be acted upon by Endocare’s stockholders at the special meeting, Endocare stockholders should be aware that members of the board of directors and executive officers of Endocare may have interests in the Merger that may be different from, or in addition to, interests they may have as Endocare stockholders.

Interests of Galil’s Directors and Executive Officers (page 51)

In considering the recommendation of Galil’s board of directors with respect to the proposals to be acted upon by Galil’s shareholders at the special general meeting and the class meetings, Galil’s shareholders should be aware that members of the board of directors and executive officers of Galil may have interests in the Merger that may be different from, or in addition to, interests they may have as Galil shareholders. These interests include Endocare’s assumption of Galil’s share options in the Merger and the payment of standard annual retainers, meeting fees and equity compensation to Galil’s directors who will serve on the board of Endocare after the closing of the Merger and the Financing. As a result of these interests, these officers may be more likely to support the Merger than they might be if they did not have these interests.

Material Tax Consequences of the Merger to Stockholders (page 55)

United States Tax Consequences.  The Merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and it is a closing condition to the Merger that Endocare and Galil receive opinions of their respective counsel regarding such qualification. There will be no United States federal income tax consequences to Endocare’s stockholders as a result of the Merger. As a result of the Merger’s qualification as a reorganization, Galil’s shareholders will not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of Galil for shares of Endocare’s common stock.

Israeli Tax Consequences.  The exchange of shares of Galil for shares of Endocare’s common stock will be a taxable transaction for Israeli tax purposes for Galil’s shareholders, unless a specific exemption is available under Israeli tax law or unless a double taxation prevention treaty between Israel and the Galil shareholder’s country of residence provides otherwise. Galil shareholders may be subject to the Israeli withholding tax (currently 30%), unless an exemption or relief is provided from such withholding tax. Galil and Endocare have agreed to request a pre-ruling from the Israeli tax authority that will provide an exemption from Israeli withholding tax with respect to Galil shareholders that are eligible for such exemption, or that will provide instructions on how and when such withholding at source is to be performed. In addition, Galil and Endocare have agreed to request a pre-ruling from the Israeli tax authority that will provide that payments out of the indemnity escrow fund pursuant to the Merger

Agreement will not be subject to Israeli tax until actually received by the persons entitled thereto. Israeli law generally imposes a capital gains tax on the sale of capital assets by both residents and non-residents of Israel.

This tax treatment may not apply to every Galil shareholder. Determining your actual tax consequences of the Merger may be complicated. They will depend on your specific situation and on variables not within our control. You should consult your own tax advisor for a full understanding of the Merger’s tax consequences to you.

Anticipated Accounting Treatment (page 58)

The Merger will be treated by Endocare as a reverse merger and equity recapitalization under the acquisition method of accounting in accordance with U.S. generally accepted accounting principles. For accounting purposes, Galil is considered to be acquiring Endocare in the Merger.

Material Differences in Rights of Shareholders (page 188)

Galil and Endocare are incorporated in different jurisdictions having different corporate laws. In addition, the governing documents of each company vary. As a result, Galil shareholders will have different rights as an Endocare stockholder than those they have as a Galil shareholder.

Appraisal Rights (page 55)

Israeli law does not afford Galil’s shareholders any appraisal rights in connection with the Merger. Endocare’s stockholders are also not entitled to appraisal rights in connection with the Merger.

Risk Factors (page 12)

The Merger, including the possibility that the Merger may not be consummated, poses a number of risks to Endocare and its stockholders (including, if the Merger is completed, the Galil shareholders receiving Endocare common stock). In addition, both Endocare and Galil are subject to various risks associated with their businesses and their industries. The combined business will also be subject to these and other risks. We encourage you to read carefully the section of this proxy statement/prospectus entitled “Risk Factors.”

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
OF ENDOCARE AND GALIL

The following selected financial data from the unaudited pro forma condensed combined statements of operations are based on the individual historical consolidated statements of operations of Endocare and Galil and combine the results of operations of Endocare and Galil for the year ended December 31, 2007 and the nine months ended September 30, 2008, giving effect to the combination and concurrent financing as if it occurred on January 1, 2007, reflecting only pro forma adjustments expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Endocare and Galil as of September 30, 2008, giving effect to the combination as if it occurred on September 30, 2008.

These unaudited pro forma condensed combined financial statements are for illustrative purposes only. They do not purport to indicate the results that would have actually been obtained had the Merger and Financing been completed on the assumed date or for the periods presented, or that may be realized in the future. To prepare the unaudited pro forma financial information, Endocare, as the acquired party from an accounting perspective, preliminarily allocated the estimated purchase price to Endocare’s assets and liabilities at September 30, 2008 using its best estimates of fair value. These estimates are based on the most recently available information. The unaudited pro forma financial information also assumes that, at the effective time of the Merger, one share of Endocare common stock will be issued in exchange for approximately 33.0 ordinary shares held by Galil shareholders. Since the Merger is expected to be consummated in 2009, the pro forma financial information has been prepared under the provisions of Statement of Financial Accounting Standards (SFAS) No. 141 (revised 2007), Business Combinations, or SFAS No.  141(R). The final purchase accounting will be based on the actual merger consideration and the assets acquired and liabilities assumed from Endocare, measured at fair value on the Merger effective date. To the extent there are significant changes to Endocare’s share price, business and financial results between the date of these pro forma financial statements and the merger consummation date, actual results may differ significantly from the assumptions and estimates herein. Furthermore, the parties may have reorganization and restructuring expenses as well as potential operating efficiencies as a result of combining the companies. The pro forma financial information does not reflect these potential expenses and efficiencies. Upon completion of the Merger, final valuations will be performed. The unaudited pro forma condensed combined financial statements should be read in conjunction with “Endocare’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Galil’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements, including related notes of Endocare and Galil, respectively, covering these periods, included in this proxy statement/prospectus.

	For the
	Nine Months	For the
	Ended	Year Ended
	September 30,	December 31,
	2008	2007

Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Total revenue	$42,334	$55,309
Research and development expenses	7,451	7,800
Selling and Marketing	24,549	33,359
General and administrative expenses	12,742	16,509
Loss from operations	(31,950)	(20,556)
Net loss	(31,601)	(19,000)
Basic net loss per share	$(0.81)	$(0.49)
Diluted net loss per share	$(0.81)	$(0.49)

As of
September 30,
2008

Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash, cash equivalents, marketable securities and restricted cash	$24,603
Working capital	21,719
Total assets	73,133
Accumulated deficit	(74,318)
Total stockholders’ equity	47,090

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The information below reflects the historical net loss and book value per share of Endocare’s common stock and the historical net loss and book value per share of Galil’s common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed Merger of Endocare and Galil under the acquisition method of accounting.

You should read the tables below in conjunction with the audited and unaudited financial statements of Endocare beginning on page FI-2 of this proxy statement/prospectus and audited and unaudited financial statements of Galil commencing at page FII-1 of this proxy statement/prospectus and the related notes and the unaudited pro forma condensed combined financial information and notes related to such financial statements included elsewhere in this proxy statement/prospectus. The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have resulted if the Merger had been completed as of the assumed dates or of the results that will be achieved in the future.

The selected unaudited pro forma condensed combined financial data as of and for the nine months ended September 30, 2008 and for the year ended December 31, 2007 are derived from the unaudited pro forma condensed combined financial information beginning on page 79 of this proxy statement/prospectus and should be read in conjunction with that information. Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 79 of this proxy statement/prospectus.

ENDOCARE

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
	2008	2007

Historical Per Common Share Data:
Basic net income (loss) per share	$(0.39)	$(0.80)
Diluted net income (loss) per share	(0.39)	(0.80)
Book value per share	0.58	0.98

GALIL

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
	2008	2007

Historical Per Common Share Data:
Basic net loss per share	(2.47)	(0.85)
Diluted net loss per share	(2.47)	(0.85)
Book value per share	1.24	3.65

ENDOCARE AND GALIL

	Nine Months
	Ended	Year Ended
	September 30,	December 31,
	2008	2007

Pro Forma Per Common Share Data:
Basic net income (loss) per share	$(0.81)	$(0.49)
Diluted net income (loss) per share	(0.81)	(0.49)
Book value per share	1.20	1.34

MARKET PRICE AND DIVIDEND INFORMATION

Endocare’s common stock is listed on the Nasdaq Capital Market under the symbol “ENDO.” On October 21, 2005, Endocare’s stock began to be quoted on the OTC Bulletin Board or “OTCBB.” On October 10, 2007, Endocare’s stock became listed on the Nasdaq Capital Market. The following table sets forth, for the periods indicated, the intraday high and low per share sales prices for Endocare’s common stock as reported on the OTCBB or the Nasdaq Capital Market, as applicable. All prices have been adjusted to reflect the one-for-three reverse stock split that occurred on August 20, 2007.

Endocare Common Stock

	High	Low

Year Ended December 31, 2007
First Quarter	$7.02	$4.86
Second Quarter	$8.85	$5.25
Third Quarter	$8.79	$5.91
Fourth Quarter	$10.00	$6.65
Year Ended December 31, 2008
First Quarter	$7.70	$5.03
Second Quarter	$7.00	$3.79
Third Quarter	$4.98	$1.16
Fourth Quarter	$1.76	$0.38
Year Ended December 31, 2009
First Quarter (through [ • ], 2009)	[ • ]	[ • ]

On November 7, 2008, the last full trading day prior to the public announcement of entry into the Merger Agreement, the closing price per share of Endocare’s common stock as reported on the Nasdaq Capital Market was $1.14, for an aggregate market value of Endocare of approximately $13,465,000. As of November 7, 2008, there were no in-the-money options and warrants to purchase shares of Endocare common stock and 1,304,279 in-the-money options to purchase ordinary shares of Galil. Accordingly, if the Merger had been consummated on that day, the value attributable to the shares of Endocare’s common stock issued to holders of Galil’s ordinary shares and issuable to holders of Galil’s outstanding in-the-money options in connection with the Merger would have been approximately $12,645,256.

On [ • ], 2009, the last practicable date before the date of this proxy statement/prospectus, the closing price per share of Endocare’s common stock as reported on the Nasdaq Capital Market was $[ • ], for an aggregate market value of Endocare of approximately $[ • ]. As of [ • ], 2009, there were [ • ] in-the-money options and warrants to purchase shares of Endocare common stock and [ • ] in-the-money options to purchase ordinary shares of Galil. Accordingly, if the Merger had been consummated on that day, the value attributable to the shares of Endocare’s common stock issued to holders of Galil’s ordinary shares and issuable to holders of Galil’s outstanding in-the-money options in connection with the Merger would have been approximately $[ • ].

Because the market price of Endocare’s common stock is subject to fluctuation, the market value of the shares of Endocare’s common stock that holders of Galil’s ordinary shares and Galil’s outstanding stock options will be entitled to receive in the Merger may increase or decrease.

The issuance of Endocare common stock in the Merger and the Financing may constitute a “change of control” for purposes of Nasdaq Marketplace Rule 4340(a). Whether a “change of control” exists under Nasdaq Marketplace Rule 4340(a) is a facts and circumstances determination that is currently being undertaken by Nasdaq based on an evaluation of certain factors, such as changes in Endocare’s management, board of directors, voting power, ownership and financial structure as a result of the Merger and the Financing. If Nasdaq determines that the Merger and the Financing constitute a change of control of Endocare, Endocare will be required to submit a new original listing application with Nasdaq and comply with the Nasdaq Capital Market initial listing requirements, including a

$4.00 minimum bid price, in order for Endocare’s common stock to continue to be listed on the Nasdaq Capital Market after consummation of the Merger and the Financing. Endocare’s common stock has traded below $4.00 since July 21, 2008 and the closing price of Endocare’s common stock as of [ • ], 2009 was $[ • ]. Accordingly, there can be no assurance that Endocare will be able to retain its listing on the Nasdaq Capital Market if Nasdaq determines that the Merger and the Financing constitute a “change of control.” If Nasdaq determines that the Merger and the Financing do not constitute a “change of control,” Endocare’s common stock, including the shares issued in connection with the Merger and the Financing, are expected to continue trading on the Nasdaq Capital Market under the symbol “ENDO.”

As of [ • ], 2009, Endocare had approximately [ • ] stockholders of record.

Endocare has never declared or paid cash dividends on its capital stock. Endocare currently intends to retain earnings, if any, to finance the growth and development of its business, and does not expect to pay any cash dividends to its stockholders in the foreseeable future. Payment of future dividends, if any, will be at the discretion of Endocare’s board of directors.

There has never been, nor is there expected to be in the future, a public market for any class of Galil’s shares.

RISK FACTORS

Endocare’s stockholders and Galil’s shareholders should consider the following risk factors and uncertainties, together with the other information included and incorporated by reference in this proxy statement/prospectus, in deciding how to cast their votes on the proposals discussed herein.

Risks Related to the Merger

If the proposed Merger with Galil is consummated, Endocare’s business could suffer materially and Endocare’s stock price could decline.

Endocare is targeting a closing of the transactions in the period from the late first quarter of 2009 to the end of the second quarter of 2009. If the proposed Merger is consummated, Endocare may be subject to a number of material risks, and its business could be adversely affected, including the following:

•	some of Endocare’s suppliers, distributors and other business partners may seek to adversely change or terminate their relationships with Endocare as a result of the consummation of the Merger;

•	as a result of the consummation of the Merger, current and prospective employees could experience uncertainty about their future roles within the combined company, and this uncertainty may adversely affect Endocare’s ability to retain its key employees, who may seek other employment opportunities;

•	as a result of the Merger, Endocare may assume significant known and unknown liabilities of Galil, including liabilities with respect to taxes; and

•	Endocare’s management team may be distracted from day to day operations as a result of the consummation of the Merger and the required integration processes.

We can give no assurance that we will be able to successfully complete and integrate the acquisition of Galil.

In addition, the market price of Endocare’s common stock after the Merger may decline for a number of other reasons, including if:

•	the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated, if at all, by the combined company or financial or industry analysts;

•	the dilution of Endocare’s outstanding common stock as a result of the issuance of shares of common stock in the Merger and the Financing may negatively affect the trading price of Endocare’s common stock; or

•	the effect of the Merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts.

The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and other causes.

In general, either party can refuse to complete the Merger if there is a material adverse change affecting the other party between the date of the Merger Agreement and the closing. However, some types of changes do not permit either party to refuse to complete the Merger, even if such changes would have a material adverse effect on Endocare or Galil, including the following:

•	changes or proposed changes in law or accounting standards or interpretations thereof applicable to Endocare or Galil; provided that such changes do not have a materially disproportionate effect on Endocare or Galil, as the case may be, relative to other companies operating in their industry;

•	changes in global, national or regional economic or political conditions (including acts of war (whether or not declared), armed hostilities, sabotage, military actions or the escalation thereof (whether underway on the date of execution of the Merger Agreement or thereafter commenced), and terrorism) or in general financial, credit, business, or securities market conditions, including changes in interest rates or the availability of credit financing; provided that such changes do not have a materially disproportionate effect on Endocare or Galil, as the case may be, relative to other companies operating in their industry;

•	changes generally applicable in the industries in which Endocare and Galil operate;

•	any failure of Endocare or Galil, as the case may be, to meet internal or analysts’ estimates, projections or forecasts of revenues, earnings or other financial or business metrics (it being understood that the cause of any such failure may be taken into consideration when determining whether a material adverse change has occurred or would be reasonably likely to occur); or

•	a decline in the market price, or a change in the trading volume, of the capital stock of Endocare (it being understood that the cause of any such decline or change may be taken into consideration when determining whether a material adverse change has occurred or would be reasonably likely to occur).

If adverse changes occur but Endocare and Galil must still complete the Merger, the combined company’s stock price may suffer.

Ownership of Endocare’s common stock may be highly concentrated after consummation of the Merger and the Financing.

After consummation of the Merger and the Financing, certain stockholders will have beneficial ownership of significant blocks of Endocare’s outstanding common stock. Such stockholders, acting individually or as a group, will have substantial influence over the outcome of a corporate action of Endocare requiring stockholder approval, including the election of directors, any approval of a merger, consolidation or sale of all or substantially all of Endocare’s assets or any other significant corporate transaction, even if the outcome sought by such stockholders is not in the interest of Endocare’s other stockholders. These stockholders, acting as a group, may also delay or prevent a change in control of Endocare, even if such change in control would benefit the other stockholders of Endocare. In addition, pursuant to the Stock Purchase Agreement, if a purchaser defaults on its obligation to purchase shares in the Financing, the other parties to the Stock Purchase Agreement may acquire the defaulting party’s shares up to a maximum of 35% of the then outstanding shares of Endocare common stock after the Merger and the Financing. This could result in one or more stockholders owning more shares of Endocare’s outstanding common stock than currently expected. The significant concentration of stock ownership may adversely affect the value of Endocare’s common stock due to investors’ perception that conflicts of interest may exist or arise.

The required repayment of pre-merger bridge financing of Galil will decrease the funds available to Endocare after the consummation of the Merger and the Financing.

Galil’s revenues have not been sufficient to sustain its operations, and Galil has secured additional required funds through bridge loans from certain current shareholders of Galil, which will be repaid out of the proceeds of the Financing. As of [ • ], 2009, the amount of such bridge financing is $[ • ]. Galil may be required to seek additional external funding from such date until the closing of the Merger through one or more additional bridge loans. It is expected that such loans would also be repaid out of the proceeds of the Financing, which would reduce the amount of funds available to Endocare after consummation of the Merger and the Financing.

Antitrust authorities may attempt to delay or prevent the consummation of the Merger.

Although Endocare is not required to make a pre-merger filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) with the United States Federal Trade Commission (the “FTC”) and Antitrust Division of the United States Department of Justice (the “DOJ”), Endocare cannot provide any assurance that the FTC or DOJ will not place restrictions on the Merger or that there will not be any adverse consequences to the business of Endocare or Galil resulting from conditions that could be imposed in connection with any actions taken by the FTC or DOJ, including required licensing, divestitures or operating restrictions upon Endocare or the combined company. The Merger is conditioned upon (i) the lack of any governmental authority being in the process of investigating or conducting proceedings regarding the Merger, the Merger Agreement or transactions contemplated thereby that upon reasonable determination by Endocare or Galil would lead to the consummation of the Merger being enjoined and (ii) no court or other authority prohibiting the consummation of the Merger.

Endocare may assume significant tax liabilities of Galil with respect to which it may be dependent on third parties for indemnification or for which it may not be entitled to indemnification at all.

Endocare may assume significant potential tax liabilities of Galil in connection with the Merger, which, if adversely determined, could be substantial. While certain major shareholders of Galil have agreed to indemnify Endocare for any losses incurred by Endocare arising from certain specified tax liabilities assumed in the Merger in excess of $2 million, Endocare is not entitled to indemnification for the amount of any such tax liability incurred in an amount less than $2 million, except to the extent of the value of the shares remaining in the indemnity escrow fund pursuant to the Merger Agreement, at the time a claim for indemnification is made. In addition, Endocare cannot be assured that the Galil shareholders that have agreed to indemnify Endocare for such tax liabilities will have the resources to pay it in such event, or that Endocare will be able to recover such amounts.

Endocare’s stockholders and Galil’s shareholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger and the Financing.

If the combined company is unable to realize the strategic and financial benefits currently anticipated from the Merger, Endocare’s stockholders and Galil’s shareholders will have experienced substantial dilution of their ownership interest in connection with the Merger and the Financing without receiving any commensurate benefit.

During the pendency of the Merger, Endocare may not be able to implement desirable business decisions or enter into a business combination with another party because of restrictions in the Merger Agreement.

Covenants in the Merger Agreement impede the ability of Endocare to take any actions that are not in the ordinary course of business pending completion of the Merger. As a result, whether or not the Merger is completed, Endocare may be at a disadvantage to its competitors. In addition, while the Merger Agreement is in effect, and subject to limited exceptions, Endocare is prohibited from soliciting, initiating, encouraging or taking actions designed to facilitate any inquiries or the making of any proposal or offer that could lead to entering into certain extraordinary transactions with any third party, such as a sale of assets, an acquisition of Endocare’s common stock, a tender offer for Endocare’s common stock, or a merger or other business combination outside the ordinary course of business, whether or not any such transactions are favorable to Endocare’s stockholders.

The lack of a public market for Galil’s shares makes it difficult to evaluate the fairness of the Merger consideration payable to the Galil shareholders, and the Galil shareholders may receive consideration in the Merger that is greater than the fair market value of Galil’s shares.

The outstanding capital stock of Galil is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Galil. Since the percentage of Endocare’s equity to be issued to Galil’s shareholders was determined based on negotiations between the parties, it is possible that the value of Endocare’s common stock to be issued in connection with the Merger will be greater than the fair market value of Galil.

If any of the events described in “Risks Related to Endocare,” “Risks Related to Galil” or “Risks Related to Endocare and the Combined Company and the Industry in Which They Will Operate” occur, those events could cause the potential benefits of the Merger not to be realized.

Following the effective time of the Merger, the combined company will be susceptible to many of the risks described in the sections herein entitled “Risks Related to Endocare,” “Risks Related to Galil” and “Risks Related to Endocare and the Combined Company and the Industry in Which They Will Operate.” To the extent any of the events in the risks described in those sections occur, those events could cause the potential benefits of the Merger not to be realized and the market price of the combined company’s common stock to decline.

If the proposed Merger with Galil is not consummated, Endocare’s business could suffer materially and Endocare’s stock price could decline.

The consummation of the proposed Merger with Galil is subject to a number of closing conditions. Endocare is targeting a closing of the transaction in the period from the late first quarter of 2009 to the end of the second quarter of 2009. If the Merger is not consummated, Endocare may be subject to a number of material risks, and its business and stock price could be adversely affected, as follows:

•	Endocare has incurred and expects to continue to incur significant expenses related to the proposed Merger with Galil even if the Merger is not ultimately consummated;

•	the Merger Agreement contains covenants relating to Endocare’s solicitation of competing acquisition proposals and the conduct of Endocare’s business between the date of signing the Merger Agreement and the closing of the Merger. As a result, significant business decisions and transactions outside of the ordinary course of business before the closing of the Merger require the consent of Galil. Accordingly, Endocare may be unable to pursue business opportunities that would otherwise be in its best interest as a standalone company;

•	if the Merger Agreement is terminated after Endocare has invested significant time and resources in the transaction process, Endocare will have a limited ability to continue its current operations without obtaining additional financing to fund its operations;

•	the Financing is conditioned upon the consummation of the Merger and, thus, if the Merger is not consummated, Endocare may be forced to seek financing on less favorable terms or may not be able to secure financing at all, which may require Endocare to reduce or terminate operations;

•	Endocare could be obligated to pay Galil a $900,000 termination fee and to reimburse Galil for its expenses incurred in connection with the Merger and the Financing up to $850,000, as a result of the termination of the Merger Agreement, depending on the reason for the termination; and

•	Endocare’s customers, prospective customers, employees and other business partners, and investors in general, may view the failure to consummate the Merger as a poor reflection on Endocare’s business or prospects.

Risks Associated with Endocare’s Business

We have a limited operating history with significant losses and can give no assurances when or whether we will ever be profitable or have capital sufficient to sustain our operations.

We have yet to establish any history of profitable operations. We have incurred losses from operations of $9.3 million, $15.4 million and $16.6 million, respectively, during the fiscal years ended December 31, 2007, 2006, and 2005, and $4.8 million during the nine months ended September 30, 2008. As a result, at December 31, 2007 we had an accumulated deficit of $189.8 million and as of September 30, 2008, we had an accumulated deficit of $194.4 million. We have incurred net losses from continuing operations of $8.9 million, $11.1 million and $14.8 million, respectively, during the fiscal years ended December 31, 2007, 2006 and 2005, and $4.6 million during the nine months ended September 30, 2008. We had an operating cash flow deficit of $4.6 million, $13.6 million and $14.7 million for the years ended December 31, 2007, 2006 and 2005, and $4.4 million for the nine months ended September 30, 2008. As of September 30, 2008, we had cash and cash equivalents of $5.3 million.

To date, our revenues have not been sufficient to sustain our operations. We expect that our revenues as a standalone company will not be sufficient to sustain our operations for the foreseeable future. We can give no assurances when or whether we will ever be profitable.

Endocare has historically financed its operations and growth through borrowings and equity financings. In the short term, Endocare expects to use existing cash reserves and working capital through the sale of our products, and if the Merger and Financing are consummated, the proceeds of the Financing, to finance our projected operating and cash flow needs. However, Endocare’s cash needs are not entirely predictable, and additional cash may be required, including from its bank credit facility. The credit facility is currently scheduled to expire on February 26, 2009 and Endocare is in discussions with the lender to extend the credit facility. Endocare may not be able to renew its credit facility or replace the funds that are available under the credit facility.

In addition, Endocare’s credit facility contains a minimum tangible net worth covenant measured on a monthly basis. Endocare was not in compliance with this covenant as of December 31, 2008 and is currently in the process of seeking a waiver from the bank with respect to this noncompliance. Endocare believes that a waiver will be granted.

However, if the waiver is not granted, the bank could accelerate the outstanding indebtedness under the credit facility and terminate the credit facility.

Without access to the funds available under its credit facility, Endocare may not have sufficient capital to fund its ongoing operations. In addition, in the event that Endocare’s available cash drops below $1.0 million for more than ten business days, Galil has the right to terminate the Merger Agreement.

Our business may be materially and adversely impacted by the loss of our largest customer or the reduction, delay or cancellation of orders from this customer; in addition, our business may be materially and adversely impacted if this customer delays payment or fails to pay for products.

For the fiscal year ended December 31, 2007 and the nine months ended September 30, 2008, our largest customer accounted for 42.1% and 36.9%, respectively, of our revenues, and as of September 30, 2008 this customer accounted for 21.0% of our accounts receivable. Our sales to this customer may be materially and adversely impacted by various factors relating to this customer’s business, financial condition, results of operations and cash flows. Our business, financial condition, results of operations and cash flows may be materially and adversely impacted by the loss of this customer, or the reduction, delay or cancellation of orders by this customer. In addition, our business, financial condition, results of operations and cash flows may be materially and adversely impacted if this customer delays payment or fails to pay for products sold. This customer is not obligated to purchase a specific quantity of our products or provide binding forecasts of purchases for any period.

We may be required to make tax payments that exceed our settlement estimates, which may result in a material adverse effect on our financial condition, results of operations and cash flows.

As of December 31, 2006 and 2007, and September 30, 2008 we estimated that we owed $2.8 million, $2.2 million, and $2.1 million, respectively, as of each balance sheet date in state and local taxes, primarily sales and use taxes, in various jurisdictions in the United States. We are in the process of negotiating resolutions of the past due tax obligations with the applicable tax authorities. While we hope that these obligations can be settled for less than the amounts accrued, we cannot predict whether we will obtain favorable settlement terms from the various tax authorities, or that after settling, we will satisfy the conditions necessary to avoid violating the settlements. Our failure to obtain favorable settlement terms or to satisfy the settlement conditions may result in a material adverse effect on our business, financial condition, results of operations and cash flows.

Our facilities and systems are vulnerable to natural disasters or other catastrophic events, which could interrupt our operations for an extended period of time, and could have a material adverse effect on our business.

Our headquarters, cryoablation products manufacturing facilities, research facilities and much of our infrastructure, including computer servers, are located in California, an area that is susceptible to earthquakes, fires and other natural disasters. A natural disaster or other catastrophic event, such as an earthquake, fire, flood, severe storm, break-in, terrorist attack or other comparable problems could cause interruptions or delays in our business and loss of data or render us unable to accept and fulfill customer orders in a timely manner, or at all. We have no formal disaster recovery plan and our business interruption insurance may not adequately compensate us for losses that may occur. In the event that an earthquake, or other natural disaster or other catastrophic event were to destroy any part of our facilities or interrupt our operations for any extended period of time, or if harsh weather conditions prevent us from delivering products in a timely manner, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Associated with an Investment in Endocare’s Common Stock

The market price of our common stock is highly volatile.

The market price of our common stock has been and is expected to continue to be highly volatile in the future. This volatility is in response to a number of factors, including:

•	announcements of technological innovations by us or other companies;

•	regulatory matters;

•	new or existing products or procedures;

•	concerns about our financial position and operating results;

•	litigation developments;

•	government regulation;

•	developments or disputes relating to agreements, patents or proprietary rights;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	fluctuations in our results of operations;

•	changes in analysts’ recommendations or projections;

•	changes in general valuations for medical device companies;

•	changes in general economic or market conditions; and

•	broad market fluctuations.

As a result of any of these factors the market price of our common stock may fall abruptly and significantly. Moreover, recently the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons often unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock, regardless of our operating results. Any of these factors could have a material adverse effect on your investment in our common stock. As a result, you could lose some or all of your investment.

Historically our common stock has a low trading volume and any sale of a significant number of shares is likely to depress the trading price.

Our common stock is listed on the Nasdaq Capital Market. Traditionally, the trading volume of our common stock has fluctuated significantly. Because of this periodic and limited trading volume, our stockholders may not be able to sell quickly any significant number of shares of our common stock, and any attempted sale of a large number of our shares may have a material adverse impact on the price of our common stock. In addition, the price per share is subject to volatility and may continue to be subject to rapid and significant price swings in the future.

Future sales of shares of our common stock, or the perception of significant future sales, may negatively affect our stock price.

We had an aggregate of [ • ] shares of common stock outstanding as of [ • ], 2009. After the Merger and the Financing are consummated, we expect to have an aggregate of [ • ] shares of our common stock outstanding, including the Escrow Shares. The 16,250,000 shares of our common stock expected to be issued in the Financing will be subject to restrictions on transfer. Future sales of our common stock, including shares issued upon the exercise of outstanding options and warrants, sales of equity related securities, or hedging or other derivative transactions with respect to our common stock, could have a significant negative effect on the market price of our common stock. These sales, or anticipated sales, also might make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we would deem appropriate.

Investors in our financing consummated in March 2005 received warrants to purchase an aggregate of 657,446 shares of our common stock at an exercise price of $10.50 per share and 657,446 shares of our common stock at an exercise price of $12.00 per share. These warrants have an anti-dilution clause that in certain circumstances reduces the effective exercise price of the warrants and proportionately increases the number of shares underlying the warrants. As a result of our issuance of shares of common stock in the Financing and prior issuances, the exercise price of the Series A Warrants will be decreased to $5.41 and provide holders the right to purchase an additional 618,130 shares and the exercise price of the Series B Warrants will be decreased to $6.07 and provide holders the right to purchase an additional 642,834 shares.

We entered into registration rights agreements in connection with other recent financings, and will enter into a registration rights agreement in connection with the Financing, in each case pursuant to which we agreed or will agree to register for resale by the investors the shares of common stock issued. The sale or anticipated sale of shares covered by these registration statements could have a material adverse effect on the market price of our shares.

If Endocare fails to meet all applicable continued listing requirements of the Nasdaq Capital Market and Nasdaq determines to delist Endocare’s common stock, the market liquidity and market price of Endocare’s common stock could decline.

Our common stock is currently listed on the Nasdaq Capital Market. In order to maintain that listing, Endocare must satisfy minimum financial and other listing requirements. In addition, the issuance of Endocare common stock in the Merger and the Financing may constitute a “change of control” for purposes of Nasdaq Marketplace Rule 4340(a). Whether a “change of control” exists under Nasdaq Marketplace Rule 4340(a) is a facts and circumstances determination that is currently being undertaken by Nasdaq based on an evaluation of certain factors, such as changes in Endocare’s management, board of directors, voting power, ownership and financial structure as a result of the Merger and the Financing. If Nasdaq determines that the Merger and the Financing constitute a change of control of Endocare, Endocare will be required to submit a new original listing application with Nasdaq and comply with the Nasdaq Capital Market initial listing requirements, including a $4.00 minimum bid price, in order for Endocare’s common stock to continue to be listed on the Nasdaq Capital Market after consummation of the Merger and the Financing. Endocare’s common stock has traded below $4.00 since July 21, 2008 and the closing price of Endocare’s common stock as of [ • ], 2009 was $[ • ]. Accordingly, there can be no assurance that Endocare will be able to retain its listing on the Nasdaq Capital Market if Nasdaq determines that the Merger and the Financing constitute a “change of control.” If Nasdaq determines that the Merger and the Financing do not constitute a “change of control,” Endocare’s common stock, including the shares issued in connection with the Merger and the Financing, are expected to continue trading on the Nasdaq Capital Market under the symbol “ENDO.”

If Endocare fails to meet all applicable listing requirements of the Nasdaq Capital Market at any time and Nasdaq determines to delist its common stock, an active trading market for Endocare’s common stock may not be sustained and the market price of Endocare’s common stock could decline. If an active trading market for Endocare’s common stock is not sustained, it will be difficult for Endocare’s stockholders to sell shares of Endocare’s common stock without further depressing the market price of such common stock, if at all. A delisting of Endocare’s common stock also could make it more difficult for Endocare to obtain financing for the continuation of operations and could result in the loss of confidence by investors, suppliers and employees.

The anti-takeover provisions in our charter, our stockholder rights plan and certain provisions of Delaware law could prevent a third party from acquiring us or limit the price that investors may be willing to pay for shares of our common stock.

Provisions of our Restated Certificate of Incorporation, as amended and our amended and restated bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Endocare. Our Restated Certificate of Incorporation, as amended, authorizes our board of directors to issue preferred stock without stockholder approval. Depending on the rights and terms of any series of preferred stock created, and the reaction of the market to the series, the rights or the value of your Endocare common stock could be negatively affected. For example, subject to applicable law, the board of directors could create a series of preferred stock with preferential rights to dividends or assets upon liquidation, or with superior voting rights to the existing common stock. In addition, we have adopted a stockholder rights plan in which preferred stock purchase rights were distributed as a dividend. The stockholder rights plan is currently scheduled to terminate on March 31, 2009. These provisions may prevent or delay a third party from acquiring us, even if doing so would be beneficial to our stockholders.

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Subject to specified exceptions, this section provides that a corporation may not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder. This provision could have the effect of delaying or preventing a change of control of Endocare. The foregoing factors could reduce the price that investors or an acquirer might be willing to pay in the future for shares of our common stock. Our board of directors has taken all action necessary to exempt Galil’s shareholders from the anti-takeover provisions of Section 203 of the Delaware General Corporation Law as it relates to shares of Endocare common stock acquired in the Merger and the Financing.

The issuance of common stock in the Merger and the Financing will trigger an ownership change that will negatively impact our ability to utilize net operating loss and capital loss deferred tax assets in the future.

As of December 31, 2007, we had a domestic federal net operating loss carryforward of approximately $124.6 million. Companies are subject to a change of ownership test under Section 382 of the Code that, if met, can limit the annual utilization of the carryforward. We believe such test will be met as a result of the issuance of common stock in the Merger and Financing.

Generally, under that section, the yearly limitation on our ability to utilize such deductions will be equal to the product of the applicable long term tax exempt rate (presently 5.49 percent) and the value of our common stock immediately before the ownership change. Our ability to utilize depreciation deductions during the five-year period following the ownership change would also be limited under Section 382, together with NOLs, to the extent that such deductions reflect a net loss that was “built-in” to our assets immediately prior to the ownership change.

Similar rules under Section 383 of the Code will also limit our ability to utilize capital loss carryforwards. As of December 31, 2007, we had domestic federal capital loss carryforwards of approximately $39.6 million.

Because an ownership change will be triggered as a result of the issuance of common stock in the Merger and the Financing, our ability to use the net operating loss carryforward and capital loss carryforwards to offset future income will be substantially limited. Therefore, we may suffer higher-than-anticipated tax expense, and consequently lower net income, in those future years.

Risks Related to Galil

Galil is incorporated under the laws of, and its principal offices are located in, the State of Israel and therefore its business operations may be harmed by adverse political, economic and military conditions affecting Israel.

Galil is incorporated under the laws of, and its principal executive offices and research and development facilities are located in, the State of Israel. In addition, some of its subcontractors are located in Israel. Accordingly, political, economic and military conditions in Israel may directly affect its business. The Israeli economy has suffered in the past and may suffer in the future from instability, which may adversely affect Galil’s financial condition and results of operations.

Following the recession and the instability that characterized the Israeli economy during the years 2001 and 2003, the Israeli economy showed signs of improvement during 2004, 2005, 2006 and 2007. The Israeli economy has also been subject to significant changes, as a result of implementation of new economic policies and privatization. If the results of these changes are unsuccessful or the economic situation in Israel deteriorates, it may also adversely affect Galil’s financial conditions, its results of operations and its ability to obtain financing from Israeli banks.

In addition, since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely Galil’s operations. Since October 2000, terrorist violence in Israel has increased significantly, primarily in the West Bank and Gaza Strip, and Israel has experienced terrorist incidents within its borders. Recently, there has been a further escalation in violence among Israel, Hamas, the Palestinian Authority and other groups. In addition, since July 2006, there have been extensive hostilities along Israel’s northern border with Lebanon and in the Gaza Strip. Since June 2007, the Hamas militant group has taken over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel’s border with the Gaza Strip have increased. Beginning in late December of 2008, open hostilities between Israel and Hamas in the Gaza Strip have intensified significantly. Ongoing and increased hostilities or other Israeli political or economic factors could harm Galil’s operations and product development and cause its sales to decrease. Furthermore, several countries still restrict business with Israel and Israeli companies. These restrictive laws and policies may seriously limit Galil’s ability, and that of the combined company, to sell its products in these countries.

Galil has a limited operating history with significant losses.

Galil has yet to establish any history of profitable operations. Galil has incurred losses from operations of $9.9 million, $1.95 million and $0.5 million, respectively, during the fiscal years ended December 31, 2007, 2006, and 2005 and $27.2 million during the nine months ended September 30, 2008. The loss of $27.2 million for the nine months ended September 30, 2008 includes a one-time non-cash charge of $16.8 million relating to goodwill impairment. As a result, at December 31, 2007 Galil had an accumulated deficit of $45.6 million and as of September 30, 2008, Galil had an accumulated deficit of $73.2 million. Galil has incurred net losses of $9.5 million, $13.0 million and $7.7 million, respectively, during the fiscal years ended December 31, 2007, 2006 and 2005 and $27.4 million during the nine months ended September 30, 2008. Galil had an operating cash flow deficit of $3.8 million, $0.6 million and $3.0 million for the years ended December 31, 2007, 2006 and 2005. It has an operating cash flow deficit of $10.2 million for the nine months ended September 30, 2008. As of September 30, 2008, Galil had cash and cash equivalents of $3.5 million.

To date, Galil’s revenues have not been sufficient to sustain Galil’s operations. Galil expects that its revenues as a standalone company will not be sufficient to sustain its operations for the foreseeable future. There can be no assurances as to when or whether Galil will ever be profitable.

Tax benefits Galil receives through operating in Israel may be terminated or reduced in the future, which would increase Galil’s costs.

If Galil generates income, it may be able to take advantage of tax exemptions and reductions resulting from the “Approved Enterprise” and “Benefited Enterprise” status of Galil’s facilities in Israel. To remain eligible for these tax benefits, Galil must continue to meet certain conditions, including making specified investments in property and equipment. If Galil fails to meet these conditions in the future, the tax benefits would be canceled. In addition, these tax benefits may not be continued in the future at their current levels or at any level. The termination or reduction of these tax benefits may increase Galil’s expenses in the future, which would reduce its expected profits or increase its losses. Additionally, if Galil increases its activities outside of Israel, the increased activities generally will not be eligible for inclusion in Israeli tax benefit programs. Under the original approved plan, Galil enjoyed a tax holiday for the years 2001 through 2003. On January 1, 2004 the plan was cancelled. A base turnover was determined at $2.5 million dollars. Galil received the Investment Center’s approval for its second plan and will be entitled to a tax holiday for 10 years commencing on the first year of taxable income (but not later than the year 2016).

On September 2007, Galil applied to the Israeli tax authority for approval of a new “Benefited Enterprise” status and requested the year 2007 to be the year of election. Galil expects to receive the taxation decision soon.

The Israeli government grants Galil has received for research and development expenditures restrict its ability to manufacture products and transfer technologies outside of Israel and require it to satisfy specified conditions.

Until 2003, Galil received grants totaling $2.3 million from the government of Israel through the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (“OCS”), including the Magnet Division, for the financing of a portion of its research and development expenditures for its cryoablation products. Under Israeli law, Galil is prohibited from manufacturing products incorporating know-how developed with grants from the OCS outside of Israel, unless prior approval of a governmental committee is obtained. Even if Galil receives approval to manufacture its products outside of Israel, it may be required to pay an increased total amount of royalties, which may be up to 300% of the aggregate grants amount plus interest (less royalties which have been paid to date), depending on the manufacturing volume that is performed outside of Israel. These restrictions may impair its ability to outsource manufacturing or engage in similar arrangements for those products or technologies. In addition, Galil is prohibited from transferring to third parties the technology developed with these grants without the prior approval of a governmental committee and, possibly, the payment of a fee.

Galil’s operations may be disrupted by the obligation of its personnel to perform military service.

Some of Galil’s officers and employees in Israel are obligated to perform annual military reserve duty in the Israeli Defense Forces and may be called to active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Galil’s operations could be disrupted by the absence for a significant period of one or more of its officers or key employees or a significant number of its other employees due to reserve duty. Any such disruption in Galil’s operations may harm its business.

Galil is subject to risks arising from currency exchange rates, which could increase its costs and may have a negative effect on its results of operations.

A majority of Galil’s revenues and a substantial portion of its expenses are denominated in U.S. dollars. However, a small portion of its revenues and a portion of its costs, including manufacturing and research and development, are incurred in New Israeli Shekels and Euro. Inflation in Israel or Europe or a weakening of the U.S. dollar against other currencies may have the effect of increasing the U.S. dollar cost of Galil’s operations in that jurisdiction, which may have a material adverse impact on its results of operations. During 2007, the New Israeli Shekel appreciated against the U.S. dollar by approximately 9%, which contributed to a significant increase in the U.S. dollar cost of Galil’s operations in Israel. In addition, during 2007, the Euro appreciated against the U.S. dollar by approximately 11.7%, which contributed to a significant increase in the U.S. dollar cost of Galil’s operations in Europe. From the beginning of 2008 through September 30, 2008, the New Israeli Shekel appreciated against the U.S. dollar by approximately 11%, and the Euro depreciated against the U.S. dollar by approximately 1%. If the U.S. dollar continues to decline in value in relation to one or more of these currencies, it will become more expensive for Galil to fund its operations in the jurisdictions that use those other currencies.

Although Galil may use hedging techniques to reduce the risk associated with fluctuations in currency exchange rates, it may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on Galil’s results of operations.

Risks Related to Endocare and the Combined Company
and the Industry in Which They Will Operate

We may require additional financing in the future to sustain our operations and without it we may not be able to continue operations.

Endocare and Galil have each historically incurred losses from operations and experienced negative cash flows. As of September 30, 2008, Endocare and Galil had combined cash and cash equivalents of $8.8 million. We currently anticipate that the cash proceeds from the Financing will provide the combined company sufficient cash to enable it to reach profitability. However, we can give no assurance that we will be able to successfully integrate the acquisition of Galil and achieve profitability, or that this will be done without the need for additional capital.

As a result, we may be required to seek additional capital, whether from sales of equity or by borrowing money, to fund our operations. The availability of additional capital, whether from private capital sources (including banks) or the public capital markets, fluctuates as market conditions change. There may be times when the private capital markets and the public debt or equity markets lack sufficient liquidity or when our securities cannot be sold at attractive prices, in which case we would not be able to access capital from these sources. In addition, a weakening of our financial condition or strength could adversely affect our ability to obtain necessary funds.

Even if available, additional financing could be costly or have adverse consequences. If additional funds are raised through the issuance of stock, dilution to stockholders will result. In addition, our Restated Certificate of Incorporation, as amended, also authorizes our board of directors to issue “blank check” preferred stock without stockholder approval. If any such series of preferred stock was created, depending on the rights and terms of any new series created, and the reaction of the market to the series, the rights or the value of our common stock could be negatively affected. If additional funds are raised through the incurrence of debt, we will incur increased debt servicing costs and may become subject to additional restrictive financial and other covenants. We can give no assurance as to the terms or availability of additional capital.

In addition, under our current credit agreement with Silicon Valley Bank, which expires on February 26, 2009, funds available for borrowing under this facility are based on eligible trade receivables and inventory as defined therein. The credit agreement contains a subjective acceleration clause and a requirement to maintain a lockbox with the lender to which all receivable collections are deposited. Under the subjective acceleration clause, the lender may accelerate repayment of amounts borrowed and/or cease making advances to us if it determines that a material adverse change has occurred in our business or our ability to meet our obligations under the credit agreement. In addition, the proceeds from the lockbox will be applied to reduce the outstanding borrowings upon an event of default (including the occurrence of a material adverse change) or if trigger events occur. Our ability to access funds under the credit agreement is subject to our ability to meet all restrictive covenants and comply with all representations and warranties.

Our success is reliant on the acceptance by doctors and patients of our cryoablation systems as a preferred treatment for tumor ablation.

Cryoablation has existed for many years, but has not been widely accepted primarily due to concerns regarding safety and efficacy and widespread use of alternative therapies. Because the technology previously lacked precise monitoring capabilities, prostate cryoablation procedures performed in the 1970s resulted in high cancer recurrence and negative side effects, such as rectal fistulae and incontinence, and gave cryoablation treatment negative publicity. To overcome these negative side effects, we have developed ultrasound guidance and temperature sensing to enable more precise monitoring in our cryoablation systems. Nevertheless, we need to overcome the earlier negative publicity associated with cryoablation in order to obtain market acceptance for our products. In addition, use of our cryoablation systems requires significant physician education and training. As a result, we may have difficulty obtaining adoption of the technology and recommendations and endorsements of physicians and patients for our cryoablation systems. We may also have difficulty raising the brand awareness necessary to generate interest in our cryoablation systems. Any adverse side effects, including impotence or incontinence, recurrence of cancer or future reported adverse events or other unfavorable publicity involving patient outcomes from the use of cryoablation, whether from our products or the products of our competitors, could adversely affect acceptance of cryoablation. In addition, emerging new technologies and procedures to treat prostate cancer may negatively affect the market acceptance of cryoablation. If our cryoablation systems do not achieve broad market acceptance, we will likely remain unprofitable.

If we are unable to continue to enhance our cryoablation systems, our business will suffer.

Our growth depends in part on continued ability to successfully develop, manufacture and commercialize enhancements to our cryoablation systems. We may experience difficulties that could delay or prevent the successful development, manufacturing and commercialization of these products. Our products in development may not prove safe and effective in clinical trials. Clinical trials may identify significant technical or other obstacles that must be overcome before obtaining necessary regulatory or reimbursement approvals. In addition, our competitors may succeed in developing commercially viable products that render our products obsolete or less attractive. Failure to successfully develop, manufacture and commercialize new products and enhancements could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our intangible assets could become impaired.

Intangible assets acquired in a purchase, such as intellectual property or developed technology, are generally amortized over various periods depending on their anticipated economic benefits or useful lives. Long-lived assets, including amortizable intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. Following a review, if such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Any impairment could have a material adverse effect on our financial conditions and results of operations.

Significant estimates, including assumptions regarding future events and circumstances that cannot be easily predicted, are required to perform an analysis of the value of intangible assets. These estimates and assumptions may differ materially from actual outcomes and occurrences.

We are faced with intense competition and rapid technological and industry change, which may make it more difficult for us to achieve significant market penetration.

The medical device industry generally, and the cancer treatment market in particular, are characterized by rapid technological change, changing customer needs and frequent new product introductions. If our competitors’ existing products or new products are more effective than or considered superior to our products, the commercial opportunity for our products will be reduced or eliminated. We face intense competition from companies offering other treatment options, including radical prostatectomy, radiation therapy and hormone therapy. If we are successful in penetrating the market for treatment of prostate cancer with our cryoablation treatment, other medical device companies may be attracted to the marketplace. Many of our competitors and potential competitors are significantly larger than we are and have greater financial, technical, research, marketing, sales, distribution and other resources than we do. We believe there will be intense price competition for products developed to treat cancer. Our competitors may develop or market technologies and products that are more effective or commercially attractive than any that we are developing or marketing. Our competitors may obtain regulatory approval and introduce and commercialize products before we do. These developments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Even if we are able to compete successfully, we may not be able to do so in a profitable manner.

There is uncertainty relating to third-party reimbursement, which is critical to market acceptance of our products.

Hospitals and other health care providers in the United States generally rely on third-party payers, principally federal Medicare, state Medicaid and private health insurance plans, to reimburse all or part of the cost of medical procedures involving our products. While private health insurers in some areas of the United States provide reimbursement for procedures in which our products are used, we can provide no assurance that private insurance reimbursement will be adopted nationally or by additional insurers. Furthermore, those private insurance companies currently paying for procedures in which our products are used may terminate such coverage. If reimbursement levels from Medicare, Medicaid, other governmental health care programs or private insurers are not sufficient, physicians may choose not to recommend, and patients may not choose, procedures using our products.

International market acceptance of our products may depend, in part, upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government sponsored health care and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all, and international reimbursement approvals, once obtained, may be subsequently withdrawn or reduced. Our failure to receive and maintain international reimbursement approvals may negatively impact market acceptance of our products in the international markets in which those approvals are sought.

From time to time significant attention has been focused on reforming the health care system in the United States and other countries. Any changes in Medicare, Medicaid or third-party medical expense reimbursement, which may arise from health care reform, may have a material adverse effect on reimbursement for our products or procedures in which our products are used and may reduce the price we are able to charge for our products. In addition, changes to the health care system may also affect the commercial acceptance of products we are currently developing and products we may develop in the future. Potential changes that have been considered include controls on health care spending and price controls. Several proposals have been made in the United States Congress and various state legislatures recently that, if adopted, would potentially reduce health care spending, which may result in a material adverse effect on our business, financial condition, results of operations and cash flows.

If we fail to protect our intellectual property rights, our competitors may take advantage of our ideas and compete directly against us.

Our success will depend to a significant degree on our ability to secure and protect intellectual property rights and to enforce patent and trademark protections relating to our technology. From time to time, litigation may be advisable to protect our intellectual property position. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. Any litigation in this regard could be costly, and it is possible that we will not have sufficient resources to fully pursue litigation or to protect our other intellectual property rights. Litigation could result in the rejection or invalidation of our existing and future patents. Any adverse outcome in litigation relating to the validity of our patents, or any failure to pursue litigation or otherwise to protect our patent position, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Also, even if we prevail in litigation, the litigation would be costly in terms of management distraction as well as in terms of cash resources. In addition, confidentiality agreements with our employees, consultants, customers, and key vendors may not prevent the unauthorized disclosure or use of our technology. It is possible that these agreements could be breached or that they might not be enforceable in every instance, and that we might not have adequate remedies for any such breach. Enforcement of these agreements may be costly and time consuming. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States.

Because the medical device industry is litigious, we may be sued for allegedly violating the intellectual property rights of others.

The medical technology industry has in the past been characterized by a substantial amount of litigation and related administrative proceedings regarding patents and intellectual property rights. In addition, major medical device companies have used litigation against emerging growth companies as a means of gaining or preserving a competitive advantage.

Should third parties file patent applications or be issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the United States Patent and Trademark Office to determine the relative priorities of our inventions and the third parties’ inventions. We could also be required to participate in interference proceedings involving our issued patents and pending applications of another entity. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties. If we are required to license rights from a third party, such license may be expensive and on terms that are unacceptable to us.

Third parties may claim we are using their patented inventions and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive to defend and conduct and would also consume and divert the time and attention of our management. A court may decide that we are infringing a third party’s patents and may order us to cease the infringing activity. A court could also order us to pay damages for the infringement. These damages could be substantial and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we are unable to obtain any necessary license following an adverse determination in litigation or in interference or other administrative proceedings, we would have to redesign our products to avoid infringing a third party’s patent and could temporarily or permanently have to discontinue manufacturing and selling some or all of our products. If this were to occur, it would negatively impact future sales and, in turn, our business, financial condition, results of operations and cash flows.

Our ability to conduct medical research and receive medical information may be hampered by the privacy regulations developed under the Health Insurance Portability and Accountability Act of 1996, referred to as “HIPAA.”

The privacy regulations of HIPAA place limitations on a “covered entity’s” use and disclosure of identifiable patient information, including research data. While Endocare is not a “covered entity” under HIPAA, Endocare’s relationships with covered entities, such as hospitals and physicians, sometimes implicate HIPAA. We believe that we have implemented appropriate measures to ensure that our relationships with covered entities are appropriate and consistent with HIPAA. However, there are many uncertainties remaining about how HIPAA applies to medical device companies, and no assurance can be given that HIPAA will not be interpreted in a manner that will hamper our ability to conduct medical research and receive medical information for other purposes as well.

If we fail to obtain or maintain necessary regulatory clearances or approvals for products, or if approvals are delayed or withdrawn, we will be unable to commercially distribute and market our products or any product modifications.

Government regulation has a significant impact on our business. Government regulation in the United States and other countries is a significant factor affecting the research and development, manufacture and marketing of our products. In the United States, the Food and Drug Administration (the “FDA”) has broad authority under the Federal Food, Drug and Cosmetic Act (the “FD&C Act”) to regulate the development, distribution, manufacture and sale of medical devices. Foreign sales of drugs and medical devices are subject to foreign governmental regulation and restrictions, which vary from country to country. The process of obtaining FDA and other required regulatory clearances and approvals (collectively, “regulatory approvals”) is lengthy and expensive. We may not be able to obtain or maintain necessary regulatory approvals for clinical testing or for the manufacturing or marketing of our products. Failure to comply with applicable regulatory approvals can, among other things, result in fines, suspension or withdrawal of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, new or additional governmental regulations may be established which could prevent, delay, modify or rescind regulatory approval of our products. Any of these actions by the FDA or foreign regulatory authority, or change in FDA regulations or those of a foreign regulatory authority, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Regulatory approvals, if granted, may include significant limitations on the indicated uses for which our products may be marketed. In addition, to obtain such regulatory approvals, the FDA and foreign regulatory authorities may impose numerous other requirements on us. FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. In addition, regulatory approvals can be withdrawn for failure to comply with regulatory standards or as a result of unforeseen problems following initial marketing. We may not be able to obtain or maintain regulatory approvals for our products on a timely basis, or at all, and delays in receipt of or failure to receive such regulatory approvals, the loss of previously obtained regulatory approvals or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be required to modify our agreements, operations, marketing and expansion strategies in response to changes in the statutory and regulatory environment.

We regularly monitor developments in statutes and regulations relating to our business. However, we may be required to modify our agreements, operations, marketing and expansion strategies from time to time in response to changes in the statutory and regulatory environment. We plan to structure all of our agreements, operations, marketing and strategies in accordance with applicable law, although we can provide no assurance that our arrangements will not be challenged successfully or that required changes may not have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our products may be subject to product recalls even after receiving FDA clearance or approval, which would harm our reputation and our business.

The FDA and similar governmental authorities in other countries have the authority to request and, in some cases, require the recall or similar actions for our products in the event of material deficiencies or defects in design, manufacture or labeling or in the event of patient injury. A governmental mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects. Any recall of product would divert managerial and financial resources and harm our reputation with customers and our business, impact our ability to distribute the recalled product in the future, require costly redesign or manufacturing changes and leave Endocare vulnerable to additional regulatory sanctions and product liability litigation.

We are subject to risks associated with doing business internationally.

The conduct of our business internationally is subject to certain risks inherent in international business, many of which are beyond our control. These risks include, among other things:

•	adverse changes in tariff and trade protection measures;

•	changes in foreign regulatory requirements;

•	potentially negative consequences from changes in or interpretations of tax laws;

•	differing labor regulations;

•	differing product liability regimes;

•	changing economic conditions in countries where our products are sold or manufactured or in other countries;

•	differing local product preferences and product requirements, including regulatory requirements;

•	exchange rate risks;

•	restrictions on the repatriation of funds;

•	political unrest and hostilities;

•	differing degrees of protection for intellectual property; and

•	difficulties in coordinating and managing foreign operations.

In addition, foreign sales subject us to numerous stringent United States and foreign laws, including the Foreign Corrupt Practices Act (“FCPA”), and comparable foreign laws and regulations which prohibit improper payments or offers of payments to foreign governments and their officials and political parties by United States and other business entities for the purpose of obtaining or retaining business. As we expand our international operations, there is some risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors, which could constitute a violation by us of various laws including the FCPA, even though such parties are not always subject to our control. Safeguards that we implement to discourage these practices may prove to be less than effective and violations of the FCPA and other laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, including class action lawsuits and enforcement actions from the SEC, Department of Justice and overseas regulators, which could adversely affect our reputation, business, financial condition and results of operations.

Any of these factors, or any other international factors, could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we can successfully manage these risks or avoid their effects.

We could be negatively impacted by future interpretation or implementation of the federal anti-kickback and Stark Laws and other federal and state anti-self-referral and anti-kickback laws.

The Centers for Medicare & Medicaid Services (“CMS”) recently issued a final rule which includes amendments to the regulations that implement the physician self-referral law (Section 1877 of the Social Security Act), popularly known as the “Stark Law.” Certain elements of the final rule that will be effective October 1, 2009 likely will require restructuring of our contracts with physician-owned entities that provide equipment and services in connection with our arrangements to furnish equipment, products and services to hospitals. CMS is prohibiting “per-click” lease arrangements in which a physician-owned entity is the lessor and receives a “per-click” payment, either directly or indirectly, from a provider of “designated health services” (“DHS”) such as a hospital for space or equipment used by the hospital in the provision of services to patients who were referred by the lessor to the lessee. These arrangements where we hold the hospital contract and subcontract with a physician-owned entity constitute less than 20% of our urology business, and we are actively pursuing various restructuring options. At this time, we are unable to predict whether, and to what the extent, such restructuring will affect our business or future business arrangements, but there is no guarantee that it will not have an adverse effect on our business.

In addition, for the same reasons as noted above, by October 1, 2009, physician-owned entities that purchase our equipment and disposables and then furnish the equipment, disposables, and technical support services to hospitals on a “per click” basis will be required to restructure their “per click” contracts with the hospital or potentially divest the physician-owners. Although there is a reasonable position at this time that these entities can avoid divesture of their physician-owners, these entities will likely have to be restructured to address the Stark Law rule change effective October 1, 2009. A significant percentage of the urology cases using our equipment in hospitals involves the aforementioned “per-click” arrangement. We understand that these entities are also actively pursuing potential restructuring options. We expect that our arrangements and those of our customers involved in furnishing our products will be fully compliant with the new regulatory requirements before the October 1, 2009 deadline. Although too early to assess, it is possible that such restructuring will have an adverse effect on our business. Interventional radiology services outside of the urology business that involve use of our products generally do not involve physician-owned businesses, and therefore will not be affected by the new rule.

The new rules also may make physician investment in mobile service providers and other ventures that purchase our equipment and products and furnish them to hospitals potentially less attractive. At this time, we are unable to predict whether, and to what extent, implementation of the changes made necessary by the new rules will affect our business or future business arrangements.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage.

Our business exposes us to potential product liability claims that are inherent in the testing, production, marketing and sale of medical devices. While we believe that we are reasonably insured against these risks, we may not maintain insurance in amounts or scope sufficient to provide us with adequate coverage. A claim in excess of our insurance coverage or not covered by our insurance carriers would have to be paid out of our cash reserves, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, any product liability claim could harm our reputation in the industry and our business.

If our products are not accepted by the medical community, or if our products are replaced by new technologies, our business may suffer.

The success of our existing products depends on acceptance of these products by the medical community, which acceptance levels we cannot predict. The success of any products we develop in the future will depend on their adoption by our targeted markets. We cannot predict how quickly, if at all, the medical community will accept our future products, or the extent to which those products will be used. If we encounter difficulties introducing future products into our targeted markets, our operating results and business may be substantially impaired. In addition, new technologies and techniques may be developed which may render obsolete our current products, along with those under development.

Our future growth is dependent upon the development of new products, which requires significant investment in research and development and clinical trials, and may not result in commercially viable products.

Our future growth is dependent upon the development of new products, which requires that significant resources be devoted to research and development activities and clinical trials. In order to develop new products and improve current product offerings, we focus our research and development programs largely on the development of next-generation and new technology offerings. If we are unable to develop and launch new products as anticipated or if our R&D efforts do not achieve products with technical feasibility, or take longer than anticipated, our ability to maintain or expand our market position may be adversely impacted.

Our success will depend on our ability to attract and retain key skilled personnel and if we are not successful, our business will be adversely affected.

In order to execute our business plan, we need to attract, retain and motivate a significant number of highly qualified managerial, technical, financial and sales personnel. If we fail to attract and retain skilled scientific and sales personnel, our research and development and sales and marketing efforts will be hindered. Our future success depends to a significant degree upon the continued services of key management personnel. None of our key management personnel is covered by an insurance policy of which we are the beneficiary.

Endocare and the combined company will be subject to each of the risks described in the sections above entitled “Risks Related to Endocare” and “Risks Related to Galil.” If any of those risks occur, it may have a negative effect on our results of operations and our stock price could decline.

Following the effective time of the Merger, Endocare and the combined company will be subject to each of the risks described in the sections above entitled “Risks Related to Endocare” and “Risks Related to Galil.” If any of those risks occur, it may have a negative effect on our results of operations and our stock price could decline.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements may include statements regarding, among other things:

•	the proposed Merger with Galil and the Financing, including the expected time period for closing the Merger and the Financing;

•	future financial and operating results, including cash requirements;

•	benefits and synergies of the Merger;

•	future opportunities of the combined company;

•	our growth strategies;

•	anticipated trends in our industry;

•	effects of regulatory developments;

•	our future financing plans; and

•	our anticipated needs for working capital.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this proxy statement/prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this proxy statement/prospectus will in fact occur. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated from these forward-looking statements, even if new information becomes available in the future.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in the Merger in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Affected Galil stockholders are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By acquiring common stock in Canada, a purchaser is representing to us and the dealer from whom the purchase confirmation is being received that:

•	the purchaser is entitled under applicable provincial securities laws to acquire the common stock without the benefit of a prospectus qualified under those securities laws, where required by law, that the purchaser is purchasing as principal and not as agent, the purchaser is an “accredited investor” as this term is defined by applicable securities laws in Canada, and

•	the purchaser has reviewed the text above under “Resale Restrictions.”

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases common stock offered by this proxy statement/prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this proxy statement/prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment or other consideration is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made or deemed to be made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the consideration at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the common stock with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in the value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

Any of the issuer’s directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

ENDOCARE SPECIAL MEETING

General

We are sending you this proxy statement/prospectus as part of the solicitation of proxies by Endocare’s board of directors for use at the special meeting of Endocare’s stockholders and any adjournments or postponements of the meeting. We are first mailing this proxy statement/prospectus, including a notice of the special meeting of Endocare stockholders and a form of proxy on or about [ • ], 2009.

The special meeting is scheduled to be held on:

          , 2009
at   a.m., local time at:

Endocare, Inc.
201 Technology Drive,
Irvine, California 92618

Purpose of the Special Meeting

The purpose of the Endocare special meeting is to vote on:

•	the issuance of shares of Endocare common stock in the Merger pursuant to the Merger Agreement;

•	the issuance of up to 16,250,000 shares of Endocare common stock pursuant to the Stock Purchase Agreement;

•	the approval of the Endocare, Inc. 2009 Stock Incentive Plan;

•	the approval of an amendment to Endocare’s Restated Certificate of Incorporation, as amended, to increase the total number of shares of capital stock that Endocare is authorized to issue from 51,000,000 shares to 76,000,000 shares by increasing the total number of authorized shares of common stock from 50,000,000 shares to 75,000,000 shares;

•	to approve an adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposals 1 through 4; and

•	to transact such other business that properly comes before the special meeting or any adjournment or postponement thereof. We know of no other matters to be brought before the special meeting. However, if any other matters are properly presented for action at the Endocare special meeting, including a motion to adjourn or postpone the meeting to another time or place, the persons named in the enclosed proxy form will have the discretion, unless otherwise noted on any proxy form, to vote on those matters, subject to applicable law. No proxy form that is voted against Proposals 1 or 2 will be voted in favor of any adjournment or postponement of the special meeting.

The approval of both of Proposals 1 and 2 is required for completion of the Merger. In addition, unless the Merger is completed, neither the Endocare, Inc. 2009 Stock Incentive Plan nor the amendment to Endocare’s Restated Certificate of Incorporation, as amended, will be implemented, whether or not approved by the Endocare stockholders. In the event that either Proposal 1 or Proposal 2, or both, are not approved by the Endocare stockholders at the special meeting, the Merger will not be consummated.

Recommendation of Endocare’s Board of Directors

After careful consideration, Endocare’s board of directors unanimously recommends that Endocare’s stockholders vote FOR Proposal 1 to approve the issuance of shares of Endocare common stock in the Merger pursuant to the Merger Agreement, FOR Proposal 2 to approve the issuance of up to 16,250,000 shares of Endocare common stock pursuant to the Stock Purchase Agreement, FOR Proposal 3 to approve the Endocare, Inc. 2009 Stock Incentive Plan, FOR Proposal 4 to approve an amendment to Endocare’s Restated Certificate of Incorporation, as amended, to increase the total number of shares of common stock that Endocare is authorized to issue, and FOR

Proposal 5 to approve an adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposals 1 through 4.

Voting

Each stockholder is entitled to one vote for each share of our common stock held by such stockholder on [ • ], 2009, the record date for determining which stockholders are entitled to vote at the special meeting. On [ • ], 2009 there were [ • ] issued and outstanding shares of Endocare common stock. Endocare’s amended and restated bylaws provide that a majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum for transaction of business at the special meeting.

You can vote your shares in two ways: either by proxy or in person at the special meeting by written ballot. See below under “Proxies” for information about voting by proxy.

The proposals, other than Proposal 4, will require the approval of the holders of a majority of our outstanding common stock present in person or represented by proxy at the special meeting.

Proposal 4 to approve an amendment to Endocare’s Restated Certificate of Incorporation, as amended, to increase the number of shares of common stock that Endocare is authorized to issue will require the approval of the holders of a majority of the outstanding shares of Endocare common stock entitled to vote as of the record date.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “For,” “Against” and “Abstain” votes, as well as broker non-votes. “Broker non-votes” occur when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which the nominee does have discretionary authority or for which it has received instructions).

Proxies

If you choose to vote by proxy, you may do so via the Internet, by telephone or by mail. Even if you plan to attend the meeting, the Endocare board of directors recommends that you vote by proxy.

•	Proxy Voting via the Internet. Go to www.proxyvote.com. Use the Internet to transmit your voting instructions up until 11:59 p.m. Eastern time on [ • ], 2009. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

•	Proxy Voting by Telephone. Call 1-800-690-6903. Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern time on [ • ], 2009. Have your proxy card in hand when you call and then follow the instructions.

•	Proxy Voting by Mail. Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Endocare Inc., c/o Proxy Services, Post Office Box 9111, Farmingdale, NY 11735 - 9543. Proxy cards must be received by [ • ], 2009.

PLEASE DO NOT MAIL BACK YOUR PROXY CARD IF YOU ARE VOTING BY THE INTERNET OR TELEPHONE.

Endocare’s board of directors has selected Terrence A. Noonan and Clint B. Davis, and each of them, to serve as proxyholders for the special meeting. If a stockholder properly votes by proxy, the proxyholders will vote the shares represented by such proxy at the special meeting in accordance with the stockholder’s proxy vote. If the proxy does not specify how the shares are to be voted, the proxy will be voted FOR the approval of each of the proposals. Properly executed proxies, other than proxies voting against Proposals 1 through 4, also will be voted for any adjournment of the special meeting for the purpose of soliciting additional votes to approve Proposals 1 through 4, if necessary. In addition, the shares represented by the proxy will be voted in accordance with the discretion of the proxyholders on any other matters that properly come before the special meeting.

We do not know of any other matters to be presented for consideration at the special meeting. However, if any other matters properly come before the special meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as Endocare’s board of directors may recommend. Discretionary authority with respect to such other matters is granted by means of your proxy vote.

Revocation of Proxies

You can revoke your proxy at any time before it is exercised at the special meeting by taking any one of the following actions:

•	you can deliver a valid written proxy with a later date or follow the instructions given for changing your vote by the Internet or telephone;

•	you can notify the Secretary of Endocare in writing that you have revoked your proxy (by mailing the Secretary at Endocare’s principal executive offices located at 201 Technology Drive, Irvine, California 92618); or

•	you can vote in person by written ballot at the special meeting.

Solicitation

Endocare will bear the entire cost of soliciting proxies, including the preparation, assembly, printing and mailing of this proxy statement/prospectus, the Endocare proxy and any additional solicitation material furnished to stockholders. Copies of solicitation material will be furnished to brokerage firms, banks, nominees, custodians and fiduciaries holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to such beneficial owners. In addition, Endocare may reimburse such persons for their costs of forwarding the solicitation materials to such beneficial owners. The original solicitation of proxies by mail may be supplemented by solicitation by telephone or other means by Endocare’s directors, officers, employees or agents. No additional compensation will be paid to Endocare’s directors, officers or employees for any such services.

THE MERGER

This section and the section entitled “The Merger Agreement” beginning on page 59 of this proxy statement/prospectus describe the material terms of the Merger, including the Merger Agreement. While Endocare believes that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. We encourage you to read this proxy statement/prospectus carefully and in its entirety, including the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus, and the other documents to which Endocare has referred you.

General

The boards of directors of both Endocare and Galil have unanimously approved the Merger Agreement, which provides for the acquisition by Endocare of Galil through the Merger. The Merger will result in Orange Acquisitions Ltd., a wholly owned subsidiary of Endocare, merging with and into Galil, so that Galil will become a wholly owned subsidiary of Endocare. At the effective time of the Merger, each outstanding ordinary share of Galil will be converted into the right to receive the number of shares of Endocare common stock equal to the product of (1) the sum of the number of shares of Endocare common stock outstanding and the number of shares of Endocare common stock subject to in-the-money options immediately prior to the effective time of the Merger and (2) the exchange ratio of 0.923077, divided by the total number of Galil ordinary shares outstanding and the number of ordinary shares of Galil subject to in-the-money options immediately prior to the effective time of the Merger. The exact conversion ratio cannot be calculated until immediately prior to the effective time of the Merger, but it is expected that approximately 33.0 ordinary shares of Galil will be converted into one share of Endocare common stock. Immediately following the effective time of the Merger and attributing ownership to Galil’s shareholders of the Escrow Shares, Galil’s shareholders will own approximately 48.0%, and Endocare’s existing stockholders will own approximately 52.0%, of Endocare’s common stock, without giving effect to the shares issuable pursuant to the concurrent Financing. The Merger will have no effect on the number of shares of common stock of Endocare owned by existing Endocare stockholders.

Background of the Merger

As part of their ongoing management of the business and affairs of their respective companies over the past several years, the board of directors of Endocare (the “Endocare Board”) and the board of directors of Galil (the “Galil Board”) frequently evaluated potential strategic alternatives and considered ways to enhance their respective company’s performance and prospects in light of current business and economic conditions. For each company, these reviews have included consideration of potential strategic transactions with other companies in the health care industry and the potential benefits and risks of such transactions. In particular, Endocare and Galil each considered the potential benefits of a combination of the two companies and, on several occasions during the past several years, Endocare and Galil engaged in exploratory discussions regarding a potential strategic combination of the two companies. However, until 2008 these discussions remained entirely exploratory and did not result in any negotiations, agreement, arrangement or understanding between Endocare and Galil with respect to a business combination. Set forth below is a summary of material contacts and ultimately negotiations between Endocare and Galil over the past two years, as well as additional information describing the background of the Merger.

On December 10, 2006, Galil announced a $52 million financing led by Thomas, McNerney & Partners and The Vertical Group, and joined by Investor Growth Capital, all U.S. venture capital funds. Of the $52 million, $40 million was used to purchase new equity securities from Galil $8 million was used to purchase shares from existing Galil shareholders and $3.6 million related to conversion to equity of a loan granted to Galil in 2004 by several of its then shareholders. Galil also announced its acquisition of the cryoablation business from Oncura, Inc., a jointly held affiliate that Galil had formed in 2003 with GE Champion Services, an affiliate of General Electric Company. In connection with this financing, James E. Thomas (a partner with Thomas, McNerney & Partners), Stephen M. Campe (a partner with Investor Growth Capital) and Richard B. Emmitt (a partner with The Vertical Group) joined the Galil Board.

Later in December 2006, Craig T. Davenport (who was Endocare’s then Chairman, Chief Executive Officer and President) and Michael R. Rodriguez (Endocare’s Chief Financial Officer) met with a representative of

Montgomery & Co., an investment banking firm, to discuss Endocare’s business and potential strategic opportunities. During this meeting, the representative of Montgomery & Co. indicated that one of the principals of Montgomery & Co. knew Mr. Thomas. The representative of Montgomery & Co. offered to contact Mr. Thomas to determine whether Galil had any interest in discussing a potential business combination.

In early February 2007, the representative of Montgomery & Co. informed Messrs. Davenport and Rodriguez that he had spoken with Mr. Thomas and that Mr. Thomas had indicated that he and Chen Barir (who was Galil’s then President and Chief Executive Officer) would be interested in a meeting to discuss a potential business combination.

On February 28, 2007, the representative of Montgomery & Co. contacted Messrs. Thomas and Barir and requested that they provide certain limited financial information regarding Galil in order to make the proposed meeting more productive. It was tentatively planned that the meeting would occur at the end of March 2007.

On March 1, 2007, Mr. Barir provided to Mr. Davenport, David L. Goldsmith (an Endocare director) and the Montgomery & Co. representative the limited financial information that Galil was willing to share prior to the planned meeting.

On March 3, 2007, the Montgomery & Co. representative communicated with Mr. Barir and indicated that Endocare would be prepared to move forward with scheduling a meeting and signing a mutual nondisclosure agreement.

Over the following weeks, Endocare and Galil negotiated a mutual nondisclosure agreement, signing it on March 26, 2007.

On March 29, 2007, a meeting was held in New York City. Participants in the meeting included Messrs. Davenport, Goldsmith, Thomas and Barir, as well as the Montgomery & Co. representative. At this meeting, the participants engaged in preliminary discussions regarding a potential business combination between Endocare and Galil.

Following this meeting, Montgomery & Co. prepared a preliminary financial review of the potential business combination based on the limited financial information provided by Galil and publicly available research analyst’s estimates for Endocare contained in the then latest analyst report issued by Montgomery & Co.

On April 19, 2007, Messrs. Davenport and Goldsmith had a call with representatives of Montgomery & Co. It was decided that Galil would need to provide additional financial information in order for Endocare to assess whether it was worthwhile for the parties to engage in additional discussions regarding a potential business combination. The representatives of Montgomery & Co. stated that they would contact Messrs. Barir and Thomas to request such additional information.

After such request, several weeks passed without Galil providing any additional information, and Endocare decided that it would focus on obtaining additional financing and negotiating a new licensing arrangement relating to cardiology, as well as exploring a variety of other potential strategic opportunities. On May 29, 2007, Endocare announced a $7 million investment by Frazier Healthcare Ventures. On June 19, 2007, CryoCath Technologies, Inc. and ATS Medical, Inc. entered into definitive agreement under which ATS acquired CryoCath’s cardiac surgery cryoablation business. In conjunction with that transaction, Endocare entered into an agreement with CryoCath and ATS in which Endocare agreed to bifurcate the prior agreement with CryoCath to give ATS the same rights with respect to the cardiac surgery market as CryoCath had prior to ATS’s purchase.

In August 2007, Endocare effectuated a reverse stock split in connection with Endocare’s application to list its common stock on the Nasdaq Capital Market. On October 10, 2007, Endocare’s common stock began to trade on the Nasdaq Capital Market.

At a regularly scheduled meeting of the Endocare Board on November 15, 2007, a representative of Seven Hills Partners, an Endocare financial advisor, reviewed and discussed with the Endocare Board a range of potential strategic opportunities. It was agreed that Mr. Davenport, together with Seven Hills Partners, should devote a significant amount of time to exploring potential strategic opportunities in the months ahead. Mr. Davenport provided regular updates to the Endocare Board regarding these activities.

On February 2, 2008, Mr. Emmitt (a member of the Galil Board as noted above) approached Mr. Davenport at a urology conference in Florida and requested a meeting with Mr. Davenport to discuss the possibility of Galil participating in Endocare’s COLD Registry. The following day, on February 3, 2008, Messrs. Davenport and Emmitt met and during this meeting Mr. Emmitt suggested that Endocare and Galil consider restarting discussions regarding a potential business combination. Following this meeting, Mr. Davenport reported informally to each of the members of the Endocare Board the interest indicated by Mr. Emmitt in restarting discussions.

On February 5, 2008, the Endocare Board held a telephonic meeting during which Mr. Davenport provided a further report to the Endocare Board regarding his meeting with Mr. Emmitt.

On February 14, 2008, Endocare signed a nondisclosure agreement with Frazier Healthcare Ventures, Endocare’s largest stockholder, to enable Endocare to obtain Frazier’s input regarding the possibility of restarting discussions with Galil. On February 15, 2008, Mr. Davenport had a telephone conversation with Nathan Every, M.D., a partner of Frazier Healthcare Ventures, in which Mr. Davenport discussed several items that he believed Galil needed to address in order for it to be worthwhile to restart discussions regarding a potential business combination. Dr. Every, who knew Mr. Emmitt through his industry activities, stated that he would discuss these items with Mr. Emmitt in an effort to facilitate the process of restarting discussions between Endocare and Galil.

Shortly thereafter, Dr. Every reported to Mr. Davenport that he had spoken to Mr. Emmitt, and Mr. Emmitt had indicated that Galil planned to send a letter to Endocare in order to address the items raised by Mr. Davenport.

On February 27-28, 2008, the Endocare Board held a regularly scheduled meeting. During this meeting, Mr. Davenport and a representative of Seven Hills Partners conducted a detailed review of various potential strategic opportunities. One of these opportunities was a potential business combination with Galil.

During March 2008, in addition to exploring other potential strategic opportunities, Seven Hills Partners reviewed with Messrs. Davenport and Rodriguez certain publicly available information regarding Galil. During March and April 2008, Messrs. Davenport and Rodriguez also discussed various additional potential strategic opportunities with representatives of Oppenheimer & Co. Inc., or Oppenheimer, which subsequently was engaged as Endocare’s financial advisor.

On March 25, 2008, Galil announced the appointment of Martin J. Emerson as its President and Chief Executive Officer.

On April 18, 2008, Mr. Barir (who was transitioning out of the role of President and Chief Executive Officer) contacted Mr. Davenport and stated that Galil continued to be highly interested in discussing the feasibility of a business combination. Mr. Barir stated that Galil was in the process of preparing a letter to address the items raised by Mr. Davenport in February 2008 and planned to finalize the letter within the next few weeks, prior to the annual meeting of the American Urological Association (AUA), which was scheduled to be held in Orlando, Florida on May 17-22, 2008. Mr. Barir suggested that representatives of Endocare and Galil meet during the AUA annual meeting. Mr. Barir suggested that Mr. Davenport and he speak by telephone in advance of Galil providing the letter to Endocare. On April 23, 2008, Mr. Davenport responded to Mr. Barir, stating that Endocare remained open and interested in any and all possible strategic initiatives and actions that could lead to increased stockholder value. On April 25, 2008, Mr. Davenport further communicated with Mr. Barir, requesting that Galil provide the letter in time for consideration by the Endocare Board at its next meeting, scheduled to be held on May 14-15, 2008. On April 30, 2008, Messrs. Davenport and Barir had a telephone call in which they discussed the possibility of restarting conversations between Endocare and Galil regarding a potential business combination. Later that day, Mr. Davenport contacted Mr. Barir suggesting participants for a meeting during the AUA annual meeting and requesting that Galil sign a consent under the nondisclosure agreement signed in March 2007 to permit Endocare to share with Frazier Healthcare Ventures additional information regarding the discussions with Galil. On May 5, 2008, Mr. Barir provided Mr. Davenport with the signed consent.

On May 14, 2008, Mr. Barir sent to Mr. Davenport a letter from Galil. This letter stated that the Galil Board was very interested in discussing the feasibility of a business combination. The letter described several reasons that the Galil Board believed a business combination was compelling. The letter also sought to address the items that Mr. Davenport had identified in February 2008 as needing to be addressed in order for further discussions between Endocare and Galil to be worthwhile for Endocare.

On May 14-15, 2008, the Endocare Board held a regularly scheduled meeting at which Dr. Every was present. During this meeting the Endocare Board, senior management and Dr. Every engaged in an extended discussion regarding the letter received from Galil and the planned meeting with Galil representatives in Orlando, Florida on May 18, 2008 during the AUA annual meeting. Dr. Every then left the meeting and the Endocare Board and senior management discussed several other potential strategic opportunities.

On May 18, 2008, Messrs. Davenport and Goldsmith, on behalf of Endocare, and Messrs. Emerson and Emmitt, on behalf of Galil, met along with Dr. Every to restart discussions between Endocare and Galil relating to a potential business combination. Among other things, the parties discussed initial financial modeling, the exchange of basic financial information and Galil’s capitalization. At the end of this meeting, it was agreed that the parties should reconvene in the first week of June 2008 for another meeting.

On May 18, 2008, the Endocare Board held a telephonic meeting during which Messrs. Davenport and Goldsmith discussed with the Endocare Board at length the meeting held with Galil earlier that day. Mr. Davenport, with Mr. Goldsmith’s input, then updated the Endocare Board regarding other potential strategic opportunities and the Board discussed its preliminary views on how these opportunities compared with the Galil opportunity.

Following the May 18, 2008 meeting between Endocare and Galil, the parties each provided financial information to Frazier Healthcare Ventures in order for Frazier Healthcare Ventures to undertake initial financial modeling for discussion by the parties at the meeting to be held during the first week of June 2008.

On June 3, 2008, the parties met in Chicago. The participants in this meeting included Messrs. Davenport, Goldsmith, Rodriguez, Emerson, Thomas and Emmitt, in addition to Terrence A. Noonan (who was then Endocare’s Lead Independent Director), Clint B. Davis (Endocare’s General Counsel) and Karen Sarid (Galil’s Chief Financial Officer and General Manager of Galil’s Israeli operations). Also present were Dr. Every and Sam Brasch of Frazier Healthcare Ventures. At this meeting, the parties reviewed and discussed the initial financial model prepared by Frazier Healthcare Ventures. The parties also engaged in a preliminary discussion regarding the general nature of a possible business combination, including valuation, management and governance matters and the timeline for the proposed transaction.

Later on June 3, 2008, Mr. Rodriguez provided Ms. Sarid with the outline of a proposed due diligence plan. It was agreed that they would have a telephone call on June 9, 2008 to discuss the due diligence process.

On June 4, 2008, Messrs. Goldsmith, Davenport, Rodriguez and Davis met with representatives of Oppenheimer to discuss a potential strategic opportunity referred to as “Project Mandarin.” During this meeting, Messrs. Goldsmith, Davenport, Rodriguez and Davis also discussed with representatives of Oppenheimer a potential business combination with Galil.

On June 9, 2008, Messrs. Rodriguez and Davis had a call with Ms. Sarid to discuss the proposed due diligence process.

On June 10, 2008, the Endocare Board held a telephonic meeting during which Messrs. Davenport, Goldsmith and Noonan provided an update to the Endocare Board regarding the meeting with Galil that had been held on June 3, 2008. The Endocare Board provided input regarding valuation, governance and management matters. The Endocare Board also discussed other strategic opportunities. In addition, the Endocare Board discussed the engagement of Oppenheimer as Endocare’s financial advisor in connection with a potential business combination with Galil as well as Project Mandarin. Following additional discussion, the Endocare Board established a Special Committee to review and address matters and consult with management relative to the potential business combination with Galil and Project Mandarin, as well as other strategic opportunities that may arise. Mr. Goldsmith was appointed Chairman of the Special Committee and Mr. Noonan and Eric S. Kentor were also appointed to the Special Committee. The Endocare Board also authorized the Special Committee to negotiate and approve an engagement letter with Oppenheimer, which was subsequently executed.

On June 11, 2008, Mr. Davis sent to Ms. Sarid a draft due diligence request list. Over the following few weeks, the parties finalized the due diligence request list and agreed upon the process.

On June 12, 2008, the parties exchanged summary balance sheet, revenue and gross profit information.

On June 13, 2008, the Endocare Special Committee held a telephonic meeting to discuss the latest communications with Galil regarding principal valuation, governance and management matters.

On June 19, 2008, the Endocare Special Committee held a telephonic meeting to discuss financial information received from Galil and potential relative contributions that could be made by Endocare and Galil to the future financial performance of the combined company. Also participating in this meeting were Endocare senior management and Endocare’s financial advisor. The Committee also discussed the proposed attendees and objectives for the meeting with Galil scheduled to be held in Chicago on June 27, 2008. The Endocare Special Committee also received an update regarding the status of Project Mandarin.

On June 24, 2008, the Endocare Special Committee held a telephonic meeting, in which Endocare’s senior management and financial advisor participated, during which it again reviewed and discussed with Endocare’s financial advisor potential relative contributions that could be made by Endocare and Galil. The Endocare Special Committee also reviewed a preliminary transaction timeline for the Galil transaction. The Endocare Special Committee also discussed a draft nonbinding letter of intent for the Galil transaction being prepared by Gibson Dunn & Crutcher LLP, Endocare’s corporate legal counsel (“Gibson Dunn”) Mr. Davenport also provided an update to the Endocare Special Committee regarding another potential strategic opportunity under consideration, referred to as “Project Energy.”

On June 27, 2008, the parties held a second meeting in Chicago. Participants at this meeting included Messrs. Davenport, Goldsmith, Noonan, Emerson, Emmitt and Thomas and Ms. Sarid. Also present were representatives of Endocare’s financial advisor and representatives of Piper Jaffray & Co., Galil’s financial advisor (“Piper Jaffray”). The parties discussed valuation, governance and management matters, as well as the proposed timeline for the transaction.

On June 30, 2008, the Endocare Special Committee held a telephonic meeting during which the Endocare Special Committee discussed with Messrs. Davenport, Rodriguez and Davis and representatives of Endocare’s financial advisor the status of negotiations with Galil. The Endocare Special Committee also discussed the status of Project Mandarin and Project Energy.

On July 2, 2008, Mr. Davenport notified the Endocare Board that the other party in Project Energy had communicated through its investment banker earlier that day that it was not interested in pursuing a potential strategic transaction with Endocare for a number of reasons. At approximately the same time, the other party to Project Mandarin and Endocare determined to terminate negotiations as a result of changes in their respective businesses.

On July 3, 2008, the Endocare Board held a telephonic meeting to review and discuss with Messrs. Davenport, Goldsmith and Noonan and representatives of Endocare’s financial advisor valuation, governance and management matters covered by the parties at the meeting held in Chicago on June 27, 2008.

On July 10, 2008, the Endocare Board held a telephonic meeting to engage in further review and discussion regarding valuation, governance and management matters in connection with a potential Galil transaction. Also on the call were Messrs. Rodriguez and Davis and representatives of Endocare’s financial advisor. The Endocare Board also discussed the latest draft of Endocare’s nonbinding letter of intent.

On July 10, 2008, Mr. Davis sent to Mr. Thomas Endocare’s initial draft nonbinding letter of intent relating to a potential business combination between Endocare and Galil. From July 10, 2008 to August 4, 2008, the parties negotiated this letter of intent.

On July 11, 2008, Mr. Goldsmith had a call with Mr. Thomas to discuss Galil’s reaction to certain terms included in Endocare’s draft nonbinding letter of intent.

On July 14, 2008, the independent directors on the Endocare Board held a telephonic executive session to discuss management matters relating to the Galil transaction. In particular, the scope of the proposed post-closing Chairman position was discussed.

On July 16, 2008, the Endocare Board held a telephonic meeting, with Messrs. Rodriguez and Davis present, to discuss the proposed post-closing Chairman position and other matters relating to Endocare’s draft letter of intent.

On July 24-25, 2008, the Endocare Board held a regularly scheduled meeting. During the executive session of this meeting, the Endocare Board discussed the Galil transaction and proposed revisions to Endocare’s draft letter of intent.

On July 29, 2008, Mr. Davis sent to Mr. Thomas a revised draft letter of intent. Between July 29, 2008 and August 4, 2008, the parties held a number of telephone calls and exchanged further revised drafts of the letter of intent.

On August 4, 2008, Endocare and Galil executed the letter of intent relating to the proposed combination.

On August 6, 2008, HealthTronics Inc. announced an unsolicited proposal to acquire all outstanding shares of Endocare common stock for cash.

On August 11, 2008, the Endocare Board held a telephonic meeting to discuss HealthTronics’ proposal. During this meeting, Gibson Dunn reviewed with the Endocare Board the fiduciary duties applicable to it in connection with any business combination. The Endocare Board also discussed the status of the Galil transaction. Oppenheimer discussed with the Endocare Board financial aspects of the Galil transaction. After discussion, the Endocare Board unanimously resolved to reject HealthTronics’ proposal as inadequate and not in the best interest of Endocare’s stockholders.

On August 11-12, 2008, in connection with his likely appointment as Chief Executive Officer of the combined company at the closing of the Galil transaction, as contemplated by the letter of intent that was executed by Endocare and Galil on August 4, 2008, Mr. Emerson met with several of Endocare’s independent directors and several members of Endocare’s senior management.

During the week of August 11, 2008, Endocare and Galil began the due diligence process by giving each other access to their respective virtual data rooms. Endocare and Galil each took appropriate measures to maintain the confidentiality of competitively sensitive information throughout the due diligence process. The due diligence process was largely completed by mid-September 2008. The process included a visit by Endocare representatives to Galil’s offices in Yokneam, Israel, Plymouth Meeting, Pennsylvania and London, England. The process also included a visit by Galil representatives to Endocare’s offices in Irvine, California.

On August 18, 2008, the Endocare Board held a telephonic meeting to discuss with representatives of Gibson Dunn and Endocare’s financial advisor the terms of the initial draft definitive merger agreement for the Galil transaction prepared by Gibson Dunn, with input from Mr. Davis, Endocare’s financial advisor and Endocare’s Israeli legal counsel, intellectual property legal counsel and health care regulatory legal counsel. In addition, Mr. Davis updated the Endocare Board regarding the status of due diligence. The Endocare Board also discussed with Endocare’s financial and legal advisors the potential size and terms of the financing expected to occur in connection with the Galil transaction.

On August 20, 2008, Gibson Dunn sent the initial draft definitive merger agreement to Galil’s corporate legal counsel, Arnold & Porter LLP. From August 20, 2008 to November 10, 2008, the parties and their respective legal counsel and financial advisors had numerous telephone calls and exchanged numerous drafts of the definitive merger agreement and ancillary agreements.

On September 5, 2008, the Endocare Special Committee held a telephonic meeting during which Endocare’s senior management updated the Endocare Special Committee regarding the meetings with Galil and related site visits that occurred the weeks of August 25, 2008 and September 1, 2008. The Endocare Special Committee also discussed with Endocare’s senior management and financial advisor financial forecasts for Endocare prepared by Endocare’s management that were circulated prior to the meeting. The Endocare Special Committee also discussed with Endocare’s senior management the outstanding due diligence matters. In addition, the Endocare Special Committee discussed HealthTronics’ reaffirmation of its unsolicited proposal.

On September 11, 2008, the Endocare Special Committee held a telephonic meeting to review and discuss with Endocare’s senior management, legal and financial advisors various outstanding matters relating to the Galil transaction, including the terms of the definitive merger agreement. The Endocare Special Committee also engaged in further discussion regarding HealthTronics’ reaffirmation of its unsolicited proposal. Later that day, HealthTronics announced that it had decided to withdraw its unsolicited proposal.

On September 17, 2008, the Endocare Board held a regularly scheduled meeting. During this meeting, the Board met with Messrs. Rodriguez and Davis and representatives of Endocare’s legal and financial advisors to discuss various aspects of the merger agreement and proposed financing.

On September 25, 2008, the parties, represented by Messrs. Thomas, Goldsmith and Kentor, and their respective senior management, legal counsel and financial advisors held a lengthy telephone conference in an effort to finalize the merger agreement.

Over September 26 and 27, 2008, Mr. Davenport contacted Endocare’s independent directors and indicated that he was considering resigning from his positions with Endocare to assume the position of Chief Executive Officer at a privately held health care company.

On September 28, 2008, the Endocare Board held a telephonic meeting, which included an executive session, to discuss Mr. Davenport’s possible resignation. On September 29, 2008, the independent directors on the Endocare Board held a telephonic meeting to engage in further discussion regarding Mr. Davenport’s possible resignation.

On September 30, 2008, Mr. Davenport notified the Endocare Board that he was resigning from his positions with Endocare.

From mid-September 2008 until early November 2008, Endocare and a third party had several telephone conferences and a meeting to discuss a possible transaction; however, the Endocare Board ultimately determined that a transaction with Galil appeared more likely to maximize stockholder value, among other considerations, and did not pursue a transaction with such third party.

On October 2, 2008, the Endocare Board held a telephonic meeting during which, among other matters, Mr. Noonan was appointed Interim Chief Executive Officer and Interim President. In addition, the Endocare Board discussed the status of the proposed Galil transaction.

On October 6, 2008, the Endocare Special Committee held a telephonic meeting during which it discussed with representatives of Endocare’s legal and financial advisors various matters relating to the proposed Galil transaction and proposed financing.

On October 7, 2008, the parties, including Messrs. Thomas, Goldsmith, Kentor and Noonan, and their respective legal counsel and financial advisors, and Willkie Farr & Gallagher LLP (“Willkie Farr”), legal counsel to the U.S. based Galil shareholders in connection with the Merger and the proposed financing, held a lengthy telephone conference in effort to resolve open items. After a brief break, the conference call resumed and Mr. Thomas presented a proposal to Mr. Goldsmith with respect to the open items.

Between October 7, 2008 and the date of execution of the Merger Agreement and the Stock Purchase Agreement, Willkie Farr participated on various conference calls with the parties and counsel to Endocare and Galil with respect to the negotiation of the terms of the Merger, the voting agreements and the proposed financing on behalf of the U.S. based Galil shareholders. In addition, Frazier Healthcare Ventures was represented by Goodwin Procter LLP in connection with its participation in the proposed financing.

On October 8, 2008, the Endocare Board held a telephonic meeting to discuss proposed resolutions to the open items. Topics covered included, among other matters, the exchange ratio, financing allocations, lock-ups, breakup provisions, indemnification and constitution of the Endocare Board after the Merger. Following this meeting, Mr. Goldsmith communicated Endocare’s counterproposal on these open terms to Mr. Thomas.

On October 9, 2008, the Endocare Special Committee held a telephonic meeting with Endocare’s senior management and financial advisor in which Mr. Goldsmith updated the participants on the status of negotiations and the Special Committee discussed the developments.

On October 13, 2008, the Endocare Special Committee held a telephonic meeting with Endocare’s senior management, Gibson Dunn, Oppenheimer and Endocare’s primary tax advisor relative to the transaction to discuss the status of negotiations with Galil and several matters relating to the proposed financing.

On October 22, 2008, the Endocare Special Committee held a telephonic meeting with Endocare’s senior management and legal and financial advisors to discuss Galil’s latest proposal to address the outstanding issues received earlier in the day.

On October 28, 2008, the Endocare Special Committee held a telephonic meeting with Endocare’s senior management and legal, financial and tax advisors to review the status of negotiations with Galil. In addition, the Endocare Special Committee approved the engagement of Oppenheimer as placement agent in connection with the proposed financing and Endocare subsequently executed an engagement letter with Oppenheimer for such purpose.

On October 30, 2008, the Endocare Special Committee held a telephonic meeting with Endocare’s senior management and legal and financial advisors to discuss the status of negotiations with Galil and the proposed financing. Gibson Dunn advised the Endocare Special Committee regarding a number of legal considerations relative to the proposed Galil transaction and proposed financing in light of the decline in the trading price of Endocare’s common stock and the related increase in post-closing ownership of the Galil shareholders and financing participants.

On October 31, 2008 and November 4, 2008, the Endocare Special Committee held telephonic meetings with Endocare’s senior management and legal and financial advisors to discuss the latest drafts of the merger agreement, stock purchase agreement and other draft transaction documents.

On November 7, 2008, the Endocare Special Committee held a telephonic meeting with Endocare’s senior management and legal and financial advisors to discuss the status of negotiations with Galil and the transaction agreements. Oppenheimer provided an update regarding financing efforts and market conditions for the proposed financing. The Endocare Special Committee discussed the pricing of the financing. After discussion, it was agreed that the financing would be priced at $1.00 per share, subject to Endocare Board approval and the signing of the stock purchase agreement with investors by November 10, 2008. The Endocare Special Committee then reviewed and discussed the proposed agenda for the meeting of the Endocare Board to be held on November 8, 2008 to consider approval of the proposed Galil transaction and the proposed financing and the related documents.

On November 8, 2008, the Endocare Board met, with Endocare’s senior management and legal and financial advisors in attendance, to consider approval of the Galil transaction and the proposed financing. At this meeting, Gibson Dunn again reviewed with the Endocare Board the fiduciary duties applicable to the Galil transaction and proposed financing under Delaware law, and the Endocare Board discussed related considerations. The Endocare Board then discussed the pro forma ownership at closing, cash requirements, financing terms and post-closing projections. Gibson Dunn reviewed with the Endocare Board the principal terms of the merger agreement, stock purchase agreement and other transaction agreements. The Endocare Board then reviewed the strategic reasons for the Galil transaction, including, among other considerations, Endocare’s financial performance over the past several quarters, market conditions and the extremely difficult financing environment, Endocare’s liquidity and capital resources, the view that the merger with Galil would result in a combined company with the potential for enhanced future growth and value as compared to Endocare remaining as an independent, standalone company, and the belief that the merger was more favorable to Endocare’s stockholders than any other alternative reasonably available to Endocare and its stockholders, including the alternative of remaining an independent, standalone company. Gibson Dunn reviewed with the Endocare Board, and the Endocare Board discussed, the principal risk factors related to the proposed merger and the proposed financing. Also at this meeting, Oppenheimer reviewed with the Endocare Board its financial analysis of the aggregate exchange ratio provided for in the proposed merger and informed the Endocare Board that, assuming no material change in the terms of the proposed merger or in the totality of the information it considered in connection with its financial analysis, Oppenheimer believed it would be in a position to render to the Endocare Board in connection with the execution of the merger agreement an opinion as to the fairness, from a financial point of view and as of the date of the opinion, to Endocare of the aggregate exchange ratio provided for in the merger. Following these discussions, and after further review and discussion, the Endocare Board unanimously approved the Galil transaction and proposed financing, subject to satisfactory resolution of the terms of the standstill agreement and indemnification relating to potential claims by a certain shareholder of Galil and delivery of Oppenheimer’s opinion once the merger agreement was ready to be executed.

On the morning of November 10, 2008, the Endocare Board held a telephonic meeting with Endocare’s senior management and legal and financial advisors. During this meeting, the Endocare Board discussed with Gibson Dunn the negotiated terms of the indemnification relating to potential claims by a certain shareholder of Galil and confirmed resolution of the terms of the standstill agreement. Also at this meeting, Oppenheimer rendered to the Endocare Board an oral opinion, which was confirmed by delivery of a written opinion dated November 10, 2008, to the effect that, as of that date and based on and subject to the matters described in its opinion, the 0.923077 aggregate exchange ratio provided for in the Merger Agreement was fair, from a financial point of view, to Endocare. After discussion, the Endocare Board unanimously approved Endocare proceeding with the Galil transaction and proposed financing, consistent with the Board’s approval at its meeting held on November 8, 2008 and the terms presented to the Endocare Board at the November 10, 2008 meeting.

Later on November 10, 2008, the parties executed the Merger Agreement and ancillary agreements and Endocare and the investors in the Financing executed the stock purchase agreement. After the close of the market, the parties issued a joint press release to announce the execution of the Merger Agreement and Stock Purchase Agreement. On November 11, 2008, the parties held a joint conference call to discuss the Merger and Financing with investors, analysts and other interested persons.

In January 2009, the third party with which Endocare had previously discussed a possible transaction from mid-September 2008 until early November 2008 informed Mr. Noonan that it was still interested in pursuing a transaction with Endocare if the transaction with Galil encountered difficulties.

Endocare’s Reasons for the Merger

In evaluating the Merger, Endocare’s board of directors consulted with senior management and Endocare’s legal and financial advisors, and, in the course of reaching its determination to approve the Merger Agreement, Endocare’s board of directors considered a number of factors, including the following:

•	historical and current information concerning Endocare’s business, including trends in its financial performance, financial condition, operations and competitive position;

•	current financial market conditions, and historical market prices, volatility and trading information with respect to Endocare’s common stock;

•	historical and current information concerning Galil’s business, financial performance, financial condition, operations and management, including the results of Endocare’s due diligence investigation of Galil;

•	the view that the Merger with Galil would result in a combined company with the potential for enhanced future growth and value as compared to Endocare as an independent, standalone company, because joining the two companies would result in greater financial resources, a larger annual revenue base, a reduction in administrative costs and duplicative costs of separate clinical trials, complementary geographic markets resulting in a broader global reach, complementary technology, a complementary patent base, the ability to consolidate overhead expenses, a more competitive position against larger and better capitalized technologies such as robotic surgery and intensity-modulated radiation therapy (IMRT), and a greater combined innovative potential;

•	economic considerations supporting the Merger with Galil, including improving the platform to grow patient and physician demand for cryoablation as an alternative to procedures using robotic and IMRT technologies, realizing efficiencies by eliminating duplicative selling and administrative costs, and eliminating redundant clinical trials and studies;

•	the view that the Merger with Galil would result in greater marketplace efficiency through a strong focus on promoting cryoablation demand and awareness, a worldwide reach, a large customer base, a solid reputation among physicians and hospitals, efficient marketing, and experienced sales and R&D teams, thus providing near-term and long-term savings opportunities for the combined company by implementing more efficient manufacturing processes, and by reducing redundant sales and marketing programs, surplus facilities, duplicative senior management, repetitive G&A functions, and redundant regulatory and other programs;

•	an ability to achieve economies of scale, consistent with the overall trend in the industry;

•	the opportunity for Endocare’s stockholders to participate in the potential future value of the combined company;

•	the belief, after considering numerous potential strategic alternatives over many months, that the Merger was more favorable to Endocare’s stockholders than other alternatives reasonably available to Endocare and its stockholders, including the alternative of remaining an independent, standalone company;

•	Oppenheimer’s opinion, dated November 10, 2008, to Endocare’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Endocare of the 0.923077 aggregate exchange ratio provided for in the Merger Agreement, as more fully described below under the caption “Opinion of Endocare’s Financial Advisor;” and

•	the terms and conditions of the Merger Agreement, including:

•	the determination that the relative percentage ownership of the combined company by Endocare’s stockholders and Galil’s shareholders is consistent with Endocare’s perceived valuations of each company at the time Endocare’s board of directors approved the Merger Agreement;

•	the non-solicitation provisions limiting Galil’s ability to engage in discussions or negotiations regarding, or to furnish to any person any information with respect to, assist or participate in any effort or attempt by any person with respect to, or otherwise cooperate in any way with, an alternative acquisition proposal;

•	Endocare’s rights under the Merger Agreement to pursue alternative acquisition proposals received independently under specified circumstances;

•	the conditions to the closing of the Merger and the likelihood of those conditions being satisfied;

•	the absence of any terms providing for an adjustment to the exchange ratio based on the amount of cash or working capital at closing for Endocare or Galil;

•	the requirement that holders of more than 97.5% of the shares of Galil’s outstanding share capital enter into agreements providing that such shareholders vote in favor of adoption of the Merger Agreement and against any proposal made in opposition to, or in any competition with, the Merger; and

•	Endocare’s board of directors’ belief that the $900,000 termination fee payable to Galil in the circumstances set forth in the Merger Agreement, and reimbursement of its expenses, up to $850,000, was reasonable in the context of termination fees that were payable in other comparable transactions and would not be likely to preclude another party from making a superior acquisition proposal.

In the course of its deliberations, Endocare’s board of directors also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and the Stock Purchase Agreement, including the following:

•	the risk that the Merger might not be completed in a timely manner or at all due to failure to satisfy the closing conditions, a number of which are outside of Endocare’s control;

•	if the Merger is not completed, the potential adverse effect of the public announcement of the Merger on Endocare’s business, including its significant supplier, distributor and other key business relationships, Endocare’s ability to attract and retain key personnel and Endocare’s overall competitive position;

•	the immediate and substantial dilution of the equity interests and voting power of Endocare’s stockholders upon completion of the Merger and the Financing;

•	the ability of Galil’s current shareholders to significantly influence the combined company’s business after the completion of the Merger and the Financing;

•	the risk that the combined company may need additional financing, and be unable to raise such additional capital and that such additional capital, even if available, will be further dilutive to Endocare’s stockholders and may be at a lower valuation than reflected in the Merger and the Financing;

•	the restrictions that the Merger Agreement imposes on soliciting competing acquisition proposals;

•	the fact that Endocare would be obligated to pay the $900,000 termination fee to Galil, and reimbursement of its expenses up to $850,000, under certain specified circumstances;

•	the possibility that one or more participants in the Financing will default on its or their obligation to purchase shares of Endocare common stock pursuant to the Stock Purchase Agreement, which could prevent the Merger from closing;

•	the restrictions on the conduct of Endocare’s business prior to the completion of the Merger, which require Endocare to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, subject to specific additional restrictions;

•	the purchase price of the Endocare common stock under the Stock Purchase Agreement relative to the historical trading price of Endocare’s common stock;

•	the challenges and costs of integrating the administrative and other operations of the two companies, including operations outside of the United States, and the substantial expenses to be incurred in connection with the Merger, including the risks that delays or difficulties in completing the administrative integration, and such other expenses, could adversely affect the combined company’s operating results and preclude the achievement of some benefits anticipated from the Merger;

•	the possible volatility, at least in the short term, of the trading price of Endocare’s common stock resulting from the announcement and pendency of the Merger and the Financing;

•	the possible loss of key management or other personnel of Endocare;

•	the risk of diverting management’s attention from day-to-day operations to implement the Merger and the subsequent integration of the two companies;

•	the interests of Endocare’s executive officers and directors in the transactions contemplated by the Merger Agreement, as described in the section of this proxy statement/prospectus entitled “Interests of Endocare’s Directors and Executive Officers in the Merger;” and

•	various other applicable risks associated with the business and financial performance of Galil and the combined company and the Merger, including those described in the section of this proxy statement/prospectus entitled “Risk Factors.”

The foregoing discussion of the factors considered by Endocare’s board of directors is not intended to be exhaustive, but is believed to set forth the principal factors considered by Endocare’s board of directors. Endocare’s board of directors collectively reached the unanimous conclusion to approve the Merger with Galil in light of the various factors described above and other factors that each member of Endocare’s board of directors deemed relevant. In view of the wide variety of factors considered by the members of Endocare’s board of directors in connection with their evaluation of the Merger Agreement and the Stock Purchase Agreement and the complexity of these matters, Endocare’s board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Endocare’s board of directors made its decision based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Endocare’s board of directors unanimously determined that Proposals 1 and 2 are in the best interests of Endocare’s stockholders and unanimously approved the Merger Agreement and Financing. Endocare’s board of directors unanimously recommends that Endocare’s stockholders approve Proposals 1 and 2.

Opinion of Endocare’s Financial Advisor

Endocare has engaged Oppenheimer as its financial advisor in connection with the Merger. In connection with this engagement, Endocare’s board of directors requested that Oppenheimer evaluate the fairness, from a financial point of view, to Endocare of the 0.923077 aggregate exchange ratio provided for in the Merger Agreement. On November 10, 2008, Oppenheimer delivered a written opinion, dated November 10, 2008, to Endocare’s board of directors to the effect that, as of that date and based on and subject to the matters described in its opinion, the 0.923077 aggregate exchange ratio provided for in the Merger Agreement was fair, from a financial point of view, to Endocare.

The full text of Oppenheimer’s written opinion, dated November 10, 2008, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this proxy statement/prospectus as Annex E. Oppenheimer’s opinion was provided to Endocare’s board of directors in connection with its evaluation of the 0.923077 aggregate exchange ratio from a financial point of view and does not address any other aspect of the Merger or any related transaction. Oppenheimer’s opinion does not address the underlying business decision of Endocare to effect the Merger or any related transaction, the relative merits of the Merger or any related transaction as compared to any alternative business strategies that might exist for Endocare or the effect of any other transaction in which Endocare might engage and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the Merger or any related transaction. The summary of Oppenheimer’s opinion described below is qualified in its entirety by reference to the full text of its opinion.

In arriving at its opinion, Oppenheimer:

•	reviewed the Merger Agreement;

•	reviewed audited financial statements of Endocare and Galil for fiscal years ended December 31, 2005, December 31, 2006 and December 31, 2007 and unaudited financial statements of Endocare and Galil for the nine months ended September 30, 2008;

•	reviewed financial forecasts and estimates relating to Endocare and Galil for fiscal years ending 2008 through 2010 prepared by the managements of Endocare and Galil and estimates as to potential synergies and strategic benefits anticipated by the managements of Endocare and Galil to result from the Merger;

•	held discussions with the senior managements of Endocare and Galil with respect to the businesses and prospects of Endocare and Galil;

•	reviewed historical market prices of Endocare common stock;

•	reviewed and analyzed certain publicly available financial data for companies that Oppenheimer deemed relevant in evaluating Endocare and Galil;

•	reviewed and analyzed certain publicly available information for transactions that Oppenheimer deemed relevant in evaluating the Merger;

•	reviewed and analyzed the relative contributions of Endocare and Galil to selected operational metrics of the combined company using historical financial data of Endocare and Galil and financial forecasts and estimates relating to Endocare and Galil prepared by the managements of Endocare and Galil;

•	reviewed certain potential pro forma financial effects of the Merger on Endocare based on financial forecasts and estimates relating to Endocare and Galil prepared by the managements of Endocare and Galil and estimates as to potential synergies and strategic benefits anticipated by the managements of Endocare and Galil to result from the Merger;

•	reviewed other public information concerning Endocare; and

•	performed such other analyses, reviewed such other information and considered such other factors as Oppenheimer deemed appropriate.

In rendering its opinion, Oppenheimer relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with Oppenheimer by Endocare, Galil and their respective employees, representatives and affiliates or otherwise reviewed by Oppenheimer. Oppenheimer was advised that financial forecasts relating to Endocare and Galil beyond the fiscal year ending 2010 were not prepared by the managements of Endocare and Galil and, accordingly, Oppenheimer did not undertake an analysis of the future financial performance of Endocare and Galil beyond such period. With respect to the financial forecasts and estimates relating to Endocare and Galil utilized in Oppenheimer’s analyses (including estimates as to potential synergies and strategic benefits anticipated by the managements of Endocare and Galil to result from the Merger), Oppenheimer was advised and, at the direction of the managements of Endocare and Galil and with Endocare’s consent, assumed, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the managements of Endocare and Galil, as the case may be, as to the future financial condition and operating results of Endocare and Galil and such synergies and strategic benefits and that the financial results reflected in such forecasts and estimates (including estimates as to potential synergies and strategic benefits) would be achieved at the times and in the amounts projected. Oppenheimer relied, at Endocare’s direction, without independent verification or investigation, on the assessments of Endocare’s management as to (i) the existing and future products, technology and intellectual property of Endocare and Galil and the risks associated with such products, technology and intellectual property and (ii) Endocare’s ability to integrate the businesses of Endocare and Galil and to retain key customers and suppliers of Endocare and Galil. Oppenheimer assumed, with Endocare’s consent, that the Merger would qualify for federal income tax purposes as a reorganization under Section 368(a) of the Code. Oppenheimer also assumed, with Endocare’s consent, that the Merger and related transactions, including the Financing contemplated to be consummated concurrently with the Merger, would be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger or any related transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Endocare, Galil or the Merger (including the contemplated benefits to Endocare of the Merger). Oppenheimer neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Endocare or Galil.

Oppenheimer’s opinion relates to the relative values of Endocare and Galil. Oppenheimer did not express any opinion as to the underlying valuation, future performance or long-term viability of Endocare or Galil, the actual value of Endocare common stock when issued or the price at which Endocare common stock would trade at any time. Oppenheimer expressed no view as to, and its opinion did not address, any terms or other aspects or implications of the Merger (other than the 0.923077 aggregate exchange ratio to the extent expressly specified in its opinion) or any related transaction or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise, including, without limitation, the form or structure of the Merger or any terms or other aspects or implications of the financing contemplated to be consummated concurrently with the Merger. In addition, Oppenheimer expressed no view as to, and its opinion did not address, the fairness of the amount or nature of, or any other aspect relating to, the compensation to be received by any individual officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the 0.923077 aggregate exchange ratio. Oppenheimer also expressed no view as to, and its opinion did not address, the underlying business decision of Endocare to effect the Merger or any related transaction, the relative merits of the Merger or any related transaction as compared to any alternative business strategies that might exist for Endocare or the effect of any other transaction in which Endocare might engage. Oppenheimer’s opinion was necessarily based on the information available to it and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by Oppenheimer on the date of its opinion. The credit, financial and stock markets were experiencing unusual volatility as of the date of Oppenheimer’s opinion and Oppenheimer expressed no opinion or view as to the potential effects, if any, of such volatility on Endocare, Galil or the proposed Merger. Although subsequent developments may affect its opinion, Oppenheimer does not have any obligation to update, revise or reaffirm its opinion. Except as described above, Endocare imposed no other instructions or limitations on Oppenheimer with respect to the investigations made or the procedures followed by it in rendering its opinion.

This summary is not a complete description of Oppenheimer’s opinion or the financial analyses performed and factors considered by Oppenheimer in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Oppenheimer arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Oppenheimer believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Oppenheimer’s analyses and opinion.

In performing its analyses, Oppenheimer considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Endocare and Galil. No company or transaction used in the analyses is identical to Endocare, Galil or the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed.

The forecasts and estimates contained in Oppenheimer’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the forecasts and estimates used in, and the results derived from, Oppenheimer’s analyses are inherently subject to substantial uncertainty.

The type and amount of consideration payable in the Merger were determined through negotiation between Endocare and Galil, and the decision to enter into the transaction was solely that of Endocare’s board of directors. Oppenheimer’s opinion and financial analyses were only one of many factors considered by Endocare’s board of directors in its evaluation of the Merger and should not be viewed as determinative of the views of Endocare’s board of directors or management with respect to the Merger or the 0.923077 aggregate exchange ratio provided for in the Merger Agreement.

The following is a summary of the material financial analyses performed in connection with Oppenheimer’s opinion, dated November 10, 2008, to Endocare’s board of directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand Oppenheimer’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Oppenheimer’s financial analyses. In performing the financial analyses summarized below, Oppenheimer utilized estimated financial data of Galil and Endocare based on internal estimates of Galil’s management and Endocare’s management, respectively. In calculating implied equity values of Galil and Endocare, net cash was adjusted to exclude operating cash in the case of Galil and to exclude working capital-related debt and operating cash in the case of Endocare.

Selected Companies Analysis

Oppenheimer reviewed financial and stock market information of Endocare and the following 11 selected publicly held companies in the medical devices industry:

•	American Medical Systems Holdings, Inc.
•	ATS Medical, Inc.
•	Biosphere Medical, Inc.
•	Bovie Medical Corporation
•	Endologix, Inc.
•	HealthTronics, Inc.
•	LeMaitre Vascular, Inc.
•	SenoRx, Inc.
•	STAAR Surgical Company
•	Urologix, Inc.
•	Uroplasty, Inc.

Oppenheimer reviewed, among other things, enterprise values of the selected companies, calculated as market value based on closing stock prices on November 7, 2008, plus straight debt and preferred stock, out-of-the-money convertible securities and minority interests, less cash, cash equivalents and investments in unconsolidated affiliates, as a multiple of latest 12 months revenue and, to the extent publicly available, calendar years 2008 and 2009 estimated revenue. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available data. Based on implied equity reference ranges for Galil and Endocare, calculated by applying a range of selected multiples of latest 12 months revenue and calendar years 2008 and 2009 estimated revenue derived from the selected companies to corresponding data of Galil and Endocare, this analysis indicated the following implied aggregate exchange ratio reference ranges, as compared to the 0.923077 aggregate exchange ratio provided for in the Merger Agreement:

	Implied Aggregate	Merger Aggregate
Financial Metric	Exchange Ratio Reference Range	Exchange Ratio

LTM Revenue	0.604182x - 1.105926x
2008 Revenue	0.601057x - 1.100204x	0.923077x
2009 Revenue	0.621478x - 1.137584x

Selected Precedent Transactions Analyses

Oppenheimer reviewed certain publicly available information for selected transactions involving urology applications companies in the medical devices industry, given that both Galil and Endocare are primarily focused on developing urology applications, as well as selected transactions in the medical devices industry generally:

Selected Urology Transactions.  Oppenheimer reviewed the transaction values of the following five selected transactions involving urology application companies announced from November 20, 1997 through September 25, 2008, referred to as the selected urology transactions:

Announcement Date	Acquiror	Target

• 9/25/2008	• Medtronic, Inc.	• CryoCath Technologies Inc.
• 1/29/2007	• AngioDynamics, Inc.	• RITA Medical Systems Inc.
• 4/12/2002	• Medtronic, Inc.	• VidaMed, Inc.
• 9/1/1999	• INAMED Corporation	• Collagen Aesthetics, Inc.
• 11/20/1997	• Johnson & Johnson	• Gynecare, Inc.

Oppenheimer reviewed transaction values in the selected urology transactions, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, plus straight debt and preferred stock, out-of-the-money convertible securities and minority interests, less cash, cash equivalents and investments in unconsolidated affiliates, as a multiple, to the extent publicly available, of latest 12 months revenue. Financial data for the selected urology transactions were based on publicly available information at the time of announcement of the relevant transaction. Based on implied equity reference ranges for Galil and Endocare, calculated by applying a range of selected multiples of latest 12 months revenue derived from the selected urology transactions, excluding the multiple for the Medtronic, Inc./VidaMed, Inc. transaction as an outlier, to corresponding data of Galil and Endocare for the latest 12 months (as of September 30, 2008), this analysis indicated the following implied aggregate exchange ratio reference range, as compared to the 0.923077 aggregate exchange ratio provided for in the Merger Agreement:

Implied Aggregate	Merger Aggregate
Exchange Ratio Reference Range	Exchange Ratio

0.604182x - 1.105926x	0.923077x

Selected Medical Devices Transactions.  Oppenheimer also reviewed the transaction values of the following 12 selected transactions involving companies in the medical devices industry announced from January 19, 2006 through July 7, 2008, referred to as the selected medical devices transactions:

Announcement Date	Acquiror	Target

• 7/7/2008	• Thermage, Inc.	• Reliant Technologies, Inc.
• 11/13/2007	• Regeneration Technologies, Inc.	• Tutogen Medical, Inc.
• 10/30/2007	• Bracco Diagnostics, Inc.	• E-Z-EM, Inc.
• 10/09/2007	• Natus Medical Incorporated	• Excel Tech Ltd.
• 8/6/2007	• Inverness Medical Innovations, Inc.	• HemoSense, Inc.
• 7/22/2007	• ev3 Inc.	• FoxHollow Technologies, Inc.
• 6/4/2007	• Inverness Medical Innovations, Inc.	• Cholestech Corporation
• 2/12/2007	• Cytyc Corporation	• Adeza Biomedical Corporation
• 1/8/2007	• Advanced Medical Optics, Inc.	• IntraLase Corp.
• 6/20/2006	• GE Healthcare Ltd.	• Biacore International AB
• 6/5/2006	• American Medical Systems Holdings, Inc.	• Laserscope
• 1/19/2006	• Royal Philips Electronics	• Lifeline Systems, Inc.

Oppenheimer reviewed transaction values in the selected medical devices transactions as a multiple of latest 12 months revenue and, to the extent publicly available, one-year and two-year forward estimated revenue. Financial data for the selected medical devices transactions were based on publicly available information at the time of announcement of the relevant transaction. Based on implied equity reference ranges for Galil and Endocare, calculated by applying a range of selected multiples of latest 12 months revenue and one-year and two-year forward estimated revenue derived from the selected medical devices transactions to corresponding data of Galil and Endocare for the latest 12 months (as of September 30, 2008) and calendar years 2008 and 2009, this analysis indicated the following implied aggregate exchange ratio reference ranges, as compared to the 0.923077 aggregate exchange ratio provided for in the Merger Agreement:

	Implied Aggregate	Merger Aggregate
Financial Metric	Exchange Ratio Reference Range	Exchange Ratio

LTM Revenue	0.604182x - 1.105926x
2008 Revenue	0.601057x - 1.100204x	0.923077x
2009 Revenue	0.621478x - 1.137584x

Contribution Analysis

Oppenheimer reviewed the relative contributions of Endocare and Galil to various financial metrics, including the pro forma revenue and gross profit of the combined company for calendar year 2007, the latest 12 months (as of September 30, 2008) and calendar years 2008 through 2010. Oppenheimer then compared the implied equity ownership percentages of Galil’s shareholders in the combined company derived from the relative contributions of Endocare and Galil to such financial metrics to the pro forma equity ownership percentages of Galil’s shareholders in the combined company upon consummation of the Merger implied by the 0.923077 aggregate exchange ratio provided for in the Merger. This analysis indicated the following range of implied pro forma equity ownership percentages for Galil’s shareholders, as compared to the pro forma equity ownership percentage for Galil’s shareholders upon consummation of the Merger implied by the 0.923077 aggregate exchange ratio provided for in the Merger Agreement:

Galil Pro Forma Equity Ownership
Galil Implied Pro Forma Equity	Percentage Implied by Aggregate
Ownership Percentage Reference Range	Merger Exchange Ratio

44.8% - 48.6%	48.0%

Accretion/Dilution Analysis

Oppenheimer reviewed the potential pro forma effect of the Merger on Endocare’s calendar years 2008, 2009 and 2010 estimated earnings per share, referred to as EPS, taking into account the full impact in each calendar year observed of potential synergies for calendar year 2010 anticipated by the managements of Endocare and Galil to result from the Merger before giving effect to transaction costs and the number of shares of Endocare common stock to be issued in the financing contemplated to be consummated concurrently with the Merger. Based on the aggregate Merger exchange ratio and an assumed Merger closing date of January 1, 2008, this analysis indicated that the Merger could reduce Endocare’s calendar year 2008 estimated loss per share and could be accretive to Endocare’s calendar years 2009 and 2010 estimated EPS. Actual results may vary from projected results and the variations may be material.

Miscellaneous

Endocare has agreed to pay Oppenheimer for its financial advisory services in connection with the Merger an aggregate fee of $800,000, a portion of which was payable upon Oppenheimer’s engagement by Endocare, a portion of which was payable upon delivery of Oppenheimer’s opinion and a significant portion of which is contingent upon consummation of the Merger. Endocare also has agreed to reimburse Oppenheimer for its reasonable expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Oppenheimer and related parties against liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement. Oppenheimer is acting as placement agent in connection with the financing contemplated to be consummated concurrently with the Merger, for which Oppenheimer expects to receive compensation. In the ordinary course of business, Oppenheimer and its affiliates may actively trade securities of Endocare for Oppenheimer’s and its affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

The issuance of Oppenheimer’s opinion was approved by an authorized committee of Oppenheimer. Endocare selected Oppenheimer as its financial advisor based on Oppenheimer’s reputation and experience. Oppenheimer is an internationally recognized investment banking firm and, as a part of its investment banking business, is regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

Merger Consideration

At the effective time of the Merger, each outstanding ordinary share of Galil will be converted into the right to receive the number of shares of Endocare common stock equal to the product of (1) the sum of the number of shares of Endocare common stock outstanding and the number of shares of Endocare common stock subject to in-the-money options immediately prior to the effective time of the Merger and (2) the exchange ratio of 0.923077, divided by the total number of Galil ordinary shares outstanding and the number of ordinary shares of Galil subject to in-the-money options immediately prior to the effective time of the Merger. The exact conversion ratio cannot be calculated until immediately prior to the effective time of the Merger, but it is expected that approximately 33.0 ordinary shares of Galil will be converted into one share of Endocare common stock.

At the closing of the Merger, Endocare will deposit with Deutsche Bank National Trust Company, as escrow agent, a number of shares of Endocare common stock equal to 7.5% of the total number of shares of Endocare common stock comprising the aggregate Merger consideration rounded down to the nearest whole share, for the purpose of satisfying any indemnification obligations to Endocare and its affiliates arising under the Merger Agreement. Any portion of the shares remaining in escrow after payment of indemnification claims pursuant to the Merger Agreement, if any, will be released to Galil’s shareholders upon expiration of the escrow period, which is defined under the Merger Agreement as the period beginning on the closing date of the Merger and continuing through the due date (without regard to any extensions) of Endocare’s required filing with the SEC of its Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Each outstanding option to purchase Galil ordinary shares issued pursuant to the Galil 1997 Option Plan, the Galil 2000 Share Option Plan and the Galil 2003 Share Option Plan will be converted into an option to purchase, on the same terms and conditions as applied to the Galil share option, a number of shares of Endocare common stock (rounded up to the nearest whole share) equal to the number of shares of Endocare common stock that the holder of such Galil stock option would have been entitled to receive in the Merger had such holder exercised the option in full immediately prior to the Merger. The exercise price per share of Endocare common stock for these converted options will be equal to the former aggregate exercise price for Galil ordinary shares that otherwise could have been purchased under the Galil share option, divided by the number of shares of Endocare common stock for which such option will become exercisable (rounded down to the nearest whole cent). In addition, in the case of options intended to be treated as “incentive stock options” under the Code, the option price, the number of shares that could be purchased and the terms and conditions of exercise will be determined in order to comply with the applicable provisions of the Code.

Assuming ownership by Galil’s shareholders of the Escrow Shares, the shares of Endocare common stock issued to Galil’s shareholders in connection with the Merger are expected to represent approximately 48.0%, and Endocare’s existing stockholders will own approximately 52.0%, of the shares of Endocare’s common stock.

No certificate representing fractional shares of Endocare’s common stock will be issued in connection with the Merger. The aggregate number of shares which each holder of Galil shares is entitled to receive in the Merger will be rounded down to the nearest whole share and such shareholder shall not be entitled to any rights with respect to any fractional share or any cash in lieu thereof.

The Merger Agreement provides that, at the effective time of the Merger, Endocare will deposit with the exchange agent designated by Endocare and reasonably acceptable to Galil the shares of Endocare’s common stock issuable to Galil’s shareholders and any dividends or distributions to which holders of such stock certificates may be entitled. Endocare anticipates that Computershare, Endocare’s transfer agent, will act as exchange agent.

The Merger Agreement provides that, as soon as practicable after the effective time of the Merger, the exchange agent will mail to each record holder of Galil shares immediately prior to the effective time of the Merger a letter of transmittal and instructions for surrendering and exchanging the record holder’s Galil share certificates. Upon surrender of a Galil share certificate for exchange to the exchange agent, together with a duly signed letter of transmittal, and such other documents as the exchange agent may reasonably require, the holder of the Galil share certificate will be entitled to receive the following:

•	a certificate representing the number of whole shares of Endocare’s common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement; and

•	dividends or other distributions, if any, to which they are entitled under the terms of the Merger Agreement.

All Galil share certificates surrendered will be cancelled.

At the effective time of the Merger, all holders of certificates representing Galil shares that were outstanding immediately prior to the effective time of the Merger will cease to have any rights as shareholders of Galil. In addition, no transfer of Galil shares after the effective time of the Merger will be registered on the share transfer books of Galil.

If any Galil share certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Endocare or the exchange agent, the posting by such person of a bond in such reasonable amount as Endocare or the exchange agent may direct as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent shall issue in exchange for such lost, stolen or destroyed certificate the shares of Endocare’s common stock and any unpaid dividends and distributions on such shares of Endocare’s common stock.

Interests of Endocare’s Directors and Executive Officers in the Merger

In considering the recommendation of Endocare’s board of directors with respect to the proposals, Endocare’s stockholders should be aware that members of the board of directors and executive officers of Endocare may have interests in the Merger that may be different from, or in addition to, the interests of Endocare’s stockholders. Endocare’s directors were aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger, the Merger Agreement and the Merger, and to recommend that Endocare’s stockholders vote to approve the proposals.

Payments Upon a “Change in Control”

Upon a “Change in Control” for purposes of Section 409A of the Code, the following table lists the directors and executive officers of Endocare that are entitled to be issued shares of Endocare common stock pursuant to Endocare’s Employee Deferred Stock Unit Program and Endocare’s Non-Employee Director Deferred Stock Unit Program as of January 15, 2009:

		Number of Shares of
		Endocare Common Stock
		Issuable Upon a
		“Change of Control”
		for Purposes of 409A
Name	Position with Endocare	of the Code

John R. Daniels, M.D.	Director	44,226
David L. Goldsmith	Director	85,260
Eric S. Kentor	Director	58,854
Thomas R. Testman	Director	53,161
Terrence A. Noonan	Chairman, Interim Chief Executive Officer & Interim President	40,810
Michael R. Rodriguez	Senior Vice President, Finance and Chief Financial Officer	3,941 (1)
Clint B. Davis	Senior Vice President, Legal Affairs, General Counsel and Secretary	30,347 (2)

(1)	All 3,941 shares underlying Mr. Rodriguez’s Deferred Stock Units are scheduled to be issued pursuant to their terms on March 31, 2009.

(2)	16,356 shares underlying Mr. Davis’ Deferred Stock Units are scheduled to be issued pursuant to their terms on March 31, 2009.

Management of the Combined Company

All current Endocare officers, other than Terrence A. Noonan, Interim Chief Executive Officer and Interim President, will remain in their respective positions after the Merger. It is intended that Martin J. Emerson, the current President and Chief Executive Officer of Galil, will become the Chief Executive Officer and President of Endocare after the Merger. All current directors other than Dr. John R. Daniels will remain on the board of directors.

Interests of Galil’s Directors and Executive Officers in the Merger

Members of the board of directors and executive officers of Galil may have interests in the Merger that are different from, or are in addition to, the interests of Galil’s shareholders generally. These interests generally include, among other things, the assumption by Endocare of Galil’s share options in the Merger, the potential for such persons to occupy positions as officers or directors of the combined company, to collect director’s fees and other related equity and non-equity compensation, and to receive potential benefits under employment arrangements as a result of the Merger. The members of Galil’s board of directors were aware of these interests and considered them, among other matters, in approving the Merger Agreement and in determining to recommend that Galil’s shareholders vote to approve and adopt the Merger Agreement.

Board of Directors and Management of the Combined Company

Pursuant to the Merger Agreement, Endocare has agreed to appoint four current members of Galil’s board of directors to Endocare’s board of directors upon completion of the Merger. It is currently the parties’ intention that these individuals will be Martin J. Emerson, Richard B. Emmitt, Doron Birger and James E. Thomas. Each of these individuals voted, in their capacity as directors, to approve the adoption of the Merger Agreement and have recommended to the shareholders of Galil that they vote to approve the Merger Agreement and the Merger.

In addition, it is intended that Martin J. Emerson, who is the President and Chief Executive Officer of Galil, will become the Chief Executive Officer and President of Endocare upon closing of the Merger. Mr. Emerson participated in the negotiation and approval of the terms of the Merger on behalf of Galil.

Indemnification and Directors’ and Officers’ Insurance

Pursuant to the Merger Agreement, prior to the effective time of the Merger, Galil may purchase a “tail” policy under Galil’s existing directors’ and officers’ insurance policy which (i) has an effective term of seven years from the effective time of the Merger, (ii) covers those persons who are currently covered by Galil’s directors’ and officers’ insurance policy in effect as of November 10, 2008 for actions and omissions occurring on or prior to the effective time of the Merger, and (iii) contains terms and conditions that are no less favorable, in the aggregate, to the insured than those of Galil’s directors’ and officers’ insurance policy in effect as of November 10, 2008.

In addition, for a period of seven years following the effective time of the Merger, to the fullest extent permitted by applicable law, Endocare and Galil shall fulfill and honor in all respects the obligations of Galil to the current officers and directors of Galil or any of its subsidiaries and each other person who is or was a director or officer of Galil or any of its subsidiaries at or at any time prior to the effective time of the Merger, pursuant to all rights to any indemnification and exculpation from liabilities for acts or omissions contained in Galil’s charter documents or available under applicable law.

Stock Option Plans

As of [ • ], 2009, directors and officers of Galil held in the aggregate options to purchase approximately [ • ] ordinary shares of Galil. Under the terms of the Merger Agreement, these options will be converted into options to purchase approximately [ • ] shares of Endocare common stock as described above.

Financing

On November 10, 2008, concurrently with the execution of the Merger Agreement, Endocare and certain existing institutional accredited stockholders of Endocare and Galil, including certain directors and officers of Galil, entered into the Stock Purchase Agreement, relating to the sale by Endocare of 16,250,000 shares of Endocare common stock at a purchase price of $1.00 per share. Directors of Galil and their affiliates will purchase 13,050,000 shares in the Financing, representing approximately 33.33% of the outstanding common stock of Endocare immediately after consummation of the Merger and the Financing.

Composition of Endocare’s Board of Directors Following the Merger

The board of directors of Endocare following the Merger will be comprised of nine directors. Endocare has agreed to appoint four current members of Galil’s board of directors to the board of directors of Endocare upon completion of the Merger. It is currently the parties’ intention that these individuals will be Martin J. Emerson, Richard B. Emmitt, Doron Birger and James E. Thomas. Endocare has also agreed to appoint a current or former partner of Frazier Healthcare Ventures or the current or former chief executive officer of one of Frazier Healthcare Ventures’ portfolio companies to its board of directors upon consummation of the Merger. It is currently intended that this individual will be Daniel A. Pelak. As of December 31, 2008, Frazier Healthcare Ventures held 1,721,915 shares of Endocare common stock comprising 14.6% of the total number of shares of Endocare Common Stock outstanding as of that date. The remaining four directors will be members of Endocare’s current board of directors. Those individuals are currently expected to be Terrence A. Noonan, David L. Goldsmith, Eric S. Kentor and Thomas R. Testman. The parties have agreed that a member of Endocare’s pre-Merger board of directors will be Chairman of the post-Merger board of directors. It is the parties’ current intention that Terrence A. Noonan will be the Chairman of the board of directors after completion of the Merger.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the Merger after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived. The Merger will become effective upon the issuance of a certificate evidencing the Merger by the Companies Registrar of the State of Israel.

While we anticipate that consummation of the Merger will occur in the period from the late first quarter of 2009 to the end of the second quarter of 2009, neither Endocare nor Galil can predict the exact timing of the consummation of the Merger, if at all.

Government and Regulatory Matters

Endocare and Galil have each agreed to use their commercially reasonable efforts to do all things necessary under applicable laws to complete the Merger. These things include:

•	obtaining consents of all third parties and governmental authorities necessary or advisable to complete the Merger; and

•	contesting any legal action opposing or adverse to the Merger.

In the United States, Endocare must comply with applicable federal and state securities laws and, to the extent Endocare is to remain listed on the Nasdaq Capital Market, Nasdaq rules and regulations in connection with the issuance of shares of Endocare’s common stock in the Merger and the Financing, including the filing with the SEC and effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and obtaining stockholder approval of the issuance of the shares of Endocare common stock pursuant to the Merger Agreement and Stock Purchase Agreement in accordance with Nasdaq Marketplace Rule 4350(i)(1)(c)(ii).

Neither Endocare nor Galil is required to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the Merger. However, the FTC has opened a preliminary investigation into whether the proposed Merger violates Section 7 of the Clayton Act, as amended, 15 U.S.C. § 18, or Section 5 of the FTC Act, as amended, 15 U.S.C. § 48. The parties are cooperating fully with the FTC’s investigation and have provided the FTC with information and materials on a voluntary basis.

Israeli Governmental Approvals

Israeli Companies Law.  Under the Israeli Companies Law, Endocare and Galil can not complete the Merger without making certain filings and notifications to the Israeli Companies Registrar.

•	Merger Proposal. Once the board of directors of each merging company has approved the Merger, and within three days from the sending of the notice to such company’s shareholders regarding the approval of the Merger, each merging company is required to file with the Israeli Companies Registrar, jointly with the other merging company, a “Merger Proposal” setting forth specified details with respect to the merger. Such Merger Proposals were jointly filed with the Israeli Companies Registrar on December 15, 2008.

•	Notice to Creditors. In addition, each merging company is obliged to notify its creditors, if any, of the proposed Merger. Pursuant to the Israeli Companies Law, a copy of the Merger Proposal must be sent to the secured creditors of each merging company, “substantial creditors” (as such term is defined in the regulations promulgated under the Israeli Companies Law), if any, must be informed individually of the filing of the Merger Proposal with the Israeli Companies Registrar indicating where it can be reviewed, and all creditors must be informed of the Merger by publication in daily newspapers, including a United States daily newspaper (to the extent there are material creditors in the United States), and by making the Merger Proposal available for review. Creditors are then entitled to request copies of the merging companies’ financial statements, while material creditors are entitled to request any information that is directly necessary to evaluate whether the merged company will be able to meet its obligations. After sending these notices, the merging companies will notify the Israeli Companies Registrar of the sending of the notices to their creditors. Creditors are also entitled to apply to the appropriate court to request a delay or an order preventing the Merger. In addition, pursuant to the Israeli Companies Law, in case a merging company employs more than 50 employees it must provide a notice of the Merger to the workers’ union or post a copy of the publication placed in the newspapers in a prominent location in the workplace.

•	Shareholder Approval Notice. The Merger must be approved by the shareholders of each merging company. After shareholder approval, the companies will then file a shareholder approval notice with the Israeli Companies Registrar concerning the decision of the shareholders.

Assuming that the shareholders of each of the merging companies approve the Merger Agreement and the Merger and that all of these statutory procedures and requirements have been complied with, upon filing of the shareholder approval notice, and so long as 30 days have passed from the date of the special meetings of each of the merging companies and at least at least 50 days from the date of the filing of the Merger Proposals with the Israeli Companies Registrar has lapsed, the Companies Registrar will declare the Merger effective and issue the surviving company a certificate to that effect.

Office of the Chief Scientist.  The Israeli Research and Development Law imposes certain reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and non-Israeli interested parties to notify the OCS of any change in control of the recipient, or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new interested party to undertake to the OCS to comply with the Research and Development Law. The OCS is a part of Israel’s Ministry of Industry, Trade and Labor and provides research and development grants to high-tech companies, subject to an obligation to repay the grants by means of royalties on the sale of products funded by the grants. Until 2003, Galil received grants from the Office of the Chief Scientist, including the Magnet Division, for the financing of a portion of different development programs for its cryoablation products. Therefore, Endocare and Galil are required to notify the OCS of the proposed Merger. Galil sent a notice to the OCS in that respect on December 4, 2008. Endocare has agreed in writing to observe strictly all the requirements of the Israel Research and Development Law and the regulations, rules and procedures promulgated thereunder, as applied to Galil and as directed by the Israeli Research Committee, in particular those requirements relating to the prohibitions on the transfer of know-how and/or production rights and, as a shareholder of Galil, to make all reasonable efforts that Galil shall observe strictly all such requirements. Galil further confirmed to the OCS that after the completion of the Merger Galil will continue to exist as a subsidiary of Endocare, and accordingly, shall continue to hold its assets and carry out its business. On December 8, 2008 an approval of receipt of Galil’s notice to the OCS was obtained.

Israeli Investment Center in the Israeli Ministry of Industry and Commence.  To the extent that a company has received benefits from the Israeli Investment Center, its consent will also be required to the company’s acquisition by a non-Israeli shareholder. The Investment Center, which is also a part of Israel’s Ministry of Industry, Trade and Labor, provides various benefits to Israeli companies including grants to finance capital investments and tax benefits ranging from reduced rates of company tax to a full tax holiday for a fixed period, depending on a number of factors. Galil has also received tax benefits from the Investment Center, and therefore Endocare and Galil have agreed to seek the approval of the Investment Center to the Merger. Galil filed an application with the Investment Center in that respect on December 4, 2008. On January 13, 2009 the Investment Center granted its approval in principle for the Merger.

Israeli Securities Authority.  Endocare requires an exemption, pursuant to Section 15D of the Israeli Securities Law, 1968, from the requirement to publish a prospectus in respect of the assumption by Endocare of the Galil share options granted to employees of Galil. On December 11, 2008, the Israeli Securities Authority granted this exemption. In order to comply with the terms of the exemption, Endocare will be required to make copies of the relevant share option plans and related SEC filings available to Israeli employees of Galil, and, upon demand, to provide Hebrew translations of these documents. One of the conditions to the exemption is that the closing of the Merger occurs by March 31, 2009. If the closing of the Merger does not occur by such date, Endocare will have to apply again to the Israeli Securities Authority in that respect.

Israeli Restrictive Practices Law.  Under Israel’s Restrictive Trade Practices Law 1988, a Merger which meets certain conditions is subject to the approval of the Director of Restrictive Trade Practices. However, because Endocare does not conduct business in Israel, Endocare and Galil believe that the Merger will be exempt from the requirement to obtain the consent in connection with the Merger.

Endocare and Galil are not aware of any other regulatory approvals or actions that are required to effect the Merger. If any additional governmental approvals or actions are required, we intend to try to obtain them. We cannot assure you, however, that we will be able to obtain any required approvals or actions.

Appraisal Rights

Israeli law does not afford Galil’s shareholders any appraisal rights in connection with the Merger. Endocare’s stockholders are also not entitled to appraisal rights in connection with the Merger.

Material United States Federal Income Tax Consequences of the Merger

The following is a general discussion of the material United States federal income tax consequences of the Merger to the U.S. Holders (as defined below) of Galil ordinary shares, and to Endocare, Orange Acquisitions Ltd. and Galil. This discussion is based on the opinion of Gibson, Dunn & Crutcher LLP, counsel to Endocare. A U.S. Holder is defined as:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

•	an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of Galil shares, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors about the United States federal income tax consequences of participating in the Merger.

The discussion is based upon current provisions of the Code, existing regulations promulgated under the Code and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. No attempt has been made to comment on all United States federal income tax consequences of the Merger that may be relevant to particular holders, including holders that are subject to special tax rules, for example, dealers in securities, non-U.S. Holders, banks, mutual funds, insurance companies, financial services entities, tax-exempt entities, and holders who do not hold their shares as capital assets, who acquired their shares through stock option or stock purchase programs or otherwise as compensation, who are subject to alternative minimum tax, or who hold their shares as part of a hedge, straddle or other risk reduction transaction and persons who hold, directly, constructively or by attribution, 5% or more of either the total voting power or total value of the capital stock of Endocare immediately after the Merger, or 10% or more of the total voting power of the capital stock of Endocare at any time. U.S. Holders of Galil ordinary shares are advised to consult their own tax advisors regarding the United States federal income tax consequences of the Merger in light of their personal circumstances and the consequences under applicable state, local and foreign tax laws.

Endocare has received from its counsel, Gibson, Dunn & Crutcher LLP, an opinion to the effect that the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Gibson, Dunn & Crutcher LLP relied upon representations made by Galil, Endocare and Orange Acquisitions Ltd.

Assuming the Merger is treated as a reorganization within the meaning of Section 368(a) of the Code, no gain or loss will be recognized for United States federal income tax purposes by Endocare, Orange Acquisitions Ltd. or Galil as a result of the Merger. A U.S. Holder of Galil shares will not recognize gain or loss on the exchange of Galil shares for Endocare common stock pursuant to the Merger for United States federal income tax purposes. The aggregate tax basis of the Endocare common stock received by a U.S. Holder of Galil shares will be the same as the aggregate tax basis of the shares surrendered therefor. The holding period of the Endocare common stock will include the holding period of the Galil shares surrendered therefor, provided that the Galil shares are held as capital assets at the time of the Merger.

Notwithstanding the foregoing, if Galil is or has been a Passive Foreign Investment Company (“PFIC”) at any time since 1986, the exchange of Galil shares for Endocare common stock pursuant to the Merger may constitute a taxable transaction for United States federal income tax purposes. In general, under Section 1297 of the Code, a foreign corporation may be a PFIC if 75% or more of its gross income is passive or if at least 50% of its assets produce or are held for the production of passive income. Galil does not believe that it is or has been a PFIC for any tax year to date. Even if Galil is or has been a PFIC, certain exceptions under proposed Treasury regulations may exempt the exchange of Galil shares for Endocare common stock from taxation. U.S. Holders are urged to consult their tax advisors regarding the specific tax consequences if Galil is or was a PFIC.

Tax Implications of Holding Endocare Common Stock.  A U.S. Holder of Endocare common stock will be required to include in gross income as dividend income the amount of any distributions (including constructive distributions) paid on the Endocare common stock on the date such distribution is received to the extent such distributions are paid out of Endocare’s current or accumulated earnings and profits. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in the Endocare common stock and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of the Endocare common stock. In general, dividends paid on the Endocare common stock to a corporate U.S. Holder will qualify for the dividends-received deduction. The dividends-received deduction is subject to certain holding period, taxable income and other limitations.

Dividends received by a non-corporate U.S. Holder during taxable years beginning on or before December 31, 2010 will be taxed at a maximum rate of 15%, provided that the U.S. Holder held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other requirements are met. Dividends received by non-corporate U.S. Holders in taxable years beginning after December 31, 2010 will be subject to tax at ordinary income rates.

For United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other disposition of Endocare common stock in an amount equal to the difference between the United States dollar value of the amount realized on such sale, exchange or other disposition and such U.S. Holder’s basis in such shares. Any such gain or loss will be capital gain or loss and will be long-tem capital gain or loss if the stock is held for more than one year. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as United States source income or loss for United States foreign tax credit purposes.

U.S. HOLDERS OF GALIL ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM FROM THE MERGER AND FROM HOLDING ENDOCARE COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

Material Israeli Tax Consequences of the Merger

The following is a summary discussion of certain Israeli tax considerations in connection with the consummation of the Merger. The following summary is based upon the Israeli Income Tax Ordinance [New Version] 1961, as amended and other laws and regulations, all as in effect as of the date hereof. No assurance can be given that future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all aspects of Israeli tax consequences which may apply to particular holders of Galil ordinary shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below. Holders of Galil ordinary shares should consult their own tax advisors as to the Israeli tax consequences applicable to them of the Merger.

Sale of Galil Shares.  In general, under the Israeli Income Tax Ordinance [New Version], 1961 and the rules and regulations promulgated thereunder (the “Tax Ordinance”), the disposition of shares of an Israeli company is generally deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of Galil shares in the Merger is generally 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the twelve-month period preceding such disposition (i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in Galil) the tax rate will be 25%. Companies are subject to a 25% tax rate on capital gains derived from the disposition of Galil shares. However the foregoing tax rates will not apply to dealers in securities. In addition, for shareholders who acquired their Galil shares prior to January 1, 2003, the aforementioned tax rates will apply only to a proportionate part of the gain, in accordance with the holding periods of the Galil shares, before and after January 1, 2003, on a linear basis. Accordingly, the proportionate part of the gain corresponding to the holding period of the Galil shares after January 1, 2003 and until their disposition will be subject to the above tax rates, while the proportionate part of the gain corresponding to the holding period of the Galil shares prior to January 1, 2003 will be subject to the applicable marginal tax rate (currently up to 47% and expected to be reduced to up to 46% for the 2009 tax year) for Galil shareholders who are individuals, or the corporate tax rate (currently 27% and expected to be reduced to 26% for the 2009 tax year) for Galil shareholders which are companies.

As mentioned above, certain capital gains tax exemptions provided under the Tax Ordinance or certain reduced tax rates on capital gains tax provided under applicable double taxation prevention treaties to which Israel is party may provide relief for certain Galil shareholders from Israeli capital gains tax on any gain derived by such shareholders on the disposition of Galil shares in the Merger. Galil shareholders should consult their tax advisors regarding the tax consequences of the Merger to them and the applicability of any such tax exemption or tax relief.

Israeli Withholding Tax.  In some instances where Galil shareholders may be liable for Israeli tax on the disposition of their Galil shares, the payment of the Merger consideration may be subject to the deduction of Israeli tax at source.

Endocare and Galil have agreed that Galil will file with the Israeli tax authority, or ITA, one or more applications for the receipt of one or more tax rulings that (A) provide for a full exemption from withholding requirements as a result of a deferral of Israeli income tax pursuant to Section 104H of the Tax Ordinance, or (B) to the extent that the exemption mentioned above does not apply, that either: (x) exempts Endocare from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, or clarifies that no such obligation exists; or (y) clearly instructs Endocare how and when such withholding at source is to be performed, and the rate or rates of withholding to be applied. Notwithstanding the above, no withholding or a reduced rate of withholding, as applicable, under Israeli tax law will be made from any consideration payable under the Merger Agreement to a Galil shareholder to the extent that such Galil shareholder has provided Endocare, prior to the time such payment is made, with an appropriate unequivocal exemption from withholding of Israeli tax issued by the ITA confirming that no withholding of Israeli tax is required with respect to the particular Galil shareholder in question.

In addition, Endocare and Galil have agreed that Galil will file with the ITA one or more applications for the receipt of one or more tax rulings, if applicable, that provide that payments out of the indemnity escrow fund shall not be subject to Israeli tax until actually received by the persons entitled thereto, subject to the terms and periods set forth in such ruling.

Receipt of these tax rulings is a condition to close the Merger. The parties are obligated under the Merger Agreement to cooperate with one another in obtaining these tax rulings.

Shares Issued as Compensation for Employment or Service.  Shareholders who received or acquired their Galil shares under one or more of Galil’s incentive plans, or otherwise as compensation for employment or services provided to Galil or any of its affiliates, may be subject to different tax rates. Because individual circumstances may differ, any such holders of Galil shares should consult their own tax advisors as to the Israeli tax consequences applicable to them.

Endocare and Galil have agreed that Galil will file with the ITA one or more applications for the receipt of one or more tax rulings that will confirm that the assumption of Galil share options (whether vested or unvested) under the Merger Agreement will not result in a requirement for an immediate Israeli tax payment and that the statutory trust period under Section 102 of the Tax Ordinance for any Galil share options that are assumed by Endocare will continue uninterrupted from the original date of grant of such Galil share options and will not recommence as a result of the the Merger; which ruling may be subject to customary conditions regularly associated with such a ruling. In the event that such pre-ruling from the ITA is not obtained prior to the closing of the Merger, the payment at the closing of the Merger of the consideration to such holders of options shall be subject to deduction of Israeli tax at the source, at the rate set under applicable law, unless the ITA provides for an extension of time with respect to the obligation to deduct or withhold Israeli tax at source from such consideration in order to allow for the receipt of this tax ruling after closing of the Merger. An application in that respect was filed by Galil with the ITA on December 17, 2008.

Anticipated Accounting Treatment

Upon consummation of the Merger and the concurrent Financing and attributing ownership to Galil’s shareholders of the Escrow Shares, existing Endocare stockholders will own approximately 38.5% of Endocare’s outstanding shares of common stock and the shareholders of Galil will own approximately 61.5% of Endocare’s outstanding shares of common stock. As a result, the Merger will be accounted for as a reverse acquisition and equity recapitalization in accordance with U.S. generally accepted accounting principles.

For accounting purposes, Galil is considered to be acquiring Endocare in this transaction by issuing stock for the net assets of Endocare. The combined entity’s results of operations prior to completion of the Merger will be those of Galil. The assets and liabilities and results of operations of Endocare will be consolidated into the results of operations of Galil as of the effective time of the Merger. The net assets of Endocare, including intangible assets and goodwill (if any) will be stated at their fair value determined at the acquisition date based upon a valuation to be completed at that time.

THE MERGER AGREEMENT

The following summary describes certain material provisions of the Merger Agreement entered into by Endocare, Merger Sub and Galil, a copy of which is attached as Annex A hereto and incorporated herein by reference. This summary may not contain all of the information about the Merger Agreement that is important to Endocare stockholders or Galil shareholders, and Endocare stockholders and Galil shareholders are encouraged to read the Merger Agreement carefully and in its entirety. The legal rights and obligations of the parties are governed by the specific language of the Merger Agreement and not this summary.

The Merger

The Merger Agreement provides for the merger of Merger Sub with and into Galil. As a result of the Merger, Merger Sub will cease to exist and Galil will continue as the corporation surviving the Merger (the “Surviving Company”). After the Merger, the Surviving Company will be a wholly owned subsidiary of Endocare and the former Galil shareholders will not have any equity ownership interest in the Surviving Company.

Closing and Effectiveness of the Merger

The closing of the Merger (the “Closing”) is expected to take place on the third business day following the satisfaction or, to the extent permitted under the Merger Agreement and by applicable law, waiver of all conditions to the obligations of the parties set forth in the Merger Agreement and described below (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, subject to such satisfaction or waiver thereof) (see “Conditions to Completion of the Merger” below), or on such other date as Endocare and Galil mutually agree in writing. The day on which the Closing takes place is referred to as the “Closing Date.”

Merger Sub and Galil are required to deliver to the Registrar of Companies of the State of Israel (the “Israeli Companies Registrar”) a notice of the contemplated Merger and the proposed Closing Date on which the Israeli Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with the Israeli Companies Law (the “Merger Certificate”) after notice that the Closing has occurred is served to the Israeli Companies Registrar. The Merger will become effective only upon issuance of the Merger Certificate by the Israeli Companies Registrar (the “Effective Time”).

Merger Consideration

At the Effective Time, each outstanding ordinary share of Galil will be converted into the right to receive the number of shares of Endocare common stock equal to the product of (1) the sum of the number of shares of Endocare common stock outstanding and the number of shares of Endocare common stock subject to in-the-money options immediately prior to the effective time of the Merger and (2) the exchange ratio of 0.923077, divided by the total number of Galil ordinary shares outstanding and the number of ordinary shares of Galil subject to in-the-money options immediately prior to the Effective Time (the “Merger Consideration”). The exact conversion ratio cannot be calculated until immediately prior to the Effective Time, but it is expected that approximately 33.0 ordinary shares of Galil will be converted into one share of Endocare common stock. All of the shares of Galil preferred stock will be converted to ordinary shares immediately prior to the Effective Time pursuant to the Galil Pre-Closing Shareholders Agreement described below.

Fractional Shares

No fractional shares of Endocare’s common stock will be issued in connection with the Merger. The aggregate number of shares which each holder of Galil shares is entitled to receive in the Merger will be rounded down to the nearest whole share and such shareholder will not be entitled to any rights with respect to any fractional share or any cash in lieu thereof.

Galil Share Options

At the Effective Time, unless otherwise agreed by Endocare and any affected Galil share option holder, each outstanding option to purchase Galil ordinary shares issued pursuant to the Galil 1997 Option Plan, the Galil

2000 Share Option Plan and the Galil 2003 Share Option Plan (whether vested or unvested) will be converted into an option to purchase, on the same terms and conditions as such Galil share option, a number of shares of Endocare common stock equal to the number of shares of Endocare common stock (rounded up to the nearest whole share) that the holder of such Galil share option would have been entitled to receive in the Merger had such holder exercised such Galil share option immediately prior to the Effective Time, at an exercise price per share of Endocare common stock (rounded down to the nearest whole cent) equal to (x) the aggregate existing exercise price for Galil shares purchasable pursuant to such Galil share option divided by (y) the number of shares of Endocare common stock for which Galil share option will become exerciseable.

Endocare is obligated under the Merger Agreement to take all corporate action necessary to reserve for issuance a sufficient number of shares of Endocare common stock for delivery upon exercise of Galil share options assumed pursuant to the Merger Agreement. As soon as practicable after the Effective Time, Endocare has agreed that if no registration statement is in effect covering the shares of Endocare common stock issuable upon exercise of Galil share options under the Merger Agreement, it will file a registration statement on Form S-8 with respect to the shares of Endocare common stock issuable upon exercise of such Galil share options to the extent registrable on Form S-8 and has further agreed to maintain the effectiveness of such registration statement for so long as such Galil share options remain outstanding.

At or prior to the Effective Time, Galil has agreed, to the extent necessary, to cause to be effected, in a manner reasonably satisfactory to Endocare, amendments to Galil’s share incentive plans and any other documents governing Galil share options to give effect to the provisions of the Merger Agreement affecting such Galil share options.

Exchange Fund

The Merger Agreement provides that, at the Effective Time, Endocare will deposit with the exchange agent the shares of Endocare’s common stock issuable to Galil’s shareholders and any dividends or other distributions to which holders of such stock certificates may be entitled. It is currently contemplated that the exchange agent will be Computershare, Endocare’s transfer agent.

Exchange of Galil Stock Certificates for the Merger Consideration

The Merger Agreement provides that, as soon as practicable after the Effective Time, the exchange agent will mail to each record holder of Galil ordinary shares immediately prior to the Effective Time a letter of transmittal and instructions for surrendering and exchanging the record holder’s Galil share certificates. Upon surrender of a Galil share certificate for exchange to the exchange agent, together with a duly signed letter of transmittal, and such other documents as the exchange agent may reasonably require, the holder of the Galil share certificate will be entitled to receive the following:

•	a certificate representing the number of shares of Endocare’s common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement; and

•	dividends or other distributions, if any, to which they are entitled under the terms of the Merger Agreement.

All Galil share certificates surrendered will be cancelled.

At the Effective Time, all holders of certificates representing Galil shares that were outstanding immediately prior to the Effective Time will cease to have any rights as shareholders of Galil. In addition, no transfer of Galil shares after the Effective Time will be registered on the share transfer books of Galil.

If any Galil share certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Endocare or the exchange agent, the posting by such person of a bond in such reasonable amount as Endocare or the exchange agent may direct as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed certificate, and delivery of the other documents required by the Merger Agreement, the shares of Endocare’s common stock and any unpaid dividends and distributions on such shares of Endocare’s common stock.

Escrow Deposits

At the Closing, Endocare will deposit with Deutsche Bank National Trust Company, as escrow agent, a number of shares of Endocare common stock equal to 7.5% of the total number of shares of Endocare common stock comprising the aggregate Merger Consideration rounded down to the nearest whole share (the “Indemnity Escrow Fund”), for the purpose of satisfying any indemnification obligations arising under the Merger Agreement (see “Survival; Indemnification” below).

Shareholder Representative

Pursuant to the Merger Agreement, Galil’s shareholders must maintain a representative at all times for purposes of taking certain actions and giving certain consents on behalf of the Galil shareholders, as specified in the Merger Agreement (the “Shareholder Representative”). Pursuant to the Major Shareholders Agreement, the shareholder parties appointed Thomas, McNerney Representative, LLC, as the initial Shareholder Representative, and immediately upon the approval of the Merger Agreement by the requisite vote or written consent of Galil’s shareholders, each other Galil shareholder will be deemed to have consented to such appointment.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties. These include representations and warranties of Galil with respect to, among other things: organization and qualification; authority; capitalization; equity interests; financial statements; absence of undisclosed liabilities; absence of certain changes or events; compliance with laws; permits; litigation; benefit plans; labor and employment matters; title, sufficiency and condition of assets; real property; intellectual property; tax matters; environmental matters; material contracts; customers and suppliers; warranties; accounts receivable; accounts payable; grants, incentives and subsidies; affiliate interests and transactions; health care regulatory compliance; insurance; and brokers. The Merger Agreement also contains customary representations and warranties of Endocare and Merger Sub, including among other things: organization and qualification; authority; application of anti-takeover protections; capitalization; SEC reports; financial statements; absence of undisclosed liabilities; absence of certain changes or events; litigation; compliance with applicable law; intellectual property; health care regulatory compliance; tax matters; material contracts; customers and suppliers; affiliate interests and transactions; and brokers’ fees. The representations and warranties of Endocare and Merger Sub contained in the Merger Agreement expire with and are terminated and extinguished upon, the Effective Time. The representations and warranties of Galil contained in the Merger Agreement survive for the escrow period.

The representations, warranties and covenants made by Endocare and Merger Sub in the Merger Agreement are qualified by information contained in a disclosure schedule delivered to Galil in connection with the execution of the Merger Agreement, or Endocare’s SEC reports filed prior to the date thereof. The representations, warranties and covenants made by Galil in the Merger Agreement are qualified by information contained in a disclosure schedule delivered to Endocare and Merger Sub in connection with the execution of the Merger Agreement. Endocare stockholders and Galil shareholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Endocare or Galil or any of their respective affiliates.

Covenants Relating to the Conduct of Business of Endocare and Galil

Covenants Relating to the Conduct of Galil’s Business

Between November 10, 2008, the date of execution of the Merger Agreement (the “Execution Date”), and the Closing Date, unless Endocare otherwise consents in writing (which consent may not be unreasonably withheld, conditioned or delayed), Galil has agreed that its business and the business of its subsidiaries will be conducted materially in the ordinary course of business consistent with past practice; and Galil will, and will cause each of its subsidiaries to, preserve substantially intact the business organization, use commercially reasonable efforts to preserve substantially intact its assets and the assets of its subsidiaries, and to keep available the services of its current officers and key employees and consultants and to preserve its current relationships with customers, suppliers and other persons with which Galil or any of its subsidiaries has significant business relations. Galil has also agreed not to undertake certain other actions during the period between the Execution Date and the Closing Date, without the prior written consent of Endocare (which consent may not be unreasonably withheld, conditioned or delayed), including the following:

•	except for an amendment to the articles of association of Galil in the form previously agreed to among Endocare and Galil, amend or otherwise change its memorandum of association, articles of association, certificate of incorporation or bylaws or equivalent organizational documents;

•	issue, sell, pledge, dispose of or otherwise subject to any encumbrance (i) any shares of Galil or any of its subsidiaries, or any options, warrants, convertible securities or other rights to acquire any such shares, or any other ownership interest in Galil or any of its subsidiaries, other than the issuance of Galil ordinary shares upon (A) exercise of Galil share options outstanding on the Execution Date, pursuant to the terms thereof, and (B) conversion of Galil preferred shares outstanding on the date of the Merger Agreement, pursuant to the articles of association of Galil, or (ii) any properties or assets of Galil or any of its subsidiaries, other than sales or transfers of inventory in the ordinary course of business consistent with past practice;

•	declare, set aside, make or pay any dividend or other distribution, or make any other payment on or with respect to any of its outstanding shares, except for dividends by any direct or indirect wholly owned subsidiary of Galil to Galil;

•	acquire any entity or division thereof or any material assets not in the ordinary course of business consistent with past practice, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract;

•	adopt or recommend a plan of complete or partial liquidation, dissolution, merger (except for the Merger), consolidation, restructuring, recapitalization or other reorganization of Galil or any of its subsidiaries, or otherwise alter Galil’s or a subsidiary’s corporate structure;

•	incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any entity, or make any loans or advances, except (i) borrowings, guarantees, endorsements or advances in the ordinary course of business consistent with past practice, provided that any increase in an existing credit line or other existing indebtedness greater than $2,500,000 will be deemed not in the ordinary course of business, and (ii) any additional financing in an amount up to $3,000,000 (less any increase in any existing credit line or other existing indebtedness on or after the Execution Date pursuant to clause (i)), provided that (x) Galil will consult with Endocare on the terms of any such financing, and such financing will be subject to customary terms for such financings, (y) except to the extent such terms are contingent upon termination of the Merger Agreement, such borrowed funds may not be convertible into or exchangeable for any equity securities of Galil or its subsidiaries and will have no prepayment penalties, and (z) any such additional financing under this clause (ii) that is provided by existing Galil shareholders or their affiliates will be repaid out of the proceeds of the Financing;

•	amend, waive, modify or consent to the termination of any material contract, or any of its rights thereunder, or enter into any contract that would be a material contract, except in the ordinary course of business consistent with past practice;

•	authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $100,000 or capital expenditures that are, in the aggregate, in excess of $250,000 for Galil and its subsidiaries taken as a whole;

•	enter into (i) any lease of real property or any renewals thereof, or (ii) any lease of personal property involving a term of more than one year or rental obligation exceeding $100,000 per year in any single case or in excess of $250,000 in the aggregate;

•	increase the compensation payable or to become payable or the benefits provided to its directors, officers, employees or consultants, except (i) for normal merit and cost-of-living increases consistent with past practice in salaries or wages of employees of Galil or any of its subsidiaries who are not directors or officers of Galil or any of its subsidiaries, (ii) in accordance with the terms of the agreements with such directors, officers, employees or consultants existing on the Execution Date, or (iii) for any benefit package disclosed to Endocare as of the Execution Date;

•	grant any severance or termination payment (except for payments in accordance with agreements existing on the Execution Date, and statutory payments required by Israeli law) to, or pay, loan or advance any amount to, any director, officer, employee or consultant of Galil or any of its subsidiaries, or establish, adopt, enter into or amend any employee benefit or incentive plan (except where required by the terms of an existing employee benefit plan or by applicable law) or enter into any other plan for the benefit of the employees, directors or service providers of Galil or its subsidiaries;

•	make any change in any method of accounting or accounting practice or policy, except as required by GAAP;

•	pay, discharge or satisfy any claim or other liability, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against on Galil’s balance sheet or subsequently incurred in the ordinary course of business consistent with past practice;

•	commence or settle any legal action, or cancel, compromise, waive or release any right or claim other than in the ordinary course of business consistent with past practice;

•	permit the lapse of any material right relating to intellectual property used in the business of Galil or any of its subsidiaries;

•	take any action, or intentionally fail to take any action, that is reasonably likely to result in any representation or warranty made by Galil in the Merger Agreement, the Escrow Agreement, the voting agreements entered into in connection with the Merger Agreement or the Major Shareholders Agreement (collectively, the “Ancillary Agreements”) to be untrue or result in a breach of any covenant made by Galil in the Merger Agreement or any Ancillary Agreement, or that has or would reasonably be expected to have a Material Adverse Effect (as such term is defined below and in the Merger Agreement) on Galil, except, in every case, as may be required by applicable law;

•	except for approval of the Merger by Galil’s shareholders, the approval of the amendment to Galil’s articles of association as contemplated in the Merger Agreement (for which Galil has received irrevocable proxies sufficient for such approval), take any action requiring the approval of Galil’s shareholders representing at least a majority of the holders of Galil ordinary shares, Preferred A-1 Shares or Preferred A-2 Shares; or

•	announce an intention, enter into any formal or informal agreement, or otherwise make a contract to do any of the foregoing.

Covenants Relating to the Conduct of Endocare’s Business

Between the Execution Date and the Closing Date, unless Galil otherwise consents in writing (which consent may not be unreasonably withheld, conditioned or delayed), Endocare has agreed that its business and the business of its subsidiaries will be conducted materially in the ordinary course of business consistent with past practice; and Endocare will, and will cause each of its subsidiaries to, preserve substantially intact the business organization, use commercially reasonable efforts to preserve substantially intact its assets and the assets of its subsidiaries, and to keep available the services of its current officers and key employees and consultants and to preserve its current relationships with customers, suppliers and other persons with which Endocare or any of its subsidiaries has significant business relations. Endocare has also agreed not to undertake certain other actions during the period between the Execution Date and the Closing Date, without the prior written consent of Galil (which consent may not be unreasonably withheld, conditioned or delayed), including the following:

•	amend its certificate of incorporation or bylaws, except that Endocare may amend its certificate of incorporation to provide for a reverse stock split of the Endocare common stock, provided that Endocare consult with Galil on the terms of any such amendment, which terms must be reasonably satisfactory to Galil;

•	issue, sell, pledge, dispose of or otherwise subject to any encumbrance (i) any shares of Endocare capital stock, or any options, warrants, convertible securities or other rights to acquire any such shares, or any other ownership interest in Endocare, other than the issuance of Endocare common stock upon exercise of Endocare stock options outstanding on the Execution Date, pursuant to the terms thereof, or (ii) any properties or assets of Endocare, other than sales or transfers of inventory in the ordinary course of business consistent with past practice;

•	acquire any entity or division thereof or any assets not in the ordinary course of business consistent with past practice, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract;

•	adopt or recommend a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Endocare, or otherwise alter Endocare’s corporate structure;

•	incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person or entity, or make any loans or advances, except borrowings, guarantees, endorsements or advances in the ordinary course of business consistent with past practice, provided that any increase in an existing credit line or other existing indebtedness greater than $2,500,000 will be deemed not in the ordinary course of business;

•	amend, waive, modify or consent to the termination of any Endocare Material Contract (as such term is defined in the Merger Agreement), or any of its rights thereunder, or enter into any contract that would be a Endocare Material Contract (as such term is defined in the Merger Agreement), except in the ordinary course of business consistent with past practice;

•	authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $100,000 or capital expenditures that are, in the aggregate, in excess of $250,000;

•	enter into (i) any lease of real property or any renewals thereof, or (ii) any lease of personal property involving a term of more than one year or rental obligation exceeding $100,000 per year in any single case or in excess of $250,000 in the aggregate;

•	increase the compensation payable or to become payable or the benefits provided to its directors, officers, employees or consultants, except for normal merit and cost-of-living increases consistent with past practice in salaries or wages of employees of Endocare who are not directors or officers of Endocare, or grant any severance or termination payment (except in accordance with agreements of Endocare existing on the Execution Date) to, or pay, loan or advance any amount to, any director, officer, employee or consultant of Endocare, or establish, adopt, enter into or amend any existing benefit plan or enter into any other plan for the benefit of the employees, directors or service providers of Endocare;

•	make any change in any method of accounting or accounting practice or policy, except as required by GAAP;

•	pay, discharge or satisfy any claim or other liability, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against on Endocare’s balance sheet or subsequently incurred in the ordinary course of business consistent with past practice;

•	commence or settle any legal action, or cancel, compromise, waive or release any right or claim other than in the ordinary course of business consistent with past practice;

•	take any action, or intentionally fail to take any action, that is reasonably likely to result in any representation or warranty made by Endocare or Merger Sub in the Merger Agreement or any Ancillary Agreement to be untrue or result in a breach of any covenant made by Endocare or Merger Sub in the Merger Agreement or any Ancillary Agreement, or that has or would reasonably be expected to have a Material Adverse Effect (as such term is defined below and in the Merger Agreement) on Endocare, except, in every case, as may be required by applicable law;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, or make any other payment on or with respect to any of its capital stock;

•	take any action requiring the approval of Endocare’s stockholders representing at least a majority of the shares of Endocare common stock; or

•	announce an intention, enter into any formal or informal agreement, or otherwise make a contract to do any of the foregoing.

Form S-4 and Proxy Statement/Prospectus

Pursuant to the Merger Agreement, Endocare has agreed to use its commercially reasonable efforts to cause this proxy/prospectus to be mailed to the holders of Endocare common stock and Galil has agreed to use commercially reasonable efforts to cause this proxy statement/prospectus to be mailed to its shareholders, in each case, as promptly as practicable after the Form S-4 is declared effective under the Securities Act. If, at any time prior to the Effective Time, any information relating to Endocare or Galil, or any of their respective affiliates, or their respective officers or directors, is discovered by Endocare or Galil, as applicable, and such information should be set forth in an amendment or supplement to the Form S-4 or this proxy statement/prospectus so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party discovering such information has agreed to promptly notify the other party and, to the extent required by law, an appropriate amendment or supplement describing such information will be promptly filed with the SEC and disseminated to Endocare’s stockholders and Galil’s shareholders.

Endocare Stockholder Approval

Pursuant to the Merger Agreement, Endocare is obligated to take all lawful action to call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable, but in no event later than 40 days after the date the Form S-4 is declared effective by the SEC, to consider and vote for the approval pursuant to the Merger Agreement of the issuance of shares of Endocare common stock in connection with the Merger and the other Transactions. Subject to its rights under the Merger Agreement to change its recommendation under certain circumstances (see “Exclusivity” below), the board of directors of Endocare has agreed to recommend such approval and to take all lawful action, consistent with its fiduciary duties, to solicit the approval of Endocare’s stockholders in favor of the issuance of shares of Endocare common stock in the Merger and the Financing.

Galil Shareholder Approval

Galil has agreed to take, in accordance with applicable law and its charter documents, all action necessary to convene a general meeting of its shareholders and separate meetings of the holders of each class or series of company shares as promptly as practicable, but in no event later than 40 days after the date the Form S-4 is declared effective by the SEC, to consider and vote for the approval of the Merger Agreement, the Merger and the transactions contemplated thereby. The board of directors of Galil has agreed to recommend such approval subject to the notice requirements of the Israeli Companies Law and the rules and regulations promulgated thereunder and under Galil’s charter documents.

Covenants Related to Compliance with Israeli Law

Merger Proposal

Pursuant to the Merger Agreement, each of Galil and Merger Sub is required to file with the Israeli Companies Registrar, jointly with the other merging company, a “Merger Proposal” setting forth specified details with respect to the Merger. Each of Galil and Merger Sub have agreed to cause a copy of its Merger Proposal to be delivered to its secured creditors, if any, no later than three days after the date on which such Merger Proposal is delivered to the Israeli Companies Registrar and to promptly inform its respective non-secured creditors, if any, of such Merger Proposal and its contents in accordance with the Israeli Companies Law.

Israeli Tax Rulings

Under the Merger Agreement, Galil is obligated to cause its Israeli counsel or Israeli consultants to prepare and file with the Israeli tax authority one or more applications, or, in the case of applications that have previously been filed, to continue to use its best efforts to diligently pursue in good faith the receipt from the Israeli tax authority of one or more rulings:

•	providing for a full exemption to Endocare, the exchange agent, the Surviving Company and its or their agents from withholding requirements as a result of a deferral of Israeli income tax; or to the extent that such payers are not fully exempt from withholding, that either:

•	exempts Endocare, the exchange agent, the Surviving Company and its or their agents from any obligation to withhold Israeli taxes at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, or clarifies that no such obligation exists, or

•	clearly instructs Endocare, the exchange agent, the Surviving Company and their agents how and when such withholding at source is to be performed, and in particular, with respect to the classes or categories of former holders of Galil shares from which Israeli tax is to be withheld (if any), and the rate or rates of withholding to be applied;

•	are in form and substance reasonably satisfactory to Endocare and Galil, confirming that the assumption of Galil options (whether vested or unvested) will not result in a requirement for an immediate Israeli tax payment and that the statutory trust period under the Israeli Tax Ordinance for any Galil options that are assumed by Endocare will continue uninterrupted from the original date of grant of such option and will not recommence as a result of the the Merger and the other Transactions; and

•	if applicable, provides that payments out of the Indemnity Escrow Fund shall not be subject to Israeli tax until actually received by the persons entitled such payments under the Merger Agreement, subject to the terms and periods set forth in such ruling.

Endocare has agreed to reasonably cooperate with Galil and its Israeli counsel, consultants, representatives and other advisors with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli tax rulings described above.

Israeli Securities Exemption

Pursuant to the Merger Agreement, Endocare has agreed to cause its Israeli counsel to prepare and file with the Israeli Securities Authority an application for an exemption from the requirements of the Israeli Securities Law concerning the publication of a prospectus in respect of the conversion of Galil options into options to purchase Endocare common stock in accordance with the provisions of the Merger Agreement. Galil has agreed to cooperate with all reasonable requests of Endocare in connection with the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli securities exemption. On December 11, 2008, the Israeli Securities Authority granted this exemption. In order to comply with the terms of the exemption, Endocare will be required to make copies of the relevant share option plans and related SEC filings available to Israeli employees of Galil, and, upon demand, to provide Hebrew translations of these documents. One of the conditions to the exemption is that the closing of the Merger occurs by March 31, 2009. If the Closing of the Merger does not occur by such date, Endocare will have to apply again to the Israeli Securities Authority for an exemption.

Exclusivity; Change of Recommendation

Except as described in this section, until the earlier of (i) the termination of the Merger Agreement, and (ii) the Effective Time, Endocare and Galil have each agreed that they will not, nor will either of them authorize or permit any of their subsidiaries or any of their respective affiliates or representatives to directly or indirectly:

•	solicit, initiate, encourage or take any other action designed to facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined below and in the Merger Agreement), including without limitation (A) approving any transaction under Section 203 of the Delaware General Corporation Law or any similar Israeli laws, (B) approving any person or entity becoming an “interested stockholder” under Section 203 of the Delaware General Corporation Law or any similar Israeli laws, and (C) amending or granting any waiver or release under any standstill or similar agreement with respect to any of Endocare’s capital stock or Galil’s share capital, respectively; or

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any person or entity any information with respect to, assist or participate in any effort or attempt by any person or entity with respect to, or otherwise cooperate in any way with, any Acquisition Proposal.

Notwithstanding the foregoing, if at any time prior to approval by Endocare’s stockholders of the issuance of shares of Endocare common stock in the Merger, Endocare receives a written Acquisition Proposal from any person or “group” (as defined in Section 13(d) of the Exchange Act) that did not result from the breach by Endocare of its obligations under the Merger Agreement, (i) Endocare may contact such person or group to clarify the terms and conditions thereof and (ii) if the board of directors of Endocare, or any committee thereof, determines in good faith, after consultation with outside legal counsel and a nationally recognized financial advisor, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as such term is defined below and in the Merger Agreement), then Endocare and its representatives may, (A) furnish information with respect to Endocare to the person or group making such Acquisition Proposal and its representatives pursuant to a customary confidentiality agreement, and (B) participate in discussions or negotiations with such person or group and its representatives regarding any Superior Proposal.

Pursuant to the Merger Agreement and notwithstanding the foregoing, neither the board of directors of Endocare, nor the board of directors of Galil, nor any committee thereof is permitted to:

•	except in certain circumstances as described below, withdraw or modify, or publicly (or in a manner designed to become public) propose to withdraw or modify, in a manner adverse to the other party, its approval or recommendation with respect to the Merger and the other transactions contemplated by the Merger Agreement;

•	cause or permit Endocare or Galil, as applicable, to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement constituting or relating to any Acquisition Proposal (other than, with respect to Endocare, a confidentiality agreement under the circumstances described above); or

•	adopt, approve or recommend, or propose to adopt, approve or recommend, any Acquisition Proposal.

Notwithstanding the foregoing, pursuant to the Merger Agreement, the board of directors of Endocare may withdraw or modify its recommendation with respect to the Merger and the other transactions contemplated by the Merger Agreement if the board of directors determines in good faith after consultation with outside counsel that its fiduciary obligations require it to do so, but only at a time that is prior to approval of the Endocare stockholders of the shares to be issued in the Merger and the Financing and after two business days following receipt by Galil of written notice advising it that the board of directors of Endocare desires to withdraw or modify the recommendation and, if such withdrawal is due to the existence of an Acquisition Proposal, specifying the material terms and conditions of such Acquisition Proposal and identifying the person or entity making such Acquisition Proposal. However, Endocare has agreed that it will not enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement constituting or relating to any Acquisition Proposal (other than a confidentiality agreement under the circumstances described above); or adopt, approve or recommend, or propose to adopt, approve or recommend, any Acquisition Proposal. Endocare and its board of directors are, however, permitted to take and disclose to Endocare’s stockholders a position contemplated by Rule 14d-9 and 14e-2(a) under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) and are further permitted to make any other disclosure to stockholders required by law with regard to an Acquisition Proposal, including by virtue of the board of directors’ fiduciary duties.

Each party has agreed to immediately advise the other party orally, with written confirmation to follow promptly (and in any event within 24 hours), of any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal, or of any inquiry with respect to, or that could reasonably be expected to lead to, any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal or inquiry and the identity of the person or entity making the Acquisition Proposal or inquiry. Endocare has agreed not to provide any information to or participate in discussions or negotiations with a person or entity making a Superior Proposal until after it has first notified Galil of such Acquisition Proposal as required by the preceding sentence. Under the terms of the Merger Agreement, Galil is not permitted to provide any information to or participate in discussions or negotiations with any such person or entity under any circumstances.

Contemporaneously with providing any information to a third party in connection with any Superior Proposal or inquiry, Endocare is required under the Merger Agreement to furnish a copy of such information to Galil.

Each of Endocare and Galil have agreed to immediately cease all discussions and negotiations regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.

For purposes of this summary and pursuant to the terms of the Merger Agreement, “Acquisition Proposal” means any offer or proposal or related offers or proposals for, or any indication of interest in, any of the following (other than the Merger) by any person or entity or “group” (as defined in Section 13(d) of the Exchange Act): (i) any direct or indirect acquisition or purchase of (A) 5% or more of Galil’s share capital or the share capital or capital stock of any of its subsidiaries or (B) 15% or more of Endocare’s capital stock, (ii) any acquisition, license or purchase of assets (other than inventory to be sold in the ordinary course of business consistent with past practice) of Endocare, or Galil or any of its subsidiaries, (iii) any merger, consolidation or other business combination relating to Endocare, or Galil or any of its subsidiaries or (iv) any other transaction that would inhibit, or materially interfere with or delay the consummation of the Transactions contemplated in the Merger Agreement and the Ancillary Agreements.

For purposes of this summary and pursuant to the terms of the Merger Agreement, “Superior Proposal” means, with respect to Endocare, any unsolicited, bona fide written Acquisition Proposal on terms that the board of directors of Endocare determines in its good faith judgment to be (A) materially more favorable to Endocare’s stockholders than the Merger and the other Transactions, taking into account all the terms and conditions of such proposal (including any written counterproposal by Galil to amend the terms of the Merger Agreement in response to such Acquisition Proposal or otherwise) and after consultation with outside legal counsel and a nationally recognized financial advisor, and (B) reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, however, that no Acquisition Proposal will be deemed to be a Superior Proposal if any financing required to consummate the Acquisition Proposal is not fully and irrevocably committed.

Director and Officer Indemnification

Pursuant to the Merger Agreement, prior to the Effective Time, Galil may purchase a “tail” policy under Galil’s existing directors’ and officers’ insurance policy which (i) has an effective term of seven years from the Effective Time, (ii) covers those individuals who were covered by Galil’s directors’ and officers’ insurance policy in effect as of the Execution Date for actions and omissions occurring on or prior to the Effective Time, and (iii) contains terms and conditions that are no less favorable, in the aggregate, to the insured than those of Galil’s directors’ and officers’ insurance policy in effect as of the Execution Date. For a period of seven years from the Closing Date, Endocare has agreed to use its commercially reasonable efforts to cause the Surviving Company to maintain such tail policy, provided that no additional amounts will be payable by the Surviving Company thereunder.

During the period commencing as of the Effective Time and ending on the seventh anniversary of the Effective Time, to the fullest extent permitted by applicable law, Endocare has agreed to cause the Surviving Company to fulfill and honor in all respects the obligations of Galil and its subsidiaries to the officers and directors of Galil as of the Execution Date, any of its subsidiaries and each other person who is or was a director or officer of Galil or any of its subsidiaries at or at any time prior to the Effective Time, pursuant to all rights to any indemnification and exculpation from liabilities for acts or omissions contained in Galil’s charter documents (as in effect on the Execution Date) or available under applicable law.

Conditions to the Completion of the Merger

General Conditions to the Completion of the Merger

The respective obligations of Galil, Endocare and Merger Sub to complete the Merger under the Merger Agreement are subject to the satisfaction of the following conditions:

•	No governmental authority is in the process of (i) investigating or (ii) conducting proceedings regarding the Merger Agreement, the Ancillary Agreements or the transactions contemplated by the Merger Agreement which make it reasonably possible, in Endocare’s and/or Galil’s reasonable determination, that as a result of such investigation or proceedings, an order, including but not limited to any injunction, will be issued, promulgated, enforced or entered by a governmental authority that would enjoin, materially restrain or condition, or make illegal or otherwise prohibit the consummation of the Merger and the other transactions.

•	No governmental authority has enacted, issued, promulgated, enforced or entered any law or order that is then in effect and that enjoins, materially restrains or conditions, or makes illegal or otherwise prohibits the consummation of the Merger and the other transactions contemplated by the Merger Agreement or the Ancillary Agreements.

•	All the governmental authority and other third party consents required by the Merger Agreement have been obtained or the applicable waiting periods have expired or been terminated.

•	At least 50 days have elapsed after the filing of the Merger Proposals with the Israeli Companies Registrar and at least 30 days have elapsed after receipt of approval of the Merger by Galil’s shareholders and the approval of the Merger by the sole shareholder of Merger Sub.

•	No prospectus is, in Endocare’s reasonable judgment, required to be filed in Israel for the issuance of shares of Endocare common stock in connection with the Merger, the Financing and the other transactions contemplated by the Merger Agreement.

•	The approval of the Merger by Galil’s shareholders and the approval by Endocare’s stockholders of the issuance of shares of Endocare common stock in the Merger and the Financing have been obtained in accordance with applicable law and the charter documents of Galil and Endocare respectively.

•	The Form S-4 has become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

•	The Merger Certificate has been issued by the Israeli Companies Registrar.

•	No action has been commenced or threatened by or before any governmental authority that the board of directors of Endocare or the board of directors of Galil determines in good faith, after consultation with outside legal counsel, is reasonably likely to (i) require divestiture or license of any material assets of Endocare as a result of the transactions contemplated by the Merger Agreement or the divestiture or license of any material assets of the Surviving Company or any of their respective subsidiaries, (ii) prohibit or impose material limitations on Endocare’s ownership or operation of all or a material portion of its or the Surviving Company’s business or assets (or those of any of their subsidiaries) or (iii) impose material limitations on the ability of Endocare or any of its subsidiaries, or render Endocare or any of its subsidiaries unable effectively to control the business, assets or operations of the Surviving Company or its subsidiaries in any material respect.

•	The Israeli tax ruling and the other Israeli approvals described above must have been received.

•	The Financing, in all material respects consistent with the Stock Purchase Agreement, will close concurrent with the Closing of the Merger.

Conditions to the Obligations of Galil to Consummate the Merger

The obligations of Galil to consummate the transactions contemplated by the Merger Agreement are subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Galil in its sole discretion:

•	Each of the representations and warranties of Endocare and Merger Sub set forth in the Merger Agreement qualified as to materiality or Material Adverse Effect must be true and correct, and those not so qualified must each be true and correct in all material respects, as of the Execution Date and as of the Closing Date (without giving effect to any amendment or supplement to the Endocare disclosure schedule after the Execution Date, other than as permitted by the Merger Agreement), except to the extent such representations and warranties speak as of an earlier date, in which case such representation or warranty must be true and correct as of such earlier date;

•	Endocare and Merger Sub have performed, in all material respects, all obligations and agreements and complied with all covenants and conditions required by the Merger Agreement or any Ancillary Agreement to be performed or complied with by it prior to or at the Closing;

•	each of the Ancillary Agreements has been duly authorized, executed and delivered by each of the other parties thereto (other than Galil), and Galil has received an executed counterpart of each of the Ancillary Agreements, signed by each party thereto (other than Galil), including a counterpart of the Escrow Agreement signed by the Escrow Agent;

•	Galil has received an opinion of counsel to Endocare in the form agreed upon by Endocare and Galil and attached as an exhibit to the Merger Agreement;

•	Galil has received an opinion from its tax counsel to the effect that (i) the Merger qualifies as a reorganization under Section 368(a)(2)(E) of the Code, and (ii) no material gain or loss will be recognized by Endocare or Galil as a result of the Merger;

•	no change, event or development or prospective change, event or development has occurred that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Change (as such term is defined below and in the Merger Agreement) on Endocare; and

•	Galil has received copies of the letters of resignation from the applicable directors of Endocare effective as of the Closing, and the directors that are the current directors of Galil that Endocare has agreed to appoint to the board of directors of Endocare have been duly appointed to the board of directors of Endocare effective as of the Closing.

Conditions to the Obligations of Endocare to Consummate the Merger

The obligations of Endocare and Merger Sub to consummate the transactions contemplated by the Merger Agreement are subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Endocare in its sole discretion:

•	Each of the representations and warranties of Galil set forth in the Merger Agreement qualified as to materiality or Material Adverse Effect (as such term is defined below and in the Merger Agreement) must be true and correct, and those not so qualified must each be true and correct in all material respects, as of the Execution Date and as of the Closing Date (without giving effect to any amendment or supplement to the Galil confidential disclosure schedule after the Execution Date, other than as permitted by the Merger Agreement), except to the extent such representations and warranties speak as of an earlier date, in which case such representation or warranty must be true and correct as of such earlier date;

•	Galil has performed, in all material respects, all obligations and agreements and complied with all covenants and conditions required by the Merger Agreement or any Ancillary Agreement to be performed or complied with by it prior to or at the Closing;

•	each of the Ancillary Agreements has been duly authorized, executed and delivered by each of the other parties thereto, other than Endocare and Merger Sub, and Endocare has received an executed counterpart of each of the Ancillary Agreements, signed by each party thereto, other than Endocare or Merger Sub, including a counterpart of the Escrow Agreement signed by the Escrow Agent;

•	Endocare has received an opinion of counsel to Galil in the form agreed upon by Endocare and Galil and attached as an exhibit to the Merger Agreement;

•	Endocare has received an opinion from its tax counsel to the effect that (i) the Merger qualifies as a reorganization under Section 368(a)(2)(E) of the Code, and (ii) no material gain or loss will be recognized by Endocare or Galil as a result of the Merger;

•	Endocare has received letters of resignation from the directors of Galil and each of its subsidiaries; and

•	no change, event or development or prospective change, event or development has occurred that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Change on Galil.

Definitions of “Material Adverse Effect” and “Material Adverse Change”

For purposes of this summary and pursuant to the terms of the Merger Agreement, “Material Adverse Effect” means with respect to any person or entity, one or more events, occurrences, conditions or circumstances (whether or not covered by insurance) which, individually or in the aggregate, result in a material adverse effect on or change in (i) the business, operations, assets, liabilities, condition (financial or otherwise), prospects, or results of operations of such person or entity, taken as a whole with its subsidiaries, or (ii) the ability of such person or entity (and, in the case of Galil, including its shareholders) to timely (A) perform his, her or its material obligations under the Merger Agreement or any Ancillary Agreement, or (B) consummate the transactions contemplated in the Merger Agreement and the Ancillary Agreements.

For purposes of this summary and pursuant to the terms of the Merger Agreement, “Material Adverse Change” means with respect to any person or entity, any change, event, occurrence, condition or circumstance (whether or not covered by insurance) which, individually or in the aggregate, results in a Material Adverse Effect, in each case other than to the extent caused by, arising out of or attributable to any of the following: (i) changes or proposed changes in law or accounting standards or interpretations thereof applicable to such person or entity, (ii) changes in global, national or regional economic or political conditions (including acts of war (whether or not declared), armed hostilities, sabotage, military actions or the escalation thereof (whether underway on the Execution Date or thereafter commenced), and terrorism) or in general financial, credit, business, or securities market conditions, including changes in interest rates or the availability of credit financing; (iii) changes generally applicable in the industries in which such person or entity operates, (iv) any failure of such person or entity to meet internal or analysts’ estimates, projections or forecasts of revenues, earnings or other financial or business metrics (it being understood that the cause of any such failure may be taken into consideration when determining whether a Material Adverse Change has occurred or would be reasonably likely to occur); (v) a decline in the market price, or a change in the trading volume, of the capital stock or share capital of such person or entity (it being understood that the cause of any such decline or change may be taken into consideration when determining whether a Material Adverse Change has occurred or would be reasonably likely to occur); provided, in the case of clauses (i) and (ii), that such conditions or changes do not have a materially disproportionate impact on such person or entity and its subsidiaries, taken as a whole, relative to other participants in the industries in which such person or entity operates.

Survival; Indemnification

Survival of Representations and Warranties and Covenants

Pursuant to the Merger Agreement, the representations and warranties of Galil made in the Merger Agreement survive for the period beginning on the Closing Date through the due date (without regard to any extensions) of Endocare’s required filing with the SEC of its Annual Report on Form 10-K for the fiscal year ended December 31, 2009. The representations and warranties of Endocare made in the Merger Agreement will not survive the Closing.

Pursuant to the terms of the Merger Agreement, the covenants and agreements of the parties contained in the Merger Agreement will survive the Closing indefinitely, except as expressly provided otherwise in the Merger Agreement.

Indemnification and Other Rights

Pursuant to the terms of the Merger Agreement, if the Closing occurs, to the extent and solely out of the Indemnity Escrow Fund, Endocare and its affiliates (including the Surviving Company following the Closing), each of their respective officers, directors, employees, stockholders, agents, representatives, and each of their respective successors and assigns (the “Endocare Indemnified Parties”) will be indemnified and held harmless, reimbursed and made whole from and against any losses or other liability (including reasonable legal and expert fees and expenses incurred in investigation or defense (including any appeal) of any of the same, or in asserting, preserving or enforcing its rights hereunder) actually incurred, accrued or claims suffered by any such indemnified party (collectively “Damages”) to the extent arising from or in connection with any of the following:

•	any breach or inaccuracy of any representation or warranty of Galil contained in the Merger Agreement or in any Ancillary Agreement (without giving effect to any supplement to the Galil disclosure schedule after the Execution Date);

•	any breach of any covenant of Galil prior to the Closing contained in the Merger Agreement; and

•	any and all taxes of Galil and its subsidiaries with respect to (x) taxable periods ending on or before the Closing Date or (y) any taxable period that commences before and ends after the Closing Date to the extent attributable to the period prior to Closing as determined pursuant to the Merger Agreement, and (B) reasonable costs and expenses incurred by the Surviving Company in connection with compliance matters relating to taxes for which Endocare is entitled to indemnification under the Merger Agreement, including costs and expenses relating to disputes with taxing authorities.

Any payments made out of the Indemnity Escrow Fund pursuant to the Merger Agreement will be treated for all purposes as an adjustment to the Merger Consideration.

Other Limitations

The Endocare Indemnified Parties may not recover any Damages pursuant to the indemnification procedures of the Merger Agreement, unless and until collectively they have incurred, accrued or suffered Damages in excess of $250,000 in the aggregate (the “Basket Amount”), after which, such Endocare Indemnified Parties are entitled to recover all such Damages, including Damages in the Basket Amount. Notwithstanding the foregoing, the Endocare Indemnified Parties are entitled to recover for, and the Basket Amount does not apply as a threshold to, any and all claims or payments made with respect to any Damages incurred for taxes as set forth above, or any Damages incurred as a result of fraud by any Galil shareholder.

Value Used for Indemnity

For purposes of determining the number of shares of Endocare common stock payable to Endocare for any Damages arising from an indemnification claim made by Endocare, the per share value of Endocare common stock held in the Indemnity Escrow Fund will be based on the then current price of shares of Endocare common stock.

Sole and Exclusive Remedy if the Closing Occurs

Should the Closing occur, the sole and exclusive remedies of Endocare and Merger Sub with respect to claims under or otherwise relating to the Merger Agreement, will be limited to the indemnification rights set forth in the Merger Agreement. Should the Closing occur, the sole and exclusive remedies of Galil’s shareholders with respect to claims under or otherwise relating to the Merger Agreement and any Ancillary Agreements will be the remedies afforded to such shareholders by the securities laws applicable to each such Galil shareholder by virtue of their receipt of shares of Endocare common stock in the Merger.

If the Closing does not occur, the sole and exclusive remedy of the parties will be as set forth below in the section entitled “Termination Fees and Expenses,” and the indemnification provision described above will be inapplicable.

Termination of the Merger Agreement

Termination by Endocare or Galil

The Merger Agreement may be terminated at any time before the Effective Time:

•	by mutual written consent of Endocare and Galil;

•	by either Endocare or Galil, subject to certain conditions, if either:

•	an order permanently restraining, enjoining or otherwise prohibiting the Merger has been entered and becomes nonappealable; or

•	if the Merger is not completed by June 30, 2009 (the “Termination Date”).

Termination by Endocare

Under the Merger Agreement, Endocare may terminate the Merger Agreement if:

•	any of the conditions to obligations of both parties or of Endocare to consummate the Merger have become incapable of fulfillment;

•	there has been a material breach of any representation, warranty, covenant or agreement of Galil contained in the Merger Agreement that is not curable or, if curable, is not cured prior to the earlier of (i) 30 days after written notice of such breach is given by Endocare to Galil, and (ii) the Termination Date;

•	the board of directors of Galil has failed to give its recommendation to the approval of the Merger and the other transactions in connection with the meeting of Galil’s shareholders to approve the Merger or has withdrawn or modified its recommendation of the Merger and the other transactions contemplated by the Merger Agreement;

•	after the receipt by Galil of an Acquisition Proposal, Endocare requests in writing that the board of directors of Galil reconfirm its recommendation of the Merger and the other transactions and the board of directors of Galil fails to do so within five business days after its receipt of Endocare’s request;

•	the board of directors of Galil, or any committee thereof, has approved or recommended to the Galil shareholders an Acquisition Proposal;

•	a tender offer or exchange offer for outstanding shares of Galil is commenced (other than by Endocare or an affiliate of Endocare), and the board of directors of Galil (or any committee thereof) recommends that its shareholders tender their shares in such tender or exchange offer or, within 10 business days after the commencement of such tender offer or exchange offer, the board of directors of Galil fails to recommend against acceptance of such offer; provided, however, the board of directors of Galil will be permitted to disclose any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act and such a communication will not result in a right of Endocare to terminate the Merger Agreement;

•	Galil has breached its obligations with respect to exclusivity or its obligation to hold the Company Shareholders’ Meetings in accordance with the provisions of the Merger Agreement in order to consider and vote for the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement;

•	In the event that Galil has not increased the unrestricted cash balance of Galil and its subsidiaries, taken together, to $1,000,000 or more within ten business days after written notice of such failure is given by Galil to Endocare; or

•	Ten days after the written notice described below is provided, if on such tenth day, the condition to Closing of the Merger that the Financing will occur concurrently with the Closing of the Merger remains unsatisfied because a purchaser under the Stock Purchase Agreement that is an existing shareholder of Galil is in default and no other purchasers have agreed to purchase the shares in the Financing of the purchaser in default, and:

•	all of the general conditions to the obligations of Endocare and Galil to consummate the Merger and all of the conditions to Endocare’s obligations to consummate the Merger (except for such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date and except the condition that the closing of the Financing will occur concurrently with the Closing of the Merger) have been satisfied or waived;

•	the purchasers under the Stock Purchase Agreement that are existing stockholders of Endocare are prepared to immediately purchase their respective shares issuable in the Financing;

•	Endocare provides written notice to Galil stating its belief that the terms of the two foregoing clauses have been satisfied, and

•	one or more of the purchasers under the Stock Purchase Agreement that are existing Galil shareholders has breached, expressed an intention to breach, or has failed to affirm that it or they will not breach, its or their obligations to purchase the shares allocated to them under the Stock Purchase Agreement on the Closing Date.

Termination by Galil

Galil may terminate the Merger Agreement if:

•	any of the conditions to obligations of both parties or of Galil to consummate the Merger have become incapable of fulfillment;

•	there has been a material breach by Endocare or Merger Sub of any representation, warranty, covenant or agreement of Endocare or Merger Sub contained in the Merger Agreement that is not curable or, if curable, is not cured prior to the earlier of (i) 30 days after written notice of such breach is given by Galil to Endocare and (ii) the Termination Date;

•	the board of directors of Endocare has failed to give in the proxy statement/prospectus its recommendation to the approval pursuant to the Merger Agreement of the issuance of shares of Endocare common stock in connection with the Merger and the transactions contemplated by the Merger Agreement or has withdrawn or modified such recommendation;

•	after the receipt by Endocare of an Acquisition Proposal, Galil requests in writing that the board of directors of Endocare reconfirm its recommendation of the approval pursuant to the Merger Agreement of the issuance of shares of Endocare common stock in connection with the Merger and the transactions contemplated by the Merger Agreement and the board of directors of Endocare fails to do so within five business days after its receipt of Galil’s request;

•	the board of directors of Endocare, or any committee thereof, has approved or recommended to Endocare’s stockholders an Acquisition Proposal;

•	a tender offer or exchange offer for outstanding shares of Endocare common stock is commenced (other than by Galil or an affiliate of Galil), and the board of directors of Endocare (or any committee thereof) recommends that Endocare’s stockholders tender their shares in such tender or exchange offer or, within 10 business days after the commencement of such tender offer or exchange offer, the board of directors of Endocare fails to recommend against acceptance of such offer, provided, however, that the board of directors of Endocare will be permitted to disclose any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act and such disclosure will not result in a right of Galil to terminate under this provision;

•	Endocare has breached its obligations with respect to exclusivity or its obligation to call a meeting of its stockholders in order to obtain the requisite stockholder approval necessary to complete the Merger and the Financing;

•	In the event that Endocare has not increased the unrestricted cash balance of Endocare and its subsidiaries, taken together, to $1,000,000 or more within ten business days after written notice of such failure is given by Endocare to Galil; or

•	Ten days after the written notice described below is provided, if on such tenth day, the condition to Closing of the Merger that the Financing will occur concurrently with the Closing of the Merger remains unsatisfied because a purchaser under the Stock Purchase Agreement that is an existing stockholder of Endocare is in default and no other purchasers have agreed to purchase the shares in the Financing of the purchaser in default, and:

•	all of the general conditions to the obligations of Endocare and Galil to consummate the Merger and all of the conditions to Galil’s obligations to consummate the Merger (except for such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date and except the condition that the closing of the Financing will occur concurrently with the Closing of the Merger) have been satisfied or waived;

•	the purchasers under the Stock Purchase Agreement that are shareholders of Galil are prepared to immediately purchase their respective shares issuable in the Financing;

•	Galil provides written notice to Endocare stating its belief that the terms of the two foregoing clauses have been satisfied; and

•	one or more of the purchasers under the Stock Purchase Agreement that is an existing Endocare stockholder has breached, expressed an intention to breach, or has failed to affirm that it or they will not breach, its or their obligations to purchase the shares allocated to them under the Stock Purchase Agreement on the Closing Date.

Termination Fees and Expenses

Except as set forth below, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring the same.

The Merger Agreement provides for the payment of a termination fee of $900,000 by each of Endocare and Galil (in such circumstance, the “defaulting party”) to the other party, in the event of:

•	a willful breach of the defaulting party or a change of recommendation by the board of directors of the defaulting party;

•	a breach of the defaulting party’s covenant to call the meeting of such party’s shareholders in order to obtain the requisite shareholder approval necessary to complete the Merger and Financing or a breach of the non-solicit covenants of the defaulting party; or

•	if a shareholder of the defaulting party defaults on its obligation to purchase shares of Endocare common stock in the Financing.

In each case where a defaulting party is obligated to pay a termination fee, such party is also obligated to reimburse the other party for the other party’s expenses related to the transaction in an amount not to exceed $850,000. In addition, in the event of a material breach not covered by the foregoing, in connection with termination of the Merger Agreement, the breaching party is required to reimburse the other party for its expenses related to the transaction in an amount not to exceed $850,000.

Effect of Termination

If the Merger Agreement is terminated, all obligations of the parties under the Merger Agreement will terminate, without any liability on the part of any party to the Merger Agreement to any person or entity in respect of the Merger Agreement or the transactions contemplated by the Merger Agreement other than the fees and expenses described above, if any. Furthermore, no party will have any claim against another (and no person or entity will have any rights against such party), whether under contract, tort or otherwise, except that certain sections of the Merger Agreement related to confidentiality and termination, the Confidentiality Agreement and any Ancillary Agreement entered into prior to termination of the Merger Agreement with respect to any breaches occurring prior to any termination of the Merger Agreement, will survive. None of the parties may seek specific performance or monetary damages in connection with termination except as set forth above.

Specific Performance

Each party to the Merger Agreement is entitled to specific performance of the terms of the Merger Agreement or other equitable relief, in addition to any other remedy to which such party is entitled at law or in equity. After termination of the Merger Agreement the parties are only entitled to specific performance and injunctive relief with respect to those provisions that expressly survive termination, as described above. In no event is Endocare or Galil entitled to require the other to bring any action against any purchaser to the Financing Agreement, in such capacity.

Amendment

The Merger Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective boards of directors at any time prior to the Closing Date (notwithstanding any approval by the stockholders of Endocare or the shareholders of Galil). However, the parties have agreed that after the approval of the Endocare’s stockholders and Galil’s shareholders has been obtained, no amendment may be made which pursuant to applicable law would require further approval by such stockholders or shareholders without such further approval.

The Merger Agreement is not intended to provide any other factual information about Endocare or Galil. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of a specific date, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by disclosure schedules made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Endocare, Galil or Orange Acquisitions, Ltd. or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Endocare’s public disclosures.

AGREEMENTS RELATED TO THE MERGER

Galil Voting Agreements

Concurrent with and as a condition to Endocare’s entering into the Merger Agreement, on November 10, 2008, shareholders of Galil affiliated with Thomas McNerney & Partners, The Vertical Group, Elron Electronics Industries Ltd., Investor Growth Capital, Discount Investment Corporation Ltd., Berman & Co. Trading and Investment Ltd. and RDC-Rafael Development Corporation Ltd. (together, the “Shareholder Parties”), entered into voting agreements with Endocare (the “Voting Agreements”), whereby the Shareholder Parties have agreed to vote all shares of Galil currently beneficially owned by them and all shares acquired by them prior to the date of termination of the Voting Agreement in favor of the Merger Agreement, the Merger and related transactions and against any alternative, competing or inconsistent transaction. The Shareholder Parties consist solely of executive officers and directors of Galil and their respective affiliates, and holders of 5% or more of the voting power of Galil. In connection with the Voting Agreements, each Shareholder Party granted to Endocare an irrevocable proxy to vote such Shareholder Party’s Galil shares in accordance with the terms of the Voting Agreements. The Voting Agreements limit the ability of the Shareholder Parties to sell or otherwise transfer the shares of Galil beneficially owned by them. As of November 10, 2008, the Shareholder Parties owned an aggregate of approximately 97.5% of Galil’s outstanding shares. The Voting Agreements terminate upon the earlier to occur of (i) the closing of the Merger, and (ii) the termination of the Merger Agreement in accordance with its terms.

Major Shareholders Agreement

On November 10, 2008, as a condition to and concurrent with the execution of the Merger Agreement, the Shareholder Parties entered into an agreement with Endocare (the “Major Shareholders Agreement”), pursuant to which each Shareholder Party has made certain representations and warranties to Endocare with respect to its Galil shares, entered into a limited mutual general release with Endocare and agreed, severally and not jointly, to indemnify Endocare with respect to certain tax liabilities.

Stock Purchase Agreement

Concurrent with the execution of the Merger Agreement, Endocare and certain existing institutional accredited stockholders of Endocare and Galil entered into a Stock Purchase Agreement, relating to the sale of 16,250,000 shares of Endocare common stock at a purchase price of $1.00 per share representing approximately [ • ]% of the outstanding shares of Endocare common stock on [ • ], 2009. The offering proceeds to Endocare are expected to be approximately $16,250,000. Pursuant to the Stock Purchase Agreement, the closing of the Financing is subject to the concurrent closing of the Merger and certain other conditions, including the accuracy of Endocare’s and the purchasers’ representations and warranties at closing, the sale of shares with a minimum aggregate purchase price of $12,000,000 and that Endocare’s common stock remains listed on the Nasdaq Capital Market or the Over-The-Counter Bulletin Board. The purchasers have agreed to a lock-up period of six months from the closing of the Financing, subject to earlier release under certain circumstances, as well as a standstill (which shall expire on the first anniversary of Endocare’s 2009 annual stockholders meeting and no later than June 30, 2010) whereby no purchaser may own more than 35% of the then outstanding shares of Endocare common stock, subject to certain exceptions. In the event that a purchaser breaches its obligation to purchase shares in the Financing, Endocare has the ability to offer the shares allocated to such breaching purchaser to other purchasers in the Financing on a pro rata basis and to third parties to the extent that such other purchasers do not purchase all of the defaulting purchaser’s shares. Assuming all of the purchasers acquire the shares for which they have subscribed and attributing ownership to Galil’s shareholders of the Escrow Shares, upon the closing of the Merger and the Financing, existing Endocare stockholders will own approximately 38.5% of the outstanding shares of Endocare common stock and the shareholders of Galil will own approximately 61.5% of the outstanding shares of Endocare common stock.

Registration Rights Agreement

Pursuant to the Stock Purchase Agreement, upon consummation of the Financing, the purchasers of the Endocare common stock in the Financing will enter into a registration rights agreement, pursuant to which

Endocare will agree to prepare and file with the SEC a “shelf” registration statement covering the resale of the shares of Endocare common stock issued pursuant the Stock Purchase Agreement.

IDB Entity Indemnification Agreement

On November 10, 2008, as a condition to and concurrent with the execution of the Merger Agreement, Discount Investment Corporation Ltd., Elron Electronic Industries Ltd. and RDC-Rafael Development Corporation Ltd., each an Israeli shareholder of Galil, agreed, severally and not jointly, and each of them up to its respective pro rata ratio set forth under the IDB Entity Indemnification Agreement, to indemnify Endocare and the surviving company in an amount of up to $3,774,037 in connection with a preference payment potentially payable to certain other shareholders of Galil pursuant to that certain Restructure, Consent and Waiver, entered into between Galil and its then shareholders on December 31, 2003 (the “Indemnified Preference”), plus any related out-of-pocket legal fees and expenses incurred by Endocare or the surviving company as a result of any action relating to the Indemnified Preference.

Pre-Closing Shareholders Agreement

On November 10, 2008, Galil and certain shareholders of Galil entered into a Shareholders Agreement, which provides for certain matters in connection with the consummation of the Merger and the transactions contemplated thereby, including, the conversion of all outstanding preferred shares into Ordinary Shares immediately prior to the consummation of the Merger.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements give effect to the proposed business combination of Endocare and Galil to be effected via the Merger and the $16.25 million concurrent Financing as if these transactions occurred as of September 30, 2008 for purposes of the pro forma condensed combined balance sheet, and as of January 1, 2007 for the pro forma condensed combined statements of operations for the year ended December 31, 2007 and the nine months ended September 30, 2008. For accounting purposes Galil is considered to be acquiring Endocare in the Merger inasmuch as the existing stockholders of Galil will have a controlling interest in the combined company after the Merger and Financing. Accordingly, the Merger will be accounted for as a reverse acquisition and equity capitalization in accordance with U.S. GAAP for accounting and financial reporting purposes. Under this method of accounting, the arrangement will be treated as the equivalent of Galil issuing stock for the net assets of Endocare at their fair value on the Merger date. The existing assets and liabilities of Galil will be carried forward at historical costs. Operations prior to the Merger will be those of Galil.

The transaction will be accounted for under the acquisition method of accounting in accordance with Statement of Financial Accounting Standards, or SFAS, No. 141R, Business Combinations (SFAS No. 141R) since it will be consummated in 2009 after the effective date of this accounting standard. In merger transactions in which the consideration given is not in the form of cash (that is, in the form of non-cash assets, liabilities incurred, or equity interests issued), measurement of the purchase consideration is based on the fair value of the consideration given or the fair value of the asset (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. Since Galil is a private company, the purchase consideration received by Galil in the form of Endocare’s equity securities is most reliably measured based on their fair value. As such, the purchase price will be measured based on the fair value of Endocare’s equity securities outstanding at the consummation date and will allocated to the acquired tangible and intangible assets and assumed liabilities of Endocare based on their estimated fair values at that date.

Under SFAS No. 141R, all the assets acquired and liabilities assumed in a business combination are recognized at their acquisition-date fair value while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of the purchase price over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. Where the fair value of the consideration transferred for an acquirer’s interest is less than its fair value (a bargain purchase), the accounting acquiror will record a gain at the transaction date. In-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date until the completion or abandonment of the associated research and development efforts. Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies. Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

For purposes of these unaudited pro forma condensed combined financial statements, Endocare and Galil have made preliminary allocations of the estimated purchase price to the tangible and intangible assets to be acquired and liabilities to be assumed based on preliminary estimates of their fair value as of September 30, 2008, as described in Note 2. A final determination of these estimated fair values, which cannot be made prior to the completion of the Merger, will be based on the actual fair value of Endocare’s outstanding equity securities and the net assets of Endocare that exist as of the date of completion of the Merger. The actual amounts recorded as of the completion of the Merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of:

•	changes in Endocare’s share price;

•	net cash used in the Endocare operations between the signing of the Merger Agreement and the closing of the Merger;

•	the timing of completion of the Merger; and

•	other changes in the Endocare net assets that occur prior to completion of the Merger, which could cause material differences in the information presented below.

The unaudited pro forma condensed combined financial statements presented below are based on the historical financial statements of Endocare and Galil, adjusted to give effect to the acquisition of Endocare by Galil for accounting purposes and the Financing. The unaudited pro forma adjustments are described in the accompanying notes presented on the following pages. These adjustments do not give effect to any synergies that may be realized as a result of the Merger, nor do they give effect to any nonrecurring/unusual restructuring charges that may be incurred as a result of the integration of the two companies. As provided in the Merger Agreement, the unaudited pro forma condensed combined financial statements assume that, at the effective time of the Merger, all of Galil’s preferred stock will convert into ordinary shares, which will in turn convert into Endocare common shares at the ratio of 32.956 to 1.

The unaudited pro forma condensed combined balance sheet as of September 30, 2008 gives effect to the proposed Merger as if it occurred on September 30, 2008 and combines the historical balance sheets of Endocare and Galil as of September 30, 2008. The Galil balance sheet information was derived from its unaudited balance sheet as of September 30, 2008 included herein. The Endocare balance sheet information was derived from its unaudited condensed balance sheet included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 and also included herein.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2008 and the year ended December 31, 2007 are presented as if the Merger was consummated on January 1, 2007, and combines the historical results of Endocare and Galil for the nine months ended September 30, 2008 and the year ended December 31, 2007. The historical results of Galil were derived from its unaudited statement of operations for the nine months ended September 30, 2008 and its audited statement of operations for the year ended December 31, 2007 included herein. The historical results of Endocare were derived from its unaudited condensed statement of operations for the nine months ended September 30, 2008 included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, and its audited statement of operations included in its Annual Report on Form 10-K for the year ended December 31, 2007 and also included herein.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Endocare and Galil been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this proxy statement/prospectus. The unaudited pro forma condensed combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the historical financial statements of Galil for the nine months ended September 30, 2008 and for the year ended December 31, 2007 included herein, and the historical condensed financial statements of Endocare included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, and the historical financial statements of Endocare included in its Annual Report on Form 10-K for the year ended December 31, 2007, also included herein.

Following is a preliminary allocation of the total estimated purchase price, to the acquired assets and assumed liabilities of Endocare based on the estimated fair values as of September 30, 2008 (in thousands).

Unaudited Pro Forma Condensed Combined Balance Sheet

	September 30, 2008
	Galil	Endocare				Pro Forma
	Historical	Historical	Pro Forma			Combined
	(In thousands)

Assets
Current assets:
Cash, cash equivalents	$3,482	$5,346		$15,775	(F)	$24,603
Accounts receivable, net	4,418	3,579				7,997
Inventories, net	4,801	3,108		4,023	(A)	11,932
Prepaid expenses & other current assets	772	597				1,369

Total current assets	13,473	12,630		19,798		45,901
Property and equipment, net	2,363	724		1,121	(A)	4,208
Intangible, net	9,433	2,701		8,400	(A)	20,534
Investments and other assets	782	993				1,775
Goodwill	—	—		715	(A)	715

Total assets	$26,051	$17,048		$30,034		$73,133

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,717	$4,042	$			$5,759
Accrued compensation	1,786	2,111				3,897
Other accrued liabilities	7,043	2,931		3,579	(D)	13,553
Loan payable	—	880				880
Obligations under capital lease — current portion	67	26				93

Total current liabilities	10,613	9,990		3,579		24,182
Deferred compensation	915	120				1,035
Obligations under capital lease — less current portion	38	69				107
Other long-term liabilities	719	—				719
Stockholders’ equity (deficit):
Convertible preferred stock	195	—		(195	)(C)	—
Preferred stock	—	—				—
Common stock	195	12		11	(C)	39
				(195	)(C)

				16	(F)
Additional paid-in-capital	86,508	201,256		(201,256	)(B)	121,348
				16,234	(F)
				18,702	(B)
				(475	)(F)
				379	(C)
Accumulated other comprehensive income	21	—				21
Accumulated deficit	(73,153)	(194,399)		194,399	(B)	(74,318)
				(1,165	)(D)

Total stockholders’ equity (deficit)	13,766	6,869		26,455		47,090

Total liabilities and stockholders’ equity (deficit)	$26,051	$17,048		$30,034		$73,133

Unaudited Pro Forma Condensed Combined Statement of Operations

	Nine Months Ended September 30, 2008
	Galil	Endocare	Pro Forma		Pro Forma
	Historical	Historical	Adjustments		Combined
	(In thousands, except per share amounts)

Product sales	$18,662	$18,279	$		$36,941
Service revenues	—	5,028			5,028
Other	—	365			365

	18,662	23,672			42,334
Costs and expenses:
Cost of revenues	5,808	7,127	599	(E)	13,534
Research and development	5,686	1,765			7,451
Selling and marketing	13,361	11,120	68	(E)	24,549
General and administrative	4,280	9,234	334	(E)	12,742
			(1,106	)(H)
Impairment of goodwill	16,758	—			16,758
Litigation settlement, net of related legal expenses	—	(750)			(750)

Total costs and expenses	45,893	(28,496)	(105)		74,284

Loss from operations	(27,231)	(4,824)	105		(31,950)
Interest income, net	(142)	181	310	(G)	349

Net loss	$(27,373)	$(4,643)	$415		$(31,601)

Net loss per share-basic and diluted	$(2.47)	$(0.39)			(0.81)

Weighted average shares of common stock outstanding	11,100	11,854			39,204

Unaudited Pro Forma Condensed Combined Statement of Operations

	Year Ended December 31, 2007
	Galil	Endocare	Pro Forma		Pro Forma
	Historical	Historical	Adjustments		Combined
	(In thousands, except per share amounts)

Product sales	$25,622	$22,730	$		$48,352
Service revenues	—	6,418			6,418
Other	—	539			539

	25,622	29,687			55,309
Costs and expenses:
Cost of revenues	8,296	9,780	798	(E)	18,874
Research and development	5,245	2,555			7,800
Selling and marketing	18,414	14,855	90	(E)	33,359
General and administrative	3,557	12,506	446	(E)	16,509
Litigation settlement, net of related legal expenses	—	(677)			(677)

Total costs and expenses	35,512	39,019	1,334		75,865

Loss from operations	(9,890)	(9,332)	(1,334)		(20,556)
Interest income, net	401	391	764	(G)	1,556

Net loss	$(9,489)	$(8,941)	$(570)		$(19,000)

Net loss per share-basic and diluted	$(0.85)	$(0.80)			$(0.49)

Weighted average shares of common stock outstanding	11,107	11,122			38,479

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

On November 10, 2008, Endocare and Galil entered into the Merger Agreement pursuant to which Orange Acquisitions Ltd., a wholly owned subsidiary of Endocare, will merge with and into Galil. Galil will become a wholly-owned subsidiary of Endocare and Endocare will be the surviving corporation of the Merger. Pursuant to the terms of the Merger Agreement, Endocare will issue to the shareholders of Galil shares of Endocare common stock and will assume all of the stock options of Galil outstanding as of the Merger closing date, such that Galil shareholders, attributing ownership to Galil shareholders of the Escrow Shares, will own approximately 48% of the combined company on a pro forma basis and Endocare stockholders and option holders will own approximately 52% of the common stock combined company on a pro forma basis. The Merger is intended to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code. The Merger is subject to customary closing conditions, including approval by Endocare and Galil stockholders.

Concurrent with the Merger Agreement, Endocare and Galil entered into the Stock Purchase Agreement whereby at the close of the Merger, a combination of existing Galil and Endocare shareholders will provide $16.25 million in financing to the combined company. Upon the close of the Financing, Galil shareholders, attributing ownership to Galil shareholders of the Escrow Shares, will own approximately 61.5% of the common stock of the combined company.

Because Galil shareholders, attributing ownership to Galil shareholders of the Escrow Shares, will own approximately 61.5% of the common stock of the combined company upon consummation of the Merger and Financing, Galil is deemed to be the acquiring company for accounting purposes and the transaction will be accounted for as a reverse acquisition under the purchase method of accounting for business combinations in accordance with accounting principles generally accepted in the United States. Accordingly, the assets and liabilities of Endocare will be recorded as of the merger closing date at their estimated fair values.

The unaudited pro forma condensed combined financial statements assume that, immediately prior to the effective time of the Merger, all of Galil’s preferred stock will convert into ordinary shares which will in turn convert into Endocare common shares at the ratio of 32.956 to 1 and subject to further adjustment to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus.

These unaudited pro forma condensed combined financial statements also assume that the Merger consideration will be based on Endocare’s stock price of$1.50 at September 30, 2008. The volatility in the Endocare stock price and changes in other key assumptions could result in a significant different these between the pro forma financial statements and the final purchase accounting at the effective date of the Merger. Subsequent to September 30, 2008, Endocare’s stock price has declined to as low as $0.40 (on December 31, 2008). As the accounting acquiree in a reverse acquisition, Endocare’s stock price will impact the purchase price consideration and may result in a bargain purchase acquisition for which a gain will be recorded by Galil at the time of the Merger.

2.	Purchase Price

On September 30, 2008, Endocare had 11.8 million shares of common stock outstanding and a market capitalization of $17.7 million. Endocare’s outstanding options, warrants and other instruments exercisable or convertible into common stock are valued at approximately $1.0 million, for a total pro forma purchase consideration of $18.7 million. The fair value of the net assets of Endocare at September 30, 2008, including goodwill and internally developed intangibles, is estimated at $18.0 million.

The estimated purchase price may change due to changes in the fair value of the net assets of Endocare during the period from September 30, 2008 to the Merger closing date and based on the actual costs to complete the Merger.

Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of Endocare based on their estimated fair values as of the Merger closing date. The excess of the purchase price over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. The excess of the fair value of assets acquired and liabilities assumed, if any, is recorded as a gain at the time of the transaction.

The allocation of the estimated purchase price is preliminary because the proposed Merger has not yet been completed. The purchase price allocation will remain preliminary until Endocare management determines the fair values of assets acquired and liabilities assumed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the Merger and will be based on the value of the Endocare share price at the close of the Merger. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

3.	Method of Accounting

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Standards (“SFAS”) No. 141 Revised (SFAS 141R), which replaced SFAS 141, “Business Combinations,” for periods beginning on or after December 15, 2008, (January 1, 2009 for Endocare and Galil) but retains the fundamental requirements in SFAS 141, that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination.

SFAS 141R revises the definition of the acquisition date as the date the acquirer obtains control of the acquiree. This is typically the closing date, and is used to measure the fair value of the consideration paid. When the acquirer issues equity instruments as full or partial payment for the acquiree, the fair value of the acquirer’s equity instruments will be measured at the acquisition date, rather than an earlier measurement date (i.e. the merger announcement date) as currently required under SFAS 141. Transaction costs are excluded from the acquisition accounting. They are instead accounted for under other generally accepted accounting principles, which may mean the costs are expensed as incurred (e.g., due diligence costs), or, to the extent applicable, treated as a cost of issuing equity securities. Statement 141R nullifies EITF No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” and requires costs associated with restructuring or exit activities that do not meet the recognition criteria in SFAS 146 (as amended), “Accounting for Costs Associated with Exit or Disposal Activities” as of the acquisition date to be subsequently recognized as post-combination costs when those criteria are met.

SFAS 141R also retains the guidance in SFAS 141 for identifying and recognizing intangible assets separately from goodwill. However, SFAS 141R’s scope is broader than that of SFAS 141, which was applied to only business combinations in which control was obtained by transferring consideration. Since the transaction is expected to close after January 1, 2009, the application of SFAS 141R has been considered in arriving at the unaudited pro forma results.

4.	Pro Forma and Purchase Accounting Adjustments

The unaudited pro forma condensed combined financial statements include pro forma adjustments to give effect to certain significant capital transactions occurring as a direct result of the proposed Merger, the acquisition of Endocare by Galil for accounting purposes and the effect of the concurrent Financing with certain Galil and Endocare shareholders.

The pro forma adjustments are as follows:

(A) To reflect the estimated fair value of Endocare’s tangible and intangible assets and resulting goodwill assuming that the Merger is consummated at September 30, 2008.

(B) To reflect the elimination of the historical additional paid-in capital and accumulated deficit of Endocare and to restate additional paid-in capital on the acquisition date based on the Merger consideration paid.

(C) To reflect the expected conversion of Galil preferred stock into ordinary shares, which are in turn exchanged into Endocare common stock. Immediately prior to the effective time of the Merger, 81.7 million shares of Galil preferred stock will be converted into approximately 280.2 million Galil ordinary shares at a ratio determined in accordance with the Galil’s Articles of Association, as amended.

The exact conversion ratio in the Merger between Galil and Endocare cannot be calculated until immediately prior to the effective time of the Merger, but it is expected that Endocare will issue one common share for every 33 ordinary shares held by Galil shareholders for a total of 11.1 million shares of Endocare common stock.

Immediately following the effective time of the Merger and attributing ownership to Galil shareholders of the Escrow Shares, Galil shareholders will own approximately 48%, and Endocare’s existing stockholders will own approximately 52%, of Endocare’s common stock, without giving effect to the shares issuable pursuant to the Financing. The Merger will have no effect on the number of shares of common stock of Endocare owned by existing Endocare stockholders.

(D) To reflect estimated additional costs to consummate the Merger and to register the shares issued in the Merger that are not yet reflected in the historical results of Endocare and Galil at September 30, 2008. Merger costs include fees payable for investment banking services, legal, accounting, printing and other consulting services. Of the $3,579, $2,414 relates to Endocare and $1,165 for Galil. These costs are expensed as incurred and the additional Galil costs of $1,165 are reflected as an increase in other accrued liabilities and accumulated deficit.

(E) To reflect additional depreciation and amortization for the write-up of assets to fair value. Intangibles (i.e. trademarks, patents, international distributor network, and developed technology) are amortized over useful lives ranging from five to eleven years.

(F) To reflect the $16.25 million Financing to be completed concurrent with the Merger. Net proceeds are estimated at $15,775 after $475 in issuance costs, which is recorded as a reduction of paid in capital.

(G) To reflect the interest income from cash proceeds received in the $16.25 million Financing as if it occurred on January 1, 2007 based on interest rate of approximately 2.6% to 4.8% which approximate historical returns.

(H) To eliminate Merger related expenses included in the historical statements of operations that were directly related to the acquisition.

PROPOSALS TO BE CONSIDERED AT THE ENDOCARE SPECIAL MEETING

Proposal 1:

Approval of the Issuance of Common Stock Pursuant to the Merger Agreement.

General

At the special meeting, Endocare’s stockholders will be asked to approve the issuance of shares of Endocare common stock in the Merger pursuant to the Merger Agreement. Immediately following the effective time of the Merger and attributing ownership to Galil’s shareholders of the Escrow Shares, but prior to taking into account the shares of Endocare common stock issued in the Financing, Galil’s shareholders will own approximately 48.0% of Endocare’s outstanding shares of common stock, and Endocare’s existing stockholders will own approximately 52.0% of Endocare’s outstanding shares of common stock, subject to various assumptions and conditions described in detail in this proxy statement/prospectus. Upon consummation of the Merger and the Financing and attributing ownership to Galil’s shareholders of the Escrow Shares, Galil’s shareholders will own approximately 61.5% of Endocare’s outstanding common stock, and Endocare’s existing stockholders will own approximately 38.5% of Endocare’s outstanding common stock. The terms of, reasons for and other aspects of the Merger Agreement and the issuance of shares of Endocare common stock in the Merger pursuant to the Merger Agreement are described in detail in the other sections of this proxy statement/prospectus.

Because Endocare common stock is listed on the Nasdaq Capital Market, Endocare is subject to Nasdaq rules and regulations. Nasdaq Marketplace Rule 4350(i)(1)(c)(ii) requires Endocare, subject to certain exceptions, to obtain shareholder approval prior to the issuance or sale of shares in any transaction in connection with the acquisition of the stock or assets of another company, if where, due to the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, other than a public offering for cash:

•	the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or

•	the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares or common stock outstanding before the issuance of the stock or securities.

The purpose of this Proposal No. 1 is to satisfy the requirements of Nasdaq Marketplace Rule 4350(i)(1)(c)(ii) by obtaining stockholder approval of the issuance of shares of Endocare common stock in the Merger pursuant to the Merger Agreement.

The Nasdaq rules also require a company to obtain stockholder approval prior to an issuance of stock that will result in a change of control of the company. The Nasdaq rules do not define “change of control.” The issuance of the shares of Endocare common stock in the Merger and the Financing will result in the Endocare stockholders immediately prior to the effective time of the Merger holding only 38.5% of the shares of Endocare common stock then outstanding. Because of the diverse holders of Galil shares, Endocare does not believe that such issuance constitutes a change of control of Endocare, however, to ensure that there is no violation of the Nasdaq’s change of control requirement, Endocare has included this disclosure for your consideration. If this issuance is deemed to result in a change of control under the Nasdaq rules, the approval of Proposal 1 by Endocare’s stockholders will also constitute approval of such change of control.

The full text of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Required Vote

The affirmative vote of the holders of a majority of the shares of Endocare’s common stock present in person or represented by proxy and voting on such matter at the special meeting is required for approval of Proposal 1. Abstentions and broker non-votes will not vote on the matter, and therefore will have no effect on the outcome of the proposal.

The approval of both Proposals 1 and 2 is required for completion of the Merger. In the event that either Proposal 1 or 2 or both are not approved by the Endocare stockholders at the special meeting, the Merger will not be consummated.

Recommendation of the Board of Directors

Endocare’s board of directors unanimously recommends that Endocare’s stockholders vote FOR Proposal 1 to approve the issuance of shares of Endocare common stock in connection with the Merger.

Proposal 2:

Approval of the Issuance of Common Stock Pursuant to the Stock Purchase Agreement

General

At the special meeting, Endocare’s stockholders will be asked to approve the issuance of up to 16,250,000 shares of Endocare common stock pursuant to the Stock Purchase Agreement and in connection with the Financing. Upon consummation of the Merger and the Financing and attributing ownership to Galil’s shareholders of the Escrow Shares, Galil’s shareholders will own approximately 61.5%, and Endocare’s existing stockholders will own approximately 38.5%, of Endocare’s common stock. The terms of, reasons for and other aspects of the Stock Purchase Agreement and the issuance of up to 16,250,000 shares of Endocare common stock pursuant to the Stock Purchase Agreement are described in detail in other sections of this proxy statement/prospectus.

Nasdaq Marketplace Rule 4350(i)(1)(c)(ii) requires a Nasdaq-listed company, subject to certain exceptions, to obtain shareholder approval prior to the issuance or sale of shares in any transaction in connection with the acquisition of the stock or assets of another company, if where, due to the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, other than a public offering for cash:

•	the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or

•	the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares or common stock outstanding before the issuance of the stock or securities.

Because the issuance of shares in the Financing may be deemed “in connection with” the acquisition of the stock or assets of another company for purposes of Nasdaq Marketplace Rule 4350(i)(1)(c)(ii), Endocare is soliciting stockholder approval of the issuance of up to 16,250,000 shares of Endocare common stock in the Financing.

The full text of the Stock Purchase Agreement is attached to this proxy statement/prospectus as Annex B.

Required Vote

The affirmative vote of the holders of a majority of the shares of Endocare’s common stock present in person or represented by proxy and voting on such matter at the special meeting is required for approval of Proposal 2. Abstentions and broker non-votes will not vote on the matter, and therefore will have no effect on the outcome of the proposal.

The approval of both Proposals 1 and 2 is required for completion of the Merger. In the event that either Proposal 1 or 2 or both are not approved by the Endocare stockholders at the special meeting, the Merger will not be consummated.

Recommendation of Board of Directors

Endocare’s board of directors unanimously recommends that Endocare’s stockholders vote FOR Proposal 2 to approve the issuance of up to 16,250,000 shares of Endocare common stock in pursuant to the Stock Purchase Agreement and in connection with the Financing.

Proposal 3:

Approval of the Endocare, Inc. 2009 Stock Incentive Plan

As of December 31, 2008, an aggregate of 1,542,859 shares of common stock remained available under Endocare’s existing equity plans for the grant of stock-based incentives. In addition, as of such date, awards covering 1,986,590 shares were outstanding under Endocare’s existing equity plans. Endocare’s board of directors believes that the number of shares currently available are insufficient to allow the combined company to continue to make substantial use of stock-based incentives to attract, retain and motivate qualified employees, officers and non-employee directors. In order to increase the aggregate number of shares available for stock-based incentives, Endocare’s board of directors approved, subject to stockholder approval, the 2009 Stock Incentive Plan (the “2009 Plan”) on January 21, 2009, to make available 5,000,000 shares of Endocare’s common stock for stock-based awards. Endocare’s board of directors is submitting the 2009 Plan to the stockholders for their approval at the special meeting.

The approval of both Proposals 1 and 2 is required for completion of the Merger. In addition, unless the Merger is completed, the Endocare, Inc. 2009 Stock Incentive Plan will not be implemented by Endocare, whether or not approved by the Endocare stockholders.

Why You Should Vote for the 2009 Plan

Endocare’s board of directors recommends that Endocare’s stockholders approve the 2009 Plan because it believes Endocare’s ability after the Merger to grant an appropriate number of equity-based awards continues to be crucial in allowing Endocare to effectively compete for key employee talent against other companies. It is in the long-term interest of Endocare and its stockholders to strengthen the ability to attract, motivate and retain employees, officers, directors, consultants, agents, advisors and independent contractors, and to provide additional incentive for those persons through stock ownership and other incentives to improve operations, increase profits and strengthen the mutuality of interest between those persons and Endocare’s stockholders.

Promotion of Good Corporate Governance Practices

Endocare’s board of directors believes the use of equity incentive awards promotes best practices in corporate governance by maximizing stockholder value. By providing participants in the 2009 Plan with a stake in Endocare’s success, the interests of the participants are aligned with those of Endocare’s other stockholders. The 2009 Plan will provide incentives to plan participants to operate Endocare in the most efficient way possible.

Specific features of the 2009 Plan that are consistent with good corporate governance practices include, but are not limited to:

•	options may not be granted with exercise prices lower than the fair market value of the underlying shares on the grant date;

•	there can be no repricing of options or stock appreciation rights issued under the 2009 Plan without stockholder approval, either by canceling the award in exchange for another award, option or stock appreciation right with an exercise price that is less than the exercise price of the original award, or by reducing the exercise price of the option or stock appreciation right, other than in connection with a change in Endocare’s capitalization;

•	the ability to issue full-value awards (awards other than options and stock appreciation rights) is limited by requiring that these awards count one and a half times as much as options and stock appreciation rights against the authorized number of shares issuable under the 2009 Plan;

•	the administrator of the 2009 Plan has discretion to pay to holders of restricted stock and restricted stock units their awards in cash or shares of common stock, according to the current cash or capitalization needs of Endocare; and

•	there can be no recycling of shares from exercised awards, meaning shares of common stock subject to an award cannot be made available for issuance if the shares were subject to a stock-settled stock appreciation right and were not issued in the net settlement, were used to pay the exercise price of an option, were delivered or withheld to pay the withholding taxes related to an award, or were repurchased on the open market with the proceeds of an option award.

Need to Remain Competitive

Endocare’s board of directors believes the use of incentive equity awards is an integral component of compensation for Endocare’s employees. Employees consider equity awards an important part of their total compensation, and they expect these awards when they join Endocare. Consequently, Endocare’s board of directors believes Endocare must continue to award its employees with equity awards to maintain its competitive position.

Section 162(m) of the Code

Endocare’s board of directors believes that it is in the best interests of Endocare and its stockholders to provide for an incentive plan under which certain stock-based and/or cash compensation awards made to Endocare’s executive officers can qualify for deductibility by Endocare for federal income tax purposes. Accordingly, the 2009 Plan has been structured in a manner such that awards under it can satisfy the requirements for “performance-based” compensation within the meaning of Section 162(m) of the Code (“Section 162(m)”). In general, under Section 162(m), in order for Endocare to be able to deduct compensation in excess of $1 million paid in any one year to Endocare’s Chief Executive Officer or any of Endocare’s three other most highly compensated executive officers (other than Endocare’s Chief Financial Officer), such compensation must qualify as “performance-based.” One of the requirements of “performance-based” compensation for purposes of Section 162(m) is that the material terms of the performance goals under which compensation may be paid be disclosed to and approved by Endocare’s stockholders. For purposes of Section 162(m), the material terms include (i) the employees eligible to receive compensation, (ii) a description of the business criteria on which the performance goal is based and (iii) the maximum amount of compensation that can be paid to an employee under the performance goal. With respect to the various types of awards under the 2009 Plan, each of these aspects is discussed below, and stockholder approval of the 2009 Plan will be deemed to constitute approval of each of these aspects of the 2009 Plan for purposes of the approval requirements of Section 162(m).

Summary of the Plan

The following is a description of the material features of the 2009 Plan. The description does not purport to be complete and is qualified in its entirety by reference to the full text of the 2009 Plan which is attached to this proxy statement/prospectus as Annex C and incorporated herein by reference. Stockholders are encouraged to read the text of the 2009 Plan in its entirety.

Purpose

The purpose of the 2009 Plan is to enable Endocare and its subsidiaries after the Merger to attract, retain and motivate their directors, officers, employees and service providers, and to further align the interests of such persons with those of the stockholders of Endocare by providing for or increasing the proprietary interest of such persons in Endocare.

Eligible Participants

Any person who is a current or prospective officer or employee of Endocare or its subsidiaries, and any director of Endocare or other service provider retained to provide consulting, advisory or other services to Endocare or its subsidiaries, is eligible to be considered for the grant of awards under the 2009 Plan. As of [ • ], 2009, approximately 120 employees and 4 non-employee directors were eligible to participate in the 2009 Plan.

Available Shares

The maximum number of shares of common stock of Endocare that may be issued pursuant to awards granted under the 2009 Plan will be 5,000,000 (subject to adjustments to prevent dilution), plus any shares subject to outstanding awards under Endocare’s 2004 Stock Incentive Plan, 1995 Stock Plan and 1995 Director Option Plan (collectively, the “Prior Plans”) as of the effective time of the Merger, that on or after such date cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and nonforfeitable shares). No shares reserved for issuance under the Prior Plans will be transferred for issuance under the 2009 Plan. No awards will be made under the Prior Plans after the effective time of the Merger. The aggregate number of shares issued under the 2009 Plan will equal only the number of shares actually issued upon exercise or settlement of an award and will not include shares subject to awards that have been canceled, expired or forfeited.

Tax Code Limitations

The aggregate number of shares subject to awards granted under the 2009 Plan during any calendar year to any one participant shall not exceed 1,500,000 shares; provided, however, that for the year in which a participant commences employment or service with Endocare, this limit will be increased to 3,000,000 shares. The aggregate number of shares that may be issued pursuant to the exercise of incentive stock options granted under the 2009 Plan shall not exceed 5,000,000 (plus any shares subject to outstanding awards under Prior Plans as of the effective time of the Merger that on or after such date cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and non-forfeitable shares)), which number is subject to antidilution adjustment to the extent that such adjustment will not affect the status of any option intended to qualify as an incentive stock option under Code Section 422. The maximum cash amount payable pursuant to that portion of an incentive bonus granted in any calendar year to any participant under the 2009 Plan that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code shall not exceed $3,000,000.

Administration

The 2009 Plan will be administered by a committee of Endocare’s board of directors consisting of two or more directors, each of whom is (1) a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and (2) is an “outside director” within the meaning of the regulations adopted under Code Section 162(m), provided however, that with respect to any award that is not intended to satisfy the conditions of Rule 16b-3 under the Exchange Act or Code Section 162(m)(4)(c), the committee may appoint one or more separate committees composed of one or more directors of Endocare (who may but need not be members of the Compensation Committee of Endocare) and may delegate to any such subcommittees the authority to grant awards under the 2009 Plan to eligible persons, to determine all terms of such awards, and to administer the plan or any aspect of it. Subject to the provisions of the 2009 Plan, the administrator has the power to do all things necessary or desirable in connection with the administration of the 2009 Plan.

Amendments

Endocare’s board of directors may amend, alter or discontinue the 2009 Plan or any agreement or other document evidencing an award made under the plan, but, except as provided pursuant to the anti-dilution adjustment provisions of the plan, no such amendment may be made without the approval of the stockholders of Endocare if such amendment would require stockholder approval by law or under the Nasdaq Capital Market listing requirements, if applicable.

No amendment may impair the rights of any participant under an award without their consent, provided that no consent is required prior to any change of control of Endocare if the amendment is advisable in order for Endocare or the 2009 Plan or award to satisfy any law or regulation, or meet the requirements of or avoid adverse financial accounting consequences under any accounting standard.

Awards

The 2009 Plan authorizes the administrator to grant awards to eligible participants in the form of incentive and nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units, any of which may be performance-based, and for incentive bonuses, which may be paid in cash or stock or a combination thereof.

Stock Options

The administrator of the 2009 Plan may grant an option to purchase common stock of Endocare, either from time to time in the discretion of the administrator or automatically upon the occurrence of specified events, such as the achievement of performance goals, or the satisfaction of an event or condition. Options may be incentive stock options that qualify under Code Section 422 (“Incentive Stock Options”) or nonstatutory stock options (“Nonqualified Stock Options”).

The exercise price per share of common stock subject to an option granted under the 2009 Plan must equal or exceed 100% of the fair market value of such common stock on the date the option is granted, except that:

•	the exercise price of an option may be higher or lower in the case of options granted to an employee of a company acquired by Endocare in assumption and substitution of options held by such employee at the time such company is acquired; and

•	the exercise price of an incentive stock option granted to an individual owning more than 10% of the combined voting power of all classes of Endocare stock must equal or exceed 110% of the fair market value of such common stock.

In no event will the exercise price per share of common stock subject to an option that is intended to qualify as “performance based compensation” under Code Section 162(m) be less than 100% of the fair market value of such common stock on the date the option is granted. On [ • ], 2009, the fair market value of a share of common stock of Endocare was $[ • ].

Unless the administrator provides for a shorter period, the maximum term of an option granted under the 2009 Plan, including any Incentive Stock Options, will be 10 years from the date of its grant, except that Incentive Stock Options granted to an individual who, at the time the option is granted to such individual, owns more than 10% of the combined voting power of all classes of stock of Endocare will have a term no greater than 5 years from the date of grant. Options granted under the 2009 Plan will vest according to a schedule determined by the administrator, provided however, that no option, other than non-employee director options, may first become exercisable within one year from the date of grant, other than upon the death or disability of a participant or a change of control of Endocare.

The administrator will determine the acceptable forms of payment of the exercise price of an option, which may include: (1) cash, (2) shares of capital stock of Endocare, (3) an irrevocable commitment by a broker to pay over the amount from a sale of shares issuable under an option, (4) delivery of previously owned shares, (5) withholding of shares or (6) any combination of the above.

Incentive Bonus

An incentive bonus award is an award which confers upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a specified performance period. The maximum amount payable pursuant to an incentive bonus award granted under the 2009 Plan for any fiscal year to any participant that is intended to satisfy the requirements for “performance based compensation” under Section 162(m) cannot exceed $3,000,000.

Restricted Stock and Restricted Stock Units

Restricted stock is an award or issuance of shares of common stock of Endocare, the grant, issuance, retention, vesting and/or transferability of which is subject, during specified periods of time, to such conditions (including continued employment or performance conditions) and terms as the administrator deems appropriate. Restricted stock units are awards denominated in units of shares of common stock of Endocare under which the issuance of shares is subject to such conditions (including continued employment or performance conditions) and terms as the administrator deems appropriate. The administrator will determine the extent to which awards of restricted stock and restricted stock units may be settled in cash, shares of common stock of Endocare, or a combination of the above. Participants receiving restricted stock awards are entitled to the voting and dividend rights of the shares of common stock underlying the awards. Participants receiving restricted stock unit awards are not entitled to the voting rights of the underlying shares of common stock, and are entitled to the dividend rights only to the extent determined by the administrator.

Stock Appreciation Rights

A stock appreciation right is an award pursuant to which a participant, for each right subject to the award, may be entitled to receive the amount, if any, by which the fair market value of a share of common stock of Endocare on the date of exercise exceeds a measurement value, multiplied by the number of shares of common stock with respect to which the award relates. The measurement value of a stock appreciation right must equal or exceed the fair market value of a share of common stock of Endocare on the date of the grant. Stock appreciation rights may be granted either in tandem with or as a component of other awards granted under the 2009 Plan (“Tandem SARs”) or as a stand-alone award (“Stand-Alone SARs”). The grant, retention, vesting and/or transferability of the stock appreciation right is subject during specified periods of time to such conditions and terms as the administrator of the 2009 Plan deems appropriate. The stock appreciation right may be paid in cash or shares of common stock of Endocare or a combination of the two, in the discretion of the administrator. Unless the administrator provides for a shorter period, the maximum term of a stock appreciation right granted under the 2009 Plan will be 10 years from the date of grant.

Performance Criteria

For purposes of the 2009 Plan, qualifying performance criteria means the following criteria, individually, alternatively or in any combination, applied to either Endocare as a whole or to a business unit, subsidiary or one or more joint ventures, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified by the administrator in the award:

• cash flow (before or after dividends)	• earnings per share (including earnings before any one or more of interest, taxes, depreciation and amortization)	• stock price
• return on equity	• total stockholder return	• return on capital (including return on total capital or return on invested capital)
• return on inventory, assets or net assets	• market capitalization	• economic value added
• debt leverage (debt to capital, debt to equity or other leverage criteria)	• revenue	• income or net income
• operating income, or net operating income	• operating profit or net operating profit	• operating, gross or pretax margin
• return on operating revenue	• cash from operations	• operating ratio
• operating revenue	• market share	• SG&A ratio
• borrowing capacity and other liquidity criteria	• inventory turnover, increase or reduction	• income from joint ventures
• interest coverage	• shareholders’ equity or book value per share	• overhead or other cost reduction
• brand recognition/acceptance	• product launch targets	• customer service
• customer or employee satisfaction	• product development or release schedules or new product innovation	• the sales of assets or subsidiaries

To the extent consistent with Section 162(m) of the Code, the administrator may appropriately adjust any evaluation of performance under a qualifying performance criteria to (i) eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment of a business or related to a change in accounting principle all as determined in accordance with standards established by opinion No. 30 of the Accounting Principles Board (APA Opinion No. 30) or other applicable or successor accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in Endocare’s financial statements or notes to the financial statements, and/or (ii) exclude any of the following events that occurs during a performance period: (A) asset write-downs, (B) litigation, claims, judgments or settlements, (C) the effect of changes in tax law or other such laws or provisions affecting reported results, (D) accruals for reorganization and restructuring programs and (E) accruals of any amounts for payment under the 2009 Plan or any other compensation arrangement maintained by Endocare.

Change of Control of Endocare

The administrator has the discretion to provide, either at the time an award is granted or thereafter, that a change of control of Endocare will have such effect as specified by the administrator, or no effect. Without limiting this discretion, the 2009 Plan provides for automatic accelerated vesting and termination (upon consummation of the transaction) of any awards granted under the 2009 Plan that are not assumed, continued or replaced in connection with the change of control. The 2009 Plan further provides that if awards under the 2009 Plan are assumed, continued or replaced in a change of control transaction, the vesting of the assumed, continued or replaced award will be accelerated in the event of a termination of the participant’s employment without cause within one year of the change of control transaction.

Deferral

The administrator has the discretion to provide that payment of awards granted under the 2009 Plan may be deferred by the recipient to the extent permitted under Section 409A(a)(1)(B) of the Code.

Termination

The 2009 Plan will terminate on the tenth anniversary of its approval by Endocare’s stockholders, unless Endocare’s board of directors terminates it sooner.

Federal Income Tax Treatment

The following is a brief description of the federal income tax treatment that will generally apply to awards made under the 2009 Plan, based on federal income tax laws currently in effect. The exact federal income tax treatment of awards will depend on the specific nature of any such award and the individual tax attributes of the award recipient. This summary is not intended to be a complete analysis and discussion of the federal income tax treatment of the 2009 Plan, and does not discuss gift or estate taxes or the income tax laws of any municipality, state or foreign country.

Incentive Stock Options

Options granted under the 2009 Plan may qualify as Incentive Stock Options within the meaning of Code Section 422. If an optionee exercises an Incentive Stock Option in accordance with its terms and does not dispose of the shares acquired within two years from the date of the grant of the Incentive Stock Option or within one year from the date of exercise (the “Required Holding Periods”), an optionee generally will not recognize ordinary income and Endocare will not be entitled to any deduction, on either the grant or the exercise of the Incentive Stock Option. An optionee’s basis in the shares acquired upon exercise will be the amount paid upon exercise. Provided an optionee holds the shares as a capital asset at the time of sale or other disposition of the shares, an optionee’s gain or loss, if any, recognized on the sale or other disposition will be capital gain or loss. The amount of an optionee’s gain or loss will be the difference between the amount realized on the disposition of the shares and the optionee’s basis in the shares. The gain or loss will be long-term capital gain or loss if the shares are held for at least one year after exercise of the option; otherwise, it will be short-term.

If, however, an optionee disposes of the acquired shares at any time prior to the expiration of the Required Holding Periods, then (subject to certain exceptions), the optionee will recognize ordinary income at the time of such disposition which will equal the excess, if any, of the lesser of (1) the amount realized on such disposition or (2) the fair market value of the shares on the date of exercise, over the optionee’s basis in the shares. Endocare generally will be entitled to a deduction in an amount equal to the amount of ordinary income recognized by an optionee. Any gain in excess of such ordinary income amount will be a short-term or long-term capital gain, depending on the optionee’s holding period. If an optionee disposes of such shares for less than the optionee’s basis in the shares, the difference between the amount realized and the optionee’s basis will be short-term or long-term capital loss, depending upon the holding period of the shares.

Nonqualified Stock Options

In general, there are no tax consequences to the optionee or to Endocare on the grant of a Nonqualified Stock Option. On exercise, however, the optionee generally will recognize ordinary income equal to the excess of the fair market value of the shares as of the exercise date over the purchase price paid for such shares, and Endocare will be entitled to a deduction equal to the amount of ordinary income recognized by the optionee. Provided the shares received under a Nonqualified Stock Option are held as a capital asset, upon the subsequent disposition of the shares the optionee will recognize capital gain or loss in an amount equal to the difference between the proceeds received upon disposition and his or her basis for the shares. The basis will be equal to the sum of the price paid for the shares and the amount of income realized upon exercise of the option. Any capital gain or loss to the optionee will be characterized as long-term or short-term, depending upon the holding period of the shares.

Stock Appreciation Rights

Generally, the recipient of a Stand-Alone SAR will not recognize any taxable income at the time the Stand-Alone SAR is granted. If the employee receives the appreciation inherent in the SARs in cash, the cash will be taxable as ordinary compensation income to the employee at the time that it is received. If the employee receives the appreciation inherent in the Stand-Alone SARs in stock, the employee will recognize ordinary compensation income equal to the excess of the fair market value of the stock on the day it is received over any amounts paid by the employee for the stock.

With respect to Tandem SARs, if a holder elects to surrender the underlying option in exchange for cash or stock equal to the appreciation inherent in the underlying option, the tax consequences to the employee will be the same as discussed above relating to Stand-Alone SARs. If the employee elects to exercise the underlying option, the holder will be taxed at the time of exercise as if he or she had exercised a nonqualified stock option (discussed above), i.e., the employee will recognize ordinary income for federal tax purposes measured by the excess of the then fair market value of the shares over the exercise price.

In general, there will be no federal income tax deduction allowed to Endocare upon the grant or termination of Stand-Alone SARs or Tandem SARs. However, upon the exercise of either a Stand-Alone SAR or a Tandem SAR, Endocare will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the employee is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

Restricted Stock and Restricted Stock Units

Upon grant of restricted stock or restricted stock units, a participant generally will not have taxable income. Instead, he or she will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the award becomes either (i) freely transferable or (ii) no longer subject to substantial risk of forfeiture (e.g., vested). However, a holder of a restricted stock award may elect to recognize income at the time he or she receives the award in an amount equal to the fair market value of the shares underlying the award less any amount paid for the shares on the date the award is granted. Endocare generally will be entitled to a deduction at the same time and in the same amount as a participant recognizes ordinary income.

Incentive Bonus

Receipt of a cash incentive bonus will cause the participant to recognize ordinary income with respect to such award at the earliest time at which the participant has an unrestricted right to receive the amount of the cash payment, and Endocare will be entitled to a corresponding deduction.

Golden Parachute Provisions

The terms of awards granted under the 2009 Plan may provide for accelerated vesting or payment of an award in connection with a change of control of Endocare. In that event and depending upon the individual circumstances of the recipient, certain amounts with respect to such awards may constitute “excess parachute payments” under the “golden parachute” provisions of the Code. Pursuant to these provisions, a participant will be subject to a 20% excise tax on any “excess parachute payments” and Endocare will be denied any deduction with respect to such payment.

Section 162(m)

Section 162(m) imposes a $1 million limit on the amount of compensation that may be deducted by Endocare in any tax year with respect to Endocare’s named executive officers, other than Endocare’s Chief Financial Officer, including any compensation relating to an award granted under the 2009 Plan.

Compensation that is considered to be performance-based will not have to be taken into account for purposes of the $1 million limitation, and accordingly, should be deductible by Endocare without limitation under Section 162(m). Options and other awards granted under the 2009 Plan may, at the administrator’s discretion, be intended to be performance-based compensation that qualifies for the exception from the $1 million limit.

Withholding Taxes

Endocare will generally be required to withhold applicable taxes with respect to any ordinary income recognized by a participant in connection with awards made under the 2009 Plan. Whether or not such withholding is required, Endocare will make such information reports to the Internal Revenue Service as may be required with respect to any income (whether or not that of an employee) attributable to transactions involving awards.

Other Information

On December 31, 2008, (i) 1,355,483 shares were covered by stock options granted under Endocare’s existing stock incentive plans, at exercise prices ranging from $1.33 to $63.69 per share, with a weighted average exercise price of $12.36 and expiration dates ranging from January 6, 2009 to October 2, 2018; (ii) 386,763 shares were subject to unvested awards of restricted stock granted under the existing stock incentive plans, (iii) 244,344 shares were subject to unearned performance shares granted under the existing stock incentive plans; (iv) 702,548 shares remained available to support additional awards under Endocare’s 2004 Stock Incentive Plan; (v) 606,292 shares remained available to support additional awards under Endocare’s Employee Deferred Stock Unit Program; and (vi) 234,019 available to support additional awards under Endocare’s Non-Employee Director Deferred Stock Unit Plan.

Information about stock option and performance share awards granted in 2008 to the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers can be found in the table under the heading “Outstanding Equity Awards at 2008 Fiscal Year-End” on page 177 of this proxy statement/prospectus.

Participation in the 2009 Plan is in the discretion of the administrator. Accordingly, future participation by executive officers, other employees and directors under the 2009 Plan is not determinable. In addition, the benefits under the 2009 Plan that would have been received by or allocated to such persons for the last completed fiscal year had it been in effect cannot be determined.

The 2009 Plan is not exclusive and does not limit the authority of Endocare’s board of directors or the administrator to adopt such other incentive arrangements as they may deem desirable.

Additionally, upon consummation of the Merger, it is expected that approximately 764,918 shares of Endocare common stock will be issuable pursuant to the Galil options assumed in the Merger, and 129 Galil employees will be eligible to participate in the 2009 Plan.

Due in large part to market and general economic circumstances external to Endocare’s business, Endocare’s stock price has fallen over the past two years, which has caused a significant number of its outstanding stock option awards to be out-of-the-money (meaning the exercise price of the option is greater than the market price of a share of Endocare’s common stock). The Compensation Committee of Endocare believes, as a result of these options being out-of-the-money, the options fail to provide the appropriate long-term incentive for performance and retention of Endocare’s employee optionees. The Endocare Compensation Committee has therefore considered the possibility of seeking stockholder approval of a one-time exchange of certain options that would allow Endocare to cancel out-of-the-money stock options currently held by some of its employees (including potentially employees joining Endocare as a result of the Merger) in exchange for the issuance of new stock options or restricted stock units. If the Compensation Committee determines that it is in Endocare’s best interest to proceed with such an exchange, shares available under the 2009 Plan may be used for such purpose, however, Endocare does not intend to proceed with such an exchange without stockholder approval.

Equity Compensation Plan Information

The following table provides information as of December 31, 2008 with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

	A		B		C
					Remaining Available for
			Weighted Average		Future Issuance Under
	Number of Securities to		Exercise Price of		Equity Compensation
	be Issued Upon Exercise		Outstanding		Plans (Excluding
	of Outstanding Options,		Options, Warrants		Securities Reflected in
Plan Category	Warrants and Rights		and Rights		Column A)

Equity Compensation Plans Approved by Security Holders	1,693,959	(1)	$11.56	(3)	702,548	(5)
Equity Compensation Plans not Approved by Security Holders	291,010	(2)	$34.50	(4)	840,311	(6)
Total	1,984,969		$12.35	(3)(4)	1,542,859

(1)	Consists of 425,583 shares to be issued upon the exercise of options outstanding under the 1995 Stock Plan, 21,668 shares to be issued upon the exercise of options outstanding under the 1995 Director Option Plan, 859,945 shares to be issued upon the exercise of options outstanding under the 2004 Stock Incentive Plan and 386,763 shares to be issued upon the vesting of RSUs outstanding under the 2004 Stock Incentive Plan.

(2)	Consists of 46,666 shares to be issued upon the exercise of options outstanding under the 2002 Supplemental Stock Plan, an aggregate of 78,363 DSUs held by employees under our Employee DSU Program and an aggregate of 165,981 DSUs held by non-employee directors under our Non-Employee Director DSU Program.

(3)	The RSUs referred to above in footnote (1) are disregarded for purposes of calculating the weighted average exercise price because the RSUs do not have any exercise price.

(4)	The DSUs referred to above in footnote (2) are disregarded for purposes of calculating the weighted average exercise price because the DSUs do not have any exercise price.

(5)	Consists of shares available for future issuance under the 2004 Stock Incentive Plan. The number of shares of common stock available for issuance under the 2004 Stock Incentive Plan automatically increases on the first trading day of each calendar year by an amount equal to 3% of the total number of shares of common stock outstanding on the last trading day of the immediately preceding calendar year, but in no event will any such annual increase exceed 333,333 shares of common stock.

(6)	Consists of 606,292 shares available for future issuance under the Employee DSU Program and 234,019 shares available for future issuance under the Non-Employee Director DSU Program.

The above table does not include information for equity compensation plans assumed by us in connection with mergers and acquisitions of the companies which originally established those plans. As of December 31, 2008, a total of 1,621 shares of our common stock were issuable upon exercise of outstanding options under those assumed plans. The weighted average exercise price of those outstanding options is $21.75 per share. No additional options may be granted under those assumed plans.

Required Vote

The affirmative vote of the holders of a majority of the shares of Endocare’s common stock present in person or represented by proxy and voting on such matter at the special meeting is required for approval of Proposal 3. Abstentions and broker non-votes will not vote on the matter, and therefore will have no effect on the outcome of the proposal.

Recommendation of Board of Directors

Endocare’s board of directors unanimously recommends that Endocare’s stockholders vote FOR Proposal 3 to approve the Endocare, Inc. 2009 Stock Incentive Plan.

Proposal 4:

Approval of Amendment to Endocare’s Restated Certificate of Incorporation

General

At the special meeting, Endocare’s stockholders will be asked to approve an amendment to Endocare’s Restated Certificate of Incorporation, as amended (the “Amendment”), in order to increase the total number of shares of capital stock that Endocare is authorized to issue from 51,000,000 shares to 76,000,000 shares by increasing the total number of authorized shares of common stock from 50,000,000 shares to 75,000,000 shares.

The approval of both Proposals 1 and 2 is required for completion of the Merger. In addition, unless the Merger is completed, the Amendment will not be filed with the Delaware Secretary of State and the number of shares of capital stock that Endocare is authorized to issue will not be increased, whether or not approved by Endocare’s stockholders.

On January 21, 2009, Endocare’s board of directors approved the Amendment in the form attached hereto as Appendix D, subject to stockholder approval, and directed that the Amendment be submitted to a vote of Endocare’s stockholders. Endocare’s board of directors has determined that the Amendment is in the best interest of Endocare and its stockholders and recommends approval by Endocare’s stockholders. Pursuant to the Delaware General Corporation Law, Endocare is required to obtain stockholder approval to adopt the Amendment.

If the Amendment is approved by Endocare’s stockholders, the Amendment will become effective upon the filing with the Delaware Secretary of State, which filing is expected to occur promptly after the effective time of the Merger.

Endocare’s Restated Certificate of Incorporation, as amended, currently authorizes the issuance of up to 50,000,000 shares of common stock. As of the record date for the special meeting of Endocare’s stockholders, there were [ • ] shares of common stock issued and outstanding, [ • ] shares reserved for issuance pursuant to the terms of Endocare’s equity incentive plans and [ • ] shares reserved for issuance pursuant to the terms of Endocare’s outstanding warrants, leaving [ • ] shares of common stock available for future issuances.

Endocare expects to issue an additional 11,092,330 shares of common stock in the Merger, including the Escrow Shares, reserve an additional [ • ] shares of common stock for issuance pursuant to Galil options assumed in the Merger, issue an additional 16,250,000 shares of common stock in the Financing and reserve an additional 1,192,106 for issuance pursuant to the terms of Endocare’s outstanding warrants, as a result of the antidilution adjustment under the warrants resulting from the Financing. Assuming the issuance and reservation for issuance of these shares in the Merger and the Financing, the number of shares of common stock that will be available for future issuance will be [ • ]. Endocare’s board of directors believes that increasing the number of shares of common stock that Endocare is authorized to issue from 50,000,000 shares to 75,000,000 shares will provide Endocare with additional flexibility to issue common stock when advantageous market conditions present themselves. Endocare currently has no specific plans or understandings with respect to the issuance of any other common stock except as described in this proxy statement/prospectus.

The additional shares of common stock being authorized by the Amendment might be issued at times and under circumstances as to have a dilutive effect on earnings per share or the percentage ownership interest of the present holders of our common stock, none of whom have preemptive rights under our Restated Certificate of Incorporation, as amended, to subscribe for additional securities that we may issue.

The provisions of the Amendment discussed above summarize certain provisions of the Amendment and are qualified in their entirety by reference to the text of the Amendment, which is attached hereto as Appendix D. Before making a voting decision on this Proposal 4, stockholders are urged to read the entire text of the Amendment.

Required Vote

The affirmative vote of the holders of a majority of the outstanding shares of Endocare common stock as of the record date is required to approve the proposed Amendment to Endocare’s Restated Certificate of Incorporation, as amended. As a result, abstentions and, if applicable, broker non-votes will be treated as votes against the proposal.

Recommendation of Board of Directors

Endocare’s board of directors unanimously recommends that Endocare’s stockholders vote FOR Proposal 4 to approve the amendment to Endocare’s Restated Certificate of Incorporation, as amended, to increase the total number of shares of capital stock that Endocare is authorized to issue from 51,000,000 shares to 76,000,000 shares by increasing the total number of authorized shares of common stock from 50,000,000 shares to 75,000,000 shares.

Proposal 5:

Approval of Possible Adjournment of the Special Meeting

General

If Endocare fails to receive a sufficient number of votes to approve Proposals 1 through 4, Endocare may propose to adjourn the special meeting, if a quorum is present, for a period of not more than 30 days for the purpose of soliciting additional proxies to approve Proposals 1 through 4. Endocare currently does not intend to propose adjournment at the special meeting if there are sufficient votes to approve Proposals 1 through 4.

Required Vote

The affirmative vote of the holders of a majority of the shares of Endocare’s common stock present in person or represented by proxy and voting on such matter at the special meeting is required for approval of Proposal 5. The persons named in the enclosed proxy form will have the discretion, unless otherwise noted on any proxy form, to vote to adjourn or postpone the special meeting, subject to applicable law. No proxy that is voted against Proposals 1 or 2 will be voted in favor of any adjournment or postponement of the special meeting.

Recommendation of the Board of Directors

Endocare’s board of directors unanimously recommends that Endocare’s stockholders vote FOR Proposal 5 to approve a possible adjournment of the special meeting.

INFORMATION ABOUT THE COMPANIES

Endocare, Inc.

Overview

Endocare is specialty medical device company focused on improving patients’ lives through the development, manufacturing and distribution of health care products for cryoablation. Our strategy in the prostate and renal cancer markets is to further develop and increase the acceptance of our technology in the interventional radiology and oncology markets for treatment of liver and lung tumors as well as palliative intervention (treatment of pain associated with metastases), while achieving penetration across additional markets with our proprietary cryoablation technology. The term “cryoablation” refers to the creation inside the body of extremely low freezing temperatures which causes the destruction of cells within tissue and tumors, for therapeutic purposes. The term “cryoablation technology” refers to technology relating to the use of ice in surgical procedures, including cryoablation procedures.

Today, our FDA-cleared Cryocare Surgical System is used in the urological market for treatment of prostate and renal cancer. Because of our initial concentration on prostate and renal cancer, the majority of our sales and marketing resources are directed toward the promotion of our technology to urologists. We also employ a dedicated sales team focused on the interventional radiology market in which our products are used to treat renal, liver and lung cancer and for palliative intervention. In addition to selling our cryoablation systems and disposable products to hospitals and mobile service companies, we also contract directly with hospitals for the use of our Cryocare Surgical System and disposable products on a fee-for-service basis for a small portion of our business.

We were incorporated under the laws of the State of Delaware in May 1994. We maintain our principal executive offices at 201 Technology Drive, Irvine, California 92618, and our telephone number at that address is (949) 450-5400. Information regarding our financial condition and results of operations can be found in a separate section of this proxy statement/prospectus, beginning on page 127. We previously owned Timm Medical Technologies, Inc., a company focused on erectile dysfunction products. We sold Timm Medical to UK-based Plethora Solutions Holdings plc on February 10, 2006.

Advent of Cryoablation

Throughout the past two decades, the medical community has moved increasingly toward minimally invasive treatments for destroying cancerous tumors. This shift has been prompted by a variety of medical innovations including (1) major advancements in our ability to image or “see inside” the body using visualization technologies; (2) ablative technologies such as cryoablation, which can be performed from outside the body percutaneously, and (3) more precise methods for diagnosing, characterizing and targeting tumors inside the body.

Endocare is a pioneer of modern cryoablation, a minimally invasive procedure that freezes tissue to destroy tumor cells. Cryoablation was first developed in the 1960s and focused on the prostate cancer market. The early cryoablation technology, which used “cold probes,” or cryoprobes, was explored as a method to kill prostate tissue but was limited by imprecise targeting techniques and the inability to control the amount of tissue frozen during the procedure.

In more recent years, progress in ultrasound imaging and the advent of the Endocare Cryocare Surgical System and later Cryocare CStm Surgical System prompted the further evolution of cryoablation. Ultrasound allows a physician to guide the cryoprobes to the targeted tissue where the freezing system can be activated and the growth of ice around the diseased tissue can be more precisely controlled and monitored.

Existing Markets for Cryoablation

Endocare initially focused on developing treatments for prostate cancer. Incidence of prostate cancer has grown since 1980 and that disease is now the second most common cause of cancer-related deaths among men in the United States. The American Cancer Society in 2008 estimated there would be approximately 186,000 new cases of prostate cancer diagnosed and approximately 28,000 deaths associated with the disease in the United States during 2008. Prostate cancer incidence and mortality increase with age. Prostate cancer is found most often in men who are over the age of 50. According to the American Cancer Society, about 64 percent of men diagnosed with prostate cancer are age 65 or older. Incidence rates are higher in African American men. In addition to age and race, other risk factors are linked to prostate cancer, such as genetics, diet and exposure to environmental toxins.

Recently, we have added a new focus: the growing renal, or kidney, cancer market. The American Cancer Society estimates that approximately 54,000 people are diagnosed with renal cancer each year. Recent data, including five-year outcomes presented by The Cleveland Clinic for laparoscopic renal cryoablation and a Mayo Clinic study presented at the Radiological Society of North America conference in November 2007, have demonstrated the effectiveness of cryoablation in the destruction of renal tumors leading to increased cancer-free rates for patients when performed as a percutaneous procedure (without making an incision). Based on a recommendation from the American Medical Association, Medicare in 2007 created a clinical reimbursement code for percutaneous renal cryoablation.

Other treatments that make up our competition in the prostate and renal cancer markets generally include surgery, radiation (both external beam and seed, or brachytherapy) and other ablative treatments. Cryoablation is a minimally invasive procedure the urologists can perform independently. For radiation therapies, urologists must refer a patient for treatment to a radiation oncologist. Cryoablation offers the urologist both the opportunity to maintain continuity of patient care and to generate additional revenue, while providing clinical results on par with or superior to other treatment modalities.

Potential Future Markets

Endocare hopes to place a renewed emphasis on four other cancer markets within our currently FDA-cleared indications for use: liver metastases, lung, a broad market called palliative intervention, which includes tumors that have metastasized to such areas of the body as the bones, and an expansion of the prostate cancer market called focal or partial gland treatment.

According to American Cancer Society estimates, in the United States approximately 215,000 people a year will be diagnosed with lung cancer and approximately 21,000 will be diagnosed with liver cancer.

The bone cancer market, which is estimated to be 100,000 patients annually, is considered an important opportunity because of recent studies led by physicians at The Mayo Clinic. Initial results indicate that cryoablation could play a significant role in the treatment of these patients because it first destroys these metastasized tumors, but in so doing it also relieves the often debilitating and excruciating pain caused by the cancer. Based on the positive results of an initial study at The Mayo Clinic in the use of cryoablation as a treatment to relieve bone pain, the National Cancer Institute of the National Institutes of Health is supporting a multi-center study comparing the pain-reducing palliative effects of cryoablation and radiation therapy for patients who are experiencing focal pain from cancer that has metastasized to their bones. The prospective, randomized study, called Cryoablation And Radiation Effectiveness (CARE) for Bone Pain is evaluating the efficacy of percutaneous cryoablation compared to external beam radiation therapy as measured by pain relief, quality of life, analgesic use and complication rates.

We are working with some of the nation’s leading urologists and interventional radiologists in advancing a technique called focal or partial prostate gland treatment. Focal cryoablation is a prostate cancer treatment in which the ablation is confined to the known tumor location, thereby sparing surrounding tissue and avoiding side effects such as impotence or incontinence in the majority of patients. Much like the evolution that took place 30 years ago in the treatment of breast cancer in women, men’s health professionals are asking themselves if it is necessary to remove or destroy the entire prostate when the disease may be confined to only a portion of that gland. New diagnostic methods and the precision of ablative technologies such as our Cryocare CStm Surgical System have convinced leading physicians that focal cryoablation should become an important option for many men facing prostate cancer.

Endocare Cryoablation Technology Development

We have sought to develop our technology over time to increase the safety and efficacy of our products. In 1996, we developed our first generation eight-probe argon-based cryoablation system. Argon allows for room temperature gas to safely pass through the cryoprobe to create a consistent highly sculpted ablation zone. In 1997, we incorporated temperature-monitoring software to allow for continual feedback from the thermocouple tips. In 1998, we launched our CryoGuide intraoperative planning software, which allowed physicians better planning and targeting technology for use during a procedure. In 2000, we launched our 2.4 mm DirectAccess CryoProbe and CryoGrid which we believe shortened the time necessary to perform a procedure and added to the safety and ease of the procedure. In 2002, we developed and launched AutoFreeze, our innovative software technology that provides computer-controlled automated freeze/thaw cycles. In 2003, we launched our second generation Cryocare Surgical System, which we refer to as “Cryocare CS,” which integrated all the past and latest technology, including an on-board, integrated ultrasound device, into one complete system.

At the Annual Meeting of the American Urological Association in May 2006, we introduced the first variable cryoablation probe, referred to as the V-Probe. The V-Probe provides physicians the ability to “sculpt” different sized ablation zones to encompass tumors and tissue based on individual patient anatomy and needs. As previously announced, we currently are in the planning and design stage for the development of a nitrogen-based cryoablation system, which we refer to as the “Cryocare CN2 System.” Once development is complete, we expect to market the Cryocare CN2 System primarily to our interventional radiology and oncology customers and to customers in international markets where argon gas is not widely available.

Our System Solution: Cryocare CS

We believe Cryocare CS is the most sophisticated prostate cryoablation system currently available and combines the latest technology to enhance the speed and effectiveness of the procedure. Exclusive features of the Cryocare CS include an on-board training module, integrated color Doppler ultrasound designed specifically for the needs of prostate cryoablation, CryoGuide our patented intraoperative planning module, and AutoFreeze our patented treatment software that provides computer-controlled automated freeze/thaw cycles based upon target endpoint temperatures and continual feedback from the thermocouple tips.

The argon gas-based Cryocare CS accommodates up to eight independently operated cryoprobes and six thermocouples to allow physicians to monitor temperatures of tissue adjacent to the prostate in real-time. Our proprietary suite of cryoprobes is engineered to consistently produce sculpted ice conforming to the unique anatomy of the prostate. Our vacuum-insulated DirectAccess CryoProbes help deliver lethal ice in a controllable and repeatable fashion. Our CryoGrid, which is similar to a brachytherapy grid, is affixed to the ultrasound stepper and aids the physician with placement of the cryoprobes so that ice formation and lethal temperatures occur where necessary to destroy cancerous tissue but do not affect areas where tissue damage could cause harm.

Key Clinical Advantages of Our Cryocare CS System

Cryocare CS provides the following potential clinical advantages relative to other principal treatment options for prostate cancer.

•	High quality of life following treatment. Our minimally invasive procedure typically offers patients a short recovery period for prostate cancer therapy and may result in a lower incidence of certain side effects, including incontinence.

•	Treatment of patients who have failed radiation therapy. Cryoablation is an effective option that can be used to treat patients who have a recurrence following radiation therapy with potentially fewer side effects than radical surgery.

•	Treatment can be performed more than once. Regardless of what therapy is chosen, there is always a chance that the cancer will recur. Unlike radiation therapy or surgery, cryoablation can be repeated without increased morbidity.

•	Focal or partial gland treatment. Focal cryoablation is a prostate cancer treatment in which the ablation is confined to the known tumor location, thereby sparing surrounding tissue.

Marketing and Strategy

Cryoablation Products

Endocare’s objective in urology is to establish cryoablation as a primary treatment option for prostate and renal cancers. Our earlier commercial efforts were focused on direct-sales to hospitals and distributor sales of systems to third party service providers who would provide systems and technicians to hospitals where cryoablation procedures were performed.

In 2003, we redirected our urology strategy away from attempting to drive acceptance of cryoablation through sales of capital equipment into the urology market. Our primary objective for the urology portion of our business is now to grow market share, measured in terms of procedures and revenues, by establishing cryoablation as a primary treatment option for prostate and renal cancers. In 2004, 2005 and 2006, we derived a significant percentage of our revenues from recurring sales of disposable products used with the Cryocare Surgical System.

A cryoablation procedure requires the necessary sterile disposable products that are usually provided in the form of a kit. In addition to the cryoablation disposable products component, there is a service component. This service component consists of transportation and provision of equipment used in the procedure, plus the services of a technician to assist the urologist with use and monitoring of this equipment. In addition to the use of a Cryocare Surgical System, an ultrasound device is needed for visual monitoring of the prostate and ice formation, unless our Cryocare CS is used, since the Cryocare CS includes an on-board, integrated ultrasound unit. Tanks of argon and helium gas are needed for freezing and warming during the procedure. Frequently, this equipment is not stored on site but is mobilized and brought into the hospital for procedures by an independent third party who performs the service component of the procedure.

For urology procedures we typically sell the cryoablation disposable products to hospitals either as part of a procedure fee or separately, that is, without the service component. We also continue to sell our Cryocare Surgical Systems both to hospitals and service providers. For interventional radiology we will often place a system with a new customer under our placement program and sell cryoprobes directly to the hospitals or enter into an agreement to provide cryoablation services to the hospital, which includes providing the equipment, technicians and cryoablation disposable products necessary to perform the procedures. These agreements generally include the services of a third party provider contracted by us or the hospital to provide these services.

An important challenge we face in the prostate cancer market is to educate physicians and then to overcome any initial reluctance on the part of urologists so that they are able to incorporate cryoablation as a primary treatment option. Many times a physician’s initial reluctance may be based on her or his experiences or perception of the clinical failures experienced during earlier efforts to introduce the technology by other companies. See above under “Advent of Cryoablation.” In addition, we compete with other therapies that have proven effective in treating prostate cancer. Over 30 years of clinical data exist documenting the safety and efficacy of radical prostatectomy for prostate cancer. There are 20 years of clinical data supporting use of various forms of radiation treatment options such as brachytherapy and beam radiation treatments, which we estimate are used to treat over one third of all prostate cancer cases each year in the United States.

We believe cryoablation has clinical advantages for many patients over both the current most popular forms of treatment. While there are long-term clinical data available on radical prostatectomy, this treatment approach, typical of surgery in general, is characterized by a long recovery period combined with a relatively high incidence of side effects, including impotence and urinary incontinence. The appeal of radiation as a treatment alternative, particularly to patients, is that it is less invasive than surgery. Like radiation, cryoablation is less invasive and therefore has potentially fewer side effects than radical prostatectomy. Unlike radiation treatments, however, cryoablation treatments can be repeated on the same patient. In fact, our initial clinical successes in prostate cancer treatment were in treating patients who had failed radiation therapy. We also believe that cryoablation has significant economic benefits for payers. These benefits include shorter hospital stays for recovery and shorter procedure time as compared to radical prostatectomy, long term hormone treatment or radiation therapies, resulting in reduced expense to the payer.

Key elements in our strategy for overcoming the challenges we face in establishing cryoablation as a primary treatment option for prostate cancer are:

•	Increasing awareness in the urological community regarding the clinical benefits of cryoablation through our presence at major technical meetings and trade shows, publication of numerous scientific papers and articles on cryoablation and formation of a scientific advisory board to provide guidance and counsel to us regarding clinical matters and physician education;

•	Conducting post-market clinical studies to further demonstrate the safety and efficacy of cryoablation as a primary treatment of prostate cancer;

•	Conducting post-market clinical studies to further demonstrate the safety and efficacy of cryoablation as a salvage treatment for prostate cancer patients who have failed radiation treatments;

•	Conducting post-market clinical studies to further demonstrate the safety and efficacy of cryoablation as a treatment for renal tumors, which is another important component of the urology market for cryoablation;

•	Creating a significant number of new practicing cryosurgeons each year through our physician education program;

•	Endeavoring to ensure that reimbursement for cryoablation by Medicare and other payers is appropriate given the costs and benefits of the treatment;

•	Driving patient awareness through our direct-to-consumer marketing programs; and

•	Marketing our products to physicians and hospitals through our direct sales force.

Because of our initial concentration on prostate cancer, the majority of our sales and marketing resources are directed towards the promotion of cryoablation technology to urologists for the treatment of prostate and renal cancers. However, we are also expanding the reach of our technology across a number of other markets, including ablation of tumors in the lung and liver, as well as for palliative intervention (treatment of pain associated with metastases). Procedures for treatment of these cancers are typically performed percutaneously, using CT scanning technology, and are provided by interventional radiologists. In order to better understand and address the distinct needs of this new market, we have formed a dedicated sales team to work in developing these opportunities for application of our cryoablation technology.

Key elements in our strategy to establish new markets for cryoablation treatment of tumors, specifically in the interventional radiology and radiation oncology markets, are:

•	Conducting key clinical studies to demonstrate the safety and efficacy of cryoablation as a primary treatment for lung and liver tumors as well as for palliative intervention (treatment of pain associated with metastases), and

•	Formation of a dedicated sales group focused on the opportunities for cryoablation treatment approaches in these new markets.

Products

We currently market the following products:

Prostate and Renal Cancer:

•	Cryocare Surgical System — A cryoablation system with eight cryoprobe capability.

•	Cryocare CS System — A Cryocare Surgical System with onboard ultrasound.

•	CryoGuide — A computerized cryoprobe placement, simulation and guidance system for cryoablation.

•	Cryoprobes — Disposable probes used with the Cryocare Surgical System.

•	FasTrac — Percutaneous access device that allows one-step insertion of cryoprobes.

•	Urethral Warming Catheter — Disposable catheter used in prostate cryoablation procedures.

Additional Cryoablation Markets:

•	Cryocare Surgical System — A cryoablation system with eight cryoprobe capability specially configured for interventional radiology and oncology.

Raw Materials

We rely on third party suppliers to provide certain critical components for all of our product lines. In certain cases, the suppliers are our sole source of supply for these components. Our policy is to enter into long-term supply agreements that require suppliers to maintain adequate inventory levels and which contain other terms and conditions designed to protect us against unforeseen interruptions in their production. We endeavor to maintain adequate stock levels at our own locations to ensure an uninterrupted source of supply. We typically seek to establish secondary sources of supply or other manufacturing alternatives. Nevertheless, despite these efforts, it is possible that we may experience an interruption in supply of one or more of our critical components resulting in backorders to our customers. However, we believe that we could locate alternative sources of supply upon such terms and within such a timeframe as would not result in a material adverse effect on our business.

Patents and Intellectual Property

As of December 31, 2008, we have rights to 51 issued United States patents relating to cryoablation technology. Included within these 51 issued United States patents are 7 patents in which we have licensed-in rights. The remainder of the patents are assigned to us. Most of these patents relate to our cryoprobe technology for creating the freeze zone and precisely controlling the shape of the freeze zone produced by the cryoprobes. Additionally, certain patents relate to our computer guided system for assisting surgeons in properly placing cryoprobes in a patient, a computer-controlled cryoablation apparatus and method, a cryoablation integrated control and monitoring system and urethral warming technology. We also have rights to 14 pending United States patent applications relative to cryoablation technology. Additionally, we have rights to 57 foreign patents and pending foreign patent applications in this technology area. The earliest of our patents do not expire until 2011. Most of the earliest patents in our core technology area do not expire until about 2016.

Our policy is to secure and protect intellectual property rights relating to our technology through patenting inventions and licensing others when necessary. While we believe that the protection of patents and licenses is important to our business, we also rely on trade secrets, know-how and continuing technological innovation to maintain our competitive position. Given our technology and patent portfolio, we do not consider the operation of our business to be materially dependent upon any one patent, group of patents or single technological innovation.

Our policy is to sell our products under trademarks and to secure trademark protection in the United States and elsewhere where we deem such protection important.

No assurance can be given that our processes or products will not infringe patents or other intellectual property rights of others or, if they are held to infringe, that any license required would be made available under any such patents or intellectual property rights, on terms acceptable to us or at all. In the past, we have received correspondence alleging infringement of intellectual property rights of third parties. No assurance can be given that any relevant claims of third parties would not be upheld as valid and enforceable, and therefore we could be prevented from practicing the subject matter claimed or could be required to obtain licenses from the owners of any such intellectual property rights to avoid infringement.

We seek to preserve the confidentiality of our technology by entering into confidentiality agreements with our employees, consultants, customers and key vendors and by other means. No assurance can be given, however, that these measures will prevent the unauthorized disclosure or use of such technology.

Research Strategy

Our research goal is to develop innovative cryoablation technology that dramatically improves patient outcomes. Our primary focus is on developing devices for the treatment of prostate, kidney, lung and liver tumors and for palliative intervention. To that end, we endeavor to develop innovations that improve the safety and efficacy of our Cryocare Surgical System, as well as to explore new applications for use of our technology platform in the body.

We spent approximately $2.3 million, $2.8 million and $2.6 million for the years ended 2005, 2006 and 2007, respectively, on research and development activities from continuing operations, and $1.8 million for the nine month ended September 30, 2008.

Sales

We sell our products primarily to hospitals and third party service providers and have both domestic and international customers. One of our customers, Advanced Medical Partners, Inc., a subsidiary of HealthTronics, Inc., accounted for 42.1 percent of our total revenues in 2007, and 36.9 percent of our total revenues for the nine month ended September 30, 2008. The following products and services account for 15 percent or more of total revenues from continuing operations for each of the years ended December 31, 2005, 2006 and 2007, and the nine months ended September 30, 2008:

				Nine Months
		Year Ended		Ended
		December 31,		September 30,
	2005	2006	2007	2008

Cryoablation and urological products:
Cryocare Surgical Systems	*	*	*	*
Cryoprobes, disposables and procedures	94%	94%	93%	94%
Cardiac products (CryoCath)	*	*	*	*

*	These products account for less than 15 percent of total revenues.

We currently sell our cryoablation products domestically through our direct sales force, which as of December 31, 2008 consisted of 40 people, consisting of 34 sales representatives and sales managers and 6 cryoablation field technicians. Our strategy is to continue to introduce the clinical benefits of cryoablation to new physicians as well as educating physicians already performing cryoablation so that they are able to increasingly incorporate cryoablation into their practice. We also intend to create patient demand by providing education regarding the benefits of cryoablation therapy versus alternative treatment options and by using national advertising and other programs targeted directly at prostate cancer patients.

Internationally, our cryoablation products are sold primarily through independent distributors. Our international sales from continuing operations represented approximately 6.9 percent, 5.8 percent, 7.2 percent and 7.8 percent of our total revenue for each of the years ended 2005, 2006 and 2007, and the nine months ended September 30, 2008, respectively.

We derived our revenues from continuing operations from the following geographic regions for each of the years ended December 31, 2005, 2006 and 2007, and the nine months ended September 30, 2008, based on shipping destination:

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2005	2006	2007	2008
	(In thousands)

United States	$26,322	$26,379	$27,548	$21,825
International:
Canada	1,015	796	892	722
China	567	451	690	607
Other	370	364	557	518
Total international	1,952	1,611	2,139	1,847
Total revenues	$28,274	$27,990	$29,687	$23,672

Reimbursement

We sell our Cryocare Surgical System and related disposable products to hospitals and third party service companies that provide services to hospitals. While patients occasionally pay for cryoablation procedures directly, most patients depend upon third-party payers to pay for their procedures, including Medicare, Medicaid, Tricare and other federal health care programs, as well as private insurers.

Accordingly, our revenue is dependent upon third-party reimbursement, particularly Medicare, since the majority of patients receiving prostate cryoablation treatments using our products are Medicare beneficiaries. The mix of public/private payers for other cryoablation procedures varies by type of procedure.

Medicare reimbursement for cryoablation procedures using our products as a primary treatment alternative for localized prostate cancer began in July 1999. Effective July 2001, Medicare coverage was approved for secondary cryoablation treatment of prostate cancer patients who have failed radiation therapy.

When Medicare-reimbursed services are provided on an inpatient basis, the hospital is reimbursed under the Medicare prospective payment system, based on the applicable diagnosis related group. A single payment covers all facility services.

Outpatient reimbursement for cryoablation procedures for Medicare beneficiaries is in accordance with the Hospital Outpatient Prospective Payment System, or HOPPS. Under HOPPS, the hospital is paid on a per procedure basis, based on the ambulatory payment classification for the procedure. The payment to the hospital includes the per procedure share of the cost for any depreciable equipment, such as our Cryocare Surgical System, and the provision of disposable devices, such as our temperature probes and cryoprobes.

Clinical studies are in process and planned for percutaneous cryoablation of cancerous tissue in the kidney, lung and liver and palliative intervention for pain associated with metastases. After studies are complete coverage decisions and unique reimbursement codes will be sought from Medicare and private payers. As of January 1, 2008, a clinical CPT Category I code has been established for percutaneous renal cryoablation.

Clearance to market a new device or technology by the FDA does not guarantee payment by Medicare or other payers. Future devices and technology that we develop would have to be approved for coverage by Medicare after we obtain FDA approval or clearance. The Medicare approval process is lengthy and there is no assurance that Medicare approval would be granted. Each private insurer makes its own determination whether to cover a device or procedure and sets its own reimbursement rate.

Backlog

As of September 30, 2008, we had no backlog for our products. Our policy is to carry enough inventory to be able to ship most orders within a few days of receipt of order. Historically, most of our orders have been for shipment within 30 days of the placement of the order. Therefore, we rely on orders placed during a given period for sales during that period.

Manufacturing

We manufacture our Cryocare Surgical System and related disposables at our facilities in Irvine, California. We have been issued a Device Manufacturing License by the California Department of Health Services. Our license is renewable in April, 2009. Manufacturers of medical devices are required to manufacture devices in compliance with various federal, state and foreign requirements including compliance with FDA’s Quality System Regulation. Our manufacturing facility is subject to periodic inspections and/or audits by the State of California, FDA and other parties. Our facility has been inspected, most recently in 2008 by the California Department of Health Services. There are no outstanding non-conformities from the inspection.

Our manufacturing facility has been subjected to Quality System Regulation compliance inspections by the FDA most recently in June 2004. The inspection has been closed by the FDA. We most recently received ISO 13485:2003, CE Marking and Canadian CMDCAS certifications, indicating substantial compliance with European standards for a robust Quality Management System, quality assurance and manufacturing process control.

Government Regulation

Governmental regulation in the United States and other countries is a significant factor affecting the research and development, manufacture and marketing of medical devices, including our products. In the United States, the FDA has broad authority under the FD&C Act to regulate the development, distribution, manufacture, marketing and sale of medical devices. Foreign sales of medical devices are subject to foreign governmental regulation and restrictions that vary from country to country.

Medical devices intended for human use in the United States are classified into one of three categories, depending upon the degree of regulatory control to which they will be subject. Such devices are classified by regulation into either Class I (general controls), Class II (special controls) or Class III pre-market approval (PMA), depending upon the level of regulatory control required to provide reasonable assurance of the safety and effectiveness of the device.

Most Class I devices are exempt from pre-market notification (510(k)) or PMA. However Class I devices are subject to “general controls,” including compliance with FDA manufacturing requirements (Quality System Regulation (QSR), sometimes referred to as current good manufacturing practices or cGMPs), adverse event reporting, labeling and other requirements. Class II devices are subject to general controls, special standards and ordinarily to the pre-market notification requirements under Section 510(k) of the FD&C Act. For a 510(k) to be cleared by the FDA, the manufacturer must demonstrate to the FDA that a device is substantially equivalent to another legally marketed device that was either cleared through the 510(k) process or on the market prior to 1976. It generally takes four to twelve months from the date of submission to obtain 510(k) clearance although it may take longer. Class III is the most stringent regulatory category for devices. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general or special controls. Class III devices are usually those that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury. Class III devices also include devices that are not substantially equivalent to other legally marketed devices. To obtain approval to market a Class III device, a manufacturer must obtain FDA approval of a PMA application. The PMA process requires more data, including ordinarily data from clinical studies testing the device in humans, takes longer and is typically a significantly more complex and expensive process than the 510(k) procedure. Clinical studies of devices in humans are also subject to regulation by the FDA. Testing must be conducted in compliance with the investigational device exemption (IDE) regulations.

Our Cryocare Surgical Systems have been cleared for marketing through the 510(k) process.

We can provide no assurance that we will be able to obtain or maintain clearances or approvals for clinical testing or for manufacturing and sales of our existing products for all applications in all targeted markets, or that we will be able to obtain or maintain clearances or approvals needed to introduce new products and technologies. After a device is placed on the market, numerous regulatory requirements apply. These include, but are not limited to:

•	quality system regulation, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations, which require specific information on product labels and in labeling, prohibit certain information, prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; and

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include, but is not limited to, any of the following sanctions:

•	fines, injunctions, and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for 510(k) clearance or premarket approval of new products;

•	withdrawing 510(k) clearance or premarket approvals that are already granted; and

•	criminal prosecution.

Medical device laws are also in effect in many of the countries outside of the United States in which we do business. These laws range from comprehensive device approval and quality system requirements for some or all of our medical device products to simple requests for product data or certifications. The number and scope of these requirements are increasing. In June 1998, the European Union Medical Device Directive became effective, and all medical devices must meet the Medical Device Directive standards and receive CE mark certification. CE mark certification involves a comprehensive Quality System program, and submission of data on a product to the Notified Body in Europe.

We have obtained the CE mark certification for distribution of our Cryocare Surgical System in Europe and approval for distribution in Australia, Canada, New Zealand, China, Taiwan, Korea and Mexico.

Health Care Regulatory Issues

The health care industry is highly regulated and the regulatory environment in which we operate may change significantly in the future. In general, regulation of health care-related companies is increasing. Endocare anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery and payment systems. We cannot predict what impact the adoption of any federal or state health care reform measures may have on our business.

We regularly monitor developments in statutes and regulations relating to our business. We may be required to modify our agreements, operations, marketing and expansion strategies from time to time in response to changes in the statutory and regulatory environment. We plan to structure all of our agreements, operations, marketing and strategies in accordance with applicable law, although we can provide no assurance that our arrangements will not be challenged successfully or that required changes may not have a material adverse effect on our business, financial condition, results of operations and cash flows.

We believe that the following discussion summarizes all of the material health care regulatory requirements to which we currently are subject. Complying with these regulatory requirements may involve expense to us, delay in our operations and/or restructuring of our business relationships. Violations could potentially result in the imposition of civil and/or criminal penalties.

Anti-Kickback Laws

The federal health care program “anti-kickback” law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or in order to induce, (i) the referral of a person for services, (ii) the furnishing or arranging for the furnishing of items or services, or (iii) the purchase, lease or order or arranging or recommending purchasing, leasing or ordering any item or service, in each case, reimbursable under any federal health care program. Because our products are reimbursable under Medicare, Medicaid and other federal health care programs, the anti-kickback law applies. Many states have similar anti-kickback or anti-referral laws, and in many cases these laws apply to all patients, not just federal health care program beneficiaries. Noncompliance with, or violation of, the federal anti-kickback law can result in exclusion from federal health care programs and civil and criminal penalties. Similar penalties are provided for violation of state anti-kickback laws. Several federal courts have held that the anti-kickback law is violated if just one purpose of payment is to induce the referral of patients. To the extent that we are deemed to be subject to these federal or similar state laws, we believe that our activities and contemplated activities comply in all material respects with such statutes and regulations.

Regulations to the federal anti-kickback law specify payment practices that will not be subject to prosecution under the anti-kickback law. These are known as the “safe-harbors.” Failure to comply fully within a safe-harbor does not mean the practice is per se illegal, and many common arrangements in the health care industry do not fit within a safe harbor, yet are not violations of the anti-kickback law. Rather, if a practice does not fit within a “safe harbor,” no guarantee can be given that the practice will be exempt from prosecution; it will be viewed under the totality of the facts and circumstances.

Many of our relationships with customers, such as volume and other discounts, fit within a safe harbor. However, our service agreements with physician-owned entities (which constitute less than twenty percent (20%) of our urology business) do not fit completely within a safe harbor. For example, the safe harbor for equipment leases and the safe harbor for personal services both require that the aggregate amount of the rental or service payment be fixed in advance for the term of the arrangement, which must be at least one year. However, where the need for medical procedures is not known in advance, it is sometimes more appropriate to arrange for payment on a per procedure (also known as “per-click”) basis, rather than determining a year’s total compensation in advance. For the reasons described below, certain of our arrangements with physician-owned entities currently provide for payment on a per procedure basis.

In the case of cryoablation, hospitals often do not want to invest in the required capital equipment. Rather, hospitals enter into arrangements with specialty mobile service providers or equipment manufacturers to obtain the use of the necessary equipment and disposable products (such as cryoprobes), as well as technical support services, where applicable, on a per procedure basis. In the case of cryoablation equipment and disposables, some physicians have formed or invested in mobile service providers that provide cryoablation equipment, disposables and services directly to hospitals. In such cases, our relationship to the physician-owned entities is only as a seller of our products, where discounts are provided in accordance with the discount safe harbor. However, in some cases, we contract directly with hospitals to provide the necessary equipment/disposables and technical support. These contracts generally provide for the hospital to pay for the equipment/disposables and support package on a per procedure basis. Since we are primarily in the business of selling our equipment and disposable products, not providing services, when we contract to provide equipment to hospitals we typically subcontract with a mobile service provider or other equipment owner to furnish the equipment as our subcontractor. A significant number of these businesses are owned entirely or in part by urologists who purchase the equipment in order to make cryoablation available in their communities. Since the hospitals pay us on a per procedure basis, we in turn pay our subcontractors on a per procedure basis pursuant to service agreements. These service agreements do not meet a safe harbor since, as noted above, the safe harbors for equipment leases and service arrangements require that the aggregate payment for the term of the arrangement must be set in advance. Although the service agreements do not meet a safe harbor, our service agreements with physician-owned entities include a number of safeguards intended to address anti-kickback law concerns.

As noted above in the section entitled “Risks Related to Endocare and the Combined Company and the Industry in Which They Will Operate” as well as in the following section, arrangements with physician-owned entities that involve “per-click” leases will have to be restructured by October 1, 2009. We are pursuing restructuring options and expect that the restructured arrangements will continue to comply in all material respects with the federal anti-kickback law and similar state laws.

Patient Referral Laws

The Stark Law prohibits a physician from referring a Medicare patient for “designated health services,” or DHS, to an entity with which the physician has a direct or indirect financial relationship, whether in the nature of an ownership interest or a compensation arrangement, subject only to limited exceptions. The Stark Law also prohibits the recipient of a prohibited referral from billing for the DHS provided pursuant thereto. DHS include inpatient and outpatient hospital services.

Physicians who have an ownership or compensation relationship with the entities (such as mobile vendors) that furnish our equipment to hospitals, and the hospitals that obtain equipment and services directly or indirectly from such entities, are considered to have an “indirect compensation arrangement,” and therefore that relationship must meet a Stark Law exception in order for the physicians to make DHS referrals to the hospital.

As noted above in the section entitled “Risks Related to Endocare and the Combined Company and the Industry in Which They Will Operate,” CMS recently issued a final rule that includes amendments to the regulations that implement the Stark Law. Certain elements of the final rule that will be effective October 1, 2009 likely will require restructuring of our contracts with physician-owned entities that provide equipment and services in connection with our arrangements to furnish equipment, products and services to hospitals. The rule narrows the exception that, before October 1, 2009, was available for “per-click” lease arrangements in which a physician-owned entity is the lessor and receives a per-click payment, either directly or indirectly, from a DHS provider such as a hospital for space or equipment used by the hospital in the provision of services to patients, including patients who were referred by the lessor to the lessee. Such “per click” leases will no longer be eligible for a Stark Law exception. The arrangements where we hold the hospital contract and subcontract with a physician-owned entity constitute less than 20% of our urology business, and we are actively pursuing various restructuring options. At this time, we are unable to predict whether, and to what the extent, such restructuring will affect our business or future business arrangements, but there is no guarantee that it will not have an adverse effect on our business.

In addition, for the same reasons as noted above, by October 1, 2009, physician-owned entities that purchase our equipment and disposables and then furnish the equipment, disposables, and technical support services to hospitals on a “per click” basis will be required to restructure their “per click” contracts with the hospital or potentially divest the physician-owners. Although there is a reasonable position at this time that these entities can avoid divesture of their physician-owners, these entities will likely have to be restructured to address the Stark Law rule change effective October 1, 2009. A significant percentage of the urology cases using our equipment in hospitals involves the aforementioned “per-click” arrangement. We understand that these entities are also actively pursuing potential restructuring options. We expect that our arrangements and those of our customers involved in furnishing our products will be fully compliant with the new regulatory requirements before the October 1, 2009 deadline. Although too early to assess, it is possible that such restructuring will have an adverse effect on our business. Interventional radiology services outside of the urology business that involve use of our products generally do not involve physician-owned businesses, and therefore will not be affected by the new rule.

Many states also have patient referrals laws, some of which are more restrictive than the Stark Law and regulate referrals by all licensed healthcare practitioners for any health care services to an entity with which the licensee has a financial relationship unless an exception applies. Such laws in particular states may prohibit us from entering into relationships with physicians and physician-owned entities, which may limit business development.

HIPAA and Other Privacy Laws

As of April 14, 2003, the privacy regulations developed under the Health Insurance Portability and Accountability Act of 1996, referred to as “HIPAA,” took effect. The privacy regulations place limitations on a “covered entity’s” use and disclosure of identifiable patient information, including research data. While Endocare is not a “covered entity” under HIPAA, Endocare’s relationships with covered entities, such as hospitals and physicians, sometimes implicate HIPAA. Accordingly, Endocare has adopted policies and procedures regarding confidentiality and each employee who comes into contact with Protected Health Information (PHI or patient data) is trained in the proper handling of such information. Endocare has also established procedures to determine when Endocare is required to sign a “business associate agreement” with a covered entity in connection with receipt of PHI and when such measures are not required.

We believe that we have implemented appropriate measures to ensure that our relationships with covered entities are appropriate and consistent with HIPAA. However, there are many uncertainties remaining about how HIPAA applies to medical device companies, and no assurance can be given that HIPAA will not be interpreted in a manner that will hamper our ability to conduct medical research and receive medical information for other purposes as well.

Other United States Regulatory Requirements

In addition to the regulatory framework for product approvals, we are and may be subject to regulation under federal and state laws, including requirements regarding advertising and promotion, occupational health and safety, laboratory practices and the use, handling and disposing of toxic or hazardous substances. We may also be subject to other present and future local, state, federal and foreign regulations.

Seasonality

We believe that holidays, major medical conventions and vacations taken by physicians, patients and patient families may have a seasonal impact on our sales of cryoablation products because cryoablation procedures can be scheduled in advance. For example, for the past several years, we have noted that the three months ended September 30 each year result in revenues that are lower than during the three months ended June 30 each year.

Competition

The cryotherapy products manufactured and distributed by Endocare and Galil compete vigorously with other treatment modalities. Endocare and Galil believe that their primary competition consists of other, better-established modalities of treatment for prostate cancer, including surgery, which is considered the “gold standard,” and radiation therapies that presently dominate the market. Significant competitors in the area of prostate cancer and other tumor ablation (renal, liver, lung, palliative intervention, and, in the case of Galil, women’s health) include companies that offer one or more of the following products: surgical devices (such as robotic surgery equipment); intensity-modulated radiation therapy (IMRT), image-guided radiation therapy (IGRT), brachytherapy seeds and other forms of radiation therapy; and other ablation products such as microwave and radiofrequency ablation (RFA) products. Additional devices in development, such as high intensity focused ultrasound (HIFU), may be competitive devices in the future. Many of the existing and potential competitors of Endocare and Galil have significantly greater financial and human resources than they do.

Employees

As of December 31, 2008, we had a total of 120 employees. Of these employees, 8 are engaged directly in research and development activities, 7 in regulatory affairs/quality assurance, 28 in manufacturing, 52 in sales, marketing, clinical support and customer service and 25 in general and administrative positions. We have never experienced a work stoppage, none of our employees are represented by a labor organization, and we consider our employee relations to be good.

Properties

Our executive offices, as well as our principal manufacturing and research facilities, are located in a 28,000 square foot facility in Irvine, California. The lease for this facility expires in 2010, with an option to extend the lease for an additional five years. We believe that our property and equipment are generally well maintained, in good operating condition and are sufficient to meet our current needs.

Legal Proceedings

Endocare is a party to lawsuits in the normal course of its business. Litigation and governmental investigation can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Significant judgments or settlements in connection with legal proceedings may have a material adverse effect on our business, financial condition, results of operations and cash flows. Other than as described below, we are not a party to any legal proceedings that we believe to be material.

Governmental Legal Proceedings

The FTC has opened a preliminary investigation into whether the proposed Merger with Galil violates Section 7 of the Clayton Act, as amended, 15 U.S.C. § 18, or Section 5 of the FTC Act, as amended, 15 U.S.C. § 48. The parties are cooperating fully with the FTC’s investigation and have provided the FTC with information and materials on a voluntary basis.

Orange Acquisitions Ltd.

Orange Acquisitions Ltd. is a wholly owned subsidiary of Endocare. It was incorporated under the laws of the State of Israel solely for use in the Merger and has never conducted any business other than in connection with the Merger.

Galil Medical Ltd.

Overview

Galil has been a leader in the development of cryotherapy systems and disposables for minimally invasive ablation of benign and malignant tissues. Galil’s cryotherapy technology platform utilizes the smallest, most minimally invasive needles available in the market, helping to potentially reduce trauma to external and internal tissue and structures. Galil’s capabilities include real-time monitoring of internal tissue temperatures by providing four independent temperature readings per needle by using Galil’s 17 gauge Multi-point Thermal Sensors (MTStm). MRI-compatible cryoablation needles and Thermal Sensors, single-gas cryoablation procedures using the i-Thawtm technology, and advanced pre-planning software capabilities (IceVuetm) are also unique to Galil. For a general description of cryoablation and cryoablation technology and a discussion of the historical development of cryoablation technology, see the sections entitled “Endocare, Inc. — Overview” and “Endocare, Inc. — Advent of Cryoablation” beginning on page 102 of this proxy statement/prospectus.

Galil’s strategy is to strengthen cryotherapy’s presence in the prostate cancer and renal cancer markets, while further developing and increasing the acceptance of Galil’s technology in the treatment of bone, lung and liver tumors. Galil’s product pipeline includes developing cryoablation products for the treatment of uterine fibroids, a CE approved treatment which is currently in the phase of pivotal clinical studies in the United States, and cryoablation of breast benign tumors (fibroadenoma), an FDA and CE approved procedure. Galil’s current physician specialty focus is urology and interventional radiology. In the future, Galil anticipates that it will also work with other physician specialties such as gynecologists, surgical oncologists, breast surgeons and pulmonologists as Galil increases the disease state treatments in which Galil’s technology is utilized.

In recent years, progress in different forms of imaging and the advent of Galil’s cryoablation systems and ultra-thin needles prompted the evolution of cryoablation. Improved imaging allows a physician to guide the cryoablation needles to the targeted tissue where the freezing system can be activated and the growth of ice around the diseased tissue can be more precisely controlled and monitored. The modern freezing agent or cryogen used is argon, which is a highly controllable and predictable medical gas.

Galil’s unique cryotherapy technology platform is based on a family of proprietary 17 gauge (1.47mm) needles with different ice-ball dimensions and shapes. Ice-ball sizes can also be controlled by software during the procedure. Galil’s ultra-thin needles are associated with less patient discomfort and lower morbidity. Additionally, the needles excellent echogenicity results in dramatically improved control of needle insertion and placement under ultrasound, CT and MRI, allowing physicians to ablate a clearly-defined area, create precise margins and avoid damaging adjacent healthy tissue.

Galil was incorporated under the laws of the State of Israel in December 1996. Galil maintains its executive offices at 1 Tavor Building, Yokneam Industrial Park, 20692 Israel, and the telephone number at that address is +972-(0)4-909-3200. Information regarding Galil’s financial condition and results of operations can be found in a separate section of this proxy statement/prospectus, beginning on page 152. Galil owns three subsidiaries: Galil Medical Inc., with offices at 410 Plymouth Road, Suite 130, Plymouth Meeting, PA 19462 USA (telephone number (484) 530-4000); Galil Medical UK Ltd., with offices at the Office Building, Suite 21, Gatwick Road, Manor Royal, Crawley, West Sussex RH10 9RZ, United Kingdom (telephone number +44 (0)1-293-459848); and Galil Italy Srl, with offices at Via Valentino Mazzola, 18, Rome 00142, Italy.

Potential Future Markets

Galil initially focused on the prostate cancer market and, since 2007, has expanded its focus to the growing renal cancer market. For a general discussion of these existing markets for cryoablation and competitive treatments to cryoablation in these markets, see the section entitled “Endocare, Inc. — Existing Markets for Cryoablation” beginning on page 102 of this proxy statement/prospectus.

Galil believes that its cryo technology is potentially appropriate to treat other soft tissue tumors within its current FDA-cleared indications for use. Some of these disease states include: breast fibroadenomas and liver metastasis. Other applications (disease states) are covered by a “general indication” as cleared by the FDA.

Examples of these disease states include lung cancer (primary and metastatic), palliative intervention (including bone metastasis), and primary liver cancer. Finally, Galil also believes its technology may be appropriate for the treatment of uterine fibroids.

According to recently published statistical data1:

•	In the United States approximately 21,000 patients will be diagnosed with liver cancer and 200,000 patients with liver metastases originating from other primary cancer sites.

•	About 400,000 cases of cancer metastases in the bone are diagnosed annually, often involving debilitating and excruciating pain. Initial results indicate that cryoablation could play a significant role in the treatment of these patients by palliating their pain and potentially achieving a local curative effect.

•	Approximately 800,000 women in the United States and 500,000 in Europe are diagnosed with breast fibroadenoma each year. Many of these women can potentially benefit from the optimal aesthetic results associated with cryoablation using Galil’s ultra-thin needles.

•	As well, approximately 200,000 hysterectomies are performed in the United States each year due to uterine fibroids. A large percentage of patients could potentially be safely and effectively treated with laparoscopic or transvaginal cryoablation.

With respect to the treatment of prostate cancer, Galil believes that the use of cryo technology might be effective as a focal or partial gland treatment in earlier stages of prostate cancer. Men’s health professionals and patients alike are seeking new treatments that may not require the removal or destruction of the entire prostate when the cancer only affects a portion of the gland. Such a treatment currently being studied is focal or partial prostate gland treatment. Focal ablation is a general term that describes the relatively new concept of using energy to target the specific areas of the prostate where cancer tumors are located. Today, identifying prostate tumor locations in a specific patient is largely dependent on biopsy results. Biopsies have the known risk of false negative results. In the future, it is hoped that improvements in imaging will allow physicians to specifically “see” the tumors in the prostate, thereby reducing the risk of false negative diagnoses.

Galil, working with some of the nation’s leading urologists, has designed, but not yet begun to enroll patients in, a controlled clinical study in order to better understand the clinical efficacy of focal cryoablation using currently available biopsy techniques. With the introduction of new diagnostic methods and more precise ablative technologies, focal cryoablation could become an important option for prostate cancer patients.

Funding will be required for Galil to invest in the research and development work and clinical studies that are necessary to pursue all of the additional indications above.

1  American Cancer Society Cancer Facts and Figures 2008; “Women’s Health: Fibroid Market Heats Up”, Medtech Insight, January 2005; U.S. National Cancer Institute

Galil’s Cryoablation Technology Development

Galil’s technology evolution is manifested through four generations of cryoablation systems, each presenting with more robust hardware design, and increasingly sophisticated software capabilities. Along with Galil’s systems, Galil has introduced numerous new products into the market, including several generations of cryoablation probes and needles, culminating in Galil’s breakthrough family of 17 gauge (1.47 mm) cryoablation needles and thermal sensors. The evolution of these platforms, along with additional unique capabilities that evolved with time, is depicted in the following table:

	First Generation	2nd Generation	3rd Generation	4th Generation

Launch Year	1998	1998-2000	2001-2005	Since 2006
Cryoablation System	CryoHittm helium/argon	CryoHittm MRI SeedNet®	SeedNet® Gold SeedNet® Gold MRI	Presice®
Cryoablation Probes/Needles Diameter	3.4 mm	2.4 mm	1.47 mm (IceRod® IceSeedtm, and MRI-compatible IceRod®)	1.47 mm i-Thawtm
Unique Capabilities		MRI compatible needles (3.4, 2.4 mm)	1.47 mm Thermal Sensors and MRI-compatible sensors	Multi-point Thermal Sensors (MTStm)
Argon only mode (i-thawtm)

Galil’s System Solutions

Presice®

Galil’s flagship system, the Presice® System, was launched during 2006. Primarily positioned for urology applications, the system includes a number of proprietary and unique features:

•	Supports up to 25 needles, 3 MTStm and 5 Thermal Sensors (TS)

•	Planning and simulation software (IceVuetm)

•	A 17” touch-screen, mounted on an articulated arm, with virtual keyboard capabilities — allowing for one-person operation

•	MTStm, which allows for better control of ablation procedures by monitoring 4 different temperature points on one needle.

•	i-Thawtm needle technology for one-gas (argon) cryoablation, simplifying procedure logistics and costs

•	High-end maneuverability capabilities enabled through the recent development of a new set of cart, wheels and handle

•	Designated urethral warmer

•	Integrated thermal printer

•	Extensive procedure reporting capabilities

Each of these technological innovations brings unprecedented clinical value to the physician, and drives improved patient outcome and greater potential for wide adoption of cryotherapy as a preferred treatment. With the recent developments pertaining to the system’s hardware and new software version, we believe that the Presice® is currently the most robust and reliable system available in the market.

SeedNet® Gold and SeedNet® Gold MRI

Galil’s SeedNettm Gold system is designed to operate in hospitals and ambulatory service centers (ASC). This system lends itself to image-guided cryoablation under ultrasound and CT guidance, and can be configured to operate in MRI environment, allowing for precise control and monitoring of needle insertion and placement and iceball formation. Galil’s “SeedNettm Gold MRI” is the only cryoablation solution available in the market today for MR-guided cryoablation, owing to Galil’s unique MRI-compatible cryoablation needles and Thermal Sensors.

Isistm

Galil’s mini system, the Isistm, is currently under development and is a scaled-down model of the fourth-generation cryo Presice® platform. Galil’s mini system is designed to meet the space limitations and low operating costs of a physician’s office, uniquely designed to serve the treatment of breast fibroadenoma and potentially the treatment of uterine fibroids. The system can be manufactured with a single small argon-only gas canister that provides the gas for the freeze-thaw using Galil’s i-Thawtm technology, or as a standard argon — helium cryoablation system. In addition, the user-friendly system allows for operation and control by a single user through a compact remote-control device.

Galil’s Family of 17 Gauge Cryoablation Needles

Galil offers patented 17 gauge (1.47 mm) straight and 90-degree disposable cryoablation needles for truly minimally-invasive cryoablation procedures. Galil’s 90-degree needles are specifically designed for CT-guided procedures in which a patient is being moved in and out of the scanner for real time image capture and review. A variety of cryoablation needle types, standard configurations and software control enables sculpting of a precise freeze zone for patient-specific treatment. Galil’s 17 gauge needles possess several unique advantages:

•	Ultra thin cryoablation needles, allowing for minimal external tissue trauma, bleeding, and minimal damage to internal healthy tissue and structures

•	The only MRI-compatible cryoablation needles available in the market today

•	I-Thawtm needles, the only cryoablation needles allowing for single-gas (argon) cryoablation procedures

•	Excellent echogenicity, resulting in optimal visualization under ultrasound, CT, and MRI

•	A sharp trocar-like tip, eliminating the need for an incision before needle insertion

•	Availability of standard brachytherapy template for needle insertion in prostate procedures, compatible only with Galil’s ultra-thin needles

Key Clinical Advantages of Galil’s Cryoablation Solution

Potential clinical advantages of Galil’s cryoablation systems and its 17 gauge cryoablation needles include:

•	Less patient discomfort. Galil’s minimally invasive procedures may result in lower incidence of certain negative side effects and a higher quality of life following treatment.

•	Alternative options. Patients for whom radiation therapy has failed have few options. Cryoablation, however, offers an alternative option that has the potential to help these patients effectively and possibly avoid radical surgery.

•	Repeat treatments possible. Unlike other cancer treatments such as radiation or surgery, cryoablation therapy can be repeated without increased morbidity should a patient’s cancer recur.

•	Focused treatment. Focal or partial gland treatment allows the ablation to be confined to specific areas affected by the tumor and consequently spares unaffected surrounding tissue.

Marketing and Strategy

One of Galil’s main marketing objectives is to establish cryosurgery as a primary treatment option for prostate and renal cancers. The cryoablation procedure consists of various components: sterile disposable products provided by Galil in procedure kits; cryoablation system equipment and an ultrasound device; tanks of argon and helium used for freezing and warming during the procedure and service technicians to assist urologists with the use and monitoring of the equipment until proficiency is achieved.

Galil’s primary objective for the urology portion of its business is to grow its market share of the total treatments for prostate and kidney cancers. Galil measures market share in terms of procedures and revenues for prostate and renal cancers. Therefore, Galil derives a significant percentage of its revenues from recurring sales of disposable products used with its cryoablation system.

A smaller, but rapidly growing piece of Galil’s business is renal tumor procedures performed by interventional radiologists. The sales and marketing strategy for these customers is similar to our urology customers. One of Galil’s primary objectives in this line of business is to increase the awareness of the effectiveness of cryotherapy within interventional radiology as compared to the current treatment modalities utilized by interventional radiologists.

United States

In the United States, Galil utilizes two unique models to deliver disposable products and equipment — the direct sales/placement of the system at the site of care or the use of third party mobile providers. Under the mobile provider model the equipment is not stored on site but is mobilized and brought into the hospital for procedures by an independent third party who performs the service component of the procedure. In this model, the independent third party often times purchases the disposable procedure kit and resells it to the hospital (this model accounts for 60% of Galil’s business). The direct sales/placement model is defined as the equipment residing at the facility, typically under an equipment use fee. Under this model, the hospital purchases the disposable procedure product directly from Galil. The sale of a system to a hospital represents a very small percentage of Galil’s total revenues in the United States. The independent mobile providers purchase (or lease) the cryoablation systems from Galil.

Europe

Galil generates revenues in Europe from sales of disposable cryoablation needles, thermal sensors, and accessories. Galil sells and places its systems, with most of the systems placed upon a customer’s commitment to a predefined minimum number of annual procedures. Galil executes through a direct sales model in some European countries, while in others Galil sells through local distributors and agents.

While the majority of sales in Europe originate from the prostate cancer and kidney cancer market, Galil’s image-guided cryoablation business in Europe is rapidly developing, with more and more interventional radiologists adopting cryoablation as a feasible modality of treatment in cancer sites such as kidney and liver.2

Asia

In Asia, Galil sells both systems and disposables, executing sales through local distributors. As one of the distributors is an MRI manufacturer, bundling strategies are often leveraged to enhance the sales of cryoablation systems.

There is a relatively high penetration rate of interventional radiology in the Asian markets. In the Asian markets, Galil primarily sells to interventional radiologists whereas in the United States and Europe, Galil primarily sells to urologists. As a result, our cryoablation business in interventional radiology in the Asian markets is relatively predominant to the United States and Europe, and accounts for a significant portion of revenues, specifically as it relates to the treatment of renal and liver cancers.

Patient and Physician Marketing

Marketing to prostate cancer patients will be an important part of Galil’s sales and marketing strategies in the future. Typically, a patient with prostate cancer diagnosis is encouraged by his physician to actively participate in the creation of the treatment path for his prostate cancer. Galil will be investing in market research to better

2  As noted in physicians interviews conducted as a part of Galil’s internal market research and participation in industry conferences, such as CIRSE (European interventional radiology meeting, which took place in September 2008).

understand how men with prostate cancer (and their partners) educate themselves on the various prostate cancer treatment options that are available.

Galil would like to see urologists incorporate cryoablation as part of their routine prostate cancer treatment options. To do this, Galil must work to educate and inform urologists about the cryoablation procedure. A physician may initially be hesitant about newer procedures because of various factors which may include failed clinical trials or complications related to such procedures experienced in the past by other companies who sought to introduce the treatment. See “Endocare, Inc. — Advent of Cryoablation” beginning on page 102 of this proxy statement/prospectus. Additionally, there are other, more established therapies that have proven effective and successful in treating prostate cancer over the years, so urologists may depend on these treatments rather than seek out newer alternatives. However, the American Urological Association recently published “Best Practice Guidelines” for prostate cryoablation which confirms cryosurgery is an appropriate treatment option for prostate cancer:

For PRIMARY PROSTATE CANCER:

•	Primary cryosurgery is an appropriate treatment option for men with clinically organ-confined, non-metastatic prostate cancer (T1 — T3)

•	Regardless of grade

And for SALVAGE PROSTATE CANCER:

•	Salvage cryosurgery is a suitable option for men who have failed radiation therapy

•	Most effective in men with organ-confined disease, PSA<10ng/dl and no metastases confirmed by a positive biopsy

In addition, prostate cryoablation provides a number of benefits over alternative treatments, including the following:

•	Typically done as an outpatient procedure; choice of general or regional anesthesia

•	10 year data available demonstrating prostate cryoablation is comparable to surgery and radiation disease free survival rates.[3]

•	A faster recovery than surgery and lower risk of potential side effects and complications such as incontinence

•	radiation free procedure — no radiation or radioactive substances are left in the body

•	No major surgery, which means the patient returns to normal activities in a few days

•	Provides an excellent treatment option when previous treatments have failed

There are 20 years of clinical data supporting use of various forms of radiation treatment options such as brachytherapy and beam radiation treatments, which Galil estimates are used to treat over one third of all prostate cancer cases each year in the United States. Thus, there are many challenges in establishing cryoablation as a primary option for treating prostate cancers. Galil actively seeks to overcome these challenges by remaining committed to physician and patient education, training and awareness, product development and improvement, participation in clinical studies and continued marketing efforts.

In addition to the promotion of cryoablation technology to urologists for the treatment of prostate and renal cancers, Galil has begun to extend its sales and marketing resources to a focus on the image-guided treatment of renal tumors through interventional radiologists who utilize CT or MRI scanning technology.

3  “Ten-Year Biochemical Disease Control for Patients with Prostate Cancer Treated with Cryosurgery as Primary Therapy.” by Jeffrey K. Cohen, Ralph J. Miller Jr., Sharmila Ahmed, Meredith J. Lotz, and John Baust, Urology 71: 515-518, 2008.

Based on the five-year outcomes by the Cleveland Clinic for laparoscopic renal cryoablation versus radio frequency ablation (RFA) and the Mayo Clinic study regarding a percutaneous cryoablation procedure for renal cancers, cryoablation is quickly becoming the treatment of choice for renal cancers less than 4 cm in diameter. In 2007, based on a recommendation from the American Medical Association, Medicare created a clinical reimbursement code for percutaneous renal cryoablation.

Galil will also be seeking to apply its technology to a number of other markets, including image-guided ablation of tumors in other cancer sites, cryoablation of benign breast tumors (fibroadenoma), as well as palliative intervention (treatment of pain associated with metastases).

Another important target market for Galil’s cryoablation technology is the uterine fibroid market, in which Galil offers a new procedure utilizing cryoablation. The procedure is approved for marketing in Europe. Galil is currently preparing for the launch of a pivotal clinical study in the United States, after which Galil expects to receive FDA clearance for the marketing of this treatment in the United States. Galil will also need to pursue reimbursement in the United States for the procedure. Galil anticipates minimal sales and marketing effort on its part in support of this procedure in Europe until Galil has significantly more clinical experience, both in the United States and Europe.

Products

Galil currently markets the following products:

Cryoablation Systems

•	Presice® System — Galil’s flagship cryoablation system, supporting up to 25 cryoablation needles, 3 MTS and 5 TS capability, real-time ultrasound monitoring, single-gas capabilities, and pre-planning software.

•	SeedNet® Gold System - A cryoablation system supporting up to 25 cryoablation needles and 5 TS, positioned for the urology and interventional radiology / interventional oncology markets.

•	SeedNet® Gold MRI System - A cryoablation system with up to 25 cryoablation needles, especially designed to facilitate MR-guided cryoablation procedures, using Galil’s MRI-compatible cryoablation needles and thermal sensors. Especially positioned for the interventional radiology / interventional oncology market.

Disposable Cryoablation Needles and Thermal Sensors

•	17 Gauge Cryoablation Needles - Disposable ultra-thin needles designed for use with Galil’s systems. Needles are provided in straight and/or 90-degree design. The IceRod®and IceSeedtm needles are also available in i-Thawtm (single gas) design.

Galil’s family of 17 gauge cryoablation needles currently includes the following needle types:

	Straight	90°

Presice	IceSeed	IceSeed
	IceSphere	IceSphere
	IceRod	IceRod
IceRod-i-Thaw
IceBulb
SeedNet	IceSeed	IceSeed
	IceSphere	IceSphere
	IceRod	IceRod
IceBulb
MRI SeedNet	IceSeed MRI	IceSeed MRI
	IceRod MRI	IceRod MRI

•	17 Gauge Thermal Sensors — Galil offers 17 gauge TS providing real-time temperature reading near the needle’s tip, MTS providing four independent temperature readings along each needle:

	Straight	90°

Presice	TS	TS
MTS
SeedNet	TS	TS
MRI SeedNet	TS MRI	TS MRI

Accessories

•	Urethral Warmer — A reusable electronic device which provides circulation of warm saline to heat the urethral tissue in prostate cryoablation procedures. The system is comprised of a fluid warmer and a roller pump.

•	Urethral Warming Catheter Set — The set includes three disposable components: a urethral catheter, a warmer cassette, and warmer tubing. The set is used in prostate cryoablation procedures.

•	Prostate Template — Similar to a brachytherapy template, the template eases insertion of needles and aids in proper configuration of needles.

•	Needle Testing Device (NTD) - Used to perform the required Integrity and Functionality Test for each needle. The NTD is comprised of a needle holder, a clear plastic container, clamp and screw. It can be attached to any sterile surface or IV pole.

Raw Materials

Third party suppliers provide various components for all of Galil’s products. In some cases, these suppliers may be the only source for these necessary components. To avoid inadequate inventory, Galil often enters into long term supply contracts with the third party suppliers pursuant to which the suppliers are required to maintain certain levels of inventory available to Galil. Such contracts protect Galil from interruptions in production. In addition, Galil tries to keep its own inventory at an adequate level and seeks secondary sources of supply and other manufacturing alternatives to avoid full dependence on third party suppliers. Despite such efforts, Galil may experience interruptions in production of one or more components which would result in customer backorders. Galil does not believe, however, that this would result in a material adverse effect on its business because acceptable alternative sources of supply could most likely be located within an adequate timeframe.

Patents and Intellectual Property

Galil has a large intellectual property portfolio covering cryosurgery core technology, devices and treatment methods. As of September 30, 2008, Galil owns 33 patents worldwide and 66 applications at various stages. Included within these issued patents are 4 patents which were transferred to Galil by Rafael Advanced Defense Systems Ltd. at Galil’s inception. The earliest of these patents does not expire until 2014 while most patents in core technology areas do not expire until 2016.

Key Galil patents include the following:  low-diameter needles (less than 2mm) which inflict less overall trauma, internal and external thermo sensors, cryosurgery control means, three-dimensional imaging and planning and procedure methods.

Because of the size and scope of Galil’s patent portfolio, Galil does not believe its business to be materially dependent upon any one or any group of these patents or any single technological innovation. Galil relies on trade secrets, know-how and continuing development to support its competitive position.

Galil secures its intellectual property rights relating to its cryosurgery technology through patenting, trademarking and licensing certain inventions when appropriate. Galil, however, can give no assurance that its products will not infringe on the patents or intellectual property rights of other parties or that any necessary licenses would be available to Galil on acceptable terms and conditions. Galil has, at times, received notice from third parties of alleged intellectual property infringement. Galil cannot equivocally state that these third party claims would not be deemed valid and enforceable. If such claims were deemed valid, Galil could potentially be prohibited from using the subject patented matter, or Galil could be required to obtain licenses from the owners of the intellectual property rights so as to avoid infringement.

Galil enters into confidentiality agreements with certain of its employees, consultants, customers and vendors to preserve the confidentiality of its products and technologies. Galil cannot, however, assure that these practices will prevent unauthorized disclosure or use of such products or technologies.

Research Strategy

Galil is committed to new product development to maintain its position in the cryotherapy market. Galil intends to continue to invest and focus its ongoing research and development efforts on the improvement of the delivery and effectiveness of its product platform, solutions both for its existing and targeted applications as well as for additional applications beyond the prostate and renal cancer markets.

Galil spent approximately $5.2 million, $1.4 million and $1 million for the years ended 2007, 2006 and 2005, respectively on research and development activities and $5.7 million for the nine months ended September 30, 2008.

Sales

Galil sells its products in the United States primarily to hospitals, ASCs and third party service providers. In international markets (Europe and Asia), Galil also sells through distributors. The following products and services account for 15 percent or more of total revenues for each of the years ended December 31, 2006 and 2007, and the nine months ended September 30, 2008:

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	September 30,
	2006	2007	2008

Cryoablation Surgical Systems	*	*	*
Cryoablation disposables	71%	87%	92%
Services	18.5%	—	—

*	These products account for less than 15 percent of total revenues.

On July 1, 2003, Galil completed the merger of its urology cryotherapy business and the urology brachytherapy business of Amersham plc. (acquired on April 8, 2004 by General Electric Company (“GE”)). Upon the merger, a new company, Oncura Inc. (“Oncura”), was incorporated under the laws of Delaware, with Galil holding an aggregate ownership interest of 25%. Oncura aimed to provide minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. Galil and Amersham each entered, separately, into supply and research and development service agreements with Oncura based on a cost plus pricing, according to the terms and conditions stipulated in the relevant agreements. Following the establishment of Oncura, Galil’s revenues for fiscal years 2005 and 2006 derived mainly from urology sales to Oncura and from services provided to Oncura.

On December 8, 2006 Galil entered into two agreements whereby: (1) Galil sold to GE its holdings in Oncura (25%) for consideration of $20.0 million and (2) Galil acquired the cryo assets from Oncura for consideration of $46.0 million, thereby effectively increasing its indirect holding in the cryo business from 25% to a direct holding of 100%. In total, with the closing of these two transactions, Galil transferred its 25% interest in the brachy business (held through its 25% holding in Oncura) and obtained full ownership of the cryo business in consideration of $20 million paid in cash and $6 million paid by surrendering its accounts receivables and loan balances due from Oncura.

By concluding the acquisition, Galil obtained the entire cryoablation urology business, including all the related customers, inventories, property, equipment and licenses to use the technology.

Following the establishment of Oncura in July 2003, and until December 8, 2006, Galil sold its cryoablation urology products to Oncura based on a certain supply agreement. During that period, Galil continued to sell its non-urology products primarily to the Asian market. Revenues from sales to Oncura were $5.1 million for 2006.

Galil currently sells cryoablation products in the United States through its direct sales force, which consisted of 34 people as of September 30, 2008, including 28 sales representatives, 3 sales managers and 3 field technicians. Galil continues to position its products as alternatives within the urology market as well as to expand into the women’s health and interventional radiology markets. In all its products offerings, Galil’s strategy is to target the “gate keeper” physician who manages the disease being treated (e.g., the urologist for prostate cancer, the gynecologist for uterine fibroid, etc.). Galil believes that this strategy will lead to increased adoption of cryotherapy. With cryotherapy, the “gate keeper” physician is able to offer patients a safe and effective treatment option that the “gate keeper” physician can administer himself without having to refer the patient to a different specialist for treatment, thereby maintaining continuity of care to the patient.

Internationally, Galil’s cryoablation products are sold through its direct sales force and independent distributors. Galil’s international sales represented approximately 26% percent and 28% percent of total revenue for the year ended 2007 and for the nine months ended September 30, 2008, respectively.

Galil derived its revenues from the following geographic regions for the year ended December 31, 2007 and for the nine months ended September 30, 2008, based on shipping destination:

		Nine Months
	Year Ended	Ended
	December 31,	September 30,
	2007	2008
	(Dollars in thousands)

United States	$18,955	$13,439
International:
United Kingdom	1,396	1,045
China	1,232	1,005
Other	4,039	3,173
Total international	6,667	5,223

Total revenues	$25,622	$18,662

Reimbursement

Cryotherapy reimbursement, in general terms, involves the payment to healthcare providers when cryoablation devices are used to provide a cryotherapy treatment which has been cleared by the required regulatory agency(ies). In the United States, reimbursement of procedures and products by Medicare and third party payers typically follows the regulatory approvals necessary to market and sell the products.

Galil sells cryotherapy systems, disposable devices and products to hospitals, ASCs and third party companies that also provide services to the hospitals and ASCs. Providers of cryotherapy services typically depend upon Medicare, Medicaid, Tricare and other federal health care programs as well as private third-party commercial payers to pay for the cryotherapy procedures. Patient age is usually a significant criterion as to whether they rely upon Medicare or some form of commercial insurance. As Galil’s current revenue base is heavily weighted to prostate cancer patients, who are typically older patients, Galil’s near-term revenue projections are very dependent upon continued reimbursement under Medicare. Patients may also elect to pay for the procedure and services in the absence of health care coverage which is referred to as “self pay” plans. Each plan establishes its own coverage and payment policies which result in a range of payments and coverage decisions. The mix of government payer/private payers for cryoablation procedures varies by the specific type of cryotherapy procedure.

Coding, coverage and payment are the three key elements crucial to obtaining reimbursement and market acceptance of a product. Adoption of cryotherapy requires the health care providers to be reimbursed as competitively as possible and also to have a wide range of clinical applications for which reimbursement of each application is accessible and adequate.

Accordingly, Galil’s revenue projections are subject to a number of factors including reimbursement rates. Galil has a clear strategy to build upon the existing coding and reimbursement for cryotherapy and increase its market penetration by targeting an expanded range of regulatory clearances and approvals for its products in key markets. Galil continually identifies possible existing reimbursement code(s) and when appropriate, works with the specialty society groups to apply for new specific reimbursement codes that will facilitate reimbursement by health care payers both private and public for future cryotherapy applications.

Prostate cryoablation, renal cryoablation and liver cryoablation already have established CPT Category I coding specific to each type of procedure. Additionally, the procedures are described by International Statistical Classification of Diseases (ICD-9) Procedure Codes. Medicare has established a National Coverage Decision for prostate cryoablation, and Local Coverage Decisions exist for many of the Medicare jurisdictions for both renal and liver cryoablation. Many third party commercial payers have established coverage policies and provider fee schedules for the aforementioned cryoablation procedures.

When Medicare-reimbursed services are provided on an inpatient hospital basis, the hospital is reimbursed under the Medicare Inpatient Prospective Payment System (IPPS), based on the applicable Diagnosis Related Group (DRG). The payment to the hospital covers both the cryoablation equipment/products and the facility services.

Outpatient reimbursement for cryoablation procedures for Medicare beneficiaries is in accordance with the Hospital Outpatient Prospective Payment System (HOPPS) and the ASC payment system. Under HOPPS, the hospital is paid on a per procedure basis, based on the Ambulatory Payment Classification (APC) for the procedure. The payment to the hospital and/or the ASC includes the per procedure share of the cost for any depreciable equipment, and the provision of disposable cryoablation devices. In addition to the facility fees, physician providers are also reimbursed a separate professional fee.

Clearance to market a new device or technology by the FDA does not guarantee payment by Medicare or other private payers. Although cryotherapy products are sold in accordance with existing regulatory approvals, clinical trials are necessary, particularly in the United States, to support both the current and future clinical indications. Future devices and technology that Galil develops would have to be approved for coverage by Medicare after obtaining the necessary FDA clearances. The insurance coverage approval process is lengthy and there is no assurance that Medicare or commercial payer approvals would be granted. Each individual private insurer makes its own determination whether to provide coverage for a device or procedure and sets its own reimbursement rate. Driving adoption of cryoablation devices by successfully implementing Galil’s reimbursement strategy is vital to success in this market. Galil intends to continue to commit considerable resources to achieving this goal.

Backlog

As of September 30, 2008, Galil had no backlog for its products. Galil’s policy is to carry enough inventory to be able to ship most orders within a few days of receipt of order. Historically, most of Galil’s orders have been shipped within 30 days of the placement of the order. Therefore, Galil relies on orders placed during a given period for sales during that period.

Manufacturing

Galil manufactures its cryo surgical systems and related disposables at its facilities in Yokneam, Israel. Galil’s current manufacturing facility is subjected to yearly external audits by a European notified body, AMTAC. The facility is audited for compliance with ISO 13485:2003, ISO 9001:2000, the European medical directives (CE marking) and the Canadian CMDCAS certification. The most recent audit was held in May 2008 and closed by AMTAC. The facility Quality System Regulation compliance was inspected by the FDA in November 2007. This audit has been closed by the FDA. We have complied with ISO 9001 since 1998, and ISO 13485:2003, CE Medical Device Directive and Canadian regulation since 2004, demonstrating a long term robust Quality Management System, quality assurance, design control and manufacturing process control.

Government Regulation

Galil is subject to regulation under United States federal and state law, as well as various international regulatory agencies in countries around the world in which it does business. These regulatory requirements may change and Galil has no ability to predict the changes or to forecast the risk or impact of these potential changes. However, Galil actively monitors and adheres to all regulations applicable to its business in these countries.

For a general discussion of governmental regulation in the United States and other countries affecting the research and development, manufacture and marketing of medical devices, including Galil’s products, see the sections entitled “Endocare, Inc. — Government Regulation” and “Endocare, Inc. — Health Care Regulatory Issues” beginning on page 110 of this proxy statement/prospectus. The discussion below supplements the information provided in such sections to the extent applicable to Galil.

In the United States, Galil’s CryoHit, SeedNet and Presice Surgical Systems and accessories have been cleared for marketing through the 510(k) process as Class II devices. In Europe, Galil’s systems have been cleared (CE marked) for marketing as class IIb devices.

In addition to Galil’s FDA clearance and CE mark, Galil has obtained certification for distribution of its CryoHit, SeedNet and Presice Surgical Systems in Israel, Canada, Australia, New Zealand, China and Hong Kong and South Korea, with regulatory approval for marketing in Taiwan underway.

Seasonality

Galil believes that there is a seasonal impact on its sales of cryoablation products. Because cryoablation procedures can be scheduled in advance rather than on an as-needed basis, sales in certain months may be lower due to holidays, medical conventions or physician/patient vacations.

Competition

For a general description of the competitive environment in which Galil operates, please see the above description under “Information About the Companies — Endocare, Inc. — Competition.”

Galil faces intense competition from other medical device companies active in the areas of prostate cancer and other tumor ablation (e.g., renal, women’s health and interventional radiology and oncology). These companies offer surgical devices, brachytherapy, cryoablation and radio frequency ablation products. These companies often have significantly larger financial and human resources at their disposal than Galil does. Additional devices currently in development may also become competitive in the future.

Galil believes that currently Endocare, Sanarus and American Medical Systems offer cryoablation products that do compete, or could compete, with Galil’s cryoablation products. Other companies currently have access to cryoablation technologies similar to Galil’s and will likely become competitors in the future if Galil demonstrates success in any of its markets.

Galil believes the principal competitive factors in the cryoablation product market include:

•	The safety and efficacy of treatment alternatives;

•	Acceptance of a procedure by physicians and patients;

•	Technology leadership and superiority;

•	Availability of government or private insurance reimbursement; and

•	Speed to market.

Employees

As of December 30, 2008, Galil had a total of 129 employees (including 14 employees under notice period). Of these employees, 18 are engaged directly in research and development activities, 5 in regulatory affairs/quality assurance, 28 in manufacturing, 57 in sales, marketing, clinical support and customer service and 21 in general and administrative positions. In December 2008, Galil reduced its United States sales force by 13 employees, aiming to reduce its operating losses. Galil has never experienced a work stoppage. Galil considers its employee relations to be strong.

Legal Proceedings

Galil may be a party to lawsuits in the normal course of its business. Litigation and governmental investigation can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Currently, Galil is not a party to any legal proceedings that it believes to be material.

ENDOCARE’S MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the sections of the proxy statement/prospectus entitled “Information about the Companies — Endocare Inc.” beginning on page 102,” and Risk Factors” beginning on page 12, as well as our consolidated financial statements and related notes contained elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements based on our current expectations. There are various factors — many beyond our control — that could cause our actual results or the occurrence or timing of expected events to differ materially from those anticipated in these forward-looking statements. Some of these factors are described below and other factors are described elsewhere in this proxy statement/prospectus, including above under “Risks Factors” beginning on page 12. In addition, there are factors not described in this proxy statement/prospectus that could cause our actual results or the occurrence or timing of expected events to differ materially from those anticipated in these forward-looking statements. All forward-looking statements included in this proxy statement/prospectus are based on information available to us as of the date hereof, and, except as required by law, we assume no obligation to update any such forward-looking statements.

Overview

We are an innovative medical device company focused on the development of minimally invasive technologies for tissue and tumor ablation through cryoablation, which is the use of lethal ice to destroy tissue, such as tumors, for therapeutic purposes. We develop and manufacture devices for the treatment of prostate and renal cancers and we believe that our proprietary technologies have broad applications across a number of markets, including the ablation of tumors in the lung and liver and palliative intervention (treatment of pain associated with metastases).

Today, our FDA-cleared Cryocare Surgical System occupies a growing position in the urological market for treatment of prostate and renal cancers. Because of our initial concentration on prostate and renal cancers, the majority of our sales and marketing resources are directed toward the promotion of our technology to urologists. We also employ a dedicated sales team focused on the interventional radiology market in which our products are used to treat renal, liver and lung cancer and for palliative intervention. In addition to selling our cryoablation disposable products to hospitals and mobile service companies, we contract directly with hospitals for the use of our Cryocare Surgical System and disposable products on a fee-for-service basis. We intend to continue to identify and develop new markets for our cryoablation products and technologies, particularly in the area of tumor ablation.

Recent Events

On November 10, 2008, Endocare and Galil entered into the Merger Agreement, pursuant to which Merger Sub, a wholly owned subsidiary of Endocare, will merge with and into Galil, with Galil continuing after the Merger as the surviving company and a wholly owned subsidiary of Endocare.

At the effective time of the Merger, it is expected that 11,092,330 shares of Endocare common stock will be issued in the Merger. The exact conversion ratio cannot be calculated until immediately prior to the effective time of the Merger, but it is expected that approximately 33.0 ordinary shares of Galil will be converted into one share of Endocare common stock. Immediately following the effective time of the Merger and attributing ownership to Galil’s shareholders of the Escrow Shares, Galil’s shareholders will own approximately 48.0%, and Endocare’s stockholders will own approximately 52.0%, of Endocare’s common stock, without giving effect to the shares issuable pursuant to the concurrent Financing described below. The Merger will have no effect on the number of shares of common stock of Endocare owned by existing Endocare stockholders.

Concurrent with the execution of the Merger Agreement, Endocare and certain existing institutional accredited stockholders of Endocare and Galil entered into the Stock Purchase Agreement, relating to the private placement by Endocare of 16,250,000 shares of Endocare common stock at a purchase price of $1.00 per share. The offering proceeds to Endocare from the Financing are expected to be $16,250,000. The closing of the Financing is subject to the concurrent closing of the Merger and certain other conditions, including the sale of shares with a minimum aggregate purchase price of $12,000,000 and that Endocare’s common stock remains listed on the Nasdaq Capital Market or the Over-The-Counter Bulletin Board. Upon consummation of the Merger and the Financing, and attributing ownership to Galil’s shareholders of the Escrow Shares, Endocare stockholders will own approximately 38.5% of Endocare’s outstanding common stock and the former shareholders of Galil will own approximately 61.5% of Endocare’s outstanding common stock.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by Endocare stockholders and those of Galil and continued listing of Endocare common stock on the NASDAQ Global Market. As a condition to the parties entering into the Merger Agreement, certain of Galil stockholders who in the aggregate own approximately 97.5% of Galil stock on an as if converted to common stock basis, have entered into voting agreements whereby they have agreed to vote in favor of the transactions contemplated by the Merger Agreement subject to the terms of the voting agreements.

The Merger Agreement contains certain termination rights for both Endocare and Galil, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $900,000 and, in some circumstances, reimburse the other party for expenses incurred in connection with the Merger, up to a maximum of $850,000.

Strategy and Key Metrics

Our strategy is to achieve a dominant position in the prostate and renal cancer markets, and further develop and increase the acceptance of our technology in the interventional radiology and oncology markets for treatment of liver and lung cancers and palliative intervention (treatment of pain associated with metastases). At the same time, we seek to achieve penetration across additional markets with our proprietary cryoablation technology.

The factors driving interest in and utilization of cryoablation include increased awareness and acceptance of cryoablation by industry thought leaders, continued publication of clinical data on the effectiveness of cryoablation, increased awareness among patients of cryoablation and its preferred outcomes as compared to other modalities, the efforts of our sales force and our continued expenditure of funds on patient education and advocacy.

Our primary objective is to grow market share, which we have historically measured in terms of the estimated number of domestic cryoablation procedures performed with our Cryocare Surgical System, which we calculate using two primary components. The first component is the actual number of cryoablation cases for which we perform the service element on behalf of the healthcare facility and provide the required disposable products. In the second, we compute a procedure case equivalent based on direct sales of our cryoablation disposable products (without the service element) by using the expected disposable product usage for each procedure for those sales. In 2005, we began gradually shifting our revenue model from providing the service component of our cryoablation procedure (revenues from cryoablation procedure fees) to focusing on selling our cryoablation disposable products without responsibility for the service element of the procedure (revenues from sales of cryoablation disposable products), thereby reducing the incremental revenues associated with our business in favor of a more straightforward disposable sales model. We did so recognizing that this strategic business model change would result in a flattened revenue curve until the change was complete since the average revenue per case where we only sell the disposables is less than that for a case where we also provide the service component. Because of that, we continued to communicate the estimated number of procedures performed each quarter so that the users of our financial information could monitor market adoption and progress within our markets.

Today, the transition is largely complete and the remaining transition should be relatively small in future periods. Therefore, we believe that revenue growth will once again become one of our most important business metrics going forward. Because our customers are now directly purchasing and carrying inventories of our disposables and because of the resulting variability of probe use across patients and applications, making precise determinations about how many procedures are performed is increasingly difficult. As a consequence, we have decided that, beginning with our operating results for the three months ended December 31, 2007, we will report the number of cryoprobes sold during the period.

The following tables summarize for the periods presented the total estimated domestic cryoablation procedures our customers performed or which are represented by the procedure case equivalent we computed from sales of our cryoablation disposable products. We also summarize the number of probes sold for each period. We are providing this summary to allow users of the financial information greater clarity regarding the transition from the former metric (procedure growth) we reported to the new metric (revenue growth measured by the number of probes sold) we will report going forward.

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2008	2007	2008	2007

Estimated domestic cryoablation procedures	2,263	2,353	7,122	7,104
Number of cryoprobes sold:
Straight probes	8,660	9,957	28,017	29,852
Right-angle probes	2,084	1,564	6,058	4,637

Total	10,744	11,521	34,075	34,489

	Year Ended December 31,
	2005	2006	2007

Estimated domestic cryoablation procedures	6,407	7,802	9,373
Number of cryoprobes sold:
Straight probes	29,943	33,598	38,909
Right-angle probes	2,803	4,590	6,308

Total	32,746	38,188	45,217

The number of cryoprobes sold represents the domestic sales of cryoprobes during the periods presented. Straight probes are typically, although not always, used in prostate procedures and right-angle probes are typically used in procedures other than prostate procedures.

We recently conducted a thorough review of our year-to-date 2008 performance, including the number and types of cases performed by each of our physician customers. This review suggested that urology prostate cancer cases were impacted primarily by the emergence of robotic prostatectomy and intensity-modulated radiation therapy (IMRT). In the financial results press release that we issued on August 6, 2008, we announced a number of initiatives to help us regain the growth that we have demonstrated in the past. The initiatives include programs intended to impact the number of new physicians trained, increase revenues from our existing customers and communicate directly and more broadly with patients to educate them about the significant benefits of cryoablation. The programs include additional new urology sales personnel, significantly enhanced patient outreach and advertising and programs that assist our existing physician customers in reaching more patients through community-based marketing. An important element of these programs is an increased emphasis on focal cryoablation, since we believe that this is an area where we have a potentially substantial competitive advantage.

Results of Operations

Three and Nine Months Ended September 30, 2008 and 2007

Revenues and costs of revenues related to the following products and services for the three and nine months ended September 30, 2008 and 2007 are as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2008	2007	2008	2007
	(Dollars in thousands)

Revenues:
Cryoablation disposable products	$5,676	$5,312	$17,186	$15,932
Cryocare Surgical Systems	195	385	1,093	1,383

	5,871	5,697	18,279	17,315
Cryoablation procedure fees	1,592	1,541	5,028	5,029
Cardiac royalties	146	86	383	278
Other	(10)	2	(18)	151

	$7,599	$7,326	$23,672	$22,773
Costs of Revenues:
Cryoablation disposable products and procedure fees	$2,180	$2,057	$6,765	$6,803
Cryocare Surgical Systems	95	114	362	703

	$2,275	$2,171	$7,127	$7,506

We recognize revenues from sales of Cryocare Surgical Systems and disposable cryoprobes when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectability is reasonably assured. Per-procedure fees are recorded when the service has been rendered.

Costs of revenues for cryoablation disposable products and procedure fees are combined for reporting purposes. Sales of cryoablation disposable products and procedure fees incorporate similar inventory when sold and we do not separately track the cost of disposable products sold directly to customers and those consumed in cryoablation procedures.

Costs of revenues consist of fixed and variable costs incurred in the manufacture of our products in addition to depreciation of Cryocare Surgical Systems placed in the field with customers under our placement program or with our sales and service personnel. We incur an additional cost of revenues in the form of a fee for equipment usage and other services when a procedure is performed on a system owned by an unrelated third-party service provider. The fee paid to the third-party service provider is charged to costs of revenues when the procedure is performed and billed.

Research and development expenses include expenses associated with the design and development of new products as well as enhancements to existing products. We expense research and development costs when incurred. Our research and development efforts are occasionally subject to significant non-recurring expenses and fees that can cause some variability in our quarterly research and development expenses.

Selling and marketing expenses primarily consist of salaries, commissions and related benefits and overhead costs for employees and activities in the areas of selling, marketing and customer service. Expenses associated with advertising, trade shows, promotional and physician training costs related to marketing our products are also classified as selling and marketing expenses.

General and administrative expenses primarily consist of salaries and related benefits and overhead costs for employees and activities in the areas of legal affairs, finance, information technology, human resources and administration. Fees for attorneys, independent auditors and certain other outside consultants are also included where their services are related to general and administrative activities. This category also includes reserves for bad debt and litigation losses less amounts recoverable under our insurance policies. Litigation reserves and insurance recoveries are recorded when such amounts are probable and can be reasonably estimated. In the 2008 period, general and administrative expenses also include certain costs related to potential strategic opportunities.

We account for equity awards to employees and non-employee directors under Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment (SFAS No. 123R). As of September 30, 2008, there was $1.1 million of total unrecognized compensation costs related to unvested stock options. That cost is expected to be amortized on a straight-line basis over a weighted average service period of 0.9 years less any stock options forfeited prior to vesting. Unrecognized compensation for restricted stock units was $1.7 million as of September 30, 2008 (assuming that all service and performance conditions will be met) and will be recognized over a weighted average period of 1.2 years. Compensation costs related to restricted stock units is recorded over the service period (2007 through 2009) if it is probable the performance conditions (profitability and sales goals) will be satisfied. Stock-based compensation expense recorded in the three months ended September 30, 2008 and 2007 was a reduction (negative expense) of $0.6 million and expense of $1.4 million, respectively. Stock-based compensation expense recorded in the nine months ended September 30, 2008 and 2007 was $0.8 million and $2.9 million, respectively. The expense for the 2008 three and nine month periods are net of a cumulative adjustment to reverse $1.3 million in previously recorded expense due to a change in vesting probability and forfeitures from terminations.

Three Months Ended September 30, 2008 Compared to Three Months Ended September 30, 2007

Revenues

	Three Months Ended
	September 30,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

Cryoablation disposable products	$5,676	$5,312	$364	6.9%
Cryocare Surgical Systems	195	385	(190)	(49.4)%

	5,871	5,697	174	3.1%
Cryoablation procedure fees	1,592	1,541	51	3.3%
Cardiac royalties	146	86	60	69.8%
Other	(10)	2	(12)	(600.0)%

	$7,599	$7,326	$273	3.7%

The number of cryoprobes sold during the three months ended September 30, 2008 decreased by approximately 6.7 percent to 10,744 compared to 11,521 probes sold during this same period in 2007. The reduction in revenue was offset by higher average sales price of probes sold and used in procedures, which increased 12.4 percent during the three months ended September 30, 2008 compared to this same period in 2007. This is largely caused by annual price increases implemented in the second quarter as well as migration to higher priced probes. Sales of straight probes, which are typically, although not always, used in prostate cancer procedures decreased 13.0 percent and right-angle probes, which are typically used in procedures other than prostate cancer procedures, increased 33.2 percent.

Revenues from sales of Cryocare Surgical Systems decreased as a result of fewer sales of such systems in domestic markets. Cardiac royalty revenues increased for the three months ended September 30, 2008 over the same period in 2007 due to increased sales by the licensee.

Cost of Revenues

	Three Months Ended
	September 30,
	2008	2007	$ Change
	(Dollars in thousands)

Cost of revenues	$2,275	$2,171	$104
Percent of revenues	29.9%	29.6%

The cost of revenues increase was primarily due to a $0.1 million adjustment to the reserve for slow moving and obsolete inventory.

Gross Profit and Gross Margin

	Three Months Ended
	September 30,
Gross profit	2008	2007	$ Change
	(Dollars in thousands)

Cryoablation disposable products and procedure fees	$5,088	$4,796	$292
Cryocare Surgical Systems	100	271	(171)
Cardiac royalties and other	136	88	48

	$5,324	$5,155	$169

	Three Months Ended		Percentage
	September 30,		Point
Gross margin	2008	2007	Change
	(Percent of revenues)

Cryoablation disposable products and procedure fees	67.0%	65.5%	1.5%
Cryocare Surgical Systems	1.3%	3.7%	(2.4)%
Cardiac royalties	1.8%	1.2%	0.6%

	70.1%	70.4%	(0.3)%

The increase in gross margin (gross profit as a percentage of revenues) of disposable products and procedure fees was related to continued reductions in manufacturing costs for our cryoablation products. This was offset somewhat by a $0.1 million adjustment to our inventory reserve for slow moving and obsolete inventory. The decrease in gross margin of Cryocare Surgical Systems was related to the sale of a reduced cost system during the three months ended September 30, 2007. The increase in cardiac royalties was related to increased sales by the licensee.

Research and Development Expenses

	Three Months Ended
	September 30,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

Research and development expenses	$626	$699	$(73)	(10.4)%
Percent of total revenues	8.2%	9.5%

The decrease in research and development expenses was primarily related to the reduction in stock-based compensation expense. Expenses related to clinical studies for the three months ended September 30, 2008 have remained consistent with the same period last year. In both 2007 and 2008, we have focused a significant portion of our research dollars on those areas in which cryoablation research is required to substantiate reimbursement codes and coverage.

Selling and Marketing Expenses

	Three Months Ended
	September 30,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

Selling and marketing expenses	$3,423	$3,500	$(77)	(2.2)%
Percent of total revenues	45.0%	47.8%

The decrease in selling and marketing expenses was due to the reduction in stock-based compensation expense of $0.3 million and incentive compensation expense of $0.2 million offset by increases in online and promotional expense of $0.2 million, salaries of $0.1 million as well as $0.1 million in travel related expenses. Included in selling and marketing expenses for the three months ended September 30, 2008 and 2007 was a negative expense of $41,000 and an expense of $0.3 million, respectively, for stock-based compensation related to stock options, deferred stock units and restricted stock units. The 2008 expense is net of a cumulative adjustment to reverse expenses related to performance awards that are not expected to vest.

General and Administrative Expenses

	Three Months Ended
	September 30,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

General and administrative expenses	$2,951	$2,881	$70	2.4%
Percent of total revenues	38.8%	39.3%

The increase in general and administrative expenses was primarily due to higher legal and accounting fees of $1.6 million offset by a reduction of $1.5 million in stock-based compensation expense. Of the $1.6 million increase in legal fees, $0.7 million was related to the legal proceedings of our former CEO and former CFO while the remaining increase of $0.9 million related to legal expenses incurred in relation to potential strategic opportunities, including in connection with the Merger. These expenditures were recorded as general and administrative expenses as incurred because the Merger is not expected to occur until 2009, and these costs will be required to be expensed under Statement of Financial Accounting Standards (SFAS) No. 141(R), Business Combinations. Effective August 2008, we are no longer required to advance the legal fees of our former CEO and former CFO. In addition, the provision for bad debts in the 2008 period was $0.4 million higher than the third quarter of 2007 due to a favorable revaluation adjustment in the 2007 period of a note receivable we received in connection with our 2006 sale of Timm Medical, our former subsidiary. This increase was offset by a decrease of $0.4 million in incentive compensation primarily as a result of the resignation of our CEO in September 2008. Total stock-based compensation expense included in general and administrative expenses related to stock options, deferred stock units and restricted stock units for each of the three months ended September 30, 2008 and September 30, 2007 was a negative expense of $0.5 million and expense of $1.0 million, respectively. The reduction in stock-based compensation was primarily due to a cumulative adjustment to reverse $1.3 million in expenses related to equity awards that are no longer expected to vest.

Gain on Recovery of Note Receivable

	Three Months Ended
	September 30,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

Gain on recovery of note receivable	$(750)	$—	$(750)	100%
Percent of total revenues	(9.9)%

The three months ended September 30, 2008 included $0.8 million for the receipt of payment in full satisfaction of a note receivable from SRS Medical related to the sale of a product line in October 2003. Due to uncertainty of collection, the note was fully reserved at the time of sale in 2003.

Litigation Settlement, Net of Related Legal Expenses

	Three Months Ended
	September 30,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

Litigation settlement, net	$—	$(677)	$677	100%
Percent of total revenues		(9.2)%

The three months ended September 30, 2007 included $0.7 million for litigation settlement, net of related legal expenses. This amount relates to our settlement received from KPMG LLP relating to the audit and review of our historical financial statements.

Interest Income, Net

	Three Months Ended
	September 30,
	2008	2007	$ Change	% Change
		(Dollars in thousands)

Interest income, net	$5	$264	$(259)	(98.1)%
Percent of total revenues	0.0%	3.6%

Interest income, net in the 2008 and 2007 periods includes interest income earned from the investment of our cash balances, as well as interest expense related to our line of credit. Interest income decreased in 2008 due to higher cash balances in the third quarter of 2007 resulting from our May 2007 private placement. Additionally, the collection of our note receivable from SRS Medical resulted in no interest income recorded on the note during the three months ended September 30, 2008. Because the note was fully satisfied, we will receive no future interest payments on such note.

Net Loss

	Three Months Ended
	September 30,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

Net loss	$(921)	$(984)	$63	6.4%
Percent of total revenues	(12.1)%	(13.4)%

Net loss for the three months ended September 30, 2008 was $0.08 per basic and diluted share on 12.0 million weighted average shares outstanding, compared to a net loss of $0.08 per basic and diluted share on 11.6 million weighted average shares outstanding during the same period in 2007.

Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007

Revenues

	Nine Months Ended
	September 30,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

Cryoablation disposable products	$17,186	$15,932	$1,254	7.9%
Cryocare Surgical Systems	1,093	1,383	(290)	(21.0)%

	18,279	17,315	964	5.6%
Cryoablation procedure fees	5,028	5,029	(1)	0.0%
Cardiac royalties	383	278	105	37.8%
Other	(18)	151	(169)	(111.9)%

	$23,672	$22,773	$899	3.9%

The number of cryoprobes sold during the nine months ended September 30, 2008 decreased by approximately 1.2 percent to 34,075 compared to 34,489 probes sold during this same period in 2007. The reduction in revenue was offset by higher average sales price of probes sold and used in procedures, which increased 7.2 percent during the nine months ended September 30, 2008 compared to this same period in 2007. This is largely caused by annual price increases implemented in the second quarter as well as migration to higher priced probes. Sales of straight probes, which are typically, although not always, used in prostate cancer procedures decreased 6.2 percent and right-angle probes, which are typically used in procedures other than prostate cancer procedures, increased 30.6 percent.

Revenues from sales of Cryocare Surgical Systems decreased as a result of fewer sales of such systems primarily in domestic markets. Cardiac royalty revenues increased for the nine months ended September 30, 2008 over the same period in 2007 due to increased sales by the licensee. Other revenues decreased due to a one-time non-refundable payment received under a term sheet with a potential collaboration partner in 2007. The term sheet was subsequently terminated without the parties reaching a definitive agreement.

Cost of Revenues

	Nine Months Ended
	September 30,
	2008	2007	$ Change
	(Dollars in thousands)

Cost of revenues	$7,127	$7,506	$(379)
Percent of revenues	30.1%	33.0%

Costs of revenues declined due to decreases in materials, labor and overhead costs of approximately $0.7 million offset by an increase in the provision for excess and obsolete inventory of $0.3 million. In addition, this decrease was attributable to a slight change in the mix of our revenues from those where we are responsible for providing cryoablation services to solely selling cryoablation disposable products. This mix shift led to a decrease in the number of cases for which we paid fees to third-party service providers.

Gross Profit and Gross Margin

	Nine Months Ended
	September 30,
	2008	2007	$ Change
	(Dollars in thousands)

Gross profit
Cryoablation disposable products and procedure fees	$15,449	$14,158	$1,291
Cryocare Surgical Systems	731	680	51
Cardiac royalties and other	365	429	(64)

	$16,545	$15,267	$1,278

	Nine Months Ended
	September 30,		Percentage
	2008	2007	Point Change
	(Percent of revenues)

Gross margin

Cryoablation disposable products and procedure fees	65.3%	62.2%	3.1%
Cryocare Surgical Systems	3.1%	3.0%	0.1%
Cardiac royalties	1.5%	1.9%	(0.4)%

	69.9%	67.1%	2.8%

The positive trend in gross margins (gross profit as a percentage of revenues) was partially related to our continual shift from procedures where we bear responsibility for the service element of the procedure to those where we solely sell our cryoablation disposable products. Sales of cryoablation disposable products yield a higher gross margin than procedures performed by third party subcontractors. We also have continued to reduce manufacturing costs for our cryoablation disposable products and surgical systems, while increasing efficiencies in production. Gross margins were negatively affected during the nine months ended September 30, 2007 by transactions where we allowed certain customers to upgrade to our Cryocare CS System from a previous generation of our Cryocare Surgical System with nominal additional payment, resulting in a net loss of $0.2 million.

Research and Development Expenses

	Nine Months Ended
	September 30,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

Research and development expenses	$1,765	$1,935	$(170)	(8.8)%
Percent of total revenues	7.5%	8.6%

The decrease in research and development expenses was primarily attributable to a concerted effort to maintain operating expenses at minimum levels and yet support our growth goals to the greatest extent as well as a reduction in the stock-based compensation expense of $0.1 million. Expenses related to clinical studies for the nine months ended September 30, 2008 have remained consistent with the same period last year. In both 2008 and 2007, we have focused a significant portion of our research dollars on those areas in which cryoablation research is required to substantiate reimbursement codes and coverage.

Selling and Marketing Expenses

	Nine Months Ended
	September 30,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

Selling and marketing expenses	$11,120	$11,362	$(242)	(2.1)%
Percent of total revenues	47.0%	49.9%

The decrease in selling and marketing expenses primarily related to reductions in incentive compensation of $0.5 million, reductions in the training expenses for new physicians of $0.2 million and a reduction in stock-based compensation expense of $0.1 million. The total decrease of $0.8 million was offset by $0.3 million increase in promotional expenses and a $0.2 million increase in consultant expenses related to further development and enhancement of the Cryo On-Line Database (COLD) registry, a database of cryoablation patients and treatment outcomes. Included in selling and marketing expenses for the nine months ended September 30, 2008 and 2007 was $0.4 million and $0.5 million in non-cash stock-based compensation expenses related to stock options, deferred stock units and restricted stock units.

General and Administrative Expenses

	Nine Months Ended
	September 30,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

General and administrative expenses	$9,234	$9,556	$(322)	(3.4)%
Percent of total revenues	39.0%	42.0%

The decrease in general and administrative expenses is primarily due to reductions in stock-based compensation of $1.6 million and incentive compensation of $0.8 million. In addition, expenses recorded for fees to our board of directors decreased by $0.3 million as a result of our decreasing stock price and accounting fees decreased by $0.2 million. Offsetting those decreasing expenses was an increase in legal expenses of $1.8 million in the 2008 period as well as an increase in the provision for bad debts of $0.4 million in the current year period due to a favorable revaluation adjustment in 2007 period of a note receivable we received in connection with our 2006 sale of Timm Medical. In addition, sales and use tax expenses increased $0.4 million as a result of the settlement of liabilities related to previous years that were received from various states in 2007 and did not recur in the 2008 period.

Of the $2.9 million in legal expenses net of insurance recoveries, $1.8 million related to the legal proceedings of our former CEO and former CFO, and $0.9 million related to legal expenses incurred in relation to potential strategic opportunities. These expenditures were recorded as general and administrative expenses as incurred since any potential transaction is not expected to occur until 2009, and these costs will be required to be expensed under Statement of Financial Accounting Standards (SFAS) No. 141(R), Business Combinations. As of March 31, 2008, we have exhausted all remaining insurance coverage for indemnification matters relating to our former executives. In August and October 2008, our indemnification agreements with our former CFO and former CEO, respectively, were terminated. As a result of the termination agreements, we are no longer obligated to pay any future legal expenses relating to the legal proceedings of our former CEO and former CFO.

Total stock-based compensation expense included in general and administrative expenses related to stock options, deferred stock units and restricted stock units for the nine months ended September 30, 2008 and September 30, 2007 was $0.4 million and $2.3 million, respectively. The reduction in stock-based compensation was primarily due to a cumulative adjustment to reverse $1.3 million in expenses related to equity awards that are no longer expected to vest.

Gain on Recovery of Note Receivable

	Nine Months Ended
	September 30,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

Gain on recovery of note receivable	$(750)	$—	$(750)	100%
Percent of total revenues	(3.2)%

The nine months ended September 30, 2008 included $0.8 million for the receipt of a payment in full satisfaction of a note receivable from SRS Medical related to the sale of a product line in October 2003. Due to uncertainty of collection, the note was fully reserved at the time of sale in 2003.

Litigation Settlement, Net of Related Legal Expenses

	Nine Months Ended
	September 30,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

Litigation settlement, net	$—	$(677)	$677	100%
Percent of total revenues		(3.0)%

The nine months ended September 30, 2007 included $0.7 million for litigation settlement, net of related legal expenses. This amount relates to our settlement received from KPMG LLP relating to the audit and review of our historical financial statements.

Interest Income, Net

	Nine Months Ended
	September 30,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

Interest income, net	$181	$402	$(221)	(55.0)%
Percent of total revenues	0.8%	1.8%

Interest income, net in the 2008 and 2007 periods included interest income earned from the investment of our cash balances, as well as interest expense related to our line of credit. Interest expense paid on our line of credit decreased due to reduced borrowings for the nine months ended September 30, 2008 compared to the same period in 2007. Interest income also decreased due to higher cash balances in 2007 resulting from our May 2007 private placement.

Net Loss

	Nine Months
	Ended
	September 30,
	2008	2007	$ Change	% Change
	(Dollars in thousands)

Net loss	$(4,643)	$(6,507)	$1,864	28.6%
Percent of total revenues	(19.6)%	(28.6)%

Net loss for the nine months ended September 30, 2008 was $0.39 per basic and diluted share on 11.9 million weighted average shares outstanding, compared to a net loss of $0.59 per basic and diluted share on 10.9 million weighted average shares outstanding during the same period in 2007.

Years Ended December 31, 2007, 2006 and 2005

Revenues and cost of revenues from continuing operations related to the following products and services for the three-year period ended December 31, 2007 are as follows:

	Year Ended December 31,
	2005	2006	2007
	(Dollars in thousands)

Revenues:
Product sales:
Cryoablation disposable products	$6,790	$13,948	$21,157
Cryocare Surgical Systems	743	1,096	1,573

	7,533	15,044	22,730
Cryoablation procedure fees	19,780	12,298	6,418
Cardiac royalties	889	604	386
Other	72	44	153

	$28,274	27,990	29,687

Cost of revenues:
Cryoablation disposable products and procedure fees	$15,278	$11,541	$9,006
Cryocare Surgical Systems	460	802	774

	$15,738	$12,343	$9,780

Costs of revenues for cryoablation disposable products and procedure fees are combined for reporting purposes. Sales of cryoablation disposable products and procedure fees incorporate similar inventory when sold and we do not separately track the cost of disposable products sold directly to customers and those consumed in cryoablation procedures. Procedure fees relate to services which are provided to medical facilities upon request to facilitate the overall delivery of our technology into the marketplace.

We recognize revenues from sales of Cryocare Surgical Systems and disposable cryoprobes when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, and collectability is reasonably assured. Revenues are deferred when we have continuing obligations until those obligations are fulfilled. When we contract with medical facilities for the use of the Cryocare Surgical Systems and provide the service element in addition to the disposables required in cryoablation treatments, we charge a per-procedure fee. Cryoablation services generally consist of rental and transport of a Cryocare Surgical System as well as the services of a technician to assist the physician with the setup and monitoring of the equipment.

Costs of revenues consist of fixed and variable costs incurred in the manufacture of our products in addition to depreciation of Cryocare Surgical Systems placed in the field with customers under our placement program or with our sales and service personnel. We incur additional cost of revenues in the form of a fee for equipment usage and other services when a procedure is performed on a system owned by an unrelated third-party service provider. The fee paid to the third-party service provider is charged to costs of revenues when the procedure is performed and billed.

Research and development expenses include expenses associated with the design and development of new products as well as enhancements to existing products. We expense research and development costs when incurred. Our research and development efforts are occasionally subject to significant non-recurring expenses and fees that can cause some variability in our quarterly research and development expenses.

Selling and marketing expenses primarily consist of salaries, commissions and related benefits and overhead costs for employees and activities in the areas of selling, marketing and customer service. Expenses associated with advertising, trade shows, promotional and training costs related to marketing our products are also classified as selling and marketing expenses.

General and administrative expenses primarily consist of salaries and related benefits and overhead costs for employees and activities in the areas of legal affairs, finance, information technology, human resources and administration. Fees for attorneys, independent auditors and certain other outside consultants are also included where their services are related to general and administrative activities. This category also includes reserves for bad debt, and litigation losses less amounts recoverable under our insurance policies. Litigation reserves and insurance recoveries are recorded when such amounts are probable and can be reasonably estimated.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment (SFAS No. 123R) using the modified-prospective transition method. Under that transition method, compensation cost is recognized for (a) all share-based payments granted prior to, but not yet vested as of January 1, 2006 based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 “Accounting for Stock-Based Compensation” and (b) all share-based payments granted, modified or settled subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods have not been restated. Total stock-based compensation expense was $2.8 million and $3.9 million for 2006 and 2007, respectively. As a result of adopting SFAS No. 123R, our net loss for 2006 and 2007 is $2.6 million and $2.5 million greater, respectively, than if we had continued to account for stock-based compensation under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, As of December 31, 2007, there was $1.7 million of total unrecognized compensation costs related to unvested stock options. That cost is expected to be amortized on a straight-line basis over a weighted average service period of 0.9 years less any stock options forfeited prior to vesting. Unrecognized compensation for deferred and restricted stock units was $2.1 million at December 31, 2007 (assuming that all service and performance milestones will be met) and will be recognized over a weighted average period of 1.9 years.

Costs, expenses, gains and losses from continuing operations for the three-year period ended December 31, 2007 are as follows:

	Year Ended December 31,
	2005	2006	2007
	(Dollars in thousands)

Cost of revenues	$15,738	$12,343	$9,780
Research and development	2,283	2,781	2,555
Selling and marketing	13,001	15,195	14,855
General and administrative	13,858	13,107	12,506

Goodwill impairment and other charges	26	—	—
Gain on legal settlement	—	—	(677)
Total costs and expenses	$44,906	$43,426	$39,019

Interest income, net	$308	$452	$391
Interest expense related to common stock warrants	$657	$3,716	$—

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

	Year Ended December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Cryoablation disposable products	$21,157	$13,948	$7,209	51.7%
Cryocare Surgical Systems	1,573	1,096	477	43.5%

	22,730	15,044	7,686	51.1%
Cryoablation procedure fees	6,418	12,298	(5,880)	(47.8)%
Cardiac royalties	386	604	(218)	(36.1)%
Other	153	44	109	247.7%

	$29,687	$27,990	$1,697	6.1%

Although our total number of estimated domestic procedures increased approximately 20 percent to 9,373 for the year ended December 31, 2007 from 7,802 for the year ended December 31, 2006, the growth in revenues is not reflective of this increase because of the change in revenue mix from procedure fees to direct sale of disposable products without the service component. Generally, we earn less revenue per case for sales of cryoablation disposable products than for procedure fees; however the related gross margin as a percent of revenues for sales of cryoablation disposable products is greater. Of the total estimated procedures performed during the year ended December 31, 2007, 14 percent were those for which we provided cryoablation services and 86 percent were from the sale of cryoablation disposable products. This compares to 32 percent for cryoablation services and 68 percent for sales of cryoablation disposable products during the year ended December 31, 2006.

Also contributing to growth in sales of cryoablation products was an increase in sales to a market served by interventional radiologists, who are physicians who treat tumors in the kidney, lung and liver and perform palliative intervention. Direct sales of disposable products and interventional radiology procedures generally have a lower average selling price than procedures performed by urologists on prostate and renal treatments although costs of revenues are also lower.

The decrease in royalty revenues for the year ended December 31, 2007 is related to a decrease in the contractual rate of royalties that we are paid from 5.0 percent in 2006 to 3.0 percent in 2007.

Revenues from sales of Cryocare Surgical Systems increased as a result of a greater number of systems sold.

Cost of Revenues

	Year Ended
	December 31,
	2007	2006	$ Change
	(Dollars in thousands)

Cost of Revenues	$9,780	$12,343	$(2,563)
Percent of revenues	32.9%	44.1%

The decrease in cost of revenues resulted primarily from the change in the mix of our revenues from those where we are responsible for providing cryoablation procedure services to solely selling cryoablation disposable products. This mix shift led to a decrease in the number of cases for which we paid fees to third party service providers. Fees to service providers were $2.5 million in 2007 and $4.7 million in 2006. In addition, costs of revenues declined due to decreases in materials, labor and overhead costs. During the years ended December 31, 2007 and 2006, substantially all of our cryoablation procedures for which we were responsible for the service element were performed by third party service providers at an additional cost to us.

Gross Profit and Gross Margin

	Year Ended
	December 31,
Gross profit	2007	2006	$ Change
	(Dollars in thousands)

Cryoablation disposable products and procedure fees	$18,569	$14,705	$3,864
Cryocare Surgical Systems	799	294	505
Cardiac royalties and other	539	648	(109)

	$19,907	$15,647	$4,260

	Year Ended
	December 31,
Gross margin	2007	2006	% Change
	(Percent of revenues)

Cryoablation disposable products and procedure fees	62.6%	52.5%	10.1%
Cryocare Surgical Systems	2.7%	1.1%	1.6%
Cardiac royalties and other	1.8%	2.3%	(0.5)%

	67.1%	55.9%	11.2%

The positive trend in gross margins (gross profit as a percentage of revenues) was primarily related to our shift from procedures where we bear responsibility for the service element of the procedure to those where we solely sell our cryoablation disposable products. Sales of cryoablation disposable products yield a higher gross margin than procedures performed by third party subcontractors. We also have continued to reduce manufacturing costs for our cryoablation disposable products, while increasing efficiencies in production.

Research and Development Expenses

	Year Ended
	December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Research and development expenses	$2,555	$2,781	$(226)	(8.1)%
Percent of total revenues	8.6%	9.9%

This decrease in research and development expenses is primarily attributable to a $0.2 million reduction in educational grants and clinical studies expenses. In 2007, we focused our research dollars on those areas in which cryoablation research is required to substantiate reimbursement codes and coverage. In addition, these expenses are generally recognized in conjunction with milestones inherent in the studies and are not always predictable in amount and timing.

Selling and Marketing Expenses

	Year Ended
	December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Selling and marketing expenses	$14,855	$15,195	$(340)	(2.2)%
Percent of total revenues	50.0%	54.3%

The decrease in selling and marketing expenses is due mainly to reductions in travel and entertainment costs, consulting costs, depreciation and amortization, and advertising, trade shows and related expenses totaling $1.4 million for the year ended December 31, 2007. These reductions were offset by increases in compensation and related costs in the amount of $1.1 million. Included in selling and marketing expenses for the year ended December 31, 2007 and 2006 were $0.7 million and $0.6 million, respectively, in non-cash stock-based compensation expense related to stock options, deferred stock units and restricted stock units.

General and Administrative Expenses

	Year Ended
	December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

General and administrative expenses	$12,506	$13,107	$(601)	(4.6)%
Percent of total revenues	42.1%	46.8%

As a result of our concerted effort to reduce costs, our audit, accounting, insurance, professional and consulting fees decreased by over $1.3 million for the year ended December 31, 2007 as compared to the same period in 2006. In 2006, we wrote off a $0.3 million note receivable from a related party that was deemed uncollectible, which was a one time event. In addition, we reduced the carrying value of the $1.4 million note receivable from Plethora relating to the sale of Timm Medical to $1.1 million in the fourth quarter of 2006 in anticipation of the acceptance of a discount in exchange for early repayment. No agreement was ultimately reached and we reinstated the note receivable to its face value in the third quarter of 2007. The note was collected in February 2008 upon scheduled maturity.

These decreases were partially offset by increased legal fees of $0.2 million generated by law firms representing our former officers and former directors in connection with ongoing SEC and DOJ investigations and legal proceedings. Also, in 2007, we recorded a $0.1 million benefit for payroll tax liabilities that were no longer statutorily due, compared to a similar benefit in the amount of $0.9 million in 2006. Included in general and administrative expenses for the year ended December 31, 2007 and December 31, 2006 were $3.0 million and $2.0 million, respectively, of non-cash stock-based compensation expense related to stock options, deferred stock units and restricted stock units.

Gain on Legal Settlement

	Year Ended
	December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Gain on legal settlement	$(677)	$—	$(677)	100.0%
Percent of total revenues	(2.2)%	0.0%

In the third quarter of 2007, we recorded a gain of $0.7 million for litigation settlement, net of related legal expenses. This amount relates to the settlement with KPMG LLP, our former independent auditor, for claims of professional negligence and breach of contract in the amount of $1.0 million for damages and $0.2 million for recovery of audit fees paid. We were required to pay one-third of the settlement amount and one-third of the returned fees to our outside litigation counsel.

Interest Income, Net

	Year Ended
	December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Interest income, net	$391	$452	$(61)	(13.5)%
Percent or total revenues	1.3%	1.6%

Interest income, net in the 2007 and 2006 periods includes interest income on a note receivable from the 2003 sale of our urinary incontinence product line and income earned on the investment of our cash balances. The 2007 amount also includes $0.1 million in interest income on the note receivable from Plethora related to the 2006 sale of Timm Medical. We suspended interest accrual on the note in 2006 and resumed accrual in 2007. The note and related interest receivable was collected in February 2008. The increase in interest income in 2007 was offset by $0.1 million of interest expense on our credit line.

Interest Expense Related to Common Stock Warrants

	Year Ended
	December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Interest expense related to common stock warrants	$—	$(3,716)	$3,716	(100)%
Percent or total revenues	—	(13.3)%

For the year ended December 31, 2006, the negative interest expense on common stock warrants resulted from a decrease in the fair value of common stock warrants related to our March 2005 private placement. As a result of a provision for liquidated damages under a related registration rights agreement, these warrants were accounted for as derivatives through December 31, 2006 and were carried at fair value with changes in fair value recorded through interest expense. Effective January 1, 2007, we adopted FASB Staff Position (FSP) EITF No. 00-19-02, Accounting for Registration Payment Arrangements, which no longer requires the warrants to be recorded as a liability and no interest expense was recorded for these warrants during the year ended December 31, 2007. See Note 6 — “Private Placement of Common Stock and Warrants” in the notes to our consolidated financial statements for the year ended December 31, 2007 for further discussion.

Loss from Continuing Operations

	Year Ended
	December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Loss from continuing operations	$(8,941)	$(11,076)	$(2,135)	(19.3)%
Percent or total revenues	(30.1)%	(39.6)%

Loss from continuing operations for the year ended December 31, 2007 was $0.80 per basic and diluted share on 11.1 million weighted average shares outstanding compared to a loss from continuing operations of $1.10 per basic and diluted share on 10.1 million weighted average shares outstanding for 2006. Losses decreased in 2007 due to a $4.3 million increase in gross profit over 2006, lower spending across all major expense categories and a $0.7 million gain on a litigation settlement. This was partially offset by non-cash expenses including $3.9 million of stock-based compensation expense in 2007, compared to $2.8 million in 2006, and a negative interest expense of $3.7 million in 2006 from the change in the fair value of common stock warrants which did not occur in 2007.

Income from Discontinued Operations

	Year Ended
	December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Income from discontinued operations	$—	$311	$(311)	(100.0)%
Percent of total revenues	—	1.1%

Income from discontinued operations for the year ended December 31, 2006 represents the operating results of Timm Medical through the date of its sale on February 10, 2006. Income for the 2006 period was $0.03 per basic and diluted share on 10.1 million weighted average shares outstanding. The 2006 income included a $0.5 million gain on the sale of Timm Medical and a tax provision of $0.2 million.

Net Loss

	Year Ended
	December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Net loss	$(8,941)	$(10,765)	$(1,824)	(16.9)%
Percent of total revenues	(30.1)%	(38.5)%

Net loss for the year ended December 31, 2007 was $0.80 per basic and diluted share on 11.1 million weighted average shares outstanding, compared to a net loss of $1.07 per basic and diluted share on 10.1 million weighted average shares outstanding during the same period in 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

	Year Ended
	December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

Cryoablation disposable products	$13,948	$6,790	$7,158	105.4%
Cryocare Surgical Systems	1,096	743	353	47.5%

	15,044	7,533	7,511	99.7%
Cryoablation procedure fees	12,298	19,780	(7,482)	(37.8)%
Cardiac royalties	604	889	(285)	(32.1)%
Other	44	72	(28)	(38.9)%

	$27,990	$28,274	$(284)	(1.0)%

The revenue decrease from the year ended December 31, 2005 to 2006 resulted from a rapid shift in mix from procedures for which we are responsible for providing the service element to those for which we solely sell our cryoablation disposable products. Total procedures increased 22 percent to 7,802 for the year ended December 31, 2006 from 6,407 in the comparable period of 2005, while the related revenues decreased by 1.2 percent. Of the total procedures performed during the year ended December 31, 2006, 32 percent were those for which we provided cryoablation services and 68 percent were from the sale of cryoablation disposable products. This compares to 63 percent for cryoablation services and 37 percent for sales of cryoablation disposable products during the year ended December 31, 2005. While our total procedures increased significantly, the lower average sales price from selling direct disposable products as compared to our average service price from providing the service element had the effect of slightly decreasing our revenues year over year. However, direct product sales also have lower cost of revenues and produce much higher gross margins as discussed above. The shift in our revenue mix was faster than expected but in line with our overall strategy to shift our business to become a more traditional medical device manufacturer.

Cardiac royalty revenue decreased mainly because the contractual rate CryoCath was obligated to pay us as percentage of related revenues decreased from 9.0 percent to 5.0 percent in 2006. Revenue from the sale of Cryocare Surgical Systems increased for the year ended December 31, 2006 from the comparable period in 2005 to $1.1 million from $0.7 million primarily due to increased sales of our systems internationally.

Cost of Revenues

	Year Ended
	December 31,
	2006	2005	$ Change
	(Dollars in thousands)

Cost of Revenues	$12,343	$15,738	$(3,395)
Percent of revenues	44.1%	55.7%

The decrease in cost of revenues was driven mainly by the rapid shift in revenue mix resulting in a decrease in the number of cryoablation procedures for which we bear responsibility for providing the service element of the procedure as opposed to solely selling our cryoablation disposable products. This mix shift led to a decrease in fees we paid to third party service providers. Costs for materials, labor and overhead per cryoablation case also decreased as we achieve manufacturing efficiencies and improve product design. Fees to service providers were $8.0 million in 2005 and $4.7 million in 2006. This decrease was offset slightly by a $0.3 million increase in cost related to Cryocare Surgical Systems.

Gross Profit and Gross Margin

	Year Ended
	December 31,
Gross profit	2006	2005	$ Change
	(Dollars in thousands)

Cryoablation disposable products and procedure fees	$14,705	$11,292	$3,413
Cryocare Surgical Systems	294	283	11
Cardiac royalties and other	648	961	(313)

	$15,647	$12,536	$3,111

	Year Ended
	December 31,
Gross margin	2006	2005	% Change
	(Percent of revenues)

Cryoablation disposable products and procedure fees	52.5%	39.9%	12.6%
Cryocare Surgical Systems	1.1%	1.0%	0.1%
Cardiac royalties and other	2.3%	3.4%	(1.1)%

	55.9%	44.3%	11.6%

The positive trend in our gross margin (gross profit as a percentage of revenues) relates primarily to the shift in our business model to a much larger percentage of total procedures from the sale of our cryoablation disposable products as opposed to procedures where we are responsible for providing the service element of the procedure, which generates a lower gross margin as a percent of revenues. Also contributing to the increase in gross margin were continued reductions in manufacturing costs for our cryoablation disposable products. Gross margins were negatively affected during the year ended December 31, 2006 by transactions where we allowed certain customers to upgrade to our Cryocare CS System from a previous generation of our Cryocare Surgical System with nominal additional payment, resulting in a net loss of $0.5 million.

Research and Development Expenses

	Year Ended
	December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

Research and development expenses	$2,781	$2,283	$498	21.8%
Percent of total revenues	9.9%	8.1%

The increase in research and development expenses was primarily attributable to increased compensation costs of $0.1 million and costs associated with several new development projects we have undertaken to reduce the manufacturing costs of Cryocare disposables and broaden the application of cryoablation outside of our current markets in urology and interventional radiology. Included in research and development expenses for the year ended December 31, 2006 is $0.1 million in non-cash stock-based compensation expense.

Selling and Marketing Expenses

	Year Ended
	December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

Selling and marketing expenses	$15,195	$13,001	$2,194	16.9%
Percent of total revenues	54.3%	46.0%

Driving the increases in selling and marketing expenses were proctor fees and related cost increases of $0.4 million, increased travel costs of $0.2 million, non-cash stock-based compensation expenses related to stock options and deferred stock units in the amount of $0.6 million and increased compensation related expenses in our sales organization of $0.8 million.

General and Administrative Expenses

	Year Ended
	December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

General and administrative expenses	$13,107	$13,858	$(751)	(5.4)%
Percent of total revenues	46.8%	49.0%

General and administrative expenses decreased in several areas including legal and accounting costs of $1.7 million as a result of establishing in house legal counsel and marked efforts to reduce accounting and consulting fees, specifically those related to compliance with section 404 of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley). We had $0.5 million in reductions in insurance premiums due to concerted efforts to reduce premiums without compromising coverage. During the second quarter of 2006 the statute of limitations expired on $0.9 million of potential payroll tax liability pertaining to employee loans forgiven and stock option exercises that occurred in 2002 and prior, compared to $0.2 million of similar reductions in 2005. In 2005 we paid $0.6 million in liquidated damages related to our March 2005 private placement financing, which did not recur in 2006.

These reductions were partially offset by $2.2 million in additional compensation expense including $2.0 million of non-cash stock-based compensation expenses related to stock options and deferred stock units. Additionally in the fourth quarter of 2006, we reserved a total of $0.7 million on notes receivable. Of this amount $0.4 million relates to a reserve recorded on a note with a related party. The $0.3 million remaining amount is related to a possible arrangement with the purchaser of Timm Medical which we may offer a payment discount in exchange for acceleration of payment of the remaining balance of the purchase note.

Interest Income, Net

	Year Ended
	December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

Interest income, net	$452	$308	$144	46.8%
Percent of total revenues	1.6%	1.1%

Interest income increased due to interest income on a note receivable for the 2003 sale of our urinary incontinence product line and interest income earned from the investment of our cash balances.

Interest Expense Related to Common Stock Warrants

	Year Ended
	December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

Interest expense related to common stock warrants	$(3,716)	$(657)	$(3,059)	(465.6)%
Percent of total revenues	(13.3)%	(2.3)%

The negative interest expense for the years ended December 31, 2006 and 2005 was due to the decreases in the fair value of common stock warrants issued in connection with our private placement in March 2005.

Loss from Continuing Operations

	Year Ended
	December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

Loss from continuing operations	$(11,076)	$(14,838)	$(3,762)	(25.4)%
Percent of total revenues	(39.6)%	(52.5)%

Loss from continuing operations for the year ended December 31, 2006 was $1.10 per basic and diluted share on 10.1 million weighted average shares outstanding compared to a loss from continuing operations of $1.54 per basic and diluted share on 9.7 million weighted average shares outstanding for the same period in 2005. Included in the loss from continuing operations during the year ended December 31, 2006 is an aggregate of $2.8 million of non-cash stock-based compensation expense related to stock options and deferred stock units, a reduction in accrued payroll taxes of $0.9 million which were no longer statutorily due and the reduction in interest expense of $3.7 million from the change in the fair value of common stock warrants.

Income from Discontinued Operations

	Year Ended
	December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

Income from discontinued operations	$311	$1,159	$(848)	(73.1)%
Percent of total revenues	1.1%	4.1%

Income from discontinued operations for the year ended December 31, 2006 represents the operating results of Timm Medical through the date of its sale on February 10, 2006. Income for the 2006 period was $0.03 per basic and diluted share on 10.1 million weighted average shares outstanding. The 2006 income included $0.5 million gain on sale of Timm Medical and a tax provision of $0.2 million. Income from discontinued operations for the year ended December 31, 2005 was $0.12 per basic and diluted share on 9.7 million weighted average shares outstanding. The 2005 period includes income of $0.6 million as a result of the elimination of the estimated costs to sell, which was previously reported as a component of a 2004 impairment charge when Timm Medical was initially marketed for sale.

Net Loss

	Year Ended
	December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

Net loss	$(10,765)	$(13,679)	$(2,914)	(21.3)%
Percent of total revenues	(38.5)%	(48.4)%

Net loss for the year ended December 31, 2006 was $10.8 million or $1.07 per basic and diluted share on 10.1 million weighted average shares outstanding, compared to a net loss of $13.7 million, or $1.42 per basic and diluted share on 9.7 million weighted average shares outstanding for the same period in 2005.

Liquidity and Capital Resources

Since inception, we have incurred losses from operations and have reported negative cash flows. As of September 30, 2008, we had cash and cash equivalents of $5.3 million. We do not expect to reach cash flow positive operations or an annual basis in 2009, and, both as a standalone company and as a combined company after the Merger, we expect to continue to generate losses from operations for the foreseeable future.

We face large cash expenditures in the future related to past due state and local taxes, primarily sales and use tax obligations, which we estimate to be approximately $2.1 million. The amount was fully accrued as of September 30, 2008. We are in the process of negotiating resolutions of the past due state and local tax obligations with the applicable tax authorities. However, there is no assurance that these obligations will be reduced as a result of the negotiations or that we will be allowed to pay the amounts due over an extended period of time.

During the three months ended September 30, 2008, we incurred $0.9 million in relation to potential strategic transactions, including the Merger. These expenditures were recorded as general and administrative expenses as incurred since the Merger is not expected to occur until 2009, and these costs will be required to be expensed under Statement of Financial Accounting Standards (SFAS) No. 141(R), Business Combinations. Consummation of the Merger, including post-closing integration costs, or, if the Merger is not consummated, any continued exploration of other strategic alternatives, is expected to continue to require a significant use of cash.

We face large cash expenditures in the future related to the costs associated with negotiating and consummating the Merger and the Financing. In addition, we anticipate significant cash expenditures in connection with post-closing integration.

We have historically financed our operations and growth through borrowings and equity financings. In the short term, we expect to use existing cash reserves and working capital through the sale of our products, and if the Merger and Financing are consummated, the proceeds of the Financing, to finance our projected operating and cash flow needs, along with continued expense management efforts. The gross proceeds to Endocare of the Financing are expected to be approximately $16.3 million. The closing of the Financing is subject to the concurrent closing of the Merger and certain other conditions including the sale of shares with a minimum aggregate purchase price of $12,000,000. However, our cash needs are not entirely predictable, and additional cash may be required, including from our bank credit facility. The future availability of funds from our bank credit facility is subject to many conditions, including the subjective acceleration clause and other provisions that are predicated on events not within our control. The funds we can borrow are based on eligible trade receivables and inventory as defined. The credit facility includes a subjective acceleration clause and a requirement to maintain a lock box with the lender, the proceeds from which will be applied to reduce the outstanding borrowings upon our default or if other conditions are met.

On December 15, 2008, we borrowed an additional $800,000 under our credit facility, bringing the total amount currently outstanding under the credit facility to $1.9 million. As of November 30, 2008, there was $2.9 million available for additional borrowing under the credit facility, of which $800,000 was borrowed on December 15, 2008 as noted above. The credit facility is currently scheduled to expire on February 26, 2009. We are currently in discussions with the lender to extend the credit facility.

In addition, our credit facility contains a minimum tangible net worth covenant measured on a monthly basis. We were not in compliance with this covenant as of December 31, 2008. We are currently in the process of seeking a waiver from the bank with respect to this noncompliance. We believe that a waiver will be granted. However, if the waiver is not granted, the bank could accelerate the outstanding indebtedness under the credit facility and terminate the credit facility.

We cannot guarantee the availability of these capital resources or that they will be sufficient to fund our ongoing operations to the point where our operations will generate positive cash flows on a consistent basis. In light of the investments required to fund our operations and growth initiatives, we will continue to assess the adequacy of our capital resources and may need to use existing and new sources of capital to finance the growth of the business. If the Merger and Financing are not consummated, Endocare, as a standalone company, expects that it will need to raise additional capital during 2009 to fund its ongoing operations. Should such financing be unavailable or prohibitively expensive when we require it, the consequences would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Critical Accounting Policies

The foregoing discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of the financial statements requires management to make estimates and assumptions in applying certain critical accounting policies. Certain accounting estimates are particularly sensitive because of their significance to our consolidated financial statements and because of the possibility that future events affecting the estimates could differ significantly from current expectations. Factors that could possibly cause actual amounts to differ from current estimates relate to various risks and uncertainties inherent in our business, including those set forth under “Risk Factors” in this proxy statement/prospectus. Endocare’s management believes that the following are some of the more critical judgment areas in the application of accounting policies that affect our financial statements.

Revenue Recognition.  We follow the provisions of Staff Accounting Bulletin 104, “Revenue Recognition in Financial Statements” (SAB 104) and Emerging Issues Task Force (EITF) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” for revenue recognition. Under SAB 104, four conditions must be met before revenue can be recognized: (i) there is persuasive evidence that an arrangement exists, (ii) delivery has occurred or service has been rendered, (iii) the price is fixed or determinable and (iv) collection is reasonably assured.

We reduce our revenues for customer concessions, and defer revenue recognition for minimum procedure guarantees, contingent payment arrangements and when we have continuing performance obligations until a future date when the contingencies are resolved and obligations met.

Where we own the equipment used in the procedure, we bill the medical facility and retain the entire procedure fee. In many instances, however, the equipment is owned by a third-party who contracts with us to perform the service component of the procedure. Third-party service providers are at times entities owned or controlled by urologists who perform cryoablation procedures. In the latter case, we still invoice the medical facility but we pay a fee to the third-party service provider. The procedure fee is recorded as revenue in the period when the procedure is performed and, where applicable, the fee paid to a third-party service provider is included in cost of revenues for the same period.

From time to time we provide loaner equipment to customers as part of a strategy aimed at promoting broader acceptance of our technology and driving sales of disposable products faster than would be possible if we restricted use of the device only to customers willing to make a significant capital investment to purchase a Cryocare Surgical System. In these situations, we either loan a mobile Cryocare Surgical System to a hospital or consign a stationary Cryocare Surgical System with the hospital under our placement program and charge a fee for each procedure in which the equipment is used. Cost of revenues includes depreciation on the Cryocare Surgical Systems we own over an estimated useful life of three years. We have also reduced the selling price of our Cryocare Surgical System to at or near cost to promote sales of our cryoablation disposable products.

Under certain circumstances, we will upgrade our older model Cryocare Surgical Systems for our new model with select customers. The terms of the upgrade can include the trade-in of an older system for a refurbished system at no additional cost to the customer, or a trade-in of an older system plus cash for a refurbished or new Cryocare Surgical System. These upgrades are not part of a bundled arrangement conditioned upon past or future purchases of our products. They are offered at our election as a means to introduce our latest technology to the market place. The older systems received in the trade are then redeployed for interventional radiology procedures or sold in secondary markets. When these upgrades take place, we invoice the customer for the upgraded Cryocare Surgical System and expense the cost of the system upon shipment. If we determine that there will be a loss on the trade, we may record the loss at the time the commitment is made. We recognize revenue to the extent of the cash consideration upon shipment. We do not assign a value to the older trade-in system since they generally have exceeded our estimated useful life of three years.

We routinely assess the financial strength of our customers and, as a consequence, believe that our accounts receivable credit risk exposure is limited. Accounts receivable are carried at original invoice amount less all discounts and allowances, and less an estimate for doubtful accounts and sales returns based on a periodic review of outstanding receivables. Allowances are provided for known and anticipated credit losses as determined by management in the course of regularly evaluating individual customer receivables. This evaluation takes into consideration a customer’s financial condition and credit history as well as current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

Impairment of Long-Lived Assets.  We have a significant amount of property, equipment and amortizable intangible assets primarily consisting of purchased patents and acquired technology. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long Lived Assets, we review our long-lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of long-lived and amortizable intangible assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net operating cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the assets exceeds their fair value.

Legal and Other Loss Contingencies.  In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of our business that cover a wide range of matters, including tax matters, product liability and workers’ compensation. In accordance with SFAS No. 5, Accounting for Contingencies, we record accruals for such contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. A significant amount of management estimation is required in determining when, or if, an accrual should be recorded for a contingent matter and the amount of such accrual, if any. Due to the uncertainty of determining the likelihood of a future event occurring and the potential financial statement impact of such an event, it is possible that upon further development or resolution of a contingent matter, a charge could be recorded in a future period that would be material to our consolidated results of operations, financial position or cash flows.

Other Investments.  We review our equity investments for impairment based on our determination of whether a decline in the market value of the investment below our carrying value is other than temporary. In making this determination, we consider Accounting Principles Board Opinion (APB) No. 18, The Equity Method of Accounting of Investments in Common Stock, and EITF 00-31, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which set forth factors to be evaluated in determining whether a loss in value should be recognized. Factors include the investee’s operational performance, indicators of continued viability, financing status, liquidity prospects and cash flow forecasts. We also consider our ability to hold the investment until we recover our cost, the market price and market price fluctuations of the investee’s publicly traded shares and the ability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment. In addition, we assess if these equity investees constitute variable interest entities and are required to be consolidated under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.

Income Taxes.  In the preparation of our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate, including estimating both actual current tax exposure and assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. Assessment of actual current tax exposure includes assessing tax strategies, the status of tax audits and open audit periods with the taxing authorities. To the extent that we have deferred tax assets, we must assess the likelihood that our deferred tax assets will be recovered from taxable temporary differences, tax strategies or future taxable income and to the extent that we believe that recovery is not likely, we must establish a valuation allowance. As of December 31, 2007 we have established a valuation allowance of $5.6 million against our deferred tax assets. In the future, we may adjust our estimates of the amount of valuation allowance needed and such adjustment would impact our provision for income taxes in the period of such change. Effective January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109 (FIN 48). FIN 48 prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

Stock based Compensation.  As a normal practice, we compensate employees and non-employee directors through stock-based compensation. Effective January 1, 2006, we account for our stock-based compensation under the provisions of SFAS No. 123R, Share-Based Payments. SFAS No. 123R eliminates the use of the intrinsic value method of accounting under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and requires companies to recognize in the financial statements the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards that are expected to vest. The estimation of stock-based compensation requires the use of complex option pricing models and application of judgment in selecting the appropriate valuation assumptions, as such volatility, forfeiture rates and expected term. We value our stock-based compensation using the Black-Scholes option pricing model and the single option award approach, in accordance with the requirements of SFAS No. 123R and Staff Accounting Bulletin (SAB) No. 107, Share-Based Payment. We reduce our compensation expense for estimated forfeitures based on historical forfeiture behavior, excluding unusual events or behavior that is not indicative of future expectations. In addition, certain equity awards vest based on performance conditions, such as sales and profitability goals. Compensation expense is recorded only if it is probable that the award will vest. Assessing whether the milestones will be met and the implicit service period requires significant judgment. We re-assess the appropriateness of the milestone and valuation assumptions, including our calculated forfeiture rate, on a quarterly basis or when events or changes in circumstances warrant a re-evaluation. In addition, we monitor equity instruments with non-standard provisions, such as performance-based vesting conditions, accelerated vesting based on achievement of performance milestones and features that require instruments to be accounted for as liabilities.

Inflation

The impact of inflation on our business has not been significant to date.

GALIL’S MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the sections of the proxy statement/prospectus entitled “Information about the Companies — Galil Medical Ltd.” beginning on page 115, and “Risk Factors” beginning on page 12, as well as Galil’s consolidated financial statements and related notes contained elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements based on Galil’s current expectations. There are various factors — many beyond Galil’s control — that could cause Galil’s actual results or the occurrence or timing of expected events to differ materially from those anticipated in these forward-looking statements. Some of these factors are described below and other factors are described elsewhere in this proxy statement/prospectus, including above under “Risks Factors” beginning on page 12. In addition, there are factors not described in this proxy statement/prospectus that could cause Galil’s actual results or the occurrence or timing of expected events to differ materially from those anticipated in these forward-looking statements. All forward-looking statements included in this proxy statement/prospectus are based on information available to Galil as of the date hereof, and , except as required by law , Galil assumes no obligation to update any such forward-looking statements.

Strategy and Key Metrics

Galil’s strategy is to achieve a market leading position in the prostate and renal cancer markets, and further develop and increase the acceptance of Galil’s technology in the treatment of other diseases. At the same time, Galil seeks to achieve penetration across additional markets such as uterine fibroids with Galil’s proprietary cryoablation technology.

The factors driving interest in and utilization of cryoablation include increased awareness and acceptance of cryoablation by industry thought leaders, continued publication of clinical data on the effectiveness of cryoablation, increased awareness among patients of cryoablation and its preferred outcomes as compared to other modalities, the efforts of Galil’s sales force, Galil’s continued expenditure of funds on patient education and advocacy and access to Galil’s technology via adequate reimbursement.

Galil’s primary objective is to grow market share, which it measures in terms of the estimated number of cryoablation procedures performed with Galil’s cryoablation systems based on the number of procedures kits sold. Galil’s sales to the U.S. market and to the European market are comprised mostly of procedures kits and other disposables, while Galil’s sales to the Asian market are comprised mostly of cryoablation systems.

For the periods presented, the following tables summarize the total estimated cryoablation procedures Galil’s customers performed in the United States and Europe, which is represented by the number of Galil’s cryoablation disposable procedures kits sold during those periods. The tables do not include information relating to the Asian market, as Galil’s sales in this market are primarily systems sales.

	Nine Months Ended September 30,
	2008	2007

Number of procedures kits sold	4,760	4,528

	Year Ended December 31,
	2007	2006	2005

Number of procedures kits sold	6,083	4,819	5,388

Results of Operations

Nine Months Ended September 30, 2008 and 2007

Revenues and costs of revenues related to the following products for the nine months ended September 30, 2008 and 2007 are as follows:

	Nine Months Ended
	September 30,
	2008	2007
	Unaudited
	(Dollars in thousands)

Revenues:
Cryoablation disposable products	$17,032	$16,409
Cryoablation Surgical Systems	1,059	2,290
Other	571	573

	$18,662	$19,272
Costs of revenues:
Cryoablation disposable products	$5,117	$5,060
Cryoablation Surgical Systems	215	541
Other	476	448

	$5,808	$6,049

Galil recognizes revenues from sales of cryoablation surgical systems and cryoablation disposable products when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectability is reasonably assured. Other sales mainly include procedure service fees related to services performed in the United States by third party providers in connection with Galil’s procedures. Such procedure service fees are recorded when the service has been rendered.

Costs of revenues consist of fixed and variable costs incurred in the manufacture of Galil’s products, such as: materials and subcontractors, payroll, warehouse, shipment and facilities. In addition, costs of revenues included depreciation of cryoablation systems placed in the field with customers under Galil’s placement program, amortization expenses for certain technology (acquired from Oncura) and fees paid to the third-party service providers, which are charged to costs of revenues when the procedure is performed.

Galil derives its revenues from the following three geographic regions: the United States, Europe and Asia. Revenues for the nine months ended September 30, 2008 and 2007 are as follows:

	Nine Months Ended
	September 30,
	2008	2007
	Unaudited
	(Dollars in thousands)

United States	$13,439	$14,587
Europe	3,908	3,069
Asia	1,315	1,616

	$18,662	$19,272

Research and development costs include expenses associated with the design and development of new products as well as enhancements to existing products. It also includes expenses relating to clinical research and clinical studies as well as expenses relating to development and maintenance of Galil’s patents and intellectual property. Galil expenses research and development costs when incurred. Galil’s research and development efforts are occasionally subject to significant non-recurring expenses and fees that can cause some variability in Galil’s quarterly research and development costs.

Selling and marketing expenses primarily consist of salaries, commissions and related benefits and overhead costs for employees and activities in the areas of selling, marketing and customer service. Expenses associated with advertising, trade shows, promotional and physician training costs related to marketing Galil’s products are also classified as selling and marketing expenses. It also includes overhead, support and administration costs relating to Galil’s U.S. and European back-offices.

General and administrative expenses primarily consist of salaries and related benefits and overhead costs for employees and activities in the areas of legal affairs, finance, information technology, human resources and administration. Fees for attorneys, independent auditors and certain other outside consultants are also included under general and administrative expenses. This category also includes reserves for bad debt and litigation losses less amounts recoverable under Galil’s insurance policies.

Galil accounts for equity awards to employees and non-employee directors and service providers under Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment (SFAS No. 123R) and EITF 96-18. As of September 30, 2008, there was $3.2 million of total unrecognized compensation costs related to unvested stock options. That cost is expected to be amortized on a straight-line basis over a weighted average service period of years. Share-based compensation expenses recorded in the nine months ended September 30, 2008 and 2007 were $0.7 million and $0.5 million, respectively.

Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007

Revenues

	Nine Months Ended
	September 30,
	2008	2007	$ Change	% Change
	Unaudited
	(Dollars in thousands)

Cryoablation disposable products	$17,032	$16,409	$623	3.8%
Cryoablation Surgical Systems	1,059	2,290	(1,231)	(53.8)%
Other	571	573	(2)	(0.4)%

	$18,662	$19,272	$(610)	(3.2)%

The number of procedures kits sold in the United States and Europe during the nine months ended September 30, 2008 increased by approximately 5.1% to 4,760 compared to 4,528 procedures kits sold during this same period in 2007.

Revenues from sales of cryoablation surgical systems decreased as a result of fewer sales of such systems due to general market conditions which made it difficult for Galil’s customers to obtain credit for capital investments.

Revenues by geographical region:

	Nine Months Ended
	September 30,
	2008	2007	$ Change	% Change
	Unaudited
	(Dollars in thousands)

United States	$13,439	$14,587	$(1,148)	(7.9)%
Europe	3,908	3,069	839	27.3%
Asia	1,315	1,616	(301)	(18.6)%

	$18,662	$19,272	$(610)	(3.2)%

Sales in the United States for the nine months ended September 30, 2008, decreased 7.9% over the same period in 2007 and sales to Asia decreased 18.6% primarily due to fewer sales of systems as a result of the general market conditions. Revenues in Europe increased 27.3% following Galil’s efforts to penetrate the European market.

Costs of Revenues

	Nine Months Ended
	September 30,
	2008	2007	$ Change
	Unaudited
	(Dollars in thousands)

Costs of revenues	$5,808	$6,049	$(241)
Percent of revenues	31.1%	31.4%

Costs of revenues declined due to lower revenues. Costs of revenues as a percentage of revenues remained stable.

Gross Profit and Gross Margin

Gross profit

	Nine Months Ended
	September 30,
	2008	2007	$ Change
	Unaudited
	(Dollars in thousands)

Cryoablation disposable products	$11,915	$11,349	$566
Cryoablation Surgical Systems	844	1,749	(905)
Other	95	125	(30)

	$12,854	$13,223	$(369)

Gross margin

	Nine Months Ended
	September 30,		Percentage Point
	2008	2007	Change
	Unaudited
	(Percent of total revenues)

Cryoablation disposable products	63.8%	58.9%	4.9%
Cryoablation Surgical Systems	4.5%	9.1%	(4.6)%
Other	0.5%	0.6%	(0.1)%

	68.8%	68.6%	0.2%

Gross margin remained stable for the nine months ended September 30, 2008 as compared to the same period in 2007.

Research and Development Costs

	Nine Months Ended
	September 30,
	2008	2007	$ Change	% Change
	Unaudited
	(Dollars in thousands)

Research and development costs	$5,686	$3,526	$2,160	61.3%
Percent of total revenues	30.5%	18.3%

The increase in research and development costs for the nine months ended September 30, 2008 was primarily related to enhancement of Galil’s research and development activities resulting in additional salaries expense of $0.9 million due to an increased headcount and additional subcontractor expenses of $0.2 million. Galil also enhanced its clinical activities resulting in an additional salaries expense of $0.7 million and additional clinical research and medical advisory expenses of $0.4 million.

Selling and Marketing Expenses

	Nine Months Ended
	September 30,
	2008	2007	$ Change	% Change
	Unaudited
	(Dollars in thousands)

Selling and marketing expenses	$13,361	$13,453	$(92)	(0.7)%
Percent of total revenues	71.6%	69.8%

Sales and marketing expenses for the nine months ended September 30, 2008 increased by $1.5 million as compared to the same period for 2007 mainly due to expansion of Galil’s U.S. sales force at the end of 2007, following the expected increase in procedural volume utilizing Galil’s cryoablation procedures. This increase was offset by a decrease of $0.6 million in expenses relating to shipments of Galil’s products from Israel to Europe, which were reduced commencing September 2007 when Galil established its warehouse in Europe. In addition, for the nine months ended September 30, 2008, Galil recorded $0.3 million of income following reversal of the shipment expenses accrual, as Galil collected part of the costs from its customers. During the nine months ended September 30, 2008, two senior managers in Galil’s U.S. operations terminated their employment, which resulted in a reduction of $0.9 million in salaries expenses (including notice period accrual reversal of $0.3 million). Marketing expenses increased by $0.2 million primarily due to increased salaries related to enhancement of Galil’s strategic marketing capabilities.

General and Administrative Expenses

	Nine Months Ended
	September 30,
	2008	2007	$ Change	% Change
	Unaudited
	(Dollars in thousands)

General and administrative expenses	$4,280	$2,474	$1,806	73.0%
Percent of total revenues	22.9%	12.8%

The increase in general and administrative expenses for the nine months ended September 30, 2008 as compared to the same period for 2007 was primarily related to $0.5 million professional service expenses in respect of the expected Merger, $0.7 million higher salaries expenses relating mainly to an increase of the notice period provision and to recruitment costs, and $0.2 million higher share-based compensation. In addition, Galil accrued $0.2 million during the nine months ended September 30, 2008 for doubtful debts relating to specific debts in Europe.

Impairment of Goodwill Expenses

	Nine Months Ended
	September 30,
	2008	2007	$ Change	% Change
	Unaudited
	(Dollars in thousands)

Impairment of goodwill expenses	$16,758	$—	$16,758	100.0%
Percent of total revenues	89.8%	0.0%

Galil’s management used the income approach in order to determine Galil’s total fair value. After comparing the fair value with the carrying amounts of its total assets and liabilities, it was concluded that the carrying value of Galil’s net assets exceeded the estimated fair value. Accordingly Galil’s management has continued to the next step as provided by SFAS No. 142 and calculated the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets). Galil’s management used operational projections, discounted cash flow analysis and third party’s valuations in performing the analysis. As a result of this analysis, Galil’s management determined that goodwill impairment had occurred and recognized a non-cash impairment charge of $16,758 during the quarter ended September 30, 2008.

Interest Income, Net

	Nine Months Ended
	September 30,
	2008	2007	$ Change	% Change
	Unaudited
	(Dollars in thousands)

Interest income (expenses), net	$(142)	$275	$(417)	(151.6)%
Percent of total revenues	0.7%	1.4%

Interest income (expenses), net for the nine months ended September 30, 2008 and 2007 periods includes mainly interest income earned from the investment of Galil’s cash balances. Such interest income decreased by $0.4 million in 2008 due to higher cash balances in the first through third quarters of 2007 resulting from Galil’s December 2006 private placement. Interest expense of $0.23 million was recorded for the nine months ended September 2008 to adjust the FIN 48 tax accrual compared to $0.16 million for the same period in 2007.

Net Loss

	Nine Months Ended
	September 30,
	2008	2007	$ Change	% Change
	Unaudited
	(Dollars in thousands)

Net loss	$(27,373)	$(5,955)	$21,418	(359.7)%
Percent of total revenues	(146.7)%	(30.9)%

Net loss for the nine months ended September 30, 2008 was $27.4 million, including $16.8 million relating to impairment of goodwill, compared to $6.0 million net loss for the same period in 2007. The increase in net loss is primarily related to the goodwill impairment and to an increase in operating expenses.

Years Ended December 31, 2007, 2006 and 2005

Revenues and cost of revenues from continuing operations related to the following products and services for each of the years ended December 31, 2007, 2006 and 2005 are as follows:

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)

Revenues:
Cryoablation disposable products	$22,074	$6,026	$5,217
Cryoablation Surgical Systems	2,807	902	1,102
Services	—	1,583	1,933
Other	741	10	9

	$25,622	$8,521	$8,261

Cost of revenues:
Cryoablation disposable products	$6,927	$3,113	$3,511
Cryoablation Surgical Systems	734	584	911
Services	—	1,341	1,598
Other	635	—	—

	$8,296	$5,038	$6,020

Galil recognizes revenues from sales of cryoablation surgical systems and cryoablation disposable products when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectability is reasonably assured. Other sales in fiscal year 2007 mainly include procedure fees related to services performed in the United States by third party providers in connection with Galil’s procedures. Such procedure service fees are recorded when the service has been rendered. Revenues for fiscal years 2005 and 2006 include income resulting from services rendered to Oncura.

In order to estimate the growth rate of Galil’s cryoablation market from 2005 to 2007, Galil has calculated the unaudited pro-forma revenues for fiscal years 2005 and 2006, under the assumption that the acquisition of Oncura’s cryo business occurred at the beginning of fiscal years 2005 and 2006, respectively. The pro-forma revenues for fiscal years 2005 and 2006 are as follows:

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)

Cryoablation products sales	$25,622	$19,963	$17,629

Costs of revenues consist of fixed and variable costs incurred in the manufacture of Galil’s products such as: materials and subcontractors, payroll, warehouse, shipment and facilities. In addition costs of revenues included depreciation of cryoablation systems placed in the field with customers under Galil’s placement program and fees paid to the third-party service providers, which are charged to costs of revenues when the procedure is performed. For fiscal years 2005 and 2006 (up to December 2006), costs of revenues included the costs associated with the performance of services provided to Oncura relating to Galil’s urology products. Commencing December 8, 2006 costs of revenues included amortization expenses for certain technology (acquired from Oncura) in the amount of $0.9 million per year.

For fiscal year 2007, research and development costs included expenses associated with the design and development of new products as well as enhancements to existing products. It also includes expenses relating to clinical research and clinical studies as well as expenses relating to development and maintenance of Galil’s patents and intellectual property. For fiscal years 2005 and 2006 (up to December 2006), research and development costs related primarily to expenses associated with the design and development of new non-urology products. Galil expenses research and development costs when incurred. Galil’s research and development efforts are occasionally subject to significant non-recurring expenses and fees that can cause some variability in its quarterly research and development expenses.

For fiscal year 2007, selling and marketing expenses primarily consisted of salaries, commissions and related benefits and overhead costs for employees and activities in the areas of selling, marketing and customer service. Expenses associated with advertising, trade shows, promotional and physician training costs related to marketing Galil’s products are also classified as selling and marketing expenses. It also includes overhead, support and administration costs relating to Galil’s U.S. and European back-offices. During fiscal years 2005 and 2006 (up to December 2006) Galil sold its urology products to Oncura and therefore its selling and marketing expenses were limited only to its activities in non-urology applications, mainly in the Asian markets.

General and administrative expenses primarily consisted of salaries and related benefits and overhead costs for employees and activities in the areas of legal affairs, finance, information technology, human resources and administration. Fees for attorneys, independent auditors and certain other outside consultants are also included under general and administrative expenses. This category also includes reserves for bad debt and litigation losses less amounts recoverable under Galil’s insurance policies.

Galil accounts for equity awards to employees and non-employee directors and service providers under Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment (SFAS No. 123R) and EITF 96-18. As of December 31, 2007, there was $1.1 million of total unrecognized compensation costs related to unvested stock options. That cost is expected to be amortized on a straight-line basis over a weighted average service period of years. Stock-based compensation expense recorded in the years ended December 31, 2007, 2006 and 2005 were $0.7 million, $0.3 million and $0.1 million, respectively.

Costs and expenses for each of the years ended December 31, 2007, 2006 and 2005 are as follows:

	Year Ended December 31,
	2007	2006	2005
	(Dollars in thousands)

Cost of revenues	$8,296	$5,038	$6,020
Research and development	5,245	1,444	1,088
Selling and marketing	18,414	1,368	218
General and administrative	3,557	2,617	1,466

Total costs and expenses	$35,512	$10,467	$8,792

Interest expenses (income), net	$(401)	$(140)	$178

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

	Year Ended December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Cryoablation disposable products	$22,074	$6,026	$16,048	266.3%
Cryoablation Surgical Systems	2,807	902	1,905	211.2%
Services	—	1,583	(1,583)	(100.0)%
Other	741	10	731	73.1%

	$25,622	$8,521	$17,101	200.7%

For the year ended December 31, 2007 revenues from disposable products and cryoablation surgical systems sales increased due to the acquisition of the cryo urology business from Oncura in December 2006. Through December 8, 2006 Galil’s revenues derived mainly from the sales to Oncura ($5.1 million) based on the supply agreement between Galil and Oncura and from services provided to Oncura ($1.6 million) based on the service agreement between the parties. Following the acquisition of Oncura’s cryo assets, Galil obtained the full urology based cryo business, and its revenues for fiscal year 2007 derived from sales to the end-user customers, and the recognition of the full end-user sales prices in Galil’s revenues. In order to estimate the growth rate of Galil’s cryoablation market from fiscal years 2006 to 2007, Galil has calculated the unaudited pro-forma revenues for fiscal year 2006, under the assumption that the acquisition of Oncura’s cryo business occurred at the beginning of 2006. The pro-forma calculation indicated a growth rate of 28% from $20.0 million in unaudited pro-forma revenues in fiscal 2006 to $25.6 million in revenues in fiscal 2007.

Cost of revenues

	Year Ended
	December 31,
	2007	2006	$ Change
	(Dollars in thousands)

Cost of revenues	$8,296	$5,038	$3,258
Percent of revenues	32.3%	59.1%

The increase in cost of revenues resulted primarily from the increase in revenues. The percentage of revenues had decreased following the acquisition of the Oncura’s cryo business and the recognition of the full end-user prices under Galil’s revenues.

Gross Profit and Gross Margin

Gross profit

	Year Ended
	December 31,
	2007	2006	$ Change
	(Dollars in thousands)

Cryoablation disposable product	$15,147	$2,913	$12,234
Cryoablation Surgical Systems	2,073	318	1,755
Services	—	242	(242)
Other	106	10	96

	$17,326	$3,483	$13,843

Gross margin

	Year Ended		Percentage
	December 31,		Point
	2007	2006	Change
	(Percentage of total revenues)

Cryoablation disposable product	59.1%	34.2%	24.9%
Cryoablation Surgical Systems	8.1%	3.7%	4.4%
Services	0.0%	2.8%	(2.8)%
Other	0.4%	0.1%	0.3%

	67.6%	40.9%	26.7%

The positive trend in gross margins (gross profit as a percentage of revenues) was primarily related to the shift from sales to Oncura to sales to end-user customers, which yielded a higher gross margin due to the recognition of the full end-user prices under Galil’s revenues. Galil also implemented several enhancements in its manufacturing facilities to increase efficiency.

Research and Development Costs

	Year Ended
	December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Research and development costs	$5,245	$1,444	$3,801	263.2%
Percent of total revenues	20.5%	16.9%

The increase in research and development costs was primarily related to the inclusion of $1.3 million of Galil’s research and development costs under costs of revenues during fiscal 2006, as those costs were related to the services Galil provided to Oncura. In addition, following the acquisition of Oncura’s cryo business in December 2006, Galil extended its clinical activities in the United States and Europe, resulting in additional expenses of $2.3 million, relating mainly to salaries, travel, clinical research and medical advisory board fees.

Selling and Marketing Expenses

	Year Ended
	December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Selling and marketing expenses	$18,414	$1,368	$17,046	1,246%
Percent of total revenues	71.9%	16.0%

The increase in selling and marketing expenses was primarily related to the acquisition of Oncura’s cryo business in December 2006, following which Galil obtained full responsibility for the urology sales and marketing activities worldwide, previously conducted by Oncura. In addition, during fiscal 2007, Galil significantly extended the sales and marketing activities and its infrastructure in Europe, under its plan to penetrate the European market, which had not been an area of focus for Oncura.

General and Administrative Expenses

	Year Ended
	December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

General and administrative expenses	$3,557	$2,617	$940	35.9%
Percent of total revenues	13.9%	30.7%

The increase in general and administrative expenses was primarily related to higher salaries and travel expenses of $1.2 million due to enhancement of administration, finance and human resources headcount, expenses of $0.3 million relating to CEO search, and additional share-based compensation expenses of $0.1 million. The increase was partly offset with $0.7 million one-time expenses relating to the acquisition of Oncura’s cryo business, which were included in Galil’s fiscal 2006 general and administrative expenses.

Interest Income, Net

	Year Ended
	December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Interest income, net	$401	$140	$261	186.4%
Percent of total revenues	1.6%	1.6%

Interest income, net in fiscal 2007 increased due to higher interest income of $0.5 million earned from the investment of Galil’s cash balances, resulting from a December 2006 private placement. The increase was partly offset with $0.3 million reduction in interest income relating to a loan and receivables balances of Oncura, which were repaid on December 2006 and with interest expenses of $0.2 million relating to adjustment of FIN-48 tax accrual. Interest income net in fiscal 2006 included interest expenses of $0.2 million relating to a shareholders’ loan and amortization expenses of $0.1 million relating to the discount of that loan. The loan was converted to equity in December 2006. Galil accounted for the warrants issued in fiscal 2004 under the provisions of Accounting Principles Board Opinion No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”.

Loss Related to Acquisition

	Year Ended
	December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Loss related to Oncura’s acquisition and direct expenses	$—	$(2,288)	$2,288	(100.0)%
Percent of total revenues	0.0%	(26.8)%

Galil adopted SFAS 153 “Exchange of Nonmonetary Assets” and SFAS 141 “Business Combination”, under which the acquisition of Oncura’s cryo business with the sale of Galil’s 25% equity holdings in Oncura in December 2006 did not involve an exchange of similar productive assets but rather a transaction using the purchase method of accounting. Therefore, Galil effectively kept its original 25% interest in the cryoablation business at its carrying value amount of the cryoablation business, as reflected in Galil’s financial statements through the investment in Oncura, and revalued the remaining 75% cryoablation business purchased from Oncura. As a result of the above, Galil recorded a loss of $1.7 million. In addition Galil recorded direct expenses relating to the above transactions of $0.5 million.

Loss before Equity Losses of Affiliates

	Year Ended
	December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Loss before equity losses of affiliates	$(9,489)	$(4,094)	$(5,395)	131.8%
Percent of total revenues	(37.0)%	(48.0)%

Loss before equity losses of affiliates for the year ended December 31, 2007 was $9.5 million compared to a loss of $4.1 million for the same period in 2006. Losses increased in 2007 due to higher spending of $21.8 million across all major operating expense categories. This was partially offset with a $13.8 million increase in gross profit over 2006 and a $0.3 million increase in net interest income.

Equity Losses of Affiliates

	Year Ended
	December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Equity losses of affiliates	$—	$(8,885)	$8,885	100.0%
Percent of total revenues	0.0%	(104.3)%

Equity losses of affiliates include Galil’s 25% proportionate share in Oncura’s loss for fiscal year 2006, which amounted to $2.8 million. In addition Galil reviewed its investment in Oncura for impairment, and in light of Oncura’s results of operations and several other indicators, recorded during fiscal 2006 an impairment of its investment in Oncura of $6.1 million due to an other than temporary decline in the value of the investment.

Net Loss

	Year Ended
	December 31,
	2007	2006	$ Change	% Change
	(Dollars in thousands)

Net loss	$(9,489)	$(12,979)	$3,490	(26.9)%
Percent of total revenues	(37.0)%	(152.3)%

Net loss for the year ended December 31, 2007 was $9.5 million compared to net loss of $13.0 million for the same period in 2006. The reduction in the net loss of $3.5 million resulted from the higher loss before equity losses of affiliates of $5.4 million, which was offset with lower expenses relating to equity losses of affiliates of $8.9 million.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

	Year Ended December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

Cryoablation disposable products	$6,026	$5,217	$809	15.5%
Cryoablation Surgical Systems	902	1,102	(200)	(18.1)%
Services	1,583	1,933	(350)	(18.1)%
Other	10	9	1	—

	$8,521	$8,261	$260	3.1%

Revenues from disposable products increased due to higher sales to non-urology applications and due to the acquisition of Oncura’s cryo business in December 2006, following which for the month of December 2006 revenues included sales to the end-user customers with recognition of the full end-user sales prices.

Cost of revenues

	Year Ended
	December 31,
	2006	2005	$ Change
	(Dollars in thousands)

Cost of revenues	$5,038	$6,020	$(982)
Percent of revenues	59.1%	72.9%

The decrease in cost of revenues resulted primarily from a decrease of $0.3 million in costs relating to services rendered to Oncura and a decrease of $0.3 million in royalty expenses paid to the Israeli Chief Scientist Office.

Gross Profit and Gross Margin

Gross profit

	Year Ended
	December 31,
	2006	2005	$ Change
	(Dollars in thousands)

Cryoablation disposable product	$2,913	$1,706	$1,207
Cryoablation surgical systems	318	191	127
Services	242	335	(93)
Other	10	9	1

	$3,483	$2,241	$1,242

Gross margin

	Year Ended		Percentage
	December 31,		Point
	2006	2005	Change
	(Percentage of total revenues)

Cryoablation disposable product	34.2%	20.7%	13.5%
Cryoablation surgical systems	3.7%	2.3%	1.4%
Services	2.8%	4.1%	(1.3)%
Other	0.1%	0.1%	0.0%

	40.9%	27.1%	13.8%

The positive trend in gross margin (gross profit as a percentage of revenues) was primarily related to a decrease in royalties’ expenses paid to the Israeli Chief Scientist Office and to the acquisition of Oncura’s cryo business in December 2006, following which for the month of December 2006 revenues included sales to the end-users customers with recognition of the full end-user sales prices.

Research and Development Costs

	Year Ended
	December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

Research and development costs	$1,444	$1,088	$356	32.7%
Percent of total revenues	16.9%	13.2%

The increase in research and development costs was primarily related to higher salaries expenses mainly due to the development of women’s health applications.

Selling and Marketing Expenses

	Year Ended
	December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

Selling and marketing expenses	$1,368	$218	$1,150	527.5%
Percent of total revenues	16.0%	2.6%

The increase in selling and marketing expenses was primarily related to the acquisition of Oncura’s cryo business in December 2006. Following this acquisition Galil obtained full responsibility for the urology sales and marketing activities worldwide, previously conducted by Oncura, which resulted in expenses of $0.7 million for the month of December 2006. Galil also recorded acquisition expenses of $0.2 million relating mainly to retention bonuses paid to its sales employees. In addition, during fiscal 2006, Galil enhanced its business development activities in the women’s health applications and its sales efforts in other non-urology applications, which resulted in higher selling and marketing expenses of $0.3 million compared to the previous year.

General and Administrative Expenses

	Year Ended
	December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

General and administrative expenses	$2,617	$1,466	$1,151	78.5%
Percent of total revenues	30.7%	17.7%

The increase in general and administrative expenses was primarily related to higher salaries and travel expenses of $0.2 million and additional stock based compensation expenses of $0.2 million. In addition, in 2006 Galil recorded $0.7 million in expenses relating to the acquisition of Oncura’s cryo business.

Interest Income, Net

	Year Ended
	December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

Interest income (expenses), net	$140	$(178)	318	178.6%
Percent of total revenues	1.6%	(2.1)%

Interest income, net in 2006 increased due to higher interest income of $0.3 million earned from the investment of Galil’s cash balances and from loan and receivables balances of Oncura, which were repaid in December 2006. In addition interest expenses relating to a shareholders’ loan and the related warrants amortization expenses decreased by $0.1 million. Galil accounted for the warrants issued in 2004 under the provisions of Accounting Principles Board Opinion No. 14 “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”.

Loss Related to Acquisition

	Year Ended
	December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

Loss related to Oncura’s acquisition and direct expenses	$(2,288)	$—	$(2,288)	(100.0)%
Percent of total revenues	(26.8)%

Galil adopted SFAS 153 “Exchange of Nonmonetary Assets” and SFAS 141 “Business Combination”, under which the acquisition of Oncura’s cryo business with the sale of Galil’s 25% holdings in Oncura in December 2006, did not involve an exchange of similar productive assets but rather a transaction using the purchase method of accounting. Therefore, Galil effectively kept its original 25% interest in the cryoablation business at its carrying value amount of the cryoablation business, as reflected in Galil’s financial statements through the investment in Oncura, and revalued the remaining 75% cryoablation business purchased from Oncura. As a result of the above, Galil recorded a loss of $1.7 million. In addition Galil recorded direct expenses relating to the above transactions of $0.5 million.

Loss before Equity Losses of Affiliates

	Year Ended
	December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

Loss before equity losses of affiliates	$(4,094)	$(684)	$(3,410)	498.5%
Percent of total revenues	(48.1)%	(8.3)%

Loss before equity losses of affiliates for the year ended December 31, 2006 was $4.1 million compared to $0.7 million for the same period in 2005. Losses increased primarily due to a $2.3 million loss related to the acquisition of Oncura’s cryo business and due to higher spending of $2.7 million across all major operating expense categories. This was partially offset with a $1.3 million increase in gross profit over 2005 and the $0.3 million increase in interest income, net.

Equity Losses of Affiliates

	Year Ended
	December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

Equity losses of affiliates	$(8,885)	$(7,030)	$(1,855)	26.4%
Percent of total revenues	(104.3)%	(85.1)%

Equity losses of affiliates include Galil’s 25% proportionate share in Oncura’s losses for fiscal years 2006 and 2005, which amounted to $2.8 million and $2.0 million, respectively. In addition, Galil reviewed its investment in Oncura for impairment, and in light of Oncura’s results of operations and several other indicators, recorded during fiscal years 2006 and 2005 impairment of its investment of $6.1 million and $5.0 million respectively, due to an other than temporary decline in the value of the investment.

Net Loss

	Year Ended
	December 31,
	2006	2005	$ Change	% Change
	(Dollars in thousands)

Net loss	$(12,979)	$(7,714)	$(5,265)	68.3%
Percent of total revenues	(152.3)%	(93.4)%

Net loss for the year ended December 31, 2006 was $13.0 million compared to $7.7 million for the previous year. Losses increased primarily due to a $2.3 million loss related to the acquisition of Oncura’s cryo business, higher spending of $2.7 million across all major operating expense categories and higher expenses related to affiliates losses of $1.9 million. This was partially offset with a $1.3 million increase in gross profit over 2005 and a $0.3 million increase in interest income, net.

Liquidity and Capital Resources

Since inception, Galil has incurred losses from operations and has reported negative cash flows. As of September 30, 2008, Galil had an accumulated deficit of $73.2 million and cash and cash equivalents of $3.5 million. Galil does not expect to reach cash flow positive operations for fiscal years 2008 and 2009, and, as a standalone company, it expects to continue to generate losses from operations for the foreseeable future.

On November 10, 2008, Galil signed the Merger Agreement with Endocare. In the Merger, a wholly-owned subsidiary of Endocare, Orange Acquisitions Ltd., will merge with and into Galil. After the Merger, Galil will continue as the surviving company and will be a wholly owned subsidiary of Endocare. Each outstanding share of Galil will be cancelled at the effective time of the Merger, and in exchange therefore, Endocare will issue shares of Endocare common stock. Following the Merger, Galil shareholders will no longer have any interest in Galil, but will have an equity stake in Endocare, the new parent company of Galil’s operations. Immediately after the Merger, but prior to the Financing, existing Endocare stockholders are expected to own approximately 52.0% of the outstanding shares of Endocare common stock and the former Galil shareholders are expected to own approximately 48.0% of the outstanding shares of Endocare common stock. Upon consummation of the Merger and Financing and attributing ownership to Galil’s shareholders of the Escrow Shares, existing Endocare stockholders will own approximately 38.5% of the outstanding common stock of Endocare and Galil shareholders will own approximately 61.5% of the outstanding common stock of Endocare. During the nine months ended September 30, 2008, Galil incurred expenses of $0.5 million in relation to the pending Merger. These expenditures were recorded as general and administrative expenses as incurred, since the Merger is not expected to close until the first half of 2009, and these costs are required to be expensed under Statement of Financial Accounting Standards (SFAS) No. 141(R), Business Combinations. Consummation of the Merger, including post-closing integration costs, or, if the Merger is not consummated, any continued exploration of other strategic alternatives, is expected to continue to require a significant use of cash.

Galil has historically financed its operations and growth through equity financings. As discussed in Note 11 to the consolidated financial statements, on December 8, 2006 Galil issued 74,962,166 Series A-1 Preferred Shares to three groups of private U.S. investors for a total consideration of $40.0 million. In addition, a loan of $3.6 million granted to Galil in April 2004 was converted into 6,746,596 Series A-2 Preferred Shares, based on per share price of $0.5336. The funds were used for the acquisition of the urology business from Oncura ($20.0 million) and to finance Galil’s operations and growth following the acquisition of the cryo business from Oncura.

To continue financing Galil’s cash operations until the closing of the Merger, Galil signed in January 2009, a “Sale of Accounts” agreement with Rexford Funding LLC. Galil can borrow up to $3.0 million based on eligible US trade receivables as defined in the agreement. In addition, Galil has an understanding with several of its current shareholders, pursuant to which the shareholders have agreed to extend to Galil a bridge loan of $2.0 million. The loan is expected to be funded to Galil in two installments, one installment of $1.4 million during January of 2009, and a second installment of $0.6 million in February of 2009. The loan will bear interest of 18% per annum. If the Merger and the Financing occur, the loan amounts will be repaid out of the proceeds of the Financing. If the Merger Agreement is terminated, the bridge loan will become convertible at a discounted conversion rate of 75% of any share price agreed under future equity financing round of at least $5.0 million.

Galil cannot guarantee the availability of these capital resources or that they will be sufficient to fund its ongoing operations until the closing of the Merger. If the Merger and Financing are not consummated, Galil, as a standalone company, expects that it will need to raise additional capital during 2009 to fund its ongoing operations to the point where Galil’s operations will generate positive cash flows on a consistent basis. Should such financing be unavailable or prohibitively expensive when Galil requires it, the consequences would have a material adverse effect on Galil’s business, financial condition, results of operations and cash flows.

Critical Accounting Policies

The foregoing discussion and analysis of Galil’s financial condition and results of operations are based on Galil’s consolidated financial statements, which have been prepared in accordance with US generally accepted accounting principles. The preparation of the financial statements requires management to make estimates and assumptions in applying certain critical accounting policies. Certain accounting estimates are particularly sensitive because of their significance to Galil’s consolidated financial statements and because of the possibility that future events affecting the estimates could differ significantly from current expectations. Factors that could possibly cause actual amounts to differ from current estimates relate to various risks and uncertainties inherent in Galil’s business, including those set forth under “Risk Factors” in this proxy statement/prospectus. Galil’s management believes that the following are some of the more critical judgment areas in the application of accounting policies that affect Galil’s financial statements.

Revenue recognition

Revenues from systems and disposable kits sales are recognized in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. Generally, Galil does not have any significant obligations after delivery and does not grant a right of return to its customers.

Galil routinely assesses the financial position of its customers to determine its exposure to credit risk. Accounts receivable are carried at the original invoice amount, less a provision for doubtful accounts, based on a periodic review of outstanding receivables. Allowances are provided for known and anticipated credit losses, as determined by management in the course of regularly evaluating customer receivables. This evaluation takes into consideration a customer’s financial position and credit history, as well as current economic conditions. Accounts receivable are written off when deemed uncollectible.

Inventories

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. Cost is determined as follows:

Raw materials, parts and supplies — using the “first-in, first-out” method

Finished products and work in progress — with respect to raw materials — using the “first-in, first-out” method and with respect to labor and manufacturing expenses — on the basis of actual expenses.

Investment in an Affiliate

In Galil’s financial statements, an affiliate is a company held to the extent of 20% or more (which is not a subsidiary), or a company less than 20% held, where Galil can exercise significant influence over operating and financial policies of the affiliate. The investment in an affiliate was accounted for in accordance with the equity method of accounting. Profits on intercompany sales, not realized outside the group have been eliminated. The excess of the purchase price over the fair value of net tangible assets acquired has been attributed to goodwill and other intangible assets.

The investment in the affiliate was accounted for under the equity method of accounting in accordance with APB No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”).

Galil’s investment in the affiliate was reviewed for impairment by management whenever events or changes in circumstances indicated that the carrying amount of the investment may not be recoverable and when indications of goodwill or intangible assets impairments were indicated.

Impairment of Long-Lived Assets

Galil’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

Intangible Assets

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over their useful economic life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. The amortization expense on intangible assets with finite lives is recognized in the statement of operations.

Galil’s intangible assets consist of patent technology and customer relationships. Both assets are amortized over an estimated useful life which benefits are expected to be received. As of December 31, 2006 and 2007, no impairment losses have been identified.

Galil assessed whether there had been an impairment of its intangible assets in accordance with SFAS No. 144 as of September 30, 2008. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying value of the asset. Based upon this analysis Galil concluded that impairment of the intangible assets is not required as of September 30, 2008.

Goodwill

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for any impairment at least, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. An annual impairment test is performed by Galil in the fourth quarter of each year.

In accordance with SFAS No. 142, due to certain indicators as more fully described in Note 1d to the consolidated financial statements, Galil performed an interim assessment of goodwill impairment as of September 30, 2008. As a result of this analysis, Galil determined that goodwill impairment had occurred and recognized a non-cash impairment charge of $16.768 million during the quarter ended September 30, 2008. The impairment is primarily a result of a reduction in the estimated future cash flows attributable to the cryoablation urology business.

Income taxes

Galil and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Galil provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained) otherwise a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to FAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months.

Galil adopted the provisions of FIN 48 as of January 1, 2007. As a result of the implementation of FIN 48, Galil recognized $2.95 million increase in liability for unrecognized tax positions which was accounted with a corresponding increase to the January 1, 2007 balance of accumulated deficit. As of January 1, 2007, liabilities for unrecognized tax positions in accordance with FIN 48 amounted to $2.95 million.

Interest associated with uncertain tax position is classified as financial expenses in the financial statements. Galil’s policy for interest related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48.

Accounting for stock-based compensation

Effective January 1, 2006 (“the effective date”), Galil adopted SFAS No. 123(R), “Share-Base Payment”, which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), which required the measurement and recognition of compensation expenses based on estimated fair value for all share based payment awards made to employees and directors. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R).

Galil adopted SFAS 123(R) using the modified-prospective method. According to the modified-prospective method, compensation cost is recognized beginning with the effective date (a) based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the grant date fair value estimated in accordance with the provisions of SFAS 123 “Accounting For Stock-Based Compensation” (“SFAS 123”) for all awards granted to employees prior to the effective date that remain unvested on the effective date. Results of prior periods have not been restated, in accordance with the modified prospective transition method.

Previously, Galil adopted the fair-value-based method of accounting based on the provisions of SFAS 123 for share-based payments effective January 1, 2003 using the prospective methods described in SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”.

The difference between the expense related to stock-based employee compensation included in the determination of net income for 2006, and the expense which would have been recognized if the fair value method had been applied to all awards granted after the original effective date of SFAS 123 is immaterial.

Galil recognizes compensation expenses for the value of its awards based on the straight line method over the requisite service period of each of the awards.

Galil applies EITF 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, with respect to options issued to non-employees.

Inflation

The impact of inflation on Galil’s business has not been significant to date.

Exchange Rate Fluctuations

Galil’s operating expenses are materially impacted by the fluctuations of the US dollar currency compared to the New Israeli Shekel, because a significant portion of payroll, manufacturing and facilities expenses are paid in New Israeli Shekels.

In addition, the revenues and selling and marketing expenses are impacted by the fluctuations of the Euro and the British pound currencies as compared to the U.S. dollar, because part of these revenues and expenses are collected and paid in Euros and British pounds.

ENDOCARE’S MANAGEMENT

Directors

Current Directors

Information is set forth below concerning the current members of Endocare’s board of directors.

Name	Age(1)	Position with Endocare

John R. Daniels, M.D.	70	Director
David L. Goldsmith	60	Director
Eric S. Kentor	49	Director
Terrence A. Noonan	71	Chairman, Interim Chief Executive Officer & Interim President
Thomas R. Testman(2)	72	Director

(1)	All ages are as of December 31, 2008.

(2)	Our board of directors has determined that Mr. Testman is an “audit committee financial expert,” as defined in SEC Regulation S-K Item 407.

John R. Daniels, M.D. has served as a director since January 2004. Dr. Daniels is former chief executive officer and chairman at a number of medical technology companies, as well as an accomplished clinician and past faculty member of the Stanford University School of Medicine. From 1990 to the present, Dr. Daniels has served as an associate professor of medicine in the Division of Oncology at the University of Southern California School of Medicine. Dr. Daniels is the founder or co-founder of five start-up companies, including: Collagen Corporation, which was acquired by Inamed, a publicly-traded healthcare company; Target Therapeutics, today a division of Boston Scientific Corporation, a publicly-traded medical device company; and Balance Pharmaceuticals, a company founded in 1992 to develop and market a drug to moderate hormone levels in pre-menopausal women. Dr. Daniels is currently a director and Chairman of Balance Pharmaceuticals. From 1997 until 2002, Dr. Daniels was Chairman of Cohesion Technologies, a publicly-traded spin-off from Collagen Corporation, which developed sealing technologies for surgery. In 2003 Cohesion Technologies was acquired by Angiotech Pharmaceuticals, a publicly-traded company that develops drug-coated medical devices and drug-loaded surgical implants. Dr. Daniels holds a B.A. from Stanford University and an M.D. from the Stanford University School of Medicine.

David L. Goldsmith has served as a director since June 2005. A private investor and business consultant since 2004, Mr. Goldsmith previously served as Managing Director of RS Investment Management, an investment management firm, from 1999 to 2003. From 1981 to 1999, Mr. Goldsmith held a variety of investment management and research positions at Robertson Stephens and Company. From 1978 to 1981, Mr. Goldsmith worked with BA Investment Management, eventually becoming Associate Director of Research. He is also on the board of directors of a number of privately-held companies. Mr. Goldsmith is a chartered financial analyst, and holds a B.A. from Occidental College and an M.B.A. from Columbia University Graduate School of Business.

Eric S. Kentor has served as a director since February 2005 and currently serves as Chairman of the Compensation Committee. From 2002 to the present, he has been an independent business consultant, primarily to health care technology companies. From 1995 to 2001, he was Senior Vice President, General Counsel and Corporate Secretary of MiniMed, Inc., a company engaged in the design, development, manufacture and marketing of advanced systems for the treatment of diabetes. Mr. Kentor also served as an original and permanent member of MiniMed’s Executive Management Committee. From 1994 to 1995, Mr. Kentor served as Vice President and Executive Counsel of Health Net Health Plans. From 1987 to 1994, Mr. Kentor practiced with the law firm McDermott, Will & Emery, where he was elected partner. Mr. Kentor holds a B.A. from the University of California, Los Angeles and a J.D. from UCLA School of Law.

Terrence A. Noonan has served as a director of Endocare since September 2003 and as Interim Chief Executive Officer and Interim President of Endocare since October 2008. From 1991 to 1999, Mr. Noonan was President and Chief Operating Officer of Furon Company, a New York Stock Exchange-listed manufacturer of industrial and medical polymer components. Mr. Noonan served as an Executive Vice President of Furon from 1989 to 1991 and as a

Vice President of Furon from 1987 to 1989. Prior to joining Furon in 1987, Mr. Noonan served as a Group Vice President of Eaton Corporation, a diversified global manufacturer of transportation and electrical products. From 1999 to the present, Mr. Noonan has been serving as a board member to several companies. Mr. Noonan received a B.S. from Miami University and an E.M.B.A. from Case Western Reserve University.

Thomas R. Testman has served as a director since April 2003 and currently serves as Chairman of the Audit Committee. Mr. Testman is a former Managing Partner of Ernst & Young LLP where, during his tenure from 1962 to 1992, he served as Managing Partner of both Health Care Services and Management Consulting Services for the West Coast and National Practices. He also served as an area Managing Partner for the audit and tax practices. From 1993 to the present, Mr. Testman has been serving as a board member to both public and private companies. Mr. Testman recently served as a director and member of the Audit Committee of Amylin Pharmaceuticals, Inc. From 1996 to 2004, Mr. Testman served as a director of Specialty Laboratories, Inc., including serving as Chairman and as a member of the Audit Committee. He also serves or has served on the board of several privately-held companies, including serving as Chairman of Covenant Care, Inc. and Pacific Health Corporation. Mr. Testman previously was a director and Chairman of the Audit Committee of MiniMed Inc. Mr. Testman has also served on numerous professional, civic and charitable organization boards, including the Finance Council of the American Hospital Association and the Advisory Council of the California Hospital Commission. He has an M.B.A. from Trinity University and is a certified public accountant (retired).

Directors After the Merger

Information is set forth below concerning the proposed members of Endocare’s board of directors after the Merger.

Name	Age(1)	Position with Endocare

Doron Birger	57	Director
Martin J. Emerson	45	Director
Richard B. Emmitt	63	Director
David L. Goldsmith	60	Director
Eric S. Kentor	49	Director
Terrence A. Noonan	71	Director
Daniel A. Pelak	58	Director
Thomas R. Testman(2)	72	Director
James E. Thomas	48	Director

(1)	All ages are as of December 31, 2008.

(2)	Our current board of directors has determined that Mr. Testman is an “audit committee financial expert,” as defined in SEC Regulation S-K Item 407.

Doron Birger will be appointed to Endocare’s board of directors in connection with the consummation of the Merger. Mr. Birger has served as President and Chief Executive Officer at Elron Electronic Industries Ltd., a member of the IDB Holding group and a leading Israel-based technology holding company since August 2002, President since September 2001, Chief Financial Officer from 1994 to May 2002 and Corporate Secretary from 1994 to September 2001. Mr. Birger is Chairman of ChipX (Israel), Ltd., as well as a director of Given Imaging Ltd., Galil, Medingo Ltd., RDC, Teledata Networks Ltd., Wavion Ltd. and NuLens Ltd. Mr. Birger brought to Elron a 15 year track record as Vice President-Finance and Chief Financial Officer in a variety of private companies, including North Hills Electronics Ltd., Fibronics Ltd., Middle-East Pipes and Bateman Engineering Ltd. Mr. Birger is a director of the National Science & Technology Museum in Haifa, a director in the Israel Association of Electronics & Software Industries, a member of Young Entrepreneurs, a non-profit organization, and a member of DVI, the Dental Volunteers for Israel. Mr. Birger holds a B.A. and an M.A. degree in economics from the Hebrew University, Jerusalem.

Martin J. Emerson will be President and Chief Executive Officer of Endocare after the Merger and a member of Endocare’s board of directors. Mr. Emerson has served as the Chief Executive Officer of Galil since March of 2008. Mr. Emerson has over 20 years’ experience in the medical device industry, most recently as President and

Chief Executive Officer of American Medical Systems (AMS), a company focused on developing, manufacturing and marketing medical devices that restore male and female pelvic health, from January 2005 to January 2008. During his tenure at AMS, he held other executive roles including President and Chief Operating Officer from March 2004 to December 2004, Executive Vice President and Chief Operating Officer from July 2003 to February 2004. Executive Vice President of Global Sales and Marketing from January 2003 to June 2003 and Vice President and General Manager of International, from June 2000 to December 2002. Prior to joining AMS, in 2000, he held senior roles in the overseas operations for several American-based companies including Baxter International and Boston Scientific. Mr. Emerson serves on the Board of Wright Medical and Incisive Surgical.

Richard B. Emmitt will be appointed to Endocare’s board of directors in connection with the consummation of the Merger. Mr. Emmitt has over thirty years of health care industry investment experience including venture capital, investment research, and investment banking. Mr. Emmitt has been a Managing Director of The Vertical Group, an investment management and venture capital firm focused on the medical device industry, since 1989. Prior to joining The Vertical Group, as an investment analyst with Cyrus J. Lawrence and F. Eberstadt, Mr. Emmitt was recognized as one of the leading experts on the health care industry by Institutional Investor Magazine. He currently serves on the Boards of Directors of American Medical Systems, Inc., BioSet, ENTrigue Surgical, ev3 Inc, Galil, Incumed, Tepha and Tornier. Mr. Emmitt previously served on the Boards of Directors of OsteoBiologics Inc., SciMed Life Systems, Xomed Surgical Products and Wright Medical. Mr. Emmitt received a B.A. in Economics from Bucknell University and an M.B.A. from The Rutgers School of Business.

Daniel A. Pelak will be appointed to Endocare’s board of directors in connection with the consummation of the Merger. Mr. Pelak currently works for Welsh, Carson, Anderson & Stowe, which he joined in December 2008 and focuses on investments in the healthcare industry. He has over twenty years of experience as a senior executive in the medical technology industry, compiling a successful track record in growing young companies and corporate operating divisions. From August 2005 until joining Welsh, Carson, Anderson & Stowe, Mr. Pelak served as Chief Executive Officer at InnerPulse, a privately held, early-stage cardiac medical device company with a cutting-edge alternative to traditional cardiac rhythm management devices. Before joining InnerPulse, from August 2002 until August 2005, he was the Chief Executive Officer of Closure Medical Corporation, a publicly traded global leader in the development and manufacture of biomaterial-based medical adhesives, until its acquisition by Johnson & Johnson in 2005. He began his industry career at Medtronic, Inc., where he spent more than two decades. His executive assignments there included Vice President of U.S. Marketing, and later in his career, the worldwide responsibility for three different operating divisions as the Vice President and General Manager. Mr. Pelak presently serves on the Boards of Directors of AGA Medical Corporation and Affinergy, Inc. Mr. Pelak is a graduate of Penn State University with a B.S. in Biology.

James E. Thomas will be appointed to Endocare’s board of directors in connection with the consummation of the Merger. Mr. Thomas co-founded Thomas, McNerney & Partners, a health care venture capital firm, in 2001 and has served as partner of such firm since its founding. Prior to co-founding Thomas, McNerney & Partners, Mr. Thomas worked at Warburg Pincus LLC, a private equity firm, from 1989 to 2000, heading its medical technology private equity practice where he had responsibility for investments in biotechnology, pharmaceutical, medical device and diagnostic companies. He is currently a board member of Clarus Therapeutics, Inc., Galil and Solstice Neurosciences, Inc. Prior to joining Warburg Pincus LLC, Mr. Thomas was a Vice President at Goldman Sachs International in London, England. Mr. Thomas also serves as a Member of the Board of Directors at the Second Stage Theatre in New York City. Mr. Thomas graduated magna cum laude with a B.S. in Economics from the Wharton School at the University of Pennsylvania and received an M.Sc. in Economics from the London School of Economics.

For information regarding Messrs. Goldsmith, Kentor, Noonan and Testman, see above under “Directors-Current Directors.” The parties have agreed that a member of Endocare’s pre-Merger board of directors will be Chairman of the post-Merger board of directors. It is the parties’ current intention that Terrence A. Noonan will be the Chairman of the board of directors after completion of the Merger.

Executive Officers

Current Executive Officers

Endocare’s executive officers as of December 31, 2008 are as follows:

Name	Age(1)	Position with Endocare

Terrence A. Noonan	71	Interim Chief Executive Officer and Interim President
Michael R. Rodriguez	41	Senior Vice President, Finance and Chief Financial Officer
Clint B. Davis	36	Senior Vice President, Legal Affairs, General Counsel and Secretary

(1)	All ages are as of December 31, 2008.

Terrence A. Noonan has served as our Interim Chief Executive Officer and Interim President since October 2, 2008. For additional information regarding Mr. Noonan, see above under “Directors.”

Michael R. Rodriguez has served as our Senior Vice President, Finance and Chief Financial Officer since August 2004. From January 2004 until August 2004, Mr. Rodriguez served as a consultant to Endocare, providing assistance on a variety of financial and operational projects and compliance with Section 404 of the Sarbanes-Oxley Act. Prior to joining us as a consultant, Mr. Rodriguez served as Executive Vice President and Chief Financial Officer of Directfit, Inc., a provider of information technology staffing services, from June 2000 to November 2003. From September 1997 to June 2000, Mr. Rodriguez held a variety of positions, including Senior Vice President and Chief Financial Officer, with Tickets.com, Inc., a publicly-traded Internet-based provider of entertainment ticketing services and software. From June 1995 to September 1997, Mr. Rodriguez was Corporate Controller and Director of Finance at EDiX Corporation, a medical informatics company. Mr. Rodriguez began his career at Arthur Andersen LLP and was with that firm from 1989 to 1993. Mr. Rodriguez holds a B.S. in accounting from the University of Southern California and an M.B.A. from Stanford University. Mr. Rodriguez is a certified public accountant.

Clint B. Davis joined us in January 2006 as Senior Vice President, Legal Affairs, General Counsel and Secretary. From August 2000 to January 2006, Mr. Davis was a corporate attorney with the San Diego office of Morrison & Foerster LLP. While at Morrison & Foerster, Mr. Davis served as outside counsel to Endocare since January 2003 and represented a number of other life sciences and technology companies in a wide variety of business transactions, contractual arrangements and corporate governance matters. Prior to his employment with Morrison & Foerster, Mr. Davis was a corporate attorney with law firms in Boston and Los Angeles. Mr. Davis holds a B.A. from Rice University and a J.D. from Harvard Law School.

Executive Officers After the Merger

Endocare’s executive officers after the Merger are expected to be as follows:

Name	Age(1)	Position with Endocare

Martin J. Emerson	45	Chief Executive Officer and President
Michael R. Rodriguez	41	Senior Vice President, Finance and Chief Financial Officer
Clint B. Davis	36	Senior Vice President, Legal Affairs, General Counsel and Secretary

(1)	All ages are as of December 31, 2008.

For information regarding Mr. Emerson, see above under “Directors-Directors After the Merger.” For information regarding Messrs. Rodriguez and Davis, see above under “Executive Officers-Current Executive Officers.”

Related Party Transactions

We have no related party transactions to report.

We have adopted written related party transaction policies and procedures. Under these policies and procedures, our Audit Committee reviews the material facts of each “interested transaction” that requires the Audit Committee’s approval and either approves or disapproves of the entry into the interested transaction.

Our policies and procedures define an “interested transaction” as any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships in which:

•	the aggregate amount involved will or may be expected to exceed $100,000 in any calendar year;

•	Endocare or a subsidiary is a participant; and

•	any related party (including an executive officer, director or nominee for election as a director of Endocare, a greater than five percent beneficial owner of Endocare or an immediate family member of any of the foregoing) has or will have a direct or indirect interest, other than solely as a result of being a director or less than 10 percent beneficial owner of another entity.

In determining whether to approve or ratify an interested transaction our Audit Committee is required to take into account, among other factors as it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

Under our policies and procedures, no director is permitted to participate in any deliberation or approval of an interested transaction for which he or she is a related party, except that the director shall provide all material information concerning the interested transaction to the Audit Committee and may address questions from the Audit Committee.

Several types of interested transactions are considered “pre-approved” under our policies and procedures, including transactions that the SEC has determined are not disclosable as related party transactions under Item 404(a) of Regulation S-K (such as executive and director compensation).

Compensation Committee Interlocks, Insider Participation and Independence

None of the members of the current Compensation Committee of Endocare (Dr. Daniels and Messrs. Kentor and Goldsmith) or the proposed Compensation Committee of Endocare after the Merger (Messrs. Emmitt, Thomas and Kentor):

•	has ever been an officer or employee of Endocare;

•	is or was a participant in a “related party” transaction for purposes of Item 404 of Regulation S-K from January 1, 2007 to the present; or

•	is an executive officer of another entity, at which one of our executive officers serves on the board of directors.

There are no Compensation Committee interlocks between Endocare and other entities involving Endocare’s current or proposed executive officers and directors. The current board of directors has determined that all members of the Compensation Committee are “independent,” as defined in the NASDAQ listing standards.

ENDOCARE’S DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

2008 SUMMARY COMPENSATION TABLE

								Non-Equity
								Incentive
Name and		Salary	Bonus	Stock		Option		Plan		All Other
Principal Position	Year	($)	($)(1)	Awards ($)		Awards ($)		Compensation ($)		Compensation ($)		Total ($)
(a)	(b)	(c)	(d)	(e)		(f)		(g)		(h)		(i)

Terrence A. Noonan,	2008	$61,538	None	None		$25,233	(3)	None		$100	(4)	$86,871
Interim CEO & President(2)	2007	None	None	None		None		None		None		None
Michael R. Rodriguez,	2008	$230,196	None	$12,500	(5)	$92,193	(6)	$36,831	(11)	$13,494	(12)	$385,214
SVP, Finance & CFO	2007	$223,445	None	$90,875	(8)	$121,450	(9)	$110,830	(13)	$11,535	(12)	$558,135
Clint B. Davis,	2008	$244,843	None	$12,500	(5)	$151,194	(6)	$39,175	(14)	$10,798	(15)	$458,510
SVP, Legal Affairs & General Counsel	2007	$238,000	None	$88,160	(8)	$117,733	(9)	$118,048	(16)	$9,071	(15)	$571,012
Craig T. Davenport,	2008	$358,744	None	None		$95,851	(6)	None		$8,729	(7)	$463,324
Former CEO & President(2)	2007	$390,000	None	$476,923	(8)	$1,204,707	(9)	$411,060	(10)	$11,979	(7)	$2,494,669

(1)	Amounts earned under our 2008 Management Incentive Compensation Program (MICP) and our 2007 MICP are reported under column (g), Non-Equity Incentive Plan Compensation.

(2)	Mr. Noonan was appointed as our Interim Chief Executive Officer and Interim President on October 2, 2008, following Mr. Davenport’s resignation as our Chief Executive Officer, President and Chairman on September 30, 2008. The information in this table for Mr. Noonan relates to compensation he received in his capacity as Interim Chief Executive Officer and Interim President. For information regarding Mr. Noonan’s compensation as a non-employee director prior to his appointment as Interim Chief Executive Officer and Interim President see the 2008 Director Compensation table below.

(3)	Represents the aggregate expense under SFAS No. 123R recognized by Endocare for 2008 with respect to the stock options granted to Mr. Noonan on October 2, 2008. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2007.

(4)	Represents the value of our contributions on behalf of Mr. Noonan under our accidental death and disability, long-term disability and group term life insurance plans.

(5)	Represents the aggregate expense under SFAS No. 123R recognized by Endocare for 2008 with respect to the RSUs held by the respective executive officer. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2007.

(6)	Represents the aggregate expense under SFAS No. 123R recognized by Endocare for 2008 as a result of option awards held by the applicable executive officer, disregarding estimated forfeitures. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2007.

(7)	Represents the value of our contributions on behalf of Mr. Davenport under our medical, dental, accidental death and disability, long-term disability and group term life insurance plans.

(8)	Represents the aggregate expense under SFAS No. 123R recognized by Endocare for 2007 with respect to (i) the RSUs granted to the respective executive officer on February 23, 2007 ($443,773 for Mr. Davenport, $86,400 for Mr. Rodriguez and $69,120 for Mr. Davis) and (ii) the 20% “premium percentage” applicable to the DSU awards made to the applicable executive officer under the Employee DSU Program as a result of the executive officer’s election to receive all or a portion of his target incentive payment under the 2007 MICP in the form of DSUs instead of cash ($33,150 for Mr. Davenport, $4,475 for Mr. Rodriguez and $19,040 for Mr. Davis). For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2007.

(9)	Represents the aggregate expense under SFAS No. 123R recognized by Endocare in 2007 as a result of option awards held by the applicable executive officer, disregarding estimated forfeitures. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2007.

(10)	Includes $245,310 in cash incentive compensation earned during 2007 under our 2007 MICP. Also includes $165,750 representing the aggregate expense under SFAS No. 123R recognized by Endocare for 2007 as a result of Mr. Davenport’s election to receive 50% of his target incentive payment under our 2007 MICP in the form of DSUs under our Employee DSU Program. The 20% “premium percentage” applicable to the DSUs is included in this table under column (e), Stock Awards. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2007.

(11)	Consists of cash incentive compensation earned during 2008 under our 2008 MICP, assuming an aggregate achievement percentage of 40%, which is our current estimate of the achievement percentage for 2008. The achievement percentage will not be finalized until the audit of our 2008 financial statements is completed and our Compensation Committee has approved the final achievement percentage.

(12)	Represents the value of our contributions on behalf of Mr. Rodriguez under our medical, dental, accidental death and disability, long-term disability and group term life insurance plans.

(13)	Includes $88,453 in cash incentive compensation earned during 2007 under our 2007 MICP. Also includes $22,377 representing the aggregate expense under SFAS No. 123R recognized by Endocare for 2007 as a result of Mr. Rodriguez’s election to receive 25% of his target incentive payment under our 2007 MICP in the form of DSUs under our Employee DSU Program. The 20% “premium percentage” applicable to the DSUs is included in this table under column (e), Stock Awards. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2007.

(14)	Represents the aggregate expense under SFAS No. 123R recognized by Endocare for 2008 as a result of Mr. Davis’ election to receive 100% of his target incentive payment under our 2008 MICP in the form of DSUs under our Employee DSU Program. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2007.

(15)	Amount consists of (i) $10,798 for 2008 and $6,210 for 2007, representing the value of our contributions on behalf of Mr. Davis under our medical, dental, accidental death and disability, long-term disability and group term life insurance plans, and (ii) $2,861 for 2007 in accrued paid time off that we permitted Mr. Davis to cash out and donate to the families of current or former employees in need, consistent with our policy of permitting employees to cash out and donate accrued paid time off in certain circumstances.

(16)	Includes $22,848 in cash incentive compensation earned during 2007 under our 2007 MICP. Also includes $95,200 representing the aggregate expense under SFAS No. 123R recognized by Endocare for 2007 as a result of Mr. Davis’ election to receive 100% of his target incentive payment under our 2007 MICP in the form of DSUs under our Employee DSU Program. The 20% “premium percentage” applicable to the DSUs is included in this table under column (e), Stock Awards. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements for the year ended December 31, 2007.

Explanatory Information Relating to 2008 Summary Compensation Table

Please note the following points in connection with the information in the 2008 Summary Compensation Table:

•	All stock options held by Mr. Davenport on September 30, 2008, when he resigned from his positions with Endocare, expired three months after his resignation without being exercised. All restricted stock units (RSUs) held by Mr. Davenport on September 30, 2008 were forfeited as a result of his resignation.

•	As compensation for Mr. Noonan’s service as Interim Chief Executive Officer and Interim President, Endocare agreed to pay Mr. Noonan a retainer of $25,000 per month. In addition, Mr. Noonan was granted 50,000 stock options on October 2, 2008, with an exercise price equal to the closing price of our common stock on that date. These options vest in equal monthly installments over the first five months of Mr. Noonan’s service, with vesting accelerated upon Endocare’s hiring of a new Chief Executive Officer.

•	Endocare entered into employment agreements with Messrs. Rodriguez and Davis in connection with the commencement of their employment in August 2004 and January 2006, respectively. Pursuant to these agreements, each of Messrs. Rodriguez and Davis is entitled to a certain amount of base salary. This amount was determined based on our assessment of the executive officer’s skill set and experience and the market value of that skill set and experience, based on competitive market data, at the time that Endocare entered into the respective employment agreement. Each year, Endocare considers whether to adjust the base salaries of senior management, including the executive officers, in order to reward individual performance, keep pace with cost of living increases and respond to competitive considerations.

•	The employment agreements between Messrs. Rodriguez and Davis also provide for certain compensation in the case of termination or a change in control of Endocare, as described below under “Potential Payments Upon Termination or Change in Control.” For these purposes the Merger and the Financing do not result in a change in control of Endocare.

•	On October 8, 2008, our Compensation Committee approved the following compensation items relative to Messrs. Rodriguez and Davis: each of Messrs. Rodriguez and Davis was granted $25,000 worth of RSUs, based on the October 8, 2008 closing price of our common stock. These RSUs vest on April 1, 2009 if the recipient continues to be employed on that date; and each of Messrs. Rodriguez and Davis was granted a cash retention amount equal to four months of his base salary, based on his base salary in effect on October 8, 2008. This cash retention amount will be paid on the first pay date after April 1, 2009 if and only if the recipient continues to be employed on April 1, 2009.

OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR-END

	Option Awards				Stock Awards
								Equity
								Incentive
							Equity	Plan
							Incentive	Awards:
							Plan	Market
							Awards:	or Payout
							Number	Value of
						Market	of Unearned	Unearned
	Number of	Number of			Number of	Value of	Shares,	Shares,
	Securities	Securities			Shares or	Shares or	Units or	Units or
	Underlying	Underlying			Units of	Units of	Other	Other
	Unexercised	Unexercised	Option		Stock That	Stock That	Rights	Rights That
	Options	Options	Exercise	Option	Have Not	Have Not	That Have	Have
	(#)	(#)	Price	Expiration	Vested	Vested	Not Vested	Not Vested
Name	Exercisable	Unexercisable	($)	Date	(#)	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

Terrence A. Noonan(1)	6,667	—	$12.45	9/30/2013	—	—	—	—
Terrence A. Noonan(2)	6,667	—	$7.08	1/10/2015	—	—	—	—
Terrence A. Noonan(3)	6,667	—	$9.12	1/10/2016	—	—	—	—
Terrence A. Noonan(4)	6,667	—	$4.95	1/10/2017	—	—	—	—
Terrence A. Noonan(5)	—	—	—	—	2,060	$824	—	—
Terrence A. Noonan(6)	—	—	—	—	7,142	$2,857	—	—
Terrence A. Noonan(7)	20,000	30,000	$1.33	10/2/2018	—	—	—	—
Michael R. Rodriguez(8)	91,667	—	$6.45	8/18/2014	—	—	—	—
Michael R. Rodriguez(9)	11,805	4,862	$9.93	2/23/2016	—	—	—	—
Michael R. Rodriguez(10)	—	—	—	—	—	—	50,000	$20,000
Michael R. Rodriguez(11)	—	—	—	—	18,248	$7,299
Clint B. Davis(12)	60,763	22,570	$9.90	1/17/2016	—	—	—	—
Clint B. Davis(13)	—	—	—	—	—	—	40,000	$16,000
Clint B. Davis(14)	—	—	—	—	—	—	13,991	$5,596
Clint B. Davis (11)	—	—	—	—	18,248	$7,299

Note:	All market values in the table above are based on the closing price of our common stock on December 31, 2008, which was $0.40.

(1)	These stock options vested as to 50% of the shares on September 30, 2004 and as to the remaining shares on September 30, 2005. These stock options were granted to Mr. Noonan in connection with his original appointment as a non-employee director.

(2)	These stock options vested as to 100% of the shares on January 10, 2006. These stock options were granted to Mr. Noonan while he was serving as a non-employee director.

(3)	These stock options vested as to 100% of the shares on January 10, 2007. These stock options were granted to Mr. Noonan while he was serving as a non-employee director.

(4)	These stock options vested as to 100% of the shares on January 10, 2008. These stock options were granted to Mr. Noonan while he was serving as a non-employee director.

(5)	These stock awards consist of RSUs that vested on January 10, 2009. These RSUs were granted to Mr. Noonan while he was serving as a non-employee director.

(6)	These stock awards consist of RSUs that will vest on May 15, 2009. These RSUs were granted to Mr. Noonan while he was serving as a non-employee director.

(7)	These stock options vest in five equal monthly installments on November 2, 2008, December 2, 2008, January 2, 2009, February 2, 2009 and March 2, 2009, with vesting accelerated if Endocare appoints a new Chief Executive Officer before March 2, 2009 and Mr. Noonan remains employed by Endocare until such appointment. These RSU were granted to Mr. Noonan in connection with his appointment as Interim Chief Executive Officer and Interim President on October 2, 2008.

(8)	These stock options vested as to 25% of the shares on August 18, 2005 and vested ratably on a monthly basis thereafter based on continued employment through August 18, 2008.

(9)	These stock options vested as to 25% of the shares on February 23, 2007 and vest ratably on a monthly basis thereafter based on continued employment through February 23, 2010.

(10)	These stock awards consist of RSUs that vest only if Endocare achieves specific profitability goals over the 2007-2009 period.

(11)	These stock awards consist of RSUs that vest on April 1, 2009 subject to continued employment through that date.

(12)	These stock options vested as to 25% of the shares on January 17, 2007 and vest ratably on a monthly basis thereafter based on continued employment through January 17, 2010.

(13)	These stock awards consist of RSUs that vest only if Endocare achieves specific profitability goals over the 2007-2009 period.

(14)	These stock awards consist of DSUs elected in lieu of cash under the Employee DSU Program and 2008 MICP. Based on estimated performance under the 2008 MICP it is expected that 40% of these DSUs will become vested in the first quarter of 2009.

Potential Payments Upon Termination or Change in Control

The following section provides information regarding the severance and vesting acceleration provisions applicable to Messrs. Rodriguez and Davis under their employment agreements and the terms of their equity compensation awards. Given the interim nature of his appointment as an executive officer, Mr. Noonan does not have an employment agreement and is not entitled to receive any severance or change in control payments.

“Single-trigger” vesting acceleration means that vesting acceleration is triggered automatically by the occurrence of a change in control of Endocare (such as a merger or acquisition involving a change in control). “Double-trigger” vesting acceleration means that vesting acceleration is triggered only if the employee’s employment terminates in certain circumstances in connection with or following a change in control of Endocare.

The default provision under Endocare’s 1995 Stock Plan was “single-trigger” vesting acceleration. In adopting a new equity compensation plan for Endocare in 2004, “double-trigger” vesting acceleration was selected as the default provision for the 2004 Stock Incentive Plan. Therefore, unless specifically provided otherwise in the relevant stock option agreements, stock options granted under the 1995 Stock Plan have “single-trigger” vesting acceleration and stock options granted under the 2004 Stock incentive Plan have “double-trigger” vesting acceleration. The 2004 Stock Incentive Plan’s “double-trigger” provision applies if the employee’s employment is terminated without cause within 12 months after the change in control. For these purposes, the definition of “cause” is the same definition as is contained in the respective employee’s employment agreement, if the employee has an employment agreement. Otherwise the definition is based on the employee’s: (i) performance of any act or failure to perform any act in bad faith and to the detriment of Endocare or a related entity; (ii) dishonesty, intentional misconduct or material breach of any agreement with Endocare or a related entity; or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

The Merger and the Financing do not result in a change in control for purposes of the 1995 Stock Plan or the 2004 Stock Incentive Plan.

In addition to the information in this section, please see the section above entitled “Interests of Endocare’s Directors and Executive Officers in the Merger” for a description of the effect of the Merger on deferred stock units held by Endocare’s executive officers and directors, including those held by Messrs. Noonan, Rodriguez and Davis.

Termination and Change-in-Control Provisions Applicable to Mr. Rodriguez

Under his employment agreement, if Endocare terminates Mr. Rodriguez’s employment other than for cause (as defined in the agreement) or if Mr. Rodriguez terminates his employment for good reason (as defined in the agreement), then, during the 12-month period immediately following the date of Mr. Rodriguez’s termination, Endocare will continue to pay to Mr. Rodriguez his base salary and make available to Mr. Rodriguez the benefits made generally available by Endocare to its employees.

Under his employment agreement, Mr. Rodriguez’s right to receive these post-termination benefits is contingent on his signing a general release of claims against Endocare and his compliance with his ongoing obligations to Endocare, including:

•	Mr. Rodriguez is required to perform any and all acts requested by Endocare to ensure the orderly and efficient transition of his duties;

•	for a period of two years after the date of the termination of his employment, Mr. Rodriguez is prohibited (for himself or for any third party) from diverting or attempting to divert from Endocare any business, employee, consultant, customer, vendor or service provider, through solicitation or otherwise, or otherwise interfering with Endocare’s business or Endocare’s relationships with its employees, consultants, customers, vendors and service providers; and

•	Mr. Rodriguez is required to comply with his obligations under any other agreements with Endocare, including his agreement relating to protection of Endocare’s confidential information.

Upon the commencement of his employment, Mr. Rodriguez received options to purchase an aggregate of 91,667 shares of our common stock. These options were granted under Endocare’s 1995 Stock Plan. As described above, the default provision under the 1995 Stock Plan is “single-trigger” vesting acceleration. The option agreement governing this option grant incorporates the “single-trigger” default provision under the 1995 Stock Plan.

On February 23, 2006, Mr. Rodriguez was granted an additional option to purchase 16,667 shares of our common stock. This option was granted under Endocare’s 2004 Stock Incentive Plan. This option is subject to “single-trigger” vesting acceleration.

On February 23, 2007, Mr. Rodriguez was granted 50,000 RSUs. The RSUs were granted under Endocare’s 2004 Stock Incentive Plan and use the standard “double-trigger” vesting acceleration under the 2004 Stock Incentive Plan.

On October 8, 2008, Mr. Rodriguez was granted 18,248 RSUs. The RSUs were granted under Endocare’s 2004 Stock Incentive Plan and use the standard “double-trigger” vesting acceleration under the 2004 Stock Incentive Plan.

The table below reflects the estimated amounts of payments and other benefits Mr. Rodriguez would be entitled to receive upon termination or change in control in each situation assuming that the event occurred on December 31, 2008 and based on our closing stock price as of that date of $0.40 per share. Actual payments made under Mr. Rodriguez’s employment agreement at any future date would likely vary, depending in part on the market price of our common stock. The table does not reflect any compensation adjustments or awards made in 2009.

	Payments and Benefits
	Upon Termination by
	Endocare Without		Payments and
	Cause or by the		Benefits for
	Employee with Good	Change in Control	Change in Control
	Reason (Other Than	Payments and	Followed
	in Connection with	Benefits	by Termination
	Change in Control)	(“Single-Trigger”)(1)	(“Double-Trigger”)(1)

Severance	$230,476 (2)	None	$230,476 (2)
Bonus	None	None	None
Early vesting of stock options	None	None (3)	None (3)
Early vesting of RSUs	None	None	$27,299 (4)
Benefits	$13,000 (5)	None	$13,000 (5)
Totals	$243,476	None	$270,775

(1)	See above for a description of the “single-trigger” and “double-trigger” provisions to which Mr. Rodriguez is subject.

(2)	The severance is paid in the form of salary continuation during the 12 months following termination.

(3)	On December 31, 2008, the closing price of Endocare’s common stock ($0.40) was lower than the exercise price of any of Mr. Rodriguez’s stock options.

(4)	Amount reflects the 68,248 RSUs held by Mr. Rodriguez, multiplied by $0.40, which was the closing price of Endocare’s common stock on December 31, 2007.

(5)	Estimated costs of continuing to provide Mr. Rodriguez with the benefits generally made available to our employees for one year.

Termination and Change-in-Control Provisions Applicable to Mr. Davis

Mr. Davis’ employment agreement contains severance provisions (including definitions of “cause” and “good reason”) that mirror those contained in Mr. Rodriguez’s employment agreement, as described above.

Under his employment agreement, Mr. Davis’ right to receive post-termination benefits is contingent on his signing a general release of claims against Endocare and his compliance with his ongoing obligations to Endocare, including:

•	Mr. Davis is required to perform any and all acts requested by Endocare to ensure the orderly and efficient transition of his duties;

•	for a period of two years after the date of the termination of his employment, Mr. Davis is prohibited (for himself or for any third party) from diverting or attempting to divert from Endocare any business, employee, consultant, customer, vendor or service provider, through solicitation or otherwise, or otherwise interfering with Endocare’s business or Endocare’s relationships with its employees, consultants, customers, vendors and service providers; and

•	Mr. Davis is required to comply with his obligations under any other agreements with Endocare, including his agreement relating to protection of Endocare’s confidential information.

Upon the commencement of his employment, Mr. Davis received options to purchase an aggregate of 83,333 shares of our common stock. These options were granted under Endocare’s 2004 Stock Incentive Plan. This option is subject to “single-trigger” vesting acceleration.

On February 23, 2007, Mr. Davis was granted 40,000 RSUs. The RSUs were granted under Endocare’s 2004 Stock Incentive Plan and use the standard “double-trigger” vesting acceleration under the 2004 Stock Incentive Plan.

On October 8, 2008, Mr. Davis was granted 18,248 RSUs. The RSUs were granted under Endocare’s 2004 Stock Incentive Plan and use the standard “double-trigger” vesting acceleration under the 2004 Stock Incentive Plan.

The table below reflects the estimated amounts of payments and other benefits Mr. Davis would be entitled to receive upon termination or change in control in each situation assuming that the event occurred on December 31, 2008 and based on our closing stock price as of that date of $0.40 per share. Actual payments made under Mr. Davis’ employment agreement at any future date would likely vary, depending in part on the market price of our common stock. The table does not reflect any compensation adjustments or awards made in 2009.

	Payments and Benefits
	Upon Termination by
	Endocare Without		Payments and
	Cause or by the		Benefits for
	Employee with Good	Change in Control	Change in Control
	Reason (Other Than	Payments and	Followed
	in Connection with	Benefits	by Termination
	Change in Control)	(“Single-Trigger”)(1)	(“Double-Trigger”)(1)

Severance	$245,140 (2)	None	$245,140 (2)
Bonus	None	None	None
Early vesting of stock options	None	None (3)	None (3)
Early vesting of RSUs	None	None	$23,299 (4)
Benefits	$11,000 (5)	None	$11,000 (5)
Totals	$256,140	None	$279,439

(1)	See above for a description of the “single-trigger” and “double-trigger” provisions to which Mr. Davis is subject.

(2)	The severance is paid in the form of salary continuation during the 12 months following termination.

(3)	On December 31, 2008, the closing price of Endocare’s common stock ($0.40) was lower than the exercise price of any of Mr. Davis’ stock options.

(4)	Amount reflects the 58,248 RSUs held by Mr. Davis, multiplied by $0.40, which was the closing price per share of Endocare’s common stock on December 31, 2008.

(5)	Estimated costs of continuing to provide Mr. Davis with the benefits generally made available to our employees for one year.

2008 DIRECTOR COMPENSATION

	Fees Earned or
	Paid in		Stock		Option
	Cash		Awards		Awards	Total
Name	($)		($)		($)	($)
(a)	(b)		(c)		(d)	(e)

John R. Daniels, M.D.	$51,500	(2)	$37,958	(3)	None	$89,458
David L. Goldsmith	$91,500	(2)	$37,958	(3)	None	$129,458
Eric S. Kentor	$67,500	(2)	$37,958	(3)	None	$105,458
Terrence A. Noonan(1)	$59,500	(2)	$37,958	(3)	None	$97,458
Thomas R. Testman	$62,500	(2)	$37,958	(3)	None	$100,458

(1)	This table reflects compensation paid to Mr. Noonan in his capacity as director during 2008, prior to his appointment as Interim Chief Executive Officer and Interim President on October 2, 2008.

(2)	All of our non-employee directors elected to receive 100% of their retainers and meeting fees earned in 2008 in the form of DSUs rather than cash, pursuant to our Non-Employee Director DSU Program described below. The ultimate value of the DSUs depends on the market price of Endocare’s common stock on the payout date selected by each director, in accordance with the terms of the Non-Employee Director DSU Program.

(3)	Represents the aggregate expense under SFAS No. 123R recognized by Endocare for 2008 with respect to RSUs held by the applicable director, disregarding estimated forfeitures. For a description of the assumptions made in the SFAS No. 123R valuation, see Notes 3 and 8 to the financial statements included for the year ended

December 31, 2007. The RSU grants were made on January 10, 2008 and May 15, 2008 pursuant to our Non-Employee Director RSU Program under our 2004 Stock Incentive Plan.

As of December 31, 2008, the outstanding equity awards held by our non-employee directors were as follows: Dr. Daniels held 26,668 stock options (all of which were vested), 9,203 RSUs (none of which were vested) and 27,226 DSUs; Mr. Goldsmith held 23,334 stock options (all of which were vested), 9,203 RSUs (none of which were vested) and 33,426 DSUs; Mr. Kentor held 23,334 stock options (all of which were vested), 9,203 RSUs (none of which were vested) and 32,688 DSUs; and Mr. Testman held 28,335 stock options (all of which were vested), 9,203 RSUs (none of which were vested) and 31,828 DSUs. All DSUs granted under our Non-Employee Director DSU Program are fully vested upon grant.

Retainers

Each of our non-employee directors receives an annual retainer of $25,000 for his service as a director. The Lead Independent Director receives an additional annual retainer of $15,000, the Chairman of the Audit Committee receives an additional annual retainer of $12,500, the Chairman of the Compensation Committee receives an additional annual retainer of $7,500, the Chairman of the Nominating and Corporate Governance Committee receives an additional annual retainer of $7,500 and each member of the Audit Committee receives an additional annual retainer of $2,500. The additional annual retainers are cumulative for any director who serves in multiple capacities for which such director is entitled to more than one additional annual retainer (for example, because the Lead Independent Director also serves as Chairman of the Nominating and Corporate Governance Committee and currently is a member of the Audit Committee, he is entitled to receive an aggregate annual retainer of $50,000, equal to the base annual retainer of $25,000 plus an aggregate additional annual retainer of $25,000). All annual retainers are paid quarterly in arrears. For the quarters ended September 30, 2006 and December 31, 2006, the year ended December 31, 2007 and the year ending December 31, 2008, all of our non-employee directors elected to receive 100% of their retainers in the form of DSUs rather than cash, pursuant to our Non-Employee Director DSU Program described below.

In addition to the standard retainers described above, our Board may approve special retainers from time to time. For example, Mr. Goldsmith received a retainer of $25,000 for his service in 2008 as chairman of the Special Committee established by the Board relating to the Merger and the Financing.

Meeting Fees

Each non-employee director also receives $1,000 for each in person meeting of our board of directors or any committee thereof that he attends and an additional payment of $500 for each telephonic meeting of our board of directors or any committee thereof in which he participates. The meeting fees apply to meetings of the Board, the Board’s three standing committees (i.e., Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee) and any special committees established by the Board. For the quarters ended September 30, 2006 and December 31, 2006, the year ended December 31, 2007 and the year ending December 31, 2008, all of our non-employee directors elected to receive 100% of their meeting fees in the form of DSUs rather than cash, pursuant to our Non-Employee Director DSU Program described below.

Non-Employee Director DSU Program

On May 18, 2006, our board of directors adopted a Non-Employee Director DSU Program. The purposes of the program are to: (i) enable us to conserve cash that otherwise would be used to pay retainers and meeting fees to our non-employee directors; and (ii) enable non-employee directors to obtain equity on a tax-deferred basis. In addition, the Non-Employee Director DSU Program further aligns participants’ interests with those of our other stockholders.

Elections to participate in the program are made on an annual basis. A participating director receives a percentage (minimum of 25% and maximum of 100%) of the director’s retainers and meeting fees for the relevant year in the form of DSUs. Participating directors select the percentage at the time of electing to participate in the program for the relevant year. For 2006, the election deadline was June 17, 2006. Elections made for 2006 applied to retainers and meeting fees earned in the final two quarters of 2006. The election deadline applicable to 2007 and subsequent years is December 31 of the immediately preceding year.

Each DSU represents the right to receive one share of our common stock in the future on the DSU “payout date,” as described below.

On the fifth trading day of each calendar quarter, each participating director is granted fully vested DSUs equal in value to the amount of retainers and meeting fees earned for the immediately preceding quarter, based on the closing stock price on the date of grant.

Ultimately, each director’s DSUs will be “paid out” to the director through the issuance to the director of a corresponding number of shares of our common stock. At the time of making an annual election to participate in the program, the director selects as the “payout date” one of the following three options: (i) a predetermined date at least two years after the applicable election deadline (the date is specified by the director in the director’s election form); (ii) the termination of the director’s service with Endocare; or (iii) the earlier of (i) or (ii); provided, however, that if the termination of the director’s service occurs earlier than two years after the applicable election deadline, then any issuance of shares that would otherwise be triggered by such termination will be deferred until the date that is two years after the applicable election deadline. In any event, the “payout date” is accelerated in the case of a change of control of Endocare or the director’s death. The director may elect to have a portion (up to 50%) of his DSUs settled in cash (rather than stock) to enable the director to pay taxes resulting from the share issuance.

For the quarters ended September 30, 2006 and December 31, 2006, the year ended December 31, 2007 and the year ending December 31, 2008, all of our non-employee directors elected to receive 100% of their retainers and meeting fees in the form of DSUs rather than cash.

A copy of the Non-Employee Director DSU Program is attached as Exhibit 10.2 to the Current Report on Form 8-K that we filed with the SEC on May 22, 2006.

In order to satisfy certain regulatory requirements in preparation for the planned listing of our common stock on The Nasdaq Capital Market, on August 6, 2007 we amended the Non-Employee Director DSU Program to impose a maximum 10-year term for the program (from the original adoption date, which was May 18, 2006) and establish a maximum number of shares that may be issued under the program, which is 400,000 shares. As of December 31, 2008, 165,982 DSUs were outstanding under the program.

Expense Reimbursement

Directors are reimbursed for reasonable expenses incurred in connection with serving as directors.

2004 Non-Employee Director Option Program

Each non-employee director also has participated in our 2004 Non-Employee Director Option Program (the “Director Option Program”). The Director Option Program was adopted by our board of directors in July 2004 as part of our 2004 Stock Incentive Plan, and became effective upon approval of the 2004 Stock Incentive Plan by our stockholders at the Annual Meeting of the Stockholders held September 10, 2004. The Director Option Program is subject to the terms and conditions of the 2004 Stock Incentive Plan. Under the Director Option Program, non-employee directors received a stock option grant of 6,667 shares on January 10 of each year beginning in 2005. In addition, each non-employee director first elected or appointed to the Board after stockholder approval of the 2004 Stock Incentive Plan received a stock option grant of 10,000 shares on the first trading day after such non-employee director was first elected or appointed to the Board. All of the options granted to non-employee directors under the Director Option Program were granted at an exercise price equal to the fair market value of the common stock on the date the options were granted. A copy of the Director Option Program is attached as Exhibit 10.34 to the Annual Report on Form 10-K that we filed with the SEC on March 16, 2005. On December 20, 2007, the Board, at the recommendation of the Compensation Committee, terminated the Director Option Program and adopted the Non-Employee Director RSU Program described below.

Non-Employee Director RSU Program

On December 20, 2007, the Board, at the recommendation of the Compensation Committee, adopted a Non-Employee Director RSU Program (the “Director RSU Program”) under our 2004 Stock Incentive Plan. The Director

RSU Program replaced the Director Option Program described above. The Director RSU Program is subject to the terms and conditions of the 2004 Stock Incentive Plan. Under the Director RSU Program, each non-employee director initially elected or initially appointed to the Board after the effective date of the Director RSU Program will be granted $60,000 worth of RSUs on the first trading day after he or she joins the Board. In addition, each non-employee director who is reelected to the Board receives a grant of $40,000 worth of RSUs on the date of each annual meeting of stockholders at which he or she is reelected. No reelection grant is made to any director who has not served on the Board for at least six months prior to the reelection. To address the fact that there is a period of time between Endocare’s prior annual director equity grant date of January 10 and the date of the 2008 Annual Meeting, on January 10, 2008 each non-employee director was granted $13,333 worth of RSUs. All RSUs granted under the Director RSU Program are valued based on the closing price of our common stock on the grant date. Copies of the Director RSU Program and the form Director RSU Agreement are attached as Exhibits 10.41 and 10.42, respectively, to the Annual Report on Form 10-K that we filed with the SEC on March 17, 2008.

Equity Compensation Plans Not Approved by Security Holders

2002 Supplemental Stock Plan

Under our 2002 Supplemental Stock Plan, employees, consultants and outside directors could be granted options to purchase shares of our common stock. The maximum aggregate number of shares of our common stock that could be issued upon the exercise of options under the 2002 Supplemental Stock Plan is 145,000 shares. The 2002 Supplemental Stock Plan became effective on June 25, 2002. All options granted under the 2002 Supplemental Stock Plan become fully exercisable and each optionee has the right to exercise any unexpired options immediately prior to the occurrence of certain extraordinary events, such as a sale of all or substantially all of our assets, a merger in which we do not survive or the acquisition by any person or group of beneficial ownership of more than 50% of our common stock. The Board terminated the 2002 Supplemental Stock Plan on February 22, 2007. As a result, no additional options may be granted under the 2002 Supplemental Stock Plan, but options outstanding on the date of termination of the 2002 Supplemental Stock Plan remain outstanding in accordance with their terms.

Deferred Stock Unit Programs

The Employee Deferred Stock Unit Program and the Non-Employee Director Deferred Stock Unit Program are described above.

DESCRIPTION OF ENDOCARE CAPITAL STOCK

When Endocare and Galil complete the Merger, Galil shareholders will become Endocare stockholders. The following is a description of Endocare’s capital stock and the common stock to be issued in the Merger. The following is only a summary of certain provisions of Endocare’s Restated Certificate of Incorporation, as amended. Such summary does not purport to be complete and is subject to, and is qualified in its entirety by, all of the provisions of Endocare’s Restated Certificate of Incorporation, as amended, filed as Exhibit 3.2 to Endocare’s Registration Statement on Form S-3, filed with the SEC on September 20, 2001, as amended by the Certificate of Amendment to Endocare’s Restated Certificate of Incorporation, filed as Exhibit 3.1 to Endocare’s Registration Statement on Form S-3, filed with the SEC on September 20, 2001.

General

Endocare’s authorized capital stock as stated in Endocare’s Restated Certificate of Incorporation, as amended, consists of 50,000,000 shares of common stock, $.001 par value per share, and 1,000,000 shares of preferred stock, $.001 par value per share. If Proposal 4 is approved by Endocare’s stockholders, the number of shares of Endocare common stock authorized to be issued after the Merger will be increased to 75,000,000. The following summary of Endocare’s common stock and preferred stock is not complete and may not contain all the information you should consider before investing Endocare’s common stock. This description is subject to and qualified in its entirety by provisions of Endocare’s Restated Certificate of Incorporation, as amended, and amended and restated bylaws and by applicable Delaware law.

Common Stock

As of [ • ], 2009, there were [ • ] shares of Endocare common stock issued and outstanding. The holders of shares of common stock have no subscription, redemption, subscription, sinking fund or conversion rights. In addition, the holders of shares of common stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of Endocare’s stock. The holders of shares of common stock have one vote per share in all elections of directors and on all other matters submitted to a vote of Endocare’s stockholders. The holders of common stock are entitled to receive ratably dividends, if any, as and when declared from time to time by Endocare’s board of directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of Endocare’s affairs, the holders of common stock will be entitled to participate equally and ratably, in proportion to the number of shares held, in Endocare’s net assets available for distribution to holders of common stock. The shares of common stock currently outstanding are fully paid and nonassessable.

Preferred Stock

The board of directors, without further stockholder authorization, may issue from time to time up to 1,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in any of these series and to fix the designations, powers, preferences and rights of the shares of each of these series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on the common stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund therefor and rights upon liquidation.

As set forth in Endocare’s Certificate of Designation, the board of directors created and designated 250,000 shares of its preferred stock as Series A Junior Participating Preferred Stock (“Series A Preferred Stock”), which rank senior to Endocare’s common stock with respect to payment of distributions on liquidation, dissolution or winding up and with respect to the payment of dividends but which will rank junior to all series of any other class of preferred stock with respect to dividends and the distribution of assets. As of the date hereof, there are no shares of Series A Preferred Stock issued and outstanding. The section below describing the Rights Agreement that the board of directors adopted in March 1999 contains additional information on the rights to which a holder of Series A Preferred Stock will be entitled.

Anti-Takeover Effects of the Provisions of Endocare’s Restated Certificate of Incorporation, as amended

Endocare’s Restated Certificate of Incorporation, as amended, contains provisions intended to have, or to the knowledge of the board of directors having, an anti-takeover effect. We could issue Endocare’s authorized and available common stock and preferred stock within the limits imposed by applicable law and the rules of the Nasdaq Capital Market, generally without further stockholder approval, and use such stock to discourage, defer or prevent a change in control of the company or an unsolicited acquisition proposal since issuance of common stock and/or preferred stock could dilute the share ownership of a person or entity seeking to obtain control of us. For example, we could privately place shares with purchasers who might side with the board of directors in opposing a hostile takeover bid. In addition, shares of common stock and preferred stock may be issued in the event that the rights issued in connection with Endocare’s Rights Plan described below are exercised. Depending on the rights and terms of any series of preferred stock created, and the reaction of the market to the series, the rights or the value of Endocare’s common stock could be negatively affected. For example, subject to applicable law, the Endocare board of directors could create a series of preferred stock with preferential rights to dividends or assets upon liquidation, or with superior voting rights to the existing Endocare common stock.

Rights Agreement

The following is a summary of the Rights Agreement, dated as of March 31, 1999, between Endocare and U.S. Stock Transfer Corporation, as amended (the “Rights Agreement”), adopted by Endocare’s board of directors in March 1999.

Pursuant to the Rights Agreement, Series A Preferred Stock purchase rights (the “Rights”) were distributed as a dividend at the rate of one Right for each share of common stock held as of the close of business on April 15, 1999. The establishment of the Rights Agreement will not prevent a takeover attempt, but is intended to encourage anyone seeking to acquire Endocare to negotiate with Endocare’s board of directors prior to attempting a takeover. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of Endocare’s common stock, subject to exceptions stated in the Rights Agreement, or commences or announces the intention to make a tender offer or exchange offer, the consummation of which would result in beneficial ownership by a person or a group of 15% or more of Endocare’s common stock. Each Right will entitle stockholders to buy three one-thousandths of a share of the Series A Preferred Stock at an exercise price of $25.00, subject to adjustment, upon specified triggering events.

If a person or group acquires beneficial ownership of 15% or more of Endocare’s outstanding common stock, subject to exceptions stated in the Rights Agreement, or a holder beneficially owns 15% or more of Endocare’s common stock engages in certain transactions, including a merger transaction in which Endocare is the surviving corporation and its common stock remains outstanding, then each Right not owned by such person or group or related parties will entitle its holder to purchase, at the Right’s then-current exercise price, units of Endocare’s Series A Preferred Stock, or, in some circumstances, Endocare’s common stock, cash, property or other Endocare securities, having a market value equal to twice the then-current exercise price. In addition, if, after the Rights become exercisable, Endocare is acquired in a merger or other business combination transaction and is not the surviving corporation, or sells 50% or more of Endocare’s assets or earnings power, each Right will entitle its holder to purchase, at the Right’s then-current price, a number of the acquiring company’s common shares having a market value at the time of twice the Right’s exercise price. At any time on or prior to the close of business on the first date of a public announcement that a person or group has acquired beneficial ownership of 15% or more of Endocare’s common stock, subject to exceptions stated in the Rights Agreement the Rights are redeemable for one cent per Right at the option of Endocare’s board of directors. The Rights are intended to enable all stockholders to realize the long-term value of their investment in Endocare’s business. The Rights will expire on April 15, 2009. You should refer to the Rights Agreement for a more detailed description of the terms and provisions of the Rights. A copy of the Rights Agreement has been filed with and is publicly available at or from the SEC as described under the heading “Where You Can Find More Information.”

Delaware Anti-Takeover Law

Section 203 of the Delaware General Corporation Law prohibits certain publicly-held Delaware corporations from engaging in a business combination with an interested stockholder for a period of three years following the time such person became an interested stockholder unless the business combination is approved in a specified manner. Generally, an interested stockholder is a person who, together with its affiliates and associates, owns 15% or more of the corporation’s voting stock, or is affiliated with the corporation and owns or owned 15% of the corporation’s voting stock within three years before the business combination.

Registration Rights

Under the terms of stockholder and registration rights agreements between Endocare and some of its stockholders, if Endocare proposes to register any of its securities under the Securities Act for Endocare’s own account, the parties to a registration rights agreement are entitled to receive notice of the registration and to include their shares of common stock in the registration. These registration rights are subject to limitations and conditions, including the rights of the underwriters of the offering to limit the number of shares included in any underwritten registration. In general, Endocare is required to indemnify the holders of registrable securities under described circumstances and to bear the expense of the registrations, except for the selling stockholders’ pro rata portion of the underwriting discounts and commissions.

Listing

Endocare’s common stock is listed for quotation on the Nasdaq Capital Market under the trading symbol “ENDO.” The issuance of Endocare common stock in the Merger and the Financing may constitute a “change of control” for purposes of Nasdaq Marketplace Rule 4340(a). Whether a “change of control” exists under Nasdaq Marketplace Rule 4340(a) is a facts and circumstances determination that is currently being undertaken by Nasdaq based on an evaluation of certain factors, such as changes in the management, board of directors, voting power, ownership and financial structure of the company. If Nasdaq determines that the Merger and the Financing constitute a change of control of Endocare, Endocare will be required to submit a new original listing application with Nasdaq and comply with the Nasdaq Capital Market initial listing requirements, including a $4.00 minimum bid price, in order for Endocare’s common stock to continue to be listed on the Nasdaq Capital Market after consummation of the Merger and the Financing. Endocare’s common stock has traded below $4.00 since July 21, 2008 and the closing price of Endocare’s common stock as of [ • ], 2009 was $[ • ]. Accordingly, there can be no assurance that Endocare will be able to retain its listing on the Nasdaq Capital Market.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Prior to the effective time of the Merger, the rights of Galil shareholders are governed by the Israeli Companies Law and the Amended and Restated Articles of Association of Galil Medical, Ltd. At the effective time of the Merger, the shareholders of Galil will become stockholders of Endocare, Inc., a Delaware corporation. The rights of Galil shareholders differ in some material respects from the rights they would have as stockholders of Endocare. The following discussion summarizes the material differences between the rights of holders of shares of Galil and holders of shares of Endocare common stock, and additionally, summarizes certain provisions of the Delaware General Corporation Law, Israeli Companies Law, the Amended and Restated Articles of Association of Galil and Endocare’s Restated Certificate of Incorporation, as amended, and amended and restated bylaws of Endocare.

	Endocare	Galil

Capital Stock:	Endocare’s Restated Certificate of Incorporation, as amended, authorizes the issuance of up to 50,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. (If Proposal 4 is approved by Endocare’s stockholders, the number of shares of common stock that Endocare is authorized to issue will be increased to 75,000,000 shares)	Galil’s Amended and Restated Articles of Association authorize the issuance of up to 184,781,744 Ordinary Shares, par value NIS 0.01 per share, 74,962,170 Series A-1 Preferred Shares, par value NIS 0.01 per share and 6,746,596 Series A-2 Preferred Shares, par value NIS 0.01 per share

Dividends:	Endocare has no legal or contractual obligation to pay dividends. Endocare has never paid dividends on its common or preferred stock. Endocare’s board of directors has the authority to provide that any class or series of preferred stock may be entitled to receive dividends (which may be cumulative or non- cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series.	Galil’s Amended and Restated Articles of Association provide that the Galil board of directors may adopt a resolution for the distribution of a dividend, subject to the Israeli Companies Law.

Under the Israeli Companies Law, dividends may be paid only out of the balance of surplus or the surplus, accumulated over the two years preceding the distribution, whichever is the greater.

Galil’s Amended and Restated Articles of Association provide that the Series A Preferred Shares accrue dividends at the rate of 4% per annum as of their issuance, such accrued dividends shall be paid (subject to declarations thereof) prior to declaration or payment of dividends to the holders of the ordinary shares.

Voting Rights:	Endocare’s amended and restated bylaws provide that at every meeting of the stockholders each stockholder shall be entitled to one (1) vote in person or by proxy for each share of capital stock having voting	Galil’s Amended and Restated Articles of Association provide that at every meeting of the shareholders each shareholder holding ordinary share shall be entitled to one (1) vote in person or by proxy for each

	Endocare	Galil

	power held by such stockholder, but no proxy shall be voted on after three (3) years from its date unless the proxy provides for a longer period.	ordinary share held by such shareholder, and each shareholder holding Series A Preferred Share shall be entitled to a number of votes equal to the number of ordinary shares into which such Series A Preferred Shares are then convertible.

Number of Directors and Size of Board:	Endocare’s amended and restated bylaws provide for between three (3) and seven (7) directors to serve on its board of directors and authorizes the board of directors to set the exact number of directors. Endocare’s board of directors currently consists of five (5) directors.	Galil’s Amended and Restated Articles of Association provide for between one (1) and seven (7) directors to serve on its board of directors. Such directors shall be designated as follows: (i) 3 directors shall be nominated by the holders of a majority of the voting power of the issued and outstanding Series A Preferred Shares; (ii) 2 directors shall be nominated by the holders of the majority of the ordinary shares (excluding the shareholders who also hold Series A-1 Preferred Shares); (iii) Galil’s CEO; and (iv) an independent director to be nominated by Galil’s board of directors, and if the board of directors is unable to agree on a candidate within 6 month, the designator of such independent director shall be the directors nominated by the holders of the Series A Preferred Shares.

Galil’s board of directors currently consists of six(6) directors.

Removal of Directors:	Under the Delaware General Corporation Law, a director may be removed from office with or without cause by the affirmative vote of the holders of at least a majority of the outstanding shares entitled to vote at an election of directors.	Galil’s Amended and Restated Articles of Association provide that any director may only be removed from office by the designator who has elected such director and any vacancy, however created (i.e. — resignation, death, insolvency, incapacity, conviction or court resolution).

Vacancies on the Board:	Endocare’s amended and restated bylaws provide that any vacancies on the board of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining	Galil’s Amended and Restated Articles of Association provide that any vacancies on the board of directors may be filled only by the designator entitled to fill such vacancy.

	Endocare	Galil

director. Under the Delaware General Corporation Law, a corporation’s stockholders may also vote to fill a vacancy.

Board Quorum and Vote Requirement:	At all Endocare board meetings, the presence of a majority of the directors constitutes a quorum. Except as otherwise required by law or by Endocare’s Restated Certificate of Incorporation, as amended, or its amended and restated bylaws, the vote of a majority of the directors present at any meeting at which a quorum is present constitutes the act of the board of directors.	Galil’s Amended and Restated Articles of Association provide that at all Galil board meetings, the presence of a majority of the directors constitutes a quorum. At an adjourned meeting, the presence of two directors constitutes a quorum. Subject to certain veto rights granted to the holders of Series A Preferred Shares, resolutions of the board of directors shall be adopted by a simple majority of the directors present and voting at that Meeting.

Annual Stockholders Meeting:	The annual meeting of the stockholders of Endocare shall be held on such date and at such time as may be designated from time to time by the board of directors.

	The Delaware General Corporation Law provides that, unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of stockholders shall be held for the election of directors on a date and a time designated by or in the manner provided in the bylaws. Any other proper business may be transacted at the annual meeting.	Galil’s Amended and Restated Articles of Association provide that the General Meeting shall be held annually, within no more than fifteen (15) months after the date of the last preceding General Meeting, and at such time and place as designated by Galil in such preceding General Meeting, or at such other time and place as designated by the board of directors.

Special Stockholders Meetings:	Special meetings of Endocare stockholders may not be called by Endocare stockholders unless prescribed by statute. Special meetings may be called only by the President, Chief Executive Officer or the Chairman of the board of directors.	Galil’s Amended and Restated Articles of Association provide that special meetings of Galil shareholders may be called by the board of directors at its discretion, or at the request of(i) one director, or (ii) one or more shareholders holding at least ten percent of the issued capital and at least one percent of the voting rights in Galil, or one or more shareholders with at least ten percent of the voting rights in Galil.

Quorum for Stockholders Meetings:	Except as otherwise provided by law or by Endocare’s Restated Certificate of Incorporation, as amended, the presence in person or by proxy of holders of a majority of Endocare	Galil’s Amended and Restated Articles of Association provide that a legal quorum at any General Meeting shall require that all of the following be present at a General

	Endocare	Galil

	stock issued and outstanding and entitled to vote constitutes a quorum for the transaction of business at that meeting.	Meeting personally or by proxy:(i) at least one(1) shareholder, (ii) shareholder(s) holding together at least fifty percent (50%) of the then issued and outstanding share capital of Galil (determined on an as converted basis), and (iii) shareholder(s) holding at least a majority of the Series A-1 Preferred Shares. At an adjourned meeting, in the event that a legal quorum is not present within half an hour after, and adopt resolutions with respect to, the time set therefor, the Meeting shall be held with any number of participants who may discuss all matters for which the first meeting was convened.

Advance Notice Provisions:	Endocare’s amended and restated bylaws provide that in order for a stockholder to properly bring business before an annual meeting, the stockholder must give notice to Endocare’s Secretary by no later than the due date for stockholder proposals that is specified in Endocare’s proxy statement released to stockholders in connection with the previous year’s annual meeting of stockholders, which date shall be not less than one hundred twenty (120) calendar days in advance of the date of such proxy statement. In the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date of the previous year’s annual meeting, notice by the stockholder to be timely must be received a reasonable time before Endocare begins to print and mail its proxy materials.

Shareholder Action by Written Consent:	Endocare’s Restated Certificate of Incorporation, as amended, and its amended and restated bylaws specify that no action may be taken by the written consent of Endocare’s stockholders in lieu of a meeting.	Galil’s Amended and Restated Articles of Association provide that any resolution which may be adopted at a meeting, shall be deemed adopted if approved by a unanimous written consent of all shareholders entitled to participate in, and vote at, such meeting.

	Endocare	Galil

Amendment of Governing Documents:	Endocare’s Restated Certificate of Incorporation, as amended, provides that Endocare reserves the right to amend, alter, change or repeal any provision of the certificate of incorporation. Under the Delaware General Corporation Law, Endocare’s Restated Certificate of Incorporation, as amended, may be amended only if the proposed amendment is approved by the board of directors and the holders of a majority of the outstanding shares of Endocare common stock.

Endocare’s amended and restated bylaws provide that the affirmative vote of a majority of the voting power of all of the then- outstanding shares of capital stock of Endocare entitled to vote generally in the election of directors may alter or amend the bylaws or adopt new bylaws, and that the board of directors also has the power to alter or amend the bylaws or adopt new bylaws by a vote of the majority of the board of directors.	Galil’s Amended and Restated Articles of Association provide that Galil reserves the right to amend, alter, change or repeal any provision of the Articles of Association by a resolution of the General Meeting adopted by a simple majority of the shareholders, subject to certain veto rights granted to the holders of Series A Preferred Shares.

The Israeli Companies Law provides that any amendment to the Articles of Association of a corporation that obligates a shareholder to acquire additional shares or to increase the extent of his liability shall not obligate the shareholder without his prior consent.

Exculpation of Directors:	Endocare’s Restated Certificate of Incorporation, as amended, provides that directors are not personally liable to Endocare or its stockholders for monetary damages for breach of fiduciary duty as a director, except: (i) for any breach of the director’s duty of loyalty to Endocare or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (which addresses the unlawful payment of dividends, stock purchases and redemption) or (iv) for any transaction from which the director derived an improper benefit.	Galil’s Amended and Restated Articles of Association provide that, Galil may exempt an “Office Holder” (including directors, as defined under the Israeli Companies Law) from such Office Holder liability to Galil caused as a result of a breach of duty of care owed to Galil by such Office Holder, upon such terms and conditions as may determined from time to time by the board of directors.

The Israeli Companies Law provides that a Company may not exempt an Office Holder from liability for breach of his fiduciary duty towards it, and may not exempt in advance an Office Holder from liability for breach of his duty of care in the event of a distribution.

Liability and Indemnification of Directors and Officers:	Endocare’s amended and restated bylaws provide that Endocare shall indemnify its directors and executive officers to the fullest	Galil’s Amended and Restated Articles of Association provide that, Galil may indemnify an Office Holder with respect to any of the following:(i) a monetary

Endocare	Galil

extent not prohibited by the Delaware General Corporation Law; provided, however, that Endocare may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that Endocare is not required to indemnify any director or executive officer in connection with a proceeding initiated by such person against Endocare or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the board of directors of Endocare or (iii) such indemnification is provided by Endocare pursuant to the powers vested in Endocare under the Delaware General Corporation Law.

Delaware General Corporation Law allows the above indemnification if the director or executive officer acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Endocare, and, in the case of a criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In addition, in suits by or in the right of Endocare, against directors or executive officers of Endocare, Delaware law does not allow indemnification without judicial approval if the officer or director is adjudged to be liable to Endocare.

Endocare will advance expenses before the final disposition of any proceeding upon receipt of an undertaking by the director or executive officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by Endocare.	liability imposed on such Office Holder in favor of a third party in any judgment, including any settlement confirmed as judgment and an arbitrator’s award which has been confirmed by court, in respect of an act performed by such Office Holder in its capacity as a Office Holder of Galil; (ii) reasonable litigation expenses, including legal fees paid for by the Office Holder, due to investigation or proceeding brought against such Office Holder by an authority authorized to hold such investigation or bring such proceeding, in which such Office Holder is not indicted and is not fined (as an alternative to a criminal proceeding), or in which such Office Holder is not indicted but fined (as an alternative to a no fault criminal proceeding), provided that the alleged criminal offense in question does not require proof of criminal intent, (iii) reasonable litigation expenses, including legal fees paid for by the Office Holder, or which such Office Holder is obligated to pay under a court order, in a proceeding brought against such Office Holder by Galil, or on its behalf, or by a third party, or in a criminal proceeding in which such Office Holder is found not guilty or in a no fault criminal charge, even if such Office Holder is found guilty, in each case, with respect to an act performed by such Office Holder in its capacity as a Office Holder of Galil, provided that the alleged criminal offense in question does not require proof of criminal intent.

Subject to the provisions of any applicable law, Galil may procure, for the benefit of any of its Office Holders, Office Holders’ liability insurance with respect to any of the following:(i) a breach of the duty of care owed to Galil or any other person; (ii) a breach of the fiduciary duty owed to Galil, provided that such Office Holder acted in good faith and had reasonable grounds to assume that the action would not injure Galil; (iii) A monetary liability imposed

Endocare	Galil

on such Office Holder in favor of a third party, in respect of an act performed by such Office Holder in its capacity as a Office Holder of Galil.

Galil may undertake to indemnify Office Holders retroactively. In addition, Galil may undertake to indemnify in advance for any of the following:(a) monetary liability as mentioned above, provided, however, that the undertaking is limited to events which in the opinion of the board of directors are foreseen in light of the actual activity of Galil when the undertaking to indemnify is given, and to an amount or criteria set by the board of directors as reasonable under the circumstances, and that the undertaking to indemnify shall specify such events and amount or criteria, or(b) reasonable litigation expenses as mentioned above.

Anti-Takeover Provisions:	Endocare is subject to Section 203 of the Delaware General Corporation Law, which prohibits specified business combinations by an interested stockholder (defined as a holder of 15% or more of the outstanding voting shares of a corporation or an affiliate or associate of the corporation, that was the owner of 15% or more of the outstanding voting stock within the prior three year period) for a period of three (3) years after the stockholder becomes an interested stockholder unless:

The Israeli Companies Law provides for a specific corporate approval procedures with respect to certain transactions between a company and its interested parties. In certain cases, such transaction needs to be approved by the shareholders.

   •   prior to the stockholder’s becoming an interested stockholder, the board of directors approves the business combination or the transaction by which the stockholder becomes an interested stockholder;

  • upon completion of the transaction by which the stockholder becomes an interested stockholder, the stockholder owns at least 85% of

Endocare	Galil

the voting stock of the corporation (excluding shares owned by directors who are also officers and by certain employee stock ownership plans); or

   •   on or after the date the stockholder becomes an interested stockholder, the business combination receives the approval of both the directors and the holders of at least two-thirds of the outstanding voting shares not owned by the interested stockholder.

A Delaware corporation may opt out of Section 203 through an amendment to its certificate of incorporation or bylaws adopted by a majority of the outstanding voting shares, provided that, in most cases, such an amendment will not become effective until twelve (12) months after its adoption and will not apply to any person who became an interested stockholder on or prior to its adoption.

Conversion Rights and Protective Rights:	Under Endocare’s Restated Certificate of Incorporation, as amended, holders of Endocare stock have no preemptive rights.	Galil’s Amended and Restated Articles of Association provide that holders of Series A Preferred Shares are entitled to certain protective provisions (veto rights). In addition, each holder of Ordinary Shares holding at least 5% of Galil’s outstanding share capital (on a fully diluted, as converted basis) and any holder of Series A Preferred Shares and their respective affiliates, are entitled to preemptive rights.

The Series A Preferred Shares are convertible to Ordinary Shares in an initial ratio of 1:1, subject to certain anti dilution protections and technical adjustments, as set forth in Galil’s Amended and Restated Articles of Association.

BENEFICIAL OWNERSHIP OF ENDOCARE STOCK

The following table sets forth information known to Endocare with respect to the beneficial ownership of Endocare’s common stock as of December 31, 2008, unless otherwise noted, by:

•	each stockholder known to Endocare to own beneficially more than 5% of Endocare’s common stock;

•	each of Endocare’s directors;

•	each of Endocare’s executive officers, including each of the Named Executive Officers listed in the “2008 Summary Compensation Table” included in this proxy statement; and

•	all of Endocare’s current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or dispositive power relating to securities. Shares of common stock subject to options, warrants or convertible securities currently exercisable or exercisable within 60 days of December 31, 2008 are deemed to be outstanding for computing the percentage of the person holding such securities and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to the community property laws where applicable, the persons or entities named in the table have sole voting and dispositive power with respect to all shares of common stock shown as beneficially owned by them. The information below is based on information supplied to Endocare by the executive officers, directors, certain stockholders and on Schedule 13Gs filed with the SEC. None of the directors, nominees or executive officers listed below owns any shares of Endocare common stock of record but not beneficially. Except as otherwise noted below, the address of each person or entity listed in the table is c/o Endocare, Inc., 201 Technology Drive, Irvine, California 92618.

	Amount and Nature
	of Beneficial	Percentage
Name and Address	Ownership(1)	of Total

DIRECTORS AND EXECUTIVE OFFICERS
John R. Daniels, M.D.(2)	94,361	*
David L. Goldsmith(3)	24,334	*
Eric S. Kentor(4)	28,000	*
Terrence A. Noonan(5)	66,668	*
Thomas R. Testman(6)	33,335	*
Michael R. Rodriguez(7)	104,861	*
Clint B. Davis(8)	68,964	*
All current directors and executive officers as a group (7 persons)(9)	420,523	3.6%
FORMER EXECUTIVE OFFICER
Craig T. Davenport(10)	83,526	3.7%
STOCKHOLDERS OWNING MORE THAN 5% OF ENDOCARE’S STOCK
Frazier Healthcare V, L.P.(11)	1,721,915	14.6%
Two Union Square, 601 Union Street, Suite 3200 Seattle, Washington 98101
Black River Asset Management LLC and affiliates(12)	983,937	8.3%
12700 Whitewater Drive Minnetonka, Minnesota 55343
State of Wisconsin Investment Board(13)	966,832	8.2%
P.O. Box 7842 Madison, Wisconsin 53707
Goldman Capital Management Inc.(14)	773,920	6.6%
320 Park Avenue New York, New York 10022

*	Represents beneficial ownership of less than 1% of the class of securities.

(1)	As of December 31, 2008, there were 11,811,451 shares of Endocare’s common stock outstanding.

(2)	Consists of 41,101 outstanding shares, 26,668 shares subject to options that are exercisable within 60 days after December 31, 2008 and 26,592 shares underlying currently exercisable warrants. 36,101 of the outstanding shares and all of the warrants are held by Dr. Daniels and his wife AnnaMarie Daniels, as trustees of the Daniels Family Trust UTA 1993. 5,000 of the outstanding shares are held by Dr. Daniels and Dorothy A. Trulsen, as trustees of the Dorothy A. Trulsen Trust U/A 9/4/94.

(3)	Includes 500 shares held by Mr. Goldsmith, as trustee of the Leah Goldsmith Trust dated January 24, 1998, 250 shares held by Mr. Goldsmith, as trustee of the Aaron Goldsmith Trust, dated January 24, 1998, and 250 shares held by Aaron Goldsmith, Mr. Goldsmith’s son. Also includes 23,334 shares subject to options that are exercisable within 60 days after December 31, 2008.

(4)	Consists of 4,666 outstanding shares and 23,334 shares subject to options that are exercisable within 60 days after December 31, 2008. 666 of the outstanding shares are held by Mr. Kentor and his wife Adrienne T. Kentor, as trustees of the Kentor Trust, dated September 18, 2002.

(5)	Consists of 66,668 shares subject to options that are exercisable within 60 days after December 31, 2008.

(6)	Consists of (i) 5,000 outstanding shares held by Mr. Testman and his wife Jacqueline F. Testman, as trustees of the Testman Trust and (ii) 28,335 shares subject to options that are exercisable within 60 days after December 31, 2008.

(7)	Consists of (i) 694 outstanding shares held by The Michael R. and Helen L. Rodriguez Family Trust dated November 10, 1999 and (ii) 104,167 shares subject to options that are exercisable within 60 days after December 31, 2008.

(8)	Consists of (i) 4,728 outstanding shares and (ii) 64,236 shares subject to options that are exercisable within 60 days after December 31, 2008.

(9)	Consists of (i) 57,189 outstanding shares, (ii) 336,742 shares subject to options exercisable within 60 days after December 31, 2008 and (iii) 26,592 shares underlying currently exercisable warrants.

(10)	Includes 67,131 outstanding shares and 16,395 shares underlying currently exercisable warrants.

(11)	The information is based on a Schedule 13D amendment filed with the SEC on November 14, 2008. The voting and disposition of the shares held by Frazier Healthcare V, L.P. is determined by FHM V, LLC, which is the general partner of FHM V, L.P., which is the general partner of Frazier Healthcare V, L.P. Alan Frazier, Nader Naini, Trevor Moody, Nathan Every, Patrick Heron, James Topper and Thomas Hodge are the members of FHM V, LLC and, therefore, share dispositive and voting power over the shares held by Frazier Healthcare V, L.P.

(12)	The information is based on a Schedule 13G/A filed with the SEC on February 22, 2008. The Schedule 13G/A indicates that (i) Black River Asset Management LLC has dispositive and voting power over all 983,937 shares, and (ii) of these shares, 819,105 shares are owned by Black River Long/Short Fund Ltd. and the balance are owned by Black River Long/Short Opportunity Fund LLC.

(13)	The information is based on a Schedule 13G filed with the SEC on February 8, 2008. The Schedule 13G indicates that the State of Wisconsin Investment Board has sole dispositive and voting power over all 966,832 shares.

(14)	The information is as of January 6, 2009 and is based on a Schedule 13G filed with the SEC on January 7, 2009. The Schedule 13G indicates that Goldman Capital Management Inc. has sole voting power over all 773,920 shares.

BENEFICIAL OWNERSHIP OF GALIL SHARES

The following tables set forth information with respect to the ownership of ordinary shares, Series A-1 Preferred Shares and Series A-2 Preferred Shares of Galil as of December 31, 2008, by:

•	each shareholder known to Galil to beneficially own more than 5% of such class of voting securities of Galil;

•	each of Galil’s directors;

•	each of Galil’s executive officers; and

•	all of Galil’s current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or dispositive power with respect to securities. Ordinary shares relating to options, warrants or convertible securities (other than Series A-1 Preferred Shares or Series A-2 Preferred Shares) currently exercisable, or exercisable within 60 days of December 31, 2008, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to the community property laws where applicable, the persons or entities named in the tables have sole voting and dispositive power with respect to all shares shown as beneficially owned by them. As of December 31, 2008, there were 85,308,120 ordinary shares, 74,962,166 Series A-1 Preferred Shares and 6,746,596 Series A-2 Preferred Shares outstanding. Except as otherwise noted in the tables below, the address of each person or entity listed in the tables is c/o Galil Medical Ltd., Tavor Building 1, Industrial Park, Yokneam 20692, Israel. If an address is noted in Table 1 for any person or entity, such address is applicable for such person or entity in each subsequent table.

On November 10, 2008, in connection with the Merger Agreement, Galil entered into a Pre-Closing Shareholders Agreement with certain major shareholders of Galil, including all the holders of Series A-1 Preferred Shares and Series A-2 Preferred Shares, to be effective as of immediately prior to the Closing. Pursuant to such Pre-Closing Shareholders Agreement, the holders of the Series A-1 Preferred Shares and the holders of the Series A-2 Preferred Shares agreed to an amendment to the current Articles of Association of Galil, whereby such preferred shares would be automatically converted into ordinary shares of Galil immediately prior to the Closing, at an agreed upon conversion ratio and for no consideration. Consummation of the Pre-Closing Shareholders Agreement is conditioned upon the closing of the Merger.

TABLE 1: Ordinary Shares

	Amount and Nature
	of Beneficial Ownership	Percentage
Name and Address	of Ordinary Shares	of Total

DIRECTORS AND EXECUTIVE OFFICERS
Doron Birger(1)	0	—
c/o Elron Electronic Industries Ltd. 3 Azrieli Center The Triangular Tower, 42nd Floor Tel Aviv 67023, Israel
Richard B. Emmitt(2)	4,478,790	5.3%
c/o The Vertical Group GP, LLC 25 DeForest Ave. Summit, New Jersey 07901
James E. Thomas(3)	9,731,778	11.4%
c/o Thomas, McNerney & Partners, LLC One Stamford Plaza 263 Tresser Blvd., 16th Floor Stamford, Connecticut 06901
Avishai Friedman(4)	0	—
c/o RDC Rafael Development Corporation Ltd. P.O. Box 156 Yokneam 20692, Israel

	Amount and Nature
	of Beneficial Ownership	Percentage
Name and Address	of Ordinary Shares	of Total

Stephen Campe(5)	3,732,326	4.4%
c/o Investor Growth Capital Limited Canada Court, Upland Road St. Peter Port Guernsey GY1 3BQ Channel Islands
Martin J. Emerson	0	—
Karen Sarid(6)	2,200,000	2.5%
Bill Jackmein(7)	233,333	*
Rosie Cunningham-Thomas(8)	1,000,000	1.2%
Natan Carmon(9)	218,250	*
All current directors and executive officers as a group (10 persons)	21,594,477	24.3%
FORMER EXECUTIVE OFFICER
Chen Barir(10)	3,565,941	4.1%
SHAREHOLDERS OWNING MORE THAN 5%
Thomas, McNerney & Partners and affiliates(3)	9,731,778	11.4%
One Stamford Plaza 263 Tresser Blvd., 16th Floor Stamford, Connecticut 06901
The Vertical Group GP, LLC and affiliates(2)	4,478,790	5.3%
25 DeForest Ave. Summit, New Jersey 07901
Elron Electronic Industries Ltd.(1)	44,477,512	52.1%
3 Azrieli Center The Triangular Tower, 42nd Floor Tel Aviv 67023, Israel
RDC Rafael Development Corporation Ltd.(4)	27,230,384	31.9%
P.O. Box 156 Yokneam 20692, Israel
Discount Investment Corporation Ltd.(11)	63,232,913	74.1%
3 Azrieli Center The Triangular Tower, 44th Floor Tel Aviv 67023, Israel

TABLE 2: Series A-1 Preferred Shares

	Amount and Nature
	of Beneficial Ownership
	of Series A-1	Percentage
Name and Address	Preferred Shares	of Total

DIRECTORS AND EXECUTIVE OFFICERS
Doron Birger	0	—
Richard B. Emmitt(2)	18,711,577	25.0%
James E. Thomas(3)	40,657,609	54.2%
Avishai Friedman	0	—
Stephen Campe(5)	15,592,980	20.8%
Martin J. Emerson	0	—
Karen Sarid	0	—
Bill Jackmein	0	—
Rosie Cunningham-Thomas	0	—
Natan Carmon	0	—
All current directors and executive officers as a group (10 persons)	74,962,166	100%
FORMER EXECUTIVE OFFICER
Chen Barir	0	—
SHAREHOLDERS OWNING MORE THAN 5%
Thomas, McNerney & Partners and affiliates(3)	40,657,609	54.2%
The Vertical Group GP, LLC and affiliates(2)	18,711,577	25.0%
Investor Growth Capital Limited and affiliates(5)	15,592,980	20.8%
Canada Court, Upland Road St. Peter Port Guernsey GY1 3BQ Channel Islands

TABLE 3: Series A-2 Preferred Shares

	Amount and Nature
	of Beneficial Ownership
	of Series A-2	Percentage
Name and Address	Preferred Shares	of Total

DIRECTORS AND EXECUTIVE OFFICERS
Doron Birger(1)	0	—
Richard B. Emmitt	0	—
James E. Thomas	0	—
Avishai Friedman(4)	0	—
Stephen Campe	0	—
Martin J. Emerson	0	—
Karen Sarid	0	—
Bill Jackmein	0	—
Rosie Cunningham-Thomas	0	—
Natan Carmon	0	—
All current directors and executive officers as a group (10 persons)	0	—
FORMER EXECUTIVE OFFICER
Chen Barir	0	—
SHAREHOLDERS OWNING MORE THAN 5%
Elron Electronic Industries Ltd.(1)	4,119,763	61.1%
RDC Rafael Development Corporation Ltd.(4)	1,492,930	22.1%
Discount Investment Corporation Ltd.(11)	6,746,596	100%

*	Represents beneficial ownership of less than 1% of the class of securities.

(1)	The number of ordinary shares presented for Elron Electronic Industries Ltd. (“Elron”) consists of (i) 17,247,128 ordinary shares owned directly by Elron and (ii) 27,230,384 ordinary shares owned directly by RDC Rafael Development Corporation Ltd. (“RDC”). The number of Series A-2 Preferred Shares presented for Elron consists of (i) 2,626,833 Series A-2 Preferred Shares owned directly by Elron and (ii) 1,492,930 Series A-2 Preferred Shares owned directly by RDC. Elron is an Israeli public company which may be deemed to be controlled by Discount Investment Corporation Ltd. (“DIC”), and controls RDC. Elron may be deemed to share the power to vote and dispose of its ordinary shares and Series A-2 Preferred Shares with DIC. Elron may also be deemed to share the power to vote and dispose of the ordinary shares and Series A-2 Preferred Shares held by RDC. Doron Birger, a Director of Galil, is the President and Chief Executive Officer of Elron.

(2)	The number of ordinary shares presented for The Vertical Group GP, LLC and its affiliates consists of (i) 3,493,500 ordinary shares held by Vertical Fund I, L.P. (“VF I”), and (ii) 985,290 ordinary shares held by Vertical Fund II, L.P. (“VF II” and, together with VF I, the “Funds”). The number of Series A-1 Preferred Shares presented for The Vertical Group GP, LLC and its affiliates consists of (i) 14,595,000 Series A-1 Preferred Shares held by VF I, and (ii) 4,116,577 Series A-1 Preferred Shares held by VF II. The Vertical Group GP, LLC (“VGGP”) is a limited liability company that, through other entities, controls the voting and investment decisions made on behalf of the Funds, including in respect of all of the ordinary shares and Series A-1 Preferred Shares held by the Funds. There are six members and managers of VGGP, each of whom may be deemed to share the voting and investment control of all the ordinary shares and Series A-1 Preferred Shares that VGGP may be deemed to beneficially own. The six members and managers of VGGP are Stephen D. Baksa, Tony Chou, Richard B. Emmitt (who is also a Director of Galil), Yue-Teh Jang, Jack W. Lasersohn and John E. Runnells.

(3)	The number of ordinary shares presented for Thomas, McNerney & Partners and its affiliates consists of (i) 3,406,185 ordinary shares held by Thomas, McNerney & Partners, L.P. (“TMP”), (ii) 126,582 ordinary shares held by TMP Nominee, LLC (“Nominee”), (iii) 12,942 ordinary shares held by TMP Associates, L.P. (“Associates”), (iv) 6,100,701 ordinary shares held by Thomas, McNerney & Partners II, L.P. (“TMP II”), (v) 63,717 ordinary shares held by TMP Nominee II, LLC (“Nominee II”), and (vi) 21,651 ordinary shares held by TMP Associates II, L.P. (“Associates II” and collectively, the “TMP Parties”). The number of Series A-1 Preferred Shares presented for Thomas, McNerney & Partners and its affiliates consists of (i) 14,230,427 Series A-1 Preferred Shares held by TMP, (ii) 528,836 Series A-1 Preferred Shares held by Nominee, (iii) 54,069 Series A-1 Preferred Shares held by Associates, (iv) 25,487,626 Series A-1 Preferred Shares held by TMP II, (v) 266,196 Series A-1 Preferred Shares held by Nominee II, and (vi) 90,455 Series A-1 Preferred Shares held by Associates II. Thomas, McNerney & Partners, LLC (“GP”), the general partner of TMP and Associates, and Thomas, McNerney & Partners II, LLC (“GP II”), the general partner of TMP II and Associates II, have voting and dispositive power over the shares held by such TMP Parties. In addition, each of Nominee and Nominee II has entered into an agreement that it shall vote and dispose of securities in the same manner as directed by GP and GP II with respect to the shares held by TMP and Associates, and TMP II and Associates II, respectively. James E. Thomas, a Director of Galil, is a member and manager of GP and GP II and a member of Nominee and Nominee II. Mr. Thomas disclaims beneficial ownership of the shares owned by the TMP Parties, except to the extent of his proportionate pecuniary interest therein.

(4)	RDC is an Israeli private company which is controlled by Elron. RDC may be deemed to share the power to vote and dispose of its ordinary shares and Series A-2 Preferred Shares with Elron and DIC. Avishai Friedman, a Director of Galil, is the president and Chief Executive Officer of RDC Rafael Development Corporation Ltd.

(5)	The number of ordinary shares presented for Investor Growth Capital Limited and its affiliates consists of (i) 2,612,628 ordinary shares held by Investor Growth Capital Limited, an indirectly wholly owned subsidiary of Investor AB (“Investor Growth”), and (ii) 1,119,698 ordinary shares held by Investor Group, L.P., a limited partnership of which Investor AB serves as the ultimate general partner (“Investor Group”). The number of Series A-1 Preferred Shares presented for Investor Growth Capital Limited and its affiliates consists of (i) 10,915,086 Series A-1 Preferred Shares held by Investor Growth, and (ii) 4,677,894 Series A-1 Preferred Shares held by Investor Group. Investor AB and Investor Growth exercise shared voting and investment control over all of such shares, and Investor AB may be deemed the beneficial owner of all of such shares. Stephen Campe, a Director of Galil, is the President of Investor Growth Capital Inc., an indirectly wholly owned subsidiary of Investor AB. Mr. Campe disclaims beneficial ownership of all shares owned by the Investor entities.

(6)	Consists of 787,667 ordinary shares subject to options that are exercisable within 60 days after December 31, 2008 and 1,412,333 ordinary shares subject to options that will be immediately exercisable upon the Closing of the Merger.

(7)	Consists of 233,333 ordinary shares subject to options that are exercisable within 60 days after December 31, 2008.

(8)	Consists of 473,344 ordinary shares subject to options that are exercisable within 60 days after December 31, 2008 and 526,656 ordinary shares subject to options that will be immediately exercisable upon the Closing of the Merger.

(9)	Consists of 218,250 ordinary shares subject to options that are exercisable within 60 days after December 31, 2008.

(10)	The number of ordinary shares presented for Chen Barir consists of (i) 264,372 ordinary shares held by Chen Barir, (ii) 1,959,227 ordinary shares subject to options held by Chen Barir that are exercisable within 60 days after December 31, 2008, and (iii) 1,342,342 ordinary shares held by Berman & Co. Trading and Investment Ltd., an Israeli private company, which is controlled by Chen Barir.

(11)	The number of ordinary shares presented for DIC consists of (i) 18,755,401 ordinary shares owned directly by DIC, (ii)17,247,128 ordinary shares owned directly by Elron, and (iii) 27,230,384 ordinary shares owned directly by RDC. The number of Series A-2 Preferred Shares presented for DIC consists of (i) 2,626,833 Series A-2 Preferred Shares owned directly by DIC, (ii) 2,626,833 Series A-2 Preferred Shares owned directly by Elron, and (iii) 1,492,930 Series A-2 Preferred Shares owned directly by RDC. DIC is an Israeli public company which may be deemed to control Elron. DIC may be deemed to share the power to vote and dispose of the ordinary shares and Series A-2 Preferred Shares held by Elron and RDC. DIC disclaims beneficial ownership of all the ordinary shares and Series A-2 Preferred Shares held by Elron and RDC.

BENEFICIAL OWNERSHIP OF THE COMBINED COMPANY

The following table sets forth information known to Endocare with respect to the beneficial ownership of Endocare’s common stock on a pro forma basis giving effect to the Merger and the Financing (based on the beneficial ownership of Endocare’s common stock and Galil’s ordinary shares, Series A-1 Preferred Shares and Series A-2 Preferred Shares (taking into account the effect of the automatic conversion of Galil’s outstanding preferred shares into ordinary shares immediately prior to the closing of the Merger and the Financing, as contemplated by the Pre-Closing Shareholders Agreement) as of December 31, 2008), unless otherwise noted, by:

•	each stockholder known to Endocare that will own beneficially more than 5% of Endocare’s common stock upon consummation of the Merger and the Financing;

•	each of the directors currently serving and each individual who will serve on Endocare’s board of directors upon consummation of the Merger and the Financing;

•	each of Endocare’s current executive officers and each individual who will serve as an executive officer of Endocare upon consummation of the Merger and the Financing; and

•	all individuals who will serve as directors and executive officers of Endocare upon consummation of the Merger and Financing, as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or dispositive power with respect to securities. Shares of common stock relating to options, warrants or convertible securities currently exercisable, or exercisable within 60 days of March 31, 2009 (the projected closing date of the Merger and the Financing), are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. As of November 10, 2008, there were 11,811,451 shares of our common stock outstanding and no additional shares have been issued since that date. The percentages in the table are based on 39.0 million outstanding shares, which is the pro forma estimated number of outstanding shares immediately following closing of the Merger and the Financing.

	Amount and Nature
	of Beneficial	Percentage
Names	Ownership(1)	of Total(1)

DIRECTORS AND EXECUTIVE OFFICERS
Doron Birger(1)	0	—
John R. Daniels, M.D.(2)	94,361	*
Martin J. Emerson(3)	0	—
Richard B. Emmitt(4)	4,833,310	12.4%
David L. Goldsmith(5)	33,536	*
Eric S. Kentor(6)	37,202	*
Terrence A. Noonan(7)	85,870	*
Daniel A. Pelak	0	—
Thomas R. Testman(8)	42,537	*
James E. Thomas(9)	10,526,737	27.0%
Michael R. Rodriguez(10)	128,091	*
Clint B. Davis(11)	108,776	*
All directors and executive officers as a group on a pro forma basis to give effect to the Merger and the Financing (11 persons)(12)	15,796,059	40.5%

	Amount and Nature
	of Beneficial	Percentage
Names	Ownership(1)	of Total(1)

STOCKHOLDERS OWNING MORE THAN 5%
Thomas, McNerney & Partners and affiliates(9)	10,526,737	27.0%
One Stamford Plaza 263 Tresser Blvd., Suite 1620 Stamford, Connecticut 06901
The Vertical Group GP, LLC and affiliates(4)	4,833,310	12.4%
25 DeForest Ave. Summit, New Jersey 07901
Elron Electronic Industries Ltd.(1)	3,028,329	7.8%
3 Azrieli Center, Triangle Building, 42nd Floor Tel Aviv, Israel 67023
Discount Investment Corporation Ltd.(13)	4,420,805	11.3%
3 Azrieli Center The Triangular Tower, 44th Floor Tel Aviv 67023, Israel
Frazier Healthcare V, L.P. and affiliates(14)	4,721,915	12.1%
Two Union Square, 601 Union Street, Suite 3200 Seattle, Washington 98101
Investor Growth Capital Limited and affiliates(15)	4,236,091	10.9%
Canada Court, Upland Road St. Peter Port Guernsey, GYI 3BQ Channel Islands

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)	The number of shares of Endocare common stock presented for Elron Electronic Industries Ltd. (“Elron”) consists of (i) 1,346,711 shares to be issued to Elron and (ii) 1,681,618 shares to be issued to RDC Rafael Development Corporation Ltd. (“RDC”). Elron is an Israeli public company which may be deemed to be controlled by Discount Investment Corporation Ltd. (“DIC”) and controls RDC. Elron may be deemed to share the power to vote and dispose of its shares of Endocare common stock with DIC. Elron may also be deemed to share the power to vote and dispose of the shares of Endocare common stock held by RDC. Doron Birger, who will become a director of Endocare upon consummation of the Merger and the Financing, is the President and Chief Executive Officer of Elron.

(2)	Consists of 41,101 outstanding shares, 26,668 shares subject to options that are exercisable within 60 days of March 31, 2009 and 26,592 shares underlying currently exercisable warrants. 36,101 of the outstanding shares and all of the warrants are held by Dr. Daniels and his wife AnnaMarie Daniels, as trustees of the Daniels Family Trust UTA 1993. 5,000 of the outstanding shares are held by Dr. Daniels and Dorothy A. Trulsen, as trustees of the Dorothy A. Trulsen Trust U/A 9/4/94. Upon consummation of the Merger and the Financing, Dr. Daniels will cease to be a director of Endocare.

(3)	Martin J. Emerson will become the President and Chief Executive Officer and a director of Endocare upon the consummation of the Merger and the Financing.

(4)	The number of shares of Endocare common stock presented for The Vertical Group GP, LLC and its affiliates consists of (i) 3,824,980 shares to be issued to Vertical Fund I, L.P. (“VF I”) and (ii) 1,008,330 shares to be issued to Vertical Fund II, L.P. (“VF II” and, together with VF I, the “Funds”). The Vertical Group GP, LLC (“VGGP”) is a limited liability company that, through other entities, controls the voting and investment decisions made on behalf of the Funds, including in respect of all of the shares of Endocare common stock expected to be held by the Funds. There are six members and managers of VGGP, each of whom may be deemed to share the voting and investment control of all the shares of Endocare common stock that VGGP may be deemed to beneficially own. The six members and managers of VGGP are Stephen D. Baksa, Tony

Chou, Richard B. Emmitt, Yue-Teh Jang, Jack W. Lasersohn and John E. Runnells. Richard B. Emmitt will become a director of Endocare upon consummation of the Merger and the Financing.

(5)	Includes 500 shares held by Mr. Goldsmith, as trustee of the Leah Goldsmith Trust dated January 24, 1998, 250 shares held by Mr. Goldsmith, as trustee of the Aaron Goldsmith Trust, dated January 24, 1998, and 250 shares held by Aaron Goldsmith, Mr. Goldsmith’s son. Also includes 23,334 shares subject to options that are exercisable within 60 days of March 31, 2009 and 9,202 restricted stock units (RSUs) with respect to which shares will become issuable within 60 days of March 31, 2009.

(6)	Consists of 4,666 outstanding shares, 23,334 shares subject to options that are exercisable within 60 days of March 31, 2009 and 9,202 RSUs with respect to which shares will become issuable within 60 days of March 31, 2009. 666 of the outstanding shares are held by Mr. Kentor and his wife Adrienne T. Kentor, as trustees of the Kentor Trust, dated September 18, 2002.

(7)	Consists of 76,668 shares subject to options that are exercisable within 60 days of March 31, 2009 and 9,202 RSUs with respect to which shares will become issuable within 60 days of March 31, 2009.

(8)	Consists of (i) 5,000 outstanding shares held by Mr. Testman and his wife Jacqueline F. Testman, as trustees of the Testman Trust, (ii) 28,335 shares subject to options that are exercisable within 60 days of March 31, 2009 and (iii) 9,202 RSUs with respect to which shares will become issuable within 60 days of March 31, 2009.

(9)	The number of shares of Endocare common stock presented for Thomas, McNerney & Partners and its affiliates consists of (i) 3,684,426 shares to be issued to Thomas, McNerney & Partners, L.P. (“TMP”), (ii) 136,922 shares to be issued to TMP Nominee, LLC (“Nominee”), (iii) 13,999 shares to be issued to TMP Associates, L.P. (“Associates”), (iv) 6,599,050 shares to be issued to Thomas, McNerney & Partners II, L.P. (“TMP II”), (v) 68,921 shares to be issued to TMP Nominee II, LLC (“Nominee II”) and (vi) 23,420 shares to be issued to TMP Associates II, L.P. (“Associates II” and collectively, the “TMP Parties”). Thomas, McNerney & Partners, LLC (“GP”), the general partner of TMP and Associates, and Thomas, McNerney & Partners II, LLC (“GP II”), the general partner of TMP II and Associates II, have voting and dispositive power over shares of Endocare common stock held by such TMP Parties. In addition, each of Nominee and Nominee II has entered into an agreement that it shall vote and dispose of securities in the same manner as directed by GP and GP II with respect to the shares held by TMP and Associates, and TMP II and Associates II, respectively. James E. Thomas, who will become a director of Endocare upon consummation of the Merger and the Financing, is a member and manager of GP and GP II and a member of Nominee and Nominee II. Mr. Thomas disclaims beneficial ownership of the shares owned by the TMP Parties, except to the extent of his proportionate pecuniary interest therein.

(10)	Consists of (i) 694 outstanding shares held by The Michael R. and Helen L. Rodriguez Family Trust dated November 10, 1999, (ii) 105,208 shares subject to options that are exercisable within 60 days of March 31, 2009, (iii) 18,248 RSUs with respect to which shares will become issuable within 60 days of March 31, 2009 and (iv) 3,941 deferred stock units (DSUs) with respect to which shares will become issuable within 60 days of March 31, 2009.

(11)	Consists of (i) 4,728 outstanding shares, (ii) 69,444 shares subject to options that are exercisable within 60 days of March 31, 2009, (iii) 18,248 RSUs with respect to which shares will become issuable within 60 days of March 31, 2009 and (iv) 16,356 DSUs with respect to which shares will become issuable within 60 days of March 31, 2009.

(12)	Includes (i) 15,376,135 outstanding shares, (ii) 326,323 shares subject to options exercisable within 60 days of March 31, 2009, (iii) 73,304 RSUs with respect to which shares will become issuable within 60 days of March 31, 2009, (iv) 20,297 DSUs with respect to which shares will become issuable within 60 days of March 31, 2009. Does not include shares beneficially owned by Dr. John R. Daniels, who will cease to serve on the Board of Directors of Endocare upon consummation of the Merger and the Financing.

(13)	The number of shares of Endocare common stock presented for DIC consists of (i) 1,392,476 shares to be issued to DIC, (ii) 1,346,711 shares to be issued to Elron and (iii) 1,681,618 shares to be issued to RDC. DIC is an Israeli public company which may be deemed to control Elron. DIC may be deemed to share the power to vote and dispose of the shares held by Elron and RDC. DIC disclaims beneficial ownership of all shares held by Elron and RDC.

(14)	The information is based on a Schedule 13D amendment filed with the SEC on November 14, 2008. The voting and disposition of the shares held by Frazier Healthcare V, L.P. is determined by FHMV, LLC, which is the general partner of FHM V, L.P., which is the general partner of Frazier Healthcare V, L.P. Alan Frazier, Nader Naini, Trevor Moody, Nathan Every, Patrick Heron, James Topper and Thomas Hodge are the members of FHM V, LLC and, therefore, share dispositive and voting power over the shares held by Frazier Healthcare V, L.P.

(15)	The number of shares of Endocare common stock presented for Investor Growth Capital Limited and its affiliates consists of (i) 2,965,264 shares to be issued to Investor Growth Capital Limited, an indirectly wholly owned subsidiary of Investor AB (“Investor Growth”) and (ii) 1,270,827 shares to be issued to Investor Group, L.P., a limited partnership of which Investor AB serves as the ultimate general partner (“Investor Group”). Investor AB and Investor Growth exercise shared voting and investment control over all of such shares, and Investor AB may be deemed the beneficial owner of all of such shares.

As a result of the issuance of shares of Endocare common stock in the Merger and the Financing, the beneficial ownership as a percentage of the total number of outstanding shares of Endocare common stock on a pro forma basis of Black River Asset Management and its affiliates, the State of Wisconsin Investment Board and Goldman Capital Management Inc., each of which are known to Endocare to currently beneficially own in excess of 5% of Endocare’s outstanding common stock, is expected to fall below 5%. The number of shares of Endocare common stock owned by Black River Asset Management and its affiliates, the State of Wisconsin Investment Board and Goldman Capital Management Inc. will remain unaffected by the consummation of the Merger and the Financing.

LEGAL MATTERS

Certain legal matters with respect to the validity of the issuance of the shares of Endocare common stock to be issued pursuant to the Merger Agreement have been passed upon for Endocare by Gibson, Dunn & Crutcher LLP, Irvine, California. Additionally, Gibson, Dunn & Crutcher LLP has rendered an opinion concerning the federal income tax consequences of the Merger.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited Endocare, Inc.’s consolidated financial statements and schedule, at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, as set forth in their report. We have included these financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts of accounting and reporting.

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, has audited Galil Medical Ltd.’s financial statements at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, as set forth in their report (which contains an explanatory paragraph describing the fact that since the date of completion of their audit of the year ended December 31, 2007, Galil Medical Ltd. incurred an accumulated deficit and incurred a negative cash flow from operating activities. Accordingly and considering Galil Medical Ltd.’s current cash resources, its liquidity has been adversely affected, as discussed in Note 1b of Galil Medical Ltd.’s consolidated financial statements). We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on Kost Forer Gabbay & Kasierer’s report, given on their authority as experts of accounting and reporting.

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent auditor, has audited the financial statements of the cryo business line of Oncura, Inc. that was acquired by Galil Medical Ltd. for the period from January 1, 2006 to December 8, 2006, as set forth in their report. We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance on Kost Forer Gabbay & Kasierer’s report, given on their authority as experts of accounting and reporting.

Stockholder Proposals for the 2009 Annual Meeting

Stockholder proposals that are intended to be presented at Endocare’s 2009 Annual Meeting must have been received no later than December 18, 2008, in order that they may be included in the proxy statement and form of proxy relating to that meeting, and must meet all the other requirements as specified in Endocare’s amended and restated bylaws. In addition, the proxy solicited by the board of directors for the 2009 Annual Meeting will confer discretionary authority to vote on any stockholder proposal presented at that meeting, unless we receive notice of such proposal not later than March 3, 2009.

Other Matters

As of the date of this proxy statement/prospectus, neither Endocare’s nor Galil’s board of directors know of any matters that will be presented for consideration at their respective special meetings other than as described in this proxy statement/prospectus. If any other matters properly come before the Endocare special meeting or any adjournment or postponement of the meeting and are voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies in the enclosed proxies to vote the shares represented by those proxies as to any such matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of Endocare’s board of directors.

WHERE YOU CAN FIND MORE INFORMATION

Endocare files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can find, copy and inspect information that Endocare files at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information about the public reference room. You can review Endocare’s electronically filed reports, proxy and information statements on the SEC’s web site at http://www.sec.gov or on Endocare’s web site at http://www.Endocare.com. Information included on Endocare’s web site is not a part of this proxy statement/prospectus.

You should rely only on the information contained in this proxy statement/prospectus or on information to which Endocare has referred you. Endocare has not authorized anyone else to provide you with any information. Endocare provided the information concerning Endocare, and Galil provided the information concerning Galil, appearing in this proxy statement/prospectus.

This proxy statement/prospectus is part of a registration statement that Endocare filed with the SEC. The registration statement contains more information than this proxy statement/prospectus regarding Endocare and the securities, including exhibits and schedules. You can obtain a copy of the registration statement at the address listed above or from the SEC’s web site.

INDEX TO FINANCIAL STATEMENTS

Endocare, Inc.
Annual Financial Statements
Report of Independent Registered Public Accounting Firm — Ernst & Young LLP	FI-2
Consolidated Statements of Operations — Fiscal Years Ended December 31, 2005, 2006 and 2007	FI-3
Consolidated Balance Sheets as of December 31, 2006 and 2007	FI-4
Consolidated Statements of Stockholders’ Equity — Fiscal Years Ended December 31, 2005, 2006 and 2007	FI-5
Consolidated Statements of Cash Flows — Fiscal Years Ended December 31, 2005, 2006 and 2007	FI-6
Notes to Consolidated Financial Statements	FI-7
Financial Statements Schedules	FI-39
Quarterly Financial Statements
Condensed Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2008 and 2007 (unaudited)	FI-41
Condensed Consolidated Balance Sheets at December 31, 2007 and September 30, 2008 (unaudited)	FI-42
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2007 and 2008 (unaudited)	FI-43
Notes to Condensed Consolidated Financial Statements (unaudited)	FI-44
Galil Medical Ltd.
Annual Financial Statements
Report of Independent Registered Public Accounting Firm	FII-1
Consolidated Balance Sheets as of December 31, 2006 and 2007 and September 30, 2008	FII-2
Consolidated Statements of Operations — Fiscal Years Ended December 31, 2005, 2006 and 2007 and the Nine Months Ended September 30, 2007 and 2008	FII-4
Consolidated Statements of Changes in Shareholders’ Equity — Fiscal Years Ended December 31, 2005, 2006 and 2007 and the Nine Months Ended September 30, 2007 and 2008	FII-5
Consolidated Statements of Cash Flows — Fiscal Years Ended December 31, 2005, 2006 and December 31, 2007 and the Nine Months Ended September 30, 2007 and 2008	FII-7
Notes to Consolidated Financial Statements	FII-9
Acquired Cryo Business
Report of Independent Auditor	FII-34
Statement of Operations — Period from January 1, 2006 through December 8, 2006	FII-35
Notes to Statements of Operations	FII-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Endocare, Inc.

We have audited the accompanying consolidated balance sheets of Endocare, Inc. (the Company) and subsidiary as of December 31, 2006 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endocare, Inc. and subsidiary at December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, Endocare, Inc. changed its method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) on January 1, 2006. Also, as discussed in Note 6 to the consolidated financial statements, Endocare, Inc. changed its method of accounting for common stock warrants in accordance with FASB Staff Position (FSP) EITF No. 00-19-2, Accounting for Registration Payment Arrangements, on January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endocare, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2008 expressed an unqualified opinion thereon.

/s/  Ernst & Young LLP

Los Angeles, California
March 7, 2008

ENDOCARE, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31
	2005	2006	2007
	(In thousands, except per share data)

Product sales	$7,533	$15,044	$22,730
Service revenues	19,780	12,298	6,418
Other	961	648	539

	28,274	27,990	29,687

Costs and expenses:
Cost of revenues	15,738	12,343	9,780
Research and development	2,283	2,781	2,555
Selling and marketing	13,001	15,195	14,855
General and administrative	13,858	13,107	12,506
Gain on legal settlement	—	—	(677)
Goodwill impairment and other charges	26	—	—

Total costs and expenses	44,906	43,426	39,019

Loss from operations	(16,632)	(15,436)	(9,332)
Interest income, net	308	452	391
Interest expense related to common stock warrants	657	3,716	—

Loss from continuing operations before taxes	(15,667)	(11,268)	(8,941)
Tax benefit on continuing operations	829	192	—

Loss from continuing operations	(14,838)	(11,076)	(8,941)
Income from discontinued operations, net of taxes	1,159	311	—

Net loss	$(13,679)	$(10,765)	$(8,941)

Net income (loss) per share of common stock — basic and diluted
Continuing operations	$(1.54)	$(1.10)	$(0.80)
Discontinued operations	$0.12	$0.03	$—
Weighted-average shares of common stock outstanding	9,659	10,084	11,122

The accompanying notes are an integral part of these Consolidated Financial Statements.

ENDOCARE, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31
	2006	2007
	(In thousands, except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$1,811	$7,712
Accounts receivable less allowances for doubtful accounts and sales returns of $84 and $90 at December 31, 2006 and 2007, respectively	4,161	3,530
Inventories	2,260	3,022
Prepaid expenses and other current assets	1,284	2,081

Total current assets	9,516	16,345
Property and equipment, net	1,040	850
Intangibles, net	3,613	3,077
Investments and other assets	2,077	989

Total assets	$16,246	$21,261

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,393	$2,194
Accrued compensation	3,000	3,895
Other accrued liabilities	3,594	3,034
Loan payable	—	880
Obligations under capital lease, current portion	—	28

Total current liabilities	9,987	10,031
Common stock warrants	1,307	—
Deferred compensation	74	227
Obligations under capital lease — less current portion	—	84
Stockholders’ equity:
Preferred stock, $0.001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value; 50,000,000 shares authorized; 10,226,392 and 11,761,562 shares issued and outstanding at December 31, 2006 and 2007, respectively	10	12
Additional paid-in capital	181,310	200,663
Accumulated deficit	(176,442)	(189,756)

Total stockholders’ equity	4,878	10,919

Total liabilities and stockholders’ equity	$16,246	$21,261

The accompanying notes are an integral part of these Consolidated Financial Statements.

ENDOCARE, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Total
	Common Stock		Additional	Accumulated	Stockholders’
	Shares	Amount	Paid-In Capital	Deficit	Equity
	(In thousands)

Balance as of December 31, 2004	8,114	$8	$169,416	$(151,998)	$17,426

Net loss and comprehensive loss	—	—	—	(13,679)	(13,679)
Stock options exercised	37	—	116	—	116
Stock-based compensation expense	—	—	51	—	51
Sale of common stock	1,878	2	8,914	—	8,916

Balance as of December 31, 2005	10,029	$10	$178,497	$(165,677)	$12,830

Net loss and comprehensive loss	—	—	—	(10,765)	(10,765)
Stock options exercised	29	—	108	—	108
Stock-based compensation expense	—	—	2,797	—	2,797
Sale of common stock	168	—	(92)	—	(92)

Balance as of December 31, 2006	10,226	$10	$181,310	$(176,442)	$4,878

Net loss and comprehensive loss	—	—	—	(8,941)	(8,941)
Stock options exercised	167	—	1,125	—	1,125
Stock-based compensation expense	—	—	3,950	—	3,950
Sale of common stock	1,369	2	8,598	—	8,600
Reclassification of common stock warrants to equity	—	—	5,680	(4,373)	1,307

Balance as of December 31, 2007	11,762	$12	$200,663	$(189,756)	$10,919

The accompanying notes are an integral part of these Consolidated Financial Statements.

ENDOCARE, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2005	2006	2007
	(In thousands)

Cash flows from operating activities:
Net loss	$(13,679)	$(10,765)	$(8,941)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,054	1,576	1,126
Reserve for uncollectible notes	—	695	—
Gain on divestitures, net	(609)	(524)	—
Stock-based compensation	51	2,845	3,901
Goodwill impairment and other charges	26	—	—
Loss on sale of placement units and other fixed assets	107	47	52
Minority interests	(214)	—	—
Extinguishment of payroll tax liabilities	(182)	(891)	(121)
Interest expense on common stock warrants	(657)	(3,716)	—
Changes in operating assets and liabilities, net of effects from divestitures:
Accounts receivable	(354)	(407)	632
Inventories	(318)	112	(993)
Prepaid expenses and other current assets	(454)	(83)	291
Accounts payable	(337)	(1,409)	(1,199)
Accrued compensation	429	281	1,217
Other accrued liabilities	(1,581)	(1,364)	(560)

Net cash used in operating activities	(14,718)	(13,603)	(4,595)

Cash flows from investing activities:
Purchases of property and equipment	(423)	(158)	(109)
Purchases of intangibles	(330)	—	—
Proceeds from divestitures	850	7,480	—

Net cash provided by (used in) investing activities	97	7,322	(109)

Cash flows from financing activities:
Stock options and warrants exercised	116	108	1,125
Borrowings on line of credit	—	250	13,450
Payments on line of credit	—	(250)	(12,570)
Proceeds from sale of stock and warrants, net	14,596	(92)	8,600

Net cash provided by financing activities	14,712	16	10,605

Net increase (decrease) in cash and cash equivalents	91	(6,265)	5,901
Cash and cash equivalents, beginning of year	7,985	8,108	1,811
Less: Cash of discontinued operations	32	(32)	—

Cash and cash equivalents, end of year	$8,108	$1,811	$7,712

Non cash activities:
Transfer of inventory to property and equipment for placement at customer sites	$532	$587	$334
Transfer from property and equipment to inventory for sale of Cryocare Surgical Systems	—	470	103
Capital lease obligation	—	—	112
Adoption of FSP EITF No. 00-19-2
Increase in paid-in capital	—	—	5,680
Reduction of retained earnings	—	—	(4,373)
Reduction in warrant liability	—	—	(1,307)
Other supplemental information:
Interest paid	$36	$19	$151
Income taxes paid	$22	$55	$69

The accompanying notes are an integral part of these Consolidated Financial Statements.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Operations of the Company

Endocare is a medical device company focused on developing, manufacturing and selling cryoablation products with the potential to improve the treatment of cancer and other tumors. We were formed in 1990 as a research and development division of Medstone International, Inc. (Medstone), a manufacturer of shockwave lithotripsy equipment for the treatment of kidney stones. Following our incorporation under the laws of the state of Delaware in 1994, we became an independent, publicly-owned corporation upon Medstone’s distribution of our stock to the existing stockholders on January 1, 1996.

Through February 10, 2006 we also offered vacuum therapy systems for non-pharmaceutical treatment of erectile dysfunction through our wholly-owned subsidiary Timm Medical Technologies, Inc. (Timm Medical), which was sold to a third party effective February 2006 (see Note 7 — “Dispositions and Discontinued Operations”). The operating results of Timm Medical are included in discontinued operations.

Effective on August 20, 2007, we effected a one-for-three reverse split of our common stock. All share amounts and per share amounts have been adjusted throughout the accompanying consolidated financial statements and the related notes to reflect this reverse stock split for all periods presented. The reverse split did not affect the authorized shares and par value per share. On October 10, 2007, our common stock commenced trading on The NASDAQ Capital Market under the symbol ENDO.

2.	Recent Operating Results and Liquidity

Since inception, we have incurred losses from operations and have reported negative cash flows. As of December 31, 2007, we had an accumulated deficit of $189.8 million and cash and cash equivalents of $7.7 million. $0.9 million of the cash balance is borrowed under our line of credit, which is payable on a current basis. During 2007, we also received $1.6 million and $7.0 million from the sale of our common shares to Fusion Capital Fund II, LLC (Fusion Capital) and Frazier Healthcare V, L.P. (Frazier), respectively, as more fully described below. We do not expect to reach cash flow positive operations on an annual basis in 2008, and we expect to continue to generate losses from operations for the foreseeable future. These losses have resulted in part from our continued investment to gain acceptance of our technology and investment in initiatives that we believe should ultimately result in cost reductions.

Although in July 2006 we resolved the investigations by the Securities and Exchange Commission (SEC) and the Department of Justice (DOJ) of our historical accounting and financial reporting (see Note 12 — “Commitments and Contingencies” ), we still have obligations to indemnify and advance the legal fees of our former officers and former directors in connection with the ongoing investigations and legal proceedings related to those individuals. The amounts we pay under these obligations could have a material adverse effect on our business, financial condition, results of operations and liquidity. For the year ended December 31, 2007, we incurred expenses of $1.7 million relating to legal fees of former officers and former directors, and recorded insurance recoveries of $0.9 million. As of December 31, 2007, we have $0.1 million available under this insurance coverage.

We also face large cash expenditures in the future related to past due state and local taxes, primarily sales and use tax obligations, which we estimate to be approximately $2.2 million. The amount was fully accrued as of December 31, 2007. We are in the process of negotiating resolutions of the past due state and local tax obligations with the applicable tax authorities. However, there is no assurance that these obligations will be reduced as a result of the negotiations or that we will be allowed to pay the amounts due over an extended period of time.

We also intend to continue investing in our sales and marketing efforts to physicians in order to raise awareness and gain further acceptance of our technology. This investment is required in order to increase physicians’ usage of our technology in the treatment of prostate and renal cancers, lung and liver cancers and palliative intervention (treatment of pain associated with metastases). Such costs will be reported as current period charges under generally accepted accounting principles.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Our sources of funding include a $4 million credit facility with Silicon Valley Bank and a $16 million common stock purchase agreement with Fusion Capital. As discussed in Note 6 — “Private Placement of Common Stock and Warrants,” on October 25, 2006, we entered into an agreement with Fusion Capital which gives us the right to sell to Fusion Capital up to $16.0 million of common stock, at our election, over a two year period at prices determined based upon the market price of our common stock at the time of each sale without any fixed discount. We can sell our shares in $100,000 increments every fourth business day, with additional $150,000 increments available every third business day if the market price per share of our common stock is $4.50 or higher, subject to our ability to comply with certain ongoing requirements. These requirements include, among others, maintaining effectiveness of the registration statement covering the resale of the shares purchased by Fusion Capital and maintenance of per share trading prices at or above $3.00. The $150,000 increment can be increased if the market price of our common stock increases. The SEC declared the registration statement effective on December 1, 2006.

Through December 31, 2007, we have sold 293,397 shares of stock to Fusion Capital for total gross proceeds of $1.6 million. The most recent sale of stock to Fusion Capital occurred in May 2007. Since we have authorized 2,666,666 shares for sale under the stock purchase agreement, the selling price of our common stock to Fusion Capital would have had to average at least $6.00 per share for us to receive the maximum proceeds of $16.0 million. We are obligated to pay a transaction fee equal to 6.0 percent of the stock proceeds to an investment advisory firm under a pre-existing capital advisory agreement.

On May 24, 2007 we sold 1,085,271 shares of our common stock to Frazier at a price per share of $6.45, for aggregate proceeds of $7.0 million.

During the three months ended December 31, 2007, we also received $1.1 million in proceeds from the exercise of options by a former officer for 166,667 common shares at $6.75 per share.

We expect to use existing cash reserves, working capital through the sale of our products, as well as future proceeds from sales, if any, of common stock to Fusion Capital, to finance our projected operating and cash flow needs, along with continued expense management efforts. In addition, we may borrow funds under the line of credit with our bank through February 2009 as long as we remain in compliance with the representations, warranties, covenants and borrowing conditions therein. As more fully described in Note 13 — “Line of Credit,” the funds we can borrow are based on eligible trade receivables and inventory as defined. The credit facility contains restrictive covenants, a subjective acceleration clause and a requirement to maintain a lock box with the lender, the proceeds from which will be applied to reduce the outstanding borrowings upon our default or if other conditions are met. The subjective acceleration clause permits the lender to accelerate payment on all outstanding balances and cease to make further advances to us in the event of default or if the lender determines in its judgment that a material adverse change has occurred or will occur.

We believe that the Fusion Capital financing agreement and the line of credit, together with the $7.0 million that we received from Frazier, should provide us with the capital resources that we need to reach the point where our operations will generate positive cash flows on a consistent basis. However, our cash needs are not entirely predictable and the future availability of funds from Fusion Capital and our bank is subject to many conditions, including the subjective acceleration clause and other provisions that are predicated on events not within our control. We are limited to amount of stock we can sell to Fusion Capital each time. Our agreement with Fusion Capital contains default provisions and is automatically suspended if the trading prices of our shares fall below $3.00. The extent of funds available from Fusion Capital also depends on the prevailing market price of our common shares. We cannot access the bank credit line if we fail to comply with all covenants and borrowing conditions. Although we are in compliance with the conditions and covenants under the Fusion Capital agreement and bank credit facility as of December 31, 2007, there is no assurance that we will be able to comply with all requirements in future periods, that we can obtain a waiver if an event of default occurs or that the lender will not exercise the subject acceleration clause. Accordingly, we cannot guarantee the availability of these capital resources or that they will be sufficient to fund our ongoing operations to the point where our operations will generate positive cash flows on a consistent basis.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the parent and all majority owned and controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Comprehensive Income

Statement of Financial Accounting Standard, or SFAS, No. 130, Reporting Comprehensive Income, requires reporting and displaying comprehensive income (loss) and its components, which, for Endocare, is the same as the net loss reflected in the consolidated statements of stockholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Principal areas requiring the use of estimates include: determination of allowances for uncollectible accounts, notes receivable and sales returns, warranty obligations, reserves for excess and obsolete inventory, valuation allowances for investments and deferred tax assets, impairment of long-lived and intangible assets, determination of stock-based compensation to employees and consultants, valuation of the warrants and reserves for litigation and other legal and regulatory matters, among others.

Revenue Recognition

Revenues from sales of Cryocare Surgical Systems and cryoablation disposable products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is reasonably assured. For certain cryoablation treatments, we also contract with medical facilities to provide cryoablation disposable products and services for which we charge a per-procedure fee. The cryoablation services provided generally consist of rental and transport of a Cryocare Surgical System, as well as the services of a technician to assist the physician with the set-up, use and monitoring of the equipment and include the necessary disposable products and supplies. The medical facilities are billed for procedures performed using Cryocare Surgical Systems owned either by us or by third parties who perform the service component of the procedure. We receive procedure fee revenue from the medical facility and, where a third-party service provider is involved, pay a fee to the service provider. The fee billed to the medical facility is recorded as revenue in the period when the procedure is performed. Cost of revenues includes the cost of the necessary disposable products and supplies and, if applicable, third party service provider fees which are recorded at the time of the procedure. Cost of revenues also includes depreciation related to Endocare-owned Cryocare Surgical Systems over an estimated useful life of three years.

We have continued to experience year over year growth in cryoablation disposable product sales and procedure fee revenues. In the past two years, we have placed increasing emphasis on direct sale of our products rather than procedure fee revenues. As a result of the shift in revenue mix from cryoablation procedure fees to sales of cryoablation disposable products (where we do not perform the service component and have a lower average selling price as well as cost of sales per procedure), we have experienced an increase in gross margins as a percentage of revenues although the gross profit dollars per case generally are the same. Our gross margin has also increased due to reconfiguration of our products to reduce manufacturing costs and sourcing products and components to lower cost suppliers. We have also reduced operating expenses through streamlining our corporate organization, elimination or deferral of some longer-term research, development, clinical and marketing activities, instituting

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

additional equity incentive programs to reduce cash compensation outlays, and in general better control of our operating expenses.

Revenues and the related cost of revenues from continuing operations consist of the following for the three years ended December 31, 2007:

	Year Ended December 31,
	2005	2006	2007
	(In thousands)

Revenues:
Product sales:
Cryoablation disposable products	$6,790	$13,948	$21,157
Cryocare Surgical Systems	743	1,096	1,573

	7,533	15,044	22,730
Cryoablation procedure fees	19,780	12,298	6,418
Cardiac royalties	889	604	386
Other	72	44	153

	$28,274	27,990	29,687

Cost of revenues:
Cryoablation disposable products and procedure fees	$15,278	11,541	9,006
Cryocare Surgical Systems	460	802	774

	$15,738	$12,343	$9,780

Cost of revenues for cryoablation disposable products and procedure fees are combined for reporting purposes. Sales of cryoablation disposable products and procedure fees incorporate similar inventory when sold and we do not separately track the cost of disposable products sold directly to customers and those consumed in cryoablation procedures. Procedure fees relate to services which are provided to medical facilities upon request to facilitate the overall delivery of our technology into the marketplace.

We provide customary sales incentives to customers and distributors in the ordinary course of business. These arrangements include volume discounts, equipment upgrades and rent-to-own programs. These transactions are accounted for in accordance with Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, when applicable. We defer the recognition of certain Cryocare Surgical System revenues where we have continuing performance obligations. Deferred revenues are adjusted in future periods when remaining obligations have been met. Deferred revenue as of December 31, 2005, 2006, and 2007 is not significant and was included in other accrued liabilities. From time to time, we may agree to provide equipment upgrades for free or at significant discounts to select customers who purchased Cryocare Surgical Systems in the prior years. These offers to upgrade are at our discretion and intended to facilitate the delivery of our latest cryoablation technology into the market place. The loss on equipment provided for upgrades is expensed at the earlier of the commitment or shipment date. We have reduced the selling price of Cryocare Surgical Systems in select instances to at or near cost to promote the use of cryoablation as a preferred treatment option. These initiatives have decreased the gross margin on sale of Cryocare Surgical Systems.

No customer accounted for more than 10 percent of total revenues in 2005. In 2006 and 2007, one customer accounted for 28.8 percent and 42.1 percent of total revenues, respectively. This customer accounted for 45.7 percent and 38.9 percent of our accounts receivable balance as of December 31, 2006 and 2007, respectively. We derived 93.1 percent, 94.2 percent and 92.8 percent of revenues from sales in the United States during this three-year period.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We routinely assess the financial strength of our customers and believe that our accounts receivable credit risk exposure is limited. Accounts receivable are carried at original invoice amount less an estimate for doubtful accounts and sales returns based on a periodic review of outstanding receivables. International shipments are billed and collected by Endocare in U.S. dollars. Allowances are provided for known and anticipated credit losses as determined by management in the course of regularly evaluating individual customer receivables. This evaluation takes into consideration a customer’s financial condition and credit history as well as current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

Inventories

Inventories, consisting of raw materials, work-in-process and finished goods, are stated at the lower of cost or market, with cost determined by the first-in, first-out method. Reserves for slow-moving and obsolete inventories are provided based on historical experience and product demand. We evaluate the adequacy of these reserves periodically.

The following is a summary of inventory

	December 31,
	2006	2007
	(In thousands)

Raw materials	$1,750	$2,331
Work in process	300	227
Finished goods	778	958

Total inventories	2,828	3,516
Less inventory reserve	(568)	(494)

Inventories, net	$2,260	$3,022

Property and Equipment

Property and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the respective assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the related lease term. Cryoablation equipment placed at customer sites for use with our disposable cryoprobes is depreciated into cost of revenues over estimated useful lives of three years. Repair and maintenance costs are expensed as incurred. Depreciation expense from continuing operations was $1.7 million, $1.0 million and $0.6 million in 2005, 2006 and 2007, respectively.

The following is a summary of property and equipment:

	December 31,
	2006	2007
	(In thousands)

Equipment and computers	$1,825	$1,899
Cryoablation systems placed at customer sites	5,019	5,169
Furniture and fixtures	908	1,040
Leasehold improvements	321	321

Total property and equipment, at cost	8,073	8,429
Accumulated depreciation and amortization	(7,033)	(7,579)

Property and equipment, net	$1,040	$850

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During 2007, we leased certain office equipment under a capital lease agreement. Capital lease obligations are amortized over the life of the lease and amortization for capitalized assets under lease agreements are included in depreciation expense. This office equipment included in property and equipment above was $0.1 million at December 31, 2007 and related depreciation expense was approximately $4,000 for the year ended December 31, 2007

Long-Lived Assets, Goodwill and Intangible Assets Subject to Amortization

We acquire goodwill and amortizable intangible assets in business combinations and asset purchases. The excess of the purchase price over the fair value of net assets acquired are allocated to goodwill and identifiable intangibles. We do not amortize goodwill which is consistent with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and other Intangible Assets as more fully described in Note 5 “Impairment of Goodwill and Other Intangible Assets.” Goodwill and indefinite lived assets are reviewed annually for impairment and on an interim basis if events or changes in circumstances indicate that the asset might be impaired.

Intangible assets that are deemed to have finite useful lives are recorded at cost and amortized using the straight-line method over their estimated useful lives, as follows:

Trade names (discontinued operations)	15 years
Domain names	5 years
Covenants not to compete	3 to 5 years
Developed technology (discontinued operations)	15 years
Patents	3 to 15 years

Patents comprise our largest intangible asset. We capitalize the costs incurred to file patent applications when we believe there is a high likelihood that the patent will be issued, the patented technology has other specifically identified research and development uses and there will be future economic benefit associated with the patent. We expense all costs related to abandoned patent applications. If we elect to abandon any of our currently issued or unissued patents or determine that their carrying value is impaired, we reduce the patent to fair value. Costs associated with patents and licenses purchased from third parties for products or technology prior to receipt of regulatory approval to market are capitalized if the licenses can be used in multiple research and development programs. Our capitalized patent costs pertain to technology currently used in our commercialized products and for which we expect to recover their cost through product sales. Patent costs are amortized on a straight-line basis over the useful life of the license, which begin on the date of acquisition and continues through the end of the estimated term during which the technology is expected to generate substantial revenues. Patent maintenance costs are expensed as incurred.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. We consider assets to be impaired and write them down to fair value if estimated undiscounted cash flows associated with those assets are less than their carrying amounts. Fair value is based upon the present value of the associated cash flows. Changes in circumstances (for example, changes in laws or regulations, technological advances or changes in our strategies) may also reduce the useful lives from initial estimates. Changes in the planned use of intangibles may result from changes in customer base, contractual agreements, or regulatory requirements. In such circumstances, we will revise the useful life of the long-lived asset and amortize the remaining net book value over the adjusted remaining useful life. There were no changes in estimated useful lives during 2005, 2006 and 2007. No impairment charge was recorded in 2006 or 2007.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Amortization expense for each of the years ending December 31 will consist of the following amounts:

2008	$501
2009	501
2010	501
2011	501
2012	501
Thereafter	572

$3,077

Amortization expense from continuing operations totaled $0.6 million, $0.6 million and $0.5 million in 2005, 2006 and 2007, respectively.

The following is a summary of intangible assets:

	December 31,
	2006	2007
	(In thousands)

Domain name	$435	$435
Covenant not to compete	352	352
Patents	6,205	6,205

Total intangibles	6,992	6,992
Accumulated amortization	(3,379)	(3,915)

Intangibles, net	$3,613	$3,077

Investments

We hold minority investments of less than 20 percent in certain private early stage technology companies acquired in conjunction with various strategic alliances. We do not have the ability to exercise significant influence over the financial or operational policies or administration of these companies; therefore, they are accounted for under the cost method. Realized gains and losses are recorded when related investments are sold. These investments are regularly assessed for impairment through review of operations and indicators of continued viability, including operating performance, financing status, liquidity prospects and cash flow forecasts. Impairment losses are recorded when events and circumstances indicate that such assets might be impaired and the decline in value is other-than-temporary. These investments are included in investments and other assets.

Product Warranties

Certain of our products are covered by warranties against defects in material and workmanship for periods up to two years after the sale date. The estimated warranty cost is recorded at the time of sale and is adjusted periodically to reflect actual experience. Factors that affect our warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. Our warranty costs and liability (included in other accrued liabilities) were not significant for 2005, 2006 or 2007.

Research and Development

Research and development activities are performed primarily in-house. Expenditures primarily include personnel, clinical studies, and material expenses incurred to design, create, and test prototypes. These expenditures are charged to operations as incurred until technological feasibility has been established. Costs to maintain patents are included in general and administrative expenses.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising

Advertising costs are included in selling and marketing expenses as incurred and totaled $0.3 million, $0.3 million and $0.2 million for 2005, 2006 and 2007, respectively.

Shipping and Handling Costs

We incurred shipping and handling costs in the normal course of business. All shipping and handling costs related to our products are charged to cost of sales as incurred.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash and cash equivalents include money market funds and various deposit accounts.

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, primarily consist of cash and cash equivalents, accounts receivable and notes receivable. We may be exposed from time to time to credit risk with our bank deposits in excess of the FDIC insurance limits. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk on cash and cash equivalents, except as described below. Our receivables are derived primarily from sales of Cryocare Surgical Systems and cryoablation disposable products to medical facilities, medical groups and urologists. Cryoablation procedure fees are generated from medical facilities. One customer accounted for 28.8 percent and 42.1 percent of our revenues for the year ended December 31, 2006 and 2007, respectively. This same customer accounted for 43.3 percent of our fourth quarter 2007 revenues. Our accounts receivable as of December 31, 2006 and 2007 consisted of 45.7 percent and 38.9 percent of receivables from this customer. We have no history of past due receivables from this customer. We perform ongoing credit evaluations of our customers and generally do not require collateral. Reserves are maintained for potential credit losses. There are no significant concentrations of credit risk with respect to trade receivables except for the customer referenced above.

$7.1 million of our cash is invested in a money market mutual fund (the Citi Institutional Liquid Reserves) which includes in its investment portfolio commercial paper, time deposits, certificates of deposits, bank notes, corporate bonds and notes and U.S. government agency securities. The fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of the investment at $1.00 per share, it is possible to lose our principal if the underlying securities suffer losses as a result of current credit market conditions. At January 31, 2008, the fund reported that certain securities within the portfolio are illiquid, in default, under restructuring or have been subject to a ratings downgrade. However, the fund continues to report a per share net asset value (NAV) of $1, which represents the price at which investors buy (“bid price”) and sell (“redemption price”) fund shares from and to the fund company. The NAV is computed once at the end of each trading day based on the closing market prices of the portfolio’s securities. We believe that our investment has not been impaired and that we can withdraw our finds at any time without restriction. We will monitor the value of the fund periodically for impairment.

We also have a $2.7 million note receivable from the sale of a Timm Medical product line in 2003 and a $1.4 million note receivable from the divestiture of Timm Medical in 2006. We also have a $0.3 million secured note receivable from a shareholder consultant to Endocare. These are included in investments and other assets. We evaluate the creditworthiness of the debtors periodically and provide allowances for uncollectible amounts. We collected the $1.4 million note receivable from the sale of Timm Medical in February 2008 along with related accrued interest. See Note 7 — “Dispositions and Discontinued Operations” and Note 14 — “Related Party Transactions” for further discussion.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments

The primary objective of our investment activities is to preserve principal while at the same time maximize the income we receive from our invested cash without significantly increasing the risk of loss. Our consolidated balance sheets include the following financial instruments: cash and cash equivalents, accounts and notes receivable, minority investments, accounts payable, accrued liabilities, a line of credit and common stock warrants. The carrying amounts of current assets and liabilities approximate their fair values because of the relatively short period of time between the origination of these instruments and their expected realization. The interest rates on the notes receivable related to Timm Medical generally approximate market rates for secured obligations of similar terms and maturity. The fair value of minority investments cannot be estimated since the investees are privately held, early stage companies. The common stock warrants were recorded at fair value through December 31, 2006, and was adjusted each quarter using a modified Black-Scholes pricing model.

Risks and Uncertainties

Our profitability depends in large part on increasing our revenue base and effectively managing costs of sales, customer acquisition costs and administrative overhead. We continually review our pricing and cost structure in an effort to select the optimal revenue and distribution models. Several factors could adversely affect revenues and costs, such as changes in health care practices, payer reimbursement, inflation, new technologies, competition and product liability litigation, which are beyond our control and could adversely affect our ability to accurately predict revenues and effectively control costs. Many purchasers of our products and services rely upon reimbursement from third-party payers, including Medicare, Medicaid and other government or private organizations. These factors could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Reclassification

For the years ended December 31, 2005 and 2006, $0.1 million and $44,000 previously reported as product sales have been reclassified to other sales to conform to our current presentation.

Off-Balance Sheet Financings and Liabilities

Other than lease commitments, obligations under royalty and joint technology development arrangements, legal contingencies incurred in the normal course of business and employment contracts, we do not have any off-balance sheet financing arrangements or liabilities. In addition, our policy is not to enter into derivative instruments, futures or forward contracts. Our business is transacted solely in U.S. dollars and, while future fluctuations of the U.S. dollar may affect the price competitiveness of our products, there is no known significant direct foreign currency exchange rate risk. Finally, we do not have any majority-owned subsidiaries or any interests in, or relationships with, any material special-purpose entities that are not included in the consolidated financial statements.

Other Accrued Liabilities

Other accrued liabilities as of December 31, 2006 and 2007 include $2.8 million and $2.2 million in state and local taxes, primarily sales and use taxes in various jurisdictions in the United States.

Capital Stock and Earnings Per Share

Basic net income or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding for the respective periods. Diluted loss per share, calculated using the treasury stock method, gives effect to the potential dilution that could occur upon the exercise of certain stock options, warrants, and restricted and deferred stock units that were outstanding during the respective periods presented. For periods when we reported a net loss from continuing operations, these potentially dilutive common shares were excluded from the diluted income or loss per share calculation because they were anti-dilutive. As of December 31, 2007,

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2006, and 2005, the company had 3.8 million, 3.3 million, and 3.2 million, respectively, in potentially dilutive common shares outstanding (prior to the application of the treasury stock method) in the form of stock options, restricted stock units, deferred stock units, and warrants.

Taxes

We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities along with net operating loss and credit carry forwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, allowances must be established. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment.

On January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (see Note 10 — “Income Taxes” ). Taxes that are not based on income (including sales and use, payroll, capital and property taxes) continue to be accounted for under SFAS No. 5, Accounting for Contingencies.

We collect and remit sales tax on a gross basis. Our sales tax liability is classified as current.

Stock-Based Compensation

As of December 31, 2007, we have four stock-based employee compensation plans and two non-employee director stock-based compensation plans as more fully described in Note 8 — “Stock-Based Compensation Plans.” Equity awards include stock options, deferred stock units and restricted stock units. Stock options generally have a maximum contractual term of 10 years and vest pro-rata over four years, which is the requisite service period. Certain options may accelerate vest if performance milestones are achieved and otherwise cliff vest after five years. The fair value of share-based awards is estimated at the grant date using the Black Scholes option pricing model described below, and the portion that is ultimately expected to vest is recognized as compensation expense over the explicit or implict service period. Deferred stock units and restricted stock units are accounted for similar to restricted stock grants. As more fully described in Note 9 — “Equity Incentive Plans,” beginning in 2006, deferred stock units are issued in lieu of cash bonuses to employees and board fees to members of the board of directors at the election of the eligible participants. These units vest when services are rendered each year in the case of employee bonuses and each quarter in the case of board fees. Beginning in 2007, restricted stock units are also granted to employees with a contractual life of 10 years. Certain restricted stock units vest based on service over a specified period (3 years) while others vest contingently based on performance conditions such as sales and profitability goals over 2 to 3 years. For awards that vest based on continuous service, we record compensation expense ratably over the service period from the date of grant. For grants that vest based on performance conditions, we begin recording compensation expense over the service period when we determine that achievement is probable. Change in estimates as to probability of vesting is recorded through a cumulative catch-up adjustment when the assessment is made. Change in the estimated implicit service period is recorded prospectively over the remaining vesting period. During 2007, the Company determined that profitability goals will likely be met and recorded compensation expense of $0.6 million related to the restricted stock units for services through December 31, 2007. If the goals are ultimately not met, no compensation will be recognized and any recognized compensation costs will be reversed.

Prior to January 1, 2006, we accounted for stock-based compensation for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) as permitted by SFAS No. 123, Accounting for Stock Based Compensation. Compensation expense recorded under APB 25 was not been significant since we generally grant options with an exercise price equal to the fair value of our common stock on the date of grant.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share Based Payment (SFAS No. 123R) using the modified prospective transition method. Among other items, SFAS No. 123R eliminates the use of the intrinsic value method of accounting under APB 25 and requires companies to recognize in the financial statements the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. Under the modified prospective method, we recognize compensation cost in the financial statements beginning with the effective date based on the requirements of SFAS No. 123R for all share-based payments granted, modified or settled after January 1, 2006, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date.

We use the Black-Scholes standard option pricing model and the single option award approach to measure the fair value of the stock options granted to employees. The determination of fair value is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and the projected exercise and post-vesting employment termination behavior of employees.

In conjunction with the adoption of SFAS No. 123R on January 1, 2006, we modified certain assumptions and estimation methodologies for inputs to the Black-Scholes valuation calculations in accordance with the requirements of SFAS No. 123R and Staff Accounting Bulletin (SAB) No. 107, Share-Based Payment. These changes primarily include the following:

a. We increased the expected term from five years to 6.25 years using the “shortcut method” permitted for “plain vanilla” options under SAB 107 (an expected term based on the mid point between the vesting date and the end of the contractual term). The short cut method is permitted through December 31, 2007. We converted to company-specific experience on January 1, 2008.

b. While we continue to use historical volatility (based on daily trading prices) to estimate the fair value of options granted, we have increased the period over which volatility is measured from three years to 6.25 years. We have excluded the period from October 24, 2002 to January 16, 2003 (inclusive) during which our common stock experienced unusually high volatility as a result of announcement of our failure to file the September 30, 2002 Form 10-Q, temporary suspension of trading, delisting of our shares from NASDAQ, and an investigation commenced by the SEC. These changes resulted in a net decrease in volatility from previous estimates. Average volatility for options granted in 2005, 2006 and during the year ended December 31, 2007 was approximately 90.3 percent, 69.5 percent and 66.6 percent, respectively. We did not incorporate implied volatility since there are no actively traded option contracts on our common stock and sufficient data for an accurate measure of implied volatility were not available.

c. Share based compensation is recognized only for those awards that are ultimately expected to vest. Prior to January 1, 2006, we accounted for forfeitures as they occurred. Compensation expense related to unvested forfeited options was reversed in the period the employee was terminated. Upon adoption of SFAS No. 123R, we have estimated an average forfeiture rate of approximately 25.0 percent based on historical experience from 2001 through December 31, 2007. Stock-based compensation expense recorded in the 2006 and 2007 period is net of expected forfeitures. We will periodically assess the forfeiture rate. Changes in estimates will be recorded in the period of adjustment.

Due to our continuing losses, we do not recognize deferred tax assets related to our stock-based compensation and we have not recorded benefits for tax deductions in excess of recognized compensation costs (required to be recorded as financing cash flows) due to the uncertainty of when we will generate taxable income to realize such benefits.

Total stock-based compensation expense for options, deferred stock units and restricted stock units were $0.1 million, $2.8 million and $3.9 million in 2005, 2006 and 2007, respectively. As a result of adopting SFAS No. 123R, our loss from continuing operations and net loss for the years ended December 31, 2006 and 2007 was $2.6 million ($0.26 per basic and diluted share) and $2.5 million ($0.22 per basic and diluted share)

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

greater, respectively, than if we had continued to account for stock-based compensation under APB 25 and its related interpretations. Stock-based compensation expense is included in the following line items in the consolidated statements of operations:

	Year Ended December 31,
	2005	2006	2007
	(In thousands)

Cost of revenues	$—	$56	$86
Research and development	—	107	94
Selling and marketing	—	630	702
General and administrative	51	2,052	3,019

Total	$51	$2,845	$3,901

As of December 31, 2007, there was $1.7 million (net of estimated forfeitures) of total unrecognized compensation costs related to unvested stock options. That cost is expected to be amortized on a straight-line basis over a weighted average period of 0.9 years. Unrecognized compensation for deferred and restricted stock units was $2.1 million at December 31, 2007 (assuming that all service and performance milestones will be met) and will be recognized over a weighted average period of 1.9 years. As of December 31, 2006 and 2007, stock compensation cost capitalized as inventory was insignificant.

Prior to January 1, 2006, we accounted for stock-based employee compensation plans in accordance with APB 25 and followed the pro forma disclosure requirements set forth in SFAS No. 123. The following table illustrates the effect on net loss and loss per share for the year ended December 31, 2005 as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. The amounts in the table below include stock-based compensation expense related to Timm Medical which was not significant (dollars in thousands, except per share amounts):

December 31,
2005

Net loss, as reported(a)	$(13,679)
Add: Stock-based employee compensation expense included in reported net loss for all awards(b)	43
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(3,696)

Net loss, as adjusted	$(17,332)

Basic and diluted loss per share:
As reported	$(1.42)
As adjusted	$(1.79)

(a)	In the past, we had issued stock options and warrants to consultants for services performed. Compensation expense for the fair value of these options was determined by the Black-Scholes option-pricing model and was charged to operations over the service period or as performance goals were achieved. Such expense was included in net loss as reported.

(b)	Since we issue options with exercise prices equal to or exceeding the fair values of the underlying common stock, no compensation expense was recorded for options issued to employees. The recorded expense generally related to compensation charges upon modification of vesting terms, cashless exercises, and other non-routine transactions.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140 (SFAS No. 155). Among other things, SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 is effective for all financial instruments beginning after September 15, 2006. The adoption of SFAS No. 155 did not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Certain provisions of SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, which will be effective as of the first quarter of 2008. We do not expect that the adoption of SFAS No. 157 will have a material impact on our consolidated financial statements except that financial statement disclosures will be revised to conform to the new guidance.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159), which allows an entity to voluntarily choose to measure certain financial assets and liabilities at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, which will be effective as of the first quarter of 2008. We have not decided if we will choose to measure any eligible financial assets and liabilities at fair value.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Non controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 . SFAS No. 160 establishes new accounting and reporting standards for the non controlling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a non controlling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non controlling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its non controlling interest. SFAS No. 160 is effective for fiscal years, and interim periods beginning after January 1, 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations or SFAS No. 141(R), which will significantly change the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. It also amends the accounting treatment for certain specific items including acquisition costs and non controlling minority interests and includes a substantial number of new disclosure requirements. SFAS No. 141(R) will be applied prospectively to business combinations with acquisition dates on or after January 1, 2009.

In December 2007, the FASB ratified the consensus in EITF Issue No. 07-1, Accounting for Collaborative Arrangements (EITF 07-1). EITF 07-1 defines collaborative arrangements and requires collaborators to present the result of activities for which they act as the principal on a gross basis and report any payments received from (made to) the other collaborators based on other applicable authoritative accounting literature, and in the absence of other applicable authoritative literature, on a reasonable, rational and consistent accounting policy that is to be elected. EITF 07-1 also provides for disclosures regarding the nature and purpose of the arrangement, the entity’s rights and obligations, the accounting policy for the arrangement and the income statement classification and amounts arising from the agreement. EITF 07-1 will be effective for fiscal years beginning after December 15, 2008, which will be our fiscal year 2009, and will be applied as a change in accounting principle retrospectively for all collaborative arrangements existing as of the effective date. We have not yet evaluated the potential impact of adopting EITF 07-1 on our consolidated financial statements.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In June 2007, the FASB ratified the consensus in EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities (EITF 07-3), which requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development (R&D) activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. EITF 07-3 will be effective for fiscal years beginning after December 15, 2007, which will be our fiscal year 2008. We do not expect that the adoption of EITF 07-3 will have a material impact on our consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not, or are not believed by management to, have a material impact on our present or future consolidated financial statements.

5.	Impairment of Goodwill and Other Intangible Assets

Under SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized but instead are reviewed annually for impairment and on an interim basis if events or changes in circumstances between annual tests indicate that an asset might be impaired. Goodwill is tested for impairment by comparing its fair value to its carrying value under a two-step process. The first step requires us to compare the fair value of the reporting units to the carrying value of the net assets of the respective reporting units, including goodwill. Our management is primarily responsible for estimating fair value for impairment purposes. Management may consider a number of factors, including valuations or appraisals, when estimating fair value. If the fair value of the reporting unit is less than the carrying value, goodwill of the reporting unit is potentially impaired and we then complete step two to measure the impairment loss, if any. The second step requires the calculation of the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit. If the implied fair value of goodwill is less then the carrying amount of goodwill, an impairment loss is recognized equal to the difference.

After Timm Medical was sold in February 2006, there was no remaining goodwill or indefinite life intangibles.

6.	Private Placement of Common Stock and Warrants

May 2007 Private Placement

On May 24, 2007 we entered into a common stock subscription agreement with Frazier and on May 25, 2007 we entered into a registration rights agreement with Frazier. Under the subscription agreement, Frazier agreed to purchase 1,085,271 shares of our common stock at a price per share of $6.45, for aggregate proceeds to us of $7.0 million.

In the subscription agreement, Frazier agreed to lock-up provisions restricting the transferability of the shares, for a period of one year for 75 percent of the shares and a period of 18 months for 25 percent of the shares. The lock-up provisions expire early if we undergo a change in control or if we issue significant additional amounts of securities in certain circumstances after May 25, 2007, as described in the subscription agreement.

In the registration rights agreement, we agreed to file a registration statement with the SEC on or before March 20, 2008 to register the shares for resale. We also agreed to use commercially reasonable efforts to cause the registration statement to become effective as promptly as possible thereafter, with the intention that the registration statement will be available for resale by Frazier once the lock-up restrictions expire. In addition, we agreed to use commercially reasonable efforts to keep the registration statement effective until May 25, 2010.

Fusion Capital Equity Purchase Agreement

On October 25, 2006, we entered into a common stock purchase agreement with Fusion Capital as described above under Note 2 — ‘‘Recent Operating Results and Liquidity.” Under this agreement we have the right to sell to

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fusion Capital up to $16.0 million worth of common stock, at our election, over a two year period at prices determined based upon the market price of our common stock at the time of each sale, without any fixed discount. Common stock may be sold in $100,000 increments every fourth business day, with additional $150,000 increments available every third business day if the market price per share of our common stock is $4.50 or higher, subject to our ability to comply with certain ongoing requirements discussed below. This $150,000 increment can be further increased at graduated levels up to $1.0 million if the market price per share increases from $4.50 to $18.00. If the price of the stock is below $3.00 per share, the obligation for Fusion Capital to buy any shares of stock is automatically suspended. Under the terms of the agreement, we issued 157,985 shares of common stock to Fusion Capital in 2006 for no consideration as a commitment fee.

Under a related registration rights agreement, before Fusion Capital was obligated to purchase shares, we were required to file a registration statement covering the sale of up to 2,824,652 common shares within 20 days of signing the agreement. The registration statement was filed in November 2006 and declared effective by the SEC on December 1, 2006. We subsequently filed a post-effective amendment to the registration statement, which was declared effective March 30, 2007. We are required to maintain effectiveness of the registration statement until the earlier of the date that Fusion Capital may sell the shares without restriction pursuant to Rule 144(k) or the date that Fusion Capital has sold all purchased shares and no available unpurchased shares remain under the agreement. Upon occurrence of certain events of default as defined in the stock purchase agreement, including lapse of effectiveness of the registration statement for 10 or more consecutive business days or for 30 or more business days within a 365-day period, suspension of trading for three business days, delisting of the shares from the principal market on which they are traded, failure by our stock transfer agent to issue shares within five business days or other material breaches, Fusion Capital may terminate the stock purchase agreement. We have the right to terminate the agreement at any time.

Through December 31, 2007, we had sold 293,397 shares to Fusion Capital for gross proceeds of $1.6 million. We are obligated to pay a transaction fee equal to 6.0 percent of the stock proceeds to an investment advisory firm under a pre-existing capital advisory agreement. As of December 31, 2007, we have approximately $14.4 million in remaining funding available with Fusion Capital based on our closing stock price on that date.

March 2005 Private Placement

On March 11, 2005, we completed a private placement of 1,878,448 shares of our common stock and detachable warrants to purchase 1,314,892 common shares at an offering price of $8.31 per share, for aggregate gross proceeds of $15.6 million. Transaction costs were $1.0 million, resulting in net proceeds of $14.6 million. Of the total warrants, 657,446 had an initial exercise price of $10.50 (Series A warrants) per share and 657,446 had an initial exercise price of $12.00 (Series B warrants) per share. The expiration date of the warrants is May 1, 2010. One current member and one former member of our management team made personal investments totaling $0.7 million in the aggregate, and a member of our Board of Directors invested $0.3 million.

The warrants have an anti-dilution clause that is triggered upon issuance of a certain number of shares of our common stock that reduces the effective exercise price of the warrants to preserve the ownership of the warrant holders. As a result of our May 2007 private placement and the issuance of shares to Fusion Capital, the exercise price of the Series A Warrants decreased to $10.02 to effectively provide holders the right to purchase an additional 31,667 shares and the exercise price of the Series B Warrants decreased to $11.37 to effectively provide holders the right to purchase an additional 37,191 shares.

The warrants initially are exercisable at any time during their term for cash only. The warrants may be exercised on a cashless exercise basis in limited circumstances after the first anniversary of the closing date if there is not an effective registration statement covering the resale of the shares underlying the warrants. Each warrant is callable by us at a price of $0.01 per share underlying such warrant if our stock trades above certain dollar per share thresholds ($19.50 for the Series A warrants and $22.50 for Series B warrants) for 20 consecutive days commencing on any date after the effectiveness of the registration statement, provided that (a) we provide 30-day advanced

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

written notice (Notice Period), (b) we simultaneously call all warrants on the same terms and (c) all common shares issuable are registered. Holders may exercise their warrants during the Notice Period and warrants which remain unexercised will be redeemed at $0.01 per share.

Upon exercise, we will pay transaction fees equal to 6.0 percent of the warrant proceeds under a pre-existing capital advisory agreement.

Pursuant to the terms of the registration rights agreement, we filed with the SEC a registration statement on Form S-2 under the Securities Act of 1933, as amended, covering the resale of all of the common stock purchased and the common stock originally underlying the issued warrants. The S-2 registration statement was declared effective September 28, 2005. We subsequently filed a post-effective amendment on Form S-3, which was declared effective March 28, 2006 and a post-effective amendment on Form S-1, which was declared effective March 30, 2007.

The registration rights agreement provides that if a registration statement is not filed within 30 days of closing or does not become effective within 90 days thereafter, then in addition to any other rights the holders may have, we will be required to pay each holder an amount in cash, as liquidated damages, equal to one percent of the aggregate purchase price paid by such holder per month. We incurred $0.6 million of liquidated damages through September 28, 2005, when the S-2 registration statement was declared effective. This amount was included in general and administrative expenses in 2005.

Under the registration rights agreement, we could incur similar liquidated damages in the future (equal to one percent of the aggregate purchase price paid by each affected holder per month) if holders are unable to make sales under the registration statement (for example, if we fail to keep the registration statement current as required by SEC rules or if future amendments to the registration statement are not declared effective in a timely manner). The registration obligation remains outstanding until the earlier of the date on which all shares issuable upon exercise of the warrants have been issued and resold by the holders of the warrants or the date on which all such shares can be resold by the holders without registration.

Since the liquidated damages under the registration rights agreement could in some cases exceed a reasonable discount for delivering unregistered shares, we accounted for the registration payment arrangement and warrants as one instrument classified as a derivative (a non-current liability) under EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock . We allocated $5.7 million of the March 2005 offering proceeds to the warrants based on their fair value at issuance, which was estimated using the Black Scholes model. Through December 31, 2006, we revalued the warrants as a derivative instrument quarterly in connection with changes in the underlying stock price and other assumptions, with the change in value recorded as interest expense. During 2005 and 2006, we recorded non-cash negative interest expense of $0.7 million and $3.7 million, respectively, which represents a reduction in the fair value of the warrants, primarily due to a decrease in our share price, lower overall stock price volatility and the continual lapse of the warrants’ remaining contractual term.

In December 2006, the Financial Accounting Standards Board issued FASB Staff Position (FSP) EITF No. 00-19-2, Accounting for Registration Payment Arrangements, which changed the way we account for the outstanding warrants. FSP EITF No. 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, Accounting for Contingencies. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this FSP and that continue to be outstanding at the adoption date, this guidance is effective for fiscal years beginning after December 15, 2006 and interim periods within those fiscal years. Upon adoption of FSP EITF No. 00-19-2 on January 1, 2007, the value of the warrants as of the original issue date ($5.7 million) was reclassified to equity without regard to the contingent obligation to transfer consideration under the registration payment arrangement. The difference between the $5.7 million and the fair value of the warrant liability as of December 31, 2006

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

($1.3 million) was recorded as a cumulative-effect adjustment to reduce opening retained earnings on January 1, 2007. Hereafter, accruals for liquidated damages, if any, will be recorded when they are probable and reasonably estimable.

7.	Dispositions and Discontinued Operations

Sale of Timm Medical — 2006

On January 13, 2006, we entered into a stock purchase agreement to sell Timm Medical, our wholly-owned subsidiary, to Plethora Solutions Holdings plc (Plethora), a British company listed on the London Stock Exchange for $9.5 million. The transaction closed on February 10, 2006 and resulted in a gain on sale of $0.5 million in the first quarter of 2006. After the sale, we did not receive significant direct cash flows from Timm Medical and had no significant continuing involvement in its operations since the sale. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the assets, liabilities, revenues and expenses of Timm Medical were classified as discontinued operations in the consolidated financial statements for each year presented.

The $9.5 million consideration included cash of $8.1 million and a two-year, five percent promissory note secured by the assets of Timm Medical for $1.4 million. The note was convertible into Plethora’s ordinary shares at any time at our option. Net cash proceeds on the date of the divestiture were $7.5 million (after $0.6 million in transaction costs and $40,000 in cash of Timm Medical as of the disposition date). The note and unpaid accrued interest totaling $1.6 million was paid in full on February 11, 2008. The note receivable was included in investments and other assets at December 31, 2006 and in prepaid expenses and other current assets at December 31, 2007.

We retained certain assets and liabilities of Timm Medical in the sale, including all tax liabilities totaling $1.1 million, obligations and rights to a $2.7 million note receivable from SRS Medical Corporation relating to the sale of Timm Medical’s urinary incontinence product line in 2003, certain litigation to which Timm Medical was a party and ownership of Urohealth BV (Timm Medical’s wholly-owned subsidiary with insignificant operations). Assets and liabilities we retained and their related revenues and expenses were excluded from discontinued operations.

Assets and liabilities of discontinued operations as of February 10, 2006 included the following:

Assets:
Cash, inventories and other current assets	$1,041
Property and equipment, net	71
Goodwill, net	4,552
Intangibles, net	3,680
Other assets	65

Total assets	$9,409

Liabilities:
Accounts payable and other current liabilities	502
Other accrued liabilities	486

Total liabilities	988

Net assets	$8,421

No assets or liabilities of Timm Medical were held as of December 31, 2006. Revenues for Timm Medical were $9.3 million in 2005 and $1.0 million for the period from January 1 to February 10, 2006, respectively. The operations of Timm Medical are classified as discontinued operations as a result of the sale of Timm Medical in

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2006. Income from discontinued operations for the year ended December 31, 2006 includes a $0.5 million gain on disposal and is net of $0.2 million in taxes.

Cryoablation Products for Cardiac Applications — 2003

On April 14, 2003, we sold our cardiac-related product manufacturing operations and licensed the related intellectual property to CryoCath Technologies, Inc. (CryoCath) for $10.0 million. CryoCath was the exclusive distributor for cryoprobes and consoles in connection with the SurgiFrost tm system, a cryoablation system designed to treat cardiac arrhythmias. We transferred all of our manufacturing assets and inventory related to the cardiac product line to CryoCath, including technical know-how, vendor lists, production equipment and inventory. In addition, CryoCath received an exclusive worldwide perpetual license for cardiac uses to our proprietary argon gas based technology associated with the product and makes payments to us under a nine-year descending royalty stream based on net sales of products incorporating the licensed technology. We also agreed to a 12-year worldwide covenant not to compete in the cardiac field. Upon the consummation of the sale, we terminated our pre-existing distribution agreement with CryoCath. We are required to attend quarterly and annual technical update meetings through 2014. Since the technology was internally developed and the tangible assets sold had minimal value, the sale resulted in a 2003 second quarter gain of $10.0 million. The royalty stream decreases from 10 percent to 3 percent of net sales from the SurgiFrost tm system during the period 2004 to 2012. The royalty payments are recorded in the periods earned. Royalty income was $0.9 million, $0.6 million and $0.4 million in 2005, 2006 and 2007, respectively.

On June 19, 2007, CryoCath and ATS Medical, Inc. (ATS) entered into definitive agreement under which ATS acquired CryoCath’s surgical cryoablation business. In conjunction with that transaction, we agreed to bifurcate our prior agreement with CryoCath to give ATS the same rights with respect to the cardiac surgical market as CryoCath had prior to ATS’s purchase.

Urinary Incontinence and Urodynamics — 2003

On October 15, 2003, Timm Medical agreed to sell the manufacturing assets related to its urodynamics and urinary incontinence product lines to SRS Medical Corp. (SRS) for a $2.7 million note. These assets include certain patents and trademarks related to the urodynamics and urinary incontinence products, inventory, customer lists and technical know-how. The note bears interest at 7.5 percent and is secured by the assets sold. As amended in March 2004, the note requires quarterly payments of $45,000 beginning March 31, 2004, increasing to $60,000 for the quarter ended December 31, 2005. Amounts which remain outstanding at December 31, 2005 are payable at least $60,000 per quarter until the outstanding principal and accrued interest are paid in full. The carrying values of the urodynamics and urinary incontinence-related assets were $1.3 million on the date of sale. Management concluded that collection of the note from SRS was not reasonably assured. As a result, a loss of $1.3 million was recorded in the fourth quarter of 2003 equal to the carrying value of the assets sold and collections on the note, if any, will be reported as gain in the period received. Collections during 2005, 2006 and 2007 were $0.3 million, $0.2 million and $0.2 million respectively and have been applied to accrued interest. As of December 31, 2005 the note was transferred from Timm Medical to Endocare prior to the sale of Timm Medical.

8.	Stock-Based Compensation Plans

As of December 31, 2007, we have four stock-based employee compensation plans and two non-employee director stock-based compensation plans.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Options

The following tables summarize our option activities:

	Year Ended December 31,
	2005		2006		2007
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number of	Price	Number of	Price	Number of	Price
	Options	per Option	Options	per Option	Options	per Option

Outstanding, beginning of year	1,787,051	$14.16	1,873,748	$12.77	1,969,734	$12.31
Granted	516,421	9.57	372,087	8.51	69,056	5.46
Cancelled/forfeited	(364,647)	16.24	(247,489)	11.07	(114,161)	9.42
Exercised	(65,077)	6.29	(28,612)	3.79	(166,667)	6.75

Outstanding, end of year	1,873,748	12.77	1,969,734	12.31	1,757,962	12.75
Exercisable, end of year	870,315	16.25	1,139,632	14.53	1,305,882	14.27

	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
	Number	Remaining	Average	Number	Average
Range of	Outstanding at	Contractual Life	Exercise	Exercisable at	Exercise
Exercise Price	December 31, 2007	(Number of Years)	Price	December 31, 2007	Price

$ 4.95 - $ 6.45	207,088	7.02	$6.01	108,660	$6.33
$ 6.51 - $ 8.16	298,280	7.39	$7.44	191,812	$7.64
$ 8.20 - $ 9.00	231,816	7.11	$8.60	144,364	$8.64
$ 9.12 - $ 9.93	211,672	7.94	$9.72	124,502	$9.63
$10.05 - $12.45	199,875	6.71	$11.44	163,563	$11.58
$12.48 - $12.60	12,250	5.79	$12.53	11,312	$12.53
$12.81 - $12.81	333,333	5.96	$12.81	300,000	$12.81
$14.06 - $37.31	179,632	3.54	$23.57	177,653	$23.67
$37.32 - $56.52	83,683	3.84	$47.02	83,683	$47.02
$63.69 - $63.69	333	3.85	$63.69	333	$63.69

$ 4.95 - $63.69	1,757,962	6.45	$12.75	1,305,882	$14.27

The weighted average remaining contractual term of options outstanding and options exercisable at December 31, 2007 is 6.45 years and 5.94 years, respectively. The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2007 is $0.5 million and $0.2 million, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of our common stock at December 31, 2007 for those awards that have an exercise price currently below the quoted price. In each of the years ended December 31, 2005, 2006 and 2007, the aggregate intrinsic value of options exercised under the stock option plans was $0.3 million, $0.1 million and $0.2 million, respectively. Cash received from option exercises under all stock-based payment arrangements for the years ended December 31, 2005, 2006 and 2007 was $0.1 million, $0.1 million and $1.1 million, respectively. The weighted average fair value of our options granted at the grant date was approximately $6.75 in 2005, $5.69 in 2006, and $3.53 in 2007.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2006	2007

Stock volatility	0.90	0.70	0.67
Risk-free interest rate	4.0%	4.6%	4.7%
Expected life in years	5 years	6.25 years	6.25 years
Stock dividend yield	—	—	—

The total fair value of shares vested during 2007 is approximately equal to the $2.5 million recorded as stock compensation expense during 2007 related to employee stock option vesting under SFAS no. 123R.

Stock Units

During 2007, the Company issued 0.5 million restricted stock units at a weighted average grant date fair value of $5.76, all of which are non-vested and outstanding at December 31, 2007. No restricted stock units were granted or outstanding in 2005 and 2006. As of December 31, 2006 and 2007, the Company had 16,279 and 81,589 deferred stock units outstanding with a weighted average grant date fair value of $8.10 in 2006 and $6.66 in 2007, respectively, under the employee deferred stock unit program. As of December 31, 2006 and 2007, the Company had 13,342 and 56,800 deferred stock units outstanding with a weighted average grant date fair value of $5.94 in 2006 and $6.78 in 2007, respectively, under the non-employee director deferred stock unit program. All deferred stock units have vested. The fair value of each stock unit is based on the underlying stock price on the date of grant. The aggregate intrinsic value of deferred and restricted stock units at December 31, 2007 based on the difference between the share price on the date of grant and at December 31, 2007 is approximately $1 million.

Employment related taxes payable associated with the exercise of employee stock options and loan forgiveness as of December 31, 2006 and 2007 were $0.1 million and zero, respectively (included in accrued compensation).

9.	Equity Incentive Plans

Share-based payments

As of December 31, 2007, we had stock options, deferred stock units and restricted stock units outstanding under four employee and two non-employee director stock-based compensation plans, as follows:

2004 Stock Incentive Plan.  The 2004 Stock Incentive Plan adopted in September 2004 authorizes the Board or one or more committees designated by the Board (the Plan Administrator) to grant options and rights to purchase common stock to employees, directors and consultants. Options may be either “incentive stock options” as defined in Section 422 of the Internal Revenue Code of 1986, as amended, non-statutory stock options or other equity instruments. The 2004 Stock Incentive Plan replaced the 1995 Stock Plan and 1995 Director Plan described below. The exercise price is equal to the fair market value of our common stock on the date of grant (or 110 percent of such fair market value, in the case of options granted to any participant who owns stock representing more than 10 percent of our combined voting power). Options generally vest 25 percent on the one-year anniversary date, with the remaining 75 percent vesting monthly over the following three years and are exercisable for 10 years. On the first trading day of each calendar year beginning in 2005, shares available for issuance will automatically increase by three percent of the total number of outstanding common shares at the end of the preceding calendar year, up to a maximum of 333,333 shares. In addition, the maximum aggregate number of shares which may be issued under the 2004 Stock Incentive Plan will be increased by any shares (up to a maximum of 933,333 shares) awarded under the 1995 Stock Plan and 1995 Director Plan that are forfeited, expire or are cancelled. Options become fully vested if an employee is terminated without cause within 12 months of a change in control as defined. Upon a corporate transaction as defined, options not assumed or replaced will vest immediately. Options assumed or replaced will vest if the

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employee is terminated without cause within 12 months. As of December 31, 2007, there were outstanding under the 2004 Stock Incentive Plan options and restricted stock units to purchase 1,435,500 shares of our common stock and 197,732 options were available for grant.

1995 Stock Plan.   The 1995 Stock Plan authorized the Board or one or more committees designated by the Board (the Committee) to grant options and rights to purchase common stock to employees and certain consultants and distributors. Options granted under the 1995 Stock Plan may be either “incentive stock options” as defined in Section 422 of the Internal Revenue Code of 1986, as amended, non-statutory stock options or other equity instruments, as determined by the Board or the Committee. The exercise price of options granted under the 1995 Stock Plan was required to equal the fair market value of our common stock on the date of grant. Options generally vest 25 percent on the one-year anniversary date, with the remaining 75 percent vesting monthly over the following three years. Options are exercisable for 10 years. The 1995 Stock Plan was replaced by the 2004 Stock Incentive Plan on September 10, 2004. As of December 31, 2007, there were outstanding under the 1995 Stock Plan options to purchase 450,239 shares of our common stock and no options were available for grant.

1995 Director Option Plan.   The 1995 Director Option Plan (the Director Plan) provided automatic, non-discretionary grants of options to our non-employee directors (Outside Directors). Upon election, each director received an initial option grant to purchase 6,666 shares of common stock which vest over two years and an annual option grant to purchase 1,666 common shares which becomes exercisable after one year. The exercise price of options granted to Outside Directors was required to be the fair market value of our common stock on the date of grant. Options granted to Outside Directors have 10-year terms, subject to an Outside Director’s continued service as a director. The 1995 Director Option Plan was replaced by the 2004 Stock Incentive Plan on September 10, 2004. As of December 31, 2007 there were outstanding under the 1995 Director Option Plan options to purchase 21,668 shares of Endocare’s common stock and no options were available for grant.

2002 Supplemental Stock Plan.  We adopted the 2002 Supplemental Stock Plan (2002 Plan) effective June 25, 2002. Under the 2002 Plan, non-statutory options may be granted to employees, consultants and outside directors with an exercise price equal to at least 85 percent of the fair market value per share of our common stock on the date of grant. The 2002 Plan expires June 24, 2012, unless earlier terminated in accordance with plan provisions. The 2002 Plan also terminates automatically upon certain extraordinary events, such as the sale of substantially all or our assets, a merger in which we are not the surviving entity or acquisition of 50 percent or more of the beneficial ownership in our common stock by other parties. Upon such an event, all options become fully exercisable. Through December 31, 2007, there were options to purchase 46,666 shares of our common stock outstanding under the 2002 Plan. On February 22, 2007 our Board of Directors terminated the 2002 Plan. As a result, no additional options may be granted under the 2002 Plan. The termination of the 2002 Plan does not affect the 46,666 outstanding options referred to above.

Employee Deferred Stock Unit Program.  On May 18, 2006 we adopted the “Employee Deferred Stock Unit Program” and the “Non-employee Director Deferred Stock Unit Program.” Under the terms of the employee program, certain eligible employees have the option to elect to receive all or a portion of their annual incentive award (at a minimum of 25 percent) in deferred stock units in lieu of cash. In addition each participating employee will also receive an additional premium in stock at a percentage determined by the Compensation Committee of our Board. That percentage premium for 2006 and 2007 was 20 percent. Each unit entitles the holder to receive one common share at a specified future date. Irrevocable deferral elections are made during a designated period no later than June 30 of each year. The units vest upon the determination of the incentive award achieved and the number of stock units earned. This determination is made in the first quarter of the following fiscal year. The stock price to determine the number of shares to be issued is the fair market value of the stock on the date on which the deferred stock units are granted. In 2006 and 2007, the date of grant was June 23, 2006 and March 30, 2007, respectively, on which dates the closing stock price was $8.10

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and $6.66, respectively. Compensation expense related to the bonus incentive award program is recorded pro rata during the performance year based on the estimated incentives achieved, whether payable in cash or in stock units. The portion of incentive award payable in stock units is recorded as additional paid-in-capital. The estimated value of the incentives is periodically adjusted based on current expectations regarding the levels of achievement. In order to satisfy certain regulatory requirements in preparation for the planned listing of our common stock on The NASDAQ Capital Market, on August 6, 2007 we amended the Employee Deferred Stock Unit Program to impose a maximum 10-year term for the program (from the original adoption date, which was May 18, 2006) and establish a maximum number of shares that may be issued under the program, which is 700,000 shares. As of December 31, 2007, 81,589 deferred stock units were outstanding under the program.

Non-employee Directors Deferred Stock Unit Program.  Under the directors plan, members of the board of directors can choose to have all or a portion of their director fees paid in fully vested deferred stock units (at a minimum of 25 percent) commencing July 1, 2006. The date of grant and share price used to determine the number of deferred stock units is set on the fifth business day after the end of the quarter in which the services are rendered. Additionally, to cover taxes directors may choose to have up to 50 percent of their deferred stock units paid in cash at the date the underlying common shares are to be issued based on the share price at that time. During 2006, elections were made in June. Subsequent annual deferred elections will be made in December for the following year. Deferred stock units are granted each quarter based on the director fees earned in the prior quarter and the fair market value of the stock on the date of grant. The first grant was made in October 2006 for the September 30, 2006 quarter. Directors’ fees, whether payable in cash or in stock units, are expensed in the quarter the services are rendered. The maximum number of deferred stock units that can be settled in cash at the option of the holder is recorded as a liability (included in deferred compensation) and adjusted each quarter to current fair value until settlement occurs. The fair value of the portion of the deferred stock units issuable in shares are fixed at the date of grant and are included in additional paid-in capital. In order to satisfy certain regulatory requirements in preparation for the planned listing of our common stock on The NASDAQ Capital Market, on August 6, 2007 we amended the Non-employee Director Deferred Stock Unit Program to impose a maximum 10-year term for the program (from the original adoption date, which was May 18, 2006) and establish a maximum number of shares that may be issued under the program, which is 400,000 shares. As of December 31, 2007, 56,800 deferred stock units were outstanding under the program.

Common shares underlying the vested stock units in the employee and director plans are issued at the earlier of the payout date specified by the participant (which is at least two years from the applicable election deadline), a change in control event as defined, or the month following the participant’s death.

Option Arrangements Outside of Plans.  In addition to the option plans described above, on March 3, 2003, we granted options to purchase 250,000 shares of common stock to our then President and Chief Operating Officer. The options were granted at $6.75 per share; 83,333 of the options were available for accelerated vesting based on the attainment of certain milestones and objectives or five years, whichever came first. Twenty-five percent of the remaining 166,667 options vest on the first anniversary with the balance ratably over three years. In September 2006, the former officer forfeited 83,333 of unvested options upon separation from Endocare. Pursuant to the original terms of the grant, the former officer was entitled to continue vesting in 20,834 options for one year. The expense related to the unvested options retained by the former officer (net of reversal of expenses on the forfeited options) was included in the $0.3 million severance charge recorded in the third quarter of 2006.

On December 15, 2003, we granted 333,333 options to purchase common stock to our Chief Executive Officer. The options were granted at $12.81 per share; 33,333 of these options are available for accelerated vesting based on the attainment of certain milestones and objectives or five years, whichever comes first. Twenty-five percent of the remaining options vest immediately with the balance vesting ratably over three years. These milestones were not met as of December 31, 2007.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

All options granted pursuant to our stock-based compensation plans are subject to immediate vesting upon a change in control as defined in the respective plan, except for special provisions in the case of the 2004 Stock Incentive Plan as described above.

Stockholder Rights Plan

In April 1999, we adopted a stockholder rights plan (the Plan) in which preferred stock purchase rights were distributed as a dividend at the rate of one right for each share of common stock held as of the close of business on April 15, 1999. The rights are designed to guard against partial tender offers and other abusive and coercive tactics that might be used in an attempt to gain control of us or to deprive our stockholders of their interest in the long-term value of Endocare. The rights will be exercisable only if a person or group acquires 15 percent or more of Endocare’s common stock (subject to certain exceptions stated in the Plan) or announces a tender offer the consummation of which would result in ownership by a person or group of 15 percent or more of our common stock. At any time on or prior to the close of business on the first date of a public announcement that a person or group has acquired beneficial ownership of 15 percent or more of our common stock (subject to certain exceptions stated in the Plan), the rights are redeemable for $0.01 per right at the option of the Board of Directors. The rights will expire at the close of business on April 15, 2009 (the Final Expiration Date), unless the Final Expiration Date is extended or unless we redeem or exchange the rights earlier.

10.	Income Taxes

On January 1, 2007, we adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (FIN 48), which is effective for fiscal years beginning after December 15, 2006. FIN 48 creates a single model to address accounting for uncertainty in tax positions. It clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of adoption is recorded as an adjustment to beginning retained earnings. Because of our historical losses, FIN 48 did not have a significant effect on our accounting and disclosure for income taxes. As of the adoption date and at December 31, 2007, we had no unrecognized tax benefits and do not expect a material change in the next 12 months.

The composition of the federal and state income tax provision (benefit) from continuing operations is as follows:

	Years Ended December 31,
	2005	2006	2007
	(In thousands)

Federal	$(705)	$(163)	$—
State	(124)	(29)	—

Total	$(829)	$(192)	$—

The 2005 and 2006 tax benefit is the result of current year pre-tax book losses being utilized against pre-tax book income from discontinued operations. There is an offsetting tax provision within discontinued operations. As such, we reported no net income tax expense from continuing and discontinued operations combined in each of the three years due to our operating losses.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the tax effects of temporary differences, which give rise to significant portions of the deferred tax assets as of December 31:

	2006	2007
	(In thousands)

Deferred tax assets (liabilities):
Depreciation and amortization	$448	$454
Nondeductible reserves and accruals	2,399	3,077
Research and experimentation tax credit carryforwards	1,153	—
Net operating loss carryforwards	45,430	—
Capital loss carryforwards	16,064	—
Stock-based compensation	724	1,999
Other	160	91

	66,378	5,621
Valuation allowance	(66,378)	(5,621)

Net deferred tax assets	$—	$—

Actual income tax expense differs from amounts computed by applying the United States federal income tax rate of 34 percent to pretax loss as a result of the following:

	Years Ended December 31,
	2005	2006	2007
	(In thousands)

Computed expected tax benefit	$(5,327)	$(3,831)	$(3,042)
Nondeductible expenses	89	342	71
Increase in valuation allowance	4,490	4,296	2,678
State taxes	(81)	(19)	1
Other	—	(980)	292

Actual tax expense (benefit)	$(829)	$(192)	$—

As of December 31, 2007, we have federal and California net operating loss carryforwards of $123.9 million and $31.1 million, respectively. We also have approximately $20.3 million in net operating loss carryforwards in various other states. The federal net operating loss carryforwards begin to expire in 2011 and the state net operating loss carryforwards begin to expire in 2008. We also have federal and state capital loss carryforwards in the amount of $39.6 million and $30.0 million, that begin to expire in 2009, respectively. In addition, we have federal and state research and experimentation credit carryforwards of $0.8 million and $0.2 million, respectively. The federal research and experimentation credit carryforwards begin to expire in 2017 and the state research and experimentation credit carryforwards do not expire.

Under Internal Revenue Code (IRC) Sections 382 and 383 and similar state provisions, ownership changes will limit the annual utilization of net operating loss, capital loss and tax credit carryforwards existing prior to a change in control that are available to offset future taxable income and taxes due. Based upon the equity transactions since our formation, some or all of our existing net operating loss, capital loss and tax credit carryforwards may be subject to annual limitations under IRC Sections 382 and 383. We have not performed an analysis to determine whether an ownership change or multiple ownership changes have occurred for tax reporting purposes due to the complexity and cost associated with such a study, and the fact that there may be additional such ownership changes in the future. If a study were to be performed, specific limitations on the available net operating loss and tax credit carryforwards may result. Until a study is completed and any limitation known, no amounts are being considered as an uncertain

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

tax position or disclosed as unrecognized tax benefit under FIN 48. Effective January 1, 2007, we have also removed the deferred tax assets related to these losses and tax credit carryforwards and the offsetting valuation allowances. These amounts are no longer recognized until they can be measured after a Section 382 analysis is completed. Since any recognizable deferred tax assets would be fully reserved, future changes in our unrecognized tax benefits will not impact our effective tax rate. We have also established a full valuation allowance for other deferred tax assets due to uncertainties surrounding our ability to generate future taxable income to realize these assets.

We recognize interest and penalties related to uncertain tax positions, if any, in income tax expense. The tax years 2003 through 2006 remain open to examination by the major taxing jurisdictions to which we are subject.

11.	Collaborative and Other Agreements

Sanarus Medical Inc.

In October 1999, we entered into a strategic alliance with Sanarus Medical, Inc. (Sanarus), a privately held medical device company. We received 200,041 Series A voting convertible preferred shares for $0.3 million and a warrant to acquire 3,166,000 common shares for $0.01 per share in consideration for entering into a manufacturing, supply and license agreement (the 1999 Agreement). The 1999 Agreement provided Sanarus an exclusive, royalty-free, worldwide non-sublicenseable right to develop, manufacture and sell products using cryoablation technology developed by Endocare for use in the field of gynecology and breast diseases. The warrant is exercisable at any time through October 12, 2009. In June 2001, the 1999 Agreement was amended (the 2001 Agreement) to provide for (i) the termination of Sanarus’s exclusive, royalty-free, worldwide non-sublicenseable right under the 1999 Agreement; (ii) Sanarus’s grant to us of an exclusive (even as to Sanarus), worldwide, irrevocable, fully paid-up right to develop, manufacture and sell products using certain Sanarus technology for use in the diagnosis, prevention and treatment of prostate, kidney and liver diseases, disorders and conditions; and (iii) our grant to Sanarus of an exclusive (even as to Endocare), worldwide, irrevocable, fully paid-up right to develop, manufacture and sell products using certain of our technology for use in the diagnosis, prevention and treatment of gynecological and breast diseases, disorders and conditions.

In April 2003, we and other investors entered into a second bridge loan financing in which Sanarus issued to us a convertible promissory note in the aggregate amount of $0.6 million and a warrant to purchase equity shares in Sanarus with an aggregate exercise price of up to $0.3 million. Upon completion of an equity financing by Sanarus in October 2003, the bridge loan and warrant were canceled in exchange for 908,025 shares of Series C voting preferred stock and a warrant to purchase 308,823 Series C shares at $0.68 per share. As of December 31, 2006 and 2007, our voting interest in Sanarus was approximately 4.1 percent on an as-converted fully diluted basis.

The total investment in Sanarus of $0.9 million as of December 31, 2006 and 2007 is included in investments and other assets. The investment is recorded at cost since we do not exercise significant influence over the operations of Sanarus.

CryoDynamics, LLC — Research & Development Agreement

On November 8, 2005, we entered into a commercialization agreement (the Agreement) with CryoDynamics, LLC to design and develop a cryoablation system utilizing nitrogen gas. The parties will jointly own all inventions made or conceived by CryoDynamics in performing the Agreement (Development Inventions). To assist CryoDynamics in its research and development efforts, we advance CryoDynamics $42,500 per month, effective October 1, 2005 until such time as either party enters into a license agreement based upon the nitrogen system with an independent third party that results in CryoDynamics receiving an amount sufficient to repay the advances and fund CryoDynamics’ monthly operating expenses of $42,500.

Under the Agreement, CryoDynamics granted to us an exclusive, worldwide license (with the right to sublicense) to the Development Inventions and pre-existing technology in all medical fields of use. We also have granted to CryoDynamics an exclusive, worldwide license (with the right to sublicense) to such Development

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventions in specified fields of use. Royalties and license fees will be determined in accordance with the Agreement. The Agreement also provides for a right of first refusal should CryoDynamics intend to accept an offer from any potential buyer for the sale of all or part of CryoDynamics’s business.

The Agreement will continue until the later of (a) December 31, 2015, or (b) expiration of the parties’ obligations to pay royalties or until the Agreement is terminated because of breach, insolvency or bankruptcy.

Since repayment of amounts advanced under the agreement is contingent upon the successful development, commercialization and licensing of the technology and is not reasonably assured, these advances are expensed as incurred. We recorded $0.1 million, $0.5 million and $0.5 million of research and development costs for 2005, 2006 and 2007, respectively, in connection with the Agreement.

Patent, Licensing, Royalty and Distribution Agreements

We have entered into other patent, licensing and royalty agreements with third parties, some of whom also have consulting agreements with us and are owners of or affiliated with entities which have purchased products from us. These agreements generally provide for purchase consideration in the form of cash, common shares, warrants or options and royalties based on a percentage of sales related to the licensed technology, subject to minimum amounts per year. The patents and licensing rights acquired were recorded based on the fair value of the consideration paid. Options and warrants issued were valued using the Black-Scholes option pricing model. These assets are amortized over their respective estimated useful lives. Royalty payments are expensed as incurred.

We have also entered into distribution agreements with third parties. These agreements govern all terms of sale, including shipping terms, pricing, discounts and minimum purchase quotas, if applicable. Pricing is fixed and determinable and the distributor’s contractual obligation to pay is not contingent on other events, such as final sale to an end-user. We generally do not grant a right of return except for defective products in accordance with our warranty policy, and in some cases for unsold inventory within a limited time period upon the termination of the distribution agreement.

12.	Commitments and Contingencies

Leases

We lease office space and equipment under operating leases, which expire at various dates through 2012. Some of these leases contain renewal options and rent escalation clauses. During 2007, we entered into a capital lease agreement for certain office equipment valued at $0.1 million. The lease agreement expires in 2011. Minimum lease payments due within the next twelve months are classified as current liabilities on our balance sheet. In calculating the capital lease obligation, we used the incremental borrowing rate available through our credit facility with Silicon

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Valley Bank. Future minimum lease payments by year and in the aggregate under all non-cancelable capital and operating leases are as follows (in thousands):

	Capital	Operating
	Lease	Leases

Year ending December 31, 2008	$34	$549
2009	34	566
2010	34	138
2011	34	6
2012	—	2
Thereafter	—	—

Total minimum lease payments	$136	$1,261

Amount representing interest	(24)

Present value of minimum lease payments	$112

Rental expense during 2005, 2006 and 2007 was $0.7 million, $0.8 million and $0.7 million, respectively.

Employment and Severance Agreements

We have entered into employment agreements with certain executives which provide for annual base salaries and incentive payments of up to 85 percent of base salary subject to attainment of corporate goals and objectives pursuant to incentive compensation programs approved by our board of directors, stock options and restricted stock units. The agreements provide for severance payments if the executive is terminated other than for cause or terminates for good reason as defined. The options vest over specified time periods with accelerated vesting upon attainment of performance targets in certain instances.

Former Officers

As described in further detail below under ‘‘Governmental Legal Proceedings” our former Chief Executive Officer and Chairman of the Board (former CEO) and former Chief Financial Officer and Chief Operating Officer (former CFO) both of whom ceased to be employed by us in 2003, are defendants in a criminal lawsuit involving multiple felony counts and a civil lawsuit filed by the SEC relating to our historical financial reporting issues and related matters. The former CEO and the former CFO have each agreed to repay us severance and related amounts $750,000 in the case of the former CEO and approximately $666,000 in the case of the former CFO) upon either (i) his conviction in a court of law, or entering into a plea of guilty or no contest to, any crime directly relating to his activities on behalf of Endocare during his employment, or (ii) successful prosecution of an enforcement action by the SEC against him. The criminal trial for these individuals is scheduled to begin in September 2008.

On October 2, 2006, we executed a General Release of All Claims with our then President and Chief Operating Officer (the former President) upon his separation effective October 2, 2006. We agreed to pay the former President his base salary of $0.3 million per year via semi-monthly salary continuation payments for a period of 12 months and continuation of his health benefits pursuant to COBRA for one year. The former President held 266,667 options from various grants, of which 145,833 options had vested prior to the separation date. He forfeited 100,000 unvested options upon separation but was entitled to continue vesting in the remaining 20,834 unvested options for one year pursuant to the original grant terms. These options became fully vested in March 2007. The expense related to the unvested options retained by the employee (net of reversal of stock-based compensation expense on the forfeited options) was included in the $0.3 million severance charge recorded in the third quarter of 2006. The former President exercised the 166,667 options during the three months ended December 31, 2007 for $1.1 million in cash ($6.75 per share).

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On August 27, 2004, we executed a General Release of All Claims with our then Chief Financial Officer which was effective as of August 10, 2004. Pursuant to the terms of the General Release, we agreed to pay her current base salary of $0.2 million per year via semi-monthly salary continuation payments for a period of 12 months and continuation of her health benefits pursuant to COBRA for one year. We also agreed to permit our then Chief Financial Officer to continue to vest in all stock options held at the separation date through July 31, 2005. We recorded stock-based compensation expense of $0.1 million. In 2004 and 2005, the former Chief Financial Officer exercised options to purchase 5,208 and 43,402 shares, respectively. The remaining vested options expired unexercised.

Employee Benefit Plans

We have has a 401(k) savings plan covering substantially all employees. The Plan currently provides for a discretionary match of amounts contributed by each participant as approved by the Compensation Committee of the Board of Directors. No matching contributions were made in 2005, 2006 or 2007.

Legal Matters

We are a party to lawsuits in the normal course of our business. Litigation and governmental investigation can be expensive and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Significant judgments or settlements in connection with the legal proceedings described below may have a material adverse effect on our business, financial condition, results of operations and cash flows. Other than as described below, we are not a party to any legal proceedings that we believe to be material.

Governmental Legal Proceedings

As reported in the Form 8-K that we filed on July 20, 2006, we executed a consent to entry of judgment in favor of the SEC on July 14, 2006 and entered into a non-prosecution agreement with the the DOJ on July 18, 2006. These two agreements effectively resolved, with respect to us, the investigations begun by the SEC and by the DOJ in January 2003, regarding allegations that we and certain of our former officers and former directors and one current employee issued or caused to be issued, false and misleading statements regarding our financial results for 2001 and 2002 and related matters. Under the terms of the consent judgment with the SEC (i) we paid a total of the $750,000 in civil penalties and disgorgement; and (2) we agreed to a stipulated judgment enjoining future violations of securities laws. On April 7, 2006, we entered into an escrow agreement with Morrison & Foerster LLP, our outside counsel, pursuant to which we placed the $750,000 anticipated settlement in escrow with Morrison & Foerster LLP at the request of the SEC staff. The funds were released from the escrow to the SEC in August 2006. A liability for the monetary penalty was accrued in 2004.

The investigations and legal proceedings related to certain former officers and former directors remain ongoing and are not affected by our settlements with the SEC and DOJ. We remain contractually obligated to pay legal fees for and otherwise indemnify these former officers and former directors. On August 9, 2006 the SEC filed civil fraud charges in federal district court against two former officers, who were our former Chief Executive Officer and Chairman of the Board and our former Chief Financial Officer and Chief Operating Officer. On April 9, 2007, these two former officers were indicted by a federal grand jury in Orange County, California. The indictment charges them with 18 counts of wire fraud, two counts of securities fraud, one count of false certification of financial reports, one count of false statements in reports filed with the SEC, one count of lying to accountants and four counts of “honest services” wire fraud. These former officers were separated from Endocare in 2003. The criminal trial is currently scheduled to begin on September 30, 2008. The SEC’s civil case has been stayed pending the outcome of the DOJ’s criminal case against these individuals. The SEC also may decide to file civil charges against one or more former directors. For the year ended December 31, 2007 we incurred expenses of $1.7 million relating to legal fees of former officers and former directors, and recorded insurance recoveries of $0.9 million. As of December 31, 2007, we have $0.1 million available under this insurance coverage.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Historical Option Granting Practices

In July 2006 our Audit Committee requested that management conduct an internal review of our historical stock option practices, the timing of stock option grants and related accounting and documentation. Based on this review, management identified several stock option grants made between 1997 and 2002 for which the actual measurement dates appeared to differ from the recorded grant dates. Management analyzed the potential accounting impact, assuming that the measurement dates for these option grants differ from the recorded grant dates, and concluded that the financial impact did not necessitate adjustment to or restatement of our previously-issued financial reports. Management reported the results of its review to our Audit Committee and Board of Directors at their regularly scheduled meetings on July 26, 2006. Following these meetings, we contacted the SEC and the DOJ and reported our findings. On August 1, 2006, we met with the SEC staff to discuss our findings and later received a subpoena from the SEC requesting additional option-related information. We have responded to this subpoena and will continue to fully cooperate with the SEC and DOJ and with their ongoing investigations related to certain of our former officers and former directors.

After receiving the subpoena from the SEC, management identified certain stock option grants made in 2003 for which the actual measurement dates may differ from the recorded grant dates. However, similar to the grants between 1997 and 2002 previously identified, management concluded that the financial impact of the 2003 grants, individually and in the aggregate, did not necessitate adjustment to or restatement of our previously-issued financial reports.

Shareholder Class Action and Derivative Lawsuits

In November 2002, we were named as a defendant, together with certain former officers, in a class-action lawsuit filed in the United States District Court for the Central District of California. This action, which was consolidated with other similar complaints on October 31, 2003, alleged that the defendants violated sections of the Securities Exchange Act of 1934 by purportedly issuing false and misleading statements regarding our revenues and expenses in press releases and SEC filings. On November 8, 2004, we executed a settlement agreement with the lead plaintiffs and their counsel. In exchange for a release of all claims, we and certain individuals paid a total of $8.95 million in cash, which was funded by our directors’ and officers’ liability insurance carriers prior to December 31, 2004. On February 7, 2005, the Court issued a final order approving the agreement and dismissing the class-action lawsuit.

On December 6, 2002, Frederick Venables filed a purported derivative action against us and certain former officers and a former director in California based upon allegations that the defendants issued false and misleading statements regarding our revenues and expenses in press releases and SEC filings. On December 6, 2004, we executed a settlement agreement with the plaintiff and his counsel and the derivative lawsuit was dismissed on December 8, 2004. Under the agreement, in exchange for the plaintiff’s release of all claims, we paid a total of $0.5 million in cash prior to December 31, 2004. The agreement also required us to maintain various corporate governance measures for a period of at least two years, unless a modification is necessary in the good faith business judgment of our Board of Directors.

The settlements referenced above, the related legal and defense costs and costs under our ongoing indemnification obligations to certain former officers and former directors were covered under four directors’ and officers’ liability insurance policies in effect at that time, with limits of $5 million each and aggregate coverage of $20 million. The primary carrier reimbursed our defense costs up to the limits of its $5 million policy. The three excess carriers, representing $15 million of the $20 million of coverage, filed arbitration complaints seeking rescission of the policies. In December 2004 and February 2005, we reached settlement with two of the three excess carriers to reimburse us for current and future legal defense and litigation settlement costs. On December 1, 2005, we entered into a settlement agreement with the remaining excess carrier pursuant to which we paid the carrier $1.0 million in full settlement of any claims. Under the settlement agreement, we also granted a mutual release to the carrier. As of December 31, 2007, we have $0.1 million in remaining available coverage through the third excess

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

carrier for legal costs under our continuing indemnification obligations to our former officers and former directors who remain under investigation and subject to legal proceedings by the SEC and DOJ.

Lawsuit with KPMG LLP

On October 26, 2006, we filed a lawsuit with the Superior Court of the State of California for the County of Orange against our former independent auditor, KPMG LLP, for professional negligence and breach of contract, seeking damages in an amount to be determined at trial. In response to our claims against KPMG, KPMG filed a cross-complaint against us and certain former officers.

On September 11, 2007, we entered into a binding memorandum of understanding (MOU) with KPMG. The MOU resolves the litigation with KPMG. Under the MOU the parties have granted mutual releases and agreed to dismiss our respective claims in the litigation. In addition, KPMG agreed that no later than October 11, 2007 KPMG would pay to us a settlement amount of $1.0 million and would return to us fees in the amount of $0.2 million. KPMG made this payment and return of fees on October 11, 2007. Under a preexisting contingency fee agreement, we are required to pay one-third of the settlement amount and one-third of the returned fees to our outside litigation counsel. The net recovery of $0.7 million was recorded as a litigation settlement recovery in the consolidated statement of operations.

Other Litigation

In January 2006, we entered into a settlement and release agreement with certain parties against whom we had a claim from a judgment awarded to us in prior years. We received $0.2 million in the settlement of this claim, which was recorded as a reduction of general and administrative expenses in the first quarter of 2006.

In addition, in the normal course of business, we are subject to various other legal matters, which we believe will not individually or collectively have a material adverse effect on our consolidated financial condition, results of operations or cash flows. However, the results of litigation and claims cannot be predicted with certainty, and we cannot provide assurance that the outcome of various legal matters will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows. As of December 31, 2007, we have not established a liability for contingencies in the consolidated balance sheets since the likelihood of loss and potential liability cannot be reliably estimated at this time. However, our evaluation of the likelihood of an unfavorable outcome with respect to these actions could change in the future.

13.	Line of Credit

As described above in Note 2 — “Recent Operating Results and Liquidity,” on October 26, 2005, we entered into a one-year credit facility with Silicon Valley Bank (the Lender), which provided up to $4.0 million in borrowings for working capital purposes in the form of a revolving line of credit and term loans (not to exceed $500,000). The agreement was amended on various dates during 2006 and 2007. In February 2008, the agreement was further extended to February 27, 2009, as described below.

The credit facility permits the borrowings up to the lesser of $4.0 million or amounts available under a borrowing base formula based on eligible accounts receivable and inventory, but availability of funds is ultimately subject to the good faith business judgment of the Lender. As amended, the borrowing base is (i) 85 percent of eligible accounts receivable, plus (ii) the lesser of 30 percent of the value of eligible inventory or $500,000. Borrowings are secured by all of our assets, including all receivable collections which are held in trust for the Lender. Interest is payable monthly at prime rate plus 1.5 percent. The agreement requires a one-time commitment fee of $40,000 paid on the effective date and an annual facility fee equal to 0.5 percent of the unused portion of the facility. A termination fee will also be assessed if the credit facility is terminated prior to expiration. We had no outstanding borrowings at December 31, 2006. As of December 31, 2007 there was $0.9 million outstanding on the line of credit.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a condition to each advance under the credit facility, all representations and warranties by us must be materially true and no event of default must have occurred or be continuing. In addition, the Lender, in its good faith business judgment, must determine that no material adverse change has occurred. A material adverse change occurs when there is a material impairment in the priority of the Lender’s lien in the collateral or its value, a material adverse change in our business, operations or condition, a material impairment of the prospect of repayment or if the Lender determines, in its good faith reasonable judgment, that there is a reasonable likelihood that we will fail to comply with one or more financial covenant in the next financial reporting period.

The agreement governing the credit facility contains various financial and operating covenants that impose limitations on our ability, among other things, to incur additional indebtedness, merge or consolidate, sell assets except in the ordinary course of business, make certain investments, enter into leases and pay dividends without the consent of the Lender. The credit facility also includes a subjective acceleration clause and a requirement to maintain a lock box with the Lender to which all collections are deposited. Under the subjective acceleration clause, the Lender may declare default and terminate the credit facility if it determines that a material adverse charge has occurred. If the aggregate outstanding advances plus reserves placed by the Lender against the loan availability exceeds 50 percent of the receivable borrowing base component as defined, or if a default occurs, all current and future lock box proceeds will be applied against the outstanding borrowings. The credit facility also contains cross-default provisions and a minimum tangible net worth requirement measured on a monthly basis. Tangible net worth must be equal to or greater than the sum of a base amount ($1,000 as of December 31, 2007) plus 25 percent of all consideration received from issuing equity securities and subordinated debt and 25 percent of positive consolidated net income in each quarter.

We were not in compliance with the minimum tangible net worth covenant for the months September 2006 to November 2006. On December 22, 2006, we signed an amendment to the agreement governing the credit facility. Among other things, the amendment (i) modified the borrowing base to increase the eligible accounts receivable from 80 percent to 85 percent and modified the definition of accounts that are ineligible under the borrowing base calculation; (ii) modified the loan margin as defined to 1.50 percent; and (iii) waived non-compliance with the minimum tangible net worth requirement at September 30, 2006, October 31, 2006 and November 30, 2006, and modified the terms of the covenant. On February 23, 2007, the credit agreement was amended to further modify the minimum tangible net worth provision and to extend the maturity date to February 27, 2008. In February 2008, the maturity date was extended for one year.

From February through May 2007, our outstanding advances exceeded 50 percent of the receivable borrowing base referred to above. As required by the agreement, our lock-box proceeds were applied daily to reduce the outstanding advances and we re-borrowed the amount subject to the Lender’s approval. In June 2007, the outstanding advances were reduced to less than 50 percent of the receivable borrowing base, and we were no longer required to repay and re-borrow funds on a daily basis as of July 13, 2007.

We were in compliance with all covenants at December 31, 2006 and 2007. However, there is no assurance that we will be able to comply with all the requirements in the future periods, that we can obtain a waiver if another default occurs or that the Lender will not exercise the subjective acceleration clause to terminate the agreement.

14.	Related Party Transactions

In February 2002, we purchased the patents to certain cryoablation technologies and a covenant not to compete from a cryosurgeon inventor for 33,333 shares of our common stock valued at $1.4 million, of which $1.1 million (25,000 shares) was allocated to the patent to be amortized over 15 years and the remaining $0.3 million (8,333 shares) was allocated to the covenant to be amortized over five years.

The agreement also requires the seller to perform certain consulting services over 15 years for the consideration received. No consideration was allocated to the consulting agreement since its value could not be accurately measured. In January 2003, we extended a $344,000 loan to the seller to assist with the payment of related federal

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

income taxes arising from the 2002 asset sale. The loan was secured by the shares issued, bore interest at 1.8 percent and was originally due in January 2005. In 2004 and 2006, we extended the maturity date to January 2006 and January 2007, respectively. We are currently in discussions with the borrower to extend the maturity date further, in exchange for cancellation of shares sufficient to pay accrued interest. The outstanding balance of the note has been charged to bad debt in 2006, and was included in general and administrative expenses. The accrued interest income in the amount of $25,000 was reversed in the fourth quarter of 2006.

15.	Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2007 and 2006 (in thousands, except per share data).

	Quarter	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Ended
	March 31,	June 30,	September 30,	December 31,
	2007	2007	2007	2007

Revenues from continuing operations	$7,546	$7,901	$7,326	$6,914

Cost of revenues from continuing operations	$2,622	$2,713	$2,171	$2,274

Loss from continuing operations	$(3,259)	$(2,264)	$(984)	$(2,435)

Net loss	$(3,259)	$(2,264)	$(984)	$(2,435)

Loss from continuing operations per share of common stock — basic and diluted	$(0.32)	$(0.21)	$(0.08)	$(0.21)
Net loss per share of common stock — basic and diluted	$(0.32)	$(0.21)	$(0.08)	$(0.21)
Weighted average shares of common stock outstanding — basic and diluted	10,313	10,916	11,595	11,640

	Quarter	Quarter	Quarter	Quarter
	Ended	Ended	Ended	Ended
	March 31,	June 30,	September 30,	December 31,
	2006	2006	2006	2006

Revenues from continuing operations	$7,262	$6,908	$6,700	$7,120

Cost of revenues from continuing operations	$3,766	$3,256	$2,677	$2,644

Loss from continuing operations	$(5,174)	$(708)	$(2,149)	$(3,045)

Net loss	$(4,929)	$(708)	$(2,149)	$(2,979)

Loss from continuing operations per share of common stock — basic and diluted	$(0.51)	$(0.07)	$(0.21)	$(0.30)
Net loss per share of common stock — basic and diluted	$(0.49)	$(0.07)	$(0.21)	$(0.29)
Weighted average shares of common stock outstanding — basic and diluted	10,047	10,055	10,058	10,177

ENDOCARE, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at the	Additions			Balance at
	Beginning of	Charges to			the End of
	the Period	Operations	Other	Deductions	the Period
	(In thousands)

2005
Allowance for Doubtful Accounts and Sales Returns	$74	$10	$—	$(14)	$70
2006
Allowance for Doubtful Accounts and Sales Returns	$70	$36	$—	$(22)	$84
2007
Allowance for Doubtful Accounts and Sales Returns	$84	$8	$—	$(2)	$90

Amounts exclude discontinued operations.

Endocare, Inc. and Subsidiary

Condensed Financial Statements
for the Three and Nine Months Ended September 30, 2008 and 2007 (Unaudited)

Page

Condensed Financial Statements for the Three and Nine Months Ended September 30, 2008 and 2007 (Unaudited)
Condensed Statements of Operations	FI-41
Condensed Balance Sheets	FI-42
Condensed Statements of Cash Flows	FI-43
Notes to Condensed Financial Statements	FI-44

ENDOCARE, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2008	2007	2008	2007
	(Unaudited)
	(In thousands, except per share data)

Total revenues	$7,599	$7,326	$23,672	$22,773
Costs and expenses:
Cost of revenues	2,275	2,171	7,127	7,506
Research and development	626	699	1,765	1,935
Selling and marketing	3,423	3,500	11,120	11,362
General and administrative	2,951	2,881	9,234	9,556
Gain on recovery of note receivable	(750)	—	(750)	—
Litigation settlement, net of related legal expenses	—	(677)	—	(677)

Total costs and expenses	8,525	8,574	$28,496	29,682

Loss from operations	(926)	(1,248)	(4,824)	(6,909)
Interest income, net	5	264	181	402

Net loss	$(921)	$(984)	$(4,643)	$(6,507)

Net loss per share — basic and diluted	$(0.08)	$(0.08)	$(0.39)	$(0.59)
Weighted average shares of common stock outstanding	11,972	11,595	11,854	10,947

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENDOCARE, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2008	2007
	(Unaudited)
	(In thousands, except
	per share data)

ASSETS
Current assets:
Cash and cash equivalents	$5,346	$7,712
Accounts receivable, net	3,579	3,530
Inventories, net	3,108	3,022
Prepaid expenses and other current assets	597	2,081

Total current assets	12,630	16,345
Property and equipment, net	724	850
Intangibles, net	2,701	3,077
Investments and other assets	993	989

Total assets	$17,048	$21,261

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,042	$2,194
Accrued compensation	2,111	3,895
Other accrued liabilities	2,931	3,034
Loan payable	880	880
Obligations under capital lease — current portion	26	28

Total current liabilities	9,990	10,031

Deferred compensation	120	227
Obligations under capital lease — less current portion	69	84
Stockholders’ equity:
Preferred stock, $0.001 par value; 1,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value; 50,000 shares authorized; 11,811 and 11,762 issued and outstanding as of September 30, 2008 and December 31, 2007, respectively	12	12
Additional paid-in capital	201,256	200,663
Accumulated deficit	(194,399)	(189,756)

Total stockholders’ equity	6,869	10,919

Total liabilities and stockholders’ equity	$17,048	$21,261

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENDOCARE, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months
	Ended
	September 30,
	2008	2007
	(Unaudited)
	(In thousands)

Cash flows from operating activities:
Net loss	$(4,643)	$(6,507)
Adjustments to reconcile net loss to net cash used in operating activities:
Revaluation of Plethora note receivable	—	(442)
Gain on recovery of note receivable	(750)	—
Inventory reserve	238	(37)
Depreciation and amortization	752	874
Loss on sale of placement units and other fixed assets	—	52
Extinguishment of payroll tax liabilities	—	(121)
Stock-based compensation	810	2,949
Changes in operating assets and liabilities:
Accounts receivable	(49)	581
Inventories	(492)	(575)
Prepaid expenses and other assets	(123)	731
Litigation settlement receivable, net of related legal expenses payable	—	(677)
Accounts payable	1,849	(640)
Accrued compensation	(1,891)	427
Other liabilities	(117)	(261)

Net cash used in operating activities	(4,416)	(3,646)

Cash flows from investing activities:
Collection of notes receivable	1,601	—
Proceeds from recovery of note receivable	750
Purchases of property and equipment	(81)	(76)

Net cash provided by (used in) investing activities	2,270	(76)

Cash flows from financing activities:
Payments under capital lease obligation	(18)	—
Net borrowings on line of credit	—	880
Payroll tax on issuance of restricted stock	(202)	—
Proceeds from sale of common stock	—	8,600

Net cash (used in) provided by financing activities	(220)	9,480

Net (decrease) increase in cash and cash equivalents	(2,366)	5,758
Cash and cash equivalents, beginning of period	7,712	1,811

Cash and cash equivalents, end of period	$5,346	$7,569

Non-cash activities:
Transfer of inventory to property and equipment for placement at customer sites	$270	$273
Transfer of Cryocare Surgical Systems from property and equipment to inventory for sale	$101	$103
Adoption of FSP 00-19-2:
Reduction of retained earnings	$—	$4,373
Increase in additional paid-in capital	—	5,680
Reduction of common stock warrant liability	—	1,307

The accompanying notes are an integral part of these condensed consolidated financial statements.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular numbers in thousands, except per share data)
(Unaudited)

1.	Organization and Operations

We are a medical device company focused on developing, manufacturing and selling cryoablation products which have the potential to assist physicians in improving and extending life by use in the treatment of cancer and other tumors. We were formed in 1990 as a research and development division of Medstone International, Inc. (“Medstone”), a manufacturer of shockwave lithotripsy equipment for the treatment of kidney stones. Following our incorporation under the laws of the state of Delaware in 1994, we became an independent, publicly-owned corporation upon Medstone’s distribution of our stock to the existing stockholders on January 1, 1996.

2.	Basis of Presentation

Following the rules and regulations of the Securities and Exchange Commission (SEC), we have omitted footnote disclosures in this report that would substantially duplicate the disclosures contained in our annual audited financial statements. The accompanying condensed consolidated financial statements should be read together with the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K, filed with the SEC on March 17, 2008.

The accompanying condensed consolidated financial statements reflect all adjustments, consisting solely of normal recurring accruals, needed to present fairly the financial results for these interim periods. The condensed consolidated results of operations presented for the interim periods are not necessarily indicative of the results for a full year. All intercompany transactions and accounts have been eliminated in consolidation.

Effective on August 20, 2007, we effected a one-for-three reverse split of our common stock. All share amounts and per share amounts have been adjusted throughout the condensed consolidated financial statements and the related notes to reflect this reverse stock split for all periods presented. The reverse split did not affect the authorized shares and par value per share. On October 10, 2007, our common stock commenced trading on The NASDAQ Capital Market under the symbol “ENDO.”

3.	Recent Operating Results and Liquidity

Since inception, we have incurred losses from operations and have reported negative cash flows. As of September 30, 2008, we had an accumulated deficit of $194.4 million and cash and cash equivalents of $5.3 million. Net cash used in operations for the nine months ended September 30, 2008 and 2007 was $4.4 million and $3.6 million, respectively. In addition to working capital needs for our operations and our growth initiatives, we have also incurred significant expenditures under indemnification obligations for our former officers and directors and have large outstanding state and local tax liabilities, as further described below.

We have historically funded our cash needs with borrowings and equity financings. Of our total cash and cash equivalents, $0.9 million is borrowed under a $4.0 million line of credit with Silicon Valley Bank, which expires in February 2009 and is payable on a current basis. During 2007, we also received $1.6 million and $7.0 million from the sale of our common stock to Fusion Capital Fund II, LLC (Fusion Capital) and Frazier Healthcare V, L.P. (Frazier), respectively, as more fully described in Note 4 — “Private Placement of Common Stock and Warrants.” As discussed in Note 6 — “Collection of Notes Receivable,” during 2008, we have also received one-time payments from collection of two notes receivable totaling $2.3 million.

We do not expect to reach cash flow positive operations on an annual basis in 2008 or 2009, and we expect to continue to generate losses from operations for the foreseeable future. These losses have resulted in part from our continued investment to gain acceptance of our technology and investment in initiatives that we believe should ultimately result in cost reductions.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Although we have incurred significant payments under our indemnification agreements with certain former officers and directors in the past, we have no continuing obligations in the future. In August and October 2008, we entered into agreements with our former CFO and former CEO, respectively, who were under investigation by the SEC and the Department of Justice (DOJ), pursuant to which their indemnification agreements were terminated in exchange for our waiver of certain severance and legal fee reimbursement rights. As a result of these new agreements, we are no longer obligated to pay any future legal costs for these former officers. These former officers recently entered into plea agreements with the DOJ to resolve the criminal cases against them. For the nine months ended September 30, 2008, we incurred expenses of $1.9 million relating to legal fees of former officers and former directors, and recorded insurance recoveries of $0.1 million. As of March 31, 2008, we had exhausted the remaining reimbursement available under this insurance coverage. See Note 10 — “Commitments and Contingencies” for additional discussion.

We face large cash expenditures in the future related to past due state and local taxes, primarily sales and use tax obligations, which we estimate to be approximately $2.1 million. This amount was fully accrued as of September 30, 2008. We are in the process of negotiating resolutions of the past due state and local tax obligations with the applicable tax authorities. However, there is no assurance that these obligations will be reduced as a result of the negotiations or that we will be allowed to pay the amounts due over an extended period of time.

We also intend to continue investing in our sales and marketing efforts to physicians as well as the patients in order to raise awareness and gain further acceptance of our technology. This investment is required in order to increase physicians’ usage of our technology in the treatment of prostate and renal cancers, lung and liver cancers and palliative intervention (treatment of pain associated with metastases). Such costs will be reported as current period charges under generally accepted accounting principles.

As previously announced, we continue to explore and evaluate potential strategic opportunities aimed at enhancing stockholder value and solidifying the long-term prospects of our cryoablation technology in the marketplace. During the three months ended September 30, 2008, we have incurred $0.9 million in relation to potential strategic transactions. These expenditures were recorded as general and administrative expenses as incurred since any potential transaction is not expected to occur until 2009, and these costs will be required to be expensed under Statement of Financial Accounting Standards (SFAS) No. 141 (R), Business Combinations.

In the short term, we expect to use existing cash reserves and working capital through the sale of our products to finance our projected operating and cash flow needs, along with continued expense management efforts. However, our cash needs are not entirely predictable and the future availability of funds from our bank is subject to many conditions, including the subjective acceleration clause and other provisions that are predicated on events not within our control. We cannot access the bank credit facility if we fail to comply with all covenants and borrowing conditions. Although we are in compliance with the conditions and covenants under the bank credit facility as of September 30, 2008, there is no assurance that we will be able to comply with all requirements in future periods, that we can obtain a waiver if an event of default occurs or that the lender will not exercise the subject acceleration clause. Accordingly, we cannot guarantee the availability of the bank credit facility.

We will continue to assess the adequacy of our capital resources and may use both existing and new sources of capital to finance the growth of the business. The Company expects that it will need to raise additional capital during 2009 to fund its ongoing operations. Should the financing be unavailable or prohibitively expensive when we require it, the consequences would have a material adverse effect on our business, financial condition, results of operations and cash flows.

4.	Private Placement of Common Stock and Warrants

May 2007 Private Placement

On May 24, 2007, we entered into a common stock subscription agreement with Frazier and on May 25, 2007 we entered into a registration rights agreement with Frazier. Under the subscription agreement, Frazier agreed to

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

purchase 1,085,271 shares of our common stock at a price per share of $6.45, for aggregate proceeds to us of $7.0 million.

In the subscription agreement, Frazier agreed to lock-up provisions restricting the transferability of the shares, for a period of one year for 75 percent of the shares and a period of 18 months for 25 percent of the shares. The lock-up provisions expire early if we undergo a change in control or if we issue significant additional amounts of securities in certain circumstances after May 25, 2007, as described in the subscription agreement.

In the registration rights agreement, we agreed to file a registration statement with the SEC to register the shares for resale. We also agreed to use commercially reasonable efforts to cause the registration statement to become effective as promptly as possible thereafter, with the intention that the registration statement will be available for resale by Frazier once the lock-up restrictions expire. In addition, we agreed to use commercially reasonable efforts to keep the registration statement effective until May 25, 2010. We filed this registration statement on March 20, 2008 and the SEC declared the registration statement effective on April 18, 2008.

Fusion Capital Equity Purchase Agreement

On October 25, 2006, we entered into a common stock purchase agreement with Fusion Capital as described above under Note 3 — “Recent Operating Results and Liquidity.” Under this agreement we had the right to sell to Fusion Capital up to $16.0 million worth of common stock, at our election, over a two year period at prices determined based upon the market price of our common stock at the time of each sale, without any fixed discount. We could sell common stock in $100,000 increments every fourth business day, with additional increments available every third business day if the market price per share of our common stock was $4.50 or higher. Our agreement with Fusion Capital did not allow us to sell shares to Fusion Capital on any date on which the purchase price was less than $3.00. Under the terms of the agreement, we issued 157,985 shares of common stock to Fusion Capital in 2006 for no consideration as a commitment fee. Our agreement with Fusion Capital expired on November 6, 2008.

Through September 30, 2008, we had sold 293,397 shares to Fusion Capital for gross proceeds of $1.6 million. The most recent sale occurred in May 2007 and no additional shares were issued after September 30, 2008 through the expiration date. We paid a transaction fee equal to 6.0 percent of the stock proceeds to an investment advisory firm under a pre-existing capital advisory agreement.

March 2005 Private Placement

On March 11, 2005, we completed a private placement of 1,878,448 shares of our common stock and detachable warrants to purchase 1,314,892 common shares at an offering price of $8.31 per share, for aggregate gross proceeds of $15.6 million. Transaction costs were $1.0 million, resulting in net proceeds of $14.6 million. Of the total warrants, 657,446 had an initial exercise price of $10.50 (Series A warrants) per share and 657,446 had an initial exercise price of $12.00 (Series B warrants) per share. The expiration date of the warrants is May 1, 2010. Two former members of our management team made personal investments totaling $0.7 million in the aggregate, and a member of our Board of Directors invested $0.3 million.

The warrants have an anti-dilution clause that is triggered upon issuance of a certain number of shares of our common stock that reduces the effective exercise price of the warrants to preserve the ownership of the warrant holders. As a result of our May 2007 private placement and the issuance of shares to Fusion Capital through September 30, 2008, the exercise price of the Series A Warrants decreased to $10.02 to effectively provide holders the right to purchase an additional 31,667 shares and the exercise price of the Series B Warrants decreased to $11.37 to effectively provide holders the right to purchase an additional 37,191 shares.

The warrants initially are exercisable at any time during their term for cash only. The warrants may be exercised on a cashless exercise basis in limited circumstances after the first anniversary of the closing date if there is not an effective registration statement covering the resale of the shares underlying the warrants. Each warrant is

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

callable by us at a price of $0.01 per share underlying such warrant if our stock trades above certain dollar per share thresholds ($19.50 for the Series A warrants and $22.50 for Series B warrants) for 20 consecutive days commencing on any date after the effectiveness of the registration statement, provided that (a) we provide 30-day advanced written notice (Notice Period), (b) we simultaneously call all warrants on the same terms and (c) all common shares issuable are registered. Holders may exercise their warrants during the Notice Period and warrants which remain unexercised will be redeemed at $0.01 per share.

Pursuant to the terms of the registration rights agreement relating to the March 2005 financing, we filed with the SEC a registration statement on Form S-2 under the Securities Act of 1933, as amended, covering the resale of all of the common stock purchased and the common stock originally underlying the issued warrants. The Form S-2 registration statement was declared effective September 28, 2005. We subsequently filed a post-effective amendment on Form S-3, which was declared effective March 28, 2006, a post-effective amendment on Form S-1, which was declared effective March 30, 2007 and a post-effective amendment on Form S-3, which was declared effective April 18, 2008.

The registration rights agreement provides that if a registration statement is not filed within 30 days of closing or does not become effective within 90 days thereafter, then in addition to any other rights the holders may have, we will be required to pay each holder an amount in cash, as liquidated damages, equal to one percent of the aggregate purchase price paid by such holder per month. We incurred $0.6 million of liquidated damages through September 28, 2005, when the S-2 registration statement was declared effective.

Under the registration rights agreement, we could incur similar liquidated damages in the future (equal to one percent of the aggregate purchase price paid by each affected holder per month) if holders are unable to make sales under the registration statement (for example, if we fail to keep the registration statement current as required by SEC rules or if future amendments to the registration statement are not declared effective in a timely manner). The registration obligation remains outstanding until the earlier of the date on which all shares issuable upon exercise of the warrants have been issued and resold by the holders of the warrants or the date on which all such shares can be resold by the holders without registration.

Since the liquidated damages under the registration rights agreement could in some cases exceed a reasonable discount for delivering unregistered shares, we accounted for the registration payment arrangement and warrants as one instrument classified as a derivative (a non-current liability) under EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. We allocated a portion of the March 2005 offering proceeds to the warrants based on their fair value at issuance. Through December 31, 2006, we revalued the warrants as a derivative instrument quarterly in connection with changes in the underlying stock price and other assumptions, with the change in value recorded as interest expense. In December 2006, the Financial Accounting Standards Board issued FASB Staff Position (FSP) EITF No. 00-19-2, Accounting for Registration Payment Arrangements, which changed the way we account for the outstanding warrants. FSP EITF No. 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with SFAS No. 5, Accounting for Contingencies. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this FSP and that continue to be outstanding at the adoption date, this guidance is effective for fiscal years beginning after December 15, 2006 and interim periods within those fiscal years. Upon adoption of FSP EITF No. 00-19-2 on January 1, 2007, the value of the warrants as of the original issue date ($5.7 million) was reclassified to equity without regard to the contingent obligation to transfer consideration under the registration payment arrangement. The difference between the $5.7 million and the carrying value of the warrant liability as of December 31, 2006 ($1.3 million) was recorded as a cumulative-effect adjustment to reduce opening retained earnings on January 1, 2007. Hereafter, accruals for liquidated damages, if any, will be recorded when they are probable and reasonably estimable.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Bank Line of Credit

As described above in Note 3 — “Recent Operating Results and Liquidity,” on October 26, 2005, we entered into a one-year credit facility with Silicon Valley Bank (the Lender), which provided up to $4.0 million in borrowings for working capital purposes in the form of a revolving line of credit and term loans (not to exceed $500,000). The agreement was amended on various dates during 2006 and 2007. On February 8, 2008 the agreement was further extended to expire on February 26, 2009, as described below.

The credit facility permits the borrowings up to the lesser of $4.0 million or amounts available under a borrowing base formula based on eligible accounts receivable and inventory, but availability of funds is ultimately subject to the good faith business judgment of the Lender. As amended, the borrowing base is (i) 85 percent of eligible accounts receivable, plus (ii) the lesser of 30 percent of the value of eligible inventory or $500,000. Borrowings are secured by all of our assets, including all accounts receivable collections which are held in trust for the Lender. Interest is payable monthly at prime rate plus 1.5 percent. The agreement requires a one-time commitment fee of $40,000 paid on the effective date and an annual facility fee equal to 0.5 percent of the unused portion of the facility. A termination fee will also be assessed if the credit facility is terminated prior to expiration. As of September 30, 2008 and December 31, 2007, there was $0.9 million outstanding on the line of credit.

As a condition to each advance under the credit facility, all representations and warranties by us must be materially true and no event of default must have occurred or be continuing. In addition, the Lender, in its good faith business judgment, must determine that no material adverse change has occurred. A material adverse change occurs when there is a material impairment in the priority of the Lender’s lien in the collateral or its value, a material adverse change in our business, operations or condition, a material impairment of the prospect of repayment or if the Lender determines, in its good faith reasonable judgment, that there is a reasonable likelihood that we will fail to comply with one or more financial covenant in the next financial reporting period.

The agreement governing the credit facility contains various financial and operating covenants that impose limitations on our ability, among other things, to incur additional indebtedness, merge or consolidate, sell assets except in the ordinary course of business, make certain investments, enter into leases and pay dividends without the consent of the Lender. The credit facility also includes a subjective acceleration clause and a requirement to maintain a lock box with the Lender to which all collections are deposited. Under the subjective acceleration clause, the Lender may declare default and terminate the credit facility if it determines that a material adverse charge has occurred. If the aggregate outstanding advances plus reserves placed by the Lender against the loan availability exceeds 50 percent of the receivable borrowing base component as defined, or if a default occurs, all current and future lock box proceeds will be applied against the outstanding borrowings. The credit facility also contains cross-default provisions and a minimum tangible net worth requirement measured on a monthly basis. Tangible net worth must be equal to or greater than the sum of a base amount ($1,000 as of September 30, 2008) plus 25 percent of all consideration received from issuing equity securities and subordinated debt and 25 percent of positive consolidated net income in each quarter.

As of December 31, 2007 and September 30, 2008, we were in compliance with all covenants. During February through May 2007, the outstanding advances exceeded 50 percent of the receivable borrowing base referred to above. As required by the agreement, our lock-box proceeds were applied daily to reduce the outstanding advances and we re-borrowed the amount subject to the Lender’s approval. The daily borrowings and repayments have been presented on a net basis in the condensed consolidated statements of cash flows. In June 2007, outstanding advances were reduced to less than 50 percent of the receivable borrowing base, and we were no longer required to repay and re-borrow funds on a daily basis as of July 13, 2007.

6.	Collection of Notes Receivable

In February 2008, we collected a $1.4 million note receivable and $0.1 million in related interest income from Plethora Solutions Holdings plc (Plethora), who purchased our former subsidiary Timm Medical Technology, Inc.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in February 2006. In anticipation of a potential accelerated settlement of the note in exchange for a discount, we had recorded a $0.3 million reserve on the note balance in the fourth quarter of 2006 and ceased accruing interest income. During the three months ended September 30, 2007, we reversed the $0.3 million allowance and reinstated the note to its face value and recorded $0.1 million in interest income previously suspended. In February 2008, the note and interest income was collected in full. Also, during August 2008 we negotiated and received a $750,000 payment from SRS Medical, Inc. (SRS), in full satisfaction of a fully-reserved $2.7 million note receivable recorded in October 2003 related to the sale of a product line to SRS. A full reserve was recorded on the note receivable at the time of the sale since it was determined at that time that collection was not reasonably assured and any collections would be reported as a gain in the period received.

7.	Capital Stock and Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the respective periods. Diluted loss per share, calculated using the treasury stock method, gives effect to the potential dilution that could occur upon the exercise of certain stock options, warrants, deferred stock units and restricted stock units that were outstanding during the respective periods presented. For periods when we reported a net loss, these potentially dilutive common shares were excluded from the diluted loss per share calculation because they were anti-dilutive. The total number of shares excluded from the calculation of diluted net loss per share, prior to application of the treasury stock method for options and warrants was 3.1 million and 3.6 million for the nine months ended September 30, 2008 and 2007, respectively.

8.	Stock-Based Compensation

Our equity incentive programs include stock options, restricted stock units and deferred stock units. Some awards vest based on continuous service while others vest based on performance conditions, such as profitability and sales goals. We account for equity awards in accordance with SFAS No. 123 (revised), Share-Based Payment (SFAS No. 123R), which requires measurement and recognition of compensation expense for all share-based awards made to employees and directors.

Under SFAS No. 123R, the fair value of share-based awards is estimated at grant date using an option pricing model, and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period. For awards that vest based on continuous service, we record compensation expense ratably over the service period from the date of grant. For performance-based awards, we begin recording compensation expense over the remaining service period when we determine that achievement is probable. Change in estimates as to the probability of vesting is recorded through cumulative catch-up adjustments when the assessment is made. Change in the estimated implicit service period is recorded prospectively over the adjusted vesting period. Since share-based compensation under SFAS No. 123R is recognized only for those awards that are ultimately expected to vest, we have applied an estimated forfeiture rate to unvested awards for the purpose of calculating compensation cost. These estimates will be revised, if necessary, in future periods if actual forfeitures differ from the estimates. Changes in forfeiture estimates impact compensation cost in the period in which the change in estimate occurs. We use the Black-Scholes option-pricing model to estimate the fair value of share-based awards. The determination of fair value using the Black-Scholes option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors.

During the third quarter of 2007, we determined that it was probable the profitability goals would be met during 2009, and that the related performance-based awards would vest. In conjunction with this change in assessment, we recorded $0.5 million of compensation expense in the third quarter of 2007, including a cumulative adjustment for expenses relating to the second quarter of 2007 as if the probable assessment had been determined at the original grant date. During the third quarter of 2008, we reassessed the profitability goals and determined that it is no longer probable the profitability goals will be met during the performance measurement period and as such, the

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

related performance based awards will not vest. In conjunction with this change in assessment, we recorded a $1.2 million reduction in stock-based compensation expense in the three months ended September 30, 2008 to reverse the prior expense recorded.

Due to the resignation of our CEO in September 2008, we recorded a $0.1 million reduction in the stock-based compensation expense during the three months ended September 30, 2008 for his time-based stock awards. The CEO resignation is further discussed in Note 14 — “Subsequent Events”.

Net stock-based compensation expense recorded in the three and nine months ended September 30, 2008 was a reduction (negative expense) of $0.6 million and expense of $0.8 million, respectively. Total stock-based compensation expense recorded in the three and nine months ended September 30, 2007 was $1.4 million and $2.9 million, respectively. These amounts are primarily included in selling and marketing and general and administrative expenses.

9.	Inventories

Inventories, consisting of raw materials, work-in-process and finished goods, are stated at the lower of cost or market, with cost determined by the first-in, first-out method. Reserves for slow-moving and obsolete inventories are provided based on historical experience and product demand. We evaluate the adequacy of these reserves quarterly.

The following is a summary of inventories:

	September 30,	December 31,
	2008	2007

Raw materials	$1,774	$2,331
Work in process	541	227
Finished goods	1,187	958

Total inventories	3,502	3,516
Less: inventory reserve	(394)	(494)

Inventories, net	$3,108	$3,022

10.	Commitments and Contingencies

Governmental Investigations and Legal Proceedings

As reported in the Form 8-K that we filed on July 20, 2006, we executed a consent to entry of judgment in favor of the SEC on July 14, 2006 and entered into a non-prosecution agreement with the DOJ on July 18, 2006. These two agreements effectively resolved with respect to us the investigations begun by the SEC and by the DOJ in January 2003, regarding allegations that we and certain of our former officers and former directors and one current employee issued, or caused to be issued, false and misleading statements regarding our financial results for 2001 and 2002 and related matters. Under the terms of the consent judgment with the SEC: (i) we paid $750,000 in civil penalties and disgorgement; and (2) we agreed to a stipulated judgment enjoining future violations of securities laws. On April 7, 2006, we entered into an escrow agreement with our outside counsel, pursuant to which we placed the $750,000 anticipated settlement in escrow with our outside counsel at the request of the SEC staff. The funds were released from the escrow to the SEC in August 2006. A liability for the monetary penalty was accrued in 2004.

On August 9, 2006, the SEC filed civil fraud charges in federal district court against our former CEO and CFO, both of whom were terminated in 2003, but for whom we were contractually obligated to advance legal fees under indemnification agreements. On April 9, 2007, these two former officers were indicted by a federal grand jury in Orange County, California. Our directors’ and officers’ liability insurance has funded certain losses, including defense costs, related to these matters. As of March 31, 2008, we had exhausted all remaining available coverage

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

under the applicable excess directors’ and officers’ liability policy and began funding the payments with our cash reserves. In August and October 2008, we entered into agreements with our former CFO and former CEO, respectively, pursuant to which their indemnification agreements were terminated in exchange for our waiver of certain severance and legal fee reimbursement rights. As a result of these new agreements, we are no longer obligated to pay any future legal costs for these former officers. Under the agreement with our former CEO in October 2008, the agreement also provides that our obligation to pay for legal costs incurred by our former CEO in August 2008 and September 2008 is limited to the amount, if any, that we receive from the former CEO as restitution. These former officers recently entered into plea agreements with the DOJ to resolve the criminal cases against them.

Other Litigation

In addition, in the normal course of business, we are subject to various other legal matters, which we believe will not individually or collectively have a material adverse effect on our consolidated financial condition, results of operations or cash flows. However, the results of litigation and claims cannot be predicted with certainty, and we cannot provide assurance that the outcome of various legal matters will not have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

Investments

Included in investments and other assets is $0.9 million for the equity interest that we hold in a privately held medical device company. This investment is recorded at cost since we do not exercise significant influence over the operations of the investee. The independent auditor’s report for the financial statements of the investee as of and for the year ended December 31, 2007 included an explanatory paragraph, to the effect that there is substantial doubt about the investee’s ability to continue as a going concern. In light of this opinion, we believe that there is a risk that the value of the equity investment in the investee may be subject to impairment and that an impairment charge may be recorded in the future if it is determined that the fair value of the investment has declined below our cost and that the impairment is other-than-temporary in nature.

11.	Income Taxes

We reported no income tax expense during the nine months ended September 30, 2008 and 2007 due to our operating losses. Due to our history of operating losses, management has determined that it is more likely than not that our deferred tax assets will not be realized through future earnings. Accordingly, valuation allowances were recorded to fully reserve the deferred tax assets as of September 30, 2008 and December 31, 2007.

On January 1, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes (FIN 48). As of the adoption date and as of September 30, 2008, we had no unrecognized tax benefits and do not expect a material change in the next 12 months.

We recognize interest and penalties related to uncertain tax positions, if any, in income tax expense. The tax years 2004 through 2007 remain open to examination by the major taxing jurisdictions to which we are subject.

12.	Fair Value Measurement

We adopted the provisions of SFAS No. 157, Fair Value Measurements, effective January 1, 2008, for our financial assets and liabilities. The FASB delayed the effective date of SFAS No. 157 until January 1, 2009, with respect to the fair value measurement requirements for non-financial assets and liabilities that are not re-measured on a recurring basis (at least annually). Under this standard, fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS No. 157 establishes a three-level hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy is broken down into three levels based on the source of inputs. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. We classify our money market funds as Level 1 assets. As of September 30, 2008, we had $5.0 million in money market securities included in cash and cash equivalents. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and models for which all significant inputs are observable or can be corroborated, either directly or indirectly by observable market data. We do not hold any Level 2 instruments. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. These include certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs. We do not hold any Level 3 instruments.

During the three and nine months ended September 30, 2008, there were no re-measurements to fair value of financial assets and liabilities that are not measured at fair value on a recurring basis. The adoption of SFAS No. 157 did not have a material impact on our consolidated financial position, results of operations or cash flows.

On January 1, 2008, we also adopted the provision of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159), which allows an entity to voluntarily choose to measure certain financial assets and liabilities at fair value. We have chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with generally accepted accounting principles (GAAP).

13.	Results of Operations

Revenues and cost of revenues related to the following products and services for the periods ended September 30, 2008 and 2007 are as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2008	2007	2008	2007

Revenues:
Cryoablation disposable products	$5,676	$5,312	$17,186	$15,932
Cryocare Surgical Systems	195	385	1,093	1,383

	5,871	5,697	18,279	17,315
Cryoablation procedure fees	1,592	1,541	5,028	5,029
Cardiac royalties	146	86	383	278
Other	(10)	2	(18)	151

	$7,599	$7,326	$23,672	$22,773

Costs of Revenues:
Cryoablation disposable products and procedure fees	$2,180	$2,057	$6,765	$6,803
Cryocare Surgical Systems	95	114	362	703

	$2,275	$2,171	$7,127	$7,506

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cost of revenues for cryoablation disposable product sales and procedure fees are combined for reporting purposes. Sales of cryoablation disposable products and procedure fees both incorporate similar inventory when sold and we do not separately track the cost of disposals sold directly to customers and those consumed in cryoablation procedures. Cryoablation procedure services are provided to medical facilities upon request to facilitate the overall delivery of our technology into the marketplace.

14.	Subsequent Event

On October 2, 2008, our former lead independent director Terrence A. Noonan was named interim president and interim CEO replacing Craig T. Davenport, our former Chairman, President and CEO, who resigned effective September 30, 2008 to assume the CEO position with a privately held healthcare company. In addition, on October 6, 2008 we announced that we are actively evaluating succession alternatives and we continue to explore and evaluate potential strategic opportunities aimed at enhancing stockholder value and solidifying the long-term prospects of our cryoablation technology in the marketplace.

On October 14, 2008, we entered into an agreement with our former CEO Paul W. Mikus that terminates his indemnification agreement in exchange for our waiver of certain severance and legal fee reimbursement rights. As a result of this new agreement, we are no longer obligated to pay any future legal costs for Mr. Mikus. The agreement also provides that our obligation to pay for legal costs incurred by our former CEO in August 2008 and September 2008 is limited to the amount, if any, that we receive from the former CEO as restitution.

On November 10, 2008, we entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Galil Medical Ltd., a Israeli medical device corporation (“Galil”), and Orange Acquisitions Ltd., a newly formed Israeli corporation and our wholly-owned subsidiary (“Merger Sub”). The agreement provides for the merger of Merger Sub with and into Galil (the “Merger”), with Galil surviving the Merger as a wholly-owned subsidiary of the Company. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Galil will be converted into the right to receive shares of our common stock, such that upon consummation of the Merger (and prior to consummation of the financing described below), our stockholders will own approximately 52% of our common stock and the former shareholders of Galil will own approximately 48% of our common stock. The Merger is subject to customary closing conditions, and is expected to close in the first quarter of 2009.

On November 10, 2008, concurrent with the execution of the Merger Agreement, we also entered into a Stock Purchase Agreement with certain existing stockholders of the Company and Galil (the “Purchase Agreement”), providing for the sale by us of approximately 16.25 million shares of our common stock at a purchase price of $1.00 per share. The offering proceeds to the Company are expected to be approximately $16.25 million. Pursuant to the Purchase Agreement, the closing of the financing is subject to the concurrent closing of the Merger and certain other conditions, including the sale of shares with a minimum aggregate purchase price of $12,000,000 and that Endocare’s common stock remains listed on the Nasdaq Capital Market or the Over-The-Counter Bulletin Board. The issuance of the shares of our common stock pursuant to the Merger Agreement and the Purchase Agreement is also subject to approval by our stockholders.

As of December 31, 2008, Endocare was not in compliance with the minimum tangible net worth covenant in its credit facility with Silicon Valley Bank, which is measured on a monthly basis. Endocare is currently in the process of seeking a waiver from the bank with respect to this noncompliance. Endocare believes that a waiver will be granted. However, if the waiver is not granted, the bank could accelerate the outstanding indebtedness under the credit facility and terminate the credit facility.

15.	Recent Accounting Pronouncements

In December 2007, the FASB ratified EITF Issue No. 07-1, Accounting for Collaborative Arrangements. EITF No. 07-1 provides guidance regarding financial statement presentation and disclosure of collaborative

ENDOCARE, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

arrangements to jointly develop, manufacture, distribute and market a product whereby the collaborators will share, based on contractually defined calculations, the profits or losses from the associated activities. The consensus requires collaborators in such an arrangement to present the result of activities for which they act as the principal on a gross basis and report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative accounting literature or a reasonable, rational and consistently applied accounting policy election. EITF Issue No. 07-1 is effective for fiscal years beginning after December 31, 2008, which will be our fiscal year 2009, and will be applied as a change in accounting principle retrospectively for all collaborative agreements existing as of the effective date. We have not yet evaluated the potential impact of adopting EITF No. 07-1 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations and SFAS No. 160, Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51. These standards will significantly change the accounting and reporting for business combination transactions and noncontrolling (minority) interests in consolidated financial statements. SFAS No. 141(R) requires companies to recognize all the assets acquired and liabilities assumed in a business combination and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, including capitalizing at the acquisition date the fair value of acquired in-process research and development, and re-measuring and writing down these assets, if necessary, in subsequent periods during their development. SFAS No. 141(R) will also impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration), exclude transaction costs from acquisition accounting, and change accounting practices for acquired contingencies, acquisition-related restructuring costs, indemnification assets, and tax benefits. SFAS No. 141(R) and SFAS No. 160 will be applied prospectively for business combinations that occur on or after January 1, 2009, except that presentation and disclosure requirements of SFAS No. 160 regarding noncontrolling interests shall be applied retrospectively. We are evaluating the future impacts and disclosures of these standards.

In April 2008, the FASB issued FSP FAS No. 142-3, which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which the cost of a recognized intangible asset is amortized under SFAS No. 142, Goodwill and Other Intangible Assets. The FSP requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset, and is an attempt to improve consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141, Business Combinations . The FSP is effective for fiscal years beginning after December 15, 2008, and the guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. We are evaluating the impact of the FSP on our results of operations, financial condition or liquidity.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants and the SEC did not, or are not believed by management to, have a material impact on our present or future consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Galil Medical Ltd. and its subsidiaries

We have audited the accompanying consolidated balance sheets of Galil Medical Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Since the date of completion of our audit of the accompanying financial statements and the initial issuance of our report thereon dated March 4, 2008, as discussed in Note 1b, the Company incurred an accumulated deficit and incurred a negative cash flow from operating activities. Accordingly and considering the Company’s current cash resources, its liquidity has been adversely affected. Note 1b describes management’s plans to address these issues.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2o and Note 12 to the consolidated financial statements, in 2007, the Company adopted Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
January 19, 2009

FII-1

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,		September 30,
	2006	2007	2008
			Unaudited
	U.S. dollars in thousands

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,612	$14,248	$3,482
Trade receivables (net of allowance for doubtful accounts of $5, $13 and $252 at December 31, 2006 and 2007 and September 30, 2008, respectively)	5,253	4,622	4,418
Other accounts receivable and prepaid expenses (Note 3)	333	501	772
Inventories (Note 4)	3,713	3,591	4,801

Total current assets	27,911	22,962	13,473

SEVERANCE PAY FUNDS	546	625	782

PROPERTY AND EQUIPMENT, NET (Note 5)	2,621	2,406	2,363

INTANGIBLE ASSETS, NET (Note 6)	11,448	10,296	9,433

GOODWILL	17,045	16,758	—

Total assets	$59,571	$53,047	$26,051

The accompanying notes are an integral part of the consolidated financial statements.

FII-2

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31,		September 30,
	2006	2007	2008
			Unaudited
	U.S. dollars in thousands, except share and per share data

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of capital lease obligations	$—	$64	$67
Trade payables	2,147	2,575	1,717
Other accounts payable and accrued expenses (Note 8)	4,278	8,437	8,829

Total current liabilities	6,425	11,076	10,613

LONG-TERM LIABILITIES:
Capital lease obligations	—	71	38
Accrued severance pay	636	729	915
Other long term liabilities	148	603	719

Total long-term liabilities	784	1,403	1,672

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)
SHAREHOLDERS’ EQUITY:
Share capital (Note 11) —
Ordinary shares of NIS 0.01 par value —
Authorized: 184,781,744 shares at December 31, 2006 and 2007, and September 30, 2008; Issued and outstanding: 85,799,588 at December 31, 2006 and 2007, and 85,308,120 shares at September 30, 2008	197	197	195
Series A-1 Convertible Preferred shares of NIS 0.01 par value — Authorized: 74,962,170 at December 31, 2006 and 2007; Issued and outstanding: 74,962,170 at December 31, 2006 and 2007, and September 30, 2008; Aggregate liquidation preference of approximately $50,119 at December 31, 2007	179	179	179
Series A-2 Convertible Preferred shares of NIS 0.01 par value — Authorized: 6,746,596 at December 31, 2006 and 2007; Issued and outstanding: 6,746,596 at December 31, 2006 and 2007, and September 30, 2008; Aggregate liquidation preference of approximately $3,753 at December 31, 2007	16	16	16
Additional paid-in capital	85,136	85,781	86,508
Accumulated other comprehensive income	—	—	21
Accumulated deficit	(33,166)	(45,605)	(73,153)

Total shareholders’ equity	52,362	40,568	13,766

Total liabilities and shareholders’ equity	$59,571	$53,047	$26,051

The accompanying notes are an integral part of the consolidated financial statements.

FII-3

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

				Nine Months Ended
	Year Ended December 31,			September 30,
	2005	2006	2007	2007	2008
				Unaudited
	U.S. dollars in thousands, except share and per share data

Revenues from sales to non-related party	$215	$1,822	$25,622	$19,272	$18,662
Revenues from sales to Oncura	8,046	6,699	—	—	—

Total revenues	8,261	8,521	25,622	19,272	18,662
Cost of revenues	6,020	5,038	8,296	6,049	5,808

Gross profit	2,241	3,483	17,326	13,223	12,854

Operating expenses:
Research and development	1,088	1,444	5,245	3,526	5,686
Sales and marketing	218	1,368	18,414	13,453	13,361
General and administrative	1,466	2,617	3,557	2,474	4,280
Impairment of goodwill	—	—	—	—	16,758

	2,772	5,429	27,216	19,453	40,085

Operating loss	531	1,946	9,890	6,230	27,231
Financial income (expenses), net	(178)	140	401	275	(142)
Other income, net	25	—	—	—	—
Loss and direct expenses related to acquisition of additional 75% in the Cryo Business and disposal of 25% holding in Oncura	—	(2,288)	—	—	—

Loss before equity in losses of an affiliate and impairment of investment in affiliate	684	4,094	9,489	5,955	27,373
Equity in losses of an affiliate and impairment of investment in affiliate	7,030	8,885	—	—	—

Net loss (Note 16)	$7,714	$12,979	$9,489	$5,955	$27,373

Basic and diluted net loss per share (Note 16)	$0.10	$0.16	$0.13	$0.09	$0.34

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	76,603,535	83,862,766	85,799,588	85,799,588	85,553,854

The accompanying notes are an integral part of the consolidated financial statements.

FII-4

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Series A-1									Accumulated
	Convertible								Additional	Other		Total	Total
	Preferred Shares		Series A-2 Convertible Preferred Shares		Ordinary Shares			Convertible	Paid-in	Comprehensive	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Shares		Amount	Notes	Capital	Income	Deficit	Loss	Equity
	U.S. dollars in thousands, except share data

Balance as of January 1, 2005	—	$—	—	$—	76,577,285		$176	$—	$40,967	$—	$(12,473)	$—	$28,670
Issuance of convertible notes, net	—	—	—	—	—		—	3,497	—	—	—	—	3,497
Issuance of shares upon exercise of stock options	—	—	—	—	17,500	*)	—	—	8	—	—	—	8
Stock based compensation expenses in respect of share options whose terms have been modified or accelerated	—	—	—	—	—		—	—	23	—	—	—	23
Stock based compensation expenses	—	—		—	—		—	—	73	—	—	—	73
Net loss	—	—	—	—	—		—	—	—	—	(7,714)	(7,714)	(7,714)

Total comprehensive loss												$(7,714)

Balance as of December 31, 2005	—	—	—	—	76,594,785		176	3,497	41,071	—	(20,187)		24,557
Conversion of convertible notes into Ordinary shares			—	—	7,364,883		17	(3,497)	3,480	—	—	$—	—
Issuance of shares upon exercise of stock options to employees			—	—	1,839,920		4	—	2	—	—	—	6
Issuance of Series A-1 Convertible Preferred shares, net	74,962,166	179	—	—	—		—	—	36,720	—	—	—	36,899
Conversion of long-term loan from shareholders into Series A-2 Convertible Preferred shares	—	—	6,746,596	16	—		—	—	3,584	—	—	—	3,600
Stock based compensation expenses in respect of share options whose terms have been modified or accelerated	—	—	—	—	—		—	—	15	—	—	—	15
Stock based compensation expenses	—	—	—	—	—		—	—	264	—	—	—	264
Net loss	—	—	—	—	—		—	—	—	—	(12,979)	(12,979)	(12,979)

Total comprehensive loss												$(12,979)

Balance as of December 31, 2006	74,962,166	179	6,746,596	16	85,799,588		197	—	85,136	—	(33,166)		52,362

FII-5

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY — (Continued)

	Series A-1									Accumulated
	Convertible		Series A-2 Convertible						Additional	Other		Total	Total
	Preferred Shares		Preferred Shares		Ordinary Shares			Convertible	Paid-in	Comprehensive	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Shares		Amount	Notes	Capital	Income	Deficit	Loss	Equity
	U.S. dollars in thousands, except share data

Balance as of December 31, 2006	74,962,166	179	6,746,596	16	85,799,588		197	—	85,136	—	(33,166)	—	52,362
Accumulated affect of adjustment upon adoption of FASB Interpretation No. 48	—	—	—	—	—		—	—	—	—	(2,950)	—	(2,950)
Stock based compensation expenses	—	—	—	—	—		—	—	645	—	—	$—	645
Net loss	—	—	—	—	—		—	—	—	—	(9,489)	(9,489)	(9,489)

Total comprehensive loss												$(9,489)

Balance as of December 31, 2007	74,962,166	179	6,746,596	16	85,799,588		197	—	85,781	—	(45,605)		40,568
Repurchase of shares (unaudited)	—	—	—	—	(586,258)		(2)	—	—	—	(175)	$(175)	(177)
Issuance of shares upon exercise of stock options granted to employees, (unaudited)	—	—	—	—	94,790	*)	—	—	4	—	—	—	4
Unrealized gain on forward and call option contracts, net (unaudited)	—	—	—	—	—		—	—	—	21		21	21
Stock based compensation expenses (unaudited)	—	—	—	—	—		—	—	723	—	—	—	723
Net loss (unaudited)	—	—	—	—	—		—	—	—	—	(27,373)	(27,373)	(27,373)

Total comprehensive loss (unaudited)												$(27,527)

Balance as of September 30, 2008 (unaudited)	74,962,166	$179	6,746,596	$16	85,308,120		$195	$—	$86,508	$21	$(73,153)		$13,766

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

FII-6

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Nine Months Ended
	Year Ended December 31,			September 30,
	2005	2006	2007	2007	2008
				Unaudited
	U.S. dollars in thousands

Cash flows from operating activities:
Net loss	$(7,714)	$(12,979)	$(9,489)	$(5,955)	$(27,373)
Adjustments required to reconcile net loss to net cash used in operating activities:
Inventories write-off	18	33	312	182	393
Depreciation and amortization	76	223	2,240	1,881	1,618
Impairment of goodwill	—	—	—	—	16,758
Adjustment to carrying amount of goodwill	—	—	287	—	—
Impairment of fixed assets	—	—	75	75	—
Compensation expenses in respect of options whose terms have been modified or accelerated	23	15	—	—	—
Stock-based compensation	73	264	645	469	723
Amortization expenses on long-term loan from shareholders	76	60	—	—	—
Decrease (increase) in trade receivables, net	(2,737)	(1,115)	631	(61)	204
Decrease (increase) in other accounts receivable, prepaid expenses and accrued interest	(44)	33	(168)	(301)	(251)
Increase in inventories	(111)	(339)	(425)	(2)	(2,020)
Increase (decrease) in trade payables	(163)	803	428	(372)	(858)
Increase in other accounts payable and accrued expenses	481	1,600	1,209	859	481
Accrued severance pay, net	16	36	14	11	29
Increase in other long-term liabilities	—	148	455	340	116
Loss from acquisition of additional 75% in the Cryo Business and disposal of 25% holding in Oncura(a)	—	1,748	—	—	—
Equity in losses of an affiliate and impairment of investment	7,030	8,885	—	—	—

Net cash used in operating activities:	(2,976)	(585)	(3,786)	(2,874)	(10,179)

Cash flows from investing activities:
Purchase of property and equipment	(160)	(168)	(549)	(193)	(289)
Net cash payment for acquisition of the Cryo business from Oncura and disposal of 25% holding in Oncura(a)	—	(20,000)	—	—	—

Net cash used in investing activities	(160)	(20,168)	(549)	(193)	(289)

FII-7

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

				Nine Months Ended
	Year Ended December 31,			September 30,
	2005	2006	2007	2007	2008
				Unaudited
	U.S. dollars in thousands

Cash flows from financing activities:
Proceeds from convertible notes, net	3,497	—	—	—	4
Issuance of Series A-1 Convertible Preferred shares	—	40,000	—	—	—
Principal payment of capital lease	—	—	(29)	(14)	(38)
Issuance expenses	—	(3,101)	—	—	—
Proceeds from exercise of stock options to employees	8	6	—	—	—
Repurchase of shares	—	—	—	—	(264)

Net cash provided by (used in) financing activities	3,505	36,905	(29)	(14)	(298)

Increase (decrease) in cash and cash equivalents	369	16,152	(4,364)	(3,081)	(10,766)
Cash and cash equivalents at the beginning of the year	2,091	2,460	18,612	18,612	14,248

Cash and cash equivalents at the end of the year	$2,460	$18,612	$14,248	$15,531	$3,482

Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Interest	$209	$110	$123	$—	$—

Non-cash transactions:
Conversion of convertible notes into Ordinary shares	$—	$3,497	$—	$—	$—

Conversion of long-term loan into Series A-2 Convertible Preferred shares	$—	$3,600	$—	$—	$—

Accumulated effect of adjustment upon adoption of FASB Interpretation No. 48, which was accounted with a corresponding increase to the January 1, 2007 balance of accumulated deficit against other accounts payable and accrued expenses	$—	$—	$2,950	$—	$—

Inventories transferred to property and equipment	$—	$43	$235	$234	$418

(a)	Acquisition of Cryo Business and disposal of 25% equity investment in Oncura

Working capital, excluding cash and cash equivalents, net of receivables due to Galil	$—	$(2,386)	$—	$—	$—
Property and equipment	—	(2,264)	—	—	—
Disposal of 25% equity investment in Oncura	—	13,204	—	—	—
Intangible assets and goodwill	—	(28,554)	—	—	—

	$—	$(20,000)	$—	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

FII-8

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands except share and per share data

NOTE 1: — GENERAL

a. Galil Medical Ltd. (“the Company”) was incorporated on December 16, 1996, in Israel and commenced its business operations on January 1, 1997. The Company is engaged in the development, manufacture and marketing of medical supplies based on an innovative cryotherapy technology (“Cryotherapy”) while incorporating powerful freezing technology and revolutionary needle design to destroy malignant and benign tumors (“Cryo”). In 2006 the Company established three wholly owned subsidiaries, Galil Medical Inc, Galil Medical UK Ltd. and Galil Medical Italy Srl., which are engaged in the marketing and sales of the Company’s products in the USA and the European markets, respectively.

b. Subsequent to the last audited balance sheet date, as of September 30, 2008, the Company incurred an accumulated deficit of approximately $73,153 (unaudited) since inception and incurred a negative cash flow from operating activities. The Company’s ability to continue to operate is dependent upon additional financial support until profitability is achieved. The Company’s management believes that sufficient additional funds can be raised from existing and new investors (See also Note 17d and 17e). However, there are no assurances that the Company will be successful in obtaining an adequate level of financing needed for current operations and long-term development. Should the Company not raise the financing needed, substantial doubt about the Company’s ability to continue as a going concern may raise. The accompanying financial statements do not include any adjustments to reflect the possible future effects on recoverability and reclassification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

c. On July 1, 2003, the Company completed the merger of its urology cryotherapy business and the urology brachytherapy business of Amersham plc. (acquired on April 8, 2004 by General Electronic Corporation (“GE”)). Upon the merger, a new company, Oncura Inc. (“Oncura”), was incorporated under the laws of Delaware with the Company holding an aggregate ownership interest of 25%. Oncura aimed to provide minimally invasive treatment options for prostate cancer using brachytherapy and cryotherapy technologies. The Company and Amersham each entered, separately, into supply and research and development service agreements with Oncura based on a cost plus pricing, according to the terms and conditions stipulated in the relevant agreements.

d. Acquisition of the Cryo Business and disposal of 25% equity investment in Oncura:

On December 8, 2006 (“the December 8, 2006 Transaction”) the Company signed two agreements whereby: (1) the Company sold to GE its holdings in Oncura (25%) in consideration of $20,000; (2) the Company acquired the Cryo business from Oncura in consideration of $46,000, thereby effectively increasing its indirect holding in the Cryo business from 25% to a direct holding of 100%.

By concluding the acquisition, the Company obtained the full urology based cryo business, including all the related customers, inventories, fixed assets and licenses to use the technology.

The December 8, 2006 Transaction was considered as a single acquisition accounted for under applicable business combination accounting principles, whereby the Company increased its holding in the Cryo Business from 25% to 100% in consideration of $20,000 in cash and surrendering its accounts receivables and loan balances of approximately $6,000 due from Oncura, and a 25% holding in the brachy business.

According to SFAS 153, “Exchange of Nonmonetary Assets” and SFAS 141, “Business Combination”, the transaction does not involve an exchange of similar productive assets but rather a transaction using the purchase method of accounting, therefore, the Company effectively kept its original 25% interest in the cryo business at its carrying value amount of the cryo business as reflected in the Company’s financial statements through the investment in Oncura and revalued to fair value the remaining 75% cryo business purchased from Oncura.

As a result, in 2006 the Company has recorded a loss of $1,748, which is included in the statement of operations as loss from acquisition of additional 75% in the cryo business and disposal of 25% holding in Oncura.

FII-9

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated fair value of the identifiable assets acquired and liabilities assumed as of December 8, 2006 is as follows:

Current assets	$3,189
Inventory	1,816
Property and equipment	1,554
Intangible assets	11,520

18,079
Accrued expenses and other liabilities	(649)

(649)

Fair value of net assets, representing the remaining 75% Cryo Business purchased from Oncura	17,430
Original 25% interest in the Cryo Business at its carrying value amount as reflected in the company’s financial statements through the investment in Oncura	2,245
Goodwill arising on acquisition	17,045

$36,720

Adjustment to the carrying amount of goodwill for the period ended December 31, 2007 is as follows:

Balance as of December 31, 2006	$17,045
Accounts receivable related to the Cryo business collected before December 31, 2007 at amounts in excess of amounts initially estimated at closing date during the allocation period, net	(287)

Balance as of December 31, 2007	$16,758	*)

*)	Goodwill impairment had occurred during the quarter ended September 30, 2008 (see below).

In accordance with SFAS No. 142, goodwill arising from the acquisition will not be amortized. In lieu of amortization, the Company is required to perform an annual impairment review. If the Company determines through the impairment review process that goodwill has been impaired, it will record the impairment charge in its statement of operations. The Company will also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company performs the annual impairment test in the fourth quarter of each year. During the third quarter of 2008, certain indicators for impairment of the Company’s goodwill occurred, such as fair market value of publicly traded competitive companies, and the Company’s recent results. The Company’s management used the income approach in order to determine the Company’s total fair value. After comparing the fair value with the carrying amounts of its total assets and liabilities, it was concluded that the carrying value of the Company’s net assets exceeded the estimated fair value. Accordingly the Company’s management has continued to the next step as provided by SFAS No. 142 and calculated the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets).The Company’s management used operational projections, discounted cash flow analysis and third party’s valuations in performing the analysis. As a result of this analysis, the Company’s management determined that goodwill impairment had occurred and recognized a non-cash impairment charge of $16,758 during the quarter ended September 30, 2008. The impairment is primarily a result of a reduction in the estimated future cash flows attributable to the cryoablation urology business (see also Note 2j).

FII-10

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Unaudited pro-forma results:

The following represents the unaudited pro-forma results of operations of the Cryo Business and the Company’s consolidated statements of operations for the years ended December 31, 2005 and 2006, assuming that Cryo Business acquisition occurred on January 1, 2005.

	Year Ended December 31,
	2005	2006
	Unaudited
	Total consolidated

Revenues	$17,629	$19,963

Loss before income taxes	$(10,748)	$(10,007)

Net loss	$(10,885)	$(10,149)

Basic and diluted net loss per share	$(0.14)	$(0.12)

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

a. Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars:

A majority of the revenues of the Company is generated in U.S. dollars (“dollar”). In addition, a substantial portion of the Company’s costs is incurred in dollars. The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company and each of its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

Accordingly, accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

c. Interim financial information:

The consolidated balance sheet as of September 30, 2008 and the related consolidated statements of operations and cash flows for the nine months ended September 30, 2007, and 2008, and the statement of changes in shareholders’ equity for the nine months ended September 30, 2008 are unaudited. This unaudited information has been prepared by the Company on the same basis as the audited annual consolidated financial statements and, in management’s opinion, reflects all adjustments necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for interim financial reporting for the period presented and accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

FII-11

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d. Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Inter-company transactions and balances, including profits from inter-company sales not yet realized, have been eliminated upon consolidation.

e. Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

f. Investment in an affiliate (see also Note 1d):

In these financial statements, affiliate is a company held to the extent of 20% or more (which is not a subsidiary), or a company less than 20% held, where the Company can exercise significant influence over operating and financial policies of the affiliate. The investment in an affiliate was accounted for in accordance with the equity method of accounting. Profits on intercompany sales, not realized outside the group have been eliminated. The excess of the purchase price over the fair value of net tangible assets acquired has been attributed to goodwill and other intangible assets.

The investment in the affiliate was accounted for under the equity method of accounting in accordance with APB No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”).

Summarized financial information of the affiliate is as follows:

	Period from	Period from
	January 1,	January 1,
	2005 through	2006 through
	December 31,	December 8,
	2005	2006

Revenues	$72,063	$41,664

Gross profit	$31,183	$17,127

Net loss	$(6,209)	$(9,566)

The Company’s investment in the affiliate was reviewed for impairment by the Company’s management whenever events or changes in circumstances indicated that the carrying amount of the investment may not be recoverable and when indications of goodwill or intangible assets impairments were indicated. During 2005 and 2006, in light of the affiliate’s results of operations and other indicators, the Company recorded an impairment loss in the amount of $4,964 and $6,122, respectively due to other-than-temporary decline in the value of the investment. The impairment has been recorded within the equity in losses of an affiliate and impairment of investment in affiliate, in the statements of operations.

g. Inventories:

1. Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence.

Cost is determined as follows:

Raw materials, parts and supplies : using the “first-in, first-out” method. Finished products and work in progress : With respect to raw materials — using the “first-in, first-out” method. With respect to labor and manufacturing expenses — on the basis of actual expenses.

2. Inventory write-off recorded in 2005, 2006, 2007 and the nine-month period ended September 30, 2008, amounted to $18, $33, $312 and $393, respectively.

FII-12

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

h. Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method, over the estimated useful lives of the assets at the following annual rates:

%

Machinery and equipment	15 - 20
Office furniture and equipment	6 - 15
Computers and peripheral equipment	20 - 33
Medical equipment*)	20
Leasehold improvements	Over the term of the lease or the life of the asset, whichever is shorter

*)	Equipment placed at customer sites for use with the Company’s disposable kits is depreciated into cost of goods sold ratably over 5 years.

Impairment of long lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs. As of December 31, 2005 and 2006 no impairment losses have been identified. As of December 31, 2007 the Company recorded an impairment loss in the amount of $75 in respect of unusable production equipment. As of September 30, 2008 no impairment losses have been identified

i. Intangible assets:

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over their useful economic life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at each financial year-end. The amortization expense on intangible assets with finite lives is recognized in the statement of operations.

The Company’s intangible assets consist of patent technology and customer relationships. Both assets are amortized over an estimated useful life which benefits are expected to be received. As of December 31, 2006 and 2007, no impairment losses have been identified.

The Company assessed whether there had been an impairment of the Company’s intangible assets in accordance with SFAS No. 144 as of September 30, 2008. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying value of the asset. Based upon this analysis the Company concluded that impairment of the intangible assets is not required as of September 30, 2008.

FII-13

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

j. Goodwill:

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment at least, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Annual impairment test is performed by the Company in the fourth quarter of each year.

In accordance with SFAS No. 142, due to certain indicators as more fully described in Note 1d, the Company performed an interim assessment of goodwill impairment as of September 30, 2008. As a result of this analysis, the Company determined that goodwill impairment had occurred and recognized a non-cash impairment charge of $16,758 during the quarter ended September 30, 2008. The impairment is primarily a result of a reduction in the estimated future cash flows attributable to the cryoablation urology business.

k. Warranty costs:

The Company generally offers a standard limited warranty for a period of one year for its products. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time revenues are recognized. Provision for warranty as of December 31, 2006 and 2007 and September 30, 2008, amounted to $29. A tabular reconciliation of the changes in the Company’s aggregate product warranty liability was not provided due to immateriality.

l. Employee related benefits:

Severance pay

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for its Israeli employees is fully provided by monthly deposits with insurance policies and by an accrual.

The deposited funds include net profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay expense for the years ended December 31, 2005, 2006, 2007, amounted to approximately $16, $36 and$14, respectively.

401K profit sharing plans

The Company’s USA subsidiary has a savings plan in the United States that qualifies under Section 401(k) of the Internal Revenue Code. U.S employees may contribute up to 100% of their pretax salary, but not more than statutory limits. The Company contributes one dollar for each dollar a participant contributes in this plan, in an amount of up to 3% of a participant’s earnings and in addition, it contributes fifty cents for each dollar a participant contributes in this plan, for an additional 1% of a participant’s earnings. Matching contributions in 2007 for all the plans were $187. Matching contributions are invested in proportion to each participant’s voluntary contributions in the investment options provided under the plan.

Notice period

The Company accrued a long term liability in respect of its notice period obligations to its employees. In the event employment is terminated, the Company shall pay the employees their base salary and benefits otherwise

FII-14

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payable to them at such times and in such installments as would be the case if there had been no termination of employment through the day which is determined in each of their employment agreements.

m. Revenue recognition:

Most of the Company’s revenues are derived from systems and disposable kits sales which are recognized in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”), when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. Generally, the Company does not have any significant obligations after delivery and does not grant a right of return to its customers. Revenues related to services performed in the US by third party providers in connection with the Company’s procedures are recognized when the procedures performed.

The Company routinely assesses the financial position of its customers to determine its exposure to credit risk. Accounts receivable are carried at the original invoice amount, less a provision for doubtful accounts, based on a periodic review of outstanding receivables. Allowances are provided for known and anticipated credit losses, as determined by management in the course of regularly evaluating customer receivables. This evaluation takes into consideration a customer’s financial position and credit history, as well as current economic conditions. Accounts receivable are written off when deemed uncollectible.

n. Research and development costs:

Research and development costs are charged to the statement of operations as incurred.

o. Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained) otherwise a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to FAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months (see also Note 12).

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 is reported as an adjustment to the opening balance of accumulated deficit. The adoption of FIN 48 resulted in an increase of the tax provision in the amount of $2,950, which was accounted with a corresponding increase to the January 1, 2007 balance of accumulated deficit.

FII-15

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

p. Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts for cash and cash equivalents, trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments.

q. Accounting for stock-based compensation:

Effective January 1, 2006 (“the effective date”), the Company adopted SFAS No. 123(R), “Share-Base Payment”, which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) which required the measurement and recognition of compensation expenses based on estimated fair value for all share based payment awards made to employees and directors. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R).

The Company adopted SFAS 123(R) using the modified-prospective transition method. According to the modified-prospective transition method, compensation cost is recognized beginning with the effective date (a) based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the grant date fair value estimated in accordance with the provisions of SFAS 123 “Accounting For Stock-Based Compensation” (“SFAS 123”) for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. Results of prior periods have not been restated, in accordance with the modified prospective transition method.

Previously, the Company adopted the fair-value-based method of accounting based on the provisions of SFAS 123 for share-based payments effective January 1, 2003 using the prospective methods described in SFAS 148, “Accounting for Stock-Based Compensation- Transition and Disclosure”.

The difference between the expense related to stock-based employee compensation included in the determination of net income for 2006, and the expense which would have been recognized if SFAS 123 been applied to all awards granted after the original effective date of SFAS 123R is immaterial.

The Company recognizes compensation expenses for the value of its awards based on the straight line method over the requisite service period of each of the awards.

The Company applies EITF 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, with respect to options issued to non-employees.

The Company’s additional disclosures required by SFAS 123R are provided in Note 11.

r. Losses per share:

Basic net loss per share (“Basic EPS”) is computed by dividing net loss attributable to Ordinary shareholders by the weighted average number of shares of Ordinary shares outstanding during the period, excluding shares subject to repurchase. The Company applied the two-class method as required by EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”. The two-class method is an allocation formula that determines earnings per share for each class of Ordinary shares and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings.

FII-16

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Diluted net loss per share (“Diluted EPS”) gives effect to all dilutive potential Ordinary shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on losses. For the years ended December 31, 2005, 2006 and 2007 and the nine months ended September 30, 2008 and 2007, the Company had outstanding convertible Preferred stock, warrants to purchase common stock and stock options to purchase common stock, which were not included in the calculation of Diluted EPS due to the anti-dilutive nature of these instruments in the following amounts:

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2006	2007	2007	2008
				Unaudited

Series A-1 Convertible Preferred shares	—	74,962,166	74,962,166	74,962,166	74,962,166

Series A-2 Convertible Preferred shares	—	6,746,596	6,746,596	6,746,596	6,746,596

Options to purchase Common stock	4,714,785	12,181,165	14,467,956	13,299,915	25,209,335

Warrants to purchase Common stock	1,070,956	1,070,956	—	—	—

Convertible notes	7,364,883	—	—	—	—

s. Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

Cash and cash equivalents are invested in major banks in Israel, the U.S.A. and in the U.K. Management believes that minimal credit risk exists with respect to these investments.

Trade receivables are derived from sales to customers primarily located in North America, Europe and Asia Pacific. The Company and its subsidiaries perform ongoing credit evaluations of their major customers and to date have not experienced any material losses.

t. Impact of recently issued accounting standards:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company does not expect that the adoption of SFAS 157 will have any effect on non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in

FII-17

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. The Company’s management has determined that the adoption of SFAS 159 will not have a significant impact on its consolidated financial statements since it has not elected the fair value option for any of its existing assets or liabilities as of FAS 159 effective date.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007) (SFAS 141R), “Business Combinations”. SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, it is expected that the Company would account for the Merger under the provisions of SFAS 141R, should the Merger be consummated after December 31, 2008. The adoption of SFAS 141R may affect the Company’s financial statements with respect to the Merger (See Note 17a).

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective for fiscal years beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of SFAS 160 is not expected to have any effect on the Company’s existing consolidated financial statements.

On December 21, 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces a section of SAB 107, “Share-Based Payment”. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), “Share-Based Payment”. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The adoption of SAB 110 is not expected to have any effect on the Company’s existing consolidated financial statements.

NOTE 3: — OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,		September 30,
	2006	2007	2008
			Unaudited

Government authorities	$109	$145	$82
Prepaid expenses	171	222	474
Deposits	49	113	141
Other	4	21	75

	$333	$501	$772

FII-18

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4: — INVENTORIES

	December 31,		September 30,
	2006	2007	2008
			Unaudited

Raw materials, parts and supplies	$740	$1,380	$2,162
Work-in-progress	470	261	338
Finished products	2,503	1,950	2,301

	$3,713	$3,591	$4,801

NOTE 5: — PROPERTY AND EQUIPMENT, NET

a. Comprised as follows:

	December 31,		September 30,
	2006	2007	2008
			Unaudited

Cost:
Machinery and equipment	$493	$423	$501
Office furniture and equipment	240	355	522
Computers and peripheral equipment	413	717	797
Medical equipment*)	2,163	2,363	2,761
Leasehold improvements	31	299	302

	3,340	4,157	4,883

Accumulated depreciation:
Machinery and equipment	289	322	369
Office furniture and equipment	42	110	168
Computers and peripheral equipment	324	421	520
Medical equipment*)	54	878	1,418
Leasehold improvements	10	20	45

	719	1,751	2,520

Depreciated cost	$2,621	$2,406	$2,363

*)	Equipment placed at customer sites for use with the Company’s disposable kits.

b. Depreciation expense amounted to $76, $151, $1,088 and $756 for the years ended December 31, 2005, 2006, 2007 and for the nine-month period ended September 30, 2008, respectively.

FII-19

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 6: — INTANGIBLE ASSETS

a. Comprised as follows:

	December 31,		September 30,
	2006	2007	2008
			Unaudited

Cost:
Customer relationship	$2,155	$2,155	$2,155
Patented technology	9,365	9,365	9,365

	11,520	11,520	11,520

Accumulated amortization:
Customer relationship	13	229	390
Patented technology	59	995	1,697

	72	1,224	2,087

Amortized cost	$11,448	$10,296	$9,433

b. Amortization expense amounted to $72, $1,152 and $863 for the years ended December 31, 2006, and 2007 and for the nine-month period ended September 30, 2008, respectively.

c. Estimated amortization expenses for the following years is as follows:

2008	$1,153
2009	1,153
2010	1,153
2011	1,153
2012 and thereafter	5,684

$10,296

NOTE 7: — GOODWILL

Balance as of December 31, 2006	$17,045
Accounts receivable related to the Cryo business collected before December 31, 2007 at amounts in excess of amounts initially estimated at closing date, net	(287)

Balance as of December 31, 2007	16,758
Impairment of goodwill	(16,758)

Balance as of September 30, 2008	$—

FII-20

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8: — OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,		September 30,
	2006	2007	2008
			Unaudited

Employees and payroll accruals	$1,472	$2,045	$1,786
Accrued expenses	2,192	2,608	3,024
Government authorities and tax provisions	585	3,755	3,990
Warranty reserve	29	29	29

	$4,278	$8,437	$8,829

NOTE 9: — COMMITMENTS AND CONTINGENT LIABILITIES

a. Royalty commitments:

1. Royalties to the Office of the Chief Scientist (“OCS”):

The Company participated in programs sponsored by the Government of Israel for the support of research and development activities. The Company has obtained grants from the Office of the Chief Scientist at Israel’s Ministry of Industry, Trade and Labor (“the OCS”), aggregating approximately $1,820 for the Company’s development projects. The Company was required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the OCS research and development grants received, linked to the dollar, and for grants received after January 1, 1999, which also bear interest at the rate of LIBOR. The Company was obligated to repay the Government for the grants received only to the extent that there are sales of the funded products.

The Company paid or accrued royalties in the amounts of $706, $306 and $767 for the years ended December 31, 2005, 2006 and 2007, respectively relating to the repayment of such grants.

As of December 31, 2007 and September 30, 2008, the Company has no contingent obligation to pay royalties to the OCS.

2. Royalty obligation to the Marketing Fund of the Government of Israel:

The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded the Company grants for participation in foreign marketing expenses. The Company is committed to pay royalties at the rate of 4% of the increase in foreign sales, up to an amount equal to 100% of the grant received, linked to the dollar, plus interest on the unpaid amount based on the six-month LIBOR rate applicable to dollar deposits.

The Company accrued royalties in the amount of $30, $0 and $0 for the years ended December 31, 2005, 2006 and 2007, respectively, relating to the repayment of such grants.

As of December 31, 2007 and September 30, 2008, the Company has no contingent obligation to pay royalties to the Marketing Fund of the Government of Israel.

FII-21

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b. Operating lease:

The Company rents its offices in Israel, United States and United Kingdom under operating lease agreements. It also rents cars in Europe and in Israel under operating lease agreements. Aggregate minimum lease commitment under non-cancelable operating lease as of September 30, 2008, is as follows:

2008	$386

2009	$783

2010	$540

2011	$93

Total rental expenses for the years ended December 31, 2005, 2006 and 2007 and for the nine-month period ended September 30, 2008 amounted to $306, $329 $701 and $734, respectively.

c. Purchase commitments

The Company signs agreements to purchase goods or services in its ordinary course of business. These obligations are not recorded in the consolidated financial statements until contract payment terms take effect. These obligations are subject to changes based on, among other things, the Company’s manufacturing operations not operating in the normal course of business, the demand for the Company’s products, and the ability of the Company’s suppliers to deliver the products or services as promised. As of December 31, 2007 the Company had obligations of $1,524, which will materialize through 2008. As of September 30, 2008, the Company had obligations of $910, which will materialize through 2009.

d. Guarantees:

The Company provided a bank guarantee in the amount of $50 and $60 in respect of office rental agreements and a bank guarantee in the amount of $5 and $0 in respect of products supply agreement, as of December 31, 2007 and September 30, 2008, respectively.

e. Litigation:

From time to time, the Company becomes involved in legal proceedings and claims, which arise in the ordinary course of business. The Company considers that the ultimate liability with respect to any known action will not materially affect the business, financial position, results of operations or cash flows of the Company.

NOTE 10: — HEDGING INSTRUMENTS

During 2008, the Company entered into put and call option contracts to hedge portions of its anticipated NIS payroll payments for periods of one to three months. These contracts are designated as cash flow hedges, as defined by Financial Accounting Standard Board Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”), as amended, and are all considered by management as highly effective as hedges of these expenses.

As of September 30, 2008, the Company had outstanding put and call options with commercial banks, having a total notional principal amount of approximately $1,000.

During the nine months ended September 30, 2008, the Company recognized a net unrecognized gain of $25 related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as payroll expenses (income) in the statement of operations.

At September 30, 2008, the Company expects to reclassify $21 of net gain on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

FII-22

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 11: — SHAREHOLDER’S EQUITY

a. Issuance of shares:

1. On January 20, 2006 the Company issued 7,364,883 Ordinary shares upon the conversion of a Convertible Note at a conversion rate of $0.48 per share (see also (c) below).

2. Upon the December 8, 2006 Transaction, the Company issued 74,962,166 Series A-1 Convertible Preferred shares for a total consideration of $40,000. In addition, a loan granted to the Company in April 2004 was converted into 6,746,596 Series A-2 Convertible Preferred shares based on per share price of $0.5336.

Considering the economic characteristics, risks and the contractual terms of the Series A-1 Convertible Preferred shares and Series A-2 Convertible Preferred shares (together “Series A Convertible Preferred shares”), the fact that these shares are non redeemable and could not be settled in cash, based on the applicable guidance, the Company has classified these shares within permanent equity (see also (b) below).

3. During 2006, the Company issued 1,839,920 Ordinary shares upon exercise of options by employees and directors.

b. Rights of shares:

1. Ordinary shares:

The Ordinary shares confer upon the holders the right to receive notice to participate and vote in shareholders meetings of the Company and to receive dividend, if declared.

2. Series A Convertible Preferred shares confer upon the holders the following rights:

Voting:

Each outstanding Series A Convertible Preferred share shall be entitled to a number of votes equal to the number of Ordinary Shares into which such Series A Convertible Preferred share is then convertible.

Dividend:

Dividends at the rate of 4% per annum compounded annually on the applicable Original Liquidation Price. Dividends shall accrue from day to day, whether or not declared, and shall be cumulative.

Liquidation preference:

Upon any liquidation, dissolution or winding up of the Company and its subsidiaries, each holder of outstanding Series A Convertible Preferred shares shall be entitled to be paid in cash or in securities or property other than cash, before any amount shall be paid or distributed to the holders of the Ordinary shares or any other shares ranking on liquidation junior to the Series A Convertible Preferred shares, an amount per share of series of Series A Convertible Preferred shares equal to (a) the applicable Original Liquidation Price to each such series of Series A Convertible Preferred shares ($0.6413 for Series A-1 Convertible Preferred shares and $0.5336 for Series A-2 Convertible Preferred shares) plus (b) any declared but unpaid dividends on such Series Convertible Preferred share, plus (c) any Accrued Dividends not previously paid (the “Preference Amount”).

After the payment in full of the Series A Preference amount the remaining assets and funds of the Company available for distribution to its shareholders, if any, shall be paid to, or distributed among, the holders of Series A Convertible Preferred shares and the holders of Ordinary shares and other shares ranking on liquidation junior to Series A Convertible Preferred shares then outstanding, pro rata, on an as-converted basis.

FII-23

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Conversion:

Each outstanding Series A Convertible Preferred share shall be converted into such number of fully paid and nonassessable Ordinary shares as is determined by dividing (a) the applicable Original Liquidation Price by (b) the applicable Conversion Price at the time in effect for such Series A Convertible Preferred share (the “Conversion Rate”). The initial applicable “Conversion Price” per share shall be the Convertible Preferred shares Original Liquidation Prices, subject to adjustment as defined in the Company’s articles of association.

Tag-along rights:

At any time following the fourth anniversary of December 8, 2006 and prior to an IPO of the Company (“QPO” in the Company’s Articles), the holders of 66.66% of the voting power of the then issued and outstanding Series A-1 shares have the right to force the Company’s shareholders to a “Sale Event” as defined in the Company’s articles.

c. Convertible notes:

On May 19, 2005, the Company signed a convertible debenture (“the Convertible Notes”) agreement with certain of its existing shareholders, according to which it had received during 2005 an aggregate amount of approximately $3,500, in two equal installments.

The Convertible Notes bear no interest and shall be automatically converted into Ordinary shares of the Company at the earlier of (i) December 31, 2005, which was postponed to January 20, 2006, or (ii) the date of an agreement for an investment in either the Company or Oncura, or for an acquisition with respect to either the Company or Oncura, or for an Oncura equity transaction (all as defined in the agreement), or (iii) the date of an IPO with respect to either the Company or Oncura. Since the Convertible Notes holders did not have the right to be repaid in cash or to redeem the Convertible Notes, the Notes were classified within shareholder equity. The Convertible Notes were converted into Ordinary shares on January 20, 2006 (see also a above).

d. Share option plans:

Under the Company’s Stock Option Plans (the “Plans”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries.

Pursuant to the Plans, the Company reserved for issuance 31,228,503 Ordinary shares. During 2005, the Company granted 401,000 options to employees and 50,000 options to consultants with an average exercise price of $0.45 per share. During 2006, the Company granted 9,364,176 options to employees and 90,000 to consultants with an average exercise price of $0.45 per share. During 2007, the Company granted 4,966,666 options to employees and 300,000 options to consultants with an average exercise price of $0.27 per share. During the nine-month period ended September 30, 2008, the Company granted 13,673,334 options to employees and 30,000 options to consultants, with an average exercise price of $0.27 per share.

Each option granted under those Plans is exercisable until the earlier of ten years from the date of the grant of the option or the expiration dates of the respective option plans. The options vest primarily over four years (unless the Board of Directors approves otherwise in accordance with the provisions of the plans). In certain circumstances, several executive officers of the Company have accelerated option vesting terms. Any options canceled or forfeited before expiration, become available for future grants.

On December 8, 2006, the Company repriced all outstanding options with exercise price over $0.45 to an exercise price of $0.45. On June 27, 2007, the Company re-priced all outstanding options granted in December 2006 and thereafter to an exercise price of $0.27.

FII-24

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company estimates the fair value of stock options granted to employees on the date of the grant using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, noted in the following table, of which the most significant are expected stock price volatility and the expected option term.

The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 as the average of the vesting period and the contractual term. The computation of expected volatility is based on realized historical stock price volatility of peer companies. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value of the Company’s stock options granted to employees and directors for the years ended December 31, 2005, 2006 and 2007 and for the nine months ended September 30, 2007 and 2008, was estimated using the following weighted average assumptions:

	December 31,			September 30,
	2005	2006	2007	2007	2008

Risk-free interest rate	3.5%	4.5%	4.5%	4.5%	4.5%
Expected dividend yield	0%	0%	0%	0%	0%
Expected volatility	50%	75%	75%	75%	75%
Expected lives	4	6	6	6	6

The fair value of each option granted to consultant is estimated on the measurement date using the Black-Scholes formula with the following weighted average assumptions: expected volatility of 75%, risk-free interest rates of 4.5% dividend yields of 0% and an expected life equal to the options’ contractual life.

A summary of employee option activity under the Plans as of September 30, 2008 and changes during the nine-months period ended September 30, 2008 are as follows:

	Nine-Months Ended September 30, 2008
			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual Term	Intrinsic
	Options	Price	(Years)	Value
	(Unaudited)

Outstanding at beginning of year	14,467,956	$0.26
Granted	13,703,334	$0.27
Exercised	(94,790)	$0.05
Cancelled or forfeited	(2,867,165)	$0.31

Outstanding at end of year:	25,209,335	$0.26	8.6	$348

Vested and expected to vest at September 30, 2008	23,948,868	$0.26	8.6	$348

Exercisable options at September 30, 2008	7,141,213	$0.23	6.8	$348

FII-25

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of employee option activity under the Plans as of December 31, 2007 and changes during the year ended December 31, 2007 are as follows:

	Year Ended December 31, 2007
				Weighted
		Weighted		Average
		Average		Remaining	Aggregate
	Number of	Exercise		Contractual Term	Intrinsic
	Options	Price		(Years)	Value

Outstanding at beginning of year	12,181,165	$0.26	*)
Granted	4,966,666	$0.27
Exercised	—	$—
Cancelled or forfeited	(2,679,875)	$0.44

Outstanding at end of year:	14,467,956	$0.26		8.20	$370

Vested and expected to vest at December 31, 2007	13,744,558	$0.26		8.20	$370

Exercisable options at December 31, 2007	6,017,546	$0.24		6.9	$370

*)	As mentioned above, on June 27, 2007, the Company re-priced all outstanding options granted in December 2006 and thereafter to an exercise price of $0.27.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2005, 2006 and 2007 was $0.23, $0.19 and $0.19, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2007 and September 30, 2008. As of December 31, 2007, there was approximately $1,140 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s Plans. That cost is expected to be recognized over a weighted-average period of 3 years. The total intrinsic value of options exercisable during the years ended December 31, 2005, 2006 and 2007 was $0, $500 and $0, respectively.

Total compensation expenses recognized by the Company related to its stock-based employee and consultants’ compensation awards, including modifications of terms as mentioned, amounted to $96, $279, $645 and $723 for the years ended December 31, 2005, 2006, 2007 and for the nine-month period ended September 30, 2008, respectively. Modification of the assumptions used in 2005 to estimate the fair value of the Company’s stock options, to the assumptions used in 2006 and 2007, will not cause a material difference in the compensation expenses recognized by the Company.

e. In November 2007, the Company’s Board of Directors authorized to repurchase up to 586,258 Ordinary shares from a former executive of the Company. During 2008, the Company purchased 586,258 of its Ordinary shares (see also Note 11f).

f. Put Option for former executive

In May 2008, the Company purchased the Shares from the Executive for a total consideration of $264, of which $87 was recognized as salary expenses during 2007 and the remaining, in the amount of $177, was recognized in the shareholders’ equity as accumulated deficit.

NOTE 12: — INCOME TAXES

a. In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax

FII-26

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

The Company adopted the provisions of FIN 48 as of January 1, 2007. As a result of the implementation of FIN 48, the Company recognized $2,950 increase in liability for unrecognized tax positions which was accounted with a corresponding increase to the January 1, 2007 balance of accumulated deficit. As of January 1, 2007, liabilities for unrecognized tax positions in accordance with FIN 48 amounted to $2,950.

Interest associated with uncertain tax position, which during the year ended December 31, 2007 and for the nine month period ended September 30, 2008 amounted to $220 and $235, respectively, is classified as financial expenses in the financial statements. The Company’s policy for interest related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

Unrecognized
Tax Benefits

Balance at January 1, 2007	$2,950
Additions based on tax positions related to the current year	—
Additions of exchange rate, penalties and interest related to unrecognized tax liabilities from previous years	220

Balance at December 31, 2007	3,170
Additions based on tax positions related to the current period (unaudited)	—
Additions of exchange rate, penalties and interest related to unrecognized tax liabilities from previous years (unaudited)	235

Balance at September 30, 2008 (unaudited)	$3,405

The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. As of December 31, 2007, the tax returns of the Company and its subsidiaries are open to examination by the Israeli and other tax authorities for the tax years 2003 through 2007.

b. The Company:

1. Measurement of taxable income under the Israeli Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index (“CPI”). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

2. Tax rates:

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2007 — 29%, in 2008 — 27%, in 2009 — 26% and in 2010 and thereafter — 25%.

FII-27

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amendment is not expected to have a material effect on the Company’s financial position and results of operations.

3. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959:

The Company applied for an “Approved Enterprise” status for its production facilities in Israel under the above law. The main benefit, to which the Company is entitled, is the exemption from tax on income derived from “Approved Enterprise” for ten years. The period of tax benefits is subject to limits of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier.

The Company completed in 2000 the implementation of its first program. According to approval of the Investment Center for the Company’s first program, the Company was entitled to a shorter period of benefits of three years of tax exemption commencing in 2001, which was utilized in the years 2002 and 2003, and on the January 1, 2004 the plan was cancelled. The base turnover was determined at $2,500. The Company has decided not to distribute dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”. The Company’s second program has been completed at the end of 2005 and final approval of the Investment Center was received during 2007. Accordingly, income that will not be attributed to the second program may be subject to the tax at the regular rate.

On April 1, 2005, an amendment to the Law came into effect (“the Amendment”) and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Beneficiary Enterprise” (rather than the previous terminology of Approved Enterprise), such as a provision requiring that at least 25% of the “Beneficiary Enterprise’s” income will be derived from export.

Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies are no longer required for Investment Center approval in order to qualify for tax benefits. The period of tax benefits for a new “Beneficiary Enterprise” commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Law (“Year of Election”).

However, the Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the Company’s existing “Approved Enterprises” programs will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required in the future to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, the Company did not generate income under the provisions of the new law.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published there under and the instruments of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, in whole or in part, the Company may be required to pay additional taxes for the period in which it benefited from the tax exemption and would likely be denied these benefits in the future.

In the event of a dividend distribution (including withdrawals and charges that are deemed to be dividends) out of the income originating from the approved enterprise, income from such distributed dividend will be subject to the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits.

Income from sources other than the “Approved Enterprise” or “Beneficiary Enterprise” during the benefit period will be subject to tax at the regular rate.

FII-28

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In September, 2007, the Company applied to the Israeli tax authorities for approval of a new “Beneficiary Enterprise” status and requested the year 2007 to be the Year of Election (as defined thereunder).

c. Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

d. Carryforward tax losses and credits:

The Company has estimated total available carryforward operating tax losses of approximately $7,500, to offset against future taxable profit. As of December 31, 2007, the Company provided a full valuation allowance in respect of all the deferred tax assets resulting from the carryforward operating tax losses for which future offset is doubtful. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

e. Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31,
	2006	2007

Deferred tax assets:
Carryforward tax losses	$5,284	$8,069
Temporary differences relating to intangible assets	929	694
Other	229	338

Gross deferred tax assets	6,442	9,101
Valuation allowance	(6,442)	(9,101)

Net deferred tax assets	$—	$—

FII-29

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

f. Reconciling items between the statutory tax rate of the Company and the effective tax rate:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to loss of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year Ended December 31,
	2005	2006	2007

Loss before equity in losses of an affiliate and impairment of investment in affiliate	$684	$4,094	$9,489

Statutory tax rate	34%	31%	29%

Theoretical tax expenses (benefit) on the above amount at the Israeli statutory tax rate	$233	$1,269	$2,752
Tax adjustment in respect of different tax rates and “Approved Enterprise” status	(174)	(709)	(1,945)
Tax adjustment in respect of different tax rate of foreign subsidiary	—	166	1,306
Non-deductible expenses and other permanent differences	(9)	(71)	(4)
Deferred taxes on losses for which valuation allowance was provided, net	(19)	(232)	(2,785)
Stock compensation relating to option per SFAS 123(R)	(15)	(28)	(59)
Other temporary differences for which deferred tax assets were not recorded	(12)	(359)	147
Currency differences	(4)	(36)	588

Actual tax expense	$—	$—	$—

NOTE 13: — GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of end-users.

The following table sets forth total revenues for the year ended December 31, 2007 (for the years ended December 31, 2006 and 2005 most of the Company revenues derived from Oncura which is located in the United States):

Year Ended
December 31,
2007

Revenues from sales to customers located in:
United States	$18,955
Europe	4,508
ROW*)	2,159

$25,622

*)	Rest of the World.

FII-30

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth long-lived assets by geographic area, for the year ended December 31, 2007:

Year Ended
December 31,
2007

United States	$1,323
Europe	428
Israel and ROW	655

$2,406

Major customer data as a percentage of total revenues:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2005	2006	2007	2007	2008
				Unaudited

Customer A	97%	79%	—	—	—

Customer B	—	—	11%	11%	14%

Customer C	—	—	9%	10%	9%

NOTE 14: — FINANCIAL INCOME (EXPENSES), NET

	Year Ended December 31,
	2005	2006	2007

Financial income:
Interest on bank deposits	$39	$162	$702
Income related to long-term loan and trade receivables balances	165	271	—
Foreign currency translation differences	60	85	673

	264	518	1,375

Financial expenses:
Interest and bank charges	22	20	64
Interest relating to FIN 48 accrual	—	—	220
Interest related to long-term loan from shareholders	301	232	17
Foreign currency translation differences	119	126	673

	442	378	974

	$(178)	$140	$401

FII-31

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 15: — TRANSACTIONS WITH RELATED PARTIES

				Nine Months Ended
	Year Ended December 31,			September 30,
	2005	2006	2007	2007	2008
				Unaudited

Sales of medical equipment to Oncura*)	$6,113	$5,116	$—	$—	$—
Research and development services provided to Oncura*)	1,933	1,583	—	—	—

Total	$8,046	$6,699	$—	$—	$—

Other services provided to Oncura, net*)	$25	$15	$—	$—	$—

Financial expenses related to long-term loan from shareholders	$301	$232	$—	$—	$—

Financial income related to long-term loan and trade receivables balances with Oncura*)	$165	$271	$—	$—	$—

Management fees to shareholders	$72	$294	$507	$380	$130

*)	Not a related party since December 8, 2006.

As for additional information see Note 1c.

NOTE 16: — NET LOSS PER SHARE

The calculation of basic and diluted net loss per share for the year ended December 31, 2005, 2006 and 2007 and for the nine months period ended September 30, 2007 and 2008 was as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2005	2006	2007	2007	2008
				Unaudited

Numerator:
Net loss	$7,714	$12,979	$9,489	$5,955	$27,373
Adjustment from accumulative dividend	—	128	2,072	1,542	1,738

Numerator for basic and diluted net loss per share	$7,714	$13,107	$11,561	$7,497	$29,111

Denominator:
Weighted-average number of shares of Common Stock	76,603,535	83,862,766	85,799,588	85,799,588	85,553,854
Denominator for basic net loss per share	76,603,535	83,862,766	85,799,588	85,799,588	85,553,854

Basic and diluted net loss per share	$0.10	$0.16	$0.13	$0.09	$0.34

NOTE 17: — SUBSEQUENT EVENTS (UNAUDITED)

a. On November 10, 2008, the Company signed a definitive Merger Agreement with Endocare Inc., a Nasdaq public traded US based Company (the “Merger”). The terms of the agreement call for a stock-for-stock merger transaction, resulting in the Company becoming a wholly-owned subsidiary of Endocare, and would provide, the

FII-32

GALIL MEDICAL LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

current Company’s shareholders 48% of the outstanding stock of the combined company. In addition, the agreement calls for a concurrent private placement of approximately $16,250 to the merged company, to be invested by several of the current investors of the Company and Endocare. The transaction is subject to approval of Endocare’s stockholders, as well as customary regulatory approvals and is expected to close in the period from the late first quarter of 2009 to the end of the second quarter of 2009. If the Merger will not be completed by June 30, 2009 the Merger Agreement will be terminated. The Merger Agreement defines certain covenants regarding the Company’s operations during the period until the consummation of the Merger.

At the same date, the Company and its shareholders signed an agreement, under which immediately prior to and subject to the closing of the Merger, the outstanding Convertible Preferred shares of the Company will be converted into ordinary shares, based on a conversion rate of 3.43 Ordinary Shares per each Preferred A Share. The agreement also defines certain value sharing arrangements between certain groups of the Company’s Shareholders to be effective upon certain earn-out events, as defined in the agreement.

For accounting purposes the Company is considered to be acquiring Endocare in the Merger, in accordance with Statement of Financial Accounting Standards No. 141 (Revised 2007) (SFAS 141R), “Business Combinations”.

During the nine months ended September 30, 2008, the Company incurred expenses of $540 in relation to the pending Merger, which were recorded under general and administrative expenses. Additional expenses are expected to continue to be accrued till the Merger closes. In addition, upon the closing of the Merger, the Company will be paying transaction fees of about $200 to its investment bankers.

b. During the fourth quarter of 2008, the Company had made several commitments to its employees, which are subject to the close of the Merger. It includes bonuses of $90 to be paid upon the Merger closing, retention bonuses of $1,200 to be paid during the 12-month period following the closing and severance and extended notice period payments of $400 to be paid upon employees’ terminations during the 24-month period following the closing, if such terminations occurred.

c. During the fourth quarter of 2008, the Company had terminated the employment of several of its employees, and incurred incremental commitments to severance and extended notice period payments in a total amount of $400.

d. On January 8, 2009, the Company’s US subsidiary (the “US Subsidiary”) signed a “Sale of Accounts” agreement with Rexford Funding LLC. Based on this agreement the US Subsidiary can borrow up to $3,000 based on eligible US trade receivables as defined in the agreement.

e. On January 8, 2009, the Company signed a Convertible Loan Agreement with several of its shareholders for a bridge loan of $2,000, to be granted to the Company in two installments of $1,400 and $600 during January and February 2009, respectively. The loan bears interest of 18% and will be repaid on the earlier of: (1) June 30, 2009 (2) the closing of the Merger (out of the Merger Financing proceeds) or (3) upon mandatory conversion into shares based on a discounted conversion rate of 75% of any share price agreed under future equity financing round of at least $5,000.

- - - - - - - - - - - - - - - - - - - - - - -

FII-33

REPORT OF INDEPENDENT AUDITOR

To the shareholders of
Galil Medical Ltd.

We have audited the accompanying special purpose statements of attributable direct income and expenses (“Statements of Operations”) of Oncura Inc. Cryo business line (“Acquired Cryo Business”) for the period from January 1, 2006 through December 8, 2006. These financial statements are the responsibility of the Galil Medical Ltd, management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements of Operations are free of material misstatement. We were not engaged to perform an audit of the Acquired Cryo Business internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Acquired Cryo Business internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statements of Operations, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Statement of Operations presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, the accompanying Statements of Operations have been prepared from the separate records maintained by Oncura Inc. and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Acquired Cryo Business had been operated as an unaffiliated company. In addition, US GAAP financial statements were not previously prepared for the Acquired Cryo Business as it had no separate legal status. Furthermore, there was no general ledger for the Acquired Cryo Business on a stand-alone basis and neither complete statements of operations. As a result, full audited financial statements are not provided, and the preparation of such Statements of Operations requires a significant judgment and estimations, and allocations determined by the management of Galil Medical Ltd.

In our opinion, except to the above mentioned, such Statements of Operations present fairly, in all material respects, the Statements of Operations of the Acquired Cryo Business for the period from January 1, 2006 through December 8, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
January 19, 2009

FII-34

ACQUIRED CRYO BUSINESS

STATEMENT OF OPERATIONS

Period from
January 1, 2006
through
December 8, 2006
U.S. dollars in thousands

Revenues	$18,141
Cost of revenues	(9,490)

Gross profit	8,651

Operating expenses:
Research and development	1,669
Selling and marketing, general and administrative	15,526
Amortization of intangible assets	920

18,115

Operating loss	(9,464)
Financial expenses, net	(263)

Net loss	$(9,727)

The accompanying notes are an integral part of the Statements of Operations.

FII-35

ACQUIRED CRYO BUSINESS

NOTES TO STATEMENTS OF OPERATIONS
U.S. dollars in thousands

NOTE 1: — GENERAL

a. Through December 8, 2006, Oncura Inc.(“Oncura”), a Delaware corporation was engaged in marketing and selling therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment. Oncura’s products included implantable radioactive seeds and cryotherapy devices and related disposable kits used in the treatment of prostate and other urologic cancers.

b. Oncura’s formation was the result of a business combination, completed on July 1, 2003, between Medi-Physics, Inc. (“MPI”), a wholly-owned subsidiary of GEHealthcare Limited (“GEHealthcare”), and Galil Medical Ltd (“Galil”). Under the Formation and Contribution Agreement (the “Formation Agreement”) by and between MPI and Galil, MPI contributed substantially all of the assets and certain liabilities of its urologic implantable radioactive seeds business (the “Brachy Business”) and Galil contributed substantially all of the assets and certain liabilities of its urologic cryotherapy device business (the “Cryo Business”). Oncura was incorporated on May 9, 2003 and commenced operations on July 1, 2003.

c. On December 8, 2006, GEHealthcare and Galil signed Purchase and Sale Transactions that provided for the purchase by GEHealthcare of Galil’s 25% ownership stake in Oncura and immediate sale thereafter of the net assets of Oncura’s Cryo Business (“Acquired Cryo Business”) to Galil (the “Purchase and Sale Transactions”). Following the acquisition, Galil obtained the full Cryo Business and the Acquired Cryo Business was not operated under Oncura.

d. As a result of the Purchase and Sale Transactions, the Statements of Operations of the Acquired Cryo Business and related notes have been prepared from the separate records maintained by Oncura and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Acquired Cryo Business had been operated as an unaffiliated Company.

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES

The carve-out Statements of Operations are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

a. Carve-out Statements of Operations:

The accompanying carve-out Statements of Operations have been prepared from the historical accounting records of Oncura and present the direct income and expenses attributable to the Acquired Cryo Business for the period from January 1, 2006 through December 8, 2006, the Purchase and Sale Transaction date, including allocations of certain common expenses based upon selected criteria. US GAAP financial statements were not previously prepared for the Acquired Cryo Business as it had no separate legal status. Furthermore, there was no general ledger for the Acquired Cryo Business on a stand-alone basis and neither complete statements of operations. As a result, full audited financial statements are not provided.

The accompanying Statements of Operations of direct income and expenses were prepared to present the direct revenues and direct operating costs attributable to the Acquired Cryo Business. Galil Management believes the assumptions and allocations underlying the direct revenues and expenses are reasonable and appropriate under the circumstances.

As a result, the accompanying carve-out Statements of Operations are not intended to be a complete presentation of the Acquired Cryo Business results of operations and financial position and they do not purport to reflect the revenues and direct operating expenses that would have resulted if the Acquired Cryo Business had operated as an unaffiliated independent business. Accordingly, the Statements of Operations of the Acquired Cryo Business for this period are not indicative of future results and financial position of Galil inclusive of the Acquired Cryo Business.

FII-36

ACQUIRED CRYO BUSINESS

NOTES TO STATEMENTS OF OPERATIONS — (Continued)

Allocation methodology:

Revenues, cost of revenues and research and development expenses are allocated specifically, based on identifiable and discrete financial records.

Selling and marketing expenses:  expenses which were identified as related to Acquired Cryo Business were allocated specifically, based on identifiable and discrete financial records. Expenses which could not been identified specifically were allocated according to the commissions ratio paid to sales persons for selling Cryo products.

General and Administrative expenses:  expenses which were identified as related to Acquired Cryo Business were allocated specifically, based on identifiable and discrete financial records. Expenses which could not been identified specifically were allocated according to the respective ratio of Cryo Business and Brachy Business.

Interest expenses:  expenses related to loans received from Oncura’s shareholders were allocated according to the respective ratio of Cryo Business and Brachy Business.

b. Use of estimate

The preparation of the Statements of Operations requires Galil’s management to make significant estimates and assumptions that affect amounts reported in the carve-out Statements of Operations in order to conform to generally accepted accounting principles. Actual results could differ from those estimates. US GAAP financial statements were not previously prepared for the Acquired Cryo Business as it had no separate legal status. Furthermore, there was no general ledger for the Acquired Cryo Business on a stand-alone basis and neither complete statements of operations. As a result, full audited financial statements are not provided.

c. Research and development

Research and development costs are charged to the Statements of Operations as incurred.

d. Revenue recognition:

Revenues from systems and disposable kits sales are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. Generally, the Cryo Business does not provide significant obligations after delivery and does not grant rights of return to customers.

- - - - - - - - -

FII-37

Annex A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
by and among
ENDOCARE, INC.,
ORANGE ACQUISITIONS LTD.,
and
GALIL MEDICAL LTD.
Dated as of November 10, 2008

A-i

A-ii

A-iii

Exhibits
Exhibit A: Form of Escrow Agreement
Exhibit B: Form of Proposed Amendment to Articles of Association of the Company
Exhibit C: Form of Merger Proposal
Exhibit D: Form of Opinion of Parent Counsel
Exhibit E: Form of Opinion of Company Counsel
Schedules
Schedule 1.1(a): Major Shareholders
Schedule 5.16(i): Board of Directors Composition
Schedule 5.16(ii): Board of Directors Committee Composition

A-iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), is dated as of November 10, 2008, by and among Endocare, Inc., a Delaware corporation (“Parent”), Orange Acquisitions Ltd., an Israeli corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and Galil Medical Ltd., an Israeli corporation.

RECITALS

A. The parties hereto desire to effect a transaction whereby Merger Sub will merge with and into the Company, with the Company surviving such merger by way and upon the terms and conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law, following which, Merger Sub will cease to exist, the Company will become a wholly owned Subsidiary of Parent, and the Company Shares will be exchanged for the right to receive shares of Parent Common Stock, all subject to and in accordance with the provisions set forth herein (the “Merger”).

B. The Board of Directors of the Company has: (i) determined that this Agreement, the Merger, the Ancillary Agreements and the other transactions contemplated by this Agreement and the Ancillary Agreements (collectively, the ‘‘Transactions”) are fair to, and in the best interests of, the Company and its Shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger, the Ancillary Agreements to which it is a party and the Transactions, upon the terms and subject to the conditions set forth in this Agreement, and (iii) determined to recommend to the Shareholders the approval of this Agreement, the Merger and the other Transactions.

C. The Board of Directors of Parent has: (i) approved this Agreement, the Merger, the Ancillary Agreements to which it is a party and the other Transactions, upon the terms and subject to the conditions set forth in this Agreement, and (ii) determined to recommend to the Parent Stockholders the approval of the issuance of shares of Parent Common Stock in connection with the Merger, the Financing and the other Transactions.

D. The Board of Directors of Merger Sub has (i) determined that this Agreement, the Merger, the Ancillary Agreements and the other Transactions are fair to, and in the best interests of Merger Sub and of Parent as its sole shareholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) approved this Agreement, the Merger, the Ancillary Agreements to which it is a party and the other Transactions, and (iii) determined to recommend that Parent, in its capacity as the sole shareholder of Merger Sub, vote to approve this Agreement, the Merger and the other Transactions.

E. As a condition to and concurrently with the execution of this Agreement, Shareholders representing 75% of the outstanding Ordinary Shares, par value NIS 0.01 per share, of the Company (the “Company Ordinary Shares”), Shareholders representing 75% of the outstanding Preferred A-1 Shares, par value NIS 0.01 per share, of the Company (the “Preferred A-1 Shares”), and Shareholders representing 75% of the outstanding Preferred A-2 Shares, par value NIS 0.01 per share, of the Company (the “Preferred A-2 Shares” together with the Preferred A-1 Shares, the “Company Preferred Shares,” and the Company Preferred Shares collectively with the Company Ordinary Shares, the “Company Shares”) have each entered into a voting agreement with Parent (each, a “Company Shareholders Voting Agreement”) pursuant to which each such Shareholder has agreed to vote its Company Shares (including any Company Ordinary Shares issued upon conversion of such Company Preferred Shares) in favor of the approval and adoption of this Agreement, the Merger and the other Transactions.

F. As a condition to and concurrently with the execution of this Agreement, the Major Shareholders have entered into an agreement with Parent (the “Company Shareholder Agreement”) pursuant to which each such Major Shareholder has (A) made certain representations and warranties to Parent with respect to its Company Shares (including any Company Ordinary Shares issued upon conversion of such Company Preferred Shares), the Merger and the other Transactions, (B) entered into a mutual general release with Parent relating to pre-Closing matters, such release to become effective at and subject to the Closing, and (C) agreed to indemnify Parent with respect to certain tax liabilities of the Company and its Subsidiaries for tax periods ending on or before the Closing Date to the extent set forth therein.

G. Parent Stockholders representing no more than 40% of the outstanding common stock, par value $0.001 per share, of Parent (the “Parent Common Stock”), have each entered, or may enter, into voting agreements with the Company (each, a “Parent Stockholders Voting Agreement” and, together with the Company Shareholders Voting Agreements, the “Voting Agreements”) pursuant to which each such Parent Stockholder has agreed, or will agree, to vote its Parent Common Stock in favor of the approval of the issuance of shares of Parent Common Stock in connection with the Merger, the Financing and the other Transactions.

AGREEMENT

In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Certain Defined Terms.  For purposes of this Agreement:

“Action” means any claim, action, suit, inquiry, proceeding, audit or investigation by or before any Governmental Authority, or any other arbitration, mediation or similar proceeding.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Ancillary Agreements” means the Escrow Agreement, the Voting Agreements, the Company Shareholder Agreement and all certificates required to be delivered by any party pursuant to this Agreement.

“Beneficially Own” means, with respect to any Person, in the aggregate, the subject securities that (i) such Person or any of such Person’s Affiliates beneficially owns, directly or indirectly (as determined pursuant to Rule 13d-3 of the Exchange Act); (ii) such Person or any of such Person’s Affiliates, directly or indirectly, has the right to acquire, whether or not immediately exercisable; (iii) are Beneficially Owned, directly or indirectly, by any other Person (or any Affiliate thereof) and with respect to which such first Person or any of such first Person’s Affiliates has any Contract, for the purpose of holding, voting or disposing of such securities; or (iv) are represented by any derivative of the subject securities, which gives such Person the economic equivalent of ownership of an amount of such subject securities due to the fact that the value of the derivative is explicitly determined by reference to the price or value of such subject securities, without regard to whether such derivative conveys any voting rights in such subject securities to such Person, or the derivative is required to be, or capable of being, settled through delivery of such subject securities.

“Business Day” means (i) any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of New York, New York, USA or (ii) for actions solely to be taken in Israel, any day that is not a Friday, a Saturday, or any other day on which banks are required or authorized by Law to be closed in the State of Israel; provided that if it is not clear where an action is to be taken or if any or all of such action is to be taken outside of Israel, the definition of “Business Day” in clause (i) shall apply.

“Capital Stock” or “Share Capital” means (i) any common stock and preferred stock, ordinary shares and preferred shares, partnership interests, limited liability company interests, profits interests or other equity, equity equivalent, or other ownership interests entitling the holder thereof to vote with respect to matters involving the issuer thereof, or to share in its profits, or to share in its distributions upon its liquidation, or the sale or transfer of its assets, and (ii) any securities exercisable, or exchangeable for, or convertible into, such Capital Stock or Share Capital described in clause (i).

“Company” means Galil Medical Ltd., an Israeli corporation, and after the Effective Time, shall mean the Surviving Company.

“Companies Law” means the Israeli Companies Law 5759-1999.

“Company Intellectual Property Rights” means any Intellectual Property, including Company Registered IP, that is owned, used or held for use by the Company or any of its Subsidiaries or necessary for the conduct of the business of the Company or any of its Subsidiaries.

“Company Share Option” means each outstanding option to purchase Company Ordinary Shares under any Company Plan.

“Company Transaction Expenses” means all costs and expenses (including fees of attorneys, accountants and brokers or finders) of the Company or its Shareholders incurred or payable in connection with this Agreement and the Ancillary Agreements, the Financing and the Transactions, including the negotiation and preparation thereof and related diligence and all amounts owed to the brokers disclosed in Section 4.27; provided that the Company Transaction Expenses, in the aggregate, shall not exceed $850,000.

“Contract” means any contract, agreement, or other instrument or understanding of any kind, including any amendment, supplement, modification, extension or renewal in respect of the foregoing, in each case, whether written or oral, express or implied.

“control,” including the terms “controlled by” and “under common control with,” as to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Encumbrance” means any charge, claim, equitable interest, mortgage, lien, option, pledge, security interest, easement, encroachment, right of first refusal, right of preemption, imperfection in title, or restriction by way of security of any kind or nature or other encumbrance of any kind, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with the Company or any of its Subsidiaries and that, together with the Company or any of its Subsidiaries, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means Deutsche Bank National Trust Company, or its successor under the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement to be entered into by Parent, the Shareholder Representative and the Escrow Agent as of the Closing Date, substantially in the form of Exhibit A.

“Escrow Period” means the period from the Closing Date through the due date (without regard to any extensions) of Parent’s required filing with the SEC of its Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

“Exchange Ratio” means 0.923077.

“Financing” means the sale of shares of Parent Capital Stock in a private placement or otherwise, pursuant to the Financing Agreement, which provides that such sale will be consummated concurrent with the Closing.

“Financing Agreement” means that certain Purchase Agreement, pursuant to which the Financing will be consummated.

“Financing Commitment” shall mean the binding commitment of each purchaser under the Financing Agreement to purchase the shares it has committed to purchase pursuant thereto, concurrent with the Closing.

“Financing Disclosure Package” means all written information provided, disclosed or otherwise made available to the participants in the Financing in connection with the negotiation of the Financing and entry into the Financing Agreement, including, among other things, this Agreement, the term sheet describing the terms of the

Financing, the financial data with respect to Parent, the Company and the Surviving Company, including pro forma financial information.

“Fraud” means fraud or intentional misrepresentation or omission.

“GAAP” means, with respect to any period, United States generally accepted accounting principles and practices as in effect for such period.

“Governmental Authority” means any United States, Israeli or any other non-United States, federal, national, state, provincial, local or similar government, governmental, regulatory or administrative authority, branch, agency, commission or official, or self-regulatory organization or any court, tribunal, or arbitral or judicial body (including any grand jury) or other substantially similar authority.

“Health Care Laws” means any and all Laws regarding healthcare or the delivery of medical services, including (i) all rules and regulations of the Medicare and Medicaid programs, and any other health care programs; (ii) all Laws relating to health care fraud and abuse, including (A) the Anti-Kickback Law, 42 U.S.C. § 1320a 7b(b), (B) the Federal Civil Monetary Penalties statute, 42 U.S.C. § 1320a 7a, (C) the federal physician self-referral prohibition, 42 U.S.C. § 1395nn, 42 C.F.R. § 411.351 et seq., (D) the False Claims Act, 31 U.S.C. § 3729 et seq., (E) any and all parallel state Laws relating to health care fraud and abuse; and (F) any other Laws relating to fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services, or the billing for or claims for reimbursement for such items or services provided to a beneficiary of any state, federal or other governmental health care or health insurance program or any private payor; (iii) the Federal Food, Drug and Cosmetic Act and all other Laws relating to the manufacture, purchase, sale, packaging, repackaging, labeling, advertising, handling, provision, distribution, prescribing, compounding, dispensing, importation, exportation, or disposal of any medical equipment, supplies, devices or similar products or services bought or sold by the Company or any of its Subsidiaries or by Parent; and (iv) Laws related to the privacy, security, and/or transmission of health information.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996.

“Immediate Family,” with respect to any specified person, means such person’s spouse, parents, children and siblings, including adoptive relationships and relationships through marriage, or any other relative of such person that shares such person’s home.

“Indemnity Escrow Shares” means a number of shares of Parent Common Stock equal to 7.5% of the total number of shares of Parent Common Stock comprising the aggregate Merger Consideration rounded down to the nearest whole share.

“Indemnity Escrow Fund” means the escrow account into which the Indemnity Escrow Shares are deposited with the Escrow Agent.

“Intellectual Property” means all right, title and interest in and to all proprietary rights arising from or associated with the following, whether protected, created or arising under the Laws of the United States, Israel, any other jurisdiction or any treaty regime or under any international convention: (i) trade names, trademarks, corporate names, brands, and service marks (registered and unregistered), domain names and other Internet addresses or identifiers, trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing, together with the goodwill associated with any of the foregoing (collectively, “Marks”); (ii) patents and patent applications, including continuations, divisionals, continuations-in-part, extensions, reexaminations, renewals, substitutions and reissues, and patents issuing thereon (collectively, “Patents”); (iii) copyrights (registered and unregistered) and applications for registration and works of authorship (collectively, “Copyrights”); (iv) trade secrets, discoveries, innovations, formulae, software, know-how, inventions, methods, processes, technical data, specifications, research and development information, technology, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, excluding any Copyrights or Patents that may cover or protect any of the foregoing (collectively, “Trade Secrets”); and (v) moral rights, publicity rights, data base rights and any other proprietary or intellectual property rights of any kind or nature that do not comprise or are not protected by Marks, Patents, Copyrights or Trade Secrets.

“Israeli Tax Ordinance” means the Israeli Income Tax Ordinance New Version, 1961, as amended from time to time, and any and all regulations and rules promulgated thereunder, and, where applicable, any interpretation thereof by any Governmental Authority having jurisdiction with respect thereto or charged with the administration thereof.

“Knowledge” means actual knowledge, provided that, in each case, a Person’s Knowledge of any matter will be deemed to include such Knowledge as such Person could have obtained after making reasonable inquiry and investigation of the matter, including, without limitation, in the case of an entity, reasonable consultation with subordinates of the officers of such entity as to whom such officers reasonably believe would have actual knowledge of the matters represented. Knowledge of an entity includes the knowledge of such entity’s officers and directors (or other persons serving in comparable positions).

“Law” means any statute, law, ordinance, regulation, rule, code, executive order or Order of any Governmental Authority, and, where applicable, any interpretation thereof by any Governmental Authority having jurisdiction with respect thereto or charged with the administration thereof.

“Leased Real Property” means all real property leased, subleased or licensed to the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries otherwise has a right or option to use or occupy, together with all structures, facilities, fixtures, systems, improvements and items of property located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.

“Liability” means, with respect to any Person, any losses, liabilities, obligations, debts, duties, claims, damages or expenses of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, whether or not the same is required to be accrued on the financial statements of such Person and whether or not the same is disclosed on any schedule to this Agreement.

“Major Shareholder” means the Persons set forth on Schedule 1.1(a).

“Material Adverse Change” means with respect to any Person, any change, event, occurrence, condition or circumstance (whether or not covered by insurance) which, individually or in the aggregate, results in a Material Adverse Effect, in each case other than to the extent caused by, arising out of or attributable to any of the following: (i) changes or proposed changes in Law or accounting standards or interpretations thereof applicable to such Person, (ii) changes in global, national or regional economic or political conditions (including acts of war (whether or not declared), armed hostilities, sabotage, military actions or the escalation thereof (whether underway on the date hereof or hereafter commenced), and terrorism) or in general financial, credit, business, or securities market conditions, including changes in interest rates or the availability of credit financing; (iii) changes generally applicable in the industries in which such Person operates, (iv) any failure of such Person to meet internal or analysts’ estimates, projections or forecasts of revenues, earnings or other financial or business metrics (it being understood that the cause of any such failure may be taken into consideration when determining whether a Material Adverse Change has occurred or would be reasonably likely to occur); (v) a decline in the market price, or a change in the trading volume, of the Capital Stock or Share Capital of such Person (it being understood that the cause of any such decline or change may be taken into consideration when determining whether a Material Adverse Change has occurred or would be reasonably likely to occur); provided, in the case of clauses (i) and (ii), that such conditions or changes do not have a materially disproportionate impact on such Person and its Subsidiaries, taken as a whole, relative to other participants in the industries in which such Person operates.

“Material Adverse Effect” means with respect to any Person, one or more events, occurrences, conditions or circumstances (whether or not covered by insurance) which, individually or in the aggregate, result in a material adverse effect on or change in (i) the business, operations, assets, Liabilities, condition (financial or otherwise), prospects, or results of operations of such Person, taken as a whole with its Subsidiaries, or (ii) the ability of such Person (and, in the case of the Company, including the Shareholders) to timely (A) perform his, her or its material obligations under this Agreement or any Ancillary Agreement, or (B) consummate the transactions contemplated in this Agreement and the Ancillary Agreements.

“Nasdaq” means the Nasdaq Capital Market.

“Order” means any award, decision, injunction, judgment, decree, stipulation, order, ruling, subpoena, or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Authority or by any arbitrator.

“Owned Real Property” means all real property owned by the Company or any of its Subsidiaries, together with all structures, facilities, fixtures, systems, improvements and items of property located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.

“Parent Intellectual Property Rights” means any Intellectual Property, including Parent Registered IP, that is owned, used or held for use by Parent or any of its Subsidiaries or necessary for the conduct of the business of Parent or any of its Subsidiaries.

“Parent Stock Option” means each outstanding option to purchase shares of Parent Common Stock under any Parent Stock Plan.

“Parent Stock Plan” means Parent’s 1995 Director Option Plan (as amended and restated through March 2, 1999), Parent’s 1995 Stock Plan (as amended through December 30, 2003), Parent’s 2004 Stock Incentive Plan, Parent’s 2004 Non-Employee Director Option Program under 2004 Stock Incentive Plan or any other similar plan under which options to purchase Parent Common Stock are issued.

“Parent Stockholder” means any holder of Parent Common Stock.

“Parent Transaction Expenses” means all costs and expenses (including fees of attorneys, accountants and brokers or finders) of Parent incurred or payable in connection with this Agreement and the Ancillary Agreements, the Financing and the Transactions, including the negotiation and preparation thereof and related diligence and all amounts owed to the brokers disclosed in Section 3.19, provided that the Parent Transaction Expenses in the aggregate shall not exceed $850,000.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, trust, association, organization or other entity, including any Governmental Authority.

“Pre-Closing Shareholders Agreement” means that certain shareholders agreement between the Company and certain of its shareholders, dated November 10, 2008, which provides for certain matters in connection with the consummation of the Transactions hereunder (including, inter alia, for the conversion of all outstanding Company Preferred Shares into Company Ordinary Shares).

“Purchaser” means any Person who has agreed to purchase shares of Parent Capital Stock pursuant to the Financing Agreement.

“Related Party,” with respect to any specified Person, means: (i) any Affiliate of such specified Person; (ii) any Person who serves or within the past two years has served as a director, executive officer, partner, managing member or in a similar capacity of such specified Person; (iii) any Immediate Family member of such specified Person or a Person described in clause (ii); or (iv) any other Person who holds, individually or together with any Affiliate of such Person, and any Immediate Family member of such Person, more than 5% of the outstanding Capital Stock or Share Capital of such specified Person.

“Return” means any return, declaration, estimate, report, statement, information statement and other document required to be filed with a taxing authority with respect to Taxes, including information returns or reports with respect to withholding or payments to third parties.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Shareholder” means any holder of Company Shares.

“Shareholder Fraud” means Fraud by any of the Shareholders, or Fraud by any employee or other representative of the Company.

“Subsidiary” means, with respect to any Person, any other Person controlled by such first Person, directly or indirectly, through one or more intermediaries.

“Taxes” means: (i) all federal, state, local, foreign and other net income, gross income, gross receipts, capital stock, value added, estimated, sales, use, ad valorem, transfer, franchise, profits, registration, license, lease, service, service use, withholding, payroll, employment, unemployment, disability, workers’ compensation, social security, national health insurance, excise, severance, stamp, occupation, premium, property, windfall profits, customs duties or other taxes, duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto and any interest with respect to such penalties or additions; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person in connection with such liabilities.

Section 1.2  Table of Definitions.  The following terms have the meanings set forth in the Sections referenced below:

Definition	Location

Accounts Payable	4.22
Accounts Receivable	4.21
Acquisition Proposal	5.11(e)(i)
Agreement	Preamble
Balance Sheet	4.6(b)
Basket Amount	7.4(a)
Benefits	4.12(b)
CERCLA	4.17(c)(ii)
Certificate	2.12(a)
Closing	2.2(a)
Closing Date	2.2(a)
Closing Date Merger Consideration	2.8(e)
Closing Date Per Share Merger Consideration	2.8(e)
Code	2.4
Company Annual Financial Statements	4.6(a)
Company Charter Documents	4.1(b)
Company Disclosure Schedule	Article IV
Company Financial Statements	4.6(a)
Company Insiders	5.19
Company Interim Financial Statements	4.6(a)
Company Material Contracts	4.18(a)
Company Ordinary Shares	Recitals
Company Parties	8.5(d)
Company Permits	4.8(b)
Company Permitted Encumbrances	4.13(a)
Company Plan	4.10(a)
Company Preferred Shares	Recitals
Company Registered IP	4.15(e)
Company Shareholder Agreement	Recitals
Company Shareholder Approval	4.3(c)
Company Shareholders Voting Agreement	Recitals
Company Shareholders’ Meeting	5.4
Company Shares	Recitals

Definition	Location

Company Termination Fee	8.5(b)
Confidentiality Agreement	5.18
D&O Indemnified Parties	5.15(b)
Damages	7.2(a)
Defaulting Party	8.5(j)
DGCL	5.11(a)(i)
Effective Time	2.2(b)
Environmental Laws	4.17(c)(i)
ERISA	4.10(a)(i)
Exchange Agent	2.11
Exchange Fund	2.11
FDA	3.13(c)
Form S-4	3.12
Grants	4.23
Hazardous Substances	4.17(c)(ii)
Indemnity Escrow Fund Per Share Merger Consideration	2.8(e)
Investment Center	4.3(b)
IRS	4.10(b)
Israeli Companies Registrar	2.2(b)
Israeli Consultants	4.12(a)
Israeli Employees	4.12(a)
Israeli Escrow Tax Ruling	5.7(a)(iii)
Israeli Options Tax Ruling	5.7(a)(ii)
Israeli Securities Exemption	5.8
Israeli Securities Law	5.8
Israeli Tax Rulings	5.7(a)(iii)
Israeli Withholding Tax Ruling	5.7(a)(i)
Law for the Encouragement of Capital Investment	4.16(s)
MAGNET	4.3(b)
Merger	Recitals
Merger Certificate	2.2(b)
Merger Consideration	2.8(e)
Merger Proposal	5.3(a)(i)
Merger Sub	Preamble
Multiemployer Plan	4.10(c)
Multiple Employer Plan	4.10(c)
Non-US Plans	4.10(h)
OCS	4.3(b)
Parent	Preamble
Parent Affiliate	4.3(c)
Parent Annual Financial Statements	3.7(b)
Parent Balance Sheet	3.7(c)
Parent Capital Stock	3.6(a)
Parent Certificate	2.12(a)

Definition	Location

Parent Common Stock	Recitals
Parent Disclosure Schedule	Article III
Parent Financial Statements	3.7(b)
Parent Indemnified Parties	7.2(a)
Parent Interim Financial Statements	3.7(b)
Parent Material Contracts	3.15(a)
Parent Parties	8.5(g)
Parent Permits	3.10(b)
Parent Preferred Stock	3.6(a)
Parent Recommendation	5.9(b)
Parent Registered IP	3.11(e)
Parent Rights	2.9
Parent Rights Agreement	2.9
Parent SEC Reports	3.7(a)
Parent Stockholder Approval	3.2(a)
Parent Stockholders Voting Agreement	Recitals
Parent Stockholders’ Meeting	3.12
Parent Subs	3.1(a)
Parent Termination Fee	8.5(e)
Permitted Supplement	5.12
Preferred A-1 Shares	Recitals
Preferred A-2 Shares	Recitals
Proxy Statement	5.9(a)
Recommendation	5.4
Representatives	5.10
Sanarus	3.4
Section 16 Information	5.19
Severance Pay Law	4.12(a)(viii)
Shareholder Representative	2.15(a)
Subsidiary Shares	4.5(b)
Superior Proposal	5.11(e)(ii)
Surviving Company	2.1
Surviving Company Articles	2.5
Termination Date	8.3(a)(i)
Third Party Claim	7.6(a)
Transactions	Recitals
Transfer Taxes	5.24
UK Pension Plan	4.11(e)
Voting Agreements	Recitals

ARTICLE II

THE MERGER

Section 2.1  The Merger.  Subject to the satisfaction or waiver (to the extent permitted hereunder and by applicable Law) of the conditions set forth in Article VI hereof, at the Effective Time and subject to and upon the terms and conditions set forth in this Agreement and the applicable provisions of Sections 314 through 327 of the Companies Law, (i) Merger Sub (as the target company) shall be merged with and into the Company (as the absorbing company), (ii) the separate corporate existence of Merger Sub shall thereupon cease, (iii) the Company shall continue as the surviving company (the “Surviving Company”), (iv) the Surviving Company shall continue to be governed by Israeli Law and shall become a wholly owned Subsidiary of Parent, and (v) all the properties, rights, privileges and powers of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 2.2  Closing; Effective Time.

(a) The closing of the Merger (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, 3161 Michelson Drive, Irvine, CA 92612, at 10:00 A.M., California time, on the third Business Day following the satisfaction or, to the extent permitted hereunder and by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VI (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, subject to such satisfaction or waiver thereof), or at such other place or at such other time or on such other date as Parent and the Company mutually agree in writing. The day on which the Closing takes place is referred to as the “Closing Date.”

(b) Merger Sub and the Company shall deliver (and Parent shall cause Merger Sub to deliver) to the Registrar of Companies of the State of Israel (the “Israeli Companies Registrar”) a notice of the contemplated Merger and the proposed Closing Date on which the Israeli Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law (the “Merger Certificate”) after notice that the Closing has occurred is served to the Israeli Companies Registrar. The Merger shall become effective only upon issuance of the Merger Certificate by the Israeli Companies Registrar (the ‘‘Effective Time”).

Section 2.3  Effects of the Merger.  The Merger shall have the effects provided for herein and in the applicable provisions of the Companies Law.

Section 2.4  Tax-Free Reorganization.  The parties intend to adopt this Agreement as a plan of reorganization within the meaning of Sections 354(a) and 368(a) of the Internal Revenue Code of 1986, as amended (the ‘‘Code”), and to consummate the Merger in accordance with Section 368(a)(2)(E) of the Code.

Section 2.5  Articles of Association.  The articles of association of Merger Sub in effect immediately prior to the Effective Time, which shall be in a customary form, reasonably acceptable to Parent and the Company, shall be the articles of association of the Surviving Company (the ‘‘Surviving Company Articles”), until duly amended as provided therein or by applicable Law.

Section 2.6  Directors and Officers.  From and after the Effective Time, (a) the board composition of the Surviving Company shall be Parent’s Chief Executive Officer, Chief Financial Officer and General Counsel until the earlier of the directors’ resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company Articles (as amended from time to time), and (b) the officers of the Company serving immediately prior to the Effective Time shall remain the officers of the Surviving Company, and Parent’s Chief Financial Officer will become the Surviving Company’s Treasurer and Parent’s General Counsel shall become the Surviving Company’s Secretary; in each case, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company Articles (as amended from time to time).

Section 2.7  Subsequent Actions.  If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either the Company or Merger Sub acquired or to be acquired by the Surviving Company as a result of or in connection with the Merger or otherwise to carry out this

Agreement, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name of and on behalf of either the Company or Merger Sub, as applicable, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

Section 2.8  Conversion of Shares of the Company and Merger Sub.  At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any Company Shares or any shares of Capital Stock of Merger Sub:

(a) Each Company Share issued and outstanding immediately prior to the Effective Time (other than any Company Shares described in Sections 2.8(b) and (c)) shall be converted into the right to receive a number of fully paid, nonassessable shares of Parent Common Stock equal to (i) the Closing Date Per Share Merger Consideration, plus (ii) any Indemnity Escrow Fund Per Share Merger Consideration payable pursuant to the Escrow Agreement, at the respective times and subject to the contingencies specified herein and therein.

(b) Each Company Share that is owned by Parent or Merger Sub immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no Parent Common Stock or other consideration shall be delivered or deliverable in exchange therefor.

(c) Each Company Share that is held in the treasury of the Company or owned by the Company or any of its wholly owned Subsidiaries immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no Parent Common Stock or other consideration shall be delivered or deliverable in exchange therefor.

(d) Each ordinary share, par value NIS 1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid ordinary share, par value NIS 0.01 per share, of the Surviving Company and shall be registered in the name of Parent in the shareholder register of the Surviving Company, and such ordinary shares shall constitute the only outstanding Share Capital of the Surviving Company.

(e) For purposes of this Agreement:

(i) “Merger Consideration” means the product of the Exchange Ratio and the number of shares of Parent Common Stock outstanding calculated using the treasury method at the Effective Time, without giving effect to the Merger or the Financing;

(ii) “Closing Date Merger Consideration” means (A) the Merger Consideration minus (B) the Indemnity Escrow Shares;

(iii) “Closing Date Per Share Merger Consideration” means the number of whole shares of Parent Common Stock (rounded down) equal to (A) the Closing Date Merger Consideration, divided by (B) the number of Company Shares outstanding immediately prior to the Effective Time calculated using the treasury method; and

(iv) “Indemnity Escrow Fund Per Share Merger Consideration” means the number of whole shares of Parent Common Stock (rounded down) equal to (A) the number of Indemnity Escrow Shares payable out of the Indemnity Escrow Fund to the Shareholders pursuant to the Escrow Agreement, if any, after payment of all claims pursuant to Article VII, divided by (B) the number of Company Shares outstanding immediately prior to the Effective Time.

(f) Notwithstanding anything contained herein, if, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or the Company Shares have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event, then the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event, to the extent required to retain the same relative post-Closing allocation between the Parent Stockholders and the Shareholders as existed prior to such event.

Section 2.9  Associated Parent Common Stock Rights.  All references in this Agreement to “Parent Common Stock” shall include, unless the context requires otherwise, the associated preferred share purchase rights (“Parent Rights”) issued pursuant to the Rights Agreement, dated as of March 31, 1999, between Parent and U.S. Stock Transfer Corporation (as amended from time to time prior to the Effective Time, the “Parent Rights Agreement”), to the extent associated with outstanding Parent Common Stock at the Effective Time.

Section 2.10  Company Share Options.

(a) At the Effective Time, unless otherwise agreed by Parent and any affected Company Share Option holder, each outstanding Company Share Option (whether vested or unvested) shall be converted into an option to purchase, on the same terms and conditions as such Company Share Option, a number of shares of Parent Common Stock equal to the number of shares of Parent Common Stock (rounded up to the nearest whole share) that the holder of such Company Share Option would have been entitled to receive pursuant to the provisions of this Article II had such holder exercised such Company Share Option immediately prior to the Effective Time, at an exercise price per share of Parent Common Stock (rounded down to the nearest whole cent) equal to (x) the aggregate existing exercise price for the Company Shares purchasable pursuant to such Company Share Option divided by (y) the number of shares of Parent Common Stock for which the Company Stock Option will become exerciseable.

(b) Within 20 Business Days after the Effective Time, Parent shall deliver to the holders of Company Share Options notices setting forth such holders’ rights pursuant to the relevant Company Plan and that the agreements evidencing the grants of such Company Share Options shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.10 after giving effect to the Merger). Parent shall assume and comply with the terms of the Company Plans and the conversion of each Company Share Option into an option to purchase Parent Common Stock pursuant to this Section 2.10 shall comply with the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D), provided that the conversion of each Company Share Option that is intended to be an incentive stock option under Section 422 of the Code into an option to purchase Parent Common Stock shall comply with the requirements of Treasury Regulation Section 1.424-1(a). Company Share Options subject to Section 102 of the Israeli Tax Ordinance, under the “Capital Gains Track” pursuant to Section 102(b)(2) of the Israeli Tax Ordinance or any other special tax treatment, if applicable, prior to the Effective Time shall continue to qualify as options subject to Section 102(b)(2) of the Israeli Tax Ordinance or any other special tax treatment (as applicable) after the Effective Time.

(c) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Share Options assumed in accordance with this Section 2.10. As soon as practicable after the Effective Time, Parent shall, if no registration statement is in effect covering the shares of Parent Common Stock issuable upon exercise of the Company Share Options under this Section 2.10, file a registration statement on Form S-8 (or any successor form) with respect to the shares of Parent Common Stock issuable upon exercise of such Company Share Options to the extent registrable on Form S-8 (or any successor form) and shall maintain the effectiveness of such registration statement for so long as such Company Share Options remain outstanding.

(d) At or prior to the Effective Time, the Company shall, to the extent necessary, cause to be effected, in a manner reasonably satisfactory to Parent, amendments to the Company Plans and any other documents governing the Company Share Options to give effect to the foregoing provisions of this Section 2.10.

Section 2.11  Exchange Fund.  Prior to the Effective Time, Parent shall appoint a commercial bank or trust company, or a Subsidiary thereof, reasonably acceptable to the Company, to act as exchange agent hereunder for the purpose of exchanging Certificates for the Merger Consideration (the “Exchange Agent”). At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of holders of Company Shares, the shares of Parent Common Stock representing the Closing Date Merger Consideration. Any Parent Common Stock deposited with the Exchange Agent is referred to herein as the “Exchange Fund.”

Section 2.12  Exchange of Shares.

(a) As soon as practicable after the Effective Time, the Exchange Agent will mail to each holder of record of one or more certificates representing Company Shares immediately prior to the Effective Time (each, a ‘‘Certificate”) a letter of transmittal in customary form satisfactory to Parent (which will specify, among other things, that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates. Upon proper surrender of a Certificate for exchange and cancellation or an affidavit of the fact that such Certificate has been lost, stolen or destroyed pursuant to Section 2.12(g), to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate will be entitled to receive in exchange therefor, (i) promptly thereafter a stock certificate representing the number of whole shares of Parent Common Stock (a “Parent Certificate”) equal to the product of (A) the number of Company Shares represented by the surrendered Certificate and (B) the Closing Date Per Share Merger Consideration (rounded down to the nearest whole share), (ii) a check representing the amount of any dividends or distributions then payable pursuant to Section 2.12(b)(i), and (iii) at the time set forth in the Escrow Agreement, a Parent Certificate equal to the product of (A) the number of Company Shares represented by the surrendered Certificate and (B) the Indemnity Escrow Fund Per Share Merger Consideration, if any (rounded down to the nearest whole share), and upon such surrender the Certificates so surrendered will forthwith be cancelled. No interest will be paid or accrued on any unpaid dividends and distributions payable to holders of Certificates.

(b) No dividends or other distributions declared with respect to Parent Common Stock will be paid to the holder of any unsurrendered Certificate until the holder thereof surrenders such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof will be entitled to receive (i) within 10 Business Days thereafter the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid, without any interest thereon, with respect to the whole shares of Parent Common Stock represented by such Certificate, and (ii) at the appropriate payment date, the amount of any dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender, with respect to whole shares of Parent Common Stock represented by such Certificate.

(c) If any Parent Certificate is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition to the issuance thereof that the Certificate so surrendered is properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange pays to the Exchange Agent, in advance, any transfer or other Taxes required by reason of the issuance of a Parent Certificate in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or establishes to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there will be no transfers on the stock transfer books of the Company or the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such Company Shares are presented for transfer to the Exchange Agent, they will be cancelled and exchanged for Parent Certificates as provided in this Article II, promptly after receipt of a properly completed letter of transmittal.

(e) Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Parent Common Stock will be issued upon the surrender of Certificates for exchange. Each Shareholder shall only be entitled to such number of shares of Parent Common Stock rounded down to the nearest whole number as set forth herein, and no Shareholder shall be entitled to any fractional shares, or any consideration in lieu thereof, and no dividend or distribution with respect to Parent Common Stock will be payable on or with respect to any fractional share.

(f) Any portion of the Exchange Fund that remains unclaimed by the former Shareholders as of the six month anniversary of the Effective Time will be paid by the Exchange Agent to Parent. Any former Shareholders who have not theretofore complied with this Article II will thereafter look only to Parent for payment of the shares of Parent Common Stock and any unpaid dividends and distributions on Parent Common Stock deliverable in respect of each Company Share that such Shareholder holds immediately prior to the Effective Time, in each case, as determined pursuant to this Agreement, and without any interest thereon. Notwithstanding the foregoing, none of Parent, the

Company, Merger Sub, the Surviving Company, the Exchange Agent or any other Person will be liable to any former holder of Company Shares for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g) In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and delivery of a properly completed letter of transmittal and, if reasonably required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock payable pursuant to the terms hereof.

(h) The Exchange Agent will invest any cash included in the Exchange Fund, as directed by Parent. Any interest and other income resulting from such investments will be for the benefit of and paid to Parent.

Section 2.13  Escrow Deposits.  At the Closing, Parent shall deposit or cause to be deposited with the Escrow Agent for deposit into the Indemnity Escrow Fund, the Indemnity Escrow Shares. The Indemnity Escrow Fund shall be held and distributed as provided in the Escrow Agreement and this Agreement.

Section 2.14  Withholding Rights.  Each of Parent, the Surviving Company, the Exchange Agent and the Escrow Agent shall be entitled, with respect to payments made by each such entity, to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement such amounts as it reasonably determines it is required to deduct and withhold with respect to the making of such payment under the Israeli Withholding Tax Ruling, if obtained, the Code, the Israeli Tax Ordinance or under any other applicable Law, provided that no withholding or a reduced rate of withholding, as applicable, under Israeli Tax Law will be made from any consideration payable hereunder to a holder of Company Shares to the extent that such Shareholder has provided Parent, the Exchange Agent or the Escrow Agent with an appropriate unequivocal exemption by the Israeli Tax Authority confirming that no withholding of Israeli Tax is required with respect to the particular Shareholder in question, prior to the time such payment is made. To the extent that amounts are so withheld by Parent, the Surviving Company, the Exchange Agent or the Escrow Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Shareholders, in respect to which such deduction and withholding was made by Parent, the Surviving Company, the Exchange Agent or the Escrow Agent, as the case may be. Any amounts deducted and withheld pursuant to this Section 2.14 shall be remitted to the appropriate Tax authority in accordance with applicable Law.

Section 2.15  Shareholder Representative.

(a) The Shareholders shall at all times maintain a representative (the ‘‘Shareholder Representative”) for purposes of taking certain actions and giving certain consents on behalf of the Shareholders, as specified herein. Pursuant to the Company Shareholder Agreement, the Major Shareholders appointed Thomas, McNerney Representative, LLC, as the initial Shareholder Representative, and immediately upon the approval of this Agreement by the requisite vote or written consent of the Shareholders, each other Shareholder shall be deemed to have consented to such appointment (or any applicable successor) and the terms hereof. Another person shall be appointed as the Shareholder Representative if the person so designated (or any successor thereof) is unwilling or unable to so act. Actions taken, consents given and representations made by the Shareholder Representative pursuant hereto shall be final, binding and conclusive upon the Shareholders, including all actions under Article VII and under the Escrow Agreement and the Company Shareholder Agreement. This appointment and grant of power and authority by each Shareholder is coupled with an interest and is irrevocable and shall not be terminated by any act of any Shareholder or by operation of Law, whether by the death or incapacity of any individual Shareholder, or by the occurrence of any other event. The Shareholder Representative is entitled to authorize delivery to the Parent Indemnified Parties of the funds or other property from the Indemnity Escrow Fund in satisfaction of claims by the Parent Indemnified Parties, to agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions on behalf of all of the Shareholders deemed necessary or appropriate in the judgment of the Shareholder Representative to accomplish the foregoing or to facilitate or administer the transactions contemplated by this Agreement, the Escrow Agreement and the Company Shareholder Agreement, including, without limitation, executing such other documents or instruments as the Shareholder Representative deems necessary or appropriate, provided however, that no such action may incur additional liabilities on the Shareholders, other than as set forth in this Agreement. The Escrow Agent and Parent may rely upon any decision, act, consent or instruction of the Shareholder Representative as being the decision, act, consent or instruction of each and every Shareholder. The Shareholder Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of Shareholders holding a majority of the aggregate Company Ordinary Shares (on an as-converted basis) outstanding immediately prior to the Effective Time. No bond shall be required of the Shareholder Representative.

(b) The Shareholder Representative shall not be liable to the Shareholders for actions taken pursuant to this Agreement, the Company Shareholder Agreement or the Escrow Agreement, except to the extent such actions shall have been determined in a final and non-appealable judgment by a court of competent jurisdiction to have constituted willful misconduct or Fraud. Except in cases where a court of competent jurisdiction has made such a finding in a final and non-appealable judgment, the Shareholders shall jointly and severally indemnify and hold harmless, first from the Indemnity Escrow Fund (if any, after payment of all claims to which the Parent Indemnified Parties are entitled to payment pursuant to Article VII) and thereafter directly, the Shareholder Representative from and against any and all Damages (including reasonable legal and expert fees and expenses incurred by the Shareholder Representative in investigating or defending (including any appeal) any claim for indemnification made against the Shareholders or Major Shareholders), arising out of and in connection with his or her activities as Shareholder Representative under this Agreement, the Company Shareholder Agreement, the Escrow Agreement or otherwise.

(c) The approval of this Agreement by the requisite vote or written consent of the Shareholders shall also be deemed to constitute approval of all arrangements relating to the transactions contemplated hereby and to the provisions hereof binding upon the Shareholders, including, without limitation, those set forth in Article VII. All actions taken, consents given and representations made by the Shareholder Representative pursuant hereto shall be binding upon the Shareholders after the Closing, including all actions under Article VII and under the Escrow Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Except as set forth in the Disclosure Schedule of Parent and Merger Sub attached hereto and delivered concurrently herewith that is arranged in Sections corresponding to the numbered and lettered Sections contained in this Agreement (the “Parent Disclosure Schedule”), or the Parent SEC Reports filed prior to the date hereof, Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 3.1  Organization and Qualification.

(a) Parent is (i) a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (ii) duly qualified or licensed as a foreign corporation to do business, and is in good standing (to the extent the concept of good standing is recognized in the applicable jurisdiction), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for any such failure to be so qualified or licensed and in good standing as that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent. Merger Sub is a company duly organized and validly existing under the laws of the State of Israel. Parent owns, beneficially and of record, all of the outstanding capital stock of Urohealth B.V., a company duly organized, validly existing and in good standing (to the extent the concept of good standing is recognized in the applicable jurisdiction) under the laws of The Netherlands. Urohealth B.V. is an inactive subsidiary which does not currently conduct any business activities. Except for Merger Sub and Urohealth B.V. (collectively, the “Parent Subs”), Parent does not have any Subsidiaries.

(b) Parent has heretofore furnished to the Company a complete and correct copy of the certificate of incorporation and bylaws, each as amended to date, of Parent and a complete and correct copy of the articles of association of Merger Sub. Such certificate of incorporation, bylaws and articles of association are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its certificate of incorporation, bylaws or articles of association, as applicable. Copies of the minutes of all meetings of shareholders, the Board of Directors and each committee of the Board of Directors of each of Parent and Merger Sub, in each case since January 1, 2004 through the date hereof, have been made available for inspection by the Company prior to the date hereof and such copies are true and complete.

Section 3.2  Authority.

(a) Each of Parent and Merger Sub have full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it is or will be a party and, subject to obtaining approval of the stockholders representing a majority of the shares of Parent Common Stock present in person or by proxy at a meeting of the Parent Stockholders called to approve the issuance of Parent Common Stock in the Merger and the Financing (the “Parent Stockholder Approval”), to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and each of the Ancillary Agreements to which it is or will be party and the consummation by it of the Transactions have been duly and validly authorized by the Board of Directors of Parent or Merger Sub, as applicable. Except for obtaining the Parent Stockholder Approval, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution, delivery or performance of this Agreement or any Ancillary Agreement or to consummate the Transactions. This Agreement has been, and upon their execution and delivery each of the Ancillary Agreements to which Parent or Merger Sub is or will be a party has or, with respect to the Ancillary Agreements to be entered into after the date hereof as of delivery, will have been, duly executed and delivered by Parent or Merger Sub, as applicable. This Agreement constitutes, and upon their execution each of the Ancillary Agreements to which Parent or Merger Sub is or, with respect to the Ancillary Agreements to be entered into after the date hereof, will be, a party do or will as of the date of delivery constitute, the legal, valid and binding obligations of Parent or Merger Sub, as applicable, enforceable against Parent or Merger Sub in accordance with their respective terms.

(b) The Board of Directors of Parent, at a meeting duly called, and held on November 8, 2008, (i) approved this Agreement, the Merger, the Financing, the Ancillary Agreements to which it is a party and the other Transactions, and (ii) determined to recommend to the Parent Stockholders the approval pursuant to this Agreement of the issuance of shares of Parent Common Stock in connection with the Merger, the Financing and the other Transactions.

(c) The Board of Directors of Merger Sub, by unanimous written consent, dated as of November 10, 2008, (i) determined that this Agreement, the Merger, the Ancillary Agreements and the Transactions would be advisable and fair to, and in the best interests of Merger Sub and of Parent as its sole stockholder and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) approved this Agreement, the Merger, the Ancillary Agreements and the other Transactions to which it is a party, and (iii) recommended that Parent, in its capacity as the sole shareholder of Merger Sub, vote to approve this Agreement, the Merger and the other Transactions.

Section 3.3  Application of Anti-takeover Protections.  Parent has taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill, shareholder rights agreements or other similar anti-takeover provision under Parent’s certificate of incorporation or bylaws or any applicable state laws that is or could become applicable to each Shareholder’s acquisition or ownership of Parent Common Stock issued to such Shareholder pursuant to the terms hereof.

Section 3.4  Termination of License Agreement with Sanarus.  Parent represents and warrants that, except as set forth on Schedule 3.4 of the Parent Disclosure Schedule, all agreements between Parent and Sanarus Medical Incorporated (“Sanarus”) have been terminated as evidenced by the Mutual Termination Agreement dated as of June 19, 2008 between Parent and Sanarus, and Sanarus has no continuing rights in, or licenses to, Parent’s Intellectual Property in the fields of gynecological and breast diseases, disorders and conditions to develop, make, sell or use cryomedical devices within such fields.

Section 3.5  No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by Parent and Merger Sub of this Agreement and each of the Ancillary Agreements to which Parent or Merger Sub is or will be a party, and the consummation of the Transactions, do not and will not:

(i) conflict with or violate the certificate of incorporation or, except as set forth on Schedule 3.5(a)(i) of the Parent Disclosure Schedule, bylaws of Parent or the articles of association or equivalent constituent documents of either of the Parent Subs;

(ii) conflict with or violate any Law applicable to Parent or either of the Parent Subs or by which any property or asset of Parent or either of the Parent Subs is bound; or

(iii) except as set forth on Schedule 3.5(a)(iii) of the Parent Disclosure Schedule, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person or otherwise adversely affect any rights of Parent or either of the Parent Subs under, or result in the creation of any Encumbrance on any property, asset or right of Parent or either of the Parent Subs pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other Contract to which Parent or either of the Parent Subs is a party or by which any of their respective properties, assets or rights are bound;

except, in the case of clauses (ii) and (iii), for any such conflicts, breaches, defaults or other occurrences that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

(b) Neither Parent nor either of the Parent Subs is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by Parent or Merger Sub of this Agreement and each of the Ancillary Agreements to which Parent and Merger Sub is or will be a party or the consummation by Parent or Merger Sub of the Transactions, except for such filings, notices, authorizations, approvals, orders permits or consents as may be required by any applicable federal or state securities or “blue sky” Laws.

Section 3.6  Capitalization.

(a) As of the date hereof, the authorized Capital Stock of Parent consists of 51,000,000 shares of Capital Stock (the “Parent Capital Stock”), divided into 50,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock”). As of the date hereof, (i) 11,811,451 shares of Parent Common Stock, are issued and outstanding, (ii) no shares of Parent Preferred Stock are issued or outstanding, (iii) 2,270,723 shares of Parent Common Stock are issuable upon exercise or payout of currently outstanding stock options and restricted stock units previously granted under Parent Stock Plans; (iv) 78,363 shares of Parent Common Stock are issuable upon payout of deferred stock units under Parent’s Employee Deferred Stock Unit Program; (v) 165,981 shares of Parent Common Stock are issuable upon payout of deferred stock units under Parent’s Non-Employee Director Deferred Stock Unit Program; (vi) 474,437 shares of Parent Common Stock remain available for future awards under Parent’s 2004 Stock Incentive Plan; (vii) 606,292 shares of Parent Common Stock remain available for future awards under Parent’s Employee Deferred Stock Unit Program; (viii) 234,019 shares of Parent Common Stock remain available for future awards under Parent’s Non-Employee Director Deferred Stock Unit Program; (ix) 689,113 shares of Parent Common Stock are issuable upon exercise of currently outstanding Series A Warrants; (x) 694,637 shares of Parent Common Stock are issuable upon exercise of currently outstanding Series B Warrants; and (xi) 250,000 shares of Parent Preferred Stock have been designated as “Series A Junior Participating Preferred Stock,” par value $0.001 per share, and are reserved for issuance upon exercise of Parent Rights issued pursuant to the Parent Rights Agreement. Each issued and outstanding share of Parent Capital Stock is, and each share of Parent Capital Stock reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which it is issuable, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights or similar rights, and has been, or will be, issued in compliance in all respects with applicable Law and Parent’s bylaws and certificate of incorporation.

(b) Except for the items described above in subsection (a) and under this Agreement and the Financing Agreement, as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other Contract and also including any rights plan or other similar agreement, obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Parent Capital Stock or obligating Parent to grant, extend or enter into any such Contract or commitment. As of the date hereof, there are no obligations, contingent or otherwise, of Parent to (i) repurchase, redeem or otherwise acquire any shares of Parent Capital Stock or (ii) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person. There are no outstanding stock appreciation rights or similar derivative securities or rights of Parent. There are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote. There are no voting trusts, irrevocable proxies or other Contracts to which Parent is a party or is bound with respect to the voting of any shares of Parent Capital Stock.

(c) Each of the issued and outstanding shares of Share Capital of Merger Sub has been duly authorized and validly issued, is fully paid and nonassessable, has not been issued in violation of any preemptive or similar rights, and has been issued in compliance in all respects with all applicable Laws and the provisions of its articles of association, and Parent owns, directly or indirectly, one hundred percent of the outstanding shares of Share Capital of Merger Sub. There are no (i) securities convertible into or exchangeable for shares of Share Capital or other securities of Merger Sub, or (ii) subscriptions, options, warrants, puts, calls, phantom stock rights, stock appreciation rights, stock-based performance units, agreements, understandings, claims or other Contracts or rights of any type granted or entered into by Parent or Merger Sub relating to the issuance, sale, repurchase or transfer of any securities of Merger Sub or that give any Person, other than Parent, the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of securities of Merger Sub.

(d) Each share of Parent Common Stock to be issued as Merger Consideration has been duly authorized, and upon issuance in accordance with the terms hereof, such shares of Parent Common Stock shall be (i) validly issued, fully paid and non-assessable and (ii) free from all taxes, liens and charges with respect to the issue thereof (other than any taxes, liens and charges arising from the acts or omissions of the Shareholders). Prior to the Closing, Parent shall have duly authorized and reserved for issuance sufficient shares of Parent Common Stock for issuance to the Shareholders upon consummation of the Financing and the Merger.

(e) Except for Merger Sub and Urohealth B.V., and except as set forth on Schedule 3.6(e) of the Parent Disclosure Schedule, Parent does not, directly or indirectly, own any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest in, any Person, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in, or assume any liability or obligation of, any Person, in each case, other than as contemplated by this Agreement or the Transactions.

Section 3.7  SEC Reports; Financial Statements; No Undisclosed Liabilities.

(a) Parent has filed all material forms, reports and documents required to be filed by Parent with the SEC since January 1, 2007 (collectively, the ‘‘Parent SEC Reports”), each of which complied at the time of filing in all material respects with all applicable requirements of the Securities Act and the Exchange Act. None of the Parent SEC Reports contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a subsequently filed Parent SEC Report prior to the date hereof.

(b) True and complete copies of (i) the audited consolidated balance sheet of Parent as of December 31, 2005, December 31, 2006 and December 31, 2007, and the related audited consolidated statements of income, retained earnings, shareholders’ equity and changes in financial position of Parent for the periods covered therein, together with all related notes and schedules thereto, accompanied by the reports thereon of Parent’s independent auditors (collectively, the “Parent Annual Financial Statements”), (ii) the unaudited consolidated balance sheet of Parent as of June 30, 2008, and the related consolidated statements of income, retained earnings, shareholders’ equity and changes in financial position of Parent for the six months and quarter then ended, together with all related notes and schedules thereto, (iii) the unaudited consolidated balance sheet of Parent as of July 31, 2008, August 31, 2008 and September 30, 2008, and the related consolidated statements of income, retained earnings, shareholders’ equity and changes in financial position of Parent for the month then ended, and (iv) any subsequent financials delivered pursuant to Section 5.20 (collectively, the financial statements delivered pursuant to clauses (ii) through (iv), the “Parent Interim Financial Statements”, and with the Parent Annual Financial Statements, the “Parent Financial Statements”), with respect to the financial statements described in clauses (i) and (ii) have been delivered or made available to the Company, with respect to the financial statements described in clause (iii), attached hereto as Schedule 3.7(b) of the Parent Disclosure Schedule, or with respect to any financial statements to be delivered pursuant to Section 5.20, will be delivered to the Company pursuant thereto. Each of the Parent Financial Statements are, or in the case of the Parent Interim Financial Statements to be delivered pursuant to Section 5.20, when so delivered will be (i) correct and complete in all material respects and have been prepared in accordance with the books and records of Parent; (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto); and (iii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of Parent as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Parent Interim Financial Statements, to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material. The Parent Financial Statements do not contain any material items of a special or nonrecurring nature, except as expressly stated therein. Except for the Parent Subs, no financial statements of any other Person are required by GAAP to be consolidated in the financial statements of Parent.

(c) Except for those liabilities that are reflected or reserved against on the audited consolidated balance sheet of Parent as of December 31, 2007 (such balance sheet, together with all related notes and schedules thereto, the ‘‘Parent Balance Sheet”), and for liabilities incurred in the ordinary course of business consistent with past practice after such date, Parent has not incurred any liability, whether or not required by GAAP to be reflected in a consolidated balance sheet of Parent or disclosed in the notes thereto, except those liabilities and obligations that are not, individually or in the aggregate, material to Parent and that do not exceed $100,000 in the aggregate.

Section 3.8  Absence of Certain Changes or Events.  Since the date of the Parent Balance Sheet: (a) the business of Parent has been conducted, in all material respects, only in the ordinary course of business consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Change on Parent; (c) Parent has not suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; and (d) except as set forth on Schedule 3.8 of the Parent Disclosure Schedule, Parent has not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.2.

Section 3.9  Litigation.  Except as set forth on Schedule 3.9 of the Parent Disclosure Schedule, there is no material Action pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, or any material property or asset of Parent or any of its Subsidiaries, nor to its Knowledge is there any event, circumstance or fact existing or that has occurred that would reasonably be expected to result in any such material Action. There is no Action pending or, to the Knowledge of Parent, threatened, seeking to prevent, hinder, modify, delay or challenge the Transactions. There is no pending or outstanding Order or, pending, or to the Knowledge of Parent, threatened, investigation by, any Governmental Authority relating to Parent or any of its Subsidiaries, any of its properties or assets or the Transactions. There is no Action by Parent or any of its Subsidiaries pending, or which Parent or any of its Subsidiaries has commenced preparations to initiate, against any other Person.

Section 3.10  Compliance with Applicable Law.

(a) Each of Parent and the Parent Subs is and has been in compliance in all material respects with all Laws applicable to it. Parent has not received during the past seven years, nor is there any basis for, any notice, order, complaint or other communication from any Governmental Authority or any other Person that Parent or either of the Parent Subs is not and has not been in compliance in any material respect with any Law applicable to it.

(b) Parent is in possession of all licenses, franchises, permits, certificates, approvals, variances, registrations, accreditations, permissions and billing and other authorizations that are required for Parent to own, lease and operate its properties and to carry on its business in all material respects as currently conducted (the “Parent Permits”). Parent is and has been in compliance in all respects with all Parent Permits, except where the failure to so comply has not and would not reasonably be expected to have a material detriment on Parent and its Subsidiaries, taken as a whole, in excess of $250,000. Except as set forth on Schedule 3.10 of the Parent Disclosure Schedule, no suspension, cancellation, modification, revocation or nonrenewal of any Parent Permit is pending or, to the Knowledge of Parent, threatened, and Parent will continue to have the use and benefit of all Parent Permits following consummation of the Transactions. No Parent Permit is held in the name of any employee, officer, director, shareholder, agent or otherwise on behalf of Parent.

Section 3.11  Intellectual Property.

(a) Schedule 3.11 of the Parent Disclosure Schedule sets forth a true and complete list of all material Intellectual Property including registered and material unregistered Marks, Patents and registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by or exclusively licensed to Parent or either of the Parent Subs, identifying for each whether it is owned by or exclusively licensed to Parent. Schedule 3.11 of the Parent Disclosure Schedule lists the record owner of each such item of Intellectual Property, and the jurisdiction in which each such item of Intellectual Property has been issued or registered or in which each such application for the issuance or registration of such item of Intellectual Property has been filed. The Parent Intellectual Property includes all Intellectual Property necessary and sufficient to enable Parent to conduct its business as it is currently and proposed to be conducted. To the Knowledge of Parent, the Parent Intellectual Property Rights are valid and enforceable.

(b) No registered Mark identified on Schedule 3.11 of the Parent Disclosure Schedule has been or is now involved in any opposition or cancellation proceeding and, to the Knowledge of Parent, no such proceeding is or has been threatened with respect to any of such Marks. No Patent identified on Schedule 3.11 of the Parent Disclosure Schedule has been or is now involved in any interference, reissue or reexamination proceeding and, to the Knowledge of Parent, no such proceeding is or has been threatened with respect to any of such Patents.

(c) Parent is the sole and exclusive owner of all right, title and interest in and to, free and clear of any and all liens, licenses (royalty bearing or royalty-free), obligations or other Encumbrances to others requiring payment to any Person or any obligation to grant any right to any Person, of all Intellectual Property identified on Schedule 3.11 of the Parent Disclosure Schedule and all other Intellectual Property used in Parent’s business, other than Intellectual Property that is licensed to Parent by a third party licensor pursuant to a written license agreement that remains in effect. Parent has valid licenses to all material software and technology and other material Intellectual Property that is licensed to Parent by a third party licensor and used by Parent in the ordinary course of business, free and clear of all Encumbrances, except to the extent such a failure is the result of a defect in the license of the third party owner. Parent has not received any notice or claim challenging Parent’s ownership of any of the Intellectual Property owned (in whole or in part) by Parent, nor to the Knowledge of Parent is there a reasonable basis for any claim that Parent does not so own any of such Intellectual Property.

(d) Parent has taken all reasonable steps in accordance with standard industry practices to protect its rights in its Intellectual Property and at all times has taken adequate security measures to protect the secrecy, confidentiality and value of all information that constitutes or constituted a Trade Secret of Parent and any other confidential information. To the Knowledge of Parent, during the most recent two years, there have been no material unauthorized disclosures of Parent’s trade secrets and non-public proprietary information to a third party. All current and former employees and consultants of Parent have executed and delivered proprietary information, trade secret and confidentiality and assignment agreements substantially in Parent’s standard forms. In addition, all current and former employees and consultants involved in research or development for Parent or who otherwise develop or conceive of any Intellectual Property for or on behalf of Parent have executed and delivered enforceable Contracts that assign to Parent all such employee’s or consultant’s rights, title and interests in any Intellectual Property conceived, developed, authorized or reduced to practice by such employee or consultant relating to the business of Parent. To the Knowledge of Parent, no current employee or consultant of Parent is in default or breach of any material term of any such Contract with Parent.

(e) All registered Marks, issued Patents and registered Copyrights identified on Schedule 3.11 of the Parent Disclosure Schedule (“Parent Registered IP”) are valid and subsisting and, to the Knowledge of Parent, enforceable, and Parent has not received any notice or claim or cease-and-desist letters or invitations to license patent letters or written threats from any third party challenging the validity or enforceability of any Parent Registered IP or alleging any misuse of such Parent Registered IP. Parent has not taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any Parent Registered IP (including the failure to pay any filing, examination, issuance, post registration and maintenance fees, annuities and the like and the failure to disclose any known material prior art in connection with the prosecution of patent applications). All necessary registration, maintenance, renewal and other relevant filing fees in connection with Parent Registered IP have been paid and all necessary documents, certificates and other relevant filings in connection with Parent Registered IP have been timely filed with the relevant patent, trademark, copyright or other relevant authorities in the United States or other jurisdictions, for the purpose of maintaining Parent Registered IP in the relevant jurisdiction.

(f) To Parent’s Knowledge, the development, manufacture, sale, distribution or other commercial exploitation of products, and the provision of any services, by or on behalf of Parent or either of the Parent Subs, and all of the other activities or operations of Parent or either of the Parent Subs, have not interfered with, infringed upon, misappropriated, violated, diluted or constituted the unauthorized use of, any Intellectual Property of any third party. Except as set forth on Schedule 3.11(f) of the Parent Disclosure Schedule, neither Parent nor either of the Parent Subs has received any notice or claim or cease-and-desist letters or invitations to license patent letters or written threats from any third party asserting or suggesting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring or has or may have occurred, nor to the Knowledge of Parent, is there a reasonable basis therefor. No Intellectual Property owned by or licensed to Parent or either of the Parent Subs is subject to any outstanding Order or Contract restricting the use or licensing thereof by Parent or either of the Parent Subs. To the Knowledge of Parent, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by or exclusively licensed to Parent in a material manner.

(g) Neither Parent nor either of the Parent Subs has transferred ownership of, or granted any exclusive license with respect to, any material Intellectual Property. No loss or expiration of any of the material Intellectual Property used by Parent in the conduct of its business is threatened, pending or reasonably foreseeable.

(h) To the Knowledge of Parent, Parent’s business does not constitute unfair competition or trade practices and Parent has not engaged and does not engage in any false or misleading advertising or practices under the Laws of any jurisdiction in which Parent operates or markets any of its products or services.

(i) Parent and each of the Parent Subs maintains policies and procedures regarding data security and privacy that are in compliance with all applicable Laws. To the Knowledge of Parent, there have been no security breaches relating to violations or any security policy or any unauthorized access of any data or information of Parent’s software or technology systems in the last two years. Except as would not have a Material Adverse Effect on Parent, the use and dissemination by Parent of any and all data or information concerning individuals is in compliance with all such privacy policies and applicable Laws, including HIPAA, and with respect to Parent and Merger Sub, the transactions contemplated to be consummated hereunder as of the Closing will not violate any such privacy policies or Laws.

Section 3.12  Parent Information.  The registration statement on Form S-4 (or any successor form) to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger, and any amendment or supplement thereto (the “Form S-4”) will not at the time the Form S-4 is filed with the SEC and at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Proxy Statement will not as of the date mailed to stockholders of Parent and at the time of the meeting of the stockholders of Parent to be held for the purpose of obtaining the Parent Stockholder Approval (the ‘‘Parent Stockholders’ Meeting”) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information included in the Financing Disclosure Package did not as of the date provided, disclosed or otherwise made available to the participants in the Financing contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, and no amendment or supplement to the Financing Disclosure Package will, as of the date provided, disclosed or otherwise made available to the participants in the Financing subsequent to the date hereof contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to any information supplied or required to be supplied by the Company or the Shareholders that is contained in or omitted from any of the foregoing documents.

Section 3.13  Health Care Regulatory Compliance.  Without limiting the provisions of Section 3.10:

(a) Except as set forth on Schedule 3.13(a) of the Parent Disclosure Schedule, parent has all Parent Permits necessary for the conduct of its businesses and the use of its properties and assets as presently conducted and used, and Parent’s employees and agents have all Parent Permits necessary for the conduct of their professional activities, and all such Parent Permits are in full force and effect. Parent has had at all times during the previous three years all Parent Permits necessary for the conduct of its business and the use of its properties and assets as conducted and used at such respective times. Parent’s employees have and have had at all times during the previous three years all Parent Permits necessary for the conduct of their professional activities at such respective times. Parent has not received written notice from any Governmental Authority, nor does Parent have Knowledge, that any Parent Permit is subject to revocation, suspension, or any other disciplinary or adverse administrative action by any Governmental Authority. No Parent Permit applicable to Parent is subject to a consent order or any other final adverse disciplinary or administrative action, any of which is still in force and effect. The consummation of the Merger will not cause the revocation or cancellation of any Parent Permit.

(b) Parent is in material compliance with all Health Care Laws and the terms of all Parent Permits to the extent applicable to Parent, or its business or operations.

(c) Parent in compliance with all requirements of the Food and Drug Administration (the “FDA”), or any other Governmental Authority engaged in the regulation of Parent’s products, including but not limited to FDA’s requirements pertaining to establishment registration, product listing, manufacturing (i.e., cGMPs/QSR,), labeling and advertising and promotion, adverse event reporting and record keeping and reporting requirements.

(d) Parent is not currently, and has not been at any time: (i) excluded from participation in any federal or state health care program, including those defined in 42 U.S.C. § 1320a – 7b(f), (ii) convicted of any civil or criminal offense under any Health Care Law, (iii) debarred or disqualified from participation in any Federal health care program or other regulated activities for any violation or alleged violation of any Health Care Law, (iv) listed on the General Services Administration List of Parties Excluded from Federal Programs, (v) debarred pursuant to the Generic Drug Enforcement Act (21 U.S.C. §§ 301 et seq.) or disqualified as a clinical investigator pursuant to 21 C.F.R. § 812.119 or § 312.70, or (vi) a party to or subject to, or, to the Knowledge of Parent, threatened to be made a party to or subject to, any Action concerning any of the matters described in clauses (i), (ii), (iii), (iv) or (v).

(e) The products introduced into interstate commerce by Parent were neither adulterated nor misbranded at the time of introduction into commerce, nor based on the actions of Parent, adulterated or misbranded after introduction into commerce.

Section 3.14  General Tax Matters.

(a) Each of Parent and its Subsidiaries has accurately prepared and properly and timely filed (including any extensions) all material Returns required to be filed by it under any applicable Law. Such Returns are true, complete, accurate and correct in all material respects and do not contain a disclosure statement under Section 6662 of the Code or any predecessor provision or comparable provision of state, local or foreign Law. Each of Parent and its

Subsidiaries is and has been in material compliance with all applicable Laws pertaining to Taxes, including all applicable Laws relating to record retention.

(b) Each of Parent and its Subsidiaries has timely paid all Taxes (whether or not shown on any Return) it is required to have paid except where contested in good faith by appropriate proceedings. All Taxes of Parent and its Subsidiaries accrued following the end of the most recent period covered by the Parent Interim Financial Statements delivered on or prior to the date hereof have been accrued in the ordinary course of business and do not exceed comparable amounts incurred in similar periods in prior years (taking into account any changes in Parent’s or the applicable Subsidiary’s operating results).

(c) No claim has been made by any taxing authority in any jurisdiction where Parent or any of its Subsidiaries does not file Returns that it is or may be subject to Tax by that jurisdiction. No extensions or waivers of statutes of limitations with respect to any Returns have been given by or requested from Parent or any of its Subsidiaries.

(d) Schedule 3.14(d) of the Parent Disclosure Schedule sets forth (i) the taxable years of Parent and each of its Subsidiaries as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired, (ii) those years for which examinations by the taxing authorities have been completed and (iii) those taxable years for which examinations by taxing authorities are presently being conducted.

(e) Except as disclosed on Schedule 3.14(e) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any Action by any taxing authority, nor does Parent or any of its Subsidiaries have Knowledge of any pending or threatened Action by any taxing authority.

(f) All deficiencies asserted or assessments made against Parent or any of its Subsidiaries as a result of any examinations by any taxing authority have been fully paid and no rationale underlying a claim for Taxes has been asserted previously by any taxing authority that reasonably could be expected to be asserted in any other period.

(g) There are no Encumbrances for Taxes, other than Encumbrances for current Taxes not yet due and payable, upon the assets of Parent or any of its Subsidiaries.

(h) Neither Parent nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation Contract.

(i) Neither Parent nor any of its Subsidiaries is a party to or bound by any closing agreement, Tax ruling or offer in compromise with any taxing authority.

(j) Neither Parent nor any of its Subsidiaries has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a combined, consolidated or unitary group for state, local or foreign Tax purposes, other than a group of which Parent is the common parent. Neither Parent nor any of its Subsidiaries has any liability for Taxes of any Person other than Parent and its Subsidiaries under Treasury Regulations Section 1.1502-6 or any corresponding provision of state, local or foreign Tax Law, as transferee or successor, by Contract or otherwise. Neither Parent nor any of its Subsidiaries has participated in an international boycott within the meaning of Section 999 of the Code.

(k) Neither Parent nor any of its Subsidiaries has agreed to make, or is required to make, any adjustment under Sections 481(a) or 263A of the Code or any comparable provision of state, local or foreign Tax Laws by reason of a change in accounting method or otherwise. Neither Parent nor any of its Subsidiaries has taken any action that is not in accordance with past practice that could defer a liability for Taxes of Parent or any Subsidiary from any taxable period ending on or before the Closing Date to any taxable period ending after such date. Each of Parent and its Subsidiaries has at all times used the accrual method of accounting for income Tax purposes.

(l) Neither Parent nor any of its Subsidiaries is a party to any Contract or plan that has resulted or would result, separately or in the aggregate, in connection with this Agreement or any change of control of Parent or any of its Subsidiaries, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(m) Schedule 3.14(m) of the Parent Disclosure Schedule sets forth all foreign jurisdictions in which Parent and its Subsidiaries are subject to Tax, are engaged in business or have a permanent establishment. Neither Parent nor any of its Subsidiaries has entered into a gain recognition agreement pursuant to Treas. Reg. § 1.367(a)-8.

Neither Parent nor any of its Subsidiaries has transferred an intangible the transfer of which would be subject to the rules of Section 367(d) of the Code.

(n) Neither Parent nor any of its Subsidiaries is a party to any joint venture, partnership, or other arrangement or Contract that could be treated as a partnership for federal income tax purposes. Schedule 3.14(n) of the Parent Disclosure Schedule sets forth all elections pursuant to Treas. Reg. § 301.7701-3 that have been made by business entities in which Parent or any of its Subsidiaries owns an equity interest.

(o) Neither Parent nor any of its Subsidiaries is, or has been, a United States real property holding corporation, as defined in Section 897(c)(2) of the Code, during the applicable period specified in Section 897(c)(1)(A) of the Code.

(p) Neither Parent nor any of its Subsidiaries is an “investment company” within the meaning of Section 368(a)(2)(F)(iii) and (iv) of the Code.

(q) Except as set forth on Schedule 3.14(q) of the Parent Disclosure Schedule, Parent (i) does not own, directly or indirectly, a single member limited liability company that is treated as a disregarded entity; (ii) is not a direct or indirect stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code; and (iii) is not and has not been a direct or indirect stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(r) Neither Parent nor any of its Subsidiaries has or has ever had a branch or similar establishment, including a permanent establishment (as defined in any applicable Tax treaty between the United States and a foreign jurisdiction) or a disregarded entity, in any foreign jurisdiction.

(s) Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) deferred intercompany gain or any excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law), (ii) installment sale or other open transaction disposition made on or prior to the Closing Date, or (iii) material prepaid amount received on or prior to the Closing Date.

(t) Each of Parent and its Subsidiaries is in compliance, in all material respects, with all transfer pricing requirements in all relevant jurisdictions. Each of Parent and its Subsidiaries has contemporaneous documentation of, and Parent has made available to the Company, or, in the case of each of its Subsidiaries, has made available or caused each such Subsidiary to make available, all transfer pricing methodologies, including a transfer pricing analysis or study for each material or ongoing intercompany or related party transaction. Parent has made available to the Company or, in the case of each of its Subsidiaries, has made available or caused each such Subsidiary to make available, all intercompany Contracts relating to transfer pricing.

(u) Neither Parent nor any of its Subsidiaries has participated in a “reportable transaction,” as currently defined in Treas. Reg. § 1.6011-4(b) or Section 6111 of the Code or any analogous provision of state, local or foreign Law.

Section 3.15  Material Contracts.

(a) Except as disclosed in the Parent SEC Reports or as disclosed on Schedule 3.15(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to nor are their assets or properties bound by any Contract of the following nature (such Contracts as are set forth or required to be set forth on Schedule 3.15(a) of the Parent Disclosure Schedule being “Parent Material Contracts”):

(i) any Contract pursuant to which Parent has provided funds to or made any loan, capital contribution or other investment in, or assumed any liability or obligation of, any Person, including take-or-pay Contracts or keepwell agreements, or any Contract relating to or evidencing indebtedness of Parent, including mortgages, other grants of security interests, guarantees or notes; all except such agreements entered into by the Parent in the ordinary course of business;

(ii) any Contract for the purchase of any debt or equity security or other ownership interest of any Person, or for the issuance of any debt or equity security or other ownership interest, or the conversion of any obligation, instrument or security into debt or equity securities or other ownership interests of Parent;

(iii) any lease, sublease or similar Contract under which (A) Parent is a lessor or sublessor of real property owned by any other Person, or makes available for use by any Person, any portion of any premises otherwise occupied, leased or subleased by it, or (B) Parent is a lessee or sublessee of, or holds or uses any real property owned by any other Person;

(iv) any lease, sublease or similar Contract under which (A) Parent is a lessee or sublessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person, or (B) Parent is a lessor or sublessor of, or makes available for use by any Person, any tangible personal property owned or leased by it;

(v) any Contract with any customer, distributor or supplier;

(vi) any Contract with any Governmental Authority;

(vii) any Tax sharing or Tax allocation Contract;

(viii) any Contract with any Related Party of Parent;

(ix) any employment or consulting Contract;

(x) any Contract that limits, or purports to limit, the ability of Parent to compete in any line of business or with any Person or in any geographic area or during any period of time, or that restricts the right of Parent to sell to or purchase from any Person or to hire any Person, or that grants the other party or any third person exclusive rights (including any exclusive license or right to use any Intellectual Property) or “most favored nation” status or any type of special discount rights;

(xi) any Contract providing for indemnification to or from any Person, except for such indemnification provisions granted to distributors, representatives, consultants or customers of Parent pursuant to Parent’s standard Contracts with such parties;

(xii) any royalty Contract and any Contract relating in whole or in part to any Intellectual Property;

(xiii) any joint venture or partnership, merger, asset or stock purchase or divestiture Contract (other than Contracts for the purchase or sale of assets in the ordinary course of business);

(xiv) any Contract relating to settlement of any administrative, judicial or arbitration proceedings within the past five years;

(xv) any Contract that results in any Person holding a power of attorney from Parent that relates to Parent or its business;

(xvi) any Contract, whether or not made in the ordinary course of business that (A) involves a future or potential liability or receivable, as the case may be, in excess of $100,000 on an annual basis or in excess of $250,000 over the current Contract term, or (B) has a term greater than one year and cannot be cancelled by Parent without penalty or further payment and without more than 60 days’ notice; and

(xvii) any other Contract not referenced in the foregoing clauses (i) through (xvi) that is material to the business, operations, assets, financial condition, results of operations or prospects of Parent, taken as a whole.

(b) (i) Each of the Parent Material Contracts is valid, binding and in full force and effect and is enforceable against Parent, and to the Knowledge of Parent, the other parties thereto, in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law), (ii) Parent has performed all material obligations required to be performed by it under the Parent Material Contracts and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder, (iii) to the Knowledge of Parent, (A) no other party to any Parent Material Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder, and (B) no event has occurred or circumstance or condition exists (with or without the lapse of time or the giving of notice, or both) that may contravene, conflict with, or result in a violation or breach of any Parent Material Contract, result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the triggering of any payment obligations under, or result in the creation of any Encumbrance upon any of the assets or properties of Parent under, or result in being declared void, voidable, or without further binding effect, or result in any other modification of or trigger any right or obligation under, any Parent Material Contract or provisions thereof; (iv) no party to any Parent Material Contract has given any written notice of an alleged breach thereof or otherwise threatened such a breach; and (v) Parent has not received any written notice that any party to any Parent Material Contract intends to cancel or terminate such Parent Material Contract, to renegotiate such Parent Material Contract, or to exercise or not exercise any options thereunder, and, to the Knowledge of Parent, no such intent to cancel, terminate, renegotiate or exercise has been otherwise threatened.

(c) The execution and delivery by Parent of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by Parent of the Transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, will not violate, or conflict with, or result in a material breach of any provision of, or constitute a material default (or an event that, with notice or lapse of time or both, would constitute a material breach or default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the triggering of any payment obligations under, or result in the creation of any Encumbrance upon any of the assets or properties of Parent under, or result in being declared void, voidable, or without further binding effect, or result in any other modification of or trigger any right or obligation under, any Parent Material Contract or provision thereof.

(d) Except as set forth on Schedule 3.15(d) of the Parent Disclosure Schedule, no consent of any party to a Parent Material Contract is required in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Transactions.

(e) True, complete and accurate copies (or, as to oral Contracts, written summaries of the terms), of the Parent Material Contracts entered into on or prior to the date hereof have been provided or made available to the Company and true, complete and accurate copies (or, as to oral Contracts, written summaries of the terms) of any Parent Material Contracts entered into after the date hereof and prior to or on the Closing Date will be provided or made available to the Company promptly after being so entered into.

Section 3.16  Customers and Suppliers.

(a) Except as set forth on Schedule 3.16 of the Parent Disclosure Schedule, during the past two years, neither Parent nor Merger Sub has received from: (i) any current or former customer of Parent any written notice or assertion of breach, misrepresentation, breach of warranty, design errors or malfunctions, or other failures of Parent to deliver upon any promises or legal or contractual obligations, and no such assertion of breach, misrepresentation, breach of warranty, design errors or malfunctions, or other failures have been otherwise threatened; or (ii) any current customer of Parent any written notice that such customer has ceased or intends to cease or terminate its use of the products or services of Parent, or reduced or intends to reduce such use, whether or not as a result of the transactions contemplated hereby, or has sought to change the terms for its purchases of products and services, and no customer has otherwise threatened such a cessation, termination, or change in use or terms, except in each case where such alleged breach, misrepresentation, breach of warranty, design errors or malfunctions, or cessation, termination or reduction has not and would not reasonably be expected to result in Parent incurring, individually or in the aggregate with all other instances thereof, any loss of revenue or other Liability in excess of $100,000.

(b) Except as set forth on Schedule 3.16 of the Parent Disclosure Schedule, during the past two years, neither Parent nor Merger Sub has received from: (i) any current or former supplier of Parent any notice or assertion of breach, misrepresentation, breach of warranty, or other failures of Parent to deliver upon any promises or legal or contractual obligations; or (ii) any current supplier of Parent any notice that such supplier has ceased or intends to cease or terminate supplying the products or services to Parent, or reduced or intends to reduce such supply, whether or not as a result of the transactions contemplated hereby, or has sought to change the terms for the supply of such products and services, other than general and customary changes in the terms in the ordinary course of business, consistent with past practice, except in each case where such alleged breach, misrepresentation, breach of warranty, failure to deliver, or cessation, termination or reduction has not and would not reasonably be expected to result in

Parent incurring, individually or in the aggregate with all other instances thereof, any additional expense or other Liability in excess of $100,000.

Section 3.17  Affiliate Interests and Transactions.

(a) Except as set forth on Schedule 3.17 of the Parent Disclosure Schedule and except for ownership (of record or as a beneficial owner) of less than five percent of the outstanding Capital Stock or Share Capital of any Person that is publicly traded on any national or foreign stock exchange, or over-the-counter market, no Related Party of Parent to the Knowledge of Parent, (i) owns or has, since January 1, 2005, owned, directly or indirectly, any equity or other financial or voting interest in any competitor, supplier, licensor of Intellectual Property or distributor of Parent, (ii) owns or has, since January 1, 2005, owned, directly or indirectly, or has or has had any interest in any material property (real or personal, tangible or intangible) that Parent uses or has used in or pertaining to the business of Parent, (iii) has or has had since January 1, 2005, any business dealings or a financial interest in any transaction with Parent or involving any assets or property of Parent, or has derived, received, or was entitled to, any interest, incentive, or other form of benefit in connection with Parent’s business, or any of the Contracts to which Parent is a party.

(b) There are no outstanding notes payable to, accounts receivable from or advances by Parent to, and Parent is not otherwise a debtor or creditor of, or has any liability or other obligation of any nature to, any Related Party of Parent. Except as set forth on Schedule 3.17 of the Parent Disclosure Schedule, Parent has not incurred any outstanding obligation or liability to, or entered into or agreed to enter into any agreement or transaction with or for the benefit of, any Related Party of Parent, other than the Transactions and the Financing.

Section 3.18  No Prior Activities.  Except for obligations incurred in connection with its organization, entry into this Agreement and anticipation of the Transactions, Merger Sub has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

Section 3.19  Brokers’ Fees.  Other than Oppenheimer & Co. Inc. and Seven Hills Partners LLC, whose fees will be paid by Parent, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub. Parent has furnished to Company a complete and correct copy of all agreements between Parent and Oppenheimer & Co. Inc. or Seven Hills Partners LLC pursuant to which such firm would be entitled to any payment relating to the Transactions.

Section 3.20  Parent Disclosure.  None of the representations or warranties of Parent contained in this Agreement or any Ancillary Agreement and none of the information contained in any schedule, certificate or other document delivered by Parent or that will at anytime be delivered by Parent pursuant hereto or thereto or in connection with the Transactions contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedule of the Company attached hereto and delivered concurrently herewith that is arranged in Sections corresponding to the numbered and lettered Sections contained in this Agreement (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1  Organization and Qualification.

(a) Each of the Company and its Subsidiaries is (i) a corporation duly organized, validly existing and in good standing (to the extent the concept of good standing is recognized in the applicable jurisdiction) under the laws of the jurisdiction of its incorporation as set forth on Schedule 4.1(a) of the Company Disclosure Schedule, and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (ii) duly qualified or licensed as a foreign corporation to do business, and is in good standing

(to the extent the concept of good standing is recognized in the applicable jurisdiction), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except in each case for any such failure to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Galil Medical (USA), Inc. is an inactive subsidiary, which does not currently conduct any business activities.

(b) The Company has heretofore furnished to Parent a complete and correct copy of the Memorandum of Association and Articles of Association of the Company, as amended to date (the “Company Charter Documents”), and the certificate of incorporation and bylaws or equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries. Such Company Charter Documents, the certificates of incorporation, bylaws and equivalent organizational documents are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its Charter Documents, certificate of incorporation, bylaws or equivalent organizational documents. Copies of the transfer books and the minutes of all meetings of shareholders, the Board of Directors and each committee of the Board of Directors of each of the Company and its Subsidiaries have been made available for inspection by Parent prior to the date hereof and such copies are true and complete.

Section 4.2  Authority.

(a) The Company has full corporate power and authority to execute and deliver this Agreement, and each of the Ancillary Agreements to which it will be a party, and, subject to obtaining the Company Shareholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which the Company is or will be party and the consummation by the Company of the Transactions have been duly and validly authorized by the Board of Directors of the Company. Except for obtaining Company Shareholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery or performance of this Agreement or any Ancillary Agreement or to consummate the Transactions. This Agreement has been, and upon their execution and delivery each of the Ancillary Agreements to which the Company will be a party will have been, duly executed and delivered by the Company. This Agreement constitutes, and upon their execution and delivery each of the Ancillary Agreements to be entered into after the date hereof to which the Company will be a party, will as of the date of delivery constitute, the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms.

(b) The Board of Directors of the Company, at a meeting thereof duly called, and held on November 9, 2008, (i) determined that this Agreement, the Merger, the Ancillary Agreements and the other Transactions are fair to, and in the best interests of, the Company and its Shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger, the Ancillary Agreements to which it is a party and the other Transactions, and (iii) determined to recommend to the Shareholders the approval of this Agreement, the Merger and the other Transactions.

Section 4.3  No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which the Company will be a party, and the consummation of the Transactions, do not and will not:

(i) conflict with or violate the certificate of incorporation or bylaws or equivalent organizational documents of the Company or any of its Subsidiaries;

(ii) conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound; or

(iii) except as set forth on Schedule 4.3(a)(iii) of the Company Disclosure Schedule, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person or otherwise adversely affect any rights of the Company or any of its Subsidiaries under, or result in the creation of any Encumbrance on any property, asset or right of the Company or any of its Subsidiaries pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties, assets or rights are bound, except, in the case of the foregoing clauses (ii) and (iii), for any such conflicts, breaches, defaults or other occurrences that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(b) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other Transactions do not and will not require any filing or registration with, notification to, or authorization, permit, consent or approval of, or other action by or in respect of, any Governmental Authority by the Company or any of its Subsidiaries other than (i) filing of the Merger Certificate, (ii) notice to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade & Labor (“OCS”) and, to the extent applicable, the MAGNET Program in the OCS (“MAGNET”) to the change in ownership of the Company to be effected by the Merger and the filing by Parent of an undertaking in customary form in favor of the OCS and the MAGNET to comply with the applicable Law, (iii) filings with, and approval by, the Investment Center of the Israeli Ministry of Industry, Trade & Labor (the “Investment Center”) of the change in ownership of the Company to be effected by the Merger, (iv) obtaining the Israeli Withholding Tax Ruling, the Israeli Options Tax Ruling and the Israeli Escrow Tax Ruling, if applicable, and (v) obtaining the Israeli Securities Exemption.

(c) Subject to the provisions of Section 320 of the Companies Law, the affirmative vote (in person or by proxy) of (i) the holders of 75% of the Company Shares present and voting at the general meeting of the shareholders of the Company (voting together as a single class on an as-converted basis), (ii) the holders of 75% of the Company Ordinary Shares at a class meeting of such shareholders, (iii) the holders of 75% of the Preferred A-1 Shares of the Company at a class meeting of such shareholders, and (iv) the holders of 75% of the Preferred A-2 Shares of the Company at a class meeting of such shareholders, or (in each case) any adjournment or postponement thereof, in favor of the approval of this Agreement, the Merger and the other Transactions (collectively, the “Company Shareholder Approval”) are the only votes or approvals of the holders of any class or series of shares of the Company or any of its Subsidiaries that may be necessary to approve this Agreement, the Merger and the other Transactions. If Parent, Merger Sub or any Person holding twenty-five percent (25%) or more of either the voting rights or the right to appoint directors of Parent (any such Person is described in this paragraph as a “Parent Affiliate”) holds Company Shares, then the Company Shareholder Approval shall also include the additional requirement that a majority of the voting power present and voting at the Company Shareholders’ Meeting in person or by proxy (excluding abstentions, Parent, Parent Affiliates, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the Merger.

(d) Other than as set forth in the Companies Law, neither the Company or any Subsidiary thereof is subject to any business combination, control share acquisition, fair price or similar statute that applies to the Merger or any other Transaction.

Section 4.4  Capitalization.

(a) As of the date hereof, the authorized Share Capital of the Company consists of NIS 2,664,906, divided into 184,781,744 Ordinary Shares, 74,962,170 Preferred A-1 Shares and 6,746,596 Preferred A-2 Shares.

(b) As of the date hereof, (i) 85,308,120 Company Ordinary Shares are issued and outstanding, (ii) 74,962,166 Preferred A-1 Shares are issued or outstanding, (iii) 6,746,596 Preferred A-2 Shares are issued and outstanding, (iv) 586,258 Company Ordinary Shares are held in the treasury of Company (included in the outstanding), (v) 25,209,334 Company Ordinary Shares are reserved for issuance upon exercise of Company Share Options issued and outstanding, (vi) 74,962,166 Company Ordinary Shares reserved for issuance upon conversion of the Preferred A-1 Shares, (vii) 6,746,596 Company Ordinary Shares reserved for issuance upon conversion of the Preferred A-2 Shares, and (viii) 4,230,416 Company Ordinary Shares are authorized and reserved for future issuance pursuant to the Company Option Plans (other than Company Ordinary Shares authorized and reserved for future issuance upon exercise of Company Share Options issued and outstanding). Each issued and outstanding

Company Share is, and each Company Share reserved for issuance as specified above is, or will be, upon issuance on the terms and conditions specified in the instruments pursuant to which it is issuable, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights or similar rights, and has been, or will be, issued in compliance in all respects with applicable Law and the Company Charter Documents.

(c) The authorized Share Capital of the Company immediately prior to the Closing shall consist of NIS 3,950,089.28 divided into 395,008,924 Ordinary Shares and 4 Preferred A-1 Shares.

(d) As of immediately prior to the Closing (and following consummation of the transactions contemplated by the Pre-Closing Shareholders Agreement), and assuming no exercise of any outstanding Company Share Options following the date hereof, (i) 365,569,174 Company Ordinary Shares shall be issued and outstanding, (ii) 25,209,334 Company Ordinary Shares shall be reserved for issuance upon exercise of Company Share Options issued and outstanding, and (iii) 4,230,416 Company Ordinary Shares shall be authorized and reserved for future issuance pursuant to the Company Option Plans (other than Company Ordinary Shares authorized and reserved for future issuance upon exercise of Company Share Options issued and outstanding). Each issued and outstanding Company Share will be, and each Company Share reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which it is issuable, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights or similar rights, and will be issued in compliance in all respects with applicable Law and the Company Charter Documents.

(e) Except as set forth on Schedule 4.4(e) of the Company Disclosure Schedule, since January 1, 2008, (i) no Company Shares have been issued, except in connection with the exercise of Company Share Options issued and outstanding on such date and (ii) no options, warrants, securities convertible into, or commitments with respect to the issuance of, Company Ordinary Shares have been issued, granted or made.

(f) Schedule 4.4(f) of the Company Disclosure Schedule accurately sets forth, as of the date hereof: (i) the name of each Person that is the record owner of any Company Shares or any other securities or instrument relating to the Share Capital of the Company; (ii) each such Person’s country and, if applicable, state of residence opposite that Person’s name, as set forth in the Company’s register of members or otherwise in the Company’s records; and (iii) the number of such Company Shares or other securities or instruments so owned by such Person and the number of Company Ordinary Shares that would be owned by such Person assuming conversion of all the Company Preferred Shares or any other security or instrument of the Company (including any option, restricted stock or warrant granted to such Person) convertible or exchangeable into or exercisable for Company Ordinary Shares so owned by such Person giving effect to all anti-dilution and similar adjustments, and to the transactions contemplated by the Pre-Closing Shareholders Agreement.

(g) Except for Company Share Options, Preferred A-1 Shares and Preferred A-2 Shares issued and outstanding on the date hereof and listed on Schedules 4.4(f) or 4.4(h) of the Company Disclosure Schedule, as applicable, there are no outstanding subscriptions, options, calls, restrictions, arrangements, rights, warrants or other Contracts, including any right of conversion or exchange under any outstanding security, instrument or other Contract and also including any rights plan or other similar agreement, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional Company Shares or obligating the Company to grant, extend or enter into any such Contract. There are no obligations, contingent or otherwise, of the Company to (i) repurchase, redeem or otherwise acquire any Company Shares or (ii) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person. There are no outstanding stock appreciation rights or similar derivative securities or rights of the Company. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which Shareholders may vote. Except as set forth on Schedule 4.4(g) of the Company Disclosure Schedule, there are no voting trusts, irrevocable proxies or other Contracts to which the Company is a party or is bound with respect to the voting of any shares of Company Share Capital.

(h) Schedule 4.4(h)(1) of the Company Disclosure Schedule lists each outstanding Company Share Option, the Company Plan under which such Company Share Option was granted, the holder thereof, the number of Company Shares issuable thereunder and the exercise price thereof and each such holder’s country and, if applicable, state of residence opposite such holder’s name, as set forth in the Company’s records. Except as set forth on Schedule 4.4(h)(2) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has agreed to register any securities under the Securities Act, any state securities Law or any other applicable securities Law or granted registration rights to any Person.

(i) As of the date hereof the Company has, and as of the Closing Date the Company will have, less than 35 Shareholders (whether individuals, corporations or other Persons) who are residents in Israel and which are entitled to receive shares of Parent Common Stock in accordance with the provisions of Article II (assuming no additional exercise of options occur). Without limiting the foregoing, from the date hereof until and including the Closing Date, the Company will promptly notify Parent of each exercise of any Company Share Option.

Section 4.5  Equity Interests.

(a) Except for the Subsidiaries listed on Schedule 4.1(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest or any Person, or is under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution or other investment in, or assume any liability or obligation of, any Person.

(b) Each of the issued and outstanding shares of Capital Stock of each of the Subsidiaries of the Company listed on Schedule 4.1(a) of the Company Disclosure Schedule (the “Subsidiary Shares”) has been duly authorized and validly issued and are fully paid and nonassessable, have not been issued in violation of any preemptive or similar rights and were issued in compliance in all respects with the applicable Laws and the provisions of their respective memorandum of association, articles of association, certificate of incorporation, bylaws or equivalent organizational documents, and the Company owns, directly or indirectly, one hundred percent of all outstanding Subsidiary Shares. There are no (i) securities convertible into or exchangeable for shares of Capital Stock or other securities of any Subsidiary of the Company, or (ii) subscriptions, options, warrants, puts, calls, phantom stock rights, stock appreciation rights, stock-based performance units, agreements, understandings, claims or other Contracts or rights of any type granted or entered into by the Company or any of its Subsidiaries relating to the issuance, sale, repurchase or transfer of any securities of any Subsidiary of the Company or that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of securities of any Subsidiary of the Company.

Section 4.6  Financial Statements; No Undisclosed Liabilities.

(a) True and complete copies of (i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2005, December 31, 2006 and December 31, 2007, and the related audited consolidated statements of income, retained earnings, shareholders’ equity and changes in financial position of the Company and its Subsidiaries for the periods covered therein, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (collectively, the ‘‘Company Annual Financial Statements”), (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2008, and the related consolidated statements of income, retained earnings, shareholders’ equity and changes in financial position of the Company and its Subsidiaries for the six months and quarter then ended, together with all related notes and schedules thereto, (iii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of July 31, 2008, August 31, 2008 and September 30, 2008, and the related consolidated statements of income, retained earnings, shareholders’ equity and changes in financial position of the Company and its Subsidiaries for the month then ended, and (iv) any subsequent financials delivered pursuant to Section 5.20 (collectively, the financial statements delivered pursuant to clauses (ii) through (iv), the ‘‘Company Interim Financial Statements”, and with the Company Annual Financial Statements, the “Company Financial Statements”), are attached hereto as Schedule 4.6(a) of the Company Disclosure Schedule, or with respect to any financial statements to be delivered pursuant to Section 5.20, will be delivered to Parent pursuant thereto. Each of the Company Financial Statements are, or in the case of the Company Interim Financial Statements to be delivered pursuant to Section 5.20, when so delivered will be (i) correct and complete in all material respects and have been prepared in accordance with the books and records of the Company and its Subsidiaries; (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto); and (iii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Company Interim Financial Statements, to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material. The Company Financial Statements do not contain any material items of a special or nonrecurring nature, except as expressly stated therein. Except for the Subsidiaries of the Company listed on Schedule 4.1(a) of the Company Disclosure Schedule, no financial statements of any other Person are required by GAAP to be consolidated in the financial statements of the Company.

(b) Except for those liabilities that are reflected or reserved against on the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2007 (such balance sheet, together with all related notes and schedules thereto, the “Balance Sheet”), and for liabilities incurred in the ordinary course of business consistent with past practice after such date, neither the Company nor any of its Subsidiaries has incurred any liability (including, without limitation, any liability derived or assumed from any predecessor to the Company’s business or assets), whether or not required by GAAP to be reflected in a consolidated balance sheet of the Company and its Subsidiaries or disclosed in the notes thereto, except those liabilities and obligations that are not, individually or in the aggregate, material to the Company or any of its Subsidiaries and that do not exceed $100,000 in the aggregate.

(c) The books of account and financial records of the Company and its Subsidiaries are true and correct and have been prepared and are maintained in accordance with sound accounting practice.

(d) The Company’s internal controls and procedures are sufficient to ensure that the Company’s financial statements are accurate in all material respects. Without limiting the foregoing, the Company and each of its Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements that are in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to the differences. The Company has not been advised by any independent certified public accountant of the Company that there is a significant deficiency or material weakness in the design or operation of the internal controls of the Company or any of its Subsidiaries. Notwithstanding the foregoing, Parent acknowledges that the Company’s independent certified public accountants are not required to review the design or operation of the internal controls of the Company or any of its Subsidiaries.

Section 4.7  Absence of Certain Changes or Events.  Since the date of the Balance Sheet: (a) the businesses of the Company and its Subsidiaries have been conducted, in all material respects, only in the ordinary course of business consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Change on the Company; (c) neither the Company nor any of its Subsidiaries has suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; and (d) none of the Company or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1.

Section 4.8  Compliance with Applicable Law; Permits.

(a) Each of the Company and its Subsidiaries is and has been in compliance in all material respects with all Laws applicable to it. None of the Company or any of its Subsidiaries has received during the past seven years, nor is there any basis for, any notice, order, complaint or other communication from any Governmental Authority or any other Person that the Company or any of its Subsidiaries is not and has not been in compliance in any material respect with any Law applicable to it.

(b) Each of the Company and its Subsidiaries is in possession of all licenses, franchises, permits, certificates, approvals, variances, registrations, accreditations, permissions and billing and other authorizations that are required for the Company and its Subsidiaries to own, lease and operate its properties and to carry on its business in all material respects as currently conducted (the “Company Permits”). Each of the Company and its Subsidiaries is and has been in compliance in all respects with all such Company Permits, except where the failure to so comply has not and would not reasonably be expected to have a material detriment on the Company and its Subsidiaries, taken as a whole, in excess of $250,000. No suspension, cancellation, modification, revocation or nonrenewal of any Company Permit is pending or, to the Knowledge of the Company, threatened. The Company and its Subsidiaries will continue to have the use and benefit of all Company Permits following consummation of the Transactions. No Company Permit is held in the name of any employee, officer, director, shareholder, agent or otherwise on behalf of the Company or any of its Subsidiaries.

Section 4.9  Litigation.  Except as set forth on Schedule 4.9 of the Company Disclosure Schedule, there is no material Action pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any material property or asset of the Company or any of its Subsidiaries, nor to its Knowledge is there any event, circumstance or fact existing or that has occurred that would reasonably be expected to result in any such material Action. There is no Action pending or, to the Knowledge of the Company, threatened, seeking to prevent, hinder, modify, delay or challenge the Transactions. There is no outstanding or pending Order or, pending or, to the Knowledge of the Company, threatened, investigation by, any Governmental Authority relating to the Company, any of its Subsidiaries, any of their respective properties or assets or the Transactions. There is no Action by the Company or any of its Subsidiaries pending, or which the Company or any of its Subsidiaries has commenced preparations to initiate, against any other Person.

Section 4.10  Benefit Plans.

(a) Schedule 4.10(a) of the Company Disclosure Schedule sets forth a true and complete list of all material Company Plans. “Company Plans” means:

(i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, share or share-related promises, plans and awards (including, share option, share purchase, or restricted stock), incentive, commission, variable compensation, deferred compensation, retiree medical or life insurance, welfare benefits, vacation, leave of absence, enhanced maternity, educational assistance, disability, permanent health insurance, fringe benefits or other employee benefits or remuneration of any kind, funded or unfunded, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other Contracts to which the Company or any of its Subsidiaries is a party or by which their assets are bound, with respect to which the Company or any of its Subsidiaries has or would reasonably be expected to have any liability or obligation or which are provided, maintained, contributed to or sponsored by the Company or any of its Subsidiaries (or which the Company or any of its Subsidiaries is contractually required to provide) for the benefit of any current or former employee, consultant, officer or director of the Company or any of its Subsidiaries in Israel, the United States or elsewhere; and

(ii) any Contracts between the Company or any of its Subsidiaries and any current or prospective employee, consultant, officer or director of the Company or any of its Subsidiaries in Israel, the United States or elsewhere, including any Contracts relating in any way to a sale of the Company or any of its Subsidiaries.

(b) Except as set forth on Schedule 4.10(b) of the Company Disclosure Schedule, each Company Plan is in writing. The Company has made available to Parent a true and complete copy of each material Company Plan, including all amendments thereto; provided, however, that in the case of Company Plans that are Contracts between the Company or any of its Subsidiaries and any current or prospective employee, consultant, officer or director of the Company, the Company has made available to Parent the standard form contract, and has made available to Parent a true and complete copy of each material document, if any, prepared in connection with each material Company Plan, including, if applicable, (i) a copy of each trust or other funding arrangement, (ii) the two most recently filed Internal Revenue Service (“IRS”) Form 5500, (iii) the most recently received IRS determination letter (or opinion letter) for each such Company Plan, (iv) the most recently prepared actuarial report and financial statement in connection with each such Company Plan, (v) the form of each representative share option agreement evidencing any outstanding Company Share Options, (vi) all correspondence since January 1, 2005 to or from any Governmental Authority relating to any Company Plan that alleges a violation of any Laws in any material respect or relates to a material amendment to any such Company Plan, and (vii) any approvals held by the Company or its Subsidiaries that enable them to employ foreign employees or employees from “territories” currently administered by Israel. Neither the Company nor any of its Subsidiaries has any express or implied commitment (A) to create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (B) to enter into any Contract to provide compensation or benefits to any individual, or (C) to modify, change or terminate any Company Plan, other than with respect to a modification, change or termination required by the Israeli Tax Ordinance, ERISA, the Code, or other applicable law to the extent applicable in each such case. Except for Contracts set forth on Schedule 4.18(a)(viii) of the Company Disclosure Schedule, there are no Company Plans that are Contracts between the Company or any of its Subsidiaries and any current or prospective employee, consultant, officer or director of the Company that differ in any material respect from the standard form contract made available to Parent.

(c) Neither the Company nor any ERISA Affiliate has sponsored, maintained, contributed to, been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA (a “Multiemployer Plan”), or (ii) a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which the Company or any of its Subsidiaries could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”). No liability under Title IV of ERISA has been incurred by the Company, any Subsidiary or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company, any Subsidiary or any ERISA Affiliate of incurring a liability under Title IV of ERISA. No Company Plan is a pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA. None of the Company Plans provides for or promises on behalf of the Company retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries, except for (i) coverage mandated by applicable Law or (ii) death benefits or retirement benefits under any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA).

(d) Each Company Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including the Israeli Tax Ordinance, ERISA and the Code. No Action is pending or, to the Knowledge of the Company, threatened with respect to any Company Plan, other than claims for benefits in the ordinary course, that would reasonably be expected to result in any material liability to the Company.

(e) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter) from the IRS covering all of the provisions applicable to the Company Plan for which determination letters are currently available that the Company Plan is so qualified. No fact or event has occurred since the date of such determination letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Company Plan.

(f) There has not been any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code (for which an exemption is not available), with respect to any Company Plan.

(g) All material contributions, premiums or payments required to be made with respect to any Company Plan have been timely made.

(h) With respect to Company Plans that are subject to or governed by the Laws of any jurisdiction other than the United States (the “Non-US Plans”), except as have not and would not, individually or in the aggregate, reasonably be expected to result in any materially liability to the Company or any of its Subsidiaries, (i) all amounts required to be reserved under each book reserved Non-US Plan have been so reserved in accordance with GAAP and (ii) each Non-US Plan required to be registered with a Governmental Authority as set forth on Schedule 4.10(h) of the Company Disclosure Schedule, has been so registered, has been maintained in good standing with the appropriate Governmental Authorities, has been maintained and operated in all respects in accordance with its terms and is in compliance with all applicable Law.

(i) Except as set forth on Schedule 4.10(i) of the Company Disclosure Schedule, no Company Plan exists that, as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any concurrent or subsequent event(s)), would reasonably be expected to (i) entitle any current or former employee, officer or director or consultant of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment or engagement after the execution of this Agreement or otherwise alter the termination provisions of any employment contract, (ii) accelerate or alter the time of payment, vesting or exercise or result in any grant, payment or funding (through a grantor trust or otherwise) of compensation or benefits or awards under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Plans, (iii) limit or restrict the right of Parent or the Surviving Company to merge, amend or terminate any of the Company Plans or (iv) result in payments or benefits under any of the Company Plans or otherwise that would not be deductible under Section 280G of the Code.

(j) To the Knowledge of the Company, each Company Plan that is a nonqualified deferred compensation plan (as defined under Section 409A of the Code) has, since January 1, 2005, been operated in good faith compliance with Sections 409A(a)(2), (3), and (4) of the Code.

(k) The Company and its ERISA Affiliates do not maintain any Company Plan which is a “group health plan,” as such term is defined in Section 5000(b)(1) of the Code, that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601 of ERISA, Section 4980B(b) of the Code and the applicable provisions of the Health Insurance Portability and Accountability Act of 1986.

Section 4.11  U.S. and European Labor and Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any labor or collective bargaining Contract that pertains to employees of the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no organizing activities or collective bargaining arrangements that could materially affect the Company or any of its Subsidiaries pending or under discussion with any labor organization or group of employees of the Company or any of its Subsidiaries. There is, and during the past three (3) years there has been, no labor dispute, strike, controversy, slowdown, work stoppage or lockout pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries. There are no pending or, to the Knowledge of the Company, threatened union grievances or union representation questions involving employees of the Company or any of its Subsidiaries.

(b) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged or is engaging in any unfair labor practice that has not had or would reasonably be expected to result in any material liability to the Company or any of its Subsidiaries. Except as set forth on Schedule 4.11(b) of the Company Disclosure Schedule, no unfair labor practice or labor charge or complaint, health and safety claim, or wage and hour claim is pending or, to the Knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Occupational Safety and Health Administration, the U.S. Department of Labor or any other Governmental Authority.

(c) Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. To the Knowledge of the Company, no current officer of the Company or any of its Subsidiaries intends, or is expected, to terminate his employment relationship with such entity following the consummation of the transactions contemplated hereby.

(d) Except as set forth on Schedule 4.11(d)(1) of the Company Disclosure Schedule, each non-Israeli employee of the Company or any of its Subsidiaries is hired “at will,” meaning that the Company or its Subsidiary or such employee can terminate such employment, with or without cause, at any time, without liability, except for any statutory severance obligations under applicable Law. Schedule 4.11(d)(1) of the Company Disclosure Schedule sets forth the notice period (if any) applicable to any such person. All Persons who have performed services for the Company or its Subsidiaries in the United States or Europe have been classified as independent contractors, and all Persons who have performed services for the Company or its Subsidiaries in the United States and have been classified as exempt employees not entitled to overtime pay, have been at all times properly classified as such in accordance with all applicable Laws, except as has not and would not, individually or in the aggregate, reasonably be expected to have a material detriment on the Company and its Subsidiaries, taken as a whole, in excess of $250,000. Except as set forth on Schedule 4.11(d)(2) of the Company Disclosure Schedule, there is no pending or, to the Knowledge of the Company, threatened claim by a current or former non-Israeli employee or non-Israeli independent contractor for compensation or any other entitlement in connection with his/her employment or engagement and/or the termination of such employment or engagement.

(e) The pension plan operated by a third party pension provider in respect of employees based in the United Kingdom (the “UK Pension Plan”) is a personal pension arrangement administered by a third party provider which provides only money purchase benefits whereby the Company’s only liability is to administer employee’s contributions and pay employer contributions at an agreed level which has been disclosed to Parent. No assurance, promise or guarantee has been made or given to any person of a particular level or amount of benefit to be provided for or in respect of him or her under the UK Pension Plan on death, retirement or leaving service.

(f) Except as set forth on Schedule 4.11(f) of the Company Disclosure Schedule, none of the Company’s or of its Subsidiaries’ employees who are based in European Member States have become an employee by virtue of the operation of the Acquired Rights Directive (or any similar or implementing legislation in any European Member State).

Section 4.12  Israeli Employee Matters and Benefit Plans.

(a) Solely with respect to employees and consultants of the Company or any Subsidiary thereof who reside or work in Israel or whose employment is otherwise subject to Israeli Law (“Israeli Employees” and “Israeli Consultants,” respectively):

(i) except as set forth on Schedule 4.12(a)(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a member of any employers’ organization and no claim or request has been made towards the Company or any Subsidiary thereof by any employers’ organization, and neither the Company nor any of its Subsidiaries is a party or otherwise subject to any collective bargaining Contract or arrangement, whether general or special, with a labor union, trade union or other organization or body involving any of its Israeli Employees, and no such collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries;

(ii) no labor union or other representative organization has been certified or recognized as the collective bargaining representative of any Israeli Employee and there are no union organizing campaigns or representation proceedings or campaigns in process or threatened with respect to any Israeli Employee;

(iii) to Knowledge of the Company, there are no existing or threatened labor strikes, work stoppages, organized slowdowns, unfair labor practice charges or complaints or labor arbitration proceedings affecting any Israeli Employee;

(iv) neither the Company nor any of its Subsidiaries has experienced any such labor controversy within the past five years;

(v) neither the Company nor any of its Subsidiaries has recognized or received a demand for recognition from any collective bargaining representative with respect to any of its Israeli Employees;

(vi) neither the Company nor any of its Subsidiaries is subject to, and no Israeli Employee of the Company or any of its Subsidiaries benefits from, any extension order (tzavei harchava) except for extension orders applicable to all employees in Israel and/or companies of the same industry as the Company or any of its Subsidiaries;

(vii) Except as set forth on Schedule 4.12(a)(vii) of the Company Disclosure Schedule, all of the Israeli Employees and Israeli Consultants are “at will” employees or consultants subject to the termination notice provisions included in their respective agreements, if any, or applicable Law, and all Contracts between the Company or any Subsidiary thereof and any of their respective Israeli Employees, directors or Israeli Consultants can be terminated with a written notice provided by the Company or its Subsidiaries (as the case may be), of no more than sixty (60) days, without giving rise to a claim for damages or compensation (except for statutory payments);

(viii) all amounts that the Company or any Subsidiary thereof is legally or contractually required to pay to Israeli Employees and Israeli Consultants and/or to Governmental Authorities are fully accrued on the Company Financial Statements (including any Company Financial Statements to be delivered pursuant to Section 5.20) as of the date of such Company Financial Statements, and the Company and its Subsidiaries are in compliance with the requirements of Section 14 of the Severance Pay Law 5723-1963 (“Severance Pay Law”);

(ix) there is no pending or, to the Knowledge of the Company, threatened claim by a current or former Israeli Employee or Israeli Consultant for compensation or any other entitlement in connection with his/her employment or engagement and/or the termination of such employment or engagement;

(x) all amounts that the Company and its Subsidiaries are legally or contractually required to either (A) deduct from their respective Israeli Employees’ or Israeli Consultants’ salaries or compensation or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds, or (B) withhold from their respective Israeli Employees’ or Israeli Consultants’ salaries and benefits and to pay to any Governmental Authority as required by the Israeli Tax Ordinance and/or Israeli National Insurance Law or otherwise, in either case, have been duly deducted, transferred, withheld and paid, and neither the Company nor any of its Subsidiaries has any outstanding obligation to make any such deduction, transfer, withholding or payment (other than routine payments, deductions or withholdings to be timely made in the ordinary course of business and consistent with past practice);

(xi) the Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws, Contracts and customs relating to employment, employment practices, engagements with Israeli Consultants, wages and other consideration, bonuses and other compensation matters and terms and conditions of employment related to its Israeli Employees, including (but not limited to) the Israeli Prior Notice Law 2001, the Israeli Notice to Employee (Terms of Employment) Law 2002, the Israeli Prevention of Sexual Harassment Law 1998, and the Israeli Employment by Human Resource Contractors Law 1996;

(xii) neither the Company nor any Subsidiary thereof has engaged any Israeli Employees and/or Israeli Consultants whose engagement would require special licenses or permits, and, except as set forth on Schedule 4.12(a)(xii) of the Company Disclosure Schedule, there are no unwritten policies or customs of the Company or any of its Subsidiaries which, by extension, could entitle Israeli Employees and Israeli Consultants to benefits in addition to what they are entitled by Law or Contract. Israeli Consultants providing services to the Company or any of its Subsidiaries are subject to agreements that state that there is no employer-employee relationship between the Company or any of its Subsidiaries, on the one hand, and an Israeli Consultant, on the other hand; and

(xiii) except as set forth on Schedule 4.12(a)(xiii) of the Company Disclosure Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other Transactions, will result in any payment (including any bonus, golden parachute or severance payment) to any current or former Israeli Employees and/or Israeli Consultants (whether or not under any benefit plan), increase any Benefits payable to any such Israeli Employee or Israeli Consultant, including, without limitation, salaries and other compensation, directors’ fees, social benefits, bonuses, commissions, profit shares, automobile, reimbursement of expenses and benefits in kind, or result in any acceleration of the time of payment or vesting of any such benefit.

(b) Schedule 4.12(b) of the Company Disclosure Schedule identifies each Israeli Employee and/or Israeli Consultant who is not fully available to perform work/services because of disability or other leave and sets forth the basis of such leave and the anticipated date of return to full service. The Company provided Parent with either a copy of the agreements between the Company or any of its Subsidiaries and each Israeli Employee and/or Israeli Consultant, or a full and accurate description of the terms of employment or engagement of each such Israeli Employee or Israeli Consultant, and all benefits, including, without limitation, salaries and other compensation, directors’ fees, social benefits, bonuses, commissions, profit shares, automobile, reimbursement of expenses and benefits in kind (“Benefits”) payable or which the Company or any of its Subsidiaries is bound to provide (whether now or in the future) to each such Israeli Employee or Israeli Consultant. Neither the Company nor any of its Subsidiaries has adopted any policy or custom with respect to any Benefit that would materially change the terms of such Benefit.

Section 4.13  Title, Sufficiency and Condition of Assets.

(a) The Company and its Subsidiaries have good and valid title to or a valid leasehold interest in all of their assets, including all of the assets reflected on the Balance Sheet or acquired in the ordinary course of business since the date of the Balance Sheet, except those sold or otherwise disposed of for fair value since the date of the Balance Sheet in the ordinary course of business consistent with past practice. The assets owned or leased by the Company or any of its Subsidiaries constitute all of the assets necessary for the Company and its Subsidiaries to carry on their respective businesses as currently conducted. None of the assets owned or leased by the Company or any of its Subsidiaries is subject to any Encumbrance, other than (i) liens for Taxes and assessments not yet due and payable, (ii) liens for Taxes that the Company or any of its Subsidiaries is contesting in good faith through appropriate proceedings, (iii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice and not incurred in connection with the borrowing of money, and (iv) any such matters of record and other Encumbrances that do not, individually or in the aggregate, materially impair the ownership, or use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted, or the transfer of such assets (collectively, “Company Permitted Encumbrances”). Without limiting the foregoing, no liens on any of the assets of the Company or any Subsidiary thereof are registered in any registry in Israel.

(b) All tangible assets owned or leased by the Company or its Subsidiaries have been maintained in all material respects in accordance with generally accepted industry practice, are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.

Section 4.14  Real Property.

(a) Neither the Company or any of its Subsidiaries owns any Owned Real Property.

(b) Schedule 4.14(b) of the Company Disclosure Schedule lists the street address of each parcel of Leased Real Property and the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property. The Company or its Subsidiaries have a valid leasehold estate in all Leased Real Property, free and clear of all Encumbrances, other than Company Permitted Encumbrances. All leases in respect of the Leased Real Property are in full force and effect, neither the Company nor any of its Subsidiaries has received any written notice of a breach of default thereunder, and to the Knowledge of the Company, no event has occurred or circumstance or condition exists (with or without the lapse of time or the giving of notice, or both) that would constitute a breach or default thereunder.

(c) There are no material latent defects or material adverse physical conditions affecting the Leased Real Property. All plants, warehouses, distribution centers, structures and other buildings on the Leased Real Property are adequately maintained and are in good operating condition and repair for the requirements of the business of the Company and its Subsidiaries as currently conducted.

Section 4.15  Intellectual Property.

(a) Schedule 4.15(a) of the Company Disclosure Schedule sets forth a true and complete list of all material Intellectual Property including registered and material unregistered Marks, Patents and registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by or exclusively licensed to the Company or any of its Subsidiaries, identifying for each whether it is owned by or exclusively licensed to the Company or the relevant Subsidiary. Schedule 4.15(a) of the Company Disclosure Schedule lists the record owner of each such item of Intellectual Property, and the jurisdiction in which each such item of Intellectual Property has been issued or registered or in which each such application for the issuance or registration of such item of Intellectual Property has been filed. The Company Intellectual Property includes all Intellectual Property necessary and sufficient to enable the Company and each of its Subsidiaries to conduct its business as it is currently and proposed to be conducted. To the Knowledge of the Company, the Company Intellectual Property Rights are valid and enforceable.

(b) No registered Mark identified on Schedule 4.15(a) of the Company Disclosure Schedule has been or is now involved in any opposition or cancellation proceeding and, to the Knowledge of the Company, no such proceeding is or has been threatened with respect to any of such Marks. No Patent identified on Schedule 4.15(a) of the Company Disclosure Schedule has been or is now involved in any interference, reissue or reexamination proceeding and, to the Knowledge of the Company, no such proceeding is or has been threatened with respect to any of such Patents.

(c) The Company or its Subsidiaries are the sole and exclusive owner of all right, title and interest in and to, free and clear of any and all liens, licenses (royalty bearing or royalty-free), obligations or other Encumbrances to others requiring payment to any Person or any obligation to grant any right to any Person, of all Intellectual Property identified on Schedule 4.15(a) of the Company Disclosure Schedule and all other Intellectual Property used in the Company’s and its Subsidiaries’ businesses other than Intellectual Property that is licensed to the Company or a Subsidiary by a third party licensor pursuant to a written license agreement that remains in effect. The Company and its Subsidiaries have valid licenses to all material software and technology and all other material Intellectual Property that is licensed to the Company or a Subsidiary by a third party licensor and used by the Company or its Subsidiaries in the ordinary course of business, free and clear of all Encumbrances, except to the extent such a failure is the result of a defect in the license of the third party owner. Except as set forth on Schedule 4.15(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any notice or claim challenging the ownership by the Company or any of its Subsidiaries of any of the Intellectual Property owned (in whole or in part) by the Company or any of its Subsidiaries, nor to the Knowledge of the Company is there a reasonable basis for any claim that the Company or such Subsidiary does not so own any of such Intellectual Property.

(d) Each of the Company and its Subsidiaries has taken all reasonable steps in accordance with standard industry practices to protect its rights in its Intellectual Property and at all times has taken adequate security measures to protect the secrecy, confidentiality and value of all information that constitutes or constituted a Trade Secret of the Company or any of its Subsidiaries and any other confidential information. To the Knowledge of the Company, during the most recent two (2) years, there have been no material unauthorized disclosures of the trade secrets and non-public proprietary information of the Company or any of its Subsidiaries to a third party. Since December 2006, all employees and consultants involved in research or development for the Company or any of its Subsidiaries or who otherwise have developed or conceived of any Intellectual Property for or on behalf of the Company or any of its Subsidiaries have (i) executed and delivered proprietary information, trade secret and confidentiality and assignment agreements substantially in the Company’s standard forms and (ii) executed and delivered enforceable Contracts that assign to the Company all such employee’s or consultant’s rights, title and interests in any Intellectual Property conceived, developed, authorized or reduced to practice by such employee or consultant relating to the business. To the Knowledge of the Company, no current employee or consultant of the Company or any of its Subsidiaries is in default or breach of any material term of any such Contract with the Company or any of its Subsidiaries.

(e) All registered Marks, issued Patents and registered Copyrights identified on Schedule 4.15(a) of the Company Disclosure Schedule (“Company Registered IP”) are valid and subsisting and, to the Knowledge of the Company, enforceable, and neither the Company nor any of its Subsidiaries has received any notice or claim or cease-and-desist letters or invitations to license patent letters or written threats from any third party challenging the validity or enforceability of any Company Registered IP or alleging any misuse of Company Registered IP. Neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Company Registered IP (including the failure to pay any filing, examination, issuance, post registration and maintenance fees, annuities and the like and the failure to disclose any known material prior art in connection with the prosecution of patent applications). All necessary registration, maintenance, renewal and other relevant filing fees in connection with the Company Registered IP have been paid and all necessary documents, certificates and other relevant filings in connection with the Company Registered IP have been timely filed with the relevant patent, trademark, copyright or other relevant authorities in the United States, Israel or other jurisdictions, for the purpose of maintaining the Company Registered IP in the relevant jurisdiction.

(f) To the Company’s Knowledge, the development, manufacture, sale, distribution or other commercial exploitation of products, and the provision of any services, by or on behalf of the Company or any of its Subsidiaries, and all of the other activities or operations of the Company or any of its Subsidiaries, have not interfered with, infringed upon, misappropriated, violated, diluted or constituted the unauthorized use of, any Intellectual Property of any third party. Except as set forth on Schedule 4.15(f)(1) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any notice or claim or cease-and-desist letters or invitations to license patent letters or written threats from any third party asserting or suggesting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring or has or may have occurred, nor to the Knowledge of the Company, is there a reasonable basis therefor. Except as set forth on Schedule 4.15(f)(2) of the Company Disclosure Schedule, no Intellectual Property owned by or licensed to the Company or any of its Subsidiaries is subject to any outstanding Order or Contract restricting the use or licensing thereof by the Company or its Subsidiaries. To the Knowledge of the Company, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries in a material manner.

(g) Except as set forth on Schedule 4.15(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any material Intellectual Property. Upon the consummation of the Closing, the Surviving Company shall succeed to all of the material Intellectual Property rights necessary for the conduct of the Company’s and its Subsidiaries’ businesses as they are currently and proposed to be conducted, and all of such rights shall be exercisable by the Surviving Company to the same extent as by the Company and its Subsidiaries prior to the Closing. No loss or expiration of any of the material Intellectual Property used by the Company or any of its Subsidiaries in the conduct of its business is threatened, pending or reasonably foreseeable.

(h) To the Knowledge of the Company, the business of the Company and its Subsidiaries does not constitute unfair competition or trade practices and none of the Company or any of its Subsidiaries has engaged and does not engage in any false or misleading advertising or practices under the Laws of any jurisdiction in which the Company or any of its Subsidiaries operates or markets any of its products or services.

(i) The Company and each of its Subsidiaries maintains policies and procedures regarding data security and privacy that are in compliance with all applicable Laws. To the Knowledge of the Company, there have been no security breaches relating to violations or any security policy or any unauthorized access of any data or information of the software or technology systems of the Company or any of its Subsidiaries in the last two years. Except as would not have a Material Adverse Effect on the Company, the use and dissemination by the Company of any and all data or information concerning individuals is in compliance with all such privacy policies and applicable Laws, including HIPAA, and the transactions contemplated to be consummated hereunder as of the Closing will not violate any such privacy policies or Laws.

Section 4.16  General Tax Matters.

(a) Except as set forth on Schedule 4.16(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has accurately prepared and properly and timely filed (including any extensions) all material Returns required to be filed by it under any applicable Law. Such Returns are true, complete, accurate and correct in all material respects and do not contain a disclosure statement under Section 6662 of the Code or any predecessor provision or comparable provision of state, local or foreign Law. Each of the Company and its Subsidiaries is and has been in material compliance with all applicable Laws pertaining to Taxes, including all applicable Laws relating to record retention.

(b) Each of the Company and its Subsidiaries has timely paid all Taxes (whether or not shown on any Return) it is required to have paid except where contested in good faith by appropriate proceedings. All Taxes of the Company and its Subsidiaries accrued following the end of the most recent period covered by the Company Interim Financial Statements delivered on or prior to the date hereof have been accrued in the ordinary course of business and do not exceed comparable amounts incurred in similar periods in prior years (taking into account any changes in the Company’s or the applicable Subsidiary’s operating results).

(c) No claim has been made by any taxing authority in any jurisdiction where the Company or any of its Subsidiaries does not file Returns that it is or may be subject to Tax by that jurisdiction. No extensions or waivers of statutes of limitations with respect to any Returns have been given by or requested from the Company or any of its Subsidiaries.

(d) Schedule 4.16(d) of the Company Disclosure Schedule sets forth (i) the taxable years of the Company and its Subsidiaries as to which the applicable statutes of limitations on the assessment and collection of Taxes have not expired, (ii) those years for which examinations by the taxing authorities have been completed and (iii) those taxable years for which examinations by taxing authorities are presently being conducted.

(e) Neither the Company nor any of its Subsidiaries is a party to any Action by any taxing authority (including for this purpose the Investment Center with respect to the Company’s status as an “Approved Enterprise” under the Israeli Law for the Encouragement of Capital Investment, 5719-1959), nor does the Company have Knowledge of any pending or threatened Action by any taxing authority.

(f) All deficiencies asserted or assessments made against the Company or any of its Subsidiaries as a result of any examinations by any taxing authority have been fully paid and no rationale underlying a claim for Taxes has been asserted previously by any taxing authority that reasonably could be expected to be asserted in any other period.

(g) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation Contract.

(h) Neither the Company nor any of its Subsidiaries is a party to or bound by any closing agreement, Tax ruling or offer in compromise with any taxing authority.

(i) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code, or a member of a combined, consolidated or unitary group for state, local or foreign Tax purposes, other than a group of which the Company is the common parent. Neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person other than the Company and its Subsidiaries under Treasury Regulations Section 1.1502-6 or any corresponding provision of state, local or foreign income Tax Law, as transferee or successor, by Contract or otherwise. Neither the Company nor any of its Subsidiaries has participated in an international boycott within the meaning of Section 999 of the Code.

(j) Neither the Company nor any of its Subsidiaries has agreed to make, or is required to make, any adjustment under Sections 481(a) or 263A of the Code or any comparable provision of state, local or foreign Tax Laws by reason of a change in accounting method or otherwise. Neither the Company nor any of its Subsidiaries has taken any action that is not in accordance with past practice that could defer a liability for Taxes of the Company or any Subsidiary from any taxable period ending on or before the Closing Date to any taxable period ending after such date. Each of the Company and its Subsidiaries has at all times used the accrual method of accounting for income Tax purposes.

(k) Neither the Company nor any of its Subsidiaries is a party to any Contract or plan that has resulted or would result, separately or in the aggregate, in connection with this Agreement or any change of control of the Company or any of its Subsidiaries, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(l) Schedule 4.16(l) of the Company Disclosure Schedule sets forth all foreign jurisdictions in which the Company and or any of its Subsidiaries are subject to Tax, are engaged in business or have a permanent establishment. Neither the Company nor any of its Subsidiaries has entered into a gain recognition agreement pursuant to Treas. Reg. § 1.367(a)-8. Neither the Company nor any of its Subsidiaries has transferred an intangible the transfer of which would be subject to the rules of Section 367(d) of the Code.

(m) Neither the Company nor any of its Subsidiaries is a party to any joint venture, partnership, or other arrangement or Contract that could be treated as a partnership for federal income tax purposes. Schedule 4.16(m) of the Company Disclosure Schedule sets forth all elections pursuant to Treas. Reg. § 301.7701-3 that have been made by business entities in which the Company or any of its Subsidiaries owns an equity interest.

(n) Neither the Company nor any of its Subsidiaries is, or has been, a United States real property holding corporation, as defined in Section 897(c)(2) of the Code, during the applicable period specified in Section 897(c)(1)(A) of the Code.

(o) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) deferred intercompany gain or any excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law), (ii) installment sale or other open transaction disposition made on or prior to the Closing Date, or (iii) material prepaid amount received on or prior to the Closing Date.

(p) Each of the Company and its Subsidiaries is in compliance, in all material respects, with all applicable transfer pricing requirements, except where the failure to so comply has not and would not reasonably be expected to have a material detriment on the Company and its Subsidiaries, taken as a whole, in excess of $250,000. Each of the Company and its Subsidiaries has contemporaneous documentation of, and the Company has made available to Parent, or, in the case of each of its Subsidiaries, has made available or caused each such Subsidiary to make available, all transfer pricing methodologies, including a transfer pricing analysis or study for each material or ongoing intercompany or related party transaction in the United States and Israel. The Company has made available to Parent or, in the case of each of its Subsidiaries, has made available or caused each such Subsidiary to make available, all intercompany Contracts relating to transfer pricing.

(q) Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction,” as currently defined in Treas. Reg. § 1.6011-4(b) or Section 6111 of the Code or any analogous provision of state, local or foreign Law.

(r) The Company qualifies as an “industrial company” according to the meaning of that term in the Law for the Encouragement of Industry (Taxes), 5729-1969, and the consummation of the Merger and the other Transactions will not have any adverse effect on such qualification as an “industrial company”.

(s) Schedule 4.16(s) of the Company Disclosure Schedule lists each Tax incentive, subsidy or benefit granted to and currently enjoyed by the Company or any of its Subsidiaries under the Laws of the State of Israel, the period for which such Tax incentive, subsidy or benefit applies, and the nature of such Tax incentive. The Company and its Subsidiaries have complied in all respects with all Israeli Laws to be entitled to claim such incentives, subsidies or benefits. Subject to receipt of the approval of the Investment Center and other Governmental Authority consents required as explicitly set forth herein, the consummation of the Merger and the other Transactions will not in any respect adversely affect the continued qualification for the incentives, subsidies or benefits or the terms or duration thereof or require any recapture of any previously claimed Tax incentive, subsidy or benefit, and no consent or approval of any Governmental Authority is required prior to the consummation of the Merger and the other Transactions in order to preserve the rights of the Surviving Company or its Subsidiaries to any such incentive, subsidy or benefit currently enjoyed by the Company or any of its Subsidiaries under the Laws of the State of Israel. The facilities specified on Schedule 4.16(s) of the Company Disclosure Schedule have been granted “approved enterprises” status under the Israeli Law for the Encouragement of Capital Investment, (5719-1959) (the “Law for the Encouragement of Capital Investment”) in the alternative tax benefits route, and the facilities specified on Schedule 4.16(s) of the Company Disclosure Schedule enjoy “privileged enterprise” status under the Law for the Encouragement of Capital Investment. The Company and its Subsidiaries are in compliance in all respects with all terms and conditions stipulated by the Law for the Encouragement of Capital Investment, the regulations published thereunder and the instruments of approval for the specific investments in the “approved enterprise” or any Tax ruling regarding specific investments in “privileged enterprises”.

(t) The Company and its shareholders are not subject to any restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2 (other than any restrictions or limitations contained in, or as a result of, the Israeli Withholding Tax Ruling).

(u) The Company has complied in all respects with all requirements of Section 102 of the Israeli Tax Ordinance and the regulations promulgated thereunder, with respect to the Company Share Options or the Company Ordinary Shares issued pursuant to the provisions of such section, and the Company has complied with the requirements of Section 3(i) of the Israeli Tax Ordinance with respect to the grant of options issued pursuant to the provisions of such section.

(v) There has been no indication from any Israeli Tax authority that the consummation of the Merger and the other Transactions would affect the Company’s or any Subsidiary’s ability to offset for Israeli Tax purposes in the future any and all losses accumulated by the Company or any Subsidiary thereof as of the Closing Date.

(w) The Company and each of its Subsidiaries has not undertaken since January 1, 2007 any transaction that will require special reporting in accordance with the Israeli Income Tax Regulations (Tax Planning Requiring Reporting) (Temporary Provisions), 2006, regarding reportable Tax planning.

Section 4.17  Environmental Matters.

(a) Each of the Company and its Subsidiaries is and, to the Knowledge of the Company, each of the Company, its Subsidiaries and all Predecessor Companies have been, in material compliance with all applicable Environmental Laws. None of the Company, any of its Subsidiaries or any of its or their executive officers has received during the past seven years, any communication or complaint from a Governmental Authority or other Person alleging that the Company or any of its Subsidiaries has or may have any material liability under any Environmental Law or is not in compliance with any Environmental Law nor, to the Knowledge of the Company, is there any basis for any such communication or complaint. Neither the Company nor any of its Subsidiaries is subject to any Order of any Governmental Authority relating to material liability under any Environmental Law.

(b) The Company and each of its Subsidiaries has generated, manufactured, received, handled, used, processed, stored, treated, released, refined, discharged, emitted, transported, imported and disposed of all Hazardous Materials in material compliance with all applicable Environmental Laws. There is no pending or, to the Knowledge of the Company, threatened investigation by any Governmental Authority, nor any pending or, to the Knowledge of the Company, threatened Action with respect to the Company or any of its Subsidiaries relating to Hazardous Substances or otherwise under any Environmental Law. To the Knowledge of the Company, no property (including soils, groundwater, surface water, buildings or other structures) operated or leased by the Company or any of its Subsidiaries is contaminated with any Hazardous Substance as a result of or in connection with the operations or activities of the Company or any of its Subsidiaries.

(c) For purposes of this Agreement:

(i) ‘‘Environmental Laws” means any Laws of any Governmental Authority relating to: (A) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (B) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (C) pollution or protection of the environment, health, safety or natural resources, including the Local Authorities (Sewerage) Law, 1962, the Water Law, 1959, the Abatement of Nuisances Law, 1961, the Planning and Building Law, 1965, the Hazardous Substances Law, 1993, the Prevention of Sea Pollution from Land-Based Sources Law, 1988 and the Public Health Ordinance, 1940.

(ii) ‘‘Hazardous Substances” means: (A) those substances defined in or regulated under the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, and their state counterparts, as each may be amended from time to time, and all regulations thereunder; (B) those substances defined in or regulated under the Hazardous Substances Law, 1993 as may be amended from time to time, and all regulations thereunder; (C) petroleum and petroleum products, including crude oil and any fractions thereof; (D) natural gas, synthetic gas, and any mixtures thereof; (E) polychlorinated biphenyls, asbestos and radon; (F) any other pollutant or contaminant; and (G) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

Section 4.18  Material Contracts.

(a) Except as set forth on Schedule 4.18(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to nor are their assets or properties bound by any Contract of the following nature (such Contracts as are set forth or required to be set forth on Schedule 4.18(a) of the Company Disclosure Schedule being “Company Material Contracts”):

(i) any Contract pursuant to which the Company or any of its Subsidiaries has provided funds to or made any loan, capital contribution or other investment in, or assumed any liability or obligation of, any Person, including take-or-pay Contracts or keepwell agreements, or any Contract relating to or evidencing indebtedness of the Company or any of its Subsidiaries, including mortgages, other grants of security interests, guarantees or notes;

(ii) any Contract for the purchase of any debt or equity security or other ownership interest of any Person, or for the issuance of any debt or equity security or other ownership interest, or the conversion of any obligation, instrument or security into debt or equity securities or other ownership interests of, the Company or any of its Subsidiaries;

(iii) any lease, sublease or similar Contract under which (A) the Company or any of its Subsidiaries is a lessor or sublessor of real property owned by any other Person, or makes available for use by any Person, any portion of any premises otherwise occupied, leased or subleased by it, or (B) the Company or any of its Subsidiaries is a lessee or sublessee of, or holds or uses any real property owned by any other Person;

(iv) any lease, sublease or similar Contract under which (A) the Company or any of its Subsidiaries is a lessee or sublessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person, or (B) the Company or any of its Subsidiaries is a lessor or sublessor of, or makes available for use by any Person, any tangible personal property owned or leased by it;

(v) any Contract with any customer, distributor or supplier;

(vi) any Contract with any Governmental Authority;

(vii) any Tax sharing or Tax allocation Contract;

(viii) any Contract with any Related Party of the Company or any of its Subsidiaries;

(ix) any employment or consulting Contract;

(x) any Contract that limits, or purports to limit, the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or during any period of time, or that restricts the right of the Company and its Subsidiaries to sell to or purchase from any Person or to hire any Person, or that grants the other party or any third person exclusive rights (including any exclusive license or right to use any Intellectual Property) or “most favored nation” status or any type of special discount rights;

(xi) any Contract providing for indemnification to or from any Person, except for such indemnification provisions granted to distributors, representatives, consultants or customers of the Company and its Subsidiaries pursuant to the Company’s or its Subsidiaries’ standard Contracts with such parties;

(xii) any royalty Contract and any Contract relating in whole or in part to any Intellectual Property;

(xiii) any joint venture or partnership, merger, asset or stock purchase or divestiture Contract (other than Contracts for the purchase or sale of assets in the ordinary course of business);

(xiv) any Contract relating to settlement of any administrative, judicial or arbitration proceedings within the past five years;

(xv) any Contract that results in any Person holding a power of attorney from the Company or any of its Subsidiaries that relates to the Company, any of its Subsidiaries or any of their respective businesses;

(xvi) any Contract, whether or not made in the ordinary course of business that (A) involves a future or potential liability or receivable, as the case may be, in excess of $100,000 on an annual basis or in excess of $250,000 over the current Contract term, or (B) has a term greater than one year and cannot be cancelled by the Company or a Subsidiary of the Company without penalty or further payment and without more than 60 days’ notice; and

(xvii) any other Contract not referenced in the foregoing clauses (i) through (xvi) that is material to the business, operations, assets, financial condition, results of operations or prospects of the Company and its Subsidiaries, taken as a whole.

(b) (i) Each of the Company Material Contracts is valid, binding and in full force and effect and is enforceable against the Company or one of its Subsidiaries, and to the Knowledge of the Company, the other parties thereto, in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law), (ii) the Company or one of its Subsidiaries, if applicable, has performed all material obligations required to be performed by it under the Company Material Contracts and it is not (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder, (iii) to the Knowledge of the Company, (A) no other party to any Company Material Contract is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder, and (B) no event has occurred or circumstance or condition exists (with or without the lapse of time or the giving of notice, or both) that may contravene, conflict with, or result in a violation or breach of any Company Material Contract, result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the triggering of any payment obligations under, or result in the creation of any Encumbrance upon any of the assets or properties of the Company or any of its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or result in any other modification of or trigger any right or obligation under, any Company Material Contract or provisions thereof; (iv) no party to any Company Material Contract has given any written notice of an alleged breach thereof or otherwise threatened such a breach; and (v) neither the Company nor any of its Subsidiaries has received any written notice that any party to any Company Material Contract intends to cancel or terminate such Company Material Contract, to renegotiate such Company Material Contract, or to exercise or not exercise any options thereunder, and, to the Knowledge of the Company, no such intent to cancel, terminate, renegotiate or exercise has been otherwise threatened.

(c) Except as set forth on Schedule 4.18(c) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by the Company of the Transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, will not violate, or conflict with, or result in a material breach of any provision of, or constitute a material default (or an event that, with notice or lapse of time or both, would constitute a material breach or default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the triggering of any payment obligations under, or result in the creation of any Encumbrance upon any of the assets or properties of the Company or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or result in any other modification of or trigger any right or obligation under, any Company Material Contract or provision thereof.

(d) Except as set forth on Schedule 4.18(d) of the Company Disclosure Schedule, no consent of any party to a Company Material Contract is required in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Transactions.

(e) True, complete and accurate copies (or, as to oral Contracts, written summaries of the terms), of the Company Material Contracts entered into on or prior to the date hereof have been provided or made available to Parent and true, complete and accurate copies (or, as to oral Contracts, written summaries of the terms) of any Company Material Contracts entered into after the date hereof and prior to or on the Closing Date will be provided or made available to Parent promptly after being so entered into.

Section 4.19  Customers and Suppliers.

(a) During the past two years, neither the Company nor any of its Subsidiaries has received from: (i) any current or former customer of the Company or any of its Subsidiaries any written notice or assertion of breach, misrepresentation, breach of warranty, design errors or malfunctions, or other failures of the Company or one of its Subsidiaries to deliver upon any promises or legal or contractual obligations, and no such assertion of breach, misrepresentation, breach of warranty, design errors or malfunctions, or other failures have been otherwise threatened; or (ii) any current customer of the Company or its Subsidiaries any written notice that such customer has ceased or intends to cease or terminate its use of the products or services of the Company or its Subsidiaries, or reduced or intends to reduce such use, whether or not as a result of the transactions contemplated hereby, or has sought to change the terms for its purchases of such products and services, and no customer has otherwise threatened such a cessation, termination, or change in use or terms, except in each case where such alleged breach, misrepresentation, breach of warranty, design errors or malfunctions, or cessation, termination or reduction has not and would not reasonably be expected to result in the Company or its Subsidiaries incurring, individually or in the aggregate with all other instances thereof, any loss of revenue or other Liability by the Company or any of its Subsidiaries in excess of $100,000.

(b) Except as set forth on Schedule 4.19(b) of the Company Disclosure Schedule, during the past two years, neither the Company nor any of its Subsidiaries has received from: (i) any current or former supplier of the Company or any of its Subsidiaries any notice or assertion of breach, misrepresentation, breach of warranty, or other failures of the Company or any of its Subsidiaries to deliver upon any promises or legal or contractual obligations, nor to the Knowledge of the Company, has any event occurred, or does any circumstance or condition exist that, with or without the giving of notice or lapse of time, or both, might form the basis of any such notice or assertion; or (ii) any current supplier of the Company or any of its Subsidiaries any notice that such supplier has ceased or intends to cease or terminate supplying the products or services to the Company or any of its Subsidiaries, or reduced or intends to reduce such supply, whether or not as a result of the transactions contemplated hereby, or has sought to change the terms for the supply of such products and services, other than general and customary changes in terms in the ordinary course of business, consistent with past practice, except in each case where such alleged breach, misrepresentation, breach of warranty, failure to deliver, or cessation, termination or reduction has not and would not reasonably be expected to result in the Company or any of its Subsidiaries incurring, individually or in the aggregate with all other instances thereof, any additional expense or other Liability in excess of $100,000.

Section 4.20  Warranties.  The Company has delivered to Parent complete and accurate copies of all written warranties that are in effect with respect to the Company’s products and services and the products and services of any of its Subsidiaries. There have not been any material deviations from such warranties and none of the employees or agents of the Company or any of its Subsidiaries (i) is authorized to undertake obligations to any customer or to other third parties which expands such warranties, or (ii) to the Company’s Knowledge has made any oral warranty with respect to such products or services of the Company or any of its Subsidiaries. Schedule 4.20 of the Company Disclosure Schedule sets forth a list of all warranty claims currently made in writing against the Company or any of its Subsidiaries or otherwise threatened.

Section 4.21  Accounts Receivable.  Schedule 4.21 of the Company Disclosure Schedule sets forth the accounts receivable of the Company and its Subsidiaries (the “Accounts Receivable”) as of the date of the most recent Company Interim Financial Statements prior to the date hereof, which schedule also sets forth the aging of each such Accounts Receivable. Such Accounts Receivable represent valid obligations of the obligor thereunder and arose in the ordinary course of business of the Company or its Subsidiaries. The Accounts Receivable of the Company and its Subsidiaries arising after the date of the Company Interim Financial Statements represent valid obligations of the obligor thereunder and arose in the ordinary course of business.

Section 4.22  Accounts Payable.  Schedule 4.22 of the Company Disclosure Schedule sets forth all accounts payable of the Company and its Subsidiaries (the “Accounts Payable,”) as of the date of the most recent Company Interim Financial Statements prior to the date hereof which schedule also sets forth the date incurred, creditor and amount of each Accounts Payable. All Accounts Payable arose, and as of the Closing will have arisen, in arm’s length transactions in the ordinary course of business of the Company or its Subsidiaries.

Section 4.23  Grants, Incentives and Subsidies.  The Company has made available to Parent, prior to the date hereof, correct copies of all documents evidencing all pending, outstanding and granted grants, incentives, exemptions and subsidies from the Government of the State of Israel or any agency thereof, or from any other Governmental Authority, granted to the Company or any of its Subsidiaries, including the grant of Approved Enterprise Status from the Investment Center and grants from the OCS and the MAGNET (collectively, ‘‘Grants”) and of all letters of approval, certificates of completion, and supplements and amendments thereto, granted to the Company or any Subsidiary thereof, and all correspondence relating thereto. The Company and the applicable Subsidiaries are in compliance in all respects with the terms and conditions of all Grants which have been approved and the Laws applicable thereto, and have duly fulfilled in all respects all the undertakings required thereby. Without limiting the generality of the above, Schedule 4.23 of the Company Disclosure Schedule includes the aggregate amounts of the Grants, and the aggregate outstanding obligations thereunder of the Company or any of its Subsidiaries with respect to royalties, or the outstanding amounts to be paid by the OCS or any other relevant Governmental Entity to the Company or any of its Subsidiaries. Assuming compliance by Parent with any undertakings it may give with respect to the Grants that have been approved, the Company is not aware of any event or other set of circumstances which would reasonably be expected to lead to the revocation or material modification of any of the Grants that have been approved.

Section 4.24  Affiliate Interests and Transactions.

(a) Except for ownership (of record or as a beneficial owner) of less than one percent of the outstanding Capital Stock or Share Capital of any Person that is publicly traded on any national or foreign stock exchange, or over-the-counter market, no Related Party of the Company or any of its Subsidiaries (i) as far as the Company is aware (without making any inquiries), owns or has, since January 1, 2005, owned, directly or indirectly, any equity or other financial or voting interest in any competitor, supplier, licensor of Intellectual Property or distributor of the Company or any of its Subsidiaries, (ii) owns or has, since January 1, 2005, owned, directly or indirectly, or has or has had any interest in any material property (real or personal, tangible or intangible) that the Company or any of its Subsidiaries uses or has used in or pertaining to the business of the Company or any of its Subsidiaries, (iii) has or has had since January 1, 2005, any business dealings or a financial interest in any transaction with the Company or any of its Subsidiaries or involving any assets or property of the Company or any of its Subsidiaries, or has derived, received, or was entitled to, any interest, incentive, or other form of benefit in connection with the Company’s or its Subsidiaries’ business, or any of the Contracts to which the Company or any of its Subsidiaries is a party.

(b) There are no outstanding notes payable to, accounts receivable from or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a debtor or creditor of, or has any liability or other obligation of any nature to, any Related Party of the Company or any of its Subsidiaries. Except as set forth on Schedule 4.24(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has incurred any outstanding obligation or liability to, or entered into or agreed to enter into any agreement or transaction with or for the benefit of, any Related Party of the Company or any of its Subsidiaries, other than the Transactions.

Section 4.25  Health Care Regulatory Compliance.  Without limiting the provisions of Section 4.8:

(a) each of the Company and its Subsidiaries has all Company Permits necessary for the conduct of their respective businesses and the use of their properties and assets as presently conducted and used, and the Company’s and its Subsidiaries’ respective employees and agents have all Company Permits necessary for the conduct of their professional activities, and all such Company Permits are in full force and effect. The Company and each of its Subsidiaries have had at all times during the previous three years all Company Permits necessary for the conduct of their respective businesses and the use of their properties and assets as conducted and used at such respective times. The Company’s and its Subsidiaries’ respective employees have had at all times during the previous three years all Company Permits necessary for the conduct of their professional activities at such respective times. Neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority, nor does the Company have Knowledge, that any Company Permit is subject to revocation, suspension, or any other disciplinary or adverse administrative action by any Governmental Authority. No Company Permit applicable to the Company or any of its Subsidiaries is subject to a consent order or any other final adverse disciplinary or administrative action, any of which is still in force and effect. The consummation of the Merger will not cause the revocation or cancellation of any Company Permit.

(b) Each of the Company and its Subsidiaries is in material compliance with all Health Care Laws and the terms of all Company Permits to the extent applicable to the Company or any of its Subsidiaries, or any of its or their respective businesses or operations.

(c) The Company and its Subsidiaries are in compliance with all requirements of the FDA, or any other Governmental Authority engaged in the regulation of the Company’s or its Subsidiaries’ products, including not limited to FDA’s requirements pertaining to establishment registration, product listing, manufacturing (i.e., cGMPs/QSR,), labeling and advertising and promotion, adverse event reporting and record keeping and reporting requirements.

(d) Neither the Company nor any of its Subsidiaries, is currently, or has been at any time: (i) excluded from participation in any federal or state health care program, including those defined in 42 U.S.C. § 1320a-7b(f), (ii) convicted of any civil or criminal offense under any Health Care Law, (iii) debarred or disqualified from participation in Federal health care program or other regulated activities for any violation or alleged violation of any Health Care Law, (iv) listed on the General Services Administration List of Parties Excluded from Federal Programs, (v) debarred pursuant to the Generic Drug Enforcement Act (21 U.S.C. §§ 301 et seq. or disqualified as a clinical investigator pursuant to 21 CFR § 812.119 or § 312.70, or (vi) a party to or subject to, or, to the Knowledge of the Company, threatened to be made a party to or subject to, any Action concerning any of the matters described in clauses (i), (ii), (iii), (iv) or (v).

(e) The products introduced into interstate commerce by the Company and its Subsidiaries were neither adulterated nor misbranded at the time of introduction into commerce, nor based on the actions of the Company or any of its Subsidiaries, adulterated or misbranded after introduction into commerce.

Section 4.26  Insurance.  Schedule 4.26 of the Company Disclosure Schedule sets forth a true and complete list of all casualty, directors and officers liability, general liability, product liability and all other types of insurance maintained with respect to the Company or any of its Subsidiaries, together with the carriers, the liability limits for each such policy and identifies which insurance policies are “occurrence” or “claims made” and which Person is the policy holder. All such policies are in full force and effect and no application therefor included a material misstatement or omission. All premiums with respect thereto have been paid to the extent due. No notice of cancellation, termination or reduction of coverage has been received with respect to any such policy. Except as set forth on Schedule 4.26 of the Company Disclosure Schedule, no material claim currently is pending under any such policy. All material insurable risks in respect of the business and assets of the Company and its Subsidiaries are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the business and operations in which the Company and its Subsidiaries are engaged. To the Knowledge of the Company, the activities and operations of the Company and its Subsidiaries have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies.

Section 4.27  Brokers.  Except for Piper Jaffray & Co., the fees of which will be paid by the Company, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has furnished to Parent a complete and correct copy of all agreements between the Company and Piper Jaffray & Co. pursuant to which such firm would be entitled to any payment relating to the Transactions.

Section 4.28  Company Shareholders.  To the Knowledge of the Company, no Shareholder Beneficially Owns individually, or is a member of a “group” (as defined in Section 13(d) of the Exchange Act) that Beneficially Owns 50% or more of the Company Share Capital and, to the Knowledge of the Company, immediately after the Effective Time, no Shareholder will Beneficially Own individually, or will be a member of a “group” (as defined in Section 13(d) of the Exchange Act) that Beneficially Owns 20% or more of the Parent Common Stock.

Section 4.29  Company Information.

(a) Any information statement or proxy statement relating to any of the Company Shareholders’ Meetings, or action by written consent in lieu thereof will, as of the date delivered to such Shareholders and at the date of such meeting or consent, comply with all applicable requirements of Israeli Law and the Company Charter Documents as to the form and content thereof.

(b) None of the information supplied by the Company for inclusion or incorporation by reference into the Form S-4, and which in fact is included or incorporated by reference in the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto becomes effective or at the time of sale thereunder, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made.

(c) None of the information supplied by the Company expressly for inclusion in the Financing Disclosure Package, and which in fact was included in the Financing Disclosure Package, at the time the Financing Disclosure Package was provided, disclosed or otherwise made available to the participants in the Financing, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made and none of the information supplied by the Company expressly for inclusion in any amendment or supplement to the Financing Disclosure Package, whether before or after the date hereof, and which in fact is included in any such amendment or supplement to the Financing Disclosure Package will, as of the date provided, disclosed or otherwise made available to the participants in the Financing, contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements therein in light of the circumstances under which they are made not misleading.

(d) None of the representations or warranties of the Company contained in this Agreement or any Ancillary Agreement and none of the information contained in any schedule, certificate, or other document delivered by the

Company or that will at anytime be delivered by the Company pursuant hereto or thereto or in connection with the Transactions contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading.

ARTICLE V

COVENANTS

Section 5.1  Company Conduct of Business Prior to the Closing.  Between the date of this Agreement and the Closing Date, unless Parent shall otherwise agree in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the business of the Company and its Subsidiaries shall be conducted materially in the ordinary course of business consistent with past practice; and the Company shall, and shall cause each of its Subsidiaries to, preserve substantially intact the business organization, use commercially reasonable efforts to preserve substantially intact the assets of the Company and its Subsidiaries, and to keep available the services of the current officers and key employees and consultants of the Company and its Subsidiaries and to preserve the current relationships of the Company and its Subsidiaries with customers, suppliers and other Persons with which the Company or any of its Subsidiaries has significant business relations. By way of amplification and not limitation, between the date of this Agreement and the Closing Date, neither the Company nor any of its Subsidiaries shall do, or propose to do, directly or indirectly, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) Except for an amendment to the articles of association of the Company in the form attached hereto as Exhibit B, amend or otherwise change its memorandum of association, articles of association, certificate of incorporation or bylaws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of or otherwise subject to any Encumbrance (i) any shares of Company Share Capital or the Share Capital or Capital Stock, as applicable, of any of its Subsidiaries, or any options (including Company Share Options), warrants, convertible securities or other rights of any kind to acquire any such shares, or any other ownership interest in the Company or any of its Subsidiaries, other than the issuance of Company Ordinary Shares upon (A) exercise of Company Share Options outstanding on the date hereof, pursuant to the terms thereof, and (B) conversion of Company Preferred Shares outstanding on the date hereof, pursuant to the articles of association of the Company, or (ii) any properties or assets of the Company or any of its Subsidiaries, other than sales or transfers of inventory in the ordinary course of business consistent with past practice;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, or make any other payment on or with respect to any of its Share Capital, except for dividends by any direct or indirect wholly owned Subsidiary of the Company to the Company;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its Share Capital or make any other change with respect to its capital structure;

(e) acquire any Person or division thereof or any material assets not in the ordinary course of business consistent with past practice, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar Contract;

(f) adopt or recommend a plan of complete or partial liquidation, dissolution, merger (except for the Merger), consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or otherwise alter the Company’s or a Subsidiary’s corporate structure;

(g) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, except (i) borrowings, guarantees, endorsements or advances in the ordinary course of business consistent with past practice, provided that any increase in an existing credit line or other existing indebtedness greater than $2,500,000 will be deemed not in the ordinary course of business, and (ii) any additional financing in an amount up to $3,000,000 (less any increase in any existing credit line or other existing indebtedness on or after the date hereof pursuant to clause (ii)), provided that (x) the Company will consult with Parent on the terms of any such financing, and such financing will be subject to customary terms for such financings, (y) except to the extent such terms are contingent upon termination of this Agreement, such borrowed funds shall not be convertible into or exchangeable for any equity securities of the Company or its Subsidiaries and will have no prepayment penalties, and (z) any such additional financing under this clause (ii) that is provided by the Shareholders or their Affiliates will be repaid out of the proceeds of the Financing;

(h) amend, waive, modify or consent to the termination of any Company Material Contract, or any of its rights thereunder, or enter into any Contract that would be a Company Material Contract, except in the ordinary course of business consistent with past practice;

(i) authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $100,000 or capital expenditures that are, in the aggregate, in excess of $250,000 for the Company and its Subsidiaries taken as a whole;

(j) enter into (i) any lease of real property or any renewals thereof, or (ii) any lease of personal property involving a term of more than one year or rental obligation exceeding $100,000 per year in any single case or in excess of $250,000 in the aggregate;

(k) increase the compensation payable or to become payable or the benefits provided to its directors, officers, employees or consultants, except (i) for normal merit and cost-of-living increases consistent with past practice in salaries or wages of employees of the Company or any of its Subsidiaries who are not directors or officers of the Company or any of its Subsidiaries, (ii) in accordance with the terms of the agreements with such directors, officers, employees or consultants existing on the date hereof and listed on Schedule 4.18(a) of the Company Disclosure Schedule, or (iii) for any benefit package to be provided as set forth on Schedule 4.12(a)(xiii) of the Company Disclosure Schedule, or grant any severance or termination payment (except for payments in accordance with agreements existing on the date hereof and listed on Schedule 4.18(a) of the Company Disclosure Schedule, and statutory payments required by Israeli Law) to, or pay, loan or advance any amount to, any director, officer, employee or consultant of the Company or any of its Subsidiaries, or establish, adopt, enter into or amend any Company Plan (except where required by the terms of the Company Plan or by applicable law) or enter into any other plan for the benefit of the employees, directors or service providers of the Company or its Subsidiaries;

(l) make any change in any method of accounting or accounting practice or policy, except as required by GAAP;

(m) make, revoke or modify any Tax election, settle or compromise any Tax liability or file any Return other than on a basis consistent with past practice;

(n) pay, discharge or satisfy any claim or other Liability, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against on the Balance Sheet or subsequently incurred in the ordinary course of business consistent with past practice;

(o) commence or settle any Action, or cancel, compromise, waive or release any right or claim other than in the ordinary course of business consistent with past practice;

(p) permit the lapse of any existing policy of insurance relating to the business, assets, or directors and officers of the Company or any of its Subsidiaries;

(q) permit the lapse of any material right relating to Intellectual Property used in the business of the Company or any of its Subsidiaries;

(r) knowingly take any action, or knowingly fail to take any reasonable action, that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a)(2)(E) of the Code;

(s) take any action, or intentionally fail to take any action, that is reasonably likely to result in any representation or warranty made by the Company in this Agreement or any Ancillary Agreement to be untrue or result in a breach of any covenant made by the Company in this Agreement or any Ancillary Agreement, or that has or would reasonably be expected to have a Material Adverse Effect on the Company, except, in every case, as may be required by applicable Law;

(t) except for the Company Shareholder Approval, the approval of the amendment to the Company’s articles of association as contemplated in Section 5.1(a) above (for which the Company has received irrevocable proxies sufficient for such approval), take any action requiring the approval of the Company Shareholders representing at least a majority of the holders of Company Ordinary Shares, Preferred A-1 Shares or Preferred A-2 Shares; or

(u) announce an intention, enter into any formal or informal agreement, or otherwise make a Contract to do any of the foregoing.

Section 5.2  Parent and Merger Sub Conduct of Business Prior to Closing.  Between the date of this Agreement and the Closing Date, except as contemplated by this Agreement, including the Financing, unless the Company shall otherwise agree in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the business of Parent shall be conducted materially in the ordinary course of business consistent with past practice; and Parent shall preserve substantially intact its business organization and shall use commercially reasonable efforts to preserve substantially intact its assets, and to keep available the services of the current officers and key employees and consultants of Parent and to preserve the current relationships of Parent with customers, suppliers and other Persons with which Parent has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement, including the Financing, or as set forth on Schedule 5.2, between the date of this Agreement and the Closing Date, Parent shall not do, or propose to do, directly or indirectly, any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its Capital Stock or make any other change with respect to its capital structure;

(b) amend Parent’s certificate of incorporation or bylaws, except that Parent may amend its certificate of incorporation to provide for a reverse stock split of the Parent Common Stock, provided that Parent consult with the Company on the terms of any such amendment, which terms shall be reasonably satisfactory to the Company;

(c) issue, sell, pledge, dispose of or otherwise subject to any Encumbrance (i) any shares of Parent Capital Stock, or any options (including Parent Stock Options), warrants, convertible securities or other rights of any kind to acquire any such shares, or any other ownership interest in Parent, other than the issuance of Parent Common Stock upon exercise of Parent Stock Options outstanding on the date hereof, pursuant to the terms thereof, or (ii) any properties or assets of Parent, other than sales or transfers of inventory in the ordinary course of business consistent with past practice;

(d) acquire any Person or division thereof or any assets not in the ordinary course of business consistent with past practice, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar Contract;

(e) knowingly take any action, or knowingly fail to take any reasonable action, that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a)(2)(E) of the Code;

(f) adopt or recommend a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent, or otherwise alter Parent’s corporate structure;

(g) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, except borrowings, guarantees, endorsements or advances in the ordinary course of business consistent with past practice, provided that any increase in an existing credit line or other existing indebtedness greater than $2,500,000 will be deemed not in the ordinary course of business;

(h) amend, waive, modify or consent to the termination of any Parent Material Contract, or any of its rights thereunder, or enter into any Contract that would be a Parent Material Contract, except in the ordinary course of business consistent with past practice;

(i) authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $100,000 or capital expenditures that are, in the aggregate, in excess of $250,000 for Parent;

(j) enter into (i) any lease of real property or any renewals thereof, or (ii) any lease of personal property involving a term of more than one year or rental obligation exceeding $100,000 per year in any single case or in excess of $250,000 in the aggregate;

(k) increase the compensation payable or to become payable or the benefits provided to its directors, officers, employees or consultants, except for normal merit and cost-of-living increases consistent with past practice in salaries or wages of employees of Parent who are not directors or officers of Parent, or grant any severance or termination payment (except in accordance with existing agreements of Parent listed on Schedule 3.15(a) of the Parent Disclosure Schedule) to, or pay, loan or advance any amount to, any director, officer, employee or consultant of Parent, or establish, adopt, enter into or amend any existing benefit plan or enter into any other plan for the benefit of the employees, directors or service providers of Parent;

(l) make any change in any method of accounting or accounting practice or policy, except as required by GAAP;

(m) permit the lapse of any material right relating to Intellectual Property used in the business of Parent;

(n) make, revoke or modify any Tax election, settle or compromise any Tax liability or file any Return other than on a basis consistent with past practice;

(o) pay, discharge or satisfy any claim or other Liability, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against on the Parent Balance Sheet or subsequently incurred in the ordinary course of business consistent with past practice;

(p) commence or settle any Action, or cancel, compromise, waive or release any right or claim other than in the ordinary course of business consistent with past practice;

(q) permit the lapse of any existing policy of insurance relating to the business, assets, or directors and officers of Parent;

(r) take any action, or intentionally fail to take any action, that is reasonably likely to result in any representation or warranty made by Parent or Merger Sub in this Agreement or any Ancillary Agreement to be untrue or result in a breach of any covenant made by Parent or Merger Sub in this Agreement or any Ancillary Agreement, or that has or would reasonably be expected to have a Material Adverse Effect on Parent, except, in every case, as may be required by applicable Law;

(s) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, or make any other payment on or with respect to any of its Capital Stock;

(t) take any action requiring the approval of Parent Stockholders representing at least a majority of the shares of Parent Common Stock; or

(u) announce an intention, enter into any formal or informal agreement, or otherwise make a Contract to do any of the foregoing.

Section 5.3  Merger Proposal.  Each of the Company and Merger Sub, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the Companies Law and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 5.3 accordingly):

(a) As promptly as practicable after the execution and delivery of this Agreement:

(i) Each of the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) in substantially the form attached hereto as Exhibit C (a “Merger Proposal”) to be executed in accordance with Section 316 of the Companies Law;

(ii) The Company and Merger Sub shall each call a general meeting and class meetings of the shareholders of the Company and a general meeting of Merger Sub’s sole shareholder, respectively for the purpose of approving the Merger and the other Transactions; and

(iii) Within three days from the date the general meetings have been called as aforesaid, the Company and Merger Sub shall jointly deliver the Merger Proposals to the Israeli Companies Registrar. Each of the Company and Merger Sub shall cause a copy of its Merger Proposal to be delivered to its secured creditors, if any, no later than three days after the date on which such Merger Proposal is delivered to the Israeli Companies Registrar and shall promptly inform its respective non-secured creditors, if any, of such Merger Proposal and its contents in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder.

(b) Promptly after the Company and Merger Sub shall have complied with the provisions of Section 5.3(a) and with subsections (i), (ii) and (iii) of this Section 5.3(b), but in any event not later than three days following the date on which such notice was sent to the creditors, each of the Company and Merger Sub shall inform the Israeli Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was submitted to their respective secured and non-secured creditors in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder. The procedure of making notices in accordance with the provisions of Section 5.3(a) shall be as follows. Each of the Company and, if applicable, Merger Sub, shall:

(i) Publish a notice to its creditors, stating that a Merger Proposal has been submitted to the Israeli Companies Registrar and that the creditors may review the Merger Proposal at the offices of the Israeli Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Israeli Companies Registrar, (B) a newspaper circulated in the United States, not later than three Business Days (as defined in the applicable regulations promulgated under the Companies Law) following the day on which the Merger Proposal was submitted to the Israeli Companies Registrar, and (C) if required, in such other manner as may be required by any applicable Law;

(ii) Within four Business Days (as defined in the applicable regulations promulgated under the Companies Law) from the date of submitting the Merger Proposals to the Israeli Companies Registrar send a notice, by registered mail, to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Companies Law), in which it shall state that a Merger Proposal was submitted to the Israeli Companies Registrar and that such Substantial Creditors may review the Merger Proposal at such additional locations, as specified in the notice referred to in Section 5.3(b)(i); and

(iii) Send to the Company “employees committee” or display in a prominent place at the Company premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in Section 5.3(b)(i)(A)), no later than three Business Days (as defined in the applicable regulations promulgated under the Companies Law) following the day on which the Merger Proposal has been submitted to the Israeli Companies Registrar.

Section 5.4  Company Shareholders Approval.  The Company will take, in accordance with applicable Law and the Company Charter Documents, all action necessary to convene a general meeting of the Shareholders and separate meetings of the holders of each class or series of Company Shares (each, a ‘‘Company Shareholders’ Meeting”) as promptly as practicable, but in no event later than 40 days after the date the Form S-4 is declared effective by the SEC, to consider and vote for the approval of this Agreement, the Merger and the other Transactions. The Board of Directors of the Company shall recommend such approval (the ‘‘Recommendation”) subject to the notice requirements of the Companies Law and the rules and regulations promulgated thereunder and the Company Charter Documents. The Company shall call, notice, convene, hold and conduct the Company Shareholders’ Meetings in compliance with applicable Laws including the Companies Law and the Company Charter Documents. Subject to the provisions of Section 320(c) of the Companies Law, the approval of the Merger requires the Company Shareholder Approval. The quorum required for the general meeting of the Shareholders is (i) one Shareholder, and (ii) one or more Shareholders holding together at least 50% of the then issued and outstanding share capital of the Company (determined on as converted basis), and (ii) shareholder(s) holding at least a majority of the Preferred A-1 Shares and Preferred A-2 Shares, in each case present in person or by proxy; the quorum required for the class meeting of the holders of the Company Ordinary Shares is one or more Shareholders, present in person or by proxy, holding at least 50% of the issued and outstanding Company Ordinary Shares; the quorum required for the class meeting of the holders of the Preferred A-1 Shares of the Company is one or more Shareholders, present in person or by proxy, holding at least 50% of the issued and outstanding Preferred A-1 Shares of the Company; and the quorum required for the class meeting of the holders of the Preferred A-2 Shares of the Company is one or more Shareholders, present in person or by proxy, holding at least 50% of the issued and outstanding Preferred A-2 Shares of the Company. If, as of the time for which such Company Shareholders’ Meeting is originally scheduled (as set forth in the notice for the Company Shareholders’ Meeting), the number of Company Shares present at the Company Shareholders’ Meeting (either in person or by proxy) is insufficient to constitute the required quorum necessary to conduct the business of such Company Shareholders’ Meeting, the Company may adjourn or postpone such Company Shareholders’ Meeting; provided, that in each case, the adjourned or postponed meeting is held no more than seven days after the originally scheduled meeting. The Company shall include the Recommendation in any materials sent to the Shareholders in connection with the Company Shareholders’ Meetings. Not later than three days after the date of such approval, the Company, in coordination with Parent, shall (in accordance with Section 317(b) of the Companies Law and the regulations thereunder) inform the Israeli Companies Registrar of such approval.

Section 5.5  Counsel Access to Information.  Subject to the terms of the Confidentiality Agreement and applicable Law, from the date hereof until the Closing Date, each of the Company and Parent shall, and each shall cause its Subsidiaries, if any, to, afford to outside counsel of the other party complete access (including for inspection, interview, and copying, as applicable) to documents, data, employees, officers, or other information as the other party may reasonably request and that are relevant to any potential or actual filings, investigations or other inquiries relating to the Merger or the other Transactions.

Section 5.6  Filings; Other Actions; Notification.

(a) Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use, and shall cause their respective Subsidiaries and Affiliates to use, their respective commercially reasonable efforts to (A) take or cause to be taken all actions, and (B) do or cause to be done all things, reasonably necessary, proper or advisable on their part under this Agreement and applicable Law to consummate and make effective the Merger and the other Transactions as soon as practicable, including (i) obtaining all necessary actions, consents and approvals from Governmental Authorities (including the Investment Center), or other Persons necessary in connection with the consummation of the Transactions and the making of all necessary registrations, filings and taking all reasonable steps as may be necessary to obtain an approval from, or to avoid an Action by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other Transactions (including notifying the OCS and the MAGNET of the Merger and the other Transactions), (ii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other Transactions in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Authority vacated or reversed, (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and the other Transactions in accordance with the terms of this Agreement and to fully carry out the purposes of this Agreement, and (iv) the execution by Parent or its Affiliates of an undertaking in customary form in favor of the OCS and the MAGNET to comply with the applicable Law, if required.

(b) In furtherance and not in limitation of the foregoing, each party hereto agrees to make all appropriate filings with any applicable Governmental Authority or other third party from which the consents set forth on Schedule 6.1(c) are required to be obtained by it (which for such purpose, with respect to Contracts, Parent shall obtain all consents for Contracts to which it is a party or to which it is subject and the Company shall obtain consents for all Contracts to which it or any Subsidiary of the Company is a party or to which the Company or any such Subsidiary is subject) as promptly as practicable, and to supply as promptly as practicable any additional information and documentary material that may be reasonably required with respect to such filings and use its commercially reasonable efforts to take, or cause to be taken, all other actions consistent with this Section 5.6 necessary to cause the expiration or termination of the applicable waiting periods with respect to such filings (including any extensions thereof), if any, as soon as practicable.

(c) Subject to applicable Law and the instructions of any Governmental Authority, each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the Merger and the other Transactions, including promptly furnishing the other with copies of all notices or other communications received by Parent or the Company, as the case may be, or any of their Subsidiaries from any third party including any Governmental Authority with respect to the Merger or the other Transactions. Neither the Company nor Parent shall permit any of its officers or any other representatives to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the Merger or the other Transactions unless it consults with the other party in advance and shall, to the extent permitted by such Governmental Authority, give the other party the opportunity to attend and participate thereat.

(d) Without limiting the foregoing, Parent and the Company shall, and shall cause their respective Subsidiaries and each of their respective officers, employees and independent auditors to, cooperate in connection with the arrangement of the Financing, including without limitation, reasonable participation in meetings and the provision of information relating to or in connection with the Financing reasonably requested by the Company or Parent, as the case may be.

(e) In the event that Parent shall request the consent of the Company pursuant to Section 9(b) of the Financing Agreement to bring any Action against any purchaser listed on Schedule I to such agreement, the Company may, notwithstanding anything contained in Section 5.6(a) give or withhold such consent, in its sole discretion.

(f) Notwithstanding anything in this Agreement, in no event shall Parent or the Company be required to take or agree to undertake any action, including entering into any consent decree, hold separate order or other arrangement, that would require the divestiture, license or other transfer of any assets of Parent, the Company or the Surviving Company or any of their respective Affiliates. In addition, in no event shall Parent be required to take or agree to undertake any action, including entering into any consent decree, hold separate order or other arrangement, that would limit Parent’s freedom of action with respect to, or its ability to consolidate and control, the Surviving Company and its Subsidiaries or any of their assets or businesses or any of Parent’s or its Affiliates’ other assets or businesses.

Section 5.7  Israeli Tax Rulings.

(a) As soon as reasonably practicable after the execution of this Agreement, the Company shall cause its Israeli counsel or Israeli consultants to prepare and file with the Israeli Tax Authority one or more applications, or, in the case of applications that have previously been filed, to continue to use its best efforts to diligently pursue in good faith the receipt from the Israeli Tax Authority of one or more rulings that:

(i) (A) Provides for a full exemption to Parent, the Exchange Agent, the Surviving Company and its or their agents from withholding requirements as a result of a deferral of Israeli income tax pursuant to Section 104H of the Israeli Tax Ordinance, or (B) to the extent that such payers are not fully exempt from withholding as a result of (A) above, that either: (x) exempts Parent, the Exchange Agent, the Surviving Company and its or their agents from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, or clarifies that no such obligation exists; or (y) clearly instructs Parent, the Exchange Agent, the Surviving Company and their agents how and when such withholding at source is to be performed, and in particular, with respect to the classes or categories of former holders of Company Shares from which Tax is to be withheld (if any), and the rate or rates of withholding to be applied (collectively, the ‘‘Israeli Withholding Tax Ruling”), provided that no withholding or a reduced rate of withholding, as applicable, under Israeli Tax Law will be made from any consideration payable hereunder to a Shareholder to the extent that such Shareholder has provided Parent, prior to the time such payment is made, with an appropriate unequivocal exemption from withholding of Israeli Tax issued by the Israeli Tax Authority confirming that no withholding of Israeli Tax is required with respect to the particular Shareholder in question.

(ii) Are in form and substance reasonably satisfactory to Parent and the Company, confirming that that the assumption of Company Share Options (whether vested or unvested) under Section 2.10 will not result in a requirement for an immediate Israeli tax payment and that the statutory trust period under Section 102 of the

Israeli Tax Ordinance for any Company Share Options that are assumed by Parent will continue uninterrupted from the original date of grant of such Company Share Option and will not recommence as a result of the the Merger and the other Transactions; which ruling may be subject to customary conditions regularly associated with such a ruling (the “Israeli Options Tax Ruling”).

(iii) If applicable, provides that payments out of the Indemnity Escrow Fund shall not be subject to Israeli Tax until actually received by the Persons entitled thereto, subject to the terms and periods set forth in such ruling (the “Israeli Escrow Tax Ruling”, and together with Israeli Options Tax Ruling and the Israeli Withholding Tax Ruling, the “Israeli Tax Rulings”).

(b) Parent shall, and shall instruct its representatives and advisors to, reasonably cooperate with the Company and its Israeli counsel, consultants, representatives and other advisors with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Tax Rulings. Subject to the terms and conditions hereof, the Company shall use its commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Tax Rulings, as promptly as practicable; provided that the Company shall not be required to make any material payment (excluding to the ITA) or to post any material security or bond in connection with obtaining such rulings. The Company, its representatives and advisors shall not make any application to, or conduct any negotiation with, the Israeli Tax Authorities with respect to any matter relating to the subject matter of the Israeli Tax Rulings without prior consultation with Parent, and will enable Parent’s representatives and advisors to participate in all discussions and meetings relating thereto. Parent shall reasonably cooperate with the Company and its Israeli counsel, consultants, representatives and other advisors in the course of such participation and to the extent reasonably necessary to enable the Company to obtain the Israeli Tax Rulings. To the extent that Parent’s representative and advisors elect not to participate in any meeting or discussion, the Company’s representatives and advisors shall provide a prompt and full report of the discussions held. In any event, the final text of the Israeli Tax Rulings shall in all circumstances reasonably satisfactory to the Company and Parent.

Section 5.8  Israeli Securities Exemption.  As promptly as practicable after the date hereof, Parent shall cause its Israeli counsel to prepare and file with the Israeli Security Authority an application for an exemption from the requirements of the Israeli Securities Law 5728-1968 (the ‘‘Israeli Securities Law”) concerning the publication of a prospectus in respect of the conversion of the Company Share Options into options to purchase Parent Common Stock in accordance with the provisions of Section 2.10 hereof, pursuant to Section 15D of the Israeli Securities Law (the “Israeli Securities Exemption”). The Company shall cooperate and cause its Representatives to cooperate with all reasonable requests of Parent in connection with the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Securities Exemption. Subject to the terms and conditions hereof, Parent shall use commercially reasonable efforts to (A) promptly take, or cause to be taken, all action and (B) do, or cause to be done, all things necessary, proper or advisable, under applicable Law to obtain the Israeli Securities Exemption, as promptly as practicable. Parent, its representatives and advisors shall not make any application to, or conduct any negotiation with, the Israeli Security Authority with respect to any matter relating to the subject matter of the Israeli Securities Exemption without prior consultation with the Company, and to the extent possible will enable Company’s representatives and advisors to participate in all discussions and meetings relating thereto. To the extent that the Company’s representatives and advisors elect not to participate in any meeting or discussion, Parent’s representatives and advisors shall provide to the Company a prompt update of the discussions held. In any event, the Israeli Securities Exemption shall in all circumstances be reasonably satisfactory to the Company and Parent.

Section 5.9  Public Filings; Regulatory Matters; Parent Stockholder Approval; Financing Disclosure Package.

(a) As promptly as reasonably practicable following the date hereof, Parent shall prepare and file with the SEC a proxy statement relating to the Parent Stockholder Approval (the “Proxy Statement”), and the Form S-4. The Proxy Statement will be included in and will constitute a part of the Form S-4. Each of Parent and the Company shall use its commercially reasonable efforts to have the Proxy Statement cleared by the SEC and the Form S-4 declared effective by the SEC as soon after such filing as practicable and Parent shall use its commercially reasonable efforts to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other Transactions. Parent shall, as promptly as practicable after receipt thereof, provide the Company with copies of any written comments, and advise the Company of any oral comments, with respect to the Proxy Statement or Form S-4 received from the SEC. The Company shall cooperate and Parent shall provide the Company with a reasonable opportunity to review and comment on the Proxy Statement and the Form S-4, and any amendment or supplement to the Proxy Statement and the Form S-4, prior to filing such with the SEC and will provide the Company with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement to the Proxy Statement or the Form S-4 shall be made without notice by Parent to the Company or without giving the Company a reasonable opportunity to review and comment on such amendment or supplement. Parent will use its commercially reasonable efforts to cause the prospectus contained in the Form S-4 and the Proxy Statement to be mailed to the holders of Parent Common Stock and the Company will use commercially reasonable efforts to cause the prospectus contained in the Form S-4 to be mailed to the Shareholders, in each case, as promptly as practicable after the Form S-4 is declared effective under the Securities Act. If, at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, or their respective officers or directors, is discovered by Parent or the Company, as applicable, and such information should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party discovering such information shall promptly notify the other party and, to the extent required by Law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the Parent Stockholders and to the Shareholders.

(b) Parent shall duly take all lawful action to call, give notice of, convene and hold the Parent Stockholders’ Meeting as promptly as practicable, but in no event later than 40 days after the date the Form S-4 is declared effective by the SEC, to consider and vote for the approval pursuant to this Agreement of the issuance of shares of Parent Common Stock in connection with the Merger and the other Transactions. Subject to Section 5.11, the Board of Directors of Parent shall recommend such approval (the ‘‘Parent Recommendation”) and shall take all lawful action, consistent with its fiduciary duties, to solicit the Parent Stockholder Approval.

(c) Each party will fully comply with all securities and other Laws applicable to such party, including such Laws as are applicable in order to legally and validly consummate the Transactions.

(d) If, at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, or their respective officers or directors, is discovered by Parent or the Company, as applicable, and such information should be set forth in an amendment or supplement to the Financing Disclosure Package so that the Financing Disclosure Package would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party discovering such information shall promptly notify the other party and, to the extent reasonably deemed necessary or advisable by the Company or Parent, an appropriate amendment or supplement describing such information shall be promptly disseminated to the participants in the Financing.

Section 5.10  Access to Information.  Subject to the terms of the Confidentiality Agreement and applicable Law, from the date hereof until the Closing Date, each of the Company and Parent shall, and each shall cause its Subsidiaries, if any, to, afford to the officers, directors, principals, employees, advisors, auditors, agents, bankers and other representatives (collectively, “Representatives”) of the other party complete access (including for inspection and copying) at all reasonable times to its Representatives, properties, offices, plants and other facilities, books and records, and shall furnish to the other party such financial, operating and other data and information as the other party may reasonably request.

Section 5.11  Exclusivity; No Change in Recommendation.

(a) Except as set forth in this Section 5.11, until the earlier of (i) the termination of this Agreement, and (ii) the Effective Time, Parent and the Company shall not, nor shall either of them authorize or permit any of their Subsidiaries or any of their or their Subsidiaries’ Affiliates or Representatives to directly or indirectly:

(i) solicit, initiate, encourage or take any other action designed to facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, including without limitation (A) approving any transaction under Section 203 of the Delaware General Corporation Law (“DGCL”) or any similar Israeli Laws, (B) approving any Person becoming an “interested stockholder” under Section 203 of the DGCL or any similar Israeli Laws, and (C) amending or granting any waiver or release under any standstill or similar agreement with respect to any of Parent’s Capital Stock or the Company’s Share Capital, respectively; or

(ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information with respect to, assist or participate in any effort or attempt by any Person with respect to, or otherwise cooperate in any way with, any Acquisition Proposal.

Notwithstanding the foregoing, if at any time prior to the Parent Stockholder Approval Parent receives a written Acquisition Proposal from any Person or “group” (as defined in Section 13(d) of the Exchange Act) that did not result from the breach by Parent of this Section 5.11(a), (i) Parent may contact such Person or group to clarify the terms and conditions thereof and (ii) if the Board of Directors of Parent, or any committee thereof, determines in good faith, after consultation with outside legal counsel and a nationally recognized financial advisor, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, then Parent and its Representatives may, subject to compliance with Section 5.11(c), (A) furnish information with respect to Parent to the Person making such Acquisition Proposal and its Representatives pursuant to a customary confidentiality agreement not less restrictive of the other party than the Confidentiality Agreement, and (B) participate in discussions or negotiations with such Person and its Representatives regarding any Superior Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.11(a) or the taking of any actions inconsistent with the restrictions set forth in this Section 5.11(a) by any Representative of Parent shall be deemed a breach of this Section 5.11(a) by Parent.

(b) Neither the Board of Directors of Parent, nor the Board of Directors of the Company, nor any committee thereof shall:

(i) except as set forth in this Section 5.11, withdraw or modify, or publicly (or in a manner designed to become public) propose to withdraw or modify, in a manner adverse to the other party, its approval or recommendation with respect to the Merger and the other Transactions;

(ii) cause or permit Parent or the Company, as applicable, to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement constituting or relating to any Acquisition Proposal (other than, with respect to Parent, a confidentiality agreement referred to in Section 5.11(a) entered into in the circumstances referred to in Section 5.11(a)); or

(iii) adopt, approve or recommend, or propose to adopt, approve or recommend, any Acquisition Proposal.

Notwithstanding the foregoing, the Board of Directors of Parent may withdraw or modify its recommendation with respect to the Merger and the other Transactions if the Board determines in good faith after consultation with outside counsel that its fiduciary obligations require it to do so, but only at a time that is prior to the Parent Stockholder Approval and after two Business Days following receipt by the Company of written notice advising it that the Board of Directors of Parent desires to withdraw or modify the recommendation and, if such withdrawal is due to the existence of an Acquisition Proposal, specifying the material terms and conditions of such Acquisition Proposal and identifying the Person making such Acquisition Proposal. Notwithstanding the foregoing, nothing in this Section 5.11 shall be deemed to (A) permit Parent to take any action described in clauses (ii) or (iii) of the first sentence of this Section 5.11(b), (B) affect any obligation of Parent under this Agreement, other than as set forth in Section 5.11, or (C) limit Parent’s obligation to call, give notice of, convene and hold the Parent Stockholders’ Meeting, regardless of whether the Board of Directors of Parent has withdrawn or modified its recommendation. Provided further that nothing in this Section 5.11 shall be deemed to prevent Parent or its Board of Directors from taking or disclosing to the Parent Stockholders a position contemplated by Rule 14d-9 and 14e-2(a) under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender officer or exchange offer) or from making any other disclosure to stockholders required by Law with regard to an Acquisition Proposal, including by virtue of the Board of Directors’ fiduciary duties.

(c) Notwithstanding Section 5.11(a), each party shall immediately advise the other party orally, with written confirmation to follow promptly (and in any event within 24 hours), of any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal, or of any inquiry with respect to, or that could reasonably be expected to lead to, any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal or inquiry and the identity of the Person making any such Acquisition Proposal or inquiry. Parent shall not provide any information to or participate in discussions or negotiations with the Person making any Superior Proposal until after it has first notified the Company of such Acquisition Proposal as required by the preceding sentence. The Company shall not provide any information to or participate in discussions or negotiations with any such Person under any circumstances. Each party shall (i) keep the other party fully informed, on a current basis, of the status and details (including any change to the terms) of any such Acquisition Proposal or inquiry, (ii) provide to the other party as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to such party from any third party in connection with any Acquisition Proposal or sent or provided by Parent to any third party in connection with any Superior Proposal, and (iii) if the Company shall make a counterproposal to amend the terms of this Agreement, which the Board of Directors of Parent, or any committee thereof, in good faith determines would cause the Superior Proposal to cease to be such, Parent shall consider and cause its financial and legal advisors to negotiate on its behalf in good faith with respect to the terms of such counterproposal. Contemporaneously with providing any information to a third party in connection with any such Superior Proposal or inquiry, Parent shall furnish a copy of such information to the Company.

(d) Each of Parent and the Company shall, and shall cause its Subsidiaries and its and their Representatives and Affiliates to, cease immediately all discussions and negotiations regarding any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.

(e) For purposes of this Agreement, the following terms shall have the following meanings:

(i) ‘‘Acquisition Proposal” means any offer or proposal or related offers or proposals for, or any indication of interest in, any of the following (other than the Merger) by any Person or “group” (as defined in Section 13(d) of the Exchange Act): (i) any direct or indirect acquisition or purchase of (A) 5% or more of the Company’s Capital Stock or the Capital Stock of any of its Subsidiaries or (B) 15% or more of Parent’s Capital Stock, (ii) any acquisition, license or purchase of assets (other than inventory to be sold in the ordinary course of business consistent with past practice) of Parent, or the Company or any of its Subsidiaries, (iii) any merger, consolidation or other business combination relating to Parent, or the Company or any of its Subsidiaries or (iv) any other transaction that would inhibit, or materially interfere with or delay the consummation of the Transactions contemplated in this Agreement and the Ancillary Agreements.

(ii) ‘‘Superior Proposal” means, with respect to Parent, any unsolicited, bona fide written Acquisition Proposal on terms that the Board of Directors of Parent determines in its good faith judgment to be (A) materially more favorable to the Parent Stockholders than the Merger and the other Transactions, taking into account all the terms and conditions of such proposal (including any written counterproposal by the Company to amend the terms of this Agreement in response to such Acquisition Proposal or otherwise) and after consultation with outside legal counsel and a nationally recognized financial advisor, and (B) reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, however, that no Acquisition Proposal shall be deemed to be a Superior Proposal if any financing required to consummate the Acquisition Proposal is not fully and irrevocably committed.

Section 5.12  Notification of Certain Matters; Supplements to Disclosure Schedule.

(a) Parent and Merger Sub, on the one hand, and the Company, on the other, shall give prompt written notice to the other party of (i) the occurrence or non-occurrence of any change, condition or event the occurrence or non-occurrence of which would render any representation or warranty of Parent or Merger Sub or the Company, as applicable, contained in this Agreement or any Ancillary Agreement, if made on or immediately following the date of such change, condition or event, materially untrue or inaccurate, (ii) the occurrence of any change, condition or event that has had or is reasonably likely to have a Material Adverse Effect on Parent, the Company or the Surviving Company, as applicable, (iii) any failure of Parent, Merger Sub, the Company, any of the Company’s Subsidiaries,

or any other Affiliate of Parent or the Company, as applicable, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder or any change, condition or event that would otherwise result in the nonfulfillment of any of the conditions to Parent’s and Merger Sub’s or the Company’s obligations hereunder, (iv) any notice or other communication from any Governmental Authority in connection with the Merger or the other Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the Transactions, (v) any Action pending or, as applicable, to the Knowledge of any party, threatened against a party or the parties relating to the Transactions, or (vi) any failure of Parent and its Subsidiaries, taken together, or the Company and its Subsidiaries, taken together, to have an unrestricted cash balance of at least $1,000,000; provided, however, that the delivery of any notice pursuant to this Section 5.12(a) shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement or (B) limit the remedies available to the non-breaching party.

(b) Parent, Merger Sub and the Company, as applicable, shall supplement the information set forth on the Parent Disclosure Schedule and the Company Disclosure Schedule, respectively, with respect to any matter hereafter arising that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Parent Disclosure Schedule or the Company Disclosure Schedule, as applicable, or that is necessary to correct any information in the Parent Disclosure Schedule or the Company Disclosure Schedule, as applicable, or in any representation or warranty of Parent, Merger Sub or the Company that has been rendered inaccurate thereby, promptly following discovery thereof. No such supplement shall be deemed to cure any breach of any representation or warranty made in this Agreement or any Ancillary Agreement or have any effect for purposes of determining the satisfaction of the conditions set forth in Sections 6.2 and 6.3, the compliance by Parent or the Company with any covenant set forth herein or the indemnification provided for in Article VII, except to the extent that such supplement discloses an event, circumstance or fact existing or that has occurred that, individually or together with any other supplemental disclosures added to the Parent Disclosure Schedule or Company Disclosure Schedule, as applicable, after the delivery thereof concurrently with the execution of this Agreement, has not and would not reasonably be expected to result in, Parent or the Company, as applicable, incurring any Liability (including any loss or other economic detriment) in excess of $250,000, or any other material obligation (a “Permitted Supplement”).

Section 5.13  Takeover Statutes.  If any state takeover statute or similar Law shall become applicable to the Transactions, Parent, Merger Sub or the Company, as applicable, and each such party’s respective Board of Directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate the effects of such statute or similar Law on the Transactions.

Section 5.14  Share Option Plans.  At or before the Effective Time, the Company shall, to the extent necessary, cause to be effected, in a manner reasonably satisfactory to Parent, amendments to the Company Plans and any other documents governing the Company Share Options to give effect to the provisions of Section 2.10.

Section 5.15  Director and Officer Indemnification.

(a) Prior to the Effective Time the Company may purchase a “tail” policy under the Company’s existing directors’ and officers’ insurance policy which (i) has an effective term of seven years from the Effective Time, (ii) covers those Persons who are currently covered by the Company’s directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring on or prior to the Effective Time, and (iii) contains terms and conditions that are no less favorable, in the aggregate, to the insured than those of the Company’s directors’ and officers’ insurance policy in effect as of the date hereof. For a period of seven years from the Closing Date, Parent shall use its commercially reasonable efforts to cause the Surviving Company to maintain such tail policy, provided that no additional amounts shall be payable by the Surviving Company thereunder.

(b) During the period commencing as of the Effective Time and ending on the seventh anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Company shall, and shall cause its Subsidiaries to, and Parent shall cause the Surviving Company and its Subsidiaries to, fulfill and honor in all respects the obligations of the Company and its Subsidiaries to the current officers and directors of the Company or any of its Subsidiaries and each other Person who is or was a director or officer of the Company or any of its Subsidiaries at or at any time prior to the Effective Time (the “D&O Indemnified Parties”), pursuant to all rights to any indemnification and exculpation from liabilities for acts or omissions contained in the Company Charter Documents (as in effect on the date of this Agreement) or available under applicable Law. If the Surviving Company shall be liquidated and dissolved by Parent or any of its successors or assigns, or consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, proper provisions shall be made so that the continuing or surviving entity and its successors and assigns shall assume the obligations set forth in this Section 5.15(b).

(c) The provisions of this Section 5.15 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party and his or her heirs and representatives.

Section 5.16  Directors.  The Board of Directors of Parent will take all actions reasonably necessary such that, effective immediately following the Effective Time (i) the Board of Directors of Parent shall be composed of the individuals set forth on Schedule 5.16(i), and (ii) the composition of the committees of the Board of Directors of Parent shall be as set forth on Schedule 5.16(ii), provided that the appointment of such directors to the Board of Directors of Parent shall be approved by the Nominating and Corporate Governance Committee of Parent in accordance with applicable Law and subject to Parent’s reasonable governance standards regarding service as a director on the Board of Directors of Parent. If Parent’s Nominating and Corporate Governance Committee fails to approve one or more of the directors that are current directors of the Company, or any of such directors is unwilling or unable to serve, within five Business Days of notice thereof, the Company may propose one or more alternate directors from the Board of Directors of the Company who so qualify until four of them are so approved.

Section 5.17  Control of the Other Party’s Business.  Nothing contained in this Agreement or in any Ancillary Agreement will give Parent, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, or will give the Company or its Subsidiaries, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.18  Confidentiality.  Each of the parties shall hold, and shall cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of any other party to this Agreement in connection with the transactions contemplated hereby pursuant to the terms of the confidentiality agreement dated as of August 4, 2008, between Parent and the Company (as amended from time to time, the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

Section 5.19  Exemption from Liability Under Section 16(b).  Provided that each Company Insider timely delivers to Parent the Section 16 Information, the Board of Directors of Parent, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), will adopt a resolution providing that the receipt by Company Insiders of Parent Common Stock in exchange for Company Shares pursuant to the Merger contemplated by this Agreement, to the extent such securities are listed in the Section 16 Information, is intended to be exempt from short-swing profit liability pursuant to Section 16(b) under the Exchange Act. For purposes of this Agreement, (a) “Section 16 Information” will mean for each Company Insider, the number of Company Shares (including Company Shares subject to vesting restrictions) held by such Company Insider and expected to be exchanged for Parent Common Stock in the Merger, and the number and description of Company Share Options held by such Company Insider and expected to be converted into Parent Stock Options in connection with the Merger and (b) “Company Insiders” will mean those officers and directors of the Company, who after the Effective Time will become officers and directors of Parent pursuant to the terms hereof and subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

Section 5.20  Financial Statements.  Between the date hereof and the Closing, (i) the Company shall deliver to Parent true and complete copies of the consolidated balance sheet and related consolidated statements of operations, retained earnings and cash flows for the Company and its Subsidiaries as of each month end, fiscal quarter-end or year-end occurring during such period, and (ii) Parent shall deliver to the Company true and complete copies of the consolidated balance sheet and related consolidated statements of operations, retained earnings and cash flows for Parent as of each month end, fiscal quarter-end or year-end occurring during such period. Each party shall prepare and deliver such financial statements to the other as promptly as practicable, and, in any event, within

20 days after the end of each month in the case of monthly financial statements, and within three days after receipt of approval of the Board of Directors in the case of quarterly or year-end financial statements.

Section 5.21  Public Announcements.  The initial press release relating to the execution by the parties of this Agreement shall be in the form approved by Parent and the Company. Thereafter until the Closing Date, no party shall make any public announcement with respect to this Agreement or the Transactions except as permitted by this Section 5.21. Parent and the Company may make further public announcements, provided that it shall, to the extent practicable, first consult with the other party prior to issuing any press release, public statement or any other public announcement by such party regarding this Agreement, the Merger, the Ancillary Agreements or the other Transactions, and shall provide one another with the opportunity to review and comment upon such press release, public statement or other public announcement, and shall not issue any such press release or make any such public statement or announcement prior to such consultation, except as may be required by applicable Law.

Section 5.22  Reorganization Matters.  Parent and the Surviving Company shall, and shall cause their respective Affiliates to: (a) take, all reasonable actions following the Closing in order to cause the Merger, including the delivery of all Parent Common Stock to the holders of Company Shares under Section 2.12, to qualify as a reorganization within the meaning of Section 368(a)(2)(E) of the Code, and (b) report all transactions under this Agreement and the Ancillary Agreements in accordance with their characterizations herein, in each case, unless otherwise required by law.

Section 5.23  Parent Corporate Compliance Program.  The Company shall ensure that on or before the Closing Date any Contracts to which the Company or any of its Subsidiaries is a party comply with Parent’s Corporate Compliance Program, including, without limitation, the Code of Conduct attached thereto.

Section 5.24  Transfer Taxes.  Unless otherwise agreed between Parent and the Company, Parent and the Company shall each be responsible for the payment of one-half of any transfer, sales, use, stamp, conveyance, value added, recording, registration, documentary, filing and any other similar Taxes and administrative fees (including, without limitation, notary fees) arising in connection with the consummation of the transactions contemplated by this Agreement whether levied on Parent, the Company or any of their respective Affiliates (“Transfer Taxes”). For the avoidance of doubt, this Section 5.24 only applies to Transfer Taxes and does not relate to other Taxes, such as taxes of the Shareholders based on income, gains, receipts, gross profits or other similar Taxes that are not Transfer Taxes. The Merger Consideration will be exclusive of any Transfer Taxes.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.1  General Conditions.  The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by any party in its sole discretion (provided, that such waiver shall only be effective as to the obligations of such party):

(a) No Governmental Investigation.  No Governmental Authority shall be in the process of (i) investigating or (ii) conducting proceedings regarding this Agreement, the Ancillary Agreements or the Transactions which make it reasonably possible, in Parent’s and/or the Company’s reasonable determination, that as a result of such investigation or proceedings, an Order, including but not limited to any injunction, will be issued, promulgated, enforced or entered by a Governmental Authority that would enjoin, materially restrain or condition, or make illegal or otherwise prohibit the consummation of the Merger and the other Transactions.

(b) No Injunction or Prohibition.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order that is then in effect and that enjoins, materially restrains or conditions, or makes illegal or otherwise prohibits the consummation of the Merger and the other Transactions contemplated by this Agreement or the Ancillary Agreements.

(c) Governmental Consents.  The Governmental Authority and other third party consents listed on Schedule 6.1(c) shall have been obtained or the applicable waiting periods shall have expired or been terminated.

(d) Israeli Statutory Waiting Periods.  At least 50 days shall have elapsed after the filing of the Merger Proposals with the Israeli Companies Registrar and at least 30 days shall have elapsed after receipt of the Company Shareholder Approval and the approval of the Merger by the sole shareholder of Merger Sub.

(e) No Issuance of a Prospectus in Israel.  No prospectus shall, in Parent’s reasonable judgment, be required to be filed in Israel for the issuance of shares of Parent Common Stock in connection with the Merger, the Financing and the other Transactions.

(f) Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained in accordance with applicable Law and the Company Charter Documents.

(g) Parent Stockholder Approval.  Parent Stockholder Approval shall have been validly obtained under the certificate of incorporation and bylaws of Parent.

(h) Form S-4.  The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(i) Merger Certificate.  The Merger Certificate shall have been issued by the Israeli Companies Registrar.

(j) No Litigation.  No Action shall have been commenced or threatened by or before any Governmental Authority that the Board of Directors of Parent or the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, is reasonably likely to (i) require divestiture or license of any material assets of Parent as a result of the transactions contemplated by this Agreement or the divestiture or license of any material assets of the Surviving Company or any of their respective Subsidiaries, (ii) prohibit or impose material limitations on Parent’s ownership or operation of all or a material portion of its or the Surviving Company’s business or assets (or those of any of their Subsidiaries) or (iii) impose material limitations on the ability of Parent or any of its Subsidiaries, or render Parent or any of its Subsidiaries unable, effectively to control the business, assets or operations of the Surviving Company or its Subsidiaries in any material respect.

(k) Israeli Withholding Tax Ruling.  The Israeli Withholding Tax Ruling shall have been received, satisfying all of the conditions described in Section 5.7(a)(i) hereof; provided, however, this condition shall be deemed to be satisfied if a withholding tax ruling satisfying all of the conditions described in Section 5.7(a) hereof has been offered by the Israeli Tax Authority on terms and subject to conditions which are customary and standard under the circumstances.

(l) Israeli Escrow Tax Ruling.  The Israeli Escrow Tax Ruling, if applicable, shall have been received, satisfying all of the conditions described in Section 5.7; provided, however, this condition shall be deemed to be satisfied if an escrow tax ruling satisfying all of the conditions described in Section 5.7(a)(iii) hereof has been offered by the Israeli Tax Authority on terms and subject to conditions which are customary and standard under the circumstances.

(m) Israeli Securities Exemption.  The Israeli Securities Exemption shall have been received, satisfying all of the conditions described in Section 5.8.

(n) Investment Center Approvals.  The Investment Center’s approval to the change in ownership of the Company to be effected by the Merger, shall have been received.

(o) Financing.  The Financing, in all material respects consistent with the Financing Agreement, shall close concurrent with the Closing of the Merger.

Section 6.2  Conditions to Obligations of the Company.  The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Company in its sole discretion:

(a) Representations, Warranties and Covenants.  (i) Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement qualified as to materiality or Material Adverse Effect shall be true and correct, and those not so qualified shall each be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date (without giving effect to any amendment or supplement to the Parent Disclosure Schedule after the date hereof, other than a Permitted Supplement), except to the extent such representations and warranties speak as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date; (ii) Parent and Merger Sub shall have performed, in all material respects, all obligations and agreements and complied with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by it prior to or at the Closing; and (iii) the Company shall have received from Parent a certificate to the effect set forth in the foregoing clauses (i) and (ii), signed by a duly authorized officer thereof.

(b) Ancillary Agreements.  Each of the Ancillary Agreements shall have been duly authorized, executed and delivered by each of the other parties thereto (other than the Company), and the Company shall have received an executed counterpart of each of the Ancillary Agreements, signed by each party thereto (other than the Company), including a counterpart of the Escrow Agreement signed by the Escrow Agent.

(c) Opinion of Parent Counsel.  The Company shall have received an opinion of counsel to Parent in the form attached hereto as Exhibit D.

(d) Tax Opinion.  The Company shall have received an opinion from its tax counsel to the effect that (i) the Merger qualifies as a reorganization under Section 368(a)(2)(E) of the Code, and (ii) no material gain or loss will be recognized by Parent or the Company as a result of the Merger.

(e) No Material Adverse Change.  There shall not have occurred any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Change on Parent.

(f) Resignations and Appointments.  The Company shall have received copies of the letters of resignation from the applicable directors of Parent effective as of the Closing, and the directors that are the current directors of the Company shall have been duly appointed to the Board of Directors of Parent effective as of the Closing pursuant to the provisions of Section 5.16.

Section 6.3  Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Parent in its sole discretion:

(a) Representations, Warranties and Covenants.  (i) Each of the representations and warranties of the Company set forth in this Agreement qualified as to materiality or Material Adverse Effect shall be true and correct, and those not so qualified shall each be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date (without giving effect to any amendment or supplement to the Company Disclosure Schedule after the date hereof, other than a Permitted Supplement), except to the extent such representations and warranties speak as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date; (ii) the Company shall have performed, in all material respects, all obligations and agreements and complied with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by it prior to or at the Closing; and (iii) Parent shall have received from the Company a certificate to the effect set forth in the foregoing clauses (i) and (ii), signed by a duly authorized officer thereof.

(b) Ancillary Agreements.  Each of the Ancillary Agreements shall have been duly authorized, executed and delivered by each of the other parties thereto, other than Parent and Merger Sub, and Parent shall have received an executed counterpart of each of the Ancillary Agreements, signed by each party thereto, other than Parent or Merger Sub, including a counterpart of the Escrow Agreement signed by the Escrow Agent.

(c) Opinion of Company Counsel.  Parent shall have received an opinion of counsel to the Company in the form attached hereto as Exhibit E.

(d) Tax Opinion.  Parent shall have received an opinion from its tax counsel to the effect that (i) the Merger qualifies as a reorganization under Section 368(a)(2)(E) of the Code, and (ii) no material gain or loss will be recognized by Parent or the Company as a result of the Merger.

(e) Resignations.  Parent shall have received letters of resignation from the directors of the Company and each of its Subsidiaries.

(f) No Material Adverse Change.  There shall not have occurred any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Change on the Company.

ARTICLE VII

SURVIVAL; INDEMNIFICATION; REMEDIES

Section 7.1  Survival of Representations and Warranties and Covenants.

(a) The representations and warranties of the Company made in this Agreement shall survive for the Escrow Period. The right to indemnification, reimbursement or other remedy based upon such representations and warranties shall not be affected by any investigation conducted with respect to, or Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date.

(b) The covenants and agreements of the parties contained in this Agreement shall survive the Closing indefinitely, except as expressly provided otherwise herein.

Section 7.2  Indemnification and Other Rights.

(a) If the Closing occurs, to the extent and solely out of the Indemnity Escrow Fund, Parent and its Affiliates (including the Surviving Company following the Closing), each of their respective officers, directors, employees, stockholders, agents, representatives, and each of their respective successors and assigns (the “Parent Indemnified Parties”) shall be indemnified and held harmless, reimbursed and made whole from and against any losses or other Liability (including reasonable legal and expert fees and expenses incurred in investigation or defense (including any appeal) of any of the same, or in asserting, preserving or enforcing its rights hereunder) actually incurred, accrued or claims suffered by any such indemnified party (collectively “Damages”) to the extent arising from or in connection with any of the following:

(i) any breach or inaccuracy of any representation or warranty of the Company contained in this Agreement or in any Ancillary Agreement (without giving effect to any supplement to the Company Disclosure Schedule after the date hereof);

(ii) any breach of any covenant of the Company prior to the Closing contained in this Agreement; and

(iii) (A) any and all Taxes of the Company and its Subsidiaries with respect to (x) taxable periods ending on or before the Closing Date or (y) any taxable period that commences before and ends after the Closing Date to the extent attributable to the period prior to Closing as determined pursuant to Section 7.2(c) of this Agreement, and (B) reasonable costs and expenses incurred by the Surviving Company in connection with compliance matters relating to Taxes covered by this Section 7.2(a)(iii), including costs and expenses relating to disputes with taxing authorities.

(b) Any payments made pursuant to this Article VII shall be treated for all purposes as an adjustment to the Merger Consideration.

(c) For the sole purpose of appropriately apportioning any Taxes relating to a period that includes (but that would not end on) the Closing Date, the portion of such Tax that is attributable to the Company for the part of such taxable period that ends on the Closing Date shall be (i) in the case of any Taxes other than Taxes based upon income or receipts, the amount of such for the entire Tax period multiplied by a fraction the numerator of which is the number of calendar days in the Tax period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Tax period, and (ii) in the case of any Taxes based upon or related to income or receipts, the amount which would be payable if the relevant Tax period ended as of the close of business on the Closing Date. For purposes of Section 7.2(c)(ii), any exemption, deduction, credit or other that is calculated on an annual basis shall be allocated pro rata per calendar day between the period ending on the Closing Date and the period beginning the day after the Closing Date.

(d) For purposes of this Agreement, Damages shall include, but not be limited to, actual or consequential damages arising from, and the amount by which the value of the Company is determined by a nationally recognized accounting firm, appraisal firm or investment bank to be less than it would have been but for, any breach or inaccuracy of the representations and warranties or the failure by the Company to fulfill its obligations hereunder. There shall be no right of contribution for any indemnifying Shareholder from the Surviving Company or Parent with respect to any Damages claimed by any Parent Indemnified Party, and in no event shall any indemnifying Shareholder be entitled to require that any claim be made or brought against any other Person, including the Surviving Company.

(e) Any Damages subject to indemnification hereunder shall be (i) calculated after giving effect to any available tax benefit relating to such Damages that can be utilized within the next twelve (12) months after incurrence of such Damages (net of any additional taxes payable in respect of the indemnification payment), (ii) net of any amount specifically accrued or reserved for with respect to such Damages in the Financial Statements (and to the extent accrued or reserved for in Financial Statements delivered after the date hereof, so accrued or reserved in the ordinary course, consistent with prior practice), and (iii) net of any third-party insurance proceeds which have been recovered by the Parent Indemnified Parties in connection with the facts giving rise to the right of indemnification (net of any increases in premiums related to the applicable claim for Damages); provided that if such insurance proceeds are recovered after the Parent Indemnified Parties have been indemnified, such recovered amount shall be promptly refunded by the Parent Indemnified Parties to the Indemnity Escrow Fund (not to exceed the amount paid out of the Escrow Fund with respect to the applicable claim for Damages), and provided further that the Parent Indemnified Parties shall exercise commercially reasonable efforts to recover any third-party insurance proceeds prior to pressing any claim for indemnification under this Article VII.

Section 7.3  Time Limitations.  Any liability for indemnification with respect to any representation or warranty of the Company contained in this Agreement, and any other liability for indemnification pursuant to Section 7.2 hereof, shall terminate at 5:00 p.m. California time on the last day of the Escrow Period unless on or before such time, Parent provides notice in writing pursuant to Section 7.6 or Section 7.7 of a claim for Damages against the Indemnity Escrow Fund specifying the factual basis of that claim in reasonable detail to the extent then known by Parent. In the event Parent provides such notice, Parent shall continue to have the right to recover from the Indemnity Escrow Fund, and to all other rights and remedies under this Agreement, with respect to the matter or matters to which such claim relates until such claim has been finally resolved and payment made, if any.

Section 7.4  Other Limitations.

(a) The Parent Indemnified Parties may not recover any Damages pursuant to Section 7.2 unless and until collectively they have incurred, accrued or suffered Damages in excess of $250,000 in the aggregate (the “Basket Amount”), after which, such Parent Indemnified Parties shall be entitled to recover all such Damages, including Damages in the Basket Amount. Notwithstanding the foregoing, the Parent Indemnified Parties shall be entitled to recover for, and the Basket Amount shall not apply as a threshold to, any and all claims or payments made with respect to (i) any Damages incurred pursuant to Section 7.2(a)(iii) hereof, or (ii) any Damages incurred as a result of Shareholder Fraud.

(b) For the purpose of quantifying the Damages recoverable by any Parent Indemnified Party under this Article VII only (but not for determining whether any representation or warranty has been breached or is inaccurate), any representation or warranty given or made by the Company that is qualified in scope as to materiality (including a Material Adverse Effect on the Company) shall be deemed to be made or given without such qualifications.

(c) Nothing herein shall limit, or be deemed to limit, the rights of Parent against (i) any Major Shareholder under the Company Shareholder Agreements, or (ii) any Shareholder arising under the letter of transmittal delivered by such Shareholder as described in Section 2.12(a).

(d) Notwithstanding any other provision of this Agreement or applicable Law, no party shall be liable to any other for any punitive damages.

Section 7.5  Value Used for Indemnity.  For purposes of determining the number of shares of Parent Common Stock payable to Parent for any Damages pursuant to this Article VII, the per share value of Parent Common Stock held in the Indemnity Escrow Fund shall be deemed to be the arithmetic average closing sale price of the Parent Common Stock on the Nasdaq ( as reported by The Wall Street Journal for the ten full Nasdaq trading days ending one trading day immediately preceding the date that the shares are delivered by the Escrow Agent pursuant to a claim, notwithstanding any subsequent increase or decrease in the trading price of shares of Parent Common Stock on the Nasdaq (or the Over-the-Counter Bulletin Board or other securities market or exchange on which the Parent Common Stock is then quoted); provided, however, that, if, at any time during such ten day period, the outstanding shares of Parent Common Stock have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares, or similar event, then the per share value of the Indemnity Escrow Shares during such ten day period shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar event.

Section 7.6  Procedures Relating to Indemnification Involving Third Party Claims.

(a) Any Parent Indemnified Party shall notify the Escrow Agent and the Shareholders Representative prior to the termination of the Escrow Period in writing, and in reasonable detail, of any claim or demand made against such Parent Indemnified Party by any Person not a party to this Agreement, including any third party asserting a Tax claim, which claim or demand arises under this Agreement, and in respect of which such Parent Indemnified Party seeks indemnification under Section 7.2 (a “Third Party Claim”). Thereafter, until such Damages have been determined, such Parent Indemnified Party shall promptly deliver to the Escrow Agent and the Shareholders Representative (i) after such Parent Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Parent Indemnified Party relating to the Third Party Claim, and (ii) after such Parent Indemnified Party’s delivery or filing thereof, copies of all notices and documents (including court papers) delivered to such third party or filed with any court or arbitrator by the Parent Indemnified Party, in each case relating to the Third Party Claim.

(b) In addition to any other Damages, the Parent Indemnified Party shall be reimbursed for the reasonable fees and expenses of counsel employed by the Parent Indemnified Party in connection with a Third Party Claim.

(c) The Parent Indemnified Party may not settle, compromise or discharge any Third Party Claim as to which a claim may be made against the Shareholders or the Escrow Fund without the prior written consent of the Shareholders Representative (which consent shall not be unreasonably withheld, conditioned or delayed, if either (i) Parent reasonably determines that the shares of Parent Common Stock remaining in the Escrow Indemnity Fund (after deducting the shares reasonably anticipated to be payable upon resolution of all then unresolved or unpaid pending claims) are not or would not reasonably be expected to be adequate to compensate the Parent Indemnified Party in the event that the settlement, compromise or discharge were not approved, or (ii) Parent reasonably concludes that such Third Party Claim will result or would reasonably be expected to result in shared liability).

Section 7.7  Other Claims.  A claim by any Parent Indemnified Party for indemnification under Section 7.2 not involving a Third Party Claim may be asserted by written notice prior to the termination of the Escrow Period to the Escrow Agent and the Shareholders’ Representative that states with reasonable specificity the description of such claim and the amounts in dispute to the extent then known (each such written notice, a ‘‘Dispute”). Thereafter, the Shareholders’ Representative and the Parent Indemnified Party shall work in good faith to resolve such Dispute for a period not to exceed 20 days from the date notice was received setting forth the amount claimed. If the parties are unable to resolve such Dispute within 20 days after notice is received, then either party may submit such Dispute to arbitration pursuant to Section 9.3 of this Agreement.

Section 7.8  Recovery in the Case of Strict Liability or Negligence.  NO CLAIM FOR DAMAGES BY A PARENT INDEMNIFIED PARTY UNDER SECTION 7.2 SHALL BE UNENFORCEABLE SOLELY BECAUSE SUCH DAMAGES ARE BASED ON PAST, PRESENT OR FUTURE ACTS, CLAIMS OR LEGAL REQUIREMENTS (INCLUDING ANY ENVIRONMENTAL LAW OR PRODUCTS LIABILITY LAW), AND

REGARDLESS OF WHETHER ANY PERSON (INCLUDING THE PERSON FROM WHOM INDEMNIFICATION OR OTHER RECOVERY IS SOUGHT) ALLEGES OR PROVES THE CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING SUCH INDEMNIFICATION OR OTHER RECOVERY, OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED ON THE PERSON SEEKING SUCH INDEMNIFICATION OR OTHER RECOVERY.

Section 7.9  Sole and Exclusive Remedy if the Closing Occurs.

(a) Should the Closing occur, (i) the sole and exclusive remedies of Parent and Merger Sub with respect to claims under or otherwise relating to this Agreement, whether such claims be in contract, tort or otherwise, shall be the remedies provided in this Article VII, and (ii) the sole and exclusive remedies of the Shareholders with respect to claims under or otherwise relating to this Agreement and any Ancillary Agreements shall be the remedies afforded to such Shareholders by the securities Laws applicable to each such Shareholder by virtue of their receipt of Parent Common Stock in connection with the Merger, and no Shareholder will be entitled to any remedies under any other theory, including breach of contract or tort. Except as set forth herein, Parent, Merger Sub and the Company hereby waive, from and after the Closing, any and all other remedies which may be available at law or equity for any breach or inaccuracy or alleged breach or inaccuracy of the representations and warranties of the Company and of Parent and Merger Sub hereunder, whether such claims be in contract, tort or otherwise. If the Closing does not occur, the sole and exclusive remedy of the parties shall be as set forth in Section 8.5, and the provisions of this Article VII shall be inapplicable.

(b) Nothing in this Article VII will limit the rights of the Shareholders to seek any remedies with respect to Fraud by Parent or Merger Sub, or Parent or Merger Sub to seek any remedies with respect to any Shareholder Fraud in connection herewith or the transactions contemplated hereby (including limiting the time such claims can be made, or making such claims subject to any deductibles set forth herein).

(c) For the avoidance of doubt, the concept of “indemnity” as used in this Article VII is intended to include claims between or among the parties to this Agreement and not involving any third party, as well as Third Party Claims.

ARTICLE VIII

TERMINATION

Section 8.1  Termination by Mutual Consent.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, by mutual written consent of the Company and Parent.

Section 8.2  Termination by Parent or the Company.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, by either Parent or the Company if any Order permanently restraining, enjoining or otherwise prohibiting the Merger or the other transactions contemplated hereby shall be entered and such Order is or shall have become nonappealable, provided that (i) the party seeking to terminate this Agreement shall have complied with its obligations under Section 5.6 with respect to the removal or lifting of such Order, and (ii) the noncompliance with this Agreement by the party seeking to terminate this Agreement shall not have been the proximate cause of the issuance of the Order.

Section 8.3  Termination by the Company.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, by the Company if:

(a) (i) the Closing shall not have been consummated on or before June 30, 2009 (the “Termination Date”), or

(ii) any of the conditions set forth in Section 6.1 or 6.2 shall have become incapable of fulfillment;

provided, however, that the right to terminate this Agreement pursuant to this subsection (a) shall not be available to the Company if the Company has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure referenced in this subsection (a);

(b) there has been a material breach by Parent or Merger Sub of any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement that is not curable or, if curable, is not cured prior to the earlier of (i) 30 days after written notice of such breach is given by the Company to Parent and (ii) the Termination Date;

(c) (i) the Board of Directors of Parent has failed to give in the Proxy Statement its recommendation to the approval pursuant to this Agreement of the issuance of shares of Parent Common Stock in connection with the Merger and the transactions contemplated hereby or has withdrawn or modified such recommendation,

(ii) after the receipt by Parent of an Acquisition Proposal, the Company requests in writing that the Board of Directors of Parent reconfirm its recommendation of the approval pursuant to this Agreement of the issuance of shares of Parent Common Stock in connection with the Merger and the transactions contemplated hereby and the Board of Directors of Parent fails to do so within five Business Days after its receipt of the Company’s request,

(iii) the Board of Directors of Parent, or any committee thereof, has approved or recommended to the Parent Stockholders an Acquisition Proposal,

(iv) a tender offer or exchange offer for outstanding shares of Parent Common Stock is commenced (other than by the Company or an Affiliate of the Company), and the Board of Directors of Parent (or any committee thereof) recommends that the Parent Stockholders tender their shares in such tender or exchange offer or, within 10 Business Days after the commencement of such tender offer or exchange offer, the Board of Directors of Parent fails to recommend against acceptance of such offer, provided, however, that any disclosure by the Board of Directors of Parent to “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not result in a right of the Company to terminate under this provision, or

(v) Parent has breached its obligations under Section 5.9(b) or Section 5.11;

(d) In the event that Parent has provided the notice required under Section 5.12(a)(vi) and has not increased the unrestricted cash balance of Parent and its Subsidiaries, taken together, to $1,000,000 or more within ten Business Days after the first written notice of such failure is given by Parent to the Company (or the next Business Day, for any subsequent notices); or

(e) Ten days after the written notice described below in Section 8.3(e)(iii) is provided, if on such tenth day, the conditions in Section 6.1(o) remain unsatisfied because no other Purchasers have agreed to purchase the shares in the Financing of the Purchaser in default, as described in clause (iv), and:

(i) All of the conditions in Section 6.1 (except for such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date and except for Section 6.1(o)) and in Section 6.2 (except for such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date) have been satisfied or waived,

(ii) the Purchasers identified on Schedule I of the Financing Agreement are prepared to immediately purchase their respective shares issuable in the Financing as set forth on each such Purchaser’s signature page to the Financing Agreement,

(iii) the Company provides written notice to Parent stating its belief that the terms of clauses (i) and (ii) above have been satisfied, and

(iv) one or more of the Purchasers identified on Schedule II of the Financing Agreement have (A) breached its or their obligations under Section 1(a) of the Financing Agreement, (B) as determined by Parent in good faith, if any Purchaser does not confirm in writing, upon reasonable notice and request from Parent, that such Purchaser will satisfy its obligations under Section 1(a) of the Financing Agreement on the Closing Date, or (C) shall provide notice to Parent that it will not satisfy its obligations under Section 1(a) of the Financing Agreement on the Closing Date.

Section 8.4  Termination by Parent.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date by Parent if:

(a) (i) the Closing shall not have been consummated on or before the Termination Date, or

(ii) any of the conditions set forth in Section 6.1 or Section 6.3 shall have become incapable of fulfillment;

provided, however, that the right to terminate this Agreement pursuant to this subsection (a) shall not be available to Parent if Parent or Merger Sub has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure referred to in this subsection (a);

(b) there has been a material breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement that is not curable or, if curable, is not cured prior to the earlier of (i) 30 days after written notice of such breach is given by Parent to the Company, and (ii) the Termination Date;

(c) (i) the Board of Directors of the Company has failed to give its recommendation to the approval of the Merger and the other Transactions in the proxy statement for the Company Shareholders’ Meeting or has withdrawn or modified its recommendation of the Merger and the other Transactions,

(ii) after the receipt by the Company of an Acquisition Proposal, Parent requests in writing that the Board of Directors of the Company reconfirm its recommendation of the Merger and the other Transactions and the Board of Directors of the Company fails to do so within five Business Days after its receipt of Parent’s request,

(iii) the Board of Directors of the Company, or any committee thereof, has approved or recommended to the Shareholders an Acquisition Proposal,

(iv) a tender offer or exchange offer for outstanding shares of Company Shares is commenced (other than by Parent or an Affiliate of Parent), and the Board of Directors of the Company (or any committee thereof) recommends that the Shareholders tender their shares in such tender or exchange offer or, within 10 Business Days after the commencement of such tender offer or exchange offer, the Board of Directors of the Company fails to recommend against acceptance of such offer; provided, however, that any disclosure by the Board of Directors of the Company to “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not result in a right of Parent to terminate under this provision, or

(v) the Company has breached its obligations under Section 5.5 or Section 5.11.

(d) In the event that the Company has provided the notice required under Section 5.12(a)(vi) and has not increased the unrestricted cash balance of the Company and its Subsidiaries, taken together, to $1,000,000 or more within ten Business Days after the first written notice of such failure is given by the Company to Parent (or the next Business Day, for any subsequent notices).

(e) Ten days after the written notice described below in Section 8.4(e)(iii) is provided, if on such tenth day, the conditions in Section 6.1(o) remain unsatisfied because no other Purchasers have agreed to purchase the shares in the Financing of the Purchaser in default, as described in clause (iv), and

(i) All of the conditions in Section 6.1 (except for such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date and except for Section 6.1(o)) and in Section 6.3 (except for such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date) have been satisfied or waived,

(ii) the Purchasers identified on Schedule II of the Financing Agreement are prepared to immediately purchase their respective shares issuable in the Financing as set forth on each such Purchaser’s signature page to the Financing Agreement,

(iii) Parent provides written notice to the Company stating its belief that the terms of clauses (i) and (ii) above have been satisfied, and

(iv) one or more of the Purchasers identified on Schedule I of the Financing Agreement have (A) breached its or their obligations under Section 1(a) of the Financing Agreement, (B) as determined by the Company in good faith, if any Purchaser does not confirm in writing, upon reasonable notice and request from the Company, that such Purchaser will satisfy its obligations under Section 1(a) of the Financing Agreement on the Closing Date, or (C) shall provide notice to the Company that it will not satisfy its obligations under Section 1(a) of the Financing Agreement on the Closing Date.

Section 8.5  Fees and Expenses.

(a) Except as otherwise provided in this Section 8.5, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) In the event that:

(i) Parent terminates this Agreement pursuant to Section 8.4(b) as a result of a willful and deliberate breach by the Company of its representations, warranties or covenants, arising from an act or omission of the Company (with the knowledge of an executive officer or director of the Company) that (i) such executive officer or director knew, or (ii) a reasonable person with knowledge of (A) the facts and circumstances of this Agreement, (B) such Person so acting or not acting, and (C) such act or omission, would know, such act or omission constitutes a breach or would reasonably be expected to result in a breach (but this provision shall not be triggered by a willful and deliberate act or omission alone, that would not reasonably be expected to be a breach of the Company’s representations, warranties or covenants and was not known by the Company to be a breach of its representations, warranties or covenants), and provided that, at the time Parent terminates this Agreement, the Company is not entitled to terminate this Agreement pursuant to Section 8.3(b);

(ii) Parent terminates this Agreement pursuant to Section 8.4(c); or

(iii) Parent terminates this Agreement pursuant to Section 8.4(e) and the Company is not entitled to terminate this Agreement pursuant to Section 8.3(b);

then, in any such case, the Company shall pay to Parent a termination fee of $900,000 (the “Company Termination Fee”) plus an amount equal to the Parent Transaction Expenses accrued through the date of such termination.

(c) In the event of a termination by Parent pursuant to Section 8.4(b) other than a termination in connection with which Parent is entitled to receive the Company Termination Fee pursuant to Section 8.5(b), and provided that, at the time Parent terminates this Agreement, the Company is not entitled to terminate this Agreement pursuant to Section 8.3(b); the Company shall pay to Parent an amount equal to the Parent Transaction Expenses accrued through the date of such termination.

(d) In the event of a termination of this Agreement, Parent’s rights under Section 8.5(b) or (c), if any, shall be the sole and exclusive remedy of Parent and its Affiliates against the Company, the Shareholders or any former, current or future director, officer, general or limited partner, stockholder, member, manager, controlling person, Affiliate, employee or agent of any of the foregoing (or any of their successors or assigns) (collectively, the “Company Parties”) for any loss or damage suffered as a result of a breach or failure to perform hereunder or under the Financing Agreement or otherwise in connection with this Agreement or the Financing Agreement, and upon payment of such amount, if any, and if none, upon termination of this Agreement, none of the Company or any other Company Parties shall have any further liability or obligation to Parent or Merger Sub arising out of or relating to this Agreement or the transactions contemplated hereby except as set forth in Section 8.7.

(e) In the event that:

(i) the Company terminates this Agreement pursuant to Section 8.3(b) as a result of a willful and deliberate breach by Parent or Merger Sub of such party’s representations, warranties or covenants, arising from an act or omission of Parent or Merger Sub (with the knowledge of an executive officer or director of Parent or Merger Sub, as applicable) that (i) such executive officer or director knew, or (ii) a reasonable person with knowledge of (A) the facts and circumstances of this Agreement, (B) such Person so acting or not acting, and (C) such act or omission, would know, such act or omission constitutes a breach or would reasonably be expected to result in a breach (but this provision shall not be triggered by a willful and deliberate act or omission alone, that would not reasonably be expected to be a breach of Parent’s or Merger Sub’s representations, warranties or covenants and was not known by Parent or Merger Sub to be a breach of its representations, warranties or covenants), and provided that, at the time the Company terminates this Agreement, Parent is not entitled to terminate this Agreement pursuant to Section 8.4(b);

(ii) the Company terminates this Agreement pursuant to Section 8.3(c); or

(iii) the Company terminates this Agreement pursuant to Section 8.3(e) and Parent is not entitled to terminate this Agreement pursuant to Section 8.4(b);

then, in either such case, Parent shall pay to the Company a termination fee of $900,000 (the “Parent Termination Fee”) plus the amount of Company Transaction Expenses accrued through the date of such termination.

(f) In the event of a termination of this Agreement by the Company pursuant to Section 8.3(b) other than a termination in connection with which the Company is entitled to receive the Parent Termination Fee pursuant to Section 8.5(e), and provided that, at the time the Company terminates this Agreement, Parent is not entitled to terminate this Agreement pursuant to Section 8.4(b); Parent shall pay to the Company an amount equal to the Company Transaction Expenses accrued through the date of such termination.

(g) In the event of a termination of this Agreement, the Company’s rights under Section 8.5(e) or (f), if any, shall be the sole and exclusive remedy of the Company, the Shareholders and their respective Affiliates against Parent, Merger Sub, the Parent Stockholders and any former, current or future director, officer, general or limited partner, stockholder, member, manager, controlling person, Affiliate, employee or agent of any of the foregoing (or any of their successors or permitted assignees) (collectively, the “Parent Parties”) for any loss or damage suffered as a result of a breach or failure to perform hereunder or under the Financing Agreement or otherwise in connection with this Agreement or the Financing Agreement, and upon payment of such amount, if any, and if none, upon termination of this Agreement, none of Parent, Merger Sub or any other Parent Parties shall have any further liability or obligation arising out of or relating to this Agreement or the transactions contemplated hereby except as set forth in Section 8.7.

(h) Payment of the Company Termination Fee, Parent Transaction Expenses, Parent Termination Fee or Company Transaction Expenses, if and as applicable, shall be made by wire transfer of same day funds to the account or accounts designated by Parent or the Company, as applicable, not later than two Business Days after any termination of this Agreement resulting in amounts being owed pursuant to this Section 8.5.

(i) Each of Parent, Merger Sub and the Company acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub, on the one hand, and the Company, on the other, would not enter into this Agreement. Accordingly, if Parent or the Company (the “Defaulting Party”) fails promptly to pay the Company Termination Fee, Parent Transaction Expenses, Parent Termination Fee or Company Transaction Expenses, as applicable, and, in order to obtain such payment, the other party commences a suit that results in a judgment against the Defaulting Party for such termination fee, the Defaulting Party shall pay to the other party interest on such termination fee or expense payment from and including the date payment that the termination fee or expense payment was originally due to but excluding the date of actual payment at an interest rate of 10% per annum.

(j) None of Parent or any of its Affiliates or the Company, the Shareholders or any of their respective Affiliates shall be entitled to seek, under any circumstances in connection with any termination of this Agreement, any (i) equitable relief or equitable remedies of any kind whatsoever, including, without limitation, specific performance, or (ii) money damages or any other recovery, judgment or damages or any kind, including consequential, indirect or punitive damages, other than as expressly set forth in this Section 8.5.

Section 8.6  Circumstances Relating to Specific Performance.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the other parties in accordance with their respective terms or were otherwise breached. Accordingly, each party shall be entitled to specific performance of the terms hereof or other equitable relief, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this

Agreement in any court of the United States, any state therein having jurisdiction or in the State of Israel, this being in addition to any other remedy to which such party is entitled at law or in equity; provided, that after termination of this Agreement pursuant to this Article VIII, the parties shall only be entitled to specific performance and injunctive relief with respect to those provisions that expressly survive such termination as set forth in Section 8.7; and, provided further, that in no event shall this Section 8.6 entitle Parent or Merger Sub to require the Company, or entitle the Company to require Parent or Merger Sub, to bring any Action against any Purchaser to the Financing Agreement, in such capacity as a Purchaser thereunder. In connection with any such Action for specific performance or other equitable relief, each party hereby further waives (i) any defense in any Action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

Section 8.7  Effect of Termination.  If this Agreement is terminated, all obligations of the parties under this Agreement will terminate, without any Liability on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, except that Section 5.19, this Article VIII and Article IX hereof, the Confidentiality Agreement and any Ancillary Agreement entered into prior to termination of this Agreement with respect to any breaches occurring prior to any termination of this Agreement, will survive. The remedies set forth in this Article VIII are the sole and exclusive remedies of the parties if this Agreement is terminated.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1  Nonsurvival of Representations and Warranties.  The respective representations and warranties of Parent and the Merger Sub made in this Agreement shall expire with and be terminated and extinguished upon, the Effective Time. This Section 9.1 shall have no effect upon any other obligations of the parties hereto, whether to be performed before or after the consummation of the Merger.

Section 9.2  Amendment and Modification.  This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Closing Date (notwithstanding any Parent Stockholder or Shareholder approval); provided, however, that after the Company Shareholder Approval and the Parent Stockholder Approval have been obtained, no amendment shall be made which pursuant to applicable Law requires further approval by such Shareholders or Parent Stockholders (as the case may be) without such further approval. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties.

Section 9.3   Settlement of Disputes.  Any dispute, controversy or claim relating to or arising under, out of or in connection with this Agreement shall be determined by arbitration in accordance with the following:

(a) Any party to an unresolved dispute, controversy or claim may file a written demand for arbitration pursuant to this Section 9.3 with JAMS in New York City and shall simultaneously send a copy of such demand to the other party or parties to such dispute;

(b) Arbitration proceedings under this Section 9.3 shall be conducted in accordance with the JAMS Comprehensive Arbitration Rules and Procedures, or, if applicable, the Streamlined Arbitration Rules and Procedures, except that all decisions and awards rendered shall be accompanied by a written opinion setting forth the rationale for such decisions and awards.

(c) Venue for all evidentiary hearings conducted in such proceedings shall be in New York City, at a location determined by the arbitrator.

(d) Arbitration proceedings under this Section 9.3 shall be conducted before one impartial arbitrator who shall be a retired or former district court or appellate court judge of a United States District Court or United States Court of Appeals selected through the procedures of the American Arbitration Association. On all matters, the decisions and awards of the arbitrator shall be binding.

(e) To the extent practicable, the arbitration proceedings under this Section 9.3 shall be conducted in such manner as will enable completion within ninety days after the filing of the demand for arbitration.

(f) The arbitrator shall be authorized to award attorney’s fees, expenses and costs of arbitration to the substantially prevailing party, in the arbitrator’s discretion. Unless and except to the extent so awarded, the costs of arbitration shall be shared equally by the parties, and each party shall bear the fees and expenses of its own attorney. Punitive damages shall not be allowed by the arbitrator. The award may be enforced in such manner as allowed by law.

Section 9.4  Extension; Waiver.   To the extent permitted by applicable Law, at any time prior to the Effective Time, the Company, on the one hand, and Parent (on behalf of itself and Merger Sub), on the other, by action taken or authorized by their respective Boards of Directors, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or any Ancillary Document of the other party, and (c) waive compliance with any of the agreements or conditions contained in this Agreement or any Ancillary Document, except that, after the Company Shareholder Approval and the Parent Stockholder Approval have been obtained, there may not be, without further approval of the Shareholders or Parent Stockholders (as the case may be), any extension or waiver of this Agreement or any portion hereof that reduces the amount or changes the form of the consideration to be delivered to the Shareholders under this Agreement, other than as contemplated by this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and, except as expressly set forth herein, are not exclusive of any rights or remedies that they would otherwise have hereunder or under applicable Law.

Section 9.5  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, email or otherwise (provided such delivery is during regular business hours, and if not, then on the next Business Day), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent, Merger Sub or the Surviving Company, to:

Endocare, Inc.
201 Technology Drive
Irvine, CA 92618
Attention: Clint B. Davis
Facsimile: (949) 450-5310
Email: cdavis@endocare.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
3161 Michelson Drive, Suite 1200
Irvine, CA 92612

Attention: Michelle A. Hodges
Facsimile: (949) 475-4703
Email: mhodges@gibsondunn.com

(ii)  if to Company, to:

Galil Medical Ltd.
Tavor Building 1
Industrial Park
P.O. Box 224
Yokneam 20692
Israel
Attn: President
Facsimile: 972-4-959-1077

with a copy (which shall not constitute notice) to:

Arnold & Porter LLP
399 Park Avenue
New York, NY 10022
Attention: Steven Tepper
Facsimile: (212) 715-1399
Email: Steven.Tepper@aporter.com

(iii) if to the Shareholder Representative, to:

Thomas, McNerney Representative, LLC
c/o Thomas, McNerney & Partners
One Stamford Plaza
263 Tresser Blvd., 16th Floor
Stamford, Connecticut 06901
Attention: James E. Thomas
Facsimile: (203) 978-2005
Email: jthomas@tm-partners.com

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention: Gordon Caplan
Facsimile: (212) 728-8266
Email: GCaplan@willkie.com

-	and -

Raved, Magriso, Benkel, Lahav & Col

37. Shaul Hamelech Blvd.

P.O. Box 33242
Tel Aviv 64928, Israel
Attention: Einat Weidberg, Adv.
Facsimile: +972 3-6060266
Email: einat_w@rmblaw.co.il

Section 9.6  Interpretation.

(a) When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.

(b) Unless the context clearly requires otherwise, the word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” and “or” is not exclusive and shall mean “and/or”.

(c) For purposes of this Agreement, “commercially reasonable efforts” will not be deemed to require a Person to undertake extraordinary or unreasonable measures, including the payment of amounts in excess of normal and usual filing fees and processing fees.

Section 9.7  Exclusivity of Representations and Warranties.  None of the Company, Parent, Merger Sub nor their respective representatives has made any representation or warranty of any kind or nature whatsoever, oral or written, express or implied, relating to the Company or its Subsidiaries, Parent or its Subsidiaries (including, but not limited to, any relating to financial condition, results of operations, prospects, assets or liabilities, or valuations), except as expressly set forth in this Agreement, and each party hereby disclaims any such other representations or warranties.

Section 9.8  Entire Agreement.  This Agreement (including the Exhibits and Schedules hereto), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof. Notwithstanding any oral agreement or course of action of the parties or their Representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the parties.

Section 9.9  No Third-Party Beneficiaries.  Except as provided in Section 5.16 and Section 7.2, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, including employees of the Company, other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 9.10  Governing Law.  This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 9.11  Submission to Jurisdiction.  Each of the parties irrevocably agrees that any legal Action or proceeding arising out of or relating to this Agreement, that is not subject to arbitration pursuant to Section 9.3, brought by any other party or its successors or assigns shall be brought and determined in any appropriate State or federal court in the State of Delaware, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. If any such dispute, claim or controversy arises at the same time and relates to the same or similar facts, claims or events as any one or more other disputes, claims or controversies, such disputes, claims or controversies, shall, to the extent practicable, be combined in one Action under this Section 9.11. If any dispute, claim or controversy arising out of or relating to this Agreement and one or more Ancillary Agreements arises at the same time and relates to the same or similar facts, claims or events as a dispute, claim or controversy relating to or arising out of this Agreement, such disputes, claims or controversies shall, to the extent not otherwise subject to arbitration pursuant to Section 9.3 and to the extent practicable, be combined in one Action under this Section 9.11. Each of the parties agrees not to commence any Action relating hereto, that is not subject to arbitration pursuant to Section 9.3, except in the courts described above in the State of Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in the State of Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.

Section 9.12  Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of Parent (in the case of an assignment by the Company) or the Company (in the case of an assignment by Parent or Merger Sub), and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.13  Currency.  All references to “dollars” or “$” in this Agreement or any Ancillary Agreement refer to United States dollars. All references to “NIS” in this Agreement or any Ancillary Agreement refer to New Israeli Shekel.

Section 9.14  Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect and in lieu of such invalid or unenforceable provision there shall be automatically added as part of this Agreement a valid and enforceable provision as similar in terms to the invalid or unenforceable provision as possible, provided that this Agreement as amended, (i) reflects the intent of the parties hereto, and (ii) does not change the bargained for consideration or benefits to be received by each party hereto.

Section 9.15  Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.16  Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.17  Facsimile Signature.  This Agreement may be executed by facsimile signature and a facsimile signature or other electronically transmitted signature shall constitute an original for all purposes.

Section 9.18  Time of Essence.  Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 9.19  No Presumption Against Drafting Party.  Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any Law that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 9.20  Disclosure.  Notwithstanding anything to the contrary contained in the Disclosure Schedules or in this Agreement, the information and disclosures contained in any section of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Schedule as though fully set forth in such section of the Disclosure Schedule to the extent that the applicability of such information and disclosure is reasonably apparent on its face.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ENDOCARE, INC.

By:	/s/ Michael R. Rodriguez
Name:     Michael R. Rodriguez

Title:	Senior Vice President, Finance and Chief Financial Officer

ORANGE ACQUISITIONS LTD.

By:	/s/ Michael R. Rodriguez
Name:     Michael R. Rodriguez

Title:	Treasurer

GALIL MEDICAL LTD.

By:	/s/ Martin J. Emerson
Name:     Martin J. Emerson

Title:	President and Chief Executive Officer

By:	/s/ Karen Sarid
Name:     Karen Sarid

Title:	Chief Financial Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

Annex B

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) dated as of November 10, 2008 (the “Effective Date”), is executed by and among Endocare, Inc., a Delaware corporation (the “Company”), and the parties set forth on the signature pages hereto (each a “Purchaser” and collectively, the “Purchasers”).

WHEREAS, concurrently herewith, the Company is entering into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Galil Medical Ltd., an Israeli corporation (“Galil”), and Orange Acquisitions Ltd., an Israeli corporation and wholly owned subsidiary of the Company (“Merger Sub”), which provides for the merger of Merger Sub with and into Galil, with Galil surviving such merger as a wholly-owned subsidiary of the Company, all subject to and in accordance with the provisions set forth in the Merger Agreement (the “Merger”).

WHEREAS, simultaneously with the closing of the Merger, the Purchasers desire to purchase and the Company desires to sell in the aggregate 16,250,000 shares (the “Shares”) of common stock of the Company, par value $.001 per share (“Common Stock”), at a price per share of $1.00 (the “Per Share Purchase Price”) for an aggregate purchase price of $16,250,000.

WHEREAS, concurrently herewith, each of the Purchasers on Schedule I is executing and delivering to the Company its Voting Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual promises contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, hereby agree as follows:

1.  Purchase and Sale of Stock.

Subject to the terms and conditions of this Agreement:

(a) Each Purchaser agrees to purchase, severally and not jointly, from the Company on the Closing Date (as such term is defined below), in cash, the number of Shares set forth adjacent to such Purchaser’s name under the heading “Share Allocation” on the signature page of such Purchaser hereto (such amount as it applies to each Purchaser, the “Share Allocation”) at the Per Share Purchase Price, representing an aggregate purchase price set forth adjacent to such Purchaser’s name under the heading “Purchase Price” on the signature page hereto (such amount as it applies to each Purchaser, the “Purchase Price”).

(b) The Company agrees to issue, sell and convey to each Purchaser such Purchaser’s Share Allocation, in each case, in exchange for the payment by such Purchaser of such Purchaser’s Purchase Price.

2.  The Closing.

(a) The closing of the purchase and sale of the Shares (the “Closing”) shall, subject to the satisfaction or waiver of the conditions set forth in Section 7, take place at the offices of Gibson, Dunn & Crutcher LLP, 3161 Michelson Drive, Irvine, CA 92612, simultaneously with the closing of the Merger as contemplated by the Merger Agreement. The day on which the Closing takes place is referred to as the “Closing Date.”

(b) At the Closing, subject to the terms and conditions of this Agreement, (i) each Purchaser shall (A) deliver such Purchaser’s Purchase Price by wire transfer to an account designated by the Company, and (B) deliver to the Company the Registration Rights Agreement in the form of Exhibit A hereto (the “Registration Rights Agreement”), dated as of the Closing Date and duly executed by such Purchaser, and (ii) the Company shall deliver or cause to be delivered to each Purchaser (A) a certificate registered in the name of such Purchaser representing a number of Shares equal to such Purchaser’s Share Allocation or shall provide to the Company’s transfer agent, Computershare Trust Company, N.A. (together with any successor thereto, the “Transfer Agent”), irrevocable instructions to issue and deliver via overnight courier to each Purchaser a certificate representing such Shares, free and clear of any legends except those set forth in Section 4(h), (B) an opinion of counsel to the Company in the form of Exhibit B hereto and dated as of the Closing Date, and (C) a copy of the Registration Rights Agreement, dated as of the Closing Date and duly executed by the Company.

(c) (i) In the event that any Purchaser (A) has breached its obligations under Section 1(a), (B) does not confirm in writing, upon reasonable notice and request from the Company, that such Purchaser will satisfy its obligations under Section 1(a) on the Closing Date as determined by the Company in good faith, or (C) shall provide notice to the Company that it will not satisfy its obligations under Section 1(a) on the Closing Date (each, a “Defaulting Purchaser”), all of such Purchaser’s Share Allocation (a “Defaulted Share Allocation”) will instead be offered by the Company, at the same Per Share Purchase Price, to the other Purchasers who are not Defaulting Purchasers (“Non-Defaulting Purchasers”), ratably in accordance with their respective Percentage Allocations.

(ii) “Percentage Allocation” for each Non-Defaulting Purchaser shall mean the Share Allocation for such Non-Defaulting Purchaser divided by the aggregate Share Allocations for all Non-Defaulting Purchasers.

(iii) The Company shall make any offer of a Defaulted Share Allocation to the Non-Defaulting Purchasers within three business days of receiving notice from a Defaulting Purchaser that it will not satisfy its obligations under Section 1(a), but in no event later than the Closing Date. The Non-Defaulting Purchasers shall have three business days, but in no event later than the Closing Date, to notify the Company that it shall accept some or all of its pro rata share of the Defaulted Share Allocation (each such Non-Defaulting Purchaser, an “Electing Offeree”).

(iv) Each Electing Offeree electing to purchase all of its pro rata share of the Defaulted Share Allocation (“Fully Electing Offerees”) shall have a right of oversubscription with respect to such portion of the Defaulted Share Allocation not purchased by the other Non-Defaulting Purchasers, which oversubscription rights shall be applied among the Fully Electing Offerees who exercise such rights ratably in accordance with their respective Percentage Allocations until all of the Defaulted Share Allocation has been subscribed for. “Percentage Allocation” for each Fully Electing Offeree for purposes of the allocation of the oversubscription rights in this clause (iv) shall mean the Percentage Allocation for such Fully Electing Offeree divided by the aggregate Share Allocations for all Fully Electing Offerees.

(v) The Company agrees to issue, sell and convey to each Electing Offeree (if any) on the Closing Date such Electing Offeree’s portion of a Defaulted Share Allocation, as determined herein, in each case, in exchange for the payment by such Purchaser of the purchase price (calculated based on the Per Share Purchase Price) in respect of such portion of the Defaulted Share Allocation, and the Company and Electing Offerees shall comply with the applicable Closing requirements set forth in Section 2(b) in respect of any Defaulted Share Allocation.

(vi) To the extent that the Non-Defaulting Purchasers do not purchase all of the Defaulted Share Allocation in accordance with the foregoing procedures, then the Company has the right to offer and sell any remaining unsold Defaulted Share Allocation to any other Person or Persons who qualify as Qualified Institutional Buyers or Institutional Accredited Investors (each, an “Additional Purchaser”). All Purchasers acknowledge and agree that the Agreement shall be amended to reflect any purchase of the Defaulted Share Allocation as set forth in this Section, including adding any Additional Purchaser as a party to the Agreement.

(d) (i) Notwithstanding the foregoing, no Purchaser shall be entitled to purchase additional Shares pursuant to Section 2(c), if as a result of such purchase of additional Shares, such Purchaser and its Affiliates will own, directly or indirectly, in excess of 35% of the outstanding shares of Common Stock immediately after the effective time of the Merger and issuance to such Purchaser of the Merger consideration to which it is entitled and after taking into account the Shares issued pursuant to this Agreement. In addition, each Purchaser represents, warrants and covenants to the Company that such Purchaser (A)(1) does not own, directly or indirectly, as of the date hereof, and (2) during the Standstill Period (as defined below) will not own, directly or indirectly, in each case, individually or together with its Affiliates, more than 35% of the then outstanding shares of Common Stock, and (B)(1) is not, and none of its Affiliates are, as of the date hereof, and (2) during the Standstill Period will not, and none of its Affiliates will, in each case, be a party to any express legally binding agreement with any non-affiliated Purchaser of such Purchaser with respect to the voting, acquisition or disposition of any shares of Common Stock representing more than 35% of the then outstanding shares of Common Stock, other than the Merger Agreement and/or the Financing Agreements or any agreements or documents to be entered into in connection therewith.

(ii) Notwithstanding anything in this Section 2(d) to the contrary, if (A) from the date hereof, and prior to the effective time of the Merger, any unaffiliated third party commences or makes an offer for the Company or any equity securities of the Company, by tender offer, merger, stock purchase or any other change of control proposal of any nature constituting a Superior Proposal, or (B) during the Standstill Period, at any other time, any unaffiliated third party commences or makes a tender offer for any or all of the shares of Common Stock (each a “Qualified Third Party Offer”), each Purchaser (independently and/or together with any other Purchaser) and any of its Affiliates shall be permitted to make, and this Section 2(d) will not apply to, a competing offer to acquire any Common Stock with respect to (A), and a tender offer with respect to (B) (each a “Competing Offer”), subject to and in accordance with the following:

(A) the Competing Offer is made prior to the withdrawal or termination of the Qualified Third Party Offer; and

(B) if the Competing Offer is formally withdrawn or terminated before the Purchaser acquires Common Stock pursuant to the Competing Offer, the rights under this Section 2(d)(ii) shall terminate and such Purchaser and any of its Affiliates shall continue to be subject to the requirements in Section 2(d)(i) unless and until another Qualified Third Party Offer is made or commenced.

(iii) For the avoidance of doubt, the filing of any statement or document with any governmental authority, including without limitation, a Schedule 13D or amendment thereto by any Purchaser or any of its Affiliates (and/or any group of Purchasers) disclosing the existence of a “group” for Section 13(d) purposes, solely by itself, will not constitute a breach of the covenant in Section 2(d)(i).

(iv) Notwithstanding anything to the contrary, the restrictions in this Section 2(d) shall not restrict or relate to any legally binding agreement between or among the Affiliates of a Purchaser with respect to the voting, acquisition or disposition of the shares of Common Stock and/or any such arrangements among any Purchasers contemplated by the Merger Agreement and/or the Financing Agreement including any agreements entered into in connection therewith.

(v) The restrictions in this Section 2(d) shall survive the Closing Date and shall expire and be of no force and effect on and after the first anniversary of the Company’s annual stockholders meeting for 2009 (the period from the date hereof to such first anniversary, the “Standstill Period”). Notwithstanding anything to the contrary, the Standstill Period shall expire no later than June 30, 2010. The restrictions in this Section 2(d) shall immediately terminate and be of no further force or effect upon termination of this Agreement.

(vi) Notwithstanding the foregoing, nothing in this Section 2.1(d) shall apply to any portfolio company of any Purchaser with respect to which such Purchaser is not the party exercising control (as defined as over 50% voting or dispositive control) over the decision to purchase shares of Common Stock or to vote such Common Stock.

(e) Notwithstanding Section 1(c) or any other provision of this Agreement, the obligations of the Purchasers are several and no Purchaser shall be responsible for the breach or violation of any other Purchaser, including without limitation, for any other Purchaser’s failure to purchase its Share Allocation as required, even if a Purchaser becomes an Electing Offeree in respect of a Defaulted Share Allocation, and in no event shall a Purchaser be relieved of its obligations to the Company under this Agreement, including Section 1(a). power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (ii) duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for any such failures to be so qualified or licensed and in good standing as that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Merger Sub is a company duly organized, validly existing and in good standing under the laws of the State of Israel. The Company owns, beneficially and of record, all of the outstanding capital stock of Urohealth B.V., a company duly organized, validly existing and in good standing under the laws of The Netherlands. Urohealth B.V. is an inactive subsidiary which does not currently conduct any business activities. Except for Merger Sub and Urohealth B.V. (collectively, the “Company Subsidiaries”), the Company does not have any Subsidiaries. For purposes of this Agreement, the term “Material Adverse Effect on the Company” means one or more events, occurrences, conditions or circumstances (whether or not covered by insurance) which, individually or in the aggregate, result in a material adverse effect on or change in (i) the business, operations, assets, Liabilities, condition (financial or otherwise), prospects, or results of operations of the Company, taken as a whole with the

Company Subsidiaries, or (ii) the ability of the Company to timely (A) perform its material obligations under this Agreement, or (B) consummate the transactions contemplated in this Agreement.

(b) Authorization; Enforcement.  The Company has the full corporate power and authority to (i) execute and deliver this Agreement, the Registration Rights Agreement and all certificates delivered by the Company in connection herewith and therewith (collectively, the “Transaction Documents”) and to perform its obligations hereunder and thereunder, and (ii) issue the Shares in accordance with the terms of this Agreement. The execution and delivery by the Company of this Agreement and the other Transaction Documents and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by the Company’s board of directors and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents or to consummate the transactions contemplated hereby and thereby, except the approval by the Company’s stockholders of the issuance of (i) the Common Stock in the Merger and the transactions contemplated in the Merger Agreement, and (ii) the Shares pursuant to this Agreement (the “Stockholder Approval”). This Agreement has been, and each of the other Transaction Documents upon the Closing Date will be, duly executed and delivered by the Company. This Agreement constitutes, and each of the other Transaction Documents upon the Closing Date will constitute, a valid and binding obligation of the Company enforceable against the Company in accordance with its respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights generally and subject to equitable principles of general application.

(c) No Conflicts.   The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby will not:

(i) conflict with or violate the certificate of incorporation or bylaws of the Company or the articles of association or equivalent constituent documents of the Company Subsidiaries (collectively, the “Governing Documents”);

(ii) conflict with or violate any Law applicable to the Company or the Company Subsidiaries or by which any property or asset of the Company or the Company Subsidiaries is bound; or

(iii) except as set forth in Schedule 3(c) hereto, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person or otherwise adversely affect any rights of the Company or the Company Subsidiaries under, or result in the creation of any Encumbrance on any property, asset or right of the Company or the Company Subsidiaries pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other contract or agreement (each, a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets are bound;

except, in the case of clauses (ii) and (iii), for any such conflicts, breaches, defaults or lack of consents that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(d) Consents; Approvals.  Other than the Stockholder Approval and notice filings pursuant to applicable state securities laws, the Company is not required to obtain any consent, authorization or approval of, or make any filing or registration with, any court or governmental or regulatory or administrative authority, including the SEC, in order for the Company to execute, deliver and perform any of its obligations under this Agreement or the other Transaction Documents or in order to consummate any of the transactions contemplated hereby and thereby, except those consents, authorizations, approvals, filings and registrations contemplated by Section 6(c) hereof and the Registration Rights Agreement, which shall be obtained or made as contemplated thereby.

(e) Capitalization; Issuance of Shares.  The authorized capital stock of the Company consists of 51,000,000 shares (the “Company Capital Stock”), divided into 50,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). As of the date hereof,

(i) 11,811,451 shares of Common Stock are issued and outstanding, (ii) no shares of Preferred Stock are issued or outstanding, (iii) 2,270,723 shares of Common Stock are issuable upon exercise or payout of currently outstanding stock options and restricted stock units previously granted under the Company’s stock option plans; (iv) 78,363 shares of Common Stock are issuable upon exercise of deferred stock units under the Company’s Employee Deferred Stock Unit Program; (v) 165,981 shares of Common Stock are issuable upon payout of deferred stock units under the Company’s Non-Employee Director Deferred Stock Unit Program; (vi) 474,437 shares of Common Stock remain available for future awards under the Company’s 2004 Stock Incentive Plan; (vii) 606,292 shares of Common Stock remain available for future awards under the Company’s Employee Deferred Stock Unit Program; (viii) 234,019 shares of Common Stock remain available for future awards under the Company’s Non-Employee Director Deferred Stock Unit Program; (ix) 689,113 shares of Common Stock are issuable upon exercise of currently outstanding Series A Warrants; (x) 694,637 shares of Common Stock are issuable upon exercise of currently outstanding Series B Warrants; and (xi) 250,000 shares of Preferred Stock have been designated as “Series A Junior Participating Preferred Stock,” par value $0.001 per share, and are reserved for issuance upon exercise of preferred share purchase rights issued pursuant to the Rights Agreement, dated as of March 31, 1999, between the Company and U.S. Stock Transfer Corporation (as amended from time to time). Each issued and outstanding share of Company Capital Stock is, and each share of Company Capital Stock to be issued pursuant to the terms hereof, upon issuance on the terms and conditions specified in this Agreement will be, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights or similar rights, and has been, or will be, issued in compliance in all respects with applicable Law and the Company’s bylaws and certificate of incorporation. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by this Agreement or the other Transaction Documents. Except as set forth in Schedule 3(e), the issuance and sale of the Shares will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchasers) and will not result in any right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. The holders of the Shares shall be entitled to all of the rights accorded to a holder of Common Stock by virtue of holding Common Stock.

Except for the items described in the paragraph above and under this Agreement and the Merger Agreement, as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other Contract and also including any rights plan or other similar agreement, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Company Capital Stock or obligating the Company to grant, extend or enter into any such Contract or commitment. As of the date hereof, there are no obligations, contingent or otherwise, of the Company to (i) repurchase, redeem or otherwise acquire any shares of Company Capital Stock or (ii) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person. There are no outstanding stock appreciation rights or similar derivative securities or rights of the Company. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. There are no voting trusts, irrevocable proxies or other Contracts to which the Company is a party or is bound with respect to the voting of any shares of Company Capital Stock.

(f) Public Filings.  The Company has filed all material forms, reports and documents required to be filed with the SEC since January 1, 2007 (collectively, the “Company SEC Reports”), each of which complied at the time of filing in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). None of the Company SEC Reports contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading, except to the extent superseded by a subsequently filed Company SEC Report prior to the date hereof. The (a) audited consolidated balance sheet of the Company as of December 31, 2005, December 31, 2006 and December 31, 2007, and the related audited consolidated statements of income, retained earnings, shareholders’ equity and changes in financial position of the Company for the periods covered therein, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors, (b) unaudited consolidated balance sheet of the Company as of June 30, 2008, and the related consolidated statements of income, retained earnings, shareholders’ equity and changes in financial position of the Company for the six months and quarter then ended, together with all related notes and schedules thereto filed with the Company SEC Reports, and (c) unaudited consolidated balance sheet of the Company as of September 30, 2008, and the related consolidated statements of income, retained earnings, shareholders’ equity and changes in financial position of the Company for the quarter ended September 30, 2008 (collectively, the “Company Financial Statements”) are (i) correct and complete in all material respects and have been prepared in accordance with the books and records of the Company; (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto); and (iii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of interim financial statements, to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material. The Company Financial Statements do not contain any material items of a special or nonrecurring nature, except as expressly stated therein. Except for those liabilities that are reflected or reserved against on the audited consolidated balance sheet of the Company as of December 31, 2007 (such balance sheet, together with all related notes and schedules thereto, the “Company Balance Sheet”), and for liabilities incurred in the ordinary course of business consistent with past practice after such date, the Company has not incurred any liability required by GAAP to be reflected in a consolidated balance sheet of the Company or disclosed in the notes thereto, except those liabilities and obligations that are not, individually or in the aggregate, material to the Company.

(g) Absence of Certain Changes or Events.  Since the date of the Company Balance Sheet: (i) the business of the Company has been conducted, in all material respects, only in the ordinary course of business consistent with past practice; (ii) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would be reasonably likely to have a Material Adverse Change on the Company; (iii) the Company has not suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; and (iv) the Company has not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the Company’s covenants set forth in Section 6.

(h) Litigation.  Except as set forth on Schedule 3(h) hereto, there is no material claim, action, suit, inquiry, proceeding, audit or investigation by or before any governmental authority, or any arbitration, mediation or other similar proceeding (each, an “Action”) or, to the Knowledge of the Company, threatened or pending against the Company or any of the Company Subsidiaries, or any material property or asset of the Company or any of the Company Subsidiaries, nor to the Company’s Knowledge is there any event, circumstance or fact existing or that has occurred that would reasonably be expected to result in a material Action. There is no Action pending or, to the Knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement or the other Transaction Documents. There is no outstanding or pending Order, or to the Knowledge of the Company, threatened investigation by, any Governmental Authority relating to the Company or any of the Company Subsidiaries, any of its properties or assets or the transactions contemplated by this Agreement or the other Transaction Documents. There is no Action by the Company or any of the Company Subsidiaries pending, or which the Company or any of the Company Subsidiaries has commenced preparations to initiate, against any other Person.

(i) Compliance with Applicable Law.  Each of the Company and the Company Subsidiaries is and has been in compliance in all material respects with all Laws applicable to it. The Company has not received during the past seven years, nor is there any basis for, any notice, order, complaint or other communication from any Governmental Authority or any other Person that the Company or either of the Company Subsidiaries is not and has not been in compliance in any material respect with any Law applicable to it. Except in each case which would not have or reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of the Company Subsidiaries is in violation of any term of any Governing Document.

(j) Integration.  Assuming that the Purchasers’ representations in Section 4 are true and correct, to the Company’s Knowledge, no circumstance exists which requires the offering of the Shares by the Company to the Purchasers to be integrated with prior, contemporaneous or ongoing offerings of the Company for purposes of the

Securities Act, or, except in connection with the Form S-4 to be filed in connection with the issuance of Common Stock in the Merger, the rules and regulations of the Nasdaq relating to shareholder approval requirements.

(k) Investment Company.  Neither the Company nor any Company Subsidiary is, and, after giving effect to the issuance of the Shares, will not be required to register as, an “investment company” within the meaning of such term under the Investment Company Act of 1940, as amended.

(l) Private Placement.  Assuming the accuracy of the representations made by the Purchasers in Section 4 of this Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchasers as contemplated by this Agreement.

(m) No General Solicitation.  Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Rule 502 under the Securities Act) in connection with the offer or sale of the Shares.

(n) Broker Fees.  Other than Oppenheimer & Co. Inc. (the “Placement Agent”), whose fees will be paid by the Company, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. No Purchaser shall have any obligation with respect to any such fees or any claims made by or on behalf of any such persons that any such fees are due.

(o) Application of Anti-takeover Protections.  The Company has taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill, shareholder rights agreements or other similar anti-takeover provision under the Company’s certificate of incorporation or bylaws or any applicable state laws that is or could become applicable to each Purchaser’s purchase of its Share Allocation.

(p) No Other Representations.  The Company acknowledges that the Purchasers make no other representations or warranties with respect to the purchase and sale of the Shares except for those specifically set forth in Section 4 and that the Purchasers have not made any promises to or agreements with the Company not specifically provided in this Agreement and the other Transaction Documents.

4.  Representations of the Purchasers.  Each Purchaser severally and not jointly hereby represents and warrants to the Company and the Placement Agent as follows:

(a) Such Purchaser is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act or an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act.

(b) Such Purchaser has the requisite power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party. The execution and delivery by such Purchaser of this Agreement and the other Transaction Documents to which such Purchaser is or will be a party have been duly authorized by such Purchaser and no further consent or authorization is required of such Purchaser in connection therewith. This Agreement has been, and each of the other Transaction Documents to which such Purchaser will be a party, upon the Closing Date will be, duly executed and delivered by such Purchaser. This Agreement constitutes, and each of the other Transaction Documents to which such Purchaser is or will be a party, upon the Closing Date will constitute, a valid and binding obligation of such Purchaser enforceable against such Purchaser in accordance with its respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights generally and subject to equitable principles of general application.

(c) Such Purchaser understands that the Shares are “restricted securities” under the federal securities laws inasmuch as the Shares are being acquired from the Company in a transaction not involving a public offering and that under the Securities Act and the applicable regulations thereunder the Shares may be resold without registration under the Securities Act only in certain limited circumstances. In this regard, such Purchaser represents that it is familiar with Rule 144 promulgated under the Securities Act (including any successor rule or similar rule then in place, “Rule 144”) and understands the resale limitations imposed thereby and by the other requirements of the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder and under any state securities laws (collectively, the “Securities Laws”), including, without limitation, Section 16 of the Exchange Act if applicable to such Purchaser. Such Purchaser acknowledges and agrees that the Company has no obligation to register the Shares for resale except as set forth in the Registration Rights Agreement.

(d) Such Purchaser is acquiring the Shares for investment for such Purchaser’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act. Such Purchaser does not have any contract, undertaking, agreement, understanding or arrangement with any Person, including any underwriters or broker-dealers, to sell, transfer or grant participations to such Person or to any third party, with respect to any of the Shares. Such Purchaser has not been formed for the specific purpose of acquiring the Shares.

(e) Such Purchaser is not purchasing the Shares as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over the Internet, television or radio or presented at any seminar, meeting or conference whose attendees have been invited by any general solicitation or general advertising.

(f) Such Purchaser is a sophisticated investor and acknowledges that it can bear the economic risk of its investment in the Shares, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Shares. Such Purchaser has: (i) received, carefully reviewed and acknowledges its understanding of (A) the representations relating to the Company contained in this Agreement, (B) the investment considerations set forth on Exhibit C, and (C) the documents set forth on Exhibit D and Exhibit E; and (ii) has been given the opportunity to ask the Company all questions and receive answers concerning the terms and conditions of this offering and to obtain any additional information that is necessary to verify the accuracy of the information furnished hereunder or relevant to its investment in the Shares and any such questions have been answered to such Purchaser’s satisfaction. SUCH PURCHASER ACKNOWLEDGES THAT AN INVESTMENT IN THE COMPANY AND THE SHARES INVOLVES A HIGH DEGREE OF RISK.

(g) Such Purchaser has received certain projections, including projected statements of revenue growth, adjusted EBITDA, synergies and cost savings for the Company after the Merger. Such Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that such Purchaser is familiar with such uncertainties and that such Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of any assumptions underlying such estimates, projections and forecasts to the extent provided to such Purchaser). Accordingly, such Purchaser acknowledges that the Company makes no representation or warranty with respect to, and disclaims any obligation to update, such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts to the extent provided to such Purchaser).

(h) Such Purchaser understands that (i) the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act, which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of such Purchaser’s representations as expressed herein, and (ii) the Shares cannot be resold unless they are registered under the Act or unless an exemption from registration is available. Such Purchaser understands that any certificates representing the Shares shall bear the following legend, in addition to any legend required by state “Blue Sky” laws:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SECURITIES, THE SALE IS MADE IN ACCORDANCE WITH RULE 144 PROMULGATED UNDER THE SECURITIES ACT, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SECURITIES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS

EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT.

(i) If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), such Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange requirements applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Shares. The Purchaser’s subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser’s jurisdiction.

(j) If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser set forth in the signature page hereto. If the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth in the signature page hereto.

(k) Such Purchaser acknowledges that the Company makes no other representations or warranties with respect to the purchase and sale of the Shares except for those specifically set forth in Section 3 of this Agreement and that the Company has not made any promises to or agreements with such Purchaser not specifically provided in this Agreement and the other Transaction Documents, including any representations related to the Shares or the future value thereof.

5.  Lock Up.  Each Purchaser hereby covenants and agrees that such Purchaser shall not engage, directly or indirectly, in any Prohibited Transaction (as such term is defined below) with respect to the Shares for a period of six months from and after the Closing Date; provided that the foregoing covenant shall cease to apply and shall no longer be effective upon the happening of any of the following events (in each case other than any events associated with the Merger) after the Closing Date: (a) the occurrence or public announcement by the Company of a Change in Control, (b) the issuance of new capital stock for public sale by the Company in a primary offering, or (c) the Company entering into, or publicly announcing its intention to enter into, any transaction or series of transactions with any Person or Persons other than the Purchasers whereby the Company agrees to sell or transfer any capital stock of the Company, any security directly or indirectly convertible or exchangeable for any such capital stock or any option or right to acquire any of the foregoing, which in the aggregate after the date hereof constitutes or allows the holder(s) thereof to acquire 5% or more of the outstanding capital stock of the Company as of the Closing Date; and in connection with which any Person(s) acquiring or holding such securities are not subject to a lock-up on terms at least as restrictive upon such holders as those set forth in this Section 5 at all times while this Section 5 is applicable to the Purchasers; provided, however, that subsections (b) and (c) shall not apply to the shares of Common Stock issued in the Merger or issuances pursuant to any stockholder-approved equity compensation plans or arrangements (or to the Company’s existing deferred stock unit programs) the purpose of which is to compensate the Company’s employees or non-employee directors and not in any material respect to raise capital or any issuances upon exercise of warrants to purchase shares of Common Stock outstanding on the date hereof. For purposes of this Agreement, the term “Prohibited Transaction” for any Purchaser means a transfer or assignment of the Shares or any interest therein, including any of the following transactions, and any agreement or other arrangement with respect to any such transactions; provided, however, that a Prohibited Transaction shall not include the tendering of Shares by Purchasers in a publicly announced tender offer: (A) any sale; (B) any grant of any option; (C) any transfer of the economic risk of ownership; (D) any transfer of voting or dispositive power; (E) any pledge; (F) any short sale, whether or not against the box; (G) any establishment of any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act); (H) any grant of any other right with respect to any of the Shares or with respect to any security that includes, relates to or derives any significant part of its value from any of the Shares; and/or (I) any hedging transaction; except, in each case, any transfer to any affiliate of the Purchaser (including its partners or members), provided that in each case such Person(s) agrees to be bound by the provisions of this Section 5.  For purposes of this Agreement, the term “Change in Control” means the occurrence after the Closing Date of any of the following in one or a series of related transactions: (i) an acquisition by any Person or “group” (as described in Rule 13d-5(b)(1) under the Exchange Act) of 40% or more of the voting rights or equity interests in the Company; (ii) a replacement of more than one-half of the members of the Company’s board of directors that is not approved by those individuals who are members of the board of directors at the Effective Time (or other directors previously approved by such individuals); (iii) a sale of substantially all or more than one-half of the assets of the Company and its Subsidiaries, taken as a whole, in a transaction or series of related transactions; (iv) a merger or consolidation that results in more than 50% of the combined voting power of the then outstanding Company Capital Stock changing ownership (whether or not approved by the Board); (v) the consummation of a recapitalization, reorganization or other transaction involving the Company or any Subsidiary that constitutes or results in a transfer of a majority of the voting rights or equity interests in the Company; (vi) consummation of a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act, or (vii) consummation of a publicly announced tender offer for a majority of any class of the Company’s outstanding securities (other than an issuer tender offer not for cash or to employees of the Company and, in each case, not to effectuate a going private transaction).

6.  Other Agreements of the Parties.

(a) The Company shall use its commercially reasonable efforts to continue the listing and trading of its Common Stock on the Nasdaq or another national securities exchange or the Over-the-Counter Bulletin Board (the “OTCBB”) and shall use its commercially reasonable efforts to comply in all respects with the applicable reporting, filing, shareholder approval and other obligations under the rules and regulations of the Nasdaq, such other national securities exchange or the OTCBB, as applicable, in each case, until the earlier of the first anniversary of the Closing Date and the time at which the Purchasers no longer own any of the Shares.

(b) Until the earlier of the first anniversary of the Closing Date and the time at which the Purchasers no longer own any of the Shares, the Company covenants to use commercially reasonable efforts to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company pursuant to the Exchange Act, or if the Company is not required to file reports pursuant to securities Laws during such period, the Company will prepare and furnish to the Purchasers and make publicly available in accordance with Rule 144(c) such information as is required for the Purchasers to sell the Shares under Rule 144.

(c) Except for: (i) a press release to be issued on the Effective Date disclosing the transactions contemplated by this Agreement and the other Transaction Documents and the Merger, and (ii) a Form 8-K to be filed with the SEC describing the material terms of the transactions contemplated by this Agreement and the other Transaction Documents and the Merger and attaching the relevant Transaction Documents as exhibits, and any filings made in connection with the Merger, the Company shall not issue any press release or any other public statement with respect to the transactions contemplated by this Agreement and the other Transaction Documents, except as required by Law or the stock exchange on which the Company’s Common Stock is listed or traded, in which case, to the extent practicable, the Company shall provide the Purchasers with prior notice of such disclosure. No Purchaser shall issue any press release or any other public statement with respect to the transactions contemplated by this Agreement and the other Transaction Documents, except (i) as required by Law, in which case such Purchaser shall provide the Company with prior notice of such disclosure, or (ii) for the issuance of any press release or other public statement that (x) discloses only that information with respect to the transactions contemplated hereby and the Merger as has been previously disclosed with respect to such transactions by the Company, in which case such Purchaser shall provide the Company with notice of such disclosure, prior to the first disclosure thereof (and may thereafter repeat such disclosure previously notified to Company), or (y) is approved in advance by the Company, such approval not to be unreasonably withheld, conditioned or delayed.

(d) Certificates evidencing the Shares shall not be required to contain any legend (including the legend set forth in Section 4(h)): (i) following a sale of the Shares pursuant to an effective registration statement, or (ii) following a sale of the Shares pursuant to Rule 144 (assuming the transferor is not an affiliate of the Company, and the Company receives evidence of such status, such as customary representation letters provided by the Purchasers, reasonably satisfactory to the Company). Following such time as any legends (including those set forth in Section 4(h)) are no longer required to be placed on certificates representing Shares, the Company will, no later than three business days following the delivery by the Purchaser to the Transfer Agent of a certificate representing Shares containing such legends, deliver or cause to be delivered to the Purchaser or its transferee, as applicable, a certificate representing such Shares that is free from all legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that expand the restrictions on transfer set forth in Section 4.

(e) The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2(a)(1) of the Securities Act) that would be integrated with the offer or sale of the Shares for purposes of the Securities Act, or, except in connection with the Form S-4 to be filed in connection with the issuance of Common Stock in the Merger, the rules and regulations of the Nasdaq relating to shareholder approval requirements.

7.  Conditions to the Closing.

(a) General Conditions to Closing.  The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by any party in its sole discretion (provided, that such waiver shall only be effective as to the obligations of such party):

(i) No Injunction.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority of competent jurisdiction which prohibits or makes illegal the consummation of the transactions contemplated by this Agreement.

(ii) Consummation of Merger.  The Merger shall have closed concurrent with or immediately prior to the Closing.

(iii) Stockholder Approval.  If required under Rule 4350(i) of the Nasdaq Marketplace Rules, the Company shall have received the Stockholder Approval.

(b) Conditions Precedent to the Obligation of the Company.  The obligation hereunder of the Company to issue and sell the Shares as to each individual Purchaser shall be subject to the fulfillment at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by the Company in its sole discretion:

(i) Accuracy of the Purchaser’s Representations and Warranties.  The representations and warranties of the Purchaser shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects as of such date.

(ii) Performance by the Purchaser.  The Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Purchaser at or prior to the Closing Date.

(iii) Purchaser’s Certificate.  On the Closing Date, the Purchaser shall have delivered to the Company a certificate signed by such Purchaser, if such Purchaser is an individual, or an executive officer on behalf of such Purchaser, if such Purchaser is an entity, dated as of the Closing Date, confirming the accuracy of such Purchaser’s representations, warranties and performance of its covenants as of the Closing Date.

(iv) Delivery of Purchase Price.  The Purchase Price relating to the Purchaser’s Share Allocation shall have been delivered to the Company on the Closing Date as set forth in Section 2(b).

(v) Minimum Purchase.  The Purchasers, including Electing Offerees (if any) and Additional Purchasers, shall have purchased Shares with an aggregate Purchase Price of $12 million at the Closing.

(c) Conditions Precedent to the Obligation of the Purchasers.  The obligation hereunder of each of the Purchasers to purchase the Shares and consummate the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by the Purchaser (as to itself only) in its sole discretion:

(i) Accuracy of the Company’s Representations and Warranties.  The representations and warranties of the Company in this Agreement shall be, in the aggregate, true and correct in all material respects, as of the Closing Date, except for representations and warranties that are qualified by Material Adverse Effect, which shall be true and correct in all respects, or speak as of a particular date, which shall be true and correct in all material respects as of such date.

(ii) Performance by the Company.  The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing Date.

(iii) No Suspension, Etc.  Trading in the Common Stock shall not be suspended as of the Closing Date by the SEC or the Nasdaq (or if then traded on another national securities exchange or the OTCBB, then such securities exchange or the OTCBB).

(iv) Shares.  At the Closing, the Company shall have delivered to the Purchaser a certificate representing such Purchaser’s Share Allocation (in such denominations as such Purchaser may request) or shall have issued an irrevocable letter of instruction to the Transfer Agent to issue such Purchaser’s Share Allocation.

(v) Opinion of Counsel.  The Purchaser shall have received an opinion of counsel to the Company in the form of Exhibit B hereto and dated as of the Closing Date.

(vi) Officer’s Certificate.  On the Closing Date, the Company shall have delivered to the Purchaser a certificate signed by an executive officer on behalf of the Company, dated as of the Closing Date, to the effect set forth in Section 7(c)(i) and (ii).

(vii) Registration Rights Agreement.  The Registration Rights Agreement, dated as of the Closing Date, shall have been duly executed and delivered to the Purchaser by the Company.

8.  Termination.

(a) This Agreement may be terminated at any time prior to the Closing as follows:

(i) by mutual written consent of the Company and Purchasers that are committed to purchase (excluding any Purchaser that has defaulted in its purchase obligations under this Agreement) 75% of the Shares;

(ii) automatically upon termination of the Merger Agreement or if the Closing of the transactions contemplated hereby shall have not been consummated on or before August 30, 2009;

(iii) by the Company or any Purchaser if there shall be any Law in effect that makes consummation of the transactions contemplated by this Agreement illegal or if consummation of the transactions contemplated hereby would violate any nonappealable final Order of any Governmental Authority of competent jurisdiction;

(iv) by the Company if any condition to the Company’s obligations hereunder becomes incapable of fulfillment; or

(v) by any Purchaser if any condition to such Purchaser’s obligations hereunder becomes incapable of fulfillment.

(b) Notwithstanding Sections 8(a)(iv) and (v), a party who is or whose affiliate is in material breach of or has failed to observe or perform any of its obligations or representations and warranties hereunder and such failure is a cause of such conditions to be incapable of fulfillment shall not have the right to terminate this Agreement pursuant to Sections 8(a)(iv) through (v).

(c) The termination of this Agreement shall be effectuated by the delivery of written notice of such termination by the party terminating this Agreement to each other party, except for a termination pursuant to Section 8(a)(ii) upon a termination of the Merger Agreement, which shall be effective immediately upon termination of the Merger Agreement. If this Agreement terminates, it shall have no further force or effect, except as provided in Section 8(d).

(d) If this Agreement is terminated in accordance with Section 8(a) and the transactions contemplated hereby are not consummated, this Agreement shall be of no further force and effect, without any liability on the part of any party hereto, except for this Section 8(d) and Section 9, which shall survive termination of this Agreement. Nothing herein shall relieve any party to this Agreement of liability for a knowing and willful breach of any representation, warranty, agreement, covenant or other provision of this Agreement prior to the date of termination.

9.  Miscellaneous.

(a) No Obligation to Consummate Merger.  Each of the Purchasers hereby acknowledges and agrees that notwithstanding anything contained in this Agreement, the Company shall have no obligation under this Agreement to consummate the Merger or take any actions in connection therewith. Each of the Purchasers further acknowledges and agrees that the Company shall have no liability or other obligation to any Purchaser whatsoever in the event that this Agreement is terminated as a result of the termination of the Merger Agreement for any reason, or other failure to consummate the Merger.

(b) No Obligation/Ability to Bring Action.  Unless (i) the Company and Galil mutually agree that all conditions in Section 6.1 of the Merger Agreement (except for such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date and except for Section 6.1(o)), in Section 6.2 of the Merger Agreement (except for such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date) and in Section 6.3 of the Merger Agreement (except for such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date) have either been satisfied or waived by the appropriate party, (ii) the Company believes, in good faith, that one or more Purchasers who are listed on Schedule I has breached its obligations under Section 1(a) and 2(b) of this Agreement, and (iii) the Non-Defaulting Purchasers or Additional Purchasers fail to purchase all of such Defaulting Purchasers’ Defaulted Share Allocation and all other defaulting Purchasers’ Share Allocation, the Company shall not be entitled to bring any claim, action, suit, or other judicial proceeding against any Purchaser listed on Schedule I prior to the Closing. Notwithstanding anything in this Agreement to the contrary, in no event shall Galil be required to bring an Action against any Person, including any Purchaser, to cause such Person to satisfy its obligations hereunder or seek any other remedy in connection with such Person’s failure to satisfy its obligations hereunder. Further, notwithstanding anything in this Agreement to the contrary, the liability of any Purchaser under this Agreement shall not exceed (x) for any Purchaser listed on Schedule I, such Purchaser’s proportionate share (equal to such Purchaser’s Share Allocation divided by the aggregate Share Allocations of all defaulting Purchasers listed on Schedule I (as reasonably determined by board of directors of the Company)) of the total of the Company Termination Fee and Parent Transaction Expenses accrued through the date of termination of the Merger Agreement (both as defined in Section 8.5(e) of the Merger Agreement), to the extent such fees have not been paid by Galil, and (y) for any Purchaser listed on Schedule II, such Purchaser’s proportionate share (equal to such Purchaser’s Share Allocation divided by the aggregate Share Allocations of all Defaulting Purchasers listed on Schedule II) of the total of the Parent Termination Fee and Company Transaction Expenses accrued through the date of termination of the Merger Agreement (both as defined in Section 8.5(b) of the Merger Agreement), to the extent such fees have been paid by the Company. Payment of the amounts set forth in the preceding sentence (“Damages”) shall be the sole and exclusive remedy of the Company against any Purchaser arising from a breach of its pre-Closing covenants under this Agreement, including those contained in Section 1(a) and Section 2(b) and in no event shall the Company be entitled to specific performance or any other remedy, at law or in equity. The Company acknowledges and agrees that its right to monetary damages in the amount of the Damages shall be in lieu of all other remedies for a breach by any Purchaser of its pre-Closing covenants under this Agreement, including those contained in Section 1(a) and Section 2(b).

(c) Survival of Representations and Warranties.  If the Closing occurs, the representations, warranties, agreements and covenants contained in this Agreement and the other Transaction Documents shall survive the Closing Date and the delivery of the Shares.

(d) Fees and Expenses.  Except as set forth in Section 9(e), each of the parties shall pay the fees and expenses of its advisors, counsel, accountants and other experts, if any, and all other expenses, incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement and the other Transaction Documents.

(e) Attorneys’ Fees.  If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement or other Transaction Documents, then the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled, provided that any such fees and expenses incurred in connection with a claim, action, suit or proceeding brought by the Company against any Purchaser, as contemplated by Section 9(b), shall be paid solely by the nonprevailing party or parties in such proceeding.

(f) Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, email or otherwise (provided such delivery is during regular business hours, and if not, then on the next Business Day), (ii) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a nationally recognized next-day courier or (iii) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to the Company:

Endocare, Inc.
201 Technology Drive
Irvine, CA 92618
Attention: Clint B. Davis
Facsimile: (949) 450-5310
Email: cdavis@endocare.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
3161 Michelson Drive, Suite 1200
Irvine, CA 92612
Attention: Michelle A. Hodges
Facsimile: (949) 475-4703
Email: mhodges@gibsondunn.com

(ii) if to any Purchaser:

At the address of such Purchaser set forth on the signature page hereto.
with a copy (which shall not constitute notice) to:

Willkie, Farr & Gallagher LLP
787 7th Avenue
New York, NY 10019
Attention: Gordon Caplan
Facsimile: (212) 728-9266
Email: gcaplan@willkie.com

(g) Entire Agreement.  This Agreement and the Registration Rights Agreement constitute the entire agreement between the parties with respect to the subject matter hereof, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof. No party shall be liable or bound to any other party in any manner by any representations, warranties or covenants except as expressly set forth in this Agreement.

(h) No Third Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except that the Placement Agent is an intended third party beneficiary with respect to the representations and warranties made by (i) the Company in Section 3 and (ii) the Purchasers in Section 4.

(i) Amendment; Waiver.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by an express written consent signed by the Company and Purchasers that own, or have committed to purchase (excluding any Purchaser that has defaulted in its purchase obligations under this Agreement), 75% of the Shares (excluding any Shares of any Purchaser that has defaulted in its purchase obligations under this Agreement), provided, however, that any amendment or waiver that adversely affects the rights of any Purchaser or Purchasers in a manner that is different than the effect on the rights of the other Purchasers shall require the express written consent of such affected adversely Purchaser or Purchasers. No waiver by any party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

(j) Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of Purchasers that have committed to purchase (excluding any Purchaser that has defaulted in its purchase obligations under this Agreement), 75% of the Shares (excluding any Shares of any Purchaser that has defaulted in its purchase obligations under this Agreement). No Purchaser may assign this Agreement or any rights or obligations hereunder without the prior written consent of the Company and the other Purchasers, except to an affiliate of such Purchaser who agrees to be bound by the terms of, and executes a counterpart to, this Agreement. Any attempted assignment by a Purchaser in violation of this Agreement shall render such Purchaser a Defaulting Purchaser under this Agreement.

(k) Independent Nature of Purchasers’ Obligations and Rights.  The obligations of each Purchaser under this Agreement and other Transaction Documents are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under this Agreement or any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement and other Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose.

(l) Governing Law; Arbitration.  This Agreement shall be governed by and construed under the laws of the State of Delaware without regard to any conflict of laws principles that would require the application of the laws of any other jurisdiction. Each of the parties irrevocably agrees that in the event of the bringing of any legal Action arising out of or relating to this Agreement or the transactions contemplated hereby brought by any other party or its successors or assigns, then the sole forum for resolving such dispute shall be any appropriate State or federal court in the State of Delaware, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, the parties agree that any dispute, claim or controversy arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, that arises at the same time and relates to the same or similar facts, claims or events as any one or more disputes, claims or controversies arising out of or relating to the Merger Agreement, shall, to the extent practicable, be combined in one arbitration proceeding under Section 9.3 of the Merger Agreement, and in such event, the provisions of such section governing dispute resolution shall supersede any provisions relating to such matters in this Agreement. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.

(m) Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect and in lieu of such invalid or unenforceable provision there shall be automatically added as part of this Agreement a valid and enforceable provision as similar in terms to the invalid or unenforceable provision as possible, provided that this Agreement as amended, (i) reflects the intent of the parties hereto, and (ii) does not change the bargained for consideration or benefits to be received by each party hereto.

(n) Headings.  The article, section and subsection headings in this Agreement are for convenience only and shall not constitute a part of this Agreement for any other purpose and shall not be deemed to limit or affect any of the provisions hereof.

(o) Defined Terms.  Terms used herein that are not defined herein shall have the meanings set forth in the Merger Agreement.

(p) Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

(q) Drafting.  Each party acknowledges that such party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any Law that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereby execute and deliver this Stock Purchase Agreement as of the date first written above.

ENDOCARE, INC.

By:	/s/ Michael R. Rodriguez
Name:     Michael R. Rodriguez

Title:	Senior Vice President, Finance and
Chief Financial Officer

[Signature Page to Stock Purchase Agreement]

SIGNATURE PAGE

The Purchaser hereby subscribes for such number of Shares as shall equal the Share Allocation as set forth below and agrees to be bound by the terms and conditions of this Agreement.

PURCHASER

1.  Dated: Nov. 10, 2008

2.  Subscription Amount: $550,000

3.  Purchase Price: $1.00 per share

4.  Share Allocation:

Richard B. Emmett Signature of Subscriber (and title, if applicable)	Signature of Joint Purchaser (if any)

22-3848480 Taxpayer Identification or Social Security Number	Taxpayer Identification or Social Security Number of Joint Purchaser (if any)

Vertical Fund II, LP Name (please print as name will appear on stock certificate)

Address of principal place of business:

25 DeForest Ave Number and Street

Summit NJ 07901 City, State Zip Code

ACCEPTED BY:

Endocare, Inc.

By:
Name:

Title:

Dated:

SIGNATURE PAGE

The Purchaser hereby subscribes for such number of Shares as shall equal the Share Allocation as set forth below and agrees to be bound by the terms and conditions of this Agreement.

PURCHASER

1.  Dated: Nov. 10, 2008

2.  Subscription Amount: $2,200,000

3.  Purchase Price: $1.00 per share

4.  Share Allocation:

Richard B. Emmett Signature of Subscriber (and title, if applicable)	Signature of Joint Purchaser (if any)

11-2953861 Taxpayer Identification or Social Security Number	Taxpayer Identification or Social Security Number of Joint Purchaser (if any)

Vertical Fund I, LP Name (please print as name will appear on stock certificate)

Address of principal place of business:

25 DeForest Ave Number and Street

Summit, NJ 07901 City, State Zip Code

ACCEPTED BY:

Endocare, Inc.

By:
Name:

Title:

SIGNATURE PAGE

The Purchaser hereby subscribes for such number of Shares as shall equal the Share Allocation as set forth below and agrees to be bound by the terms and conditions of this Agreement.

PURCHASER TMP Nominee II, LLC

1.  Dated:           , 2008

2.  Subscription Amount: $39,283

3.  Purchase Price: $

4.  Share Allocation:

James E. Thomas Signature of Subscriber [Manager] (and title, if applicable)	Signature of Joint Purchaser (if any)

Taxpayer Identification or Social Security Number	Taxpayer Identification or Social Security Number of Joint Purchaser (if any)

TMP Nominee II, LLC Name (please print as name will appear on stock certificate)

Address of principal place of business:

Number and Street

City, State Zip Code

ACCEPTED BY:

Endocare, Inc.

By:
Name:

Title:

SIGNATURE PAGE

The Purchaser hereby subscribes for such number of Shares as shall equal the Share Allocation as set forth below and agrees to be bound by the terms and conditions of this Agreement.

PURCHASER TMP Nominee LLC

1.  Dated:           , 2008

2.  Subscription Amount: $78,042

3.  Purchase Price: $

4.  Share Allocation:

James E. Thomas Signature of Subscriber [Manager] (and title, if applicable)	Signature of Joint Purchaser (if any)

Taxpayer Identification or Social Security Number	Taxpayer Identification or Social Security Number of Joint Purchaser (if any)

TMP Nominee LLC Name (please print as name will appear on stock certificate)

Address of principal place of business:

Number and Street

City, State Zip Code

ACCEPTED BY:

Endocare, Inc.

By:
Name:

Title:

SIGNATURE PAGE

The Purchaser hereby subscribes for such number of Shares as shall equal the Share Allocation as set forth below and agrees to be bound by the terms and conditions of this Agreement.

PURCHASER

1.  Dated:           , 2008

2.  Subscription Amount: $13,349

3.  Purchase Price: $

4.  Share Allocation:

By its General Partner Thomas, McNerney & Partners LLC

James E. Thomas Signature of Subscriber [Manager] (and title, if applicable)	Signature of Joint Purchaser (if any)

Taxpayer Identification or Social Security Number	Taxpayer Identification or Social Security Number of Joint Purchaser (if any)

TMP Associates II, LP Name (please print as name will appear on stock certificate)

Address of principal place of business:

Number and Street

City, State Zip Code

ACCEPTED BY:

Endocare, Inc.

By:
Name:

Title:

SIGNATURE PAGE

The Purchaser hereby subscribes for such number of Shares as shall equal the Share Allocation as set forth below and agrees to be bound by the terms and conditions of this Agreement.

PURCHASER TMP Associates, LP

1.  Dated:           , 2008

2.  Subscription Amount: $7,979

3.  Purchase Price: $

4.  Share Allocation:

By its General Partner Thomas, McNerney & Partners LLC

James E. Thomas Signature of Subscriber [Manager] (and title, if applicable)	Signature of Joint Purchaser (if any)

Taxpayer Identification or Social Security Number	Taxpayer Identification or Social Security Number of Joint Purchaser (if any)

TMP Associates, LP Name (please print as name will appear on stock certificate)

Address of principal place of business:

Number and Street

City, State Zip Code

ACCEPTED BY:

Endocare, Inc.

By:
Name:

Title:

SIGNATURE PAGE

The Purchaser hereby subscribes for such number of Shares as shall equal the Share Allocation as set forth below and agrees to be bound by the terms and conditions of this Agreement.

PURCHASER Thomas, McNerney & Partners, LP

1.  Dated:           , 2008

2.  Subscription Amount: $2,100,039

3.  Purchase Price: $

4.  Share Allocation:

By its General Partner Thomas, McNerney & Partners LLC

James E. Thomas Signature of Subscriber [Manager] (and title, if applicable)	Signature of Joint Purchaser (if any)

Taxpayer Identification or Social Security Number	Taxpayer Identification or Social Security Number of Joint Purchaser (if any)

Thomas, McNerney & Partners, LP Name (please print as name will appear on stock certificate)

Address of principal place of business:

263 Tresser Blvd., Suite 1600 Number and Street

Stanford, CT 06901 City, State Zip Code

ACCEPTED BY:

Endocare, Inc.

By:
Name:

Title:

SIGNATURE PAGE

The Purchaser hereby subscribes for such number of Shares as shall equal the Share Allocation as set forth below and agrees to be bound by the terms and conditions of this Agreement.

PURCHASER Thomas, McNerney & Partners II, LP

1.  Dated:           , 2008

2.  Subscription Amount: $3,761,308

3.  Purchase Price: $

4.  Share Allocation:

By its General Partner Thomas, McNerney & Partners LLC

James E. Thomas Signature of Subscriber [Manager] (and title, if applicable)	Signature of Joint Purchaser (if any)

Taxpayer Identification or Social Security Number	Taxpayer Identification or Social Security Number of Joint Purchaser (if any)

Thomas, McNerney & Partners II, LP Name (please print as name will appear on stock certificate)

Address of principal place of business:

263 Tresser Blvd., Suite 1600 Number and Street

Stanford, CT 06901 City, State Zip Code

ACCEPTED BY:

Endocare, Inc.

By:
Name:

Title:

SIGNATURE PAGE

The Purchaser hereby subscribes for such number of Shares as shall equal the Share Allocation as set forth below and agrees to be bound by the terms and conditions of this Agreement.

PURCHASER

1.  Dated:           , 2008

2.  Subscription Amount: $550,000

3.  Purchase Price: $

4.  Share Allocation:

[Illegible] Signature of Subscriber (and title, if applicable)	Signature of Joint Purchaser (if any)

Taxpayer Identification or Social Security Number	Taxpayer Identification or Social Security Number of Joint Purchaser (if any)

Discount Investment Corporation Ltd Name (please print as name will appear on stock certificate)

Address of principal place of business:

3 Azrieli Center Triangular Tower, 44th Floor Number and Street

Tel Aviv 67023, Israel City, State Zip Code

ACCEPTED BY:

Endocare, Inc.

By:
Name:

Title:

Dated:

SIGNATURE PAGE

The Purchaser hereby subscribes for such number of Shares as shall equal the Share Allocation as set forth below and agrees to be bound by the terms and conditions of this Agreement.

PURCHASER

1.  Dated: Nov. 10, 2008

2.  Subscription Amount: $200,000

3.  Purchase Price: $

4.  Share Allocation:

Berman & Co. Trading & Investments Ltd.

[Illegible] Signature of Subscriber (and title, if applicable)	Signature of Joint Purchaser (if any)

Taxpayer Identification or Social Security Number	Taxpayer Identification or Social Security Number of Joint Purchaser (if any)

Berman & Co. Trading & Investments Ltd. Name (please print as name will appear on stock certificate)

Address of principal place of business:

58 Stricker St. Number and Street

Tel Aviv Israel 62003 City, State Zip Code

ACCEPTED BY:

Endocare, Inc.

By:
Name:

Title:

Dated:

SIGNATURE PAGE

The Purchaser hereby subscribes for such number of Shares as shall equal the Share Allocation as set forth below and agrees to be bound by the terms and conditions of this Agreement.

PURCHASER

1.  Dated:

2.  Subscription Amount: $700,000

3.  Purchase Price: $

4.  Share Allocation:

RDC Rafael Development Corporation Ltd.

[Illegible] Signature of Subscriber (and title, if applicable)	Signature of Joint Purchaser (if any)

Taxpayer Identification or Social Security Number	Taxpayer Identification or Social Security Number of Joint Purchaser (if any)

RDC Rafael Development Corporation Ltd. Name (please print as name will appear on stock certificate)

Address of principal place of business:

[Illegible] Number and Street

Israel 20692 City, State Zip Code

ACCEPTED BY:

Endocare, Inc.

By:
Name:

Title:

Dated:

SIGNATURE PAGE

The Purchaser hereby subscribes for such number of Shares as shall equal the Share Allocation as set forth below and agrees to be bound by the terms and conditions of this Agreement.

PURCHASER

1.  Dated:

2.  Subscription Amount: $550,000

3.  Purchase Price: $

4.  Share Allocation:

Elron Electronic Industries Ltd.

[Illegible] Signature of Subscriber (and title, if applicable)	Signature of Joint Purchaser (if any)

Taxpayer Identification or Social Security Number	Taxpayer Identification or Social Security Number of Joint Purchaser (if any)

Elron Electronic Industries Ltd. Name (please print as name will appear on stock certificate)

Address of principal place of business:

3 Azrieli Center 42nd Floor, Triangular Bldg Number and Street

Tel Aviv Israel 67023 City, State Zip Code

ACCEPTED BY:

Endocare, Inc.

By:
Name:

Title:

Dated:

SIGNATURE PAGE

The Purchaser hereby subscribes for such number of Shares as shall equal the Share Allocation as set forth below and agrees to be bound by the terms and conditions of this Agreement.

PURCHASER

1.  Dated:

2.  Subscription Amount: $750,000

3.  Purchase Price: $

4.  Share Allocation:

[Illegible], Managing Director Signature of Subscriber (and title, if applicable)	Signature of Joint Purchaser (if any)

98-0372426 Taxpayer Identification or Social Security Number	Taxpayer Identification or Social Security Number of Joint Purchaser (if any)

Investor Group L.P. Name (please print as name will appear on stock certificate)

Address of principal place of business:

Canada Court, Upland Road Number and Street

St. Peter Port, Guernsey GY1 3BQ City, State Zip Code

ACCEPTED BY:

Endocare, Inc.

By:
Name:

Title:

Dated:

SIGNATURE PAGE

The Purchaser hereby subscribes for such number of Shares as shall equal the Share Allocation as set forth below and agrees to be bound by the terms and conditions of this Agreement.

PURCHASER

1.  Dated:

2.  Subscription Amount: $1,750,000

3.  Purchase Price: $

4.  Share Allocation:

[Illegible] Signature of Subscriber (and title, if applicable)	Signature of Joint Purchaser (if any)

Taxpayer Identification or Social Security Number	Taxpayer Identification or Social Security Number of Joint Purchaser (if any)

Investor Growth Capital Limited Name (please print as name will appear on stock certificate)

Address of principal place of business:

Canada Court, Upland Road Number and Street

St. Peter Port, Guernsey GY1 3BQ City, State Zip Code

ACCEPTED BY:

Endocare, Inc.

By:
Name:

Title:

Dated:

SIGNATURE PAGE

The Purchaser hereby subscribes for such number of Shares as shall equal the Share Allocation as set forth below and agrees to be bound by the terms and conditions of this Agreement.

PURCHASER

1.  Dated:

2.  Subscription Amount: $3,000,000

3.  Purchase Price: $

4.  Share Allocation:

Frazier Healthcare V, L.P. By: FHM V, LP, Its General Partner By: FHM V, LLC

[Illegible] Signature of Subscriber (and title, if applicable)	Signature of Joint Purchaser (if any)

Taxpayer Identification or Social Security Number	Taxpayer Identification or Social Security Number of Joint Purchaser (if any)

Frazier Healthcare V, L.P. Name (please print as name will appear on stock certificate)

Address of principal place of business:

Two Union Square, Suite 3200 Number and Street

Seattle, WA 98101 City, State Zip Code

ACCEPTED BY:

Endocare, Inc.

By:
Name:

Title:

Dated:

Annex C

ENDOCARE, INC.
2009 STOCK INCENTIVE PLAN

1.  Purpose

The purpose of the Endocare, Inc. 2009 Stock Incentive Plan (the “Plan”) is to enable Endocare, Inc. and its subsidiaries to attract, retain and motivate is non-employee directors, officers, employees and service providers, in each case who are selected to be Participants, and to further align the interests of such persons with those of Company stockholders by providing for or increasing the proprietary interest of such persons in the Company. The Plan provides for the grant of Incentive and Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units, any of which may be performance-based, and for Incentive Bonuses, which may be paid in cash or stock or a combination thereof, as determined by the Administrator.

2.  Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a) “Administrator” means the Administrator of the Plan in accordance with Section 18.

(b) “Affiliate” and “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

(c) “Assumed” means that pursuant to a Corporate Transaction either (i) the Award is expressly affirmed by the Company or (ii) the contractual obligations represented by the Award are expressly assumed (and not simply by operation of law) by the successor entity or its Parent in connection with the Corporate Transaction with equitable adjustments to the number and type of securities of the successor entity or its Parent subject to the Award and the exercise or purchase price thereof.

(d) “Award” means an Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit or Incentive Bonus granted to a Participant pursuant to the provisions of the Plan, any of which the Administrator may structure to qualify in whole or in part as a Performance Award.

(e) “Award Agreement” means a written agreement or other instrument as may be approved from time to time by the Administrator implementing the grant of each Award. An Agreement may be in the form of an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or certificates, notices or similar instruments as approved by the Administrator.

(f) “Board” means the board of directors of the Company.

(g) “Cause” means (unless otherwise expressly provided in the Award Agreement or another contract, including an employment agreement) a termination of service based upon, in the determination of the Administrator, the Participant’s: (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity; (ii) dishonesty, intentional misconduct or material breach of any agreement with the Company or a Related Entity; or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

(h) “Change in Control” means a change in ownership or control of the Company effected through either of the following transactions:

(i) the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities pursuant to a tender or exchange offer made directly to the Company’s stockholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such stockholders accept, or

(ii) a change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

(i) “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issues thereunder.

(j) “Common Stock” means the Company’s common stock, par value $.001, Company’s common stock, par value $.001.

(k) “Company” means Endocare, Inc., a Delaware corporation, or any successor corporation that adopts the Plan in connection with a Corporate Transaction.

(l) “Continuing Directors” means members of the Board who either (i) have been Board members continuously for a period of at least thirty-six (36) months or (ii) have been Board members for less than thirty-six (36) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

(m) “Corporate Transaction” means any of the following transactions, provided, however, that the Administrator shall determine under parts (iv) and (v) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(i) a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated;

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(iii) the complete liquidation or dissolution of the Company;

(iv) any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but (A) the shares of Common Stock outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than forty percent (40%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction; or

(v) acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

(n) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(o) “Disability” means as defined under the long-term disability policy of the Company or the Related Entity to which the Participant provides services regardless of whether the Participant is covered by such policy. If the Company or the Related Entity to which the Participant provides service does not have a long-term disability plan in place, “Disability” means that a Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Participant will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

(p) “Fair Market Value” means, as of any date, the closing sales price per share at which the Shares are sold on the NASDAQ Capital Market , or, if no Shares are traded on the NASDAQ Capital Market on the date in question, then for the next preceding date for which Shares are traded on the NASDAQ Capital Market or, if the Shares are at any time no longer traded on the NASDAQ Capital Market, the closing sales price per share at which the Shares are sold on such other exchange, listing, quotation or similar service, or, if no such closing sales price is available, such other method, consistent with Section 409A of the Code, as the Administrator may determine.

(q) “Incentive Bonus” means a bonus opportunity awarded under Section 9 pursuant to which a Participant may become entitled to receive an amount based on satisfaction of such performance criteria as are specified in the Award Agreement.

(r) “Incentive Stock Option” means a stock option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(s) “Nonemployee Director” means each person who is, or is elected to be, a member of the Board and who is not an employee of the Company or any Subsidiary.

(t) “Nonqualified Stock Option” means a stock option that is not intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(u) “Option” means an Incentive Stock Option and/or a Nonqualified Stock Option granted pursuant to Section 6 of the Plan.

(v) “Parent” means a “parent corporation”, whether now or hereafter existing, as defined in Section 424(e) of the Code.

(w) “Participant” means any individual described in Section 3 to whom Awards have been granted from time to time by the Administrator and any authorized transferee of such individual.

(x) “Performance Award” means an Award, the grant, issuance, retention, vesting or settlement of which is subject to satisfaction of one or more Qualifying Performance Criteria established pursuant to Section 13.

(y) “Prior Plans” means the Company’s 2004 Stock Incentive Plan, 1995 Stock Plan and 1995 Director Option Plan.

(z) “Qualifying Performance Criteria” has the meaning set forth in Section 13(b).

(aa) “Related Entity” means any Parent or Subsidiary of the Company and any business, corporation, partnership, limited liability company or other entity in which the Company or a Parent or a Subsidiary of the Company holds a substantial ownership interest, directly or indirectly.

(bb) “Replaced” means that pursuant to a Corporate Transaction the Award is replaced with a comparable stock award or a cash incentive program of the Company, the successor entity (if applicable) or Parent of either of them, which generally preserves the compensation element of such Award existing at the time of the Corporate Transaction.

(cc) “Restricted Stock” means Shares granted pursuant to Section 8 of the Plan.

(dd) “Restricted Stock Unit” means an Award granted to a Participant pursuant to Section 8 pursuant to which Shares or cash in lieu thereof may be issued in the future.

(ee) “Share” means a share of the Common Stock, subject to adjustment as provided in Section 12.

(ff) “Stock Appreciation Right” means a right granted pursuant to Section 7 of the Plan that entitles the Participant to receive, in cash or Shares or a combination thereof, as determined by the Administrator, value equal to or otherwise based on the excess of (i) the market price of a specified number of Shares at the time of exercise over (ii) the exercise price of the right, as established by the Administrator on the date of grant.

(gg) “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company where each of the corporations in the unbroken chain other than the last corporation owns stock possessing at least 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in the chain, and if specifically determined by the Administrator in the context other than with respect to Incentive Stock Options, may include an entity in which the Company has a significant ownership interest or that is directly or indirectly controlled by the Company.

(hh) “Termination of Employment” means ceasing to serve as a full-time employee of the Company and its Subsidiaries or, with respect to a Nonemployee Director or other service provider, ceasing to serve as such for the Company. Unless the terms of an Award Agreement provide otherwise, a Termination of Employment shall not be considered to have occurred in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of employee, Nonemployee Director or other service provider, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of employee, Nonemployee Director or other service provider. An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of each Incentive Stock Option, if such leave exceeds ninety (90) days, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Stock Option shall be treated as a Nonqualified Stock Option on the day three (3) months and one (1) day following the expiration of such ninety (90) day period. The Administrator shall determine whether any corporate transaction, such as a sale or spin-off of a division or subsidiary that employs a Participant, shall be deemed to result in a Termination of Employment with the Company and its Subsidiaries for purposes of any affected Participant’s Options, and the Administrator’s decision shall be final and binding.

3.  Eligibility

Any person who is a current or prospective officer or employee of the Company or of any Subsidiary shall be eligible for selection by the Administrator for the grant of Awards hereunder. In addition, Nonemployee Directors and any other service providers who have been retained to provide consulting, advisory or other services to the Company or to any Subsidiary shall be eligible for the grant of Awards hereunder as determined by the Administrator. Options intending to qualify as Incentive Stock Options may only be granted to employees of the Company or any Subsidiary within the meaning of the Code, as selected by the Administrator.

4.  Effective Date and Termination of Plan

This Plan was adopted by the Board as of January [  ], 2009 (the “Effective Date”), subject to approval by the Company’s stockholders. All Awards granted under this Plan are subject to, and may not be exercised before, the approval of this Plan by the affirmative vote of the holders of a majority of the outstanding Shares present, or represented by proxy, and entitled to vote, at a meeting of the Company’s stockholders or by written consent in accordance with the laws of the State of Delaware; provided that if such approval by the stockholders of the Company does not occur within one year of the date that this Plan was adopted by the Board, all Awards previously granted under this Plan shall be void. The Plan shall remain available for the grant of Awards until the tenth (10th) anniversary of the Effective Date. Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board may determine. Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted and then in effect.

5.  Shares Subject to the Plan and to Awards

(a) Aggregate Limits.  The aggregate number of Shares issuable pursuant to all Awards shall not exceed 5,000,000, plus any Shares subject to outstanding awards under the Prior Plans that on or after the Effective Date cease for any reason to be subject to such awards (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested and nonforfeitable shares); provided that any Shares granted as Options or Stock Appreciation Rights shall be counted against this limit on a one-for-one basis and any Shares granted as Awards other than Options or Stock Appreciation Rights shall be counted against this limit as 1.5 Shares for every one (1) Share subject to such Award. The aggregate number of Shares available for grant under this Plan and the number of Shares subject to outstanding Awards shall be subject to adjustment as provided in Section 12.

The Shares issued pursuant to Awards granted under this Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market.

(b) Issuance of Shares.  For purposes of Section 5(a), the aggregate number of Shares issued under this Plan at any time shall equal only the number of Shares actually issued upon exercise or settlement of an Award. Notwithstanding the foregoing, Shares subject to an Award under the Plan may not again be made available for issuance under the Plan if such Shares are: (i) Shares that were subject to a stock-settled Stock Appreciation Right and were not issued upon the net settlement or net exercise of such Stock Appreciation Right, (ii) Shares used to pay the exercise price of an Option, (iii) Shares delivered to or withheld by the Company to pay the withholding taxes related an Award, or (iv) Shares repurchased on the open market with the proceeds of an Option exercise. Shares subject to Awards that have been canceled, expired, forfeited or otherwise not issued under an Award and Shares subject to Awards settled in cash shall not count as Shares issued under this Plan. Any Shares that again become available for grant pursuant to Section 5(a) or this Section 5(b) shall be added back as one (1) Share if such shares were subject to Options or Stock Appreciation Rights granted under the Plan or options or stock appreciation rights granted under a Prior Plan, and as 1.5 Shares if such shares were subject to Awards other than Options or Stock Appreciation Rights granted under the Plan or subject to awards other than options or stock appreciation rights granted under a Prior Plan.

(c) Tax Code Limits.  The aggregate number of Shares subject to Awards granted under this Plan during any calendar year to any one Participant shall not exceed 1,500,000; provided, however, that in the calendar year in which the Participant first commences service with the Company, the maximum number of shares subject to Awards granted to the Participant may be up to two hundred percent (200%) of the number of shares set forth in the foregoing limit, in each case, which limits shall be calculated and adjusted pursuant to Section 12 only to the extent that such calculation or adjustment will not affect the status of any Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code but which number shall not count any tandem SARs (as defined in Section 7). The aggregate number of Shares that may be issued pursuant to the exercise of Incentive Stock Options granted under this Plan shall not exceed 5,000,000, which number shall be calculated and adjusted pursuant to Section 12 only to the extent that such calculation or adjustment will not affect the status of any option intended to qualify as an Incentive Stock Option under Section 422 of the Code. The maximum cash amount payable pursuant to that portion of an Incentive Bonus granted in any calendar year to any Participant under this Plan that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code shall not exceed $3,000,000.

6.  Options

(a) Option Awards.  Options may be granted at any time and from time to time prior to the termination of the Plan to Participants as determined by the Administrator. No Participant shall have any rights as a stockholder with respect to any Shares subject to Option hereunder until said Shares have been issued. Each Option shall be evidenced by an Award Agreement. Options granted pursuant to the Plan need not be identical but each Option must contain and be subject to the terms and conditions set forth below.

(b) Price.  The Administrator will establish the exercise price per Share under each Option, which, in no event will be less than the Fair Market Value of the Shares on the date of grant; provided, however, that the exercise price per Share with respect to an Option that is granted in connection with a merger or other acquisition as a substitute or replacement award for options held by optionees of the acquired entity may be less than the Fair Market Value of the Shares on the date such Option is granted if such exercise price is based on a formula set forth in the terms of the options held by such optionees or in the terms of the agreement providing for such merger or other acquisition. The exercise price of any Option may be paid in Shares, cash or a combination thereof, as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the Shares issuable under an Option, the delivery of previously owned Shares and withholding of Shares otherwise deliverable upon exercise.

(c) No Repricing Without Stockholder Approval.  Other than in connection with a change in the Company’s capitalization (as described in Section 12) the exercise price of an Option may not be reduced without stockholder approval (including canceling previously awarded Options in exchange for other Awards or Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Award).

(d) Provisions Applicable to Options.  The date on which Options become exercisable shall be determined at the sole discretion of the Administrator and set forth in an Award Agreement. Unless provided otherwise in the applicable Award Agreement, to the extent that the Administrator determines that an approved leave of absence or employment on a less than full-time basis is not a Termination of Employment, the vesting period and/or exercisability of an Option shall be adjusted by the Administrator during or to reflect the effects of any period during which the Participant is on an approved leave of absence or is employed on a less than full-time basis.

(e) Term of Options and Termination of Employment:  The Administrator shall establish the term of each Option, which in no case shall exceed a period of ten (10) years from the date of grant. Unless an Option earlier expires upon the expiration date established pursuant to the foregoing sentence, upon the termination of the Participant’s employment, his or her rights to exercise an Option then held shall be only as follows, unless the Administrator specifies otherwise (such as in an Award Agreement):

(i) Death.  Upon the death of a Participant while in the employ of the Company or any Subsidiary or while serving as a member of the Board, the Participant’s Options then held shall be exercisable by his or her estate, heir or beneficiary at any time during the twelve (12) month period commencing on the date of termination (but in no event later than the expiration date of the term of such Option as set forth in the Award Agreement), but only to the extent of the number of Shares as to which such Options were exercisable as of the date of such Termination of Employment. Any and all of the deceased Participant’s Options that are not exercised during the twelve (12) months commencing on the date of termination shall terminate as of the end of such twelve (12) month period.

If a Participant should die following his or her Termination of Employment with the Company and its Subsidiaries at a time when an Option granted under this Plan remains outstanding and exercisable, such Option shall be exercisable by his or her estate, heir or beneficiary at any time during the twelve (12) month period commencing on the date of death (but in no event later than the expiration date of the term of such Option as set forth in the Award Agreement), but only to the extent of the number of Shares as to which such Option was exercisable as of the date of such termination. Any and all of the deceased Participant’s Options that are not exercised during the twelve (12) months commencing on the date of death shall terminate as of the end of such twelve (12) month period. A Participant’s estate shall mean his or her legal representative or other person who so acquires the right to exercise the Option by bequest or inheritance or by reason of the death of the Participant.

(ii) Disability.  Upon Termination of Employment as a result of the Participant’s Disability, the Participant’s Options then held shall be exercisable at any time during the twelve (12) month period commencing on the date of termination (but in no event later than the expiration date of the term of such Option as set forth in the Award Agreement), but only to the extent of the number of Shares as to which such Options were exercisable as of the date of such Termination of Employment. Any and all of the Participant’s Options that are not exercised during the twelve (12) months commencing on the date of termination shall terminate as of the end of such twelve (12) month period.

(iii) Other Reasons.  Upon the date of a termination of a Participant’s employment for any reason other than those stated above in Sections 6(e)(i) and (e)(ii) or as described in Section 15, (A) to the extent that any Option is not exercisable as of such termination date, such portion of the Option shall remain unexercisable and shall terminate as of such date, and (B) to the extent that any Option is exercisable as of such termination date, such portion of the Option shall expire on the earlier of (1) thirty (30) days following such date and (2) the expiration date of such Option as set forth in the Award Agreement.

(iv) Extension if Exercise Prevented by Law.  Notwithstanding the foregoing, if the exercise of an Option within the applicable time periods set forth in this Section 6(e) is prevented by the provisions of Section 16 below, the Award shall remain exercisable until one (1) month after the date the Participant is notified by the Company that the Award is exercisable, but in any event no later than the expiration of the term of such Option as set forth in the Award Agreement.

(f) Incentive Stock Options.  Notwithstanding anything to the contrary in this Section 6, in the case of the grant of an Option intending to qualify as an Incentive Stock Option: (i) if the Participant owns stock possessing more than 10 percent of the combined voting power of all classes of stock of the Company (a “10% Shareholder”), the exercise price of such Option must be at least 110 percent of the Fair Market Value of the Shares on the date of grant and the Option must expire within a period of not more than five (5) years from the date of grant, and (ii) Termination of Employment will occur when the person to whom an Award was granted ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company and its Subsidiaries. Notwithstanding anything in this Section 6 to the contrary, options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and will be deemed to be Nonqualified Stock Options) to the extent that either (A) the aggregate Fair Market Value of Shares (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Subsidiary) exceeds $100,000, taking Options into account in the order in which they were granted, or (B) such Options otherwise remain exercisable but are not exercised within three (3) months of Termination of Employment (or such other period of time provided in Section 422 of the Code).

7.  Stock Appreciation Rights

Stock Appreciation Rights may be granted to Participants from time to time either in tandem with or as a component of other Awards granted under the Plan (“tandem SARs”) or not in conjunction with other Awards (“freestanding SARs”) and may, but need not, relate to a specific Option granted under Section 6. The provisions of Stock Appreciation Rights need not be the same with respect to each grant or each recipient. Any Stock Appreciation Right granted in tandem with an Award may be granted at the same time such Award is granted or at any time thereafter before exercise or expiration of such Award. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in Section 6 and all tandem SARs shall have the same exercise price, vesting, exercisability, forfeiture and termination provisions as the Award to which they relate. Subject to the provisions of Section 6 and the immediately preceding sentence, the Administrator may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate. Stock Appreciation Rights may be settled in Shares, cash or a combination thereof, as determined by the Administrator and set forth in the applicable Award Agreement. Other than in connection with a change in the Company’s capitalization (as described in Section 12) the exercise price of Stock Appreciation Rights may not be reduced without stockholder approval (including canceling previously awarded Stock Appreciation Rights and regranting them with a lower exercise price).

8.  Restricted Stock and Restricted Stock Units

(a) Restricted Stock and Restricted Stock Unit Awards.  Restricted Stock and Restricted Stock Units may be granted at any time and from time to time prior to the termination of the Plan to Participants as determined by the Administrator. Restricted Stock is an award or issuance of Shares the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate. Restricted Stock Units are Awards denominated in units of Shares under which the issuance of Shares is subject to such conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award Agreement. Unless determined otherwise by the Administrator, each Restricted Stock Unit will be equal to one Share and will entitle a Participant to either the issuance of Shares or payment of an amount of cash determined with reference to the value of Shares. To the extent determined by the Administrator, Restricted Stock and Restricted Stock Units may be satisfied or settled in Shares, cash or a combination thereof. Restricted Stock and Restricted Stock Units granted pursuant to the Plan need not be identical but each grant of Restricted Stock and Restricted Stock Units must contain and be subject to the terms and conditions set forth below.

(b) Contents of Agreement.  Each Award Agreement shall contain provisions regarding (i) the number of Shares or Restricted Stock Units subject to such Award or a formula for determining such number, (ii) the purchase price of the Shares, if any, and the means of payment, (iii) the performance criteria, if any, and level of achievement versus these criteria that shall determine the number of Shares or Restricted Stock Units granted, issued, retainable and/or vested, (iv) such terms and conditions on the grant, issuance, vesting and/or forfeiture of the Shares or Restricted Stock Units as may be determined from time to time by the Administrator, (v) the term of the performance period, if any, as to which performance will be measured for determining the number of such Shares or Restricted Stock Units, and (vi) restrictions on the transferability of the Shares or Restricted Stock Units. Shares issued under a Restricted Stock Award may be issued in the name of the Participant and held by the Participant or held by the Company, in each case as the Administrator may provide.

(c) Vesting and Performance Criteria.  The grant, issuance, retention, vesting and/or settlement of shares of Restricted Stock and Restricted Stock Units will occur when and in such installments as the Administrator determines or under criteria the Administrator establishes, which may include Qualifying Performance Criteria. Notwithstanding anything in this Plan to the contrary, the performance criteria for any Restricted Stock or Restricted Stock Unit that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code will be a measure based on one or more Qualifying Performance Criteria selected by the Administrator and specified when the Award is granted. The Administrator shall certify the extent to which any Qualifying Performance Criteria has been satisfied, and the amount payable as a result thereof, prior to vesting and/or settlement (as applicable) of any Restricted Stock or Restricted Stock Unit that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code.

(d) Discretionary Adjustments and Limits.  Subject to the limits imposed under Section 162(m) of the Code for Awards that are intended to qualify as “performance-based compensation,” notwithstanding the satisfaction of any performance goals, the number of Shares granted, issued, retainable and/or vested under an Award of Restricted Stock or Restricted Stock Units on account of either financial performance or personal performance evaluations may, to the extent specified in the Award Agreement, be reduced, but not increased, by the Administrator on the basis of such further considerations as the Administrator shall determine.

(e) Voting Rights.  Unless otherwise determined by the Administrator, Participants holding shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those shares during the period of restriction. Participants shall have no voting rights with respect to Shares underlying Restricted Stock Units unless and until such Shares are reflected as issued and outstanding shares on the Company’s stock ledger.

(f) Dividends and Distributions.  Participants in whose name Restricted Stock is granted shall be entitled to receive all dividends and other distributions paid with respect to those Shares, unless determined otherwise by the Administrator. The Administrator will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock and subject to the same restrictions on transferability as the Restricted Stock with respect to which they were distributed or whether such dividends or distributions will be paid in cash. Shares underlying Restricted Stock Units shall be entitled to dividends or dividend equivalents only to the extent provided by the Administrator.

9.  Incentive Bonuses

(a) General.  Each Incentive Bonus Award will confer upon the Participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period specified by the Administrator.

(b) Incentive Bonus Document.  The terms of any Incentive Bonus will be set forth in an Award Agreement. Each Award Agreement evidencing an Incentive Bonus shall contain provisions regarding (i) the target and maximum amount payable to the Participant as an Incentive Bonus, (ii) the performance criteria and level of achievement versus these criteria that shall determine the amount of such payment, (iii) the term of the performance period as to which performance shall be measured for determining the amount of any payment, (iv) the timing of any payment earned by virtue of performance, (v) restrictions on the alienation or transfer of the Incentive Bonus prior to actual payment, (vi) forfeiture provisions and (vii) such further terms and conditions, in each case not inconsistent with this Plan as may be determined from time to time by the Administrator.

(c) Performance Criteria.  The Administrator shall establish the performance criteria and level of achievement versus these criteria that shall determine the target and maximum amount payable under an Incentive Bonus, which criteria may be based on financial performance and/or personal performance evaluations. Notwithstanding anything to the contrary herein, the performance criteria for any portion of an Incentive Bonus that is intended by the Administrator to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code shall be a measure based on one or more Qualifying Performance Criteria (as defined in Section 13(b)) selected by the Administrator and specified at the time the Incentive Bonus is granted. The Administrator shall certify the extent to which any Qualifying Performance Criteria has been satisfied, and the amount payable as a result thereof, prior to payment of any Incentive Bonus that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code.

(d) Timing and Form of Payment.  The Administrator shall determine the timing of payment of any Incentive Bonus. Payment of the amount due under an Incentive Bonus may be made in cash or in Shares, as determined by the Administrator. The Administrator may provide for or, subject to such terms and conditions as the Administrator may specify, may permit a Participant to elect for the payment of any Incentive Bonus to be deferred to a specified date or event.

(e) Discretionary Adjustments.  Notwithstanding satisfaction of any performance goals, the amount paid under an Incentive Bonus on account of either financial performance or personal performance evaluations may, to the extent specified in the Award Agreement, be reduced, but not increased, by the Administrator on the basis of such further considerations as the Administrator shall determine.

10.  Deferral of Gains

The Administrator may, in an Award Agreement or otherwise, provide for the deferred delivery of Shares upon settlement, vesting or other events with respect to Restricted Stock or Restricted Stock Units, or in payment or satisfaction of an Incentive Bonus. Notwithstanding anything herein to the contrary, in no event will any deferral of the delivery of Shares or any other payment with respect to any Award be allowed if the Administrator determines, in its sole discretion, that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code. No Award shall provide for deferral of compensation that does not comply with Section 409A of the Code, unless the Board, at the time of grant, specifically provides that the Award is not intended to comply with Section 409A of the Code. The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Board.

11.  Conditions and Restrictions Upon Securities Subject to Awards

The Administrator may provide that the Shares issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Administrator in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including without limitation, conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Shares issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Shares already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including without limitation (i) restrictions under an insider trading policy or pursuant to applicable law, (ii) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant and holders of other Company equity compensation arrangements, (iii) restrictions as to the use of a specified brokerage firm for such resales or other transfers and (iv) provisions requiring Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

12.  Adjustment of and Changes in the Stock

Subject to any required action by the stockholders of the Company, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, the maximum number of Shares with respect to which Awards may be granted to any Participant in any calendar year, as well as any other terms that the Administrator determines require adjustment shall be equitably adjusted for (i) any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other transaction with respect to Common Stock including a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Administrator and its determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

No right to purchase fractional shares shall result from any adjustment in Awards pursuant to this Section 12. In case of any such adjustment, the Shares subject to the Award shall be rounded down to the nearest whole share. The Company shall notify Participants holding Awards subject to any adjustments pursuant to this Section 12 of such adjustment, but (whether or not notice is given) such adjustment shall be effective and binding for all purposes of the Plan.

13.  Qualifying Performance-Based Compensation

(a) General.  The Administrator may establish performance criteria and level of achievement versus such criteria that shall determine the number of Shares to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an Award, which criteria may be based on Qualifying Performance Criteria or other standards of financial performance and/or personal performance evaluations. In addition, the Administrator may specify that an Award or a portion of an Award is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code, provided that the performance criteria for such Award or portion of an Award that is intended by the Administrator to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code shall be a measure based on one or more Qualifying Performance Criteria selected by the Administrator and specified at the time the Award is granted. The Administrator shall certify the extent to which any Qualifying Performance Criteria has been satisfied, and the amount payable as a result thereof, prior to payment, settlement or vesting of any Award that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code. Notwithstanding satisfaction of any performance goals, the number of Shares issued under or the amount paid under an award may, to the extent specified in the Award Agreement, be reduced, but not increased, by the Administrator on the basis of such further considerations as the Administrator in its sole discretion shall determine.

(b) Qualifying Performance Criteria.  For purposes of this Plan, the term “Qualifying Performance Criteria” shall mean any one or more of the following performance criteria, or derivations of such performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or Subsidiary, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified by the Administrator: (1) cash flow (before or after dividends), (2) earnings per share (including earnings before any one or more of interest, taxes, depreciation and amortization), (3) stock price, (4) return on equity, (5) total stockholder return, (6) return on capital (including return on total capital or return on invested capital), (7) return on inventory, assets or net assets, (8) market capitalization, (9) economic value added, (10) debt leverage (debt to capital, debt to equity or other leverage criteria), (11) revenue, (12) income or net income, (13) operating income, or net operating income, (14) operating profit or net operating profit, (15) operating, gross or pretax margin, (16) return on operating revenue, (17) cash from operations, (18) operating ratio, (19) operating revenue, (20) market share, (21) SG&A ratio, (22) borrowing capacity and other liquidity criteria, (23) inventory turnover, increase or reduction, (24) income from joint ventures, (25) interest coverage, (26) shareholders’ equity or book value per share, (27) overhead or other cost reduction, (28) brand recognition/acceptance, (29) product launch targets, (30) customer service, (31) customer or employee satisfaction, (32) product development or release schedules or new product innovation, or (33) the sales of assets or subsidiaries. To the extent consistent with Section 162(m) of the Code, the Administrator may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to (i) eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the disposal of a segment of a business or related to a change in accounting principle all as determined in accordance with standards established by opinion No. 30 of the Accounting Principles Board (APA Opinion No. 30) or other applicable or successor accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in the Company’s financial statements or notes to the financial statements, and/or (ii) exclude any of the following events that occurs during a performance period: (A) asset write-downs, (B) litigation, claims, judgments or settlements, (C) the effect of changes in tax law or other such laws or provisions affecting reported results, (D) accruals for reorganization and restructuring programs and (E) accruals of any amounts for payment under this Plan or any other compensation arrangement maintained by the Company.

14.  Transferability

Each Award may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each Option or Stock Appreciation Right shall be exercisable only by the Participant during his or her lifetime. Notwithstanding the foregoing, to the extent permitted by the Administrator, a Participant may transfer an Award (other than an Incentive Stock Option) to any “family member” of the Participant (as such term is defined in Section 1(a)(5) of the General Instructions to Form S-8 under the Securities Act of 1933, as amended (“Form S-8”)), to trusts solely for the benefit of such family members and to partnerships in which such family members and/or trusts are the only partners; provided that, (i) as a condition thereof, the transferor and the transferee must execute a written agreement containing such terms as specified by the Administrator, and (ii) the transfer is pursuant to a gift or a domestic relations order to the extent permitted under the General Instructions to Form S-8. Except to the extent specified otherwise in the agreement the Administrator provides for the Participant and transferee to execute, all vesting, exercisability and forfeiture provisions that are conditioned on the Participant’s continued employment or service shall continue to be determined with reference to the Participant’s employment or service (and not to the status of the transferee) after any transfer of an Award pursuant to this Section 14, and the responsibility to pay any taxes in connection with an Award shall remain with the Participant notwithstanding any transfer other than by will or intestate succession. Notwithstanding the foregoing, the Participant may designate one or more beneficiaries of the Participant’s Award in the event of the Participant’s death on a beneficiary designation form provided by the Administrator.

15.  Corporate Transactions and Changes in Control

(a) General.  The Administrator may provide, either at the time an Award is granted or thereafter, that a Corporation Transaction or Change in Control shall have such effect as specified by the Administrator, or no effect, as the Administrator in its discretion may provide.

(b) Termination of Award to Extent Not Assumed in Corporate Transaction.  Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate. However, all such Awards shall not terminate to the extent they are Assumed in connection with the Corporate Transaction. In addition, in lieu of such termination, the Administrator may provide for the conversion of any outstanding Award, or portion thereof, into a right to receive cash or other property upon or following the consummation of the Corporate Transaction in an amount equal to the value of the consideration to be received by holders of Shares in connection with such transaction for one Share, less the per share purchase or exercise price of such Award, if any, multiplied by the number of Shares subject to such Award, or a portion thereof.

(c) Acceleration of Award Upon Corporate Transaction or Change in Control.

(i) Corporate Transaction.  Except as provided otherwise in an Award Agreement, in the event of a Corporate Transaction and:

(A) for the portion of each Award that is Assumed or Replaced, then such Award (if Assumed), the replacement Award (if Replaced), or the cash incentive (if Replaced) program automatically shall become fully vested, exercisable and payable and be released from any repurchase or forfeiture rights for all of the Shares at the time represented by such Assumed or Replaced portion of the Award, immediately upon termination of the Participant’s Termination of Employment if such Participant’s Termination of Employment occurs by reason of a termination without Cause within twelve (12) months after the Corporate Transaction; and

(B) for the portion of each Award that is neither Assumed nor Replaced, such portion of the Award shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights for all of the Shares at the time represented by such portion of the Award, immediately prior to the specified effective date of such Corporate Transaction, provided that the Participant has not experienced a Termination of Employment prior to such date. The portion of the Award that is not Assumed shall terminate under this Section 15 to the extent not exercised prior to the consummation of such Corporate Transaction.

(ii) Change in Control.  Except as provided otherwise in an Award Agreement, following a Change in Control (other than a Change in Control which also is a Corporate Transaction) and upon the Participant’s Termination of Employment for any reason other than Cause within twelve (12) months after a Change in Control, each Award of such Participant which is at the time outstanding under this Plan automatically shall become fully vested and exercisable and be released from any repurchase or forfeiture rights, immediately upon such Termination of Employment.

16.  Compliance with Laws and Regulations

This Plan, the grant, issuance, vesting, exercise and settlement of Awards thereunder, and the obligation of the Company to sell, issue or deliver Shares under such Awards, shall be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Participant’s name or deliver any Shares prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Administrator shall determine to be necessary or advisable. To the extent the Company is unable to or the Administrator deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, the Company and its Subsidiaries shall be relieved of any liability with respect to the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained. No Option shall be exercisable and no Shares shall be issued and/or transferable under any other Award unless a registration statement with respect to the Shares underlying such Award is effective and current or the Company has determined that such registration is unnecessary.

The Administrator may modify the provisions of the Plan or adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures or to recognize differences in local law, currency or tax policy. The Administrator may also impose conditions on the grant, issuance, exercise, vesting, settlement or retention of Awards in order to comply with such foreign law and/or to minimize the Company’s obligations with respect to tax equalization for Participants employed outside their home country. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding the conversion of local currency, data privacy security, payroll tax, withholding procedures and handling of stock certificates which vary with local requirements. The Administrator may also adopt sub-plans applicable to particular Subsidiaries or locations. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Sections 5 and 19, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan. The Administrator shall not be required to obtain the approval of stockholders prior to the adoption, amendment or termination of any sub-plan unless required by applicable law (including the law of the foreign jurisdiction in which Participants participating in the sub-plan are located) or the NASDAQ Capital Market listing requirements.

17.  Withholding

To the extent required by applicable federal, state, local or foreign law, a Participant shall be required to satisfy, in a manner satisfactory to the Company, any withholding tax obligations that arise by reason of an Option exercise, disposition of Shares issued under an Incentive Stock Option, the vesting of or settlement of an Award, an election pursuant to Section 83(b) of the Code or otherwise with respect to an Award. To the extent a Participant makes an election under Section 83(b) of the Code, within ten days of filing such election with the Internal Revenue Service, the Participant must notify the Company in writing of such election. The Company and its Subsidiaries shall not be required to issue Shares, make any payment or to recognize the transfer or disposition of Shares until all such obligations are satisfied. The Administrator may provide for or permit these obligations to be satisfied through the mandatory or elective sale of Shares and/or by having the Company withhold a portion of the Shares that otherwise would be issued to him or her upon exercise of the Option or the vesting or settlement of an Award, or by tendering

Shares previously acquired. To the extent a Participant makes an election under Section 83(b) of the Code, within ten days of filing such election with the Internal Revenue Service, the Participant must notify the Company in writing of such election.

18.  Administration of the Plan

(a) Administrator of the Plan.  The Plan shall be administered by the Administrator who shall be the Compensation Committee of the Board or, in the absence of a Compensation Committee, the Board itself. Any power of the Administrator may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any Award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 or cause an Award designated as a Performance Award not to qualify for treatment as performance-based compensation under Section 162(m) of the Code. To the extent that any permitted action taken by the Board conflicts with action taken by the Administrator, the Board action shall control. The Compensation Committee may by resolution authorize one or more officers of the Company to perform any or all things that the Administrator is authorized and empowered to do or perform under the Plan, and for all purposes under this Plan, such officer or officers shall be treated as the Administrator; provided, however, that the resolution so authorizing such officer or officers shall specify the total number of Awards (if any) such officer or officers may award pursuant to such delegated authority, and any such Award shall be subject to the form of Award Agreement theretofore approved by the Compensation Committee. No such officer shall designate himself or herself as a recipient of any Awards granted under authority delegated to such officer. The Compensation Committee hereby designates the Secretary of the Company and the head of the Company’s human resource function to assist the Administrator in the administration of the Plan and execute agreements evidencing Awards made under this Plan or other documents entered into under this Plan on behalf of the Administrator or the Company. In addition, the Compensation Committee may delegate any or all aspects of the day-to-day administration of the Plan to one or more officers or employees of the Company or any Subsidiary, and/or to one or more agents.

(b) Powers of Administrator.  Subject to the express provisions of this Plan, the Administrator shall be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of this Plan, including, without limitation: (i) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein; (ii) to determine which persons are Participants, to which of such Participants, if any, Awards shall be granted hereunder and the timing of any such Awards; (iii) to grant Awards to Participants and determine the terms and conditions thereof, including the number of Shares subject to Awards and the exercise or purchase price of such Shares and the circumstances under which Awards become exercisable or vested or are forfeited or expire, which terms may but need not be conditioned upon the passage of time, continued employment, the satisfaction of performance criteria, the occurrence of certain events (including a Change in Control), or other factors; (iv) to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any Award; (v) to prescribe and amend the terms of the agreements or other documents evidencing Awards made under this Plan (which need not be identical) and the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan; (vi) to determine the extent to which adjustments are required pursuant to Section 12; (vii) to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions if the Administrator, in good faith, determines that it is necessary to do so in light of extraordinary circumstances and for the benefit of the Company; (viii) to approve corrections in the documentation or administration of any Award; and (ix) to make all other determinations deemed necessary or advisable for the administration of this Plan. The Administrator may, in its sole and absolute discretion, without amendment to the Plan, waive or amend the operation of Plan provisions respecting exercise after termination of employment or service to the Company or an Affiliate and, except as otherwise provided herein, adjust any of the terms of any Award. The Administrator may also (A) accelerate the date on which any Award granted under the Plan becomes exercisable or (B) accelerate the vesting date or waive or adjust any condition imposed hereunder with respect to the vesting or exercisability of an Award, provided that the Administrator, in good faith, determines that such acceleration, waiver or other adjustment is necessary or desirable in light of extraordinary circumstances. Notwithstanding anything in the Plan to the contrary, no Award outstanding under the Plan may be repriced, regranted through cancellation, including cancellation in exchange for other Awards or Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Award, or otherwise amended to reduce the exercise price applicable thereto (other than with respect to adjustments made in connection with a transaction or other change in the Company’s capitalization as described in Section 12) without the approval of the Company’s stockholders.

(c) Determinations by the Administrator.  All decisions, determinations and interpretations by the Administrator regarding the Plan, any rules and regulations under the Plan and the terms and conditions of or operation of any Award granted hereunder, shall be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Administrator shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

(d) Subsidiary Awards.  In the case of a grant of an Award to any Participant employed by a Subsidiary, such grant may, if the Administrator so directs, be implemented by the Company issuing any subject Shares to the Subsidiary, for such lawful consideration as the Administrator may determine, upon the condition or understanding that the Subsidiary will transfer the Shares to the Participant in accordance with the terms of the Award specified by the Administrator pursuant to the provisions of the Plan. Notwithstanding any other provision hereof, such Award may be issued by and in the name of the Subsidiary and shall be deemed granted on such date as the Administrator shall determine.

(e) Indemnification.  In addition to such other rights of indemnification as they may have as members of the Board or as officers or employees of the Company or a Related Entity, members of the Board and any officers or employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company’s expense to defend the same.

19.  Amendment of the Plan or Awards

The Board may amend, alter or discontinue this Plan and the Administrator may amend, or alter any agreement or other document evidencing an Award made under this Plan but, except as provided pursuant to the provisions of Section 12, no such amendment shall, without the approval of the stockholders of the Company, amend the Plan in any manner requiring stockholder approval by law or under the NASDAQ Capital Market listing requirements.

No amendment or alteration to the Plan or an Award or Award Agreement shall be made which would impair the rights of the holder of an Award, without such holder’s consent, provided that no such consent shall be required if the Administrator determines in its sole discretion that such amendment or alteration either is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard.

20.  No Liability of Company

The Company and any Subsidiary or affiliate which is in existence or hereafter comes into existence shall not be liable to a Participant or any other person as to: (i) the non-issuance or sale of Shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder; and (ii) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, exercise or settlement of any Award granted hereunder.

21.  Non-Exclusivity of Plan

Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Administrator to adopt such other incentive arrangements as either may deem desirable, including without limitation, the granting of restricted stock or stock options otherwise than under this Plan or an arrangement not intended to qualify under Code Section 162(m), and such arrangements may be either generally applicable or applicable only in specific cases.

22.  Governing Law

This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the Delaware and applicable federal law. Any reference in this Plan or in the agreement or other document evidencing any Awards to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

23.  No Right to Employment, Reelection or Continued Service

Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Subsidiaries and/or its affiliates to terminate any Participant’s employment, service on the Board or service for the Company at any time or for any reason not prohibited by law, nor shall this Plan or an Award itself confer upon any Participant any right to continue his or her employment or service for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, any Subsidiary and/or its affiliates. Subject to Sections 4 and 19, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Board without giving rise to any liability on the part of the Company, its Subsidiaries and/or its affiliates.

24.  Unfunded Plan

The Plan is intended to be an unfunded plan. Participants are and shall at all times be general creditors of the Company with respect to their Awards. If the Administrator or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Company in the event of its bankruptcy or insolvency.

Annex D

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
ENDOCARE, INC.,
a Delaware corporation

It is hereby certified that:

1. The name of the corporation is Endocare, Inc. (the “Corporation”).

2. Article IV of the Restated Certificate of Incorporation of the Corporation shall be amended and restated in its entirety to read as follows:

The total number of shares of stock which the Corporation shall have authority to issue is 76,000,000 shares, consisting of 75,000,000 shares of Common Stock having a par value of $0.001 per share (“Common Stock”) and 1,000,000 shares of Preferred Stock having a par value of $0.001 per share (“Preferred Stock”).

The Board of Directors is expressly authorized to provide for the issuance of all or any shares of Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the General Corporation Law. Such authorization shall include, without limitation, the authority to provide that any such class or series may be: (a) subject to redemption at such time or times and at such price or prices; (b) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (c) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; or (d) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions.

3. The amendment of the Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

D-1

IN WITNESS WHEREOF, this Certificate of Amendment has been duly executed by a duly authorized officer of the Corporation on the  day of          , 2009.

ENDOCARE, INC.

By:
Name:
Title:

D-2

Annex E

[LETTERHEAD OF OPPENHEIMER & CO. INC.]

November 10, 2008

The Board of Directors
Endocare, Inc.
201 Technology Drive
Irvine, California 92618

Members of the Board:

You have asked Oppenheimer & Co. Inc. (“Oppenheimer”) to render a written opinion (“Opinion”) to the Board of Directors of Endocare, Inc. (“Endocare”) as to the fairness, from a financial point of view, to Endocare of the Aggregate Exchange Ratio (as defined below) provided for in the Agreement and Plan of Merger, dated as of November 10, 2008 (the “Merger Agreement”), among Endocare, its wholly owned subsidiary, Orange Acquisitions Ltd. (“Merger Sub”), and Galil Medical Ltd. (“Galil”). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Galil (the “Merger”), pursuant to which Endocare will acquire all of the fully diluted share capital of Galil in exchange for an aggregate number of shares of the common stock, par value $0.001 per share, of Endocare (“Endocare Common Stock”) equal to 0.923077 (the “Aggregate Exchange Ratio”) multiplied by the total number of shares of Endocare Common Stock outstanding at the effective time of the Merger without giving effect to the Merger or the private placement of Endocare Common Stock anticipated to occur concurrently with the consummation of the Merger (the “Financing”). A portion of the Endocare Common Stock to be issued in the Merger will be subject to an escrow arrangement as more fully described in the Merger Agreement and related form of escrow agreement attached as an exhibit thereto.

In arriving at our Opinion, we:

(a) reviewed the Merger Agreement;

(b) reviewed audited financial statements of Endocare and Galil for fiscal years ended December 31, 2005, December 31, 2006 and December 31, 2007 and unaudited financial statements of Endocare and Galil for the nine months ended September 30, 2008;

(c) reviewed financial forecasts and estimates relating to Endocare and Galil for fiscal years ending 2008 through 2010 prepared by the managements of Endocare and Galil and estimates as to potential synergies and strategic benefits anticipated by the managements of Endocare and Galil to result from the Merger;

(d) held discussions with the senior managements of Endocare and Galil with respect to the businesses and prospects of Endocare and Galil;

(e) reviewed historical market prices of Endocare Common Stock;

(f) reviewed and analyzed certain publicly available financial data for companies that we deemed relevant in evaluating Endocare and Galil;

(g) reviewed and analyzed certain publicly available information for transactions that we deemed relevant in evaluating the Merger;

(h) reviewed and analyzed the relative contributions of Endocare and Galil to selected operational metrics of the combined company using historical financial data of Endocare and Galil and financial forecasts and estimates relating to Endocare and Galil prepared by the managements of Endocare and Galil;

(i) reviewed certain potential pro forma financial effects of the Merger on Endocare based on financial forecasts and estimates relating to Endocare and Galil prepared by the managements of Endocare and Galil and estimates as to potential synergies and strategic benefits anticipated by the managements of Endocare and Galil to result from the Merger;

The Board of Directors
Endocare, Inc.
November 10, 2008

(j) reviewed other public information concerning Endocare; and

(k) performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by Endocare, Galil and their respective employees, representatives and affiliates or otherwise reviewed by us. We have been advised that financial forecasts relating to Endocare and Galil beyond the fiscal year ending 2010 have not been prepared by the managements of Endocare and Galil and, accordingly, we have not undertaken an analysis of the future financial performance of Endocare and Galil beyond such periods. With respect to the financial forecasts and estimates relating to Endocare and Galil utilized in our analyses (including estimates as to potential synergies and strategic benefits anticipated by the managements of Endocare and Galil to result from the Merger), we have been advised and, at the direction of the managements of Endocare and Galil and with the consent of Endocare, have assumed, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the managements of Endocare and Galil, as the case may be, as to the future financial condition and operating results of Endocare and Galil and such synergies and strategic benefits and that the financial results reflected in such forecasts and estimates (including estimates as to potential synergies and strategic benefits) will be achieved at the times and in the amounts projected. We have relied, at the direction of Endocare, without independent verification or investigation, on the assessments of the management of Endocare as to (i) the existing and future products, technology and intellectual property of Endocare and Galil and the risks associated with such products, technology and intellectual property and (ii) the ability of Endocare to integrate the businesses of Endocare and Galil and to retain key customers and suppliers of Endocare and Galil. We have assumed, with the consent of Endocare, that the Merger will qualify for federal income tax purposes as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. We also have assumed, with the consent of Endocare, that the Merger and related transactions, including the Financing, will be consummated in accordance with their respective terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger or any related transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Endocare, Galil or the Merger (including the contemplated benefits to Endocare of the Merger). We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of Endocare or Galil.

Our Opinion, as set forth herein, relates to the relative values of Endocare and Galil. We are not expressing any opinion as to the underlying valuation, future performance or long-term viability of Endocare or Galil, the actual value of Endocare Common Stock when issued or the price at which Endocare Common Stock will trade at any time. We express no view as to, and our Opinion does not address, any terms or other aspects or implications of the Merger (other than the Aggregate Exchange Ratio to the extent expressly specified herein) or any related transaction or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise, including, without limitation, the form or structure of the Merger or any terms or other aspects or implications of the Financing. In addition, we express no view as to, and our Opinion does not address, the fairness of the amount or nature of, or any other aspect relating to, the compensation to be received by any individual officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Aggregate Exchange Ratio. We also express no view as to, and our Opinion does not address, the underlying business decision of Endocare to effect the Merger or any related transaction nor does our Opinion address the relative merits of the Merger or any related transaction as compared to any alternative business strategies that might exist for Endocare or the effect of any other transaction in which Endocare might engage. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they

The Board of Directors
Endocare, Inc.
November 10, 2008

exist and can be evaluated by us on the date hereof. As you are aware, the credit, financial and stock markets are experiencing unusual volatility and we express no opinion or view as to the potential effects, if any, of such volatility on Endocare, Galil or the proposed Merger. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

The issuance of this Opinion was approved by an authorized committee of Oppenheimer. As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We have acted as financial advisor to Endocare in connection with the Merger and will receive a fee for our services, a portion of which was payable upon our engagement by Endocare, a portion of which will be payable upon delivery of this Opinion and a significant portion of which is contingent upon consummation of the Merger. As you are aware, we are acting as a placement agent in connection with the Financing, for which we expect to receive compensation. In the ordinary course of business, we and our affiliates may actively trade securities of Endocare for our and our affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Aggregate Exchange Ratio provided for in the Merger Agreement is fair, from a financial point of view, to Endocare. This Opinion is for the use of the Board of Directors of Endocare in its evaluation of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the Merger or any related transaction.

Very truly yours,

/s/  Oppenheimer & Co. Inc.
OPPENHEIMER & CO. INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by any such person in connection with a threatened, pending or completed action, suit or proceeding in which he is involved by reason of the fact that he is or was a director, officer, employee or agent of such corporation, provided that (i) he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify such person against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

As permitted by Section 102 of the Delaware General Corporation Law, Endocare has adopted provisions in its Restated Certificate of Incorporation, as amended, that limit or eliminate the personal liability of its directors for monetary damages for a breach of their fiduciary duty as a director. A director will not be personally liable to Endocare or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to Endocare or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

As permitted by Section 145 of the Delaware General Corporation Law, Endocare’s amended and restated bylaws provide that:

•	Endocare shall indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	Endocare shall have the power to indemnify its other officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law;

•	Endocare shall advance expenses to its directors and executive officers in connection with a legal proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall be determined that such person is not entitled to be identified by Endocare, subject to other limited exceptions; and

•	the rights provided in its amended and restated bylaws are not exclusive.

Endocare has entered into indemnification agreements with each of its directors, as well as with certain officers, employees and consultants. These indemnification agreements provide that Endocare holds harmless and indemnifies each such director, officer, employee and consultant to the fullest extent authorized or permitted by law. In addition, subject to certain conditions, these indemnification agreements provide for payment of expenses (including attorney’s fees) actually and reasonably incurred in connection with any threatened, pending or completed proceeding to which the indemnified director, officer or employee is, was or at any time becomes a party, or is threatened to be made a party, by reason of the fact that he or she is, was or at any time becomes a director, officer, employee or agent of Endocare, or is or was serving or at any time serves at the request of Endocare as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. In addition, Endocare has purchased policies of directors’ and officers’ liability insurance, which insure Endocare’s directors and officers against the cost of defense, settlement or payment of a judgment in certain circumstances.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Endocare pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 21.	Exhibits.

See the Exhibit Index attached to this registration statement and incorporated herein by reference.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes as follows:

(1) That prior to any public reoffering of the securities registered hereunder through use of a proxy statement/prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every proxy statement/prospectus (i) that is filed pursuant to paragraph (b)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To respond to requests for information that is incorporated by reference into the proxy statement/ prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California on January 22, 2009.

ENDOCARE, INC.

By:	/s/ Terrence A. Noonan
Terrence A. Noonan
Chairman, Interim Chief Executive
Officer & Interim President

POWER OF ATTORNEY

We, the undersigned directors and officers of Endocare, Inc., do hereby constitute and appoint Terry Noonan and Michael Rodriguez, or either of them, our true and lawful attorneys-in-fact and agents, each with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents required in connection therewith, and each of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents, or any of them, may deem necessary or advisable to enable Endocare, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement; and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Terrence A. Noonan Terrence A. Noonan	Chairman, Interim Chief Executive Officer & Interim President (Principal Executive Officer)	January 22, 2009

/s/ Michael R. Rodriguez Michael R. Rodriguez	Senior Vice President, Finance & Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 22, 2009

/s/ John R. Daniels, M.D. John R. Daniels, M.D.	Director	January 22, 2009

/s/ David L. Goldsmith David L. Goldsmith	Director	January 22, 2009

/s/ Eric S. Kentor Eric S. Kentor	Director	January 22, 2009

/s/ Thomas R. Testman Thomas R. Testman	Director	January 22, 2009

EXHIBIT INDEX

2	.1(1)	Stock Purchase Agreement, dated as of January 13, 2006, by and among Plethora Solutions Holdings plc, Endocare and Timm Medical Technologies, Inc. The schedules and other attachments to this exhibit were omitted. Endocare agrees to furnish a copy of any omitted schedules or attachments to the Securities and Exchange Commission upon request.

2	.2(2)	$1,425,000 Secured Convertible Promissory Note, dated as of February 10, 2006, from Plethora Solutions Holdings plc to Endocare.

2	.3(3)	Agreement and Plan of Merger, dated as of November 10, 2008, by and among Endocare, Orange Acquisitions Ltd. and Galil Medical Ltd.

3	.1(4)	Restated Certificate of Incorporation.

3	.2(4)	Certificate of Amendment of Restated Certificate of Incorporation of Endocare.

3	.3(5)	Amended and Restated Bylaws of Endocare.

3	.4(6)	Amendment No. 1 to Amended and Restated Bylaws of Endocare.

3	.2(4)	Certificate of Designation of Series A Junior Participating Preferred Stock of Endocare.

4	.1(7)	Form of Stock Certificate.

4	.2(8)	Form of Series A Warrant.

4	.3(8)	Form of Series B Warrant.

4	.4(9)	Rights Agreement, dated as of March 31, 1999, between Endocare and U.S. Stock Transfer Corporation, which includes the form of Certificate of Designation for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Series A Preferred Shares as Exhibit C.

4	.5(10)	Amendment No. 1 to Rights Agreement, dated as of September 24, 2005, between Endocare and U.S. Stock Transfer Corporation.

5.1		Opinion of Gibson, Dunn & Crutcher LLP regarding legality of securities.

8.1		Opinion of Gibson, Dunn & Crutcher LLP regarding tax matters.

10	.1(11)	Lease Agreement, dated as of November 26, 2001, by and between Endocare and The Irvine Company.

10	.2(11)†	Form of Indemnification Agreement by and between Endocare and its directors.

10	.3(11)†	Form of Indemnification Agreement by and between Endocare and its executive officers.

10	.4(12)†	1995 Director Option Plan (as amended and restated through March 2, 1999).

10	.5(13)†	1995 Stock Plan (as amended and restated through December 30, 2003).

10	.6(14)†	Employment Agreement, dated as of December 15, 2003, by and between Endocare and Craig T. Davenport.

10	.7(15)†	Employment Agreement, dated as of August 11, 2004, by and between Endocare and Michael R. Rodriguez.

10	.8(16)†	2004 Stock Incentive Plan.

10	.9(17)†	2004 Non-Employee Director Option Program under 2004 Stock Incentive Plan.

10	.10(17)†	Form of Award Agreement Under 2004 Stock Incentive Plan.

10	.11(18)	Confidential Settlement Agreement and Release, dated as of February 18, 2005, by and between Endocare and Great American E&S Insurance Company.

10	.12(8)	Purchase Agreement, dated as of March 10, 2005, by and between Endocare and the Investors (as defined therein).

10	.13(8)	Registration Rights Agreement, dated as of March 10, 2005, by and between Endocare and the Investors (as defined therein).

10	.14(19)†	First Amendment to Employment Agreement with Craig T. Davenport, dated as of April 28, 2005.

10	.15(2)	Loan and Security Agreement, dated as of October 26, 2005, by and among Endocare, Timm Medical Technologies, Inc. and Silicon Valley Bank.

10	.16(2)	Commercialization Agreement, dated as of November 8, 2005, by and between Endocare and CryoDynamics, LLC.

10	.17(20)†	Employment Agreement, dated as of January 17, 2006, by and between Endocare and Clint B. Davis.

10	.18(21)	Amendment to Loan Documents, dated as of April 24, 2006, by and between Endocare and Silicon Valley Bank.

10	.19(22)	Amendment to Loan Documents, dated as of February 10, 2006, between Endocare, Timm Medical Technologies, Inc. and Silicon Valley Bank.

10	.20(23)†	Employee Deferred Stock Unit Program, effective as of May 18, 2006.

10	.21(23)†	Non-Employee Director Deferred Stock Unit Program, effective as of May 18, 2006.

10	.22(24)	First Amendment to Lease, dated as of May 19, 2006, between Endocare and The Irvine Company.

10	.23(24)*	Customer Quote, dated as of January 9, 2006, to Advanced Medical Partners, Inc.

10	.24(24)*	Amended and Restated Endocare Service Agreement, dated as of January 9, 2006, between Endocare and Advanced Medical Partners, Inc.

10	.25(25)	Common Stock Purchase Agreement, dated as of October 25, 2006, by and between Endocare and Fusion Capital Fund II, LLC.

10	.26(25)	Registration Rights Agreement, dated as of October 25, 2006, by and between Endocare and Fusion Capital Fund II, LLC.

10	.27(26)	Non-Prosecution Agreement, dated as of July 18, 2006, by and between Endocare and the Department of Justice.

10	.28(26)	Consent to Entry of Judgment, dated as of July 14, 2006, in favor of the Securities and Exchange Commission.

10	.29(27)†	Form of Retention Agreement.

10	.30(28)	Amendment to Loan Documents, dated as of December 22, 2006, by and between Endocare, Inc. and Silicon Valley Bank.

10	.31(29)†	Standard Form of RSU Agreement under 2004 Stock Incentive Plan.

10	.32(29)†	Form of RSU Agreement used for Mr. Davenport under 2004 Stock Incentive Plan.

10	.33(29)†	Summary Description of 2007 MICP.

10	.34(30)	Amendment to Loan Documents, dated as of February 23, 2007, by and between Endocare and Silicon Valley Bank.

10	.35(31)	Common Stock Subscription Agreement, dated as of May 24, 2007, by and between Endocare and Frazier Healthcare V, L.P.

10	.36(31)	Registration Rights Agreement, dated as of May 25, 2007, by and between Endocare and Frazier Healthcare V, L.P.

10	.37(32)†	First Amendment to Employee Deferred Stock Unit Program, dated August 6, 2007.

10	.38(32)†	First Amendment to Non-Employee Director Deferred Stock Unit Program, dated August 6, 2007.

10	.39(33)	Memorandum of Understanding, dated September 11, 2007, between Endocare and KPMG LLP.

10	.40(34)	Description of Non-Employee Director Compensation, as amended on December 20, 2007.

10	.41(34)†	Non-Employee Director RSU Program.

10	.42(34)†	Form of RSU Agreement under Non-Employee Director RSU Program.

10	.43(35)	Amendment to Loan Documents, dated as of February 8, 2008, by and between Endocare and Silicon Valley Bank.

10	.44(36)†	Third Amendment to Employment Agreement, dated February 28, 2008, between Craig T. Davenport and Endocare.

10	.45(36)†	Summary Description of 2008 MICP.

10	.46(3)	Stock Purchase Agreement, dated as of November 10, 2008, by and among Endocare, Inc. and the Purchasers set forth on the Signature Pages thereto.

10	.47(3)	Form of Voting Agreement between Endocare and certain shareholders of Galil Medical Ltd.

21	.1(37)	Subsidiaries of Endocare.

23.1		Consent of Ernst & Young LLP Independent Registered Public Accounting Firm to Endocare.

23.2		Consent of Kost Forer Gabbay & Kasierer Independent Registered Public Accounting Firm to Galil.

23.3		Consent of Kost Forer Gabbay & Kasierer Independent Auditors to Acquired Cryo Business.

23.4		Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1 and Exhibit 8.1 hereto).

24.1		Power of Attorney (included on the signature page to this registration statement).

99.1		Consent of Oppenheimer & Co. Inc.

99.2		Form of Proxy Card to be mailed to stockholders of Endocare, Inc.

†	Management contract or compensatory plan or arrangement.

*	Certain confidential portions of this exhibit were omitted and provided separately to the SEC pursuant to a request for confidential treatment.

(1)	Previously filed as an exhibit to Endocare’s Form 8-K filed on January 18, 2006.

(2)	Previously filed as an exhibit to Endocare’s Form 10-K filed on March 16, 2006.

(3)	Previously filed as an exhibit to Endocare’s Form 8-K filed on November 12, 2008.

(4)	Previously filed as an exhibit to Endocare’s Registration Statement on Form S-3 filed on September 20, 2001.

(5)	Previously filed as an exhibit to Endocare’s Form 10-K filed on March 16, 2004.

(6)	Previously filed as an exhibit to Endocare’s Form 8-K filed on March 5, 2008.

(7)	Previously filed as an exhibit to Endocare’s Form 10-K for the year ended December 31, 1995.

(8)	Previously filed as an exhibit to Endocare’s Form 8-K filed on March 16, 2005.

(9)	Previously filed as an exhibit to Endocare’s Form 8-K filed on June 3, 1999.

(10)	Previously filed as an exhibit to Endocare’s Form 8-K filed on June 28, 2005.

(11)	Previously filed as an exhibit to Endocare’s Form 10-K filed on March 29, 2002.

(12)	Previously filed as an exhibit to Endocare’s Registration Statement on Form S-8 filed on June 2, 1999.

(13)	Previously filed as an appendix to Endocare’s Definitive Proxy Statement filed on December 3, 2003.

(14)	Previously filed as an exhibit to Endocare’s Form 8-K filed on December 16, 2003.

(15)	Previously filed as an exhibit to Endocare’s Form 8-K filed on August 12, 2004.

(16)	Previously filed as an appendix to Endocare’s Definitive Proxy Statement filed on August 6, 2004.

(17)	Previously filed as an exhibit to Endocare’s Form 10-K filed on March 16, 2005.

(18)	Previously filed as an exhibit to Endocare’s Form 10-Q filed on May 10, 2005.

(19)	Previously filed as an exhibit to Endocare’s Form 8-K filed on May 3, 2005.

(20)	Previously filed as an exhibit to Endocare’s Form 8-K filed on January 12, 2006.

(21)	Previously filed as an exhibit to Endocare’s Form 8-K filed on April 25, 2006.

(22)	Previously filed as an exhibit to Endocare’s Form 8-K filed on May 10, 2006.

(23)	Previously filed as an exhibit to Endocare’s Form 8-K filed on May 22, 2006.

(24)	Previously filed as an exhibit to Endocare’s Form 10-Q filed on August 8, 2006.

(25)	Previously filed as an exhibit to Endocare’s Form 8-K filed on October 30, 2006.

(26)	Previously filed as an exhibit to Endocare’s Form 10-Q filed on November 9, 2006.

(27)	Previously filed as an exhibit to Endocare’s Form 8-K filed on December 13, 2006.

(28)	Previously filed as an exhibit to Endocare’s Form 10-Q filed on December 22, 2006.

(29)	Previously filed as an exhibit to Endocare’s Form 8-K filed on February 27, 2007.

(30)	Previously filed as an exhibit to Endocare’s Form 8-K filed on February 28, 2007.

(31)	Previously filed as an exhibit to Endocare’s Form 8-K filed on May 29, 2007.

(32)	Previously filed as an exhibit to Endocare’s Form 8-K filed on August 8, 2007.

(33)	Previously filed as an exhibit to Endocare’s Form 10-Q filed on November 6, 2007.

(34)	Previously filed as an exhibit to Endocare’s Form 10-K filed on March 17, 2008.

(35)	Previously filed as an exhibit to Endocare’s Form 8-K filed on February 11, 2008.

(36)	Previously filed as an exhibit to Endocare’s Form 8-K filed on March 5, 2008.

(37)	Not applicable because Endocare does not have any subsidiaries that constitute “significant subsidiaries” under Rule 1-02(w) of Regulation S-X.